UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 30, 2010
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes           No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes           No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes           No X

Enclosure: Press release
ANGLOGOLD ASHANTI ANNUAL FINANCIAL STATEMENTS FOR THE
YEAR ENDED DECEMBER 31, 2009, PREPARED IN ACCORDANCE WITH
INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
09
Annual Financial Statements 2009
Building a strong foundation

Forward-looking statements
Certain statements contained in this document, including, without limitation, those concerning AngloGold Ashanti Limited’s (AngloGold Ashanti) strategy to reduce its gold hedging position, including the extent and effect of the hedge reduction, the economic outlook for the gold mining industry, expecta-
tions regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individ-
ually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and pro-
duction projects and completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources and capital expenditure, and the out-
come and consequence of any pending litigation proceedings, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, eco-
nomic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, amongst other factors, changes in economic and market conditions, success of business and oper-
ating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk managements. For a discussion of such risk factors, refer to the section titled “Risk management and internal controls” in these annual financial statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of these annual financial statements or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
Mr M Cutifani
(51) (Australian)
Mr S Venkatakrishnan
(Venkat)
(44) (British)
Mr RP Edey
(67) (British)
Mr FB Arisman
(65) (American)
Mr WA Nairn
(65) (South African)
Prof LW Nkuhlu
(65) (South African)
Mr SM Pityana
(50) (South African)
Independent Non-executive Directors
Independent Non-executive
Chairman
Chief Executive Officer
Executive Director
Chief Financial Officer
Executive Director
Dr TJ Motlatsi
(58) (South African)
Independent Non-executive
Deputy Chairman
More detailed biographical information is presented in the section Board of directors on pages 134 – 136 of this report.
Board of directors

Contents
AngloGold Ashanti Annual Financial Statements 2009
P
1
Introduction
Vision, mission and values
P2
Scope of report
P4
Corporate profile
P6
Key features 2009
P12
Review of the year
Chairman’s letter
P14
CEO’s review
P18
CFO’s report
P24
Scorecard 2009
P34
Project ONE
P36
Five-year summaries
P40
Operations at a glance
P44
Review of operations
P46
Gold, uranium and silver markets
P110
Global exploration
P114
Mineral Resource and Ore Reserve – a summary
P128
Governance
Board of directors and executive management
P134
Group information
P138
The regulatory environment enabling AngloGold Ashanti to mine
P142
Mine site rehabilitation and closure
P152
Gold production
P154
Sustainable development – a summary
P156
Corporate governance statement
P164
Risk management and internal controls
P176
Directors’ approval
P194
Secretary’s certificate
P194
Report of the independent auditors
P195
Directors’ report
P196
Remuneration report
P207
Financial statements
Group financial statements
P216
Company financial statements
P316
Principal subsidiaries and operating entities
P345
Other
Non-GAAP disclosures
P346
Glossary of terms
P353
Shareholder information
P359
Administrative information
Inside back cover
Contents

AngloGold Ashanti Annual Financial Statements 2009
Vision, mission and values
P
2
Our vision
To be the leading mining company.
Our mission
We create value for our shareholders, our employees and our business and social partners through safely and responsibly exploring, mining and marketing our products. Our primary focus is gold and we will pursue value creating opportunities in other minerals where we can leverage our existing assets, skills and experience to enhance the delivery of value.

AngloGold Ashanti Annual Financial Statements 2009
P

Our values
Safety is our first value.
We place people first and correspondingly put the highest priority on safe and healthy practices and systems of work. We are responsible for seeking out new and innovative ways to ensure that our workplaces are free of occupational injury and illness. We live each day for each other and use our collective commitment, talents, resources and systems to deliver on our most important commitment ...
to care.
We treat each other with dignity and respect.
We believe that individuals who are treated with respect and who are entrusted to take responsibility respond by giving their best. We seek to preserve people's dignity, their sense of self-worth in all our interactions, respecting them for who they are and valuing the unique contribution that they can make to our business success. We are honest with ourselves and others and we deal ethically with all of our business and social partners.
We value diversity.
We aim to be a global leader with the right people for the right jobs. We promote inclusion and team work, deriving benefit from the rich diversity of the cultures, ideas, experiences and skills that each employee brings to the business.
We are accountable for our actions and undertake to deliver on our commitments.
We are focused on delivering results and we do what we say we will do. We accept responsibility and hold ourselves accountable for our work, our behaviour, our ethics and our actions. We aim to deliver high performance outcomes and undertake to deliver on our commitments to our colleagues, business and social partners, and our investors.
The communities and societies in which we operate will be better off for AngloGold Ashanti having been there.
We uphold and promote fundamental human rights where we do business. We contribute to building productive, respectful and mutually beneficial partnerships in the communities in which we operate. We aim to leave host communities with a sustainable future.
We respect the environment.
We are committed to continually improving our processes in order to prevent pollution, minimise waste, increase our carbon efficiency and make efficient use of natural resources. We will develop innovative solutions to mitigate environmental and climate risks.

AngloGold Ashanti Annual Financial Statements 2009
Scope of report
P
4
Scope of report
The suite of 2009 annual reports produced by AngloGold Ashanti Limited
(AngloGold Ashanti) includes:
•
Annual Financial Statements 2009
•
Mineral Resource and Ore Reserve Report 2009
•
Sustainability Review 2009
•
Abridged Report 2009

AngloGold Ashanti Annual Financial Statements 2009
P

These reports and documents communicate to our stakeholders and business partners on all aspects of AngloGold
Ashanti’s operating and financial performance for the 2009 financial year, from 1 January 2009 to 31 December 2009.
Those to whom the company seeks to communicate include: shareholders; investors; employees and their representatives; the communities among whom AngloGold Ashanti operates; and regional and national governments.
The Annual Financial Statements 2009, an extensive review of the year in both web-based and printed formats, from operational, financial and market perspectives, was prepared in accordance with: International Financial
Reporting Standards (IFRS); the South African Companies Act, 61 of 1973; and the Listings Requirements of the JSE
Limited (JSE). In compiling both the Annual Financial Statements 2009 and the Sustainability Review 2009, the
guidelines on integrated reporting of the King Report on Governance for South Africa 2002 (King II) were taken into account. This report, which includes a separate Notice of Meeting, is submitted to the JSE in South Africa and to the
London, New York, Ghanaian and Australian stock exchanges, as well as to the Paris and Brussels bourses. It is also furnished with the United States Securities and Exchange Commission (SEC) on a Form 6-K. In compliance with the rules governing its listing on the New York Stock Exchange and in accordance with the accounting principles generally accepted in the United States, AngloGold Ashanti prepares an annual report on Form 20-F in accordance with US
Generally Accepted Accounting Principles (US GAAP). The Form 20-F for the 2009 financial year must be filed with the
SEC by no later than 30 June 2010.
In the Mineral Resource and Ore Reserve Report 2009, AngloGold Ashanti's Mineral Resource and Ore Reserve
are reported in accordance with the South African Code for Reporting of Exploration Results, Mineral Reserves and
Mineral Resources (SAMREC 2007 Edition) and the Australasian Code for Reporting of Exploration Results, Mineral
Resources and Ore Reserves (JORC 2004). Competent persons in terms of these codes have prepared, reviewed and confirmed the Mineral Resource and Ore Reserve reported. The Annual Financial Statements 2009 contains a summary of the group’s Mineral Resource and Ore Reserve as detailed in the Mineral Resource and Ore Reserve
Report 2009. These reserves are used in the preparation of the annual financial statements in accordance with IFRS.
The Sustainability Review 2009, Tomorrow’s gold: issues that matter, provides a group-level overview of AngloGold
Ashanti’s key sustainability issues and is available in both a printed format and as a web-based report. A supplementary report, available as a pdf on the website, presents additional, more detailed information and data on group sustainability performance. AngloGold Ashanti’s sustainability reporting is prepared in line with the Global
Reporting Initiative (GRI) G3 guidelines and complies with the sustainable development framework of the International
Council of Metals and Mining (ICMM). Case studies in the supplementary report give insight into management’s approach to issues of sustainability. In addition, the country reports provide insight into and data on sustainability management at an operational level. These reports are intended to facilitate local engagement processes and to meet the information needs of local stakeholders regarding the company.
A separate document, the Abridged Report 2009, which contains extracts of key information from the Annual
Financial Statements 2009 as well as the notice of meeting to shareholders and the form of proxy, has been produced for distribution to all shareholders.
A compact disc, containing the web-based versions of the Annual Financial Statements and the Sustainable
Development Report and downloadable pdfs of all these reports, will be distributed to all shareholders together with the Abridged Report 2009.
Hard copies of all these reports, which are integral to AngloGold Ashanti’s communication programme with its shareholders and business partners, may be requested from the contacts listed at the end of this report.
Note:
•
Unless otherwise stated, $ or dollar refers to US dollars throughout this suite of reports.
•
References to “group” and “company” are used interchangeably in the narrative of this report, except in the financial statements of the group and company.
•
To familiarise yourself with the terminology used in this report, please refer to the section on Non-GAAP disclosures and the Glossary of terms.
•
Locations on maps are for indication purposes only.

Mali
Morila
137,000oz
Sadiola
135,000oz
Yatela
89,000oz
Guinea
Siguiri          316,000oz
Ghana
Iduapriem
190,000oz
Obuasi
381,000oz
USA
Cripple Creek & Victor 218,000oz
Argentina
Cerro Vanguardia
192,000oz
Operations
New exploration
Colombia
Quebradona
Gramalote
La Colosa
Brazil
Serra Grande
77,000oz
Brasil Mineração
329,000oz
Canada
Exploration
AngloGold Ashanti Annual Financial Statements 2009
Corporate profile
P

A truly global gold
producer

South Africa
Great Noligwa
158,000oz
Kopanang
336,000oz
Moab Khotsong
247,000oz
Tau Lekoa
124,000oz
Surface operations
164,000oz
West Wits
Mponeng
520,000oz
Savuka
30,000oz
TauTona
218,000oz
Australia
Sunrise Dam
401,000oz
Tropicana
Namibia
Tanzania
Geita 272,000oz
China
Yili Yunglong
Jinchanggou
DRC
Mongbwalu
Kibali
Russia
Veduga
Philippines
Mapawa Area
Navachab 65,000oz
Vaal River
Gabon
Egypt
Saudi Arabia
Eritrea
Solomon
Islands
New Zealand
AngloGold Ashanti Annual Financial Statements 2009
P
7
The group currently has 21 operations around the world as well as an extensive exploration programme under way on five continents. As at 31 December 2009, AngloGold Ashanti’s Ore Reserve totalled 71.4Moz and it employed 63,364 people, including contractors. Gold production for the year totalled 4.60Moz (2008: 4.98Moz), generating $3.8bn in sales revenue.
Capital expenditure in 2009 was $1bn.
Locations on maps are for indication purposes only.

AngloGold Ashanti Annual Financial Statements 2009
Corporate profile
P
8
Focused on returns
AngloGold Ashanti’s primary business is to maximise the returns delivered to shareholders throughout the economic cycle, by responsibly and efficiently producing gold.
AngloGold Ashanti strives to ensure its sustainability by:
• investing in the recruitment and development of employees;
• exploring for new orebodies and developing new mines;
• building and maintaining the infrastructure needed to sustain production;
• ensuring the orderly closure of operations at the end of their economic lives; and
• assisting in the development of the gold market.

AngloGold Ashanti Annual Financial Statements 2009
Our business
Exploration: The group’s exploration programme, which covers greenfield, brownfield, and more recently, marine exploration, is conducted either directly or in collaboration with partners and in joint ventures. The group’s foremost recent greenfield discovery is the La Colosa deposit in Colombia (see map for regions of active greenfield exploration). Brownfield exploration is conducted mainly around existing operations. In
October 2009, the group announced the establishment of a joint venture to explore for marine mineral deposits on the continental shelf on a worldwide basis. This complements
AngloGold Ashanti’s existing terrestrial exploration and mining activities.
Operations: In addition to the seven deep-level mines and one surface operation in South Africa, AngloGold Ashanti has surface and underground mining operations in the
Americas, Australia and elsewhere on the African continent. In addition to the gold produced, valuable by-products – silver, sulphuric acid and uranium – are generated in the process of recovering the gold mined at certain operations.
Marketing: Once processed to the doré (unrefined gold bar) stage at AngloGold
Ashanti’s operations, this product is dispatched to various precious metal refineries where the gold is refined to a purity of at least 99.5%, in accordance with the standards of ‘good delivery’ as determined by London Bullion Market Association. It is then sold to bullion banks or refiners. Gold has been a much sought after source of wealth over the centuries, be it as an investment, a store of value or as jewellery. AngloGold Ashanti campaigns actively to promote demand for gold.
P

AngloGold Ashanti Annual Financial Statements 2009
Corporate profile
P
10
Delivering shareholder
returns
232
05
06
07
08
09
Dividends per share
(South African cents)
450
143
100
130
130
SA centsYear low
36
05
06
07
08
09
Dividends per share
(US cents)
62
19
11
17
17
US centsYear low
Relative share price performance (%)
Q2
Q3
Q4
Q1
Q2
Q3
2008
2009
AngloGold Ashanti share price (AU)
Philadelphia Stock Exchange Gold and Silver Index
60
40
20
0
-20
-40
-60
-80
Q4
31 July 2008
100% acquisition
of Saõ Bento
($70m) announced
17 February 2009
Sale of Tau Lekoa
to Simmer & Jack
announced
21 November
2008
$1bn syndicated
loan with Standard
Chartered
announced
20 May 2009
Issue of 3.50% convertible
bonds of $732.5m,
due 2014
1 September 2009
$284m equity offering to
fund effective 35% interest
in Kibali gold project
22 December 2009
Additional effective
10% interest acquired
in Kibali gold project
5 October 2009
Joint venture formed
with De Beers in
marine exploration
and mining
28 January 2009
Announcement of sale
of 33% interest in
Boddington
joint venture to
Newmont for $1.1bn
1 July 2008
Acquisition of 100%
interest in Golden Cycle
Gold Corporation
for $109m
Sale of 50% stake in
Nufcor International
July 2008
Restructuring of
hedge book begins
7 July 2008
Rights offer raises $1.7bn
6 May 2008
Announcement of
significant exploration
results at La Colosa
31 July 2009
Hedge book reduced
by 1.4Moz to 3.9Moz,
which is less than one
year’s production

AngloGold Ashanti Annual Financial Statements 2009
P

Poised for growth
Since implementing its new business strategy at the end of March 2008, AngloGold Ashanti has conducted significant restructuring of its portfolio and balance sheet. The financial foundation of the company has been strengthened by the marked reduction in debt and significant cuts to the hedge book. Key personnel have been retained to address specific operational requirements, the portfolio has been optimised through the sale and acquisition of assets, decisive remedial action has been taken to bring underperforming mines to account and the exploration programme has been refocused.
These changes put in place the foundation for the company to deliver to the full potential of its employees and its assets and to achieve positive returns on the capital it employs, throughout the economic cycle.
AngloGold Ashanti continues to be guided by its core organisational values, of which safety is the most important.
Americas
49%
South Africa
26%
United Kingdom
12%
Europe
4%
Asia Pacific/Middle East
3%
Ghana
3%
Other 3%
Geographical distribution of shareholders
as at 31 December 2009
Stock exchange information
AngloGold Ashanti’s primary stock exchange listing is on the JSE in South Africa. The company’s ordinary shares are also listed on exchanges in London, Paris and Ghana, as well as being quoted in Brussels, in the form of International
Depositary Receipts (IDRs), in New York in the form of American Depositary Shares (ADSs), in Australia in the form of
CHESS (Clearing House Electronic Sub-register System) Depositary Interests (CDIs) and in Ghana, in the form of
Ghanaian Depository Shares (GhDSs). Each IDR and ADS represent one ordinary share, each CDI represents one-fifth of an ordinary share and 100 GhDSs represent one ordinary share.
As at 31 December 2009, AngloGold Ashanti had 362,240,669 ordinary shares in issue and a market capitalisation of
$14.6bn (31 December 2008: $9.8bn).
4.1
05
06
07
08
09
Return on net capital employed
(%)
9.2
7.3
2.6
17.7
(1)
(1)
17.7
%
Year low
(1)
Excludes hedge buy-back costs

AngloGold Ashanti Annual Financial Statements 2009
Key features 2009
P
12
2009, a year of delivery on
commitments
•  LTIFR improved by 10% to 6.57 per million hours worked
•  Received gold price at record levels – average for the year of
$925/oz, excluding hedge buy-back costs
•  Strong local operating currencies negatively affect costs and margins
•  Significant reduction in hedge book commitments – down by
35%
•  Statement of financial position improved and net debt
reduced by 32%
•  Return on net capital employed increased to 17.7% excluding hedge buy-back costs
•  Optimisation of portfolio and business restructuring, resulting in improved capital efficiencies

AngloGold Ashanti Annual Financial Statements 2009
P

Group overview 2009 – key data
2009
2008
% change
Gold produced
(000oz)
4,599
4,982
(8)
Average gold spot price
($/oz)
974
872
12
Average received gold price
(1)
($/oz)
751
485
55
Total cash costs
($/oz)
514
444
16
Total production costs
($/oz)
646
567
14
Ore Reserve
(2)
(Moz)
71
75
(5)
Revenue ($m)
3,916
3,743
5
Gold income
($m)
3,768
3,619
4
Gross (loss) profit
($m)
(578)
594
(197)
Adjusted gross profit (loss)
(3)
($m)
412
(384)
207
Adjusted headline loss
(4)
($m)
(50)
(897)
94
Adjusted headline loss per share
(US cents)
(14)
(283)
95
Dividends per share
(US cents)
17
11
55
Average exchange rate
(R/$)
8.39
8.25
2
Exchange rate at year-end
(R/$)
7.44
9.46
(21)
Share price at year-end:
JSE (R/share)
306.29
252.00
21
NYSE ($/share)
40.18
27.71
45
Market capitalisation at year-end
($m)
14,555
9,795
49
Note:
(1)
Average received gold price excluding the effects of the hedge buy-back costs is $925/oz in 2009 and $702/oz in 2008.
(2)
After adjusting for the Boddington sale, Ore Reserve increased by 5% from 68.2Moz to 71.4Moz.
(3)
Gross (loss) profit excluding unrealised non-hedge derivatives and other commodity contracts. Refer to Non-GAAP disclosure note 2 on page 347.
(4)
Headline loss excluding unrealised non-hedge derivatives, fair value adjustments on the option component of the convertible bond, adjustments to other commodity contracts and deferred tax thereon. Refer to Non-GAAP disclosure note 1 on page 346.
6.77
05
06
07
08
09
7.70
Group LTIFR
(per million hours worked)
8.24
7.32
6.57
6,166
05
06
07
08
09
Gold production
(000oz)
5,635
5,477
4,982
4,599
2.4
05
06
07
08
09
Gold income
($ billion)
2.6
3.0
3.6
3.8
6.57
4.6
Moz
$3.8
bn

AngloGold Ashanti Annual Financial Statements 2009
Chairman’s letter
P

Chairman’s letter

AngloGold Ashanti Annual Financial Statements 2009
P

Dear shareholder,
This is my eighth and final letter to you since I became chairman of the then AngloGold in 2002. Reflecting on the company’s progress since then paints, on balance, a healthy picture, though it cannot be said that it has been without its challenges.
Perhaps the most fundamental strategic shift occurred early last year when former majority shareholder, Anglo American, completed the process of selling off its stake in AngloGold Ashanti. While acknowledging the positive role played over the years by Anglo American, this has given our company greater freedom to pursue its best interests. I believe the consequences of this will become increasingly apparent in the years ahead.
A major milestone during my tenure as chairman was the business combination with Ashanti Goldfields in 2004. We must concede that it took longer than expected to turn around Ashanti’s main asset, Obuasi. Indeed, hindsight tells us that we could have managed better the process of integrating the two companies, and taking advantage of the synergies and other opportunities the transaction offered. Hopefully lessons have been learned from this experience. Nonetheless, the transaction offered geographical diversity and with Obuasi, Geita, Siguiri and the exploration rights in the Democratic Republic of the
Congo, has given us significant long-term assets.
On the financial side, a central focus since 2002 has been on reducing the hedge book to take greater advantage of the recovery in the gold price in the last decade. The company has accelerated that process in the past two years, during which time our total hedge commitment has been reduced from 10.39Moz at end 2007 – more than double our annual production – to 3.9Moz, significantly less than a full year’s production. The company will continue to focus on reducing the hedge on an opportunistic basis so as to ensure maximum exposure to the spot gold price.
The gold price climbed steadily through the year, ending 24% stronger than it began. Starting at around $875/oz, it reached a high of $1,226/oz early in December but by year-end was closer to $1,100/oz. Continuing economic and jewellery demand growth in China and India, expansionary US monetary and fiscal policies and limited major new orebody discoveries, all point to sustained gold strength, though this trend is likely to be marked by significant market volatility.
My greatest regret is that we have not yet achieved our safety performance goals. I do, however, recognise the efforts of both
Chief Executive Officers, Bobby Godsell and now Mark Cutifani, under whose stewardship the fatality rate on our mines has been reduced from 0.31 deaths per million hours worked in 2002, to 0.10 in 2009. Mark and his team will strive to reach the target of zero fatalities.
The energetic corporate activity aimed at restructuring our asset portfolio in order to add value is evidence of the dynamism of AngloGold Ashanti’s management. Following the 2008 transactions in Colombia, the US and Brazil, 2009 saw a sale agreement for our Tau Lekoa mine in South Africa, completion of which is pending final regulatory approval. We also sold our
33.3% interest in Boddington, Australia, while enhancing our operating and exploration base through the transactions involving the Kibali gold project in the DRC, the alliance with Thani Dubai Mining, the increased interest in Sadiola in Mali, and the marine exploration joint venture with De Beers.
Russell Edey,
Chairman
Podcast available at www.aga-reports.com/09/podcasts.htm
Russell Edey looks back on
his time at AngloGold Ashanti

AngloGold Ashanti Annual Financial Statements 2009
Chairman’s letter
P
16
In May, the company finalised a fund raising of $732.5m of 3.5% convertible bonds due 2014 on competitive terms. The funds were used to refinance AngloGold Ashanti’s debt facilities and for general corporate purposes.
It is gratifying that AngloGold Ashanti has – justifiably – sustained its reputation over the years as a responsible corporate citizen in the countries and communities where it operates. Though the scrutiny of our activities is intense, and challenges are manifold and often complex, we have always sought to act with integrity, and have been willing to acknowledge any errors of judgement and remedy them.
AngloGold Ashanti, like most major mining companies, continues to face significant challenges as a corporate citizen.
Energy issues are becoming a particular challenge in terms of security of supply, price and our obligation to minimise our carbon footprint. South Africa faces a major challenge to meet the demand for electricity. Our company played a prominent role in commissioning a submission to the energy regulator as it considered an initial application from the state-owned power company for a 45% a year tariff increase over three years. While we recognise that power prices in South Africa have been unrealistically low for many years, an increase of such magnitude would seriously damage not only our industry but the economy as a whole. We hope our work played a part in the outcome of lower increases of about 25% a year over the three-
year period – a substantial improvement on the original request. In addition, together with other business groups, we continue to engage relevant government structures in an effort, jointly, to ensure a secure, fairly priced and cleaner supply of power to the country.
More broadly, public policy debate over the nature of a nations’ stewardship over their natural resources, and the question of a fair division of the benefits of mining between companies and the people of those nations, continues to intensify. This is the case not least in our company’s country of domicile, South Africa, where a review of the Mining Charter promises to be a major issue in 2010, and where vocal calls for nationalisation of the industry, emanating mostly from the ruling party’s youth wing, have become common. President Zuma and other senior government figures have stated that nationalisation is not on the government’s agenda.
Nevertheless, companies such as ours, and the business organisations to which we are affiliated, need to become more effective in these public policy debates. There is, in some jurisdictions, a tendency to be coy about such interventions.
However, provided it is done in a manner of mutual respect, and provided appropriate regard is given to the national interest
(as opposed to adopting unsustainable positions reflecting overly narrow corporate interests) there is no reason for coyness.

AngloGold Ashanti Annual Financial Statements 2009
P

It is particularly important that the Chamber of Mines – weakened in recent years by various factors, including the departure of some mining majors to foreign domiciles and primary listings – re-establishes itself as a credible representative of our industry. In pursuit of this goal, we made our Chief Executive Officer available for election as Vice President of the Chamber in
November. He, along with the rest of the new Chamber leadership, are already doing good work in this regard.
In conclusion, I would like to pay tribute to Mark. Even the best managed companies need regular phases of renewal. In the period since September 2007 when he joined us, Mark has truly positioned AngloGold Ashanti for a new and successful era.
He has achieved this through lucid strategic thinking, and putting those new strategies into effect. This is reflected in the rationalisation of our asset portfolio, the financial restructuring and, most importantly, the work he has done as a manager of people, building a highly capable team and giving them the confidence to take the business forward.
I am very pleased to be succeeded by Tito Mboweni, who recently retired, after ten years in that position, as Governor of the
South African Reserve Bank. His standing in international business and financial circles, and his clear identification with the values upon which AngloGold Ashanti is built, places the leadership of the board in very capable hands.
It has been a privilege to serve you over the past 12 years. I leave you with a dynamic board and management team that will take AngloGold Ashanti to new heights.
Yours sincerely,
Russell Edey
Chairman

AngloGold Ashanti Annual Financial Statements 2009
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CEO’s review

AngloGold Ashanti Annual Financial Statements 2009
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My fellow AngloGold Ashanti shareholders,
As you would no doubt be aware this was an epic year for AngloGold Ashanti, both in terms of the changes we have introduced as part of restructuring of our company and in relation to the gold price. As we restructured and reduced our gold hedge book it was gratifying to see spot prices setting a record $1,226/oz in November, a sure sign that gold behaved exactly as it should have against the backdrop of continued uncertainty in the global economy and with the current outlook for inflation. It was in this environment that we took several important steps toward our goal of building a company that will thrive under all market conditions and deliver strong returns on capital employed, through the economic cycle.
The year was an historic one for us given that AngloGold Ashanti finally said farewell to Anglo American - its long time dominant shareholder. This was somewhat of a protracted exit for our founder and largest investor, which had signalled its intention to sell its stake in our company well in advance of the final disposition. We were also pleased to learn in March that this longstanding overhang had not only been removed, but that the buyer of the block was Paulson & Co., a New York-based investment firm founded and headed by John Paulson, one of the most successful investors of modern times. In several meetings and conversations with John since then, he has voiced strong support for our overall business strategy, not least of all our efforts to improve safety. Encouragingly, he is also extremely bullish on the future of the gold market.
Our stock responded well to the further implementation of our strategy during the course of the year and delivery on our major corporate and operating objectives. AngloGold Ashanti’s American Depositary Receipts, the most liquid of our publicly traded securities, rose 45% during 2009 compared with a 35% rise in the benchmark Philadelphia Stock Exchange Gold & Silver
Index. At year-end, AngloGold Ashanti had a market capitalisation of almost $15bn, cementing its position as one of the world’s largest and most valuable gold producers. Still, given the diversity of our portfolio, our competitive cost position and significant growth potential, our stock continues to trade at a fundamental discount to the North American peer group. You can be assured that your management team remains committed to exploring every means possible to eliminate that discount, most notably by delivering on the commitments we have made.
Review of the year
AngloGold Ashanti produced 4.6Moz of gold in 2009 at a total cash cost of $514/oz, compared with the previous year’s 4.98Moz at a total cash cost of $444/oz. That production was also below initial market guidance for the year of
4.9Moz to 5Moz at a cash cost of $435/oz to $450/oz. Costs, however, remained within our exchange-rate adjusted guidance in each quarter.
Safety
Safety is the obvious starting point for me when reflecting on the performance in 2009. We continued to make good overall progress on this front, particularly when looking back at the past several years. Our lost time injury frequency rate in 2009 was
6.57 per million hours worked, a 10% improvement on 2008 and a great deal better than the 8.24 we saw in 2007. Tragically, we lost 16 of our colleagues during the year. While this performance remains a great improvement on fatalities of 34 in 2007, it did not represent the improvement we were looking for from the levels of 14 in 2008.
Mark Cutifani,
Chief Executive Officer
Podcast available at www.aga-reports.com/09/podcasts.htm
Mark Cutifani discusses
the prospects for AngloGold Ashanti

AngloGold Ashanti Annual Financial Statements 2009
CEO’s review
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20
While we worked to effect rapid improvements with those teams that had the poorest safety record, Thero Setiloane was set the crucial task of developing a plan to realise the next transformational gains to our safety performance. The people who leave their families to come to work at AngloGold Ashanti each day are the heart and soul of our operating team, for them, incremental advances on safety are simply not good enough. We will commence the rollout of our new Safety Transformation
Blueprint from April 2010. This is a plan to further entrench our safety culture by increasing the involvement of employees at every level, to help us realise the next quantum leap toward delivering on our goal of zero fatalities, and ultimately delivering on our commitment of “no harm”.
Our South African mines were affected by far more rigorous policing of safety regulations by provincial mine inspectors in
2009. There was also a greater awareness of operating risks among our own managers and employees. In all, we lost 95 full production days at various South African mines and 73 partial days, which impacted our ability to achieve our initial production guidance for the year. I fully support even-handed and consistent enforcement of South Africa’s mine safety laws and our people are working hard to optimise internal controls while spending time with the authorities to better understand their requirements. Limiting these stoppages is crucial to maintaining and improving our competitive position in the South African mining industry and indeed against our global peer group.
There were significant interruptions to mining operations resulting from a stoppage at TauTona, which was closed for two months at the end of the year, based on our commitment to maintain a safe working environment for our employees. This stoppage was taken in addition to the seismic event that resulted in the closure of the Savuka operations through the second half of 2009. We expect both operations to return to production during the first half of 2010.
Strategic focus
Our quest – as stewards of the capital – is to consistently generate returns above 15%, a goal often overlooked by gold mining companies pursuing additional production. By ensuring that we have the right people taking accountability for doing the right job at the right time, we can achieve our ambitious five-year cost and productivity objectives and make good on our commitment to deliver these returns. This is easily the most attractive opportunity available to us internally and has the potential to yield $600m of benefits a year for a nominal capital outlay.
Project ONE is an all-encompassing business philosophy that touches every corner of the organisation – from embracing a more inclusive approach to the management of our working relationships and the allocation of work and accountability through our System for People, to more scientific rigour in short and long-term planning and execution of work through our
Business Process Framework.
We have focused on building our capacity in key areas over the past two years to add to the impressive capability that already exists within AngloGold Ashanti. Now, by combining these hard, technical planning and execution skills with the soft, human-
resources management practices needed to realise the full potential of our people, we have made significant strides toward achieving our long-term objectives.
Looking back at the progress made since March 2008, when we first began to implement our new business strategy, we estimate that we are a third of the way to completing its rollout across the business. Our initial focus was on making rapid improvements to safety and the operating performance of our assets in Argentina and Brazil, while lowering overall debt and paring the hedge book from around 12Moz to 3.9Moz by the end of 2009. The decision to improve the balance sheet and reduce our overall financial risk proved prescient in light of the ructions in credit markets and the rising gold price. We again took advantage of improving conditions in the global debt markets in 2009 to strengthen our balance sheet by issuing a
$732.5m convertible bond in May and completing a modest equity offering in September to finance our acquisition of an initial effective 35% stake in the 22Moz Kibali gold project in the Democratic Republic of the Congo (DRC). We’ve since increased our stake in the project to an effective 45%.
With the balance sheet headroom we created for ourselves, our treasury team was able to conduct a major restructuring of the hedge book ahead of the strong rally in the gold price in the second half of the year. Our decision to remove a significant portion of our hedge contracts over the past 18 months has generated more than $2.5bn of value, given the difference in the mark-to-
market value of our hedge book at the end of 2009 and what it would have been had we not undertaken this reorganisation.

AngloGold Ashanti Annual Financial Statements 2009
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Importantly, though, the balance sheet has provided the necessary platform to finance our growth ambitions, which brings me to the next phase of our business strategy – optimising our operating performance.
Operations
As the rollout of Project ONE continued to gain momentum during 2009, we had several encouraging developments across the business. I think you’ll agree when you look at the arc of improvement from our operations in Argentina, Brazil and Ghana, that our targeted interventions yielded excellent results. Geita, which for some time has struggled to meet its operating targets, continued its turnaround in the latter part of 2009. This progress is the key to unlocking the potential of our portfolio.
Importantly, these initiatives are supported by Project ONE and will gain momentum as we continue its rollout across
12 additional sites in 2010.
While the majority of our assets met or exceeded their targets, there were operational challenges that had to be met during the year. Grade problems in the pad at Cripple Creek & Victor (CC&V) hampered our performance in the US, while flooding at
Obuasi and a first-quarter mill breakdown at Geita – along with the stoppages at Savuka and TauTona – led to the decline in production and our failure to meet initial guidance. The good news is that TauTona resumed normal operations in January
2010, Savuka will be up and running by June 2010 and a solid, workable plan is in place to remediate CC&V and restore it to annual production of around 280,000oz in 2011.
During the course of the year, Jorge Palmes and his team in Argentina showed what Cerro Vanguardia was capable of, given the right management and the appropriate level of support from the global organisation. In little over 12 months, Jorge and his team took a mine that was previously earmarked for sale and transformed it into an operation that is now competing for position as our lowest-cost operation. An equally impressive achievement is the progress made on plans for an underground development and heap leach operation at Cerro Vanguardia, which were little more than ideas at the beginning of 2009. Both projects are in progressive development.
This mirrors the change in Brazil under Helcio Guerra’s leadership. More than a decade of static to shrinking production has now made way for a solid, practicable growth plan and one of the lowest cost mines in the group. Brazil is now the cornerstone of a regional growth plan that will take our Americas region from current levels around 800,000oz a year, to more than 1.1Moz over the next four years. At the core of this growth strategy is the São Bento property which we acquired from
Eldorado Gold in 2008 for $70m. The purchase was based not only on our view that the existing plant at São Bento could speed the development of our neighbouring Córrego de Sítio project, but also that there was more gold to be found on that property. I’m happy to report that our original hypotheses has proved correct and each of the drill holes we put into the ground over 2009 has yielded mineralisation. By the end of 2010 we’ll have made significant progress toward reporting a meaningful reserve from the project and will be able to shed more light on our plans for the second-phase expansion of this exciting district.
Australia again delivered another solid performance meeting its plan. Our team there has wasted no time in refocusing their growth strategy after the sale of our 33.33% stake in Boddington to Newmont Mining Corp. The underground potential at
Sunrise Dam looks more encouraging with every hole we drill in the orebody and we’re more confident than ever of sustaining the current level of production for many more years. All indications are that this will be supplemented by our Tropicana project, which will be tabled to the board for approval in the fourth quarter of 2010. These mines, seen together with an exciting and aggressive regional exploration strategy, make our Australian division a promising business in its own right.
We also had good, consistent performance during 2009 from Siguiri in Guinea, which delivered to its plan despite some forced stoppages during a year of considerable political change in the West African country. In Mali we saw how the right leadership can get the most from a mature set of assets. Our decision not to sell our stake in the Sadiola mine has also been vindicated
by growing optimism in the sulphide deposit at depth and our ability to develop it into a significant new source of production in coming years.
Geita and Obuasi have been set by the market as the true test of our operating credentials so it’s especially gratifying to see their improved performance resulting from specific interventions made in the implementation of our business strategy.
Obuasi has continued to build on the improvements that began to take hold in 2008 and Geita has well and truly turned the corner. Production at Obuasi was up 7% in 2009, grades improved by 19% and costs were maintained. Consider this: Obuasi,

AngloGold Ashanti Annual Financial Statements 2009
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22
one of the world’s great orebodies, had not once generated cash since the merger with Ashanti Goldfields. In April 2009, however, this operation made a cash contribution to the business for the first time in five years and has done so every month since as it has gone from strength to strength under its new management team and the new operating philosophy. We’re expecting additional, significant improvements to help us realise the full potential of this orebody as we implement Project ONE in 2010. Changes to Obuasi’s mine plan, which have eliminated the need for 400km of costly development over its life, have radically changed the capital profile of this important deposit and secured its future for many years to come.
Progress at Geita has also given us cause for some optimism. The secondment in May of Graham Ehm, our Executive Vice
President of our Australasia region, to run this operation in cooperation with Richard Duffy and his team, was a key development in changing the fortunes of this operation in the second half of 2009. After careful analysis of this operation, the implementation of our new operating framework has helped increase production by 52% in the second half of 2009 over the first half. Mining flexibility has improved, fleet and plant availability are greatly increased and the results are evident in the bottom line. This is a world class deposit and the foundation is now in place for it to regain its position as a cornerstone asset for us.
South Africa continued to grapple with steeply rising electricity tariffs, evidenced by the 31% price increase effective from July
2009. This inevitably raised our cost base from mines that are almost exclusively powered by electricity. We have committed to assisting, where possible, in helping Eskom’s management weigh the alternative funding structures available in order to preserve this industry’s competitive position.
With higher power costs ahead and a growing realisation that South African homes and businesses reduce electricity consumption to ensure stable supply, we’ve worked hard to become a more efficient consumer in recent years. The results have been remarkable – by the end of 2009, our overall consumption had dropped by 16% from the base set at the end of
2007. This effort was enough to win us two national energy efficiency awards in 2009, an achievement of which we’re all immensely proud. Still, there’s more to do for our teams in South Africa – and, indeed across the globe – they are all up to the job of making our mines more efficient.
Like Australia and Brazil, our South African operations also faced cost pressure from a markedly stronger local currency.
With a weaker dollar responsible for much of gold’s upward movement in 2009, a stronger rand is likely to be a fact of life for us for some time. This is also true for our operations in Brazil and Australia, all of which have faced increased portfolio inflows that have driven these currencies higher against the dollar, crimping local revenues and raising dollar costs. It was a dominant theme for us this year and a major factor behind the rise in our cash costs.
We are not standing idly by in the face of these rising costs. The implementation of our Business Process Framework at the
Mponeng plant during 2009 yielded a 15% increase in throughput with only a nominal investment. This success, at one of the more efficient operations in our portfolio, is emblematic of the greater gains to be made across the group in the year ahead.
Robbie Lazare, who has designed and implemented our change programme, has been appointed Executive Vice President of our South African operations. In this capacity he will lead our efforts to effect operational improvements while also reviewing the West Wits and Vaal River operations to determine their optimal structure. Robbie and his team have been tasked with ensuring that we retain our competitive edge in South Africa. This will leave Richard Duffy to focus on continuing the good work on operational improvements in Continental Africa and growth projects through the pipeline.
Securing our growth
With the plan in place to optimise each of our existing operations, we’ve taken decisive steps during the year to secure our long-term growth, much of which is evidenced by the 5% rise in our Ore Reserve to 71.4Moz after adjusting for the
Boddington sale. This provides a strong foundation to ensure the sustainability of our business going forward.
Our exploration team remains one of the most successful in the gold industry and has refocused its efforts in the countries in which we already operate and have a distinct advantage. Under Tony O’Neill’s guidance, the team entered exciting new regions including the Middle East and North Africa, and Canada, where we have high confidence of growing our business still further. Our marine-prospecting joint venture with De Beers also holds significant promise as a new frontier.

AngloGold Ashanti Annual Financial Statements 2009
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In Colombia, where we already have a 12Moz resource at our La Colosa project, our in-country team continues to navigate a complex permitting process. We have only to wait for water permits from the regional government to resume drilling at
La Colosa but have in the meantime also begun exploring at a range of other sites in the country where we hold significant land positions with exciting geological potential. Colombia is an important aspect of our long-term growth plan and we remain committed to a collaborative approach with communities and the government at all levels to secure the necessary permissions to move forward with this development.
Our acquisition of an effective 45% stake in the 22Moz Kibali gold project in the DRC also gives AngloGold Ashanti a foothold in the world’s largest untapped gold deposit. We look forward to the sustainable development of this district with our partners in the endeavour, Randgold Resources and the Government of the DRC.
The year ahead
I see 2010 as a watershed year for our company. This is a year where we must prove our operating credentials by making the transformational leap in safety that will help secure our future in South Africa, by achieving the recovery at Cripple Creek &
Victor, by making meaningful progress toward developing our potential in Colombia and by extending and entrenching the improvements made in Argentina, Brazil, Ghana and Tanzania. This will lay the groundwork for AngloGold Ashanti to achieve its exciting growth ambitions and – most important of all – to deliver the returns on capital that are the driving force behind our overall decision making.
I’d like to bid farewell to outgoing chairman Russell Edey, who has been an invaluable touchstone for me since my arrival in
2007. He has led the board with incisiveness and absolute integrity for the past eight years and his presence will be missed.
I look forward to forging the same partnership with Tito Mboweni, the former Governor of the South African Reserve Bank, whom we’re fortunate enough to have as Russell’s replacement. A director of his calibre, with knowledge of local and international markets that is as broad as it is deep, is a tremendous asset to our company and its shareholders.
Lastly, I’d like to thank the more than 63,000 people at AngloGold Ashanti who are part of this extraordinary effort to create the world’s leading mining company. I continue to be inspired by the level of commitment and initiative evident throughout this company. While 2009 was indeed an epic year, I’ve no doubt that 2010 will be greater still.
Regards,
Mark Cutifani
Chief Executive Officer

AngloGold Ashanti Annual Financial Statements 2009
CFO’s report
P
24
CFO’s report
Highlights for the year
Average dollar gold spot price $974/oz 12% higher than previous year.
Average dollar gold price received $751/oz 55% higher than 2008 mainly due to the higher levels of hedge
(including the effects of the hedge book restructuring in the previous year.
buy-back costs)
Total cash costs ($/oz) $514/oz
16% higher than the previous year due to lower production resulting from safety related stoppages, inflation related increases in salaries, mining contractor costs, power, consumables and ore stockpile movements.
Adjusted headline loss ($50m) The adjusted headline loss decreased from $897m to $50m
(including the effects of the hedge mainly due to the higher gold price received and the buy-back costs)
lower cost of the hedge buy-backs. The adjusted headline
earnings excluding the cost of the hedge buy-backs,
increased from $19m to $708m mainly due to a higher
received gold price.
Dividend for the year 130 SA cents A final dividend of 70 South African cents (approximately per share
9.10 US cents) was declared for the six months ended
31 December 2009, an increase of 17% from the previous
declaration. This takes the total dividend for the year to
130 South African cents (approximately 16.75 US cents) per
share, representing a 30% increase over the 2008 dividend.
Capital raised through an equity $284m AngloGold Ashanti successfully completed an equity offering in offering
September 2009. The gross proceeds of $284m were applied
towards the acquisition of an effective 45% interest in the Kibali gold project.
Hedge book reduction 2.1Moz
Hedge book commitments reduced through further buy-backs
and continued delivery into maturing contracts. This represents a
2.1Moz or 35% reduction to the 6.0Moz committed at the start of the year. Outstanding commitments of 3.9Moz now amount to less than one year’s production.
Net debt levels $868m
Net debt levels closed at $868m, some $415m lower than the
start of the year due to improved operational cash flows and the sale of assets.
Cash flows from operating activities $1,299m Cash flows from operating activities, excluding the hedge buy-
excluding hedge buy-back costs
back costs, increased from $584m to $1,299m in 2009 mainly
due to the higher received gold price and improved performance from turn-around assets.

AngloGold Ashanti Annual Financial Statements 2009
P

Introduction
In a year of volatile gold prices and exchange rates, AngloGold Ashanti successfully accomplished a number of financial milestones:
•
Adjusted headline earnings (excluding the impact of accelerated hedge buy-backs) were a record at $708m, a result of better received prices, improved performance from some assets and foreign exchange gains;
•
The full year dividend was increased by 30% compared to the previous year, to 130 South African cents per share
(approximately 16.75 US cents per share);
•
Net debt levels were reduced by 32% or $415m during the year to close at $868m;
•
The issue of a five-year $732.5m convertible bond at competitive terms lengthened the tenor of borrowings;
•
The hedge book was reduced by 35% or 2.1Moz to close the year with 3.9Moz of hedge commitments, which represents less than one year’s forecast production;
•
The rationalisation of the asset portfolio was completed with the sale of AngloGold Ashanti’s 33.33% interest in the
Boddington mine for a cash consideration of $990m plus royalties; and
•
An equity raising of $284m was completed to part fund the $344m acquisition of an effective 45% interest in the Kibali gold project in the Democratic Republic of the Congo.
Looking ahead, the financial objectives for 2010 include:
•
Maximising margins and cash generation in the business;
•
Continuing with opportunistic reductions to the hedge book to further improve participation in a gold price rally; and
•
Introducing more tenor into the statement of financial position whilst refinancing the group’s $1.15bn revolving credit facility before December 2010.
Srinivasan Venkatakrishnan (Venkat),
Chief Financial Officer
Podcast available at www.aga-reports.com/09/podcasts.htm
Venkat discusses the financial
prospects for AngloGold Ashanti

Production
Production for the year at 4.6Moz was 8% or 383,000oz less than that of 2008.
Southern Africa’s production declined by 14% to 1.86Moz, reflecting the increased number of safety-related stoppages resulting from more stringent policing of safety regulations as well as the proactive approach by the company’s managers to averting accidents. In addition, on 22 May 2009 the seismic event at Savuka caused damage to the shaft infrastructure thus reducing production. On 23 October 2009, underground operations at the TauTona mine were suspended to conduct inspection and shaft steel work rehabilitation along the shaft barrel. TauTona was brought back into production in January
2010, after the inspection and rehabilitation work were successfully completed.
Production during the year from Continental Africa fell by 3% to 1.52Moz as improvements at Geita and Obuasi offset declines from Sadiola and Morila. In South America, production increased by 6% to 598,000oz, with a strong turnaround from Argentina. Cripple Creek & Victor in North America suffered from below-par recoveries from the leach pad, resulting in a 16% drop in production to 218,000oz.
Australasia’s production decreased by 7% to 401,000oz due to the lower grade of ore processed given that the high-grade Mega open pit was exhausted in 2008.
Income statement
An analysis of the abridged income statement for the year, with comments on significant variances is presented as follows:
Dollar million
Notes
2009
2008
Gold income
1
3,768
3,619
Cost of sales
2
(2,813)
(2,728)
Loss on non-hedge derivatives and other commodity contracts
3
(1,533)
(297)
Gross (loss) profit
(578)
594
Corporate, marketing and exploration costs
4
(322)
(276)
Operating special items
5
691
(1,538)
Operating loss
(209)
(1,220)
Net interest paid
6
(85)
(48)
Exchange gains and fair value adjustments on convertible bonds
7
79
29
Share of equity accounted investments’ profit (loss)
94
(138)
Loss before taxation
(121)
(1,377)
Taxation
8
(147)
197
Loss after taxation from continuing operations
(268)
(1,180)
Profit from discontinued operations
-
25
Loss for the year
(268)
(1,155)
Other financial data
EBITDA (excluding hedge buy-back costs)
1,663
1,131
Adjusted headline earnings (excluding hedge buy-back costs)
708
19
Adjusted headline loss
(50)
(897)
Income statement commentary
The reduction in the loss for the year from $1,155m in 2008 to $268m in 2009 is mainly the impact of the higher received gold price and asset impairment reversals in 2009 compared to the impairment of assets in 2008. This was partially negated by the higher loss on the non-hedge derivatives as outlined in note 3.
AngloGold Ashanti Annual Financial Statements 2009
CFO’s report
P

AngloGold Ashanti Annual Financial Statements 2009
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1. Gold income
Despite the lower gold production, gold income at $3,768m was 4% higher than in 2008. This is due to the average received gold price (including hedge buy-back costs) increasing from $485/oz to $751/oz mainly due to the higher gold spot price and the lower cost of the hedge buy-back in 2009. The price received excluding the cost of the hedge buy-back increased from $702/oz to $925/oz, which is a 5% discount to the average spot gold price.
2. Cost of sales
Cost of sales increased by 3% from $2,728m to $2,813m in 2009.
Components in cost of sales consist of:
•
Total cash costs increased by 8% from $2,113m in 2008 to $2,283m in 2009. In unit cash cost terms, total cash costs have increased from $444/oz to $514/oz (refer to graph below). This is mainly due to the lower production, lower grade, ore stockpile inventory draw downs and inflation.
•
Rehabilitation costs decreased by 21% from $28m to $22m, mainly due to changes in estimates, discount and inflation rate assumptions. Retrenchment costs of $14m occurred mainly at the South African and Ghanaian operations.
•
Amortisation of tangible and intangible assets decreased from $562m to $557m in 2009. The decrease is attributed to the reassessment of the useful lives of the assets and components of property, plant and equipment in accordance with the revisions to the business plan as well as lower ounces produced.
3. Loss on non-hedge derivatives and other commodity contracts
There are mainly two reasons for the increase in the loss on the non-hedge derivative contracts from $297m in 2008 to
$1,533m in 2009:
•
During July 2009, hedge contracts to the value of $797m were accelerated and cash settled. Of these accelerated settlements, $580m were designated as normal purchase and sale exempted contracts (NPSE) and previously held off the statement of financial position. A further $217m was also incurred in accelerating the cash settlement of existing non-hedge derivative contracts. The cash settlement of the NPSE contracts resulted in the remaining NPSE designated contracts to be re-designated as non-hedge derivatives and recorded on the statement of financial position with changes in the fair value accounted for in the income statement. The consequential impact on the financial statements in July 2009 of the accelerated settlement and related re-designation of NPSE contracts was a loss on non-hedge derivatives of $1,028m, an increase in the non-hedge derivative liability of $558m and cash outflows of $797m.
•
During 2009, the spot price of gold increased from $872/oz at the beginning of the year, to $1,102/oz at the end of the year.
Upon fair valuing the hedge book at year-end, the substantially higher spot gold price contributed to a further loss on non-
hedge derivatives.
4. Corporate, marketing and exploration costs
Corporate and other administration expenses increased from $131m to $154m in 2009 due to inflation, additional costs associated with the business improvement, Project ONE and the Safety Transformation projects.
$/oz
444
2008
(11)
Exchange
8
Inflation
17
Volume
22
Grade
514
2009
441
Total
0
400
500
300
200
23
Ore
stockpile
11
Other
Analysis of total cash costs 2009 vs 2008
($/oz)
100
600

Marketing costs of $10m are $3m less than in 2008 and include lower contributions to the World Gold Council following reduced annual production.
Exploration expenses increased from $126m in 2008 to $150m in 2009 mainly due to increased expenditure in Colombia, in
Canada and the Solomon Islands. Exploration expenditure consisted of greenfields expenditure of $88m, brownfields of $36m and pre-feasibility and feasibility study expenditure of $26m at La Colosa in Colombia and Tropicana in Australia. AngloGold
Ashanti has taken advantage of some outstanding early stage exploration opportunities and to consolidate significant land areas in underexplored areas ranging from low risk, mining friendly jurisdictions like Canada, to new frontier areas like the
South West Pacific.
5. Operating special items
Operating special items in 2009 amounted to a credit of $691m compared to a charge in 2008 of $1,538m.
The charge to the income statement in 2008 was attributable to the large asset impairments of $1,608m relating to Obuasi,
Geita and Iduapriem. In 2009 these asset impairments were partially reversed due to the increase in the long-term real gold price and improved mine plans. Asset impairment reversals of $717m were recorded in 2009 consisting of $373m at Obuasi,
$261m at Geita and $83m at Iduapriem.
Other operating special items include a reassessment of indirect taxes in Tanzania and Guinea, profits and losses on the disposal of tangible assets and investments, write-off of loans not recoverable, and an insurance claim recovery for business interruption at the Savuka mine.
6. Net interest paid
The increase in net interest paid from $48m to $85m in 2009 is due to the higher interest and fees on the term facility, a reduction in capitalised interest and lower interest earned on cash and cash equivalents.
7. Exchange gains and fair value adjustments on convertible bonds
During 2009, part of the proceeds from the Boddington joint venture sale was applied towards repaying borrowings, resulting in the realisation of an exchange gain of $121m.
In 2009, the fair value loss of $33m on the convertible bond was mainly due to an increase in the volatilities and the share price underlying the new $732.5m convertible bond. In 2008, the fair value gain of $25m was attributable to the write-off of the option component of the previous convertible bond to nil as it approached maturity in February 2009.
8. Taxation
Taxation was a charge of $147m in 2009 compared with a benefit of $197m in 2008, mainly due to higher earnings and the lower deferred taxation benefit received on the hedge buy-back costs incurred in 2009. The taxation benefit in 2008 related to the cost of the hedge buy-back.
Other financial data
EBITDA (excluding hedge buy-back costs) increased from $1,131m in 2008 to $1,663m in 2009. The year-on-year increase of $532m was mainly attributable to higher gold income and realised gains on non-hedge derivatives and other commodity contracts of $652m, favourable inventory movements of $79m, share of equity accounted investments’ EBITDA of $68m, partially negated by an increase in total cash costs of $170m, indirect taxes of $48m and higher corporate and exploration costs of $47m.
Adjusted headline earnings (excluding hedge buy-back costs), increased from $19m in 2008 to $708m in 2009. This increase is due to the higher received gold price, the foreign exchange gain from the early repayment of the Australian dollar denominated loan, higher income from associates and equity accounted joint ventures which was partly offset by the lower production, higher operating, corporate and exploration costs. The adjusted headline loss for the year, after factoring in the hedge buy-back costs, was $50m.
AngloGold Ashanti Annual Financial Statements 2009
CFO’s report
P

AngloGold Ashanti Annual Financial Statements 2009
P

Statement of financial position
An analysis of the abridged statement of financial position as at 31 December is presented and variations in balances are commented upon below.
US Dollar millions
Notes
2009
2008
Tangible and intangible assets
(1)
1 6,083 5,286
Cash and cash equivalents 1,100 575
Other assets 2 2,604 2,199
Total assets 9,787 8,060
Total equity 3 3,030 2,511
Borrowings 4 1,931 1,933
Deferred taxation 753 617
Other liabilities 5 4,073 2,999
Total equity and liabilities 9,787 8,060
(1)
Includes assets held for sale
Statement of financial position commentary
The statement of financial position has improved significantly during the 2008 and 2009 years. Equity of $2.0bn has been injected, hedge contracts of $1.9bn before taxation were accelerated and cash settled, and assets were disposed for cash of $1.1bn.
Significant events that impact on the statement of financial position are:
1. Tangible and intangible assets
The increase in the tangible and intangible assets from $5,286m to $6,083m is mainly due to the capital expenditure incurred during the year amounting to $1,019m, the effects of stronger local currencies’ closing positions against the US dollar of $473m, asset impairment reversals of $717m, partly offset by the amortisation and depreciation charge of $557m.
In 2009, capital expenditure reduced by some $175m mainly due to lower expenditure on the Boddington project.
In 2008, $419m was spent at Boddington, compared with $145m in 2009, the latter having been reimbursed to AngloGold
Ashanti upon completion of the sale.
2. Other assets
Other assets consist mainly of investments, inventories, financial derivatives, trade and other receivables, non-current assets, deferred tax assets, and cash restricted for use. Other assets increased from $2,199m in 2008 to $2,604m in 2009.
Significant movements include:
•
investments in associates and equity accounted joint ventures increased due to the purchase of the effective 45% interest in the Kibali gold project for $344m, and additions to the investment value from equity accounted earnings;
•
other investments increased due to a higher fair value of the investment in International Tower Hill and other sundry investment purchases;
•
inventories increased due to the timing of gold dispatches, higher production costs and uranium inventory levels, and in
North America the heap leach inventory increased with higher cost ounces placed on the leach pad and the slower percolation of the gold bearing solution through the leach pad; and
•
financial derivative assets reduced mainly due to normal maturities of the hedge book during the year, partially offset by the effect of an increase in the spot gold price.
3. Total equity
Total equity reflects an increase from $2,511m to $3,030m in 2009. Significant movements during 2009 consist of the hedge buy-back cost of $758m net of deferred taxation, the accounting for the NPSE contracts of $558m at 31 July 2009, asset impairment reversals of $717m, and the equity raising of $284m to part fund the acquisition of the effective
45% interest in the Kibali gold project.

4. Borrowings
Total long and short-term borrowings were at similar levels in 2008 and 2009 at $1,933m and $1,931m respectively. The
2009 year includes the following significant movements:
•
during February 2009, a draw down of $1.0bn on the term facility was made to repay the 2.375% convertible bonds of $1.0bn;
•
during May 2009, a five year 3.5% convertible bond of $732.5m was raised with an option component of $142m;
•
during July 2009, a subsequent repayment of $750m was made on the term facility; and
•
the net movement on the $1.15bn syndicated loan facility increased by $185m.
The term facility was renegotiated in August 2009 for a one year period maturing in August 2010, consisting of a $250m term portion and a $250m revolver portion, and is extendable for another year at the option of the company until August 2011.
5. Other liabilities
Other liabilities consist mainly of provisions such as the environmental rehabilitation liability, retirement defined benefit plans, liabilities held for sale, trade and other payables and financial derivatives. The increase from $2,999m to $4,073m in 2009 is mainly due to:
•
increases in the environmental rehabilitation and other provisions of $43m due to changes in estimates, discount and inflation rate assumptions as well as stronger local currencies;
•
increases in the provision for pension and post-retirement benefits of $22m largely due to exchange movements, partly offset by the effect of changes to discount and inflation rate assumptions;
•
financial derivative liabilities increased by $939m mainly due to the contracts amounting to $558m at 31 July 2009 previously designated as NPSE and now accounted for in the statement of financial position. In addition, a 3.5% convertible bond was issued during the year and the resultant option component also increased the financial derivative by $176m at year-end.
The substantial increase in the spot gold price further increased the financial derivative liability;
•
liabilities held for sale include that of Tau Lekoa in 2009 of $7m. In 2008, liabilities held for sale related to the Boddington joint venture of $48m; and
•
trade and other payables and deferred income increased by $61m and related mainly to increased payroll and other benefits.
AngloGold Ashanti Annual Financial Statements 2009
CFO’s report
P

AngloGold Ashanti Annual Financial Statements 2009
P

Statement of cash flows
An analysis of the abridged statement of cash flows is presented and significant variations in balances are commented upon below.
US dollar millions
Notes
2009
2008
Cash generated from operations including discontinued operations
1
1,345
631
Dividends received from equity accounted investments
2
101
78
Taxation paid
(147)
(125)
Cash utilised for hedge buy-back costs
(797)
(1,113)
Net cash inflow (outflow) from operating activities
502
(529)
Capital expenditure
3
(1,019)
(1,194)
Net proceeds from the acquisition and disposal of tangible assets, investments, and associate and joint venture loans
4
778
92
Interest received
55
67
Other investing activities
(9)
(6)
Net cash outflow from investing activities
(195)
(1,041)
Net proceeds from share issues
5
295
1,668
Net borrowings proceeds
6
43
239
Dividends and finance costs paid
(167)
(151)
Net cash inflow from financing activities
171
1,756
Net increase in cash and cash equivalents
478
186
Translation
47
(88)
Cash and cash equivalents at beginning of year
575
477
Cash and cash equivalents at end of year
1,100
575
Statement of cash flows commentary
The higher closing cash position is mainly the result of improved cash generated from the operations and the sale of the
Boddington joint venture. Other items that contributed to significant movements in the cash flow year-on-year were the hedge buy-back costs, capital expenditure, net proceeds from the sale and acquisition of assets and investments, as well as proceeds from the issue of shares.
Operating activities
1. Cash generated from operations including discontinued operations more than doubled from $631m to $1,345m mainly due to the higher received gold price, partly negated by the lower ounces produced and sold and the higher total cash costs.
Movements in working capital resulted in a net outflow of $206m in 2008 compared with $50m in 2009. The reduced level of cash locked up in working capital is mainly due to an increase in trade and other payables. Trade and other payables increased due to the timing of payments and higher year-end accruals following annual escalations and inflationary increases on payroll and other benefits.
2. The marginally higher dividends received in 2009 from equity accounted investments is due to an additional distribution of
$30m from Yatela largely attributed to the 35% increase in production to 89,000oz and the improved received gold price.
Investing activities
3. Capital expenditure reduced by $175m from $1,194m to $1,019m in 2009. This was primarily driven by a reduction of capital expenditure at the Boddington gold mine of $274m. Capital expenditure during 2009 consisted of $413m relating to project capital, $348m for Ore Reserve development and $258m for stay-in-business capital.
Excluding the Boddington joint venture, project capital expenditure year-on-year was up by $34m and is primarily attributed to the MLE1 project at Cripple Creek & Victor which had increased by $54m. Ore Reserve development expenditure increased by $87m and mainly arose at South Africa, in line with increased Ore Reserve development metres. Stay-in-
business expenditure decreased by $21m and was mainly driven by reduced capital requirements at Geita of $34m.

4. The net proceeds from the sale of assets increased from $92m to $778m in 2009. During 2009, $990m was received from the sale of the Boddington joint venture and $145m was reimbursed for the capital expenditure incurred. The balance of the proceeds relates mainly to real estate activities in Brazil. The proceeds were partly offset by the acquisition of an effective 45% interest in the Kibali gold project of $344m, an additional interest in Sadiola for $6m, and investments in environmental rehabilitation trust funds established by AngloGold Ashanti in compliance with regulatory requirements, and other sundry investment purchases.
Proceeds from the sale of assets in 2008 consisted of $14m for the North American royalty and production related interests of the El Chante and Marigold projects, $14m from the disposal of a 50% interest in Amikan and AS APK, $7m from real estate activities in Brazil, $10m from the sale of the Ergo assets and $48m arising from the sale of the 50% interest in Nufcor
International Limited partly offset by investments in environmental rehabilitation trust funds.
Financing activities
5. The net proceeds from the issue of shares reduced from $1,668m in 2008 to $295m in 2009. In 2008, the rights offer resulted in the issuing of 69,470,442 shares of 25 South African cents each at a subscription price of R194.00 raising some
$1.7bn. On 1 September 2009, AngloGold Ashanti announced the placing of 7,624,162 AngloGold Ashanti ordinary shares at an issue price of $37.25 per American Depositary Share. The offering closed on 8 September 2009 and total proceeds of $284m were received.
6. Net borrowing proceeds decreased from $239m in 2008 to $43m in 2009. The 2009 year included proceeds of $732.5m on the 3.5% convertible bonds, $1bn on the term facility and $985m on the syndicated loan facility ($1,150m). This was partly offset by repayments of $1bn on the 2.375% convertible bonds, $750m on the term facility and $899m on the syndicated loan facility ($1,150m). The balance of the movements relate to proceeds and repayments in terms of other loan agreements.
In 2008, net borrowing proceeds include a draw down of $743m on the $1,150m syndicated loan facility. Repayments include $242m on the corporate bond, and $316m on the $1,150m syndicated loan facility. The balance of the movements relate to proceeds and repayments in terms of other loan agreements.
One-year forecast – 2010
AngloGold Ashanti’s annual production guidance for 2010 is 4.5Moz to 4.7Moz. This reflects the sale of Tau Lekoa, cautious assumptions regarding the frequency of safety related stoppages in South Africa, and increased production from CC&V, where the grade is expected to stabilise in 2010 after having been negatively affected by recoveries from the leach pad in 2009.
Capital expenditure for 2010 is estimated at $1bn to $1.1bn.
AngloGold Ashanti Annual Financial Statements 2009
CFO’s report
P

AngloGold Ashanti Annual Financial Statements 2009
P

For the year ending 31 December 2010
Forecast Expected
Forecast
production total
cash                capital
000oz
cost        expenditure
$/oz
(1)
$m
(4)
South Africa
(2)(3)
1,722 – 1,800
553 – 571
391
Namibia
96 – 100
600 – 628
18
Ghana
593 – 619
562 – 588
156
Mali
265 – 277
663 – 695
12
Guinea
295 – 308
527 – 552
11
Tanzania
339 – 354
833 – 872
36
Australia
381 – 398
901 – 943
36
Argentina
176 – 184
411 – 430
48
Brazil
419 – 437
424 – 444
251
United States of America
214 – 223
480 – 503
78
Democratic Republic of the Congo
–
–
17
Other
–
–
27
AngloGold Ashanti
4,500 – 4,700
590 - 615
1,081
(1)
Based on the following assumptions: R7.70/$, A$/$0.93, BRL1.70/$ and Argentinian peso 3.90/$; oil at $75 per barrel. The year-on-year increase in total cash costs is due to the unwinding of previously incurred deferred stripping charges, implementation of royalties in South Africa, higher power tariffs, escalation and stronger local operating currencies.
(2)
In South Africa, production assumes stable power supply from Eskom and a 35% increase in power tariffs.
(3)
Excludes Tau Lekoa.
(4)
Capital expenditure is managed in line with earnings and cash flows and may fluctuate accordingly. Forecast capital expenditure for operations with non-
controlling interests is reported at 100%. For entities which are equity accounted, the forecast capital spend is the attributable share.
(5)
AngloGold Ashanti anticipates a discount to the spot gold price of 8% to 10% based on a gold price of $950/oz to $1,250/oz.
Other illustrative estimates
For the year ending 31 December 2010
$m
Depreciation and amortisation
700
Corporate costs, marketing and business process framework
210
Expensed exploration and pre-feasibilities
216
Interest and finance charges
120
Srinivasan Venkatakrishnan
Chief Financial Officer

AngloGold Ashanti Annual Financial Statements 2009
Scorecard 2009
P

Scorecard 2009 – delivering
on our commitments

AngloGold Ashanti Annual Financial Statements 2009
P

2008 – Commitment
2009 – Delivery
Share overhang
•
Eliminate the overhang created by
•
The 11.3% stake was sold to Paulson & Co. during March.
Anglo American plc’s plan to exit their
investment in AngloGold Ashanti.
Rebuilding financial capacity
•
Improve balance sheet and reduce debt
•
Net debt reduced by 32% to $868m.
to create a platform for growth.
•
Hedge book reduced by a further 35% to 3.9Moz by end 2009,
•
Reduce hedge book.
reducing discount on realised gold price and overall financial risk.
•
Sharpen focus on capital management.
•
Operating cash flow for the year of $502m.
•
Increase operating cash flow leverage.
•
Return on net capital employed of 17.7% achieved (2008: 2.6%).
Operating delivery initiative
•
Begin implementation of Project ONE, the
•
Phased implementation at the Mponeng plant, Geita mine and plant, overarching business improvement initiative
Siguiri plant, AngloGold Ashanti Brasil Mineração mines and plant, that will drive AngloGold Ashanti toward
Sunrise Dam plant and Savuka plant.
achieving five-year targets on safety,
Detailed plans drawn for rollout to 11 sites in 2010, including:
productivity and returns.
Mponeng, Kopanang mine and plant, TauTona and Moab Khotsong
mines; Iduapriem plant and Obuasi mine and plant; Cerro Vanguardia and Serra Grande mine and plants; CC&V mine; Navachab mine and plant; Great Noligwa uranium plant.
•
Address critical operating challenges,
•
Cerro Vanguardia production increased 25% and costs declined 42%;
in Argentina, Ghana and Tanzania
credible growth plan in place from underground and heap leach.
projects.
•
Obuasi production increased 7% and costs declined 0.5%; Obuasi made positive contribution for first time in five years; practicable plan in place to secure long-term future of deposit.
•
Geita plan in place to remediate operating performance. Costs on declining trajectory.
Optimising leadership and skills base
•
Human resources policy development centralised to ensure alignment and focus on delivering the group strategy.
•
The System for People, the human resources component of Project
ONE, was finalised and its rollout across the company began in 2009.
•
Management changes made at underperforming operations.
•
Ensured those with appropriate skills were appointed at each level of the organisation.
Turning around safety performance
•
Strive to eliminate fatalities entirely and
•
Lost-time injury frequency rate (LTIFR) improved 10% to 6.57 per to reduce all injury rates by 20% in 2009
million hours worked.
– the long-term goal is a 70% reduction in
•
Safety Transformation Blueprint developed to effect quantum improvement these rates by 2014.
in safety after 16 fatalities reported in 2009. Launch of this safety initiative is planned for April 2010.
Pursuing growth
•
Drive organic growth at existing assets,
•
Ore Reserve increased by 5% to 71.4Moz after adjusting for Boddington through greenfields exploration, Boddington.
brownfield expansion and by acquisitions
•
Successfully completed pre-feasibility study on Tropicana Project and where these add value.
commenced with bankable study due for completion in 2010.
•
Conducted successful exploration campaign to confirm mineralisation at São Bento deposit in Brazil.
•
Acquired an effective 45% of the Kibali gold project, in the Democratic
Republic of the Congo.
•
Exploration programme expanded and revitalised with new greenfields exploration taking place in Canada, Argentina, Brazil, Guinea, Gabon,
Egypt, Saudi Arabia, Eritrea and Solomon Islands.
•
Marine exploration joint venture with De Beers.
•
Delays continued in obtaining final permission to continue drilling at La
Colosa site in Colombia.

AngloGold Ashanti Annual Financial Statements 2009
Project ONE
P

Project ONE

AngloGold Ashanti Annual Financial Statements 2009
P

AngloGold Ashanti’s Project ONE programme is the holistic transformation initiative that underpins the effort to reach an ambitious, but achievable, set of strategic safety, productivity, environmental and financial goals. AngloGold Ashanti has set a five-year objective of reducing accident rates by 70%; increasing overall productivity by 30%; cutting reportable environmental incidents by 60%; increasing production by 20%; achieving a 25% real reduction in costs; and, crucially, achieving a return of at least 15% on capital employed through the economic cycle. By achieving these aims, the company will carve for itself a unique competitive position in the mining industry with the management capacity and cash flow to realise its long-term vision of being the world’s leading mining company.
Practically, Project ONE introduces a common business approach in two main areas:
•
The System for People, a managerial effectiveness model is focused on people as the catalysts and drivers of change, and is designed to bring about effective working relationships based on trust and a culture of accountability at all levels.
•
The Business Process Framework, a scientifically rigorous model focused on both short- and long-term planning and execution of work. This framework delivers the business expectations and operational targets set by the organisation while incorporating possibilities for continuous improvements.
The primary focus of Project ONE is to introduce a common business process across AngloGold Ashanti, from its 21 mining operations across 10 countries, to its myriad exploration sites across 4 continents and its corporate hubs in South Africa, the
United States and Australia. The programme was launched in August 2008 under the direction of Tony O’Neill, Executive Vice
President – Business and Technical Development, and is now being implemented at all operations.
The benefit of introducing this common business process lies in establishing a disciplined and uniform operating methodology in order to minimise waste and variation. This, in turn, will ensure each operation and every service function operates consistently at their highest performance and efficiency levels.
The philosophy is simple in theory and execution. Volatility and variation in any business process creates uncertainty, whether in determining mining volumes and plant feed or in optimising maintenance schedules and supply-chain management. The same holds for the management of working relationships. It is this variation and volatility which skews outcomes, and which can be reduced by implementing rigorous planning, scheduling, resourcing and execution processes, and most importantly, by clarifying roles and accountabilities at each level.
The merits of this approach are already in evidence at the two pilot sites for the project: the Mponeng plant in South Africa and the Geita mine in Tanzania. The business improvement initiative was initiated at the Mponeng plant in October 2008, and contributed to a 15% increase in throughput over the historical average. This is an especially significant result at the Mponeng plant, long regarded as the flagship operation within the group.
Mponeng plant daily tonnes (over 12 months)
1,000
0
Dec 2008
Dec 2009
Months
2,000
3,000
4,000
5,000
6,000
7,000
UCL
LCL
Mean
Mean
UCL
LCL
Mean
UCL
LCL
UCL – Upper control limit LCL – Lower control limit
T
onnes

AngloGold Ashanti Annual Financial Statements 2009
Project ONE
P
38
At Geita, where Project ONE was launched in February 2009, immediate results from both the System for People and the
Business Process Framework interventions have been even more striking. For too long, Geita’s performance suffered because of continual equipment breakdowns, poor plant and fleet availability, an overall lack of mining flexibility and a skills deficit in some key areas. Graham Ehm, formerly the Executive Vice President of our Australian operations and one of our most experienced open pit-mine operators, was appointed in May 2009 to lead the change at Geita in partnership with Richard
Duffy and his team. Graham was able to build on solid preparatory work done before his appointment and also to take decisive action to effect the improvements seen by the end of 2009. The remarkable improvements achieved are emblematic of Project
ONE’s potential.
Through careful analysis of the relevant aspects of Geita’s operations – from human resources, drilling and blasting, to plant availability and fleet maintenance – the flaws in the overall operating methodology became apparent. And so did the remedies.
There are powerful anecdotes that demonstrate the resulting change.
A dispassionate look at the mine’s drill and blast performance showed AngloGold Ashanti did not possess the right level of expertise in Tanzania to ensure anything but a hand-to-mouth existence in broken stocks. Soon after appointing specialist drill-and-blast contractors in May, stocks of broken ore rose to more than three weeks worth and provided the necessary mining flexibility we needed. This had positive reverberations throughout the rest of the operation.
Our study at Geita also showed a critical deficiency in maintenance. Our teams were running flat-out to deal with emergency breakdowns, which were occurring with alarming frequency due to a lack of scheduled maintenance and general backlog on basic upkeep of equipment of all types. Identifying this problem enabled Geita’s management to appoint a rapid-response team to address the ongoing emergency issues, while another group was put in place to address the maintenance backlog.
To this end, work orders for recurring jobs have been designed to ensure the right person is appointed and that they have the correct resources available at the right time to efficiently complete their work in the time allotted. This requires active participation by the management team and each level of the workforce in frequent planning sessions where expectations are set, tasks assigned and accountability apportioned.
Geita plant daily tonnes (over 12 months)
0
Jan 2009
Dec 2009
Months
20,000
UCL
LCL
Mean
Mean
UCL
LCL
Mean
UCL
LCL
15,000
10,000
5,000
UCL – Upper control limit LCL – Lower control limit
T
onnes

AngloGold Ashanti Annual Financial Statements 2009
P

The Geita team has focused on limiting volatility and variance, and smoothing out the peaks and troughs in each of the operating processes. By reducing volatility and increasing operating certainty through detailed planning, the average throughput can be enhanced and efficiency increased with only nominal capital investment. In short, by ensuring that the right people are in the right place, to do the right job at the right time, productivity has been bolstered in a meaningful way. By combining the technical skills in the business with the equally important skills of organisational design and human resource management, AngloGold Ashanti is beginning to realise Geita’s potential.
Plant availability and throughput are significantly higher and disruptive weekly maintenance shutdowns have been replaced by well-resourced monthly shutdowns; the increase in broken stocks has greatly improved flexibility; bench designs are improved and in-pit road designs have been greatly enhanced which has allowed trucks to achieve better cycle times; fleet availability is also markedly better, which has significant consequences not only for efficiency, but also for fleet replacement. The confluence of these factors will help mining teams to access higher grade areas more quickly than originally anticipated and ultimately will bolster production further and lower costs.
The improvements are not independent of other management interventions, but the introduction of consistent business processes will ensure that improvements are sustained and extended.
Following the success of the pilot projects, the business improvement intervention was extended to the Siguiri plant in Guinea,
Sunrise Dam in Australia, the Savuka plant in South Africa and the AngloGold Ashanti Brazilian operations in Nova Lima.
Operational improvements are expected at these sites during the course of 2010. Implementation will have begun at the remaining sites by mid 2011.
Geita plant daily recovery (over 12 months)
0
Jan 2009
Dec 2009
Months
100
UCL
LCL
Mean
Mean
UCL
LCL
Mean
UCL
LCL
80
60
40
20
UCL – Upper control limit LCL – Lower control limit
%

AngloGold Ashanti Annual Financial Statements 2009
Five-year summaries
P
40
For the year ended 31 December
Five-year
summaries
Summarised group financial results – income statement
US Dollar million
2009
2008
2007
2006
2005
Gold income
3,768
3,619
3,002
2,646
2,393
Cost of sales
(2,813)
(2,728)
(2,458)
(2,138)
(2,149)
Loss on non-hedge derivatives and other commodity contracts
(1)
(1,533)
(297)
(792)
(231)
(135)
Gross (loss) profit
(578)
594
(248)
277
109
Corporate administration and other expenses
(154)
(131)
(128)
(84)
(64)
Market development costs
(10)
(13)
(16)
(16)
(13)
Exploration costs
(150)
(126)
(117)
(58)
(44)
Other net operating expenses
(8)
(6)
(20)
(20)
(24)
Operating special items
691
(1,538)
(13)
(7)
(67)
Operating (loss) profit
(209)
(1,220)
(542)
92
(103)
Dividend received from other investments
–
–
2
–
–
Interest received
54
66
43
31
24
Exchange gain (loss)
112
4
(1)
(5)
2
Fair value adjustment on option component of convertible bond
(33)
25
47
16
(32)
Finance costs and unwinding of obligations
(139)
(114)
(120)
(116)
(102)
Fair value loss on interest rate swaps
–
–
–
–
(1)
Share of equity accounted investments’ profit (loss)
94
(138)
35
115
43
(Loss) profit before taxation
(121)
(1,377)
(536)
133
(169)
Taxation
(147)
197
(101)
(146)
46
Loss after taxation from continuing operations
(268)
(1,180)
(637)
(13)
(123)
Discontinued operations
Profit (loss) from discontinued operations
–
25
1
(2)
(36)
Loss for the year
(268)
(1,155)
(636)
(15)
(159)
Allocated as follows:
Equity shareholders
(320)
(1,195)
(668)
(45)
(182)
Non-controlling interests
52
40
32
30
23
(268)
(1,155)
(636)
(15)
(159)
Other financial data
Adjusted gross profit (loss)
(1)
$m
412
(384)
835
884
395
Headline loss
$m
(852)
(30)
(648)
(82)
(145)
Adjusted headline (loss) earnings
(1)
$m
(50)
(897)
278
411
153
Adjusted headline earnings excluding hedge buy-back costs $m
708
19
278
411
153
Adjusted gross margin excluding hedge buy-back costs
%
13
(16)
25
29
16
EBITDA
(1)
$m
1,663
1,131
1,224
1,409
772
EBITDA margin
%
52
48
37
47
30
Interest cover
(1)
times
11
8
9
11
7
Loss per ordinary share (cents)
Basic US
cents
(89)
(377)
(237)
(16)
(69)
Diluted
US cents
(89)
(377)
(237)
(16)
(69)
Headline
US cents
(236)
(9)
(230)
(30)
(55)
Adjusted headline (loss) earnings
(1)
US cents
(14)
(283)
99
151
58
Dividends paid per ordinary share
US cents
17
11
19
62
36
Weighted average number of shares
million
361
317
281
273
265
Issued shares at year-end
million
366
357
282
280
265
(1)
Refer to Non-GAAP disclosure notes on pages 346 to 352.

AngloGold Ashanti Annual Financial Statements 2009
P

As at 31 December
Summarised group financial results – statement of financial position
US Dollar million
2009
2008
2007
2006
2005
Assets
Tangible and intangible assets
5,996
4,493
7,041
6,329
6,139
Cash and cash equivalents
1,100
575
477
471
197
Other assets
2,691
2,992
2,190
2,022
1,859
Total assets
9,787
8,060
9,708
8,822
8,195
Equity and liabilities
Total equity
3,030
2,511
2,442
3,047
2,661
Borrowings
1,931
1,933
1,848
1,448
1,856
Deferred taxation
753
617
1,042
1,093
1,136
Other liabilities
4,073
2,999
4,376
3,234
2,542
Total equity and liabilities
9,787
8,060
9,708
8,822
8,195
Other financial data
Equity
3,915
3,242
3,926
4,529
4,217
Net capital employed
(1)
4,876
4,683
5,360
5,568
5,935
Net debt
(1)
868
1,283
1,318
1,015
1,726
Net asset value – per share
(1)
US cents
828
702
867
1,087
1,004
Net tangible asset value – per share
(1)
US cents
779
661
718
946
862
Market capitalisation
(1)
14,555
9,795
11,878
13,008
13,069
Financial ratios
Return on net capital employed excluding
hedge buy-back costs
%
18
3
7
9
4
Net debt to net capital employed
%
18
27
25
18
29
Net debt to equity
%
22
40
34
22
41
Exchange rates
Rand/dollar average exchange rate
8.39
8.25
7.03
6.77
6.37
Rand/dollar closing exchange rate
7.44
9.46
6.81
7.00
6.35
Australian dollar/dollar average exchange rate
1.26
1.17
1.19
1.33
1.31
Australian dollar/dollar closing exchange rate
1.12
1.44
1.14
1.27
1.36
Brazilian real/dollar average exchange rate
2.00
1.84
1.95
2.18
2.44
Brazilian real/dollar closing exchange rate
1.75
2.34
1.78
2.14
2.35
(1)
Refer to Non-GAAP disclosure notes on pages 346 to 352.

AngloGold Ashanti Annual Financial Statements 2009
Five-year summaries
P
42
For the year ended 31 December
Five-year
summaries
Summarised group financial results – statement of cash flows
US Dollar million
2009
2008
2007
2006
2005
Cash flows from operating activities
Cash generated from operations
1,345
632
983
1,132
619
Cash utilised by discontinued operations
–
(1)
(2)
(1)
(31)
Dividends received from equity accounted investments
101
78
65
85
51
Taxation paid
(147)
(125)
(180)
(110)
(22)
Cash utilised for hedge buy-back costs
(797)
(1,113)
–
–
–
Net cash inflow (outflow) from operating activities
502
(529)
866
1,106
617
Cash flows from investing activities
Capital expenditure
(1,019)
(1,194)
(1,015)
(811)
(711)
Net (payments) proceeds from acquisition and disposal
of mines, subsidiaries, associates and joint ventures
(354)
10
1
9
4
Net proceeds from disposal and acquisition of
investments, associate loans, and acquisition
and disposal of tangible assets
1,132
82
(13)
46
(16)
Dividend received from other investments
–
–
2
–
–
Interest received
55
67
35
24
18
Net loans repaid (advanced)
1
–
–
5
(1)
(Increase) decrease in cash restricted for use
(10)
(6)
(25)
(3)
17
Utilised in hedge restructure
–
–
–
–
(69)
Other investing activities
–
–
–
1
(2)
Net cash outflow from investing activities
(195)
(1,041)
(1,015)
(729)
(760)
Cash flows from financing activities
Net proceeds from share issues
295
1,668
34
507
9
Net borrowings proceeds (repaid)
43
239
323
(394)
305
Finance costs paid
(111)
(93)
(72)
(82)
(73)
Dividends paid
(56)
(58)
(144)
(132)
(169)
Net cash inflow (outflow) from financing activities
171
1,756
141
(101)
72
Net increase (decrease) in cash and cash equivalents
478
186
(8)
276
(71)
Translation
47
(88)
14
(2)
(8)
Cash and cash equivalents at beginning of year
575
477
471
197
276
Cash and cash equivalents at end of year
1,100
575
477
471
197
Other financial data
Free cash flow
(1)
(104)
(1,069)
336
633
160
Cash generated to cash invested
(1)
times
2.3
0.6
0.7
1.6
0.8
(1)
Refer to Non-GAAP disclosure notes on pages 346 to 352.

AngloGold Ashanti Annual Financial Statements 2009
P

For the year ended 31 December
Summarised group operating results – operating results
2009
2008
2007
2006
2005
Underground operations
Metric tonnes milled
000
11,944
12,335
13,112
13,489
13,806
Yield
g/t
6.41
6.89
6.99
7.20
7.31
Gold produced
000 oz
2,461
2,734
2,948
3,123
3,243
Surface and dump reclamation
Metric tonnes treated
000
12,779
11,870
12,429
12,414
8,061
Yield
g/t
0.51
0.42
0.49
0.50
0.52
Gold produced
000 oz
208
161
197
201
136
Open-pit operations
Metric tonnes mined
000
167,000
175,999
172,487
173,178
168,904
Stripping ratio
(1)
5.58
5.24
4.48
4.82
5.02
Metric tonnes treated
000
25,582
25,388
25,312
26,739
25,541
Yield
g/t
1.96
2.12
2.34
2.14
2.74
Gold produced
000 oz
1,609
1,734
1,904
1,843
2,246
Heap-leach operations
Metric tonnes mined
000
57,456
54,754
59,720
63,519
61,091
Metric tonnes placed
(2)
000
19,887
23,462
22,341
23,329
22,227
Stripping ratio
(1)
1.94
1.43
1.77
1.83
1.97
Recoverable gold placed
(3)
kg
12,958
14,496
16,242
18,162
18,500
Yield
(4)
g/t
0.65
0.62
0.73
0.78
0.83
Gold produced
000 oz
321
353
428
468
541
Total gold produced
000 oz
4,599
4,982
5,477
5,635
6,166
– Southern Africa
1,862
2,167
2,408
2,640
2,757
– Continental Africa
1,520
1,562
1,575
1,693
2,067
– Australasia
401
433
600
465
455
– North America
218
258
282
283
330
– South America
598
562
612
554
557
Average price received
(5)
$/oz sold
751
485
629
577
439
Total cash costs
(6)
$/oz produced
514
444
357
308
281
Total production costs
(6)
$/oz produced
646
567
476
414
374
Capital expenditure
$m
1,027
1,201
1,059
817
722
Monthly average number of employees
63,364
62,895
61,522
61,453
63,993
LTIFR
6.57
7.32
8.24
7.70
6.77
FIFR
0.10
0.09
0.21
0.22
0.14
Definitions
(1)
Stripping ratio = (total tonnes mined – ore tonnes mined)/ore tonnes mined.
(2)
Tonnes placed onto leach pad.
(3)
Recoverable gold placed onto leach pad inventory.
(4)
Recoverable gold placed/tonnes placed.
Comments
(5)
Average gold price received negatively impacted by the reduction of the hedge book in 2008 and 2009.
(6)
Unit cost increases have been driven primarily by lower production and input cost inflation.

AngloGold Ashanti Annual Financial Statements 2009
Operations at a glance
P
44
For the year ended 31 December
Operations at a glance
Attributable tonnes
Average
Attributable
treated/milled
grade recovered
gold production
(Mt)
(g/t)
(000oz)
Operation
2009
2008
2007
2009
2008
2007
2009
2008
2007
Southern Africa
1,862
2,167
2,408
Vaal River
Great Noligwa
0.9
1.4
2.0
5.73
7.33
7.54
158
330
483
Kopanang
1.6
1.6
1.8
6.74
6.82
7.24
336
362
418
Moab Khotsong
0.8
0.6
0.3
9.36
9.31
7.94
247
192
67
Tau Lekoa
1.2
1.2
1.4
3.32
3.58
3.62
124
143
165
Surface operations
9.7
7.9
8.0
0.53
0.36
0.49
164
92
125
West Wits
Mponeng
1.9
1.9
1.9
8.66
10.02
9.50
520
600
587
Savuka
0.2
0.3
0.3
5.45
6.28
6.69
30
66
73
TauTona
(1)
1.5
1.6
1.8
7.29
8.66
9.67
218
314
409
South Africa
1,797
2,099
2,328
Namibia
Navachab
1.3
1.5
1.6
1.58
1.43
1.56
65
68
80
Continental Africa
1,520
1,562
1,575
Ghana
Iduapriem
(2)
3.4
3.5
2.8
1.72
1.76
1.85
190
200
167
Obuasi
(1)
4.6
5.6
6.0
5.18
4.37
4.43
381
357
360
Guinea
Siguiri (85%)
8.8
8.6
8.3
1.11
1.20
1.05
316
333
280
Mali
Morila (40%)
1.7
1.7
1.7
2.47
3.08
3.36
137
170
180
Sadiola (41%)
(3)
1.7
1.6
1.6
2.52
3.42
2.76
135
172
140
Yatela (40%)
(4)
1.1
1.1
1.2
3.62
2.66
3.46
89
66
120
Tanzania
Geita
4.5
4.3
5.1
1.89
1.92
2.01
272
264
327
Australasia
401
433
600
Australia
Sunrise Dam
(5)
3.9
3.8
3.8
2.87
3.46
4.86
401
433
600
North America
218
258
282
United States
Cripple Creek & Victor
(4)
18.7
22.1
20.9
0.46
0.49
0.53
218
258
282
South America
598
562
612
Argentina
Cerro Vanguardia (92.5%)
0.9
0.9
0.9
6.51
5.44
6.88
192
154
204
Brazil
Brasil Mineração
(1)
1.5
1.4
1.4
7.02
7.62
7.48
329
320
317
Serra Grande (50%)
(1)
0.5
0.4
0.4
4.72
7.58
7.21
77
87
91
AngloGold Ashanti
4,599
4,982
5,477
(1)
The yield of TauTona, Obuasi, Brasil Mineração and Serra Grande represents underground operations.
(2)
Prior to 1 September 2007, AngloGold Ashanti’s shareholding in Iduapriem was 85%.
(3)
Prior to 29 December 2009, AngloGold Ashanti’s shareholding in Sadiola was 38%.
(4)
The yield of Yatela and Cripple Creek & Victor reflects recoverable gold placed/tonnes placed from heap leach operations.
(5)
The yield of Sunrise Dam represents open-pit operations.

AngloGold Ashanti Annual Financial Statements 2009
P

Attributable capital
Total cash costs
expenditure
($/oz)
($m)
Operation
2009
2008           2007          2009
2008           2007
Southern Africa
472 367 346 405 349 367
Vaal River
Great Noligwa
794
458
403
24
26
37
Kopanang
406
348
307
58
47
52
Moab Khotsong
424
379
668
104
89
89
Tau Lekoa
718
533
474
17
18
16
Surface operations
341
440
305
3
–
1
West Wits
Mponeng
329
249
264
109
86
86
Savuka
1,115
411
403
13
11
9
TauTona
559
374
317
57
60
71
South Africa
466
362
343
385
337
361
Namibia
Navachab
622
534
419
20
12
6
Continental Africa
608 544 423 178 250 175
Ghana
Iduapriem
(1)
516
525
373
28
54
23
Obuasi
630
633
459
94
112
94
Non-controlling interests and exploration
–
–
–
2
2
1
Guinea
Siguiri (85%)
519
466
464
22
18
18
Non-controlling interests and exploration
–
–
–
4
4
3
Mali
Morila (40%)
527
419
350
4
1
1
Sadiola (41%)
(2)
488
399
414
4
3
6
Yatela (40%)
368
572
322
1
3
2
Tanzania
Geita
954
728
452
19
53
27
Australasia
662 552 313 177 439 281
Boddington (33.33%)
–
–
–
146
419
249
Sunrise Dam
646
531
306
31
19
30
Exploration and other
–
–
–
–
1
2
North America
385 334 282 87 27 23
United States
Cripple Creek & Victor
376
309
269
87
27
23
South America
353 402 262 171 127 162
Argentina
Cerro Vanguardia (92.5%)
355
608
261
17
15
18
Non-controlling interests and exploration
–
–
–
1
1
2
Brazil
Brasil Mineração
339
300
233
84
69
117
Serra Grande (50%)
406
294
263
33
20
12
Non-controlling interests exploration
–
–
–
36
22
13
Other
–
–
–
9
9
51
AngloGold Ashanti
514
444
357
1,027
1,201
1,059
(1)
Prior to 1 September 2007, AngloGold Ashanti’s shareholding in Iduapriem was 85%.
(2)
Prior to 29 December 2009, AngloGold Ashanti’s shareholding in Sadiola was 38%.

Introduction
AngloGold Ashanti, a global gold mining company with 21 operations on 4 continents, employed 63,364 people, including contractors, and produced 4.6Moz of gold in 2009.
The group’s operations by regional division are:
•
Southern Africa – includes all group operations in South Africa and Namibia
•
Continental Africa – includes operations in Ghana, Guinea, Mali and Tanzania
•
Australasia – includes assets in Australia
•
North America – includes the United States operation
•
South America – includes operations in Brazil and Argentina
In addition, the company conducts a focused worldwide exploration programme. In the course of mining and processing the ore mined, silver, uranium oxide and sulphuric acid occur as by-
products at the Argentinean, South African and Brazilian operations respectively.
AngloGold Ashanti Annual Financial Statements 2009
Review of operations
P

Review of operations

AngloGold Ashanti Annual Financial Statements 2009
P

Underground
54%
Open pit
35%
Heap leach
7%
Surface
4%
Production by type of mining – 2009
Southern Africa
40%
Continental Africa
33%
Australasia
9%
North America
5%
South America
13%
Production by region – 2009
476
07
08
09
Group production costs
($/oz)
567
646
$646
/oz
1,059
07
08
09
Group capital expenditure
($m)
1,201
1,027
$1,027
m
357
07
08
09
09
Group cash costs
($/oz)
444
514
$514
/oz
Group – key data
5,477
07
08
09
Group gold production
(000oz)
4,982
4,599
4.6
Moz

AngloGold Ashanti Annual Financial Statements 2009
Review of operations
P
48
Group safety
AngloGold Ashanti’s focus on safety continued in 2009. The company’s approach to managing risk and enabling employees to work safely in a supportive work environment is based on a new conversational culture, where many voices participate and make a meaningful contribution to designing the way in which the company works and protects itself from both known and unexpected risks. The success of this approach depends on four key factors – leadership, engagement, systems, and learning. For these factors to be effective, they need to occur in an enabling environment. The focus of the safety transformation process is on moving the organisation towards a culture of engagement and learning that stimulates awareness of the nature of risk.
It is with much regret that the company reports that 16 employees lost their lives at work in 2009 (2008: 14 fatalities). While it is particularly disappointing that this figure indicates a relapse from the prior year, AngloGold Ashanti remains focused on decreasing the long-term trend in fatal accidents.
Expressed in terms of safety performance statistics, the fatal injury frequency rate (FIFR) was 0.10 per million hours worked, compared with 0.09 in 2008 and 0.21 in 2007. The lost-time injury frequency rate (LTIFR) in 2009 was 6.57 per million hours worked compared with 7.32 in 2008 and 8.24 in 2007.
0.14
05
06
07
09
Group FIFR
(per million hours worked)
0.22
0.21
08
0.09
0.10
6.77
05
06
07
08
09
7.70
Group LTIFR
(per million hours worked)
8.24
7.32
6.57

AngloGold Ashanti Annual Financial Statements 2009
P

Group operating review
In 2009, AngloGold Ashanti produced 4.60Moz of gold, a decrease of 8% on the 4.98Moz produced in 2008. This was in line with the revised production forecast.
This year-on-year decline in gold production was a result of:
•
lower grades mined;
•
safety stoppages in South Africa;
•
seismic event at Savuka that damaged the shaft infrastructure;
•
two-month stoppage at TauTona;
•
lower grade ore processed at Sunrise Dam due to the high-grade Mega open pit being exhausted in 2008; and
•
lower leach-pad recoveries at CC&V.
Group total cash costs for the year increased from $444/oz to $514/oz. This was mainly due to lower production volumes and grade, ore stockpile inventory draw downs and inflation.
Total cash cost increases varied by region, with the South African operations under the most pressure. Here, a 9.7% wage increase and a 31.3% increase in electricity tariffs – both effective from mid-year – together with the relative strength of the local currency, compounded by a 14% drop in production, resulted in a cash cost increase of 29% for the South African operations.
Given the focus on optimising operational performance and maintaining costs, the group continued to invest significantly in capital expenditure. Capital expenditure for the year amounted to $1,027m (2008: $1,201m), of which 26% ($264m) was stay-in-business expenditure, 34% ($347m) was spent on Ore Reserve development, principally at the South African operations and 40% ($416m) was spent on new project development, primarily at:
•
Mponeng below 120 CLR Project;
•
CC&V Mine Life Extension Project and
•
Boddington joint venture – an amount of $145m incurred to June 2009 was reimbursed with the sale of the asset.
Safety remained the highest priority for the group and the performance of each operation is detailed in separate discussions below. In addition, given the group’s move towards integrated reporting, significant issues related to sustainable development are dealt with briefly in these operational discussions. For a more detailed review of these issues, see the Sustainability
Review 2009.
Group outlook
Gold production in 2010 is expected to be between 4.5Moz and 4.7Moz. Given that the relative strength of local operating currencies is anticipated to continue, total cash costs are expected to remain under pressure, ranging between $590/oz and
$615/oz. AngloGold Ashanti’s exchange rate assumptions for 2010 are: R7.70/$, A$/$0.93, Brazilian real 1.70/$ and the
Argentinean peso 3.90/$.
Capital expenditure is estimated at $1bn to $1.1bn for 2010.

Namibia
Navachab 65,000oz
N
Operations
South Africa
Vaal River
Great Noligwa
158,000oz
Kopanang               336,000oz
Moab Khotsong
247,000oz
Tau Lekoa
124,000oz
Surface operations
164,000oz
West Wits
Mponeng                  520,000oz
Savuka
30,000oz
TauTona                   218,000oz
AngloGold Ashanti Annual Financial Statements 2009
Review of operations
P
50
Southern Africa
AngloGold Ashanti’s Southern Africa region includes the group operations in South Africa and
Namibia. In 2009, the Southern Africa region produced 1.862Moz (57,922kg) of gold, equivalent to 40% of group production, at a total cash cost of $472/oz.
The Mineral Resource in Southern Africa, attributable to AngloGold Ashanti, totalled
109.28Moz at year-end and the attributable Ore Reserve, 32.57Moz.
Locations on maps are for indication purposes only.
Podcast available at www.aga-reports.com/09/podcasts.htm
Robbie Lazare, Executive Vice President – South Africa,
discusses AngloGold Ashanti’s operations in Southern Africa

AngloGold Ashanti Annual Financial Statements 2009
P

South Africa
39%
Namibia
1%
Rest of AngloGold Ashanti
60%
Contribution to group production
– by country
Mponeng
11%
Kopanang                                      7%
Moab Khotsong
5%
TauTona                                         5%
Tau Lekoa
3%
Great Noligwa
3%
Surface operations
4%
Savuka                                             1%
Navachab                                        1%
Rest of AngloGold Ashanti         60%
Contribution to group production
– by operation
367
07
08
09
Capital expenditure
($m)
349
405
$405
m
37,385
07
08
09
Total number of employees*
37,609
38,003
* Including contractors
38,003
346
07
08
09
Total cash costs
($/oz)
367
472
$472
/oz
Southern Africa – key data
2,408
07
08
09
Gold production
(000oz)
2,167
1,862
1.9
Moz

AngloGold Ashanti Annual Financial Statements 2009
Review of operations
P
52
South Africa
AngloGold Ashanti’s South African operations comprise seven deep-level mines and one surface operation. They are Great
Noligwa, Kopanang, Tau Lekoa, Moab Khotsong and the surface operation, which make up the Vaal River region, and
Mponeng, Savuka and TauTona, which make up the West Wits region. Together, these operations contributed 39% to group production in 2009.
For information on the regulatory environment and licence to operate in South Africa, refer to the section entitled Regulatory environment enabling AngloGold Ashanti to mine on page 142 of this report.
Safety
Tragically, there were 13 fatalities (2008: 11 fatalities) at the South African operations during the year in 938 accidents. The
FIFR for 2009 was 0.14 per million hours worked (2008: 0.12 and 2007: 0.29), while the LTIFR was 10.40 per million hours worked (2008: 11.24 and 2007:12.72). We remain focused on eliminating all workplace injuries across the operations and are encouraged by the improvement in the LTIFR, which has fallen for the third consecutive year to the lowest level ever recorded by the group. In all, 95 full production shifts and 73 partial production shifts were lost at the South African operations due to safety related stoppages.
A number of initiatives were implemented in 2009 to help achieve the company’s aim of eliminating safety incidents. With “Safety is our First Value” as the cornerstone of this effort, the South Africa operations continued to push the “White Flag Day” initiative to signify injury-free days at each operation. The company also initiated the “It’s OK to Stop!” programme to encourage employees at all levels to call work to a halt in unsafe conditions. The “5-TEEN” process was developed to focus on analysing the activities of the crews in the worst 15% of safety performers, and providing support to effect rapid improvement. An analysis of those teams was conducted in three phases during August and December 2009 and January 2010.
In addition, a three-tier approach to investigation and recovery from fatal accidents was adopted in South Africa, starting with the mandatory on-site inspection and followed by a peer review by an independent team and a technical review which included representation from both the company’s executive and the state’s mine inspectorate. This new structure is designed to adapt and change safety processes and policies where necessary.
These initiatives were underpinned by the use of a new risk management system software application which was installed during the course of the year and is expected to be fully functional during the first quarter of 2010. The South African operations successfully passed their OHSAS 18001: 2007, First Advance Part 2 assessments, a crucial step toward both strengthening existing protocols and establishing common Health and Safety Management systems. Taken together, these programmes form part of AngloGold Ashanti’s Safety Transformation.
Safety Transformation is an ongoing programme designed to deliver on AngloGold Ashanti‘s safety values. It addresses the company’s approach to managing risk through the development of an organisational culture based on engagement and learning, facilitated by effective leadership and underpinned by enabling and sustaining systems. Rollout will begin at three global pilot sites during April 2010, following a global launch on 20 April in South Africa.
Operating performance
Gold production for South Africa totalled 55,908kg (1.797Moz) in 2009, a decline of 14% on the previous year. This decline was mainly a result of a 10% reduction in underground recovered grade and decreased volume due to:
•
More rigorous policing of safety regulations by company management and state mine inspectors which caused longer and more frequent stoppages, both following accidents and as a pre-emptive safety measure.
•
A seismic event in May that caused significant damage to the underground infrastructure at Savuka, requiring mining activity to be suspended while repairs were made.
•
An eight-week suspension of mining at TauTona to conduct a thorough inspection and repair of all shaft steelwork following an incident in October when a length of steel dislodged from the shaft wall.
•
An underground fire in March 2009, as well as complex geological structures encountered at Great Noligwa.

AngloGold Ashanti Annual Financial Statements 2009
P

Total cash costs rose by 30% in South Africa to R123,401/kg ($466/oz) in 2009 from R95,144/kg ($362/oz) in 2008. The increase is as a result of a decline in production and increased costs driven largely by annual wage increases, higher power tariffs and inflation on input costs. The uranium contribution is offset against cash costs and in 2009 resulted in a reduction in cash costs of R54m ($6m).
Bi-annual South African wage negotiations were successfully concluded in the third quarter, with AngloGold Ashanti and its partners in local trade unions agreeing to an increase that had a 9.7% impact on payroll costs for the South African operations in the first year starting 1 July 2009. In the second year, the impact will be 1% above inflation, with a guaranteed minimum of
7.5%. This settlement, which AngloGold Ashanti believes is fair to all parties, was concluded after a constructive, three-month interaction.
Power tariffs levied by Eskom, the state-owned power utility, increased by 31.3% in 2009, placing additional pressure on cash costs.
Uranium is a by-product of gold mining at South Africa’s Vaal River operations. In 2009, total uranium production was
1.4 million pounds, 8% more than the previous year’s 1.3 million pounds, due to improved recoveries.
Capital expenditure for the South African operations in 2009 totalled R3,228m ($385m), 16% up on 2008. Stay-in-business expenditure accounted for 20% of total expenditure and included shaft rehabilitation at TauTona and Savuka. Ore Reserve development accounted for another 62% of the capital budget and projects the remaining 18%. The bulk of the project expenditure was on the Mponeng VCR decline R419m ($50m) and Mponeng below 120 R85m ($10m).
Growth projects
The major projects currently being undertaken in South Africa are:
•
Mponeng Carbon Leader Reef project
•
Moab Zaaiplaats project.
Outlook
Gold production from the South African operations is expected to be between 1.72Moz and 1.80Moz in 2010 at a cash cost of between $553/oz and $571/oz. The latter includes a $16/oz impact of royalties to be paid under the terms of the Mineral and
Petroleum Resources Royalty Act, which comes into effect in March 2010 and higher power costs in 2010.
Capital expenditure of R3,008m ($391m) is planned, to be spent primarily on:
•
Mponeng VCR Below 120 project R415m ($54m);
•
Ore Reserve development R1,740m ($226m);
•
Stay-in-business capital R761m ($99m); and
•
Other projects R92m ($12m).
Community and environment
The South African operations manage community and environmental matters within integrated programmes that ensure compliance with legislation and also fulfilment of all obligations to stakeholders, including host communities and the
Department of Mineral Resources (DMR).
Both the Vaal River and West Wits operations have a detailed Social and Labour Plan (SLP) and Environmental Management
Plan (EMP), developed in accordance with relevant legislation. SLP reports, which detail progress made against firm targets, are submitted to the DMR annually along with EMP audits. Both plans are drawn up after interactions with both host communities and government agencies.
No significant issues were raised by either communities or government on sustainability issues during the year. The EMPs are certified to the ISO 14001 environmental management system standard.
All of the South African operations are fully compliant with the International Cyanide Management Code (Cyanide Code).
For further information see the Sustainability Review 2009 and both the West Wits and Vaal River SLP reports, which are available at www.anglogoldashanti.com.

Vaal River
The Great Noligwa, Kopanang, Moab Khotsong and Tau Lekoa mines are situated near the towns of Klerksdorp and Orkney on the border of North West Province and the Free State. The Vaal River operations have among them four gold plants, one uranium plant and one sulphuric acid plant. Combined, the Vaal River operations, which include the surface division, produced
32.025kg (1,029,000oz) of gold, which is 55% of the South African division’s production and 22% of group production.
Great Noligwa
Description
Great Noligwa adjoins Kopanang and Moab Khotsong and is located close to the town of Orkney on the Free State side of the Vaal River. The Vaal Reef, the primary reef, and the Crystalkop Reef, a secondary reef, are mined here.
This mining operation consists of a twin-shaft system and operates over eight main levels at an average depth of 2,400 metres below surface.
Given the geological complexity of the orebody at Great Noligwa, a scattered mining method is employed. The mine shares a milling and treatment circuit with Moab Khotsong and Kopanang Mine, which applies conventional crushing, screening, SAG grinding and carbon-in-leach (CIL) processes to treat the ore and extract gold.
Key statistics
Great Noligwa
2009
2008
2007
Pay limit
(oz/t)
0.43
0.29
0.34
(g/t)
14.90
10.07
11.69
Recovered grade
(oz/t)
0.167
0.214
0.220
(g/t)
5.73
7.33
7.54
Gold production
(000oz)
158
330
483
Total cash costs
($/oz)
794
458
403
Total production costs
($/oz)
990
557
507
Capital expenditure
($m)
24
26
37
Total number of employees
4,739
5,743
6,634
Employees
4,612
5,472
5,908
Contractors
127
271
726
AngloGold Ashanti Annual Financial Statements 2009
Review of operations
P
54
483
07
08
09
Gold production
(000oz)
330
158
403
07
08
09
Total cash cost
($/oz)
458
794
37
07
08
09
Capital expenditure
($m)
26
24
6,634
07
08
09
Total number of employees*
5,743
4,739
* Including contractors

AngloGold Ashanti Annual Financial Statements 2009
P

Safety
The mine achieved its first ever two million fatality-free shifts on 16 July 2009 while the vertical transport and SV3 sections received one million fatality-free shift awards during the year.
Safety, as measured by the LTIFR, improved significantly with 10.90 per million hours worked recorded for the year (2008: 14.66). The mine achieved the benchmarks for all safety indices in 2009. There was one fatality in 2009, caused by a fall of ground (2008: 1).
The “White Flag Day Every Day” and “It’s OK to Stop” campaigns were the two major contributors to improved safety. Other safety initiatives include daily shaft-based communication and visibility tours by both management and union leadership.
Management-initiated safety stoppages also had a positive impact on physical conditions underground and on the improved safety performance.
Great Noligwa maintained its OHSAS 18001:2007 and ISO 14001 certification in 2009.
Operating performance
Gold production fell by 52% to 4,914kg (158,000oz). The decline in output was due mainly to the transfer of the high-grade SV4 section of the mine to the Moab Khotsong upper mine from July 2008, as well as an underground fire in March and various safety-
related stoppages including those requested by both the DMR and mine management.
In addition, about 33 panels were affected by the intersection of complex, unexpected geological structures, which limited mining flexibility and development. Yield declined by 22%, mainly because of the transfer of the high-grade SV4 section to
Moab Khotsong and the lower grades mined due to the limited flexibility.
Unit cash costs for the year rose by 77% to R211,048/kg ($794/oz). This increase was mainly the result of lower production volumes and inflationary pressures on wages and power tariffs.
Capital expenditure of R205m ($24m) was spent mainly on Ore Reserve development and stay-in-business projects which covered upgrades to both horizontal and vertical transport, accessing old pillar areas and the upgrade of plant infrastructure.
Growth prospects
Given that Great Noligwa is a mature operation, it is in the process of converting from conventional scattered mining to pillar and/or remnant mining for the remainder of its operational life. The Vaal Reef, which has been the most economically viable reef at Great Noligwa, is being depleted and the less economical Crystalkop Reef is increasingly being exploited together with the economically viable pillars and remnants containing the Vaal Reef. Growth opportunities are therefore limited to the possible inclusion of a few Vaal and Crystalkop Reef safety haulage pillars that are not currently part of the reserve. A feasibility study is currently being conducted to determine the viability of establishing alternate routes for men, material, ore and ventilation, to replace these haulages. Should that prove to be successful, these pillars may be mined and will then be included in the 2011
Business Plan.
Outlook
Areas mined in the past 12 months exposed and encountered extremely complex geological structures, resulting in the need for additional development to re-establish access to areas for further mining. However, mining has progressed close to the boundary limits, explaining the increased dependency on pillars to sustain a reasonable level of production.
Production in 2010 is projected to be between 3,950kg (127,000oz) and 4,106kg (132,000oz). To ensure longer term viability, a rationalisation exercise was conducted resulting in lower volumes, a smaller underground footprint and reduced resources.
These initiatives are expected to return the mine to profitability.
Despite lower production and the impact of inflation, total unit cash costs are expected to remain largely unchanged between
$804/oz and $829/oz.
Capital expenditure of R166m ($22m) will be spent mostly on Ore Reserve development, with the remainder earmarked for stay-in-business projects.

Kopanang
Description
Kopanang adjoins Great Noligwa and is located close to the town of Orkney on the Free State side of the Vaal River. The major reef mined at Kopanang is the Vaal Reef, while the secondary Crystalkop Reef is mined on a smaller scale. Mining operations are conducted at depths ranging from 1,280m to 2,240m.
The Kopanang operation comprises a single shaft system. Given the geologically complex orebody occurring at Kopanang, a scattered mining method is used with the orebody being accessed mainly by footwall tunnelling raised on the dip of the reef and stoped on-strike. Kopanang has a gold processing plant employing both conventional semi-autogenous grinding and carbon-in-pulp (CIP) technology. There are two streams of ore into the plant, one of which is mainly Vaal Reef ore while the other is fed exclusively by Ventersdorp Contact Reef ore from Tau Lekoa.
As the ore mined at Kopanang also contains uranium as a by-product, about 40% of the Vaal Reef ore mined here is sent to the gold plant at Great Noligwa for uranium extraction.
Key statistics
Kopanang
2009
2008
2007
Pay limit
(oz/t)
0.40
0.32
0.36
(g/t)
13.85
11.07
12.18
Recovered grade
(oz/t)
0.197
0.199
0.211
(g/t)
6.74
6.82
7.24
Gold production
(000oz)
336
362
418
Total cash costs
($/oz)
406
348
307
Total production costs
($/oz)
586
492
393
Capital expenditure
($m)
58
47
52
Total number of employees
6,059
6,031
5,935
Employees
5,612
5,620
5,470
Contractors
447
411
465
AngloGold Ashanti Annual Financial Statements 2009
Review of operations
P
56
418
07
08
09
Gold production
(000oz)
362
336
307
07
08
09
Total cash cost
($/oz)
348
406
52
07
08
09
Capital expenditure
($m)
47
58
5,935
07
08
09
Total number of employees*
6,031
6,059
* Including contractors

AngloGold Ashanti Annual Financial Statements 2009
P

Safety
There was one fatality at Kopanang in 2009, the result of a fall of ground related accident (2008: 2). The overall safety performance improved during the year with an LTIFR of 11.46 per million hours worked (2008: 12.86), and a FIFR of 0.07 per million hours worked (2008: 0.14). The mine achieved two significant safety milestones in 2009: 1.5 million fatality-free shifts in March 2009 and 750,000 fatality-free shifts in November 2009. Kopanang ended the year at 954,410 fatality-free shifts.
Mitigation strategies were implemented to improve safety performance, to ameliorate risks associated with falls of ground and to improve support standards used in development, horizontal transport and cooling of the work environment.
Kopanang won the Safety Shield; Horizontal Transport and Vertical Transport competitions.
The mine retained its OHSAS 18001:2007 certification.
Operating performance
Gold production fell to 10,481kg (336,000oz) in 2009, 7% less than the previous year. An 8% decline in volumes mined was the major contributor to the decline. Safety-related work stoppages, complex geological structures and insufficient available face length all contributed to the lower volumes.
Unit total cash costs increased to R107,580/kg ($406/oz). This was as a result of lower production as well as inflationary pressures on wages and power tariffs.
The capital expenditure totalled R486m ($58m) for the year compared to R391m ($47m) in 2008. This expenditure related mainly to Ore Reserve development and stay-in-business capital for infrastructure upgrades.
Growth prospects
Four brownfield projects have been identified which could extend the life of Kopanang: Gencor 1 East extension, Crystalkop
Reef, the shaft fault area and the ground below current infrastructure on 68 Level.
Outlook
Gold production outlook for 2010 is forecast at between 11,041kg (355,000oz) and 11,539kg (371,000oz) with total cash costs estimated to be between $466/oz and $481/oz. The higher production output relates to an overall increase in yield which is expected to average 6.9g/t.
Capital expenditure of R460m ($60m) will be spent on Ore Reserve development to improve and create mining flexibility, as well as stay-in-business capital related to the Kopanang plant.

67
07
08
09
Gold production
(000oz)
192
247
668
07
08
09
Total cash cost
($/oz)
379
424
89
07
08
09
Capital expenditure
($m)
89
104
3,534
07
08
09
Total number of employees*
4,737
6,069
* Including contractors
Moab Khotsong
Description
Moab Khotsong, which began commercial production in January 2006, is located south and south-east of Great Noligwa and
Kopanang in the Free State province. The mine was developed principally to exploit the Vaal Reef. The first phase of this operation included development of a main shaft system, a subsidiary ventilation shaft and three main production levels between 2,600m and 3,054m below surface. The SV4 section transferred from Great Noligwa in 2008 and renamed Top Mine, was included in Moab Khotsong’s 2009 results.
Given the known geological complexity of the Vaal Reef, a scattered mining method is employed with haulages, cross cuts and raises pre-developed in a grid system.
Key statistics
Moab Khotsong
2009
2008
2007
Pay limit
(oz/t)
0.60
0.69
1.52
(g/t)
20.57
23.51
52.12
Recovered grade
(oz/t)
0.273
0.271
0.232
(g/t)
9.36
9.31
7.94
Gold production
(000oz)
247
192
67
Total cash costs
($/oz)
424
379
668
Total production costs
($/oz)
737
632
1,234
Capital expenditure
($m)
104
89
89
Total number of employees
6,069
4,737
3,534
Employees
4,334
2,914
1,986
Contractors
1,735
1,823
1,548
AngloGold Ashanti Annual Financial Statements 2009
Review of operations
P

AngloGold Ashanti Annual Financial Statements 2009
P

Safety
The safety performance at Moab Khotsong deteriorated in 2009. Consequently, four fatalities were recorded during the year, three as a result of falls-of-ground and the other a backfill accident. The LTIFR was 14.16 per million hours worked
(2008: 11.98) and the FIFR per million hours worked, 0.29 (2008: 0.08). A safety audit of the entire operation was conducted by external and internal auditors to measure compliance with stoping, and development support standards, as well as the operation of trucks, tramming and explosive controls. The results of these audits were applied to make improvements.
Encouragingly, the mine achieved 500,000 fatality free shifts in September 2009, 750,000 fatality-free shifts in November 2009 and ended the year with 907,376 fatality free shifts.
The 5-TEEN process was implemented to monitor the worst 15% of safety performers. Additional training was provided to refocus attention on the prevention of accidents and the importance of working to established safety standards. Quarterly safety presentations were also held to reinforce overall compliance with group-wide safety protocols. By year-end, all employees had received risk assessment training.
Moab Khotsong received eight Section 54 directives from the Department of Mineral Resources during the course of the year, resulting in the loss of 26 production shifts. The mine successfully completed part one of the OHSAS first advance assessment in January 2009 with the second part conducted in July 2009. The mine also successfully maintained its ISO 14001 certification after a re-assessment audit was conducted by DQS during July 2009.
Operating performance
Great Noligwa’s SV4 section was incorporated into Moab Khotsong as the Top Mine from July 2008 and combined with a ramp-up in Middle Mine production resulted in a 29% increase in production to 7,686kg (247,000oz).
The grades mined increased by 1% to 9.36g/t and volumes treated increased by 28%, due mainly to the Top Mine’s inclusion as well as ramp-up activities in the Middle Mine. Production was, however, hampered by safety, and mining, related stoppages and unexpected geological occurrences which affected production at the Middle Mine. The latest geological modelling indicates that more Ore Reserve development will be necessary to access the orebody.
Total unit cash costs increased by 9% to R111,662/kg ($424/oz) due to higher labour and power costs, partially offset by higher production.
Capital expenditure for the year totalled R874m ($104m), mainly spent on Ore Reserve development with the balance being stay-in-business capital and project Zaaiplaats.
Growth prospects
The feasibility study for the optimal extraction of the orebody within the lower mine area of Moab Khotsong, beneath the farm
Zaaiplaats, is complete. The project extends the mine’s life and involves its deepening from 101 to 115 level. This project is estimated to access 160,000kg (5.14Moz) with an estimated capital expenditure of R8bn and is expected to go to the board for approval during 2010 and a development start date in 2011.
Outlook
Production in 2010 is projected be between 8,398kg (270,000oz) and 8,771kg (282,000oz), at a total cash costs of between
$577/oz and $595/oz. The major reason for the increased cost relates to the further build up of labour in anticipation of higher production levels, increases in power tariffs and the payment of royalties due to begin in 2010.
Capital expenditure of R864m ($112m) is planned to be spent mostly on Ore Reserve development with the remainder designated for stay-in-business expenditure and exploration drilling.

Tau Lekoa
Description
Tau Lekoa is one of four mining operations in the Vaal River area. It is close to the town of Orkney on the North West Province side of the Vaal River. Unlike the other Vaal River operations, the major reef mined at Tau Lekoa is the Ventersdorp Contact
Reef. Mining operations are conducted at depths ranging from 800m to 1,743m, making this one of the shallower AngloGold
Ashanti mines in South Africa.
The Tau Lekoa operation comprises a twin-shaft system. Because of its geologically complex orebody, a scattered mining method is used at Tau Lekoa with the orebody being accessed via footwall tunnelling. Stoping takes place on strike. There are currently seven shaft levels with an average of 70 panels in operation. Tau Lekoa employs hydro-power as its primary source of energy.
Ore mined at Tau Lekoa is processed and treated in preparation for gold extraction at the Kopanang gold plant.
On 17 February 2009, AngloGold Ashanti announced that it had agreed to sell, with effect from 1 January 2010, the Tau Lekoa mine, together with the adjacent Weltevreden, Jonkerskraal and Goedgenoeg project areas, to Simmer & Jack Mines Limited
(Simmers). On 25 November 2009, AngloGold Ashanti announced that the closing of the sale may be delayed pending approval by the South African Department of Mineral Resources (DMR) of the transfer of the applicable mining rights, the only remaining condition to the sale. AngloGold Ashanti and Simmers have subsequently agreed to extend the deadline for the completion of the transaction from 31 March 2010 to 30 September 2010, to allow for a further possible delay in closing pending the approval of the DMR. Closing of the transaction is anticipated to occur before 30 September 2010.
Key statistics
Tau Lekoa
2009
2008
2007
Pay limit
(oz/t)
0.21
0.17
0.16
(g/t)
7.27
5.70
5.39
Recovered grade
(oz/t)
0.097
0.104
0.106
(g/t)
3.32
3.58
3.62
Gold production
(000oz)
124
143
165
Total cash costs
($/oz)
718
533
474
Total production costs
($/oz)
749
658
622
Capital expenditure
($m)
17
18
16
Total number of employees
3,114
3,034
2,851
Employees
2,700
2,650
2,506
Contractors
414
384
345
AngloGold Ashanti Annual Financial Statements 2009
Review of operations
P
60
165
07
08
09
Gold production
(000oz)
143
124
474
07
08
09
Total cash cost
($/oz)
533
718
16
07
08
09
Capital expenditure
($m)
18
17
2,851
07
08
09
Total number of employees*
3,034
3,114
* Including contractors

AngloGold Ashanti Annual Financial Statements 2009
P

Safety
There were two fatalities at Tau Lekoa (2008: 0), one caused by a locomotive accident and the other a seismic fall of ground.
Consequently, the FIFR per million hours worked deteriorated to 0.25 while the LTIFR improved to 15.68 per million hours worked
(2008: 16.57). The mine achieved a million fatality-free shifts on 3 February 2009 for the first time ever in its
24-year history.
Tau Lekoa continued with its “Pathway to Success” campaign to enhance safety performance with an emphasis on AngloGold
Ashanti’s four key strategic safety areas.
Seven Section 54 directives were issued by the DMR, each lasting two days. Section 54 of South Africa’s Mine Health and
Safety Amendment Act 2008 orders the closure of a shaft or mining area deemed unsafe. These stoppages related to various factors including appropriate entry examinations for miners, temporary and permanent support standards, signalling devices and geological features.
Tau Lekoa retained its OHSAS 18001 and ISO 14001 certification.
Operating performance
Gold production declined by 13% to 3,852kg (124,000oz) in 2009. This was largely attributable to grade recovery which decreased to 3.32 g/t, a consequence of mining activities being focused towards the lower grade boundary.
Total cash costs rose by 36% to R191,184/kg ($718/oz). This was mainly attributable to the lower production as well as inflationary pressures on wages and consumables.
Capital expenditure for the year totalled R142m ($17m), primarily spent on Ore Reserve development with the balance on stay-
in-business projects, such as dyke access, to stabilise and support development.
Outlook
Tau Lekoa is an asset held for sale. The AngloGold Ashanti one year forecast does not include an outlook for Tau Lekoa.

Vaal River Surface
Description
The resources of AngloGold Ashanti South Africa’s surface operation include the waste rock dumps and tailings storage facilities.
Dedicated surface-source treatment plants together with spare capacity at the primary gold plants in the area are used to treat material from the waste rock dumps and tailings storage facilities. These dedicated surface plants are the Mispah Gold Plant, which treats material from the Great Noligwa waste rock dump, and the East Gold Acid & Float Plant which treats material from the sulphur pay dam.
As at 31 December 2009, surface Mineral Resource totalled 2.1Moz of gold and Ore Reserve 1.9Moz.
Key statistics
Surface operations
2009
2008
2007
Pay limit
(oz/t)
0.007
0.007
0.008
(g/t)
0.225
0.206
0.245
Recovered grade
(oz/t)
0.015
0.011
0.014
(g/t)
0.53
0.36
0.49
Gold production
(000oz)
164
92
125
Total cash costs
($/oz)
341
440
305
Total production costs
($/oz)
355
469
333
Capital expenditure
($m)
3
1
1
Total number of employees
234
234
222
Employees
228
227
211
Contractors
6
7
11
AngloGold Ashanti Annual Financial Statements 2009
Review of operations
P
62
125
07
08
09
Gold production (000oz)
92
164
305
07
08
09
Total cash cost ($/oz)
440
341
1
07
08
09
Capital expenditure ($m)
1
3
222
07
08
09
Total number of employees*
234
234
* Including contractors

AngloGold Ashanti Annual Financial Statements 2009
P

Safety
The LTIFR increased during the year from 1.18 per million hours worked in 2008 to 1.73 in 2009. OHSAS 18001 and
ISO 14001 re-certifications were obtained during 2009.
A total of 307 “white flag days” was achieved during 2009. A white flag day signifies an injury-free, 24-hour period on an individual operation. Six plants achieved more that 200 consecutive white flag days. Ten plants have currently achieved more than the benchmark of 31 consecutive white flag days.
The principles of the “It’s OK to Stop’’ working in a workplace considered unsafe were communicated to all employees of the division during the year. Work was stopped 34 times.
Operating performance
Gold production increased by 78% to 5,092kg (164,000oz). Reduced reef deliveries from the mines, as well as the decision to operate the plant over public holidays, resulted in greater volumes of waste rock being treated.
Total cash costs decreased by 23% to R89,867/kg ($341/oz), mainly a result of the increased production. This was partially offset by inflationary pressures on labour, consumables and power.
Capital expenditure for the year at the surface operations totalled R21m ($3m), spent mostly on stay-in-business projects.
Outlook
Production at surface sources is projected to be between 4,541kg (146,000oz) and 4,852kg (156,000oz) at a total cash cost of between $524/oz and $540/oz.
Capital expenditure of R33m ($4m) is expected to be spent mainly on stay-in-business projects.

587
07
08
09
Gold production
(000oz)
600
520
264
07
08
09
Total cash cost
($/oz)
249
329
86
07
08
09
Capital expenditure
($m)
86
109
5,561
07
08
09
Total number of employees*
5,685
6,029
* Including contractors
West Wits
The Mponeng, Savuka and TauTona mines are situated on the West Wits Line, near the town of Merafong (formerly
Carletonville), straddling the border of Gauteng and North West Province. Mponeng has its own gold processing plant, while the Savuka and TauTona operations share a plant.
Together the West Wits operations produced 23,883kg (768,000oz) of gold, equivalent to 42% of the Southern Africa region’s production and 17% of group production.
Mponeng
Description
Mponeng is situated between the towns of Merafong and Fochville on the border between Gauteng and North West Province, southwest of Johannesburg. The mine exploits the Ventersdorp Contact Reef (VCR) at depths varying between 2,400m and
3,600m below surface, where a sequential grid mining method is employed. Access to the reef is from the main haulage and return airway development, with cross-cuts developed every 212m to the reef horizon. Raises are then developed on-reef to the level immediately above and the reef is stoped-out on strike.
The Mponeng lease area is constrained to the north by the TauTona and Savuka mines, to the east by Gold Fields Limited’s
Driefontein mine and to the west by Harmony Gold Mining Company Limited’s Elandsrand mine. No mining takes place to the south.
Mponeng comprises a twin-shaft system housing two vertical shafts and two service shafts. Ore is treated and smelted at the mine’s gold plant which has a monthly capacity of 160,000t. The plant uses two semi-autogenous (SAG) mills to process the ore and the gold is extracted by means of carbon-in-pulp (CIP) technology.
Key statistics
Mponeng
2009
2008
2007
Pay limit
(oz/t)
0.25
0.22
0.23
(g/t)
8.53
7.61
7.83
Recovered grade
(oz/t)
0.253
0.292
0.277
(g/t)
8.66
10.02
9.50
Gold production
(000oz)
520
600
587
Total cash costs
($/oz)
329
249
264
Total production costs
($/oz)
399
323
348
Capital expenditure
($m)
109
86
86
Total number of employees
6,029
5,685
5,561
Employees
5,926
5,482
5,126
Contractors
103
203
435
AngloGold Ashanti Annual Financial Statements 2009
Review of operations
P

AngloGold Ashanti Annual Financial Statements 2009
P

Safety
There were three fatalities at Mponeng during the year (2008: 2), one caused by a locomotive accident, the second by a fall of ground and the third a snatch-block incident. The FIFR for the year was 0.20 per million hours worked (2008: 0.14) and the
LTIFR 11.44 (2008: 11.44).
The mine embarked on a number of parallel safety initiatives in 2009, including “Goldsafe days”; team-based processes; mass open-air meetings; monthly miner, artisan, team leader and safety representative meetings; and the ongoing reinforcement of the “It’s OK to Stop” principle to all employees.
Mponeng was closed twice after the issue of Section 54 directives by the DMR. In both cases, the mine was re-opened after three days following close consultation between management and the DMR.
Occupational health and safety assessments for OHSAS 18001 certification were conducted in January and July 2009, with
Mponeng retaining accreditation on both occasions.
Operating performance
Mponeng’s gold production decreased by 13% to 16,159kg (520,000oz) in 2009. A 14% decline in grade contributed to the lower output and resulted from the variability of VCR grade, changes to the mining mix and a 4% reduction in face length.
Total cash costs rose by 33% to R86,928/kg ($329/oz) as a result of lower gold production and the impact of inflation on power, labour, support and stores. In addition, Mponeng utilised excess labour from Savuka for backlog equipping, following the seismic incident during May 2009.
Total capital expenditure for the year totalled R912m ($109m) and was primarily spent on the VCR below 120 project
R502m ($60m). In addition, capital of R299m ($36m) was spent on Ore Reserve development and R111m ($13m) on stay-
in-business activities.
Growth projects
Carbon Leader Reef Project below 120: This project involves accessing the Carbon Leader Reef (CLR) about 900m below the VCR which is currently being mined. It will also access the VCR below the current infrastructure on levels 126 to 141.
Further work on this project is ongoing and was not presented for formal approval to the board in July 2009 as previously reported, as additional geological drilling was required to upgrade the resource.
The estimated capital expenditure for this project has increased to R17bn and production forecasts increased to around
14Moz of gold with the inclusion of the VCR area below 126 level into this project. The project is to be presented to the board for approval in November 2010 and if approved, development could begin in June 2011.
Ventersdorp Contact Reef (VCR) below 120 Project: Development is ahead of schedule and in line with the project plan.
Ongoing progress on this project resulted in Mponeng becoming the deepest mine in the world in January 2009. The estimated completion date for the project is 2013 with full production planned for 2015. The project is anticipated to recover
2.87Moz of gold at a cost of R2.03bn ($250m).
Outlook
Production at Mponeng is forecast to be between 16,081kg (517,000oz) and 16,734kg (538,000oz) at a total cash cost of between $400/oz and $413/oz.
Capital expenditure in 2010 is estimated at R864m ($112m), with R440m ($57m) designated for growth, including the VCR
Below 120 project, and the balance for stay-in-business and Ore Reserve development activities.

Savuka
Description
Savuka is situated on the West Wits line in the province of Gauteng, approximately 70km southwest of Johannesburg, and lies close to the town of Merafong in North West Province. This operation currently extracts both the Carbon Leader Reef
(CLR) at between 3,137m and 3,457m below surface and the Ventersdorp Contact Reef (VCR) at 1,808m below surface.
The Savuka lease area is constrained to the north and northwest by DRDGOLD Limited’s Blyvooruitzicht Mine, to the east by
TauTona, to the west by Harmony’s Elandsrand mine and to the south by Mponeng.
Key statistics
Savuka
2009
2008
2007
Pay limit
(oz/t)
0.78
0.43
0.40
(g/t)
26.74
14.91
13.72
Recovered grade
(oz/t)
0.159
0.183
0.195
(g/t)
5.45
6.28
6.69
Gold production
(000oz)
30
66
73
Total cash costs
($/oz)
1,115
411
403
Total production costs
($/oz)
1,387
518
476
Capital expenditure
($m)
13
11
9
Total number of employees
1,054
1,224
1,143
Employees
1,019
1,179
1,063
Contractors
35
45
80
Safety
There was one fatality during the year as a result of seismic activity (2008: 1). The FIFR increased year-on-year to 0.40 per million hours worked (2008: 0.33), while there was an encouraging improvement in the LTIFR to 7.62 per million hours worked in 2009 (2008: 15.20).
Following the fatal accident, the mine received one Section 54 directive which was lifted three days later.
AngloGold Ashanti Annual Financial Statements 2009
Review of operations
P
66
73
07
08
09
Gold production (000oz)
66
30
403
07
08
09
Total cash cost ($/oz)
411
1,115
9
07
08
09
Capital expenditure ($m)
11
13
1,143
07
08
09
Total number of employees*
1,224
1,054
* Including contractors

AngloGold Ashanti Annual Financial Statements 2009
P

The mine continued with the implementation of the parallel safety initiatives which commenced in 2008, including “Goldsafe”
days; team-based processes; mass open air meetings; and monthly miner, artisan, team leader and safety representative meetings. Savuka also participated in the successful rollout of the “It’s OK to Stop” campaign. In addition, various internal safety audits were conducted to enable management to address and mitigate the risks identified in the process.
OHSAS 18001 assessments were conducted in January and July 2009, with Savuka retaining its certification on both occasions.
Operating performance
Savuka’s operations for the year were severely hampered by a seismic event in May 2009 which resulted in production being suspended for the remainder of the year. As a consequence, gold output declined by 55% to 924kg (30,000oz) in 2009.
Total cash costs rose by 177% to R295,800/kg ($1,115/oz), due primarily to the decrease in production and repairs to damaged underground infrastructure. An insurance claim, which includes normal business interruption and material damage, has been lodged and is expected to be processed in 2010. Savuka produced 432kg (14,000oz) at a total cash cost of
R143,876/kg ($452/oz) during the first quarter of 2009, the last quarter of full production before the seismic event occurred.
Capital expenditure increased by 20% to R107m ($13m), with R61m ($7m) allocated to stay-in-business expenditure, including the seismic incident-related expenses of R35m ($4m) and R46m ($6m) to Ore Reserve development.
Growth projects
Once access to the CLR horizon has been re-established in the second quarter of 2010, exploration and drilling programmes will continue to determine the extent and accessibility of the extensive resource to the west of current mining activities and to identify potential mining prospects.
Outlook
Following the seismic incident, it is anticipated that normal production will resume by May 2010. While rehabilitation work is progressing according to plan, production and costs will continue to be affected for a large part of 2010. However, whilst production is expected to start increasing from the fourth quarter of 2010, the operation is expected to return to normal throughput levels in 2011.
Production at Savuka is forecast to be between 1,058kg (34,000oz) and 1,120kg (36,000oz) at a total cash cost of between
$1,190/oz and $1,227/oz in 2010. Capital expenditure of R97m ($13m) is planned for Ore Reserve development and continuing rehabilitation.

TauTona
Description
TauTona lies on the West Wits line, just south of Merafong in North West Province and about 70km southwest of
Johannesburg. Mining at TauTona takes place at depths ranging from 1,850m to 3,450m. The mine has a three-shaft system and is in the process of converting from longwall mining to scattered grid mining. TauTona consists of a main shaft system supported by secondary and tertiary shafts.
TauTona shares a processing plant with Savuka, which currently has a modularised monthly capacity of 180,000t. The plant uses conventional milling to crush the ore and a CIP plant to treat the ore. Once the carbon has been removed from the ore it is transported to the gold plant at Mponeng for elution electro-winning, smelting and the final recovery of the gold.
Key statistics
TauTona
2009
2008
2007
Pay limit
(oz/t)
0.74
0.44
0.40
(g/t)
25.33
15.05
16.11
Recovered grade*
(oz/t)
0.213
0.253
0.282
(g/t)
7.29
8.66
9.67
Gold production
(000oz)
218
314
409
Total cash costs
($/oz)
559
374
317
Total production costs
($/oz)
797
509
464
Capital expenditure
($m)
57
60
71
Total number of employees
4,293
4,623
4,992
Employees
3,842
3,849
4,160
Contractors
451
774
832
* Underground operations
AngloGold Ashanti Annual Financial Statements 2009
Review of operations
P
68
409
07
08
09
Gold production (000oz)
314
218
317
07
08
09
Total cash cost ($/oz)
374
559
71
07
08
09
Capital expenditure ($m)
60
57
4,992
07
08
09
Total number of employees*
4,623
4,293
* Including contractors

AngloGold Ashanti Annual Financial Statements 2009
P

Safety
One fatality occurred at TauTona during the year (2008: 4), which was the result of a shaft accident. The FIFR per million hours worked decreased to 0.10 from 0.35 in 2008, while the LTIFR per million hours worked improved to 13.04 from 13.46 in 2008.
TauTona has implemented measures such as the “5-TEEN” campaign and adopted the Mining Industry Occupational Safety and Health (MOSH) system to enhance safety performance at the mine. Operationally, the mine upgraded infrastructure and changed from longwall mining to sequential grid mining to address safety considerations.
The mine continued with the implementation of the parallel safety initiatives begun in 2008, including, among others, the ongoing rollout of the “It’s OK to Stop” principle to all employees, the “White Flag Day” drive, the “Laduma for Safety”
campaign and wellness days. During October, management completed a full risk assessment of the entire shaft system and emergency escape routes to neighbouring Mponeng and Savuka mines. All escape routes were declared safe and found to be in order. Emergency escape and refuge bay procedures were updated.
TauTona has demonstrated continued improvements regarding OHSAS 18001 and maintained its certification following audits conducted in January and September 2009.
TauTona also achieved one year free of fatalities caused by falls of ground and was the winner of the AngloGold Ashanti fall-of-ground competition.
Operating performance
Production at TauTona for 2009 was affected largely by closure of the shaft due to a risk assessment of the entire shaft system and emergency escape routes in October 2009. This resulted in the cessation of production activities until January 2010 while underground infrastructure was inspected and repaired where necessary. As a consequence, gold production declined by
30% to 6,800kg (218,000oz) compared with 9,769kg (314,000oz) in 2008. In addition, the decision to stop mining the Carbon
Leader Reef shaft pillar before its scheduled conclusion and the suspension of mining at two longwalls, owing to the geological nature of the area, contributed further to the decline.
Total cash costs increased to R147,668/kg ($559/oz) from R97,483/kg ($374/oz) in 2008 as a result of reduced production and inflationary pressures on wages, power and consumable costs.
Capital expenditure for the year was R479m ($57m). Of this, R336m ($40m) was spent on Ore Reserve development and
R143m ($17m) on stay-in-business activities which included shaft rehabilitation expenditure.
Growth prospects
CLR Below 120 level project: The project scope has been revised and now entails the development of a single decline to
123 level to access 250,000oz of gold. If approved by the board in November 2010, development will commence in 2011, with first production in 2015. The total estimated capital expenditure for the revised project is R600m.
Outlook
Production in 2010 is projected to be between 8,460kg (272,000oz) and 8,833kg (284,000oz), with the mine expected to be back to full production by the second quarter of 2010. Total cash costs of between $627/oz and $647/oz are forecast.
Capital expenditure totalling R523m ($68m) is planned for 2010 and will be spent mainly on Ore Reserve development and stay-in-business projects.

Namibia
AngloGold Ashanti has one mining operation in Namibia, Navachab, which produced 65,000oz of gold in 2009, equivalent to
3% of the Southern Africa region’s production and 1% of group production.
For information on the regulatory environment and licence to operate in Namibia, refer to the section entitled Regulatory environment enabling AngloGold Ashanti to mine on page 142 of this report.
Navachab
Description
Navachab Gold Mine is situated near the town of Karibib, some 170km northwest of the capital Windhoek, and 171km inland on the southwest coast of Africa. Navachab, which began operations in 1989, is an open-pit mine with a processing plant which includes mills, carbon-in-pulp and electro-winning facilities, with a monthly capacity of 120,000t.
Key statistics
Navachab
2009
2008
2007
Pay limit
(oz/t)
0.05
0.04
0.04
(g/t)
1.55
1.29
1.22
Recovered grade
(oz/t)
0.046
0.042
0.046
(g/t)
1.58
1.43
1.56
Gold production
(000oz)
65
68
80
Total cash costs
($/oz)
622
534
419
Total production costs
($/oz)
663
601
479
Capital expenditure
($m)
20
12
6
Total number of employees
578
482
409
Employees
578
482
409
Contractors
–
–
–
AngloGold Ashanti Annual Financial Statements 2009
Review of operations
P
70
80
07
08
09
Gold production (000oz)
68
65
Total cash cost ($/oz)
419
07
08
09
534
622
6
07
08
09
Capital expenditure ($m)
12
20
409
07
08
09
Total number of employees
482
578

AngloGold Ashanti Annual Financial Statements 2009
P

Safety
Navachab experienced its first fatal accident since the start of operations when a drill-rig operator was fatally injured in a tramming accident on 2 June 2009. Contractor drilling operations were halted for a month to ensure all risk and safety aspects of the operation were thoroughly addressed. As a result of the review, drilling contractors will be required to use only rigs with enclosed cabs to prevent a reoccurrence of this incident. Two safety interventions involving the entire workforce were held during the year to ensure improved performance.
The FIFR for 2009 was 0.67 per million hours worked (2008: 0) with an LTIFR for the year of 2.02 (2008: 0).
OHSAS 18001 assessments were conducted in July and December 2009, with Navachab retaining its certification on both occasions.
Operating performance
Gold production at Navachab declined by 4% to 65,000oz in 2009. The decline in production was a result of the 14% decrease in tonnes treated, caused by harder footwall material.
Unit cash costs rose 16% to $622/oz as a result of higher labour, power costs and rising contractor fees. This was compounded by the decline in gold production.
Capital expenditure for the year totalled $20m, with $12m spent on construction of the dense media separation (DMS) plant and $2m on exploration. The balance was allocated to stay-in-business expenditure, including work on the filtration plant;
upgrades of heavy mining equipment; the construction of new housing to accommodate half of the workforce; acquisition of two new drill rigs; a stand-by generator, and a storage area network information technology system.
Growth prospects
Construction of the DMS plant remained on schedule and the training of operators was completed. Commissioning of the plant is scheduled for the first quarter of 2010, and will result in improved production by increasing grade.
Long-lead items for the filtration plant were ordered in 2009 and construction of the new filtration plant will begin in 2010 to provide the second tailings storage facility (TSF) ahead of 2011, when the existing TSF is due to reach capacity. The filtration plant will ensure cost savings on detoxification chemicals and will allow for the additional recovery of water from the plant. The plant will also negate the inherent safety, health and environment risks associated with a TSF.
Optimisation work on the western pushback continues in order to maintain annual gold production of between 100,000oz to
120,000oz. Evaluation of a further expansion to add 700,000oz of gold to reserves is at the scoping stage. The exploration strategy has also been adjusted to optimise the sequence of mining.
Outlook
Gold production for 2010 is expected to increase to between 96,000oz and 100,000oz with total cash costs of between
$600/oz and $628/oz. This significant increase in production of 48% will be mostly attributable to the improved grade at the
DMS plant.
Capital expenditure of $18m is forecast for 2010, of which $3m relates to commissioning of the DMS plant, $2m for exploration and a further $13m to stay-in-business expenditure. The latter will be spent primarily on the filtration plant and heavy mining equipment.
Community and environment
ISO 14001 environmental certification was maintained during the year. Another important milestone for the operation was passed in November 2009, when Navachab achieved compliance with the Cyanide Code. Formal notification is awaited from the Code Secretariat.

AngloGold Ashanti Annual Financial Statements 2009
Review of operations
P
72
Continental Africa
AngloGold Ashanti has seven mining operations in its Continental Africa region:
• Iduapriem and Obuasi in Ghana
• Siguiri in Guinea
• Morila, Sadiola and Yatela in Mali
• Geita in Tanzania
Ghana
Iduapriem      190,000oz
Obuasi
381,000oz
N
Tanzania
Geita     272,000oz
Saudi
Arabia
Egypt
Gabon
Guinea
Siguiri 316,000oz (85%)
Mali
Morila 137,000oz (40%)
Sadiola    135,000oz (41%)
Yatela       89,000oz (40%)
DRC
Mongbwalu
Operations
Exploration
New exploration
Locations on maps are for indication purposes only.
Podcast available at www.aga-reports.com/09/podcasts.htm
Richard Duffy, Executive Vice President – Continental Africa, discusses
AngloGold Ashanti’s operations in Continental Africa

AngloGold Ashanti Annual Financial Statements 2009
P

Combined production from these operations declined by 3% to 1.52Moz of gold in 2009, equivalent to 33% of group production. In all, they employed 14,689 people, including contractors, 473 less than in 2008. Total attributable capital expenditure for the region was $178m, a decrease of 29% on the $250m spent in 2008. The bulk of this was spent at the
Ghanaian operations, and at Obuasi in particular.
The Mineral Resource in Continental Africa, attributable to AngloGold Ashanti, totalled 67.39Moz at year-end, including an attributable Ore Reserve of 26.15Moz.
In addition, AngloGold Ashanti has had an active greenfields exploration programme in the Democratic Republic of the Congo
(DRC), with the most promising prospects being the Mongbwalu concession and the Kibali joint venture with Randgold
Resources and the DRC government. This is in addition to the brownfields exploration being conducted in and around its existing operations. For further information on the group’s exploration programme in Continental Africa, see the Global
Exploration section of this report.
Obuasi
8%
Siguiri
7%
Geita
6%
Iduapriem
4%
Sadiola
3%
Morila
3%
Yatela
2%
Rest of AngloGold Ashanti
67%
Contribution to group production
176
07
08
09
Attributable capital expenditure ($m)
250
178
$178
m
15,307
07
08
09
Total number of employees*
15,162
14,689
* Including contractors
14,689
423
07
08
09
Total cash costs ($/oz)
544
608
$608
/oz
Continental Africa – key data
1,575
07
08
09
Attributable gold production (000oz)
1,562
1,520
1.5
Moz

AngloGold Ashanti Annual Financial Statements 2009
Review of operations
P
74
Ghana
For information on the regulatory environment and licence to operate in Ghana, refer to the section entitled Regulatory environment enabling AngloGold Ashanti to mine on page 142 of this report.
Iduapriem
Description
The Iduapriem mine, wholly owned by AngloGold Ashanti since September 2007, comprises the Iduapriem and Teberebie properties. The Iduapriem mine is situated in the western region of Ghana, some 70km north of the coastal city of Takoradi and
10km southwest of Tarkwa. Iduapriem is an open-pit mine and its processing facilities include a carbon-in-pulp (CIP) plant.
Key statistics
Iduapriem
2009
2008
2007
Pay limits
(oz/t)
0.04
0.04
0.06
(g/t)
1.45
1.43
1.66
Recovered grade
(oz/t)
0.050
0.051
0.054
(g/t)
1.72
1.76
1.85
Gold production
– 100%
(000oz)
190
200
185
– Attributable
190
200
167
#
Total cash costs
($/oz)
516
525
373
Total production costs
($/oz)
579
611
495
Capital expenditure
– 100%
($m)
28
54
24
– Attributable
28
54
23
#
Total number of employees
1,447
1,780
1,323
Employees
727
732
721
Contractors
720
1,048
602
# 100% effective 1 September 2007. Prior to this date the effective holding was 85%
Safety
The LTIFR of 1.32 per million hours worked improved from the 1.63 reported in 2008. Iduapriem maintained its OHSAS 18001 certification after a successful surveillance audit in January 2009. Safety interventions initiated in 2009 included additional risk assessment training, safety leadership training, near-miss reporting, the introduction of management-led safety observation tours and the promotion of an interdependent safety culture.
167
07
08
09
Attributable gold production (000oz)
200
190
373
07
08
09
Total cash cost ($/oz)
525
516
23
07
08
09
Attributable capital expenditure ($m)
54
28
1,323
07
08
09
Total number of employees*
1,780
1,447
* Including contractors

AngloGold Ashanti Annual Financial Statements 2009
P

Operating performance
Gold production declined 5% to 190,000oz in 2009. This was mainly a result of downtime associated with the breakdown of the SAG2 mill, as well as flooding of the Block 7 and 8 pits, after excessive rainfall. This was countered by the commissioning of a new crusher plant at Teberebie, the addition of a second ball mill and a new thickener which contributed positively to production.
The grade mined declined by 2% as flooding in the pits limited access to certain high-grade areas. Plant recoveries improved by 2%, mainly as a result of the installation of a multi-mix, oxygen-injection system and an upgraded oxygen plant.
The expansion project to increase annual plant capacity to 4.3Mt was commissioned at the end of April 2009.
Total cash costs fell 2% from the previous year to $516/oz, a result of decreases in power tariffs and the price of fuel.
The benefits of these price declines were partly offset by an increase in mining contractor costs, which was a consequence of higher volumes of waste mined.
Total capital expenditure for the year was $28m, including $14m on the plant expansion and $2m on the Ajopa project. Ajopa contains an estimated mineable reserve of 4.4Mt at a grade of 2.07g/t, equivalent to around 290,000oz of gold. This project is expected to yield approximately 276,000oz over 24 months. Stay-in-business capital for the year amounted to $12m.
Growth prospects
While the mine has limited growth prospects on surface, the recent surge in the gold price has led to renewed interest in evaluating the considerable low-grade resources in the Tarkwaian conglomerates that extend below the economic limits of the existing pits. Work is currently under way to determine if there is an economic resource sufficient to support underground mining.
Outlook
Production at Iduapriem in 2010 is projected to be between 211,000oz and 223,000oz. Total cash costs are estimated to be between $549/oz and $585/oz. Capital expenditure of $31m is planned to be spent primarily on the completion of the Ajopa project and stay-in-business projects, including a new tailings storage facility. Following discussions with the Environmental
Protection Agency in Ghana, in relation to potentially adverse environmental impacts from the current tailings facility, operations have been temporarily suspended from 19 February 2010. It is however expected that a significant portion of the annual production will be recovered over the course of the year.
Community and environment
Community and environmental concerns remain priorities at Iduapriem, especially regarding the relocation of villages and people. Maintenance of the existing tailings storage facility (TSF) is of particular concern. The failure of a section of a retaining wall at the existing TSF has emphasised the importance of managing these concerns correctly and extensive engagement has taken place with the community on the matter. Operations at the Iduapriem mine have, from 11 February 2010, been temporarily suspended to allow for completion of discussions with governmental agencies to finalise permitting for the construction of a new tailings facility as a particular priority, following a directive from the Environmental Protection Agency to decommission the existing TSF in early 2010.
Iduapriem maintained its ISO 14001 certification. The mine applied to the ICMI for temporary withdrawal from certification to the cyanide code due to a single instance of non-compliance related to the cyanide mixing and storage facility. A new cyanide storage facility is planned for construction in 2010. A new application will be made to the ICMI during the middle of 2010, once a contractor has been appointed to build the new facility.
Iduapriem’s alternative community livelihood programme has been commended by local authorities.

AngloGold Ashanti Annual Financial Statements 2009
Review of operations
P
76
Obuasi
Description
Obuasi, wholly owned by AngloGold Ashanti, is located in the Ashanti region of southern Ghana, approximately 60km south of Kumasi. It is primarily an underground mine, operating at depths of up to 1,500m, though some surface mining does occur.
Historically, three treatment plants have processed the ore: a sulphide plant treats the ore from underground; a tailings plant undertakes tailings reclamation; and an oxide plant is used to batch treat remnant open-pit ore and stockpiles.
Key statistics
Obuasi
2009
2008
2007
Pay limits*
(oz/t)
0.21
0.29
0.28
(g/t)
7.26
9.35
8.49
Recovered grade*
(oz/t)
0.151
0.127
0.129
(g/t)
5.18
4.37
4.43
Gold production
(000oz)
381
357
360
Total cash costs
($/oz)
630
633
459
Total production costs
($/oz)
796
834
698
Capital expenditure
($m)
94
112
94
Total number of employees
5,759
5,722
6,226
Employees
4,408
4,259
4,672
Contractors
1,351
1,463
1,554
* Underground operations
Safety
There was one fatality during the year (2008: 2) caused by an accident involving machinery. The FIFR improved to 0.04 per million hours worked from 0.1 in 2008. The LTIFR rose to 2.91 per million hours worked from 2.10 in 2008.
Obuasi has drawn up a strategy to improve safety performance focused on four interlinked goals: processes that ensure accountability and drive performance; effective employee dialogue and engagement; improving health and safety systems; and a health and safety support function that fits the needs of the organisation. This strategy will be implemented in 2010.
360
07
08
09
Gold production (000oz)
357
381
459
07
08
09
Total cash cost ($/oz)
633
630
94
07
08
09
Capital expenditure ($m)
112
94
6,226
07
08
09
Total number of employees*
5,722
5,759
* Including contractors

AngloGold Ashanti Annual Financial Statements 2009
P

Operational performance
Gold production improved by 7% to 381,000oz, due largely to improved grade control which led to an increase in head grade to 5.85g/t from 5.65g/t. This was complemented by better recoveries resulting from the turnaround initiatives implemented in the plant. The increase in production was achieved despite extensive flooding of the underground workings in July 2009 and the collapse of two main leach tanks at the oxide treatment plant earlier in the year.
Ore Reserve development metres declined by 5% as a result of flooding underground and the poor availability of contractor equipment. This reduced mining flexibility in the latter part of the year affected delivery of the required throughput to the sulphide treatment plant.
Good progress was made with the implementation of the turnaround project which is aimed at stabilising and returning the operation to profitability. The number of mining areas was consolidated and the mine development contractor included in discussions on improving safety and efficiency and the introduction of mechanised development crews in selected areas.
Mining methods have been changed to reduce waste and increase stope length and minimise capital expenditure over the life of the operation.
The tailings/sulphide treatment plant was commissioned, using tailings from the existing plant. This has increased monthly flotation treatment capacity by 180,000t.
Total cash costs remained steady at $630/oz. The main contributor was the saving in power tariffs, which was partially offset by increases in labour costs and the once-off settlement of historical claims.
Capital expenditure amounted to $94m for the year, of which $16m was spent on projects, $43m on development and $35m on stay-in-business projects.
Growth prospects
The TSP flotation plant was commissioned towards the end of 2009. The re-commissioning of SAG2 to increase tonnes is planned for the end of July 2010.
Further, the Deeps development on level 50 for both the Kwesi Mensah and Brown Sub-Vertical Shaft and the exploration drilling on level 50 platform, were suspended because of the flooding in July 2009. These activities are to be resumed in the early part of the fourth quarter of 2010.
The transformation strategy for Obuasi is ongoing with the objective of stabilising the current production levels and assessing the growth potential between 2012 and 2020. This strategy includes increasing tonnage from underground and throughput of the South Treatment Plant.
Outlook
Production at Obuasi in 2010 is projected to be between 382,000oz and 396,00oz at an estimated total cash cost of between
$570/oz and $597/oz. Capital expenditure is expected to be approximately $125m, with $3m allocated to projects, $82m to stay-in-business capital and $40m to Ore Reserve development.
Community and environment
The mine successfully completed a socio-economic study of the Obuasi mining community with the assistance of a consortium of consultants. The aim of the study was to determine past and future impacts on the community in order to improve the management of these impacts and to develop better community engagement strategies.
The company’s highly acclaimed malaria control programme, which has led to a 74% reduction in the incidence of malaria within the environs of Obuasi, received another major boost with the signing, in December, of an agreement to provide funding of up to $130m with a Swiss-based global fund to roll out a similar programme in 40 other districts within Ghana.
The company also successfully maintained its ISO 14001 conformity assessment certification following a comprehensive compliance audit conducted in December 2009. Obuasi withdrew from the Cyanide Code owing to infrastructure modifications needed to meet Code requirements. The mine will rejoin the Code as soon as possible.

AngloGold Ashanti Annual Financial Statements 2009
Review of operations
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78
Guinea
For information on the regulatory environment and licence to operate in Guinea, refer to the section entitled Regulatory environment enabling AngloGold Ashanti to mine on page 142 of this report.
Siguiri
Description
AngloGold Ashanti has an 85% interest in Siguiri, with the government of Guinea holding a 15% stake. The Siguiri mine is a conventional open-pit operation situated in the Siguiri district in the northeast of the Republic of Guinea, West Africa, about
850km from the capital city of Conakry. All mining is undertaken by a contractor and the ore is processed using a carbon-in-
pulp (CIP) process. Siguiri hosts structurally controlled mineralisation within a deeply weathered saprolite profile.
Key statistics
Siguiri
2009
2008
2007
Pay limit
(oz/t)
0.02
0.03
0.03
(g/t)
0.71
0.93
0.95
Recovered grade
(oz/t)
0.032
0.035
0.031
(g/t)
1.11
1.20
1.05
Gold production
– 100%
(000oz)
372
392
330
– 85%
316
333
280
Total cash costs
($/oz)
519
466
464
Total production costs
($/oz)
595
542
599
Capital expenditure – 100%
($m)
26
22
21
– 85%
22
18
18
Total number of employees
2,973
2,933
2,917
Employees
1,492
1,489
1,537
Contractors
1,481
1,444
1,380
280
07
08
09
Attributable gold production (000oz)
333
316
464
07
08
09
Total cash cost ($/oz)
466
519
18
07
08
09
Attributable capital expenditure ($m)
18
22
2,917
07
08
09
Total number of employees*
2,933
* Including contractors
2,973

AngloGold Ashanti Annual Financial Statements 2009
P

Safety
There was one fatality at the mine during the year, as a result of a machinery accident. Safety remained a key priority at Siguiri during 2009 with an LTIFR of 0.47 per million hours worked being recorded (2008:0.42) and a FIFR of 0.16 (2008: 0). Total injuries reflected a 48% improvement year-on-year.
‘Safety is our First Value’ was relaunched to focus the attention of workers on all matters related to their welfare. Production breaks were implemented across the entire operation to acknowledge all those injured. The safety flagging system introduced in 2008 continued to prove useful in promoting and communicating safety information. The baseline risk assessment was revised in accordance with OHSAS 18001 standards during the year and an OHSAS surveillance audit is scheduled for early 2010.
Operational review
Attributable gold production declined 5% to 316,000oz compared with the record 333,000oz produced in 2008. This was still ahead of expectations.
The decline in output in 2009 was a consequence of the lower grade areas mined following depletion of the high-grade
Santchoro and Bidini pits during the year. Production was also affected by the loss of nine days of operation following various stoppages during the year ordered by the Government of Guinea and certain issues raised by the community.
The CIP plant maintained its excellent performance with the volumes treated by the mill increasing from 10.1Mt in 2008 to
10.4Mt in 2009. The reduced recovery rate resulted from the processing of transitional ore stockpiles, sourced from the bottom of the exhausted pits, which were of a higher grade but had lower recoveries.
Total cash costs rose by 11% to $519/oz, due to higher labour and consumable costs.
Attributable capital expenditure for the year totalled $22m with $7m spent on brownfields exploration projects and $15m on stay-in-business activities.
Growth prospects
Brownfield exploration targets identified outside the current mining blocks will be drilled during 2010 and 2011 to enable Siguiri to maintain current mining volumes and increase reserves. Drilling is also under way to target fresh ore below the bottom of most of the active pits and is scheduled for completion by the end of 2011, after which metallurgical testing and a feasibility study will be conducted to investigate ways of processing this hard, sulphidic ore. Should this study confirm the positive results of the plant expansion conceptual study completed in 2009, annual production throughput could increase by up to
3Mt, yielding a further 150,000oz (attributable) by 2013.
Additional greenfields exploration in the outer blocks will continue in coming years and is expected to be completed by 2013.
Outlook
Attributable gold production for 2010 is projected to be between 295,000oz and 308,000oz with total cash costs between
$527/oz and $552/oz. Capital expenditure of $10m (attributable) is scheduled for 2010, of which $7m will be spent on brownfields exploration and $3m on stay-in-business capital.

AngloGold Ashanti Annual Financial Statements 2009
Review of operations
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80
Community and environment
Community and government relations were more challenging in 2009 than in 2008, following the change in the country’s leadership in December 2008. Of the various community issues, the most significant was a two-day demonstration by residents of Siguiri town following electricity supply interruptions caused by a faulty circuit breaker.
The Government of Guinea placed a temporary embargo on the export of gold which, following submissions to the relevant authorities, was lifted at the end of June, when normal shipments resumed. A month’s worth of production was shipped from the country during the first week of July alone. During the period of the export embargo, production at
Siguiri continued uninterrupted.
At the end of June, the company agreed with the Government of Guinea on the nature and protocols of an environmental fund related to the mine’s existing $35m provision for environmental rehabilitation of the Siguiri mine. The company agreed to an advance payment of $10m of its existing provision after receiving an undertaking from the government that the funds be used solely for the environmental rehabilitation of the Siguiri mine and that the payment be offset against the balance of
AngloGold Ashanti’s future environmental liabilities.
Siguiri retained its ISO 14001 certification. The mine was audited against the Cyanide Code during 2009 and was awaiting notification of its certification status at the time of publication.
.

AngloGold Ashanti Annual Financial Statements 2009
P

Mali
For information on the regulatory environment and licence to operate in Mali, refer to the section entitled Regulatory environment enabling AngloGold Ashanti to mine on page 142 of this report.
Morila
Description
The Morila mine is situated some 180km southeast of Bamako, the capital of Mali. Mining of the single open pit was completed in April 2009. The operation is currently treating low-grade stockpiles and will continue to do so until 2013. The plant at Morila, which incorporates a conventional carbon-in-leach (CIL) process with an upfront gravity section to extract the free gold, has throughput capacity of 4.2Mtpa which has been enhanced to 4.3 Mtpa.
The Morila mine is 80% owned by Morila Limited, a joint venture in which AngloGold Ashanti and Randgold Resources Limited each have a 50% stake giving AngloGold Ashanti an effective stake of 40% in Morila. The Government of Mali owns the remaining 20%. Randgold Resources manages the Morila mine.
Key statistics:
Morila
2009
2008
2007
Pay limit
(oz/t)
0.04
0.06
0.08
(g/t)
1.21
2.17
2.46
Recovered grade*
(oz/t)
0.072
0.090
0.098
(g/t)
2.47
3.08
3.36
Gold production
– 100%
(000oz)
342
425
450
– 40%
137
170
180
Total cash costs
($/oz)
527
419
350
Total production costs
($/oz)
583
495
421
Capital expenditure
– 100%
($m)
10
3
1.3
– 40%
4
1
0.5
Total number of employees – 100%
1,053
1,703
1,686
Employees
518
605
498
Contractors
535
1,098
1,188
* Open-pit operation
180
07
08
09
Attributable gold production (000oz)
170
137
350
07
08
09
Total cash cost ($/oz)
419
527
0.5
07
08
09
Attributable capital expenditure ($m)
1
4
1,686
07
08
09
Total number of employees*
1,703
1,053
* Including contractors

AngloGold Ashanti Annual Financial Statements 2009
Review of operations
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82
Safety
The safety statistics for Morila are reported by Randgold Resources, who operate the mine.
Operational performance
Gold production in 2009 declined 19% to 137,000oz, due mainly to an 81% drop in volumes mined following depletion of the open-pit resource during April and the subsequent treatment of low-grade stockpiles.
Total cash costs increased by 26% to $527/oz, due to the lower level of gold production and significant increases in reagent costs and metallurgical stores.
Overheads at Morila reduced by 20%. Employee numbers at the operation declined because of the cessation of mining and the replacement of the mining contractor with a stockpile rehandling contractor. To ameliorate the impact of the job losses at the mine, Morila collaborated with a micro-finance company to develop and implement a programme to provide capital for those affected by the reduction of the workforce.
Morila invested $10m of stay-in-business capital in 2009, of which $4m was attributable. The major element of this expenditure was the purchase of the mining contractor’s fleet.
Growth prospects
From 2010 to the end of the mine’s life, Morila will continue to treat only low-grade ore. Attributable production is expected therefore to decrease.
Outlook
During 2009, the AngloGold Ashanti’s Mineral Resource & Reserve Committee reviewed exploration activities and the potential of the mine. It supported the recommendation that exploration activities be suspended until understanding of both Reduced
Intrusion-Related Gold Systems (RIRGS) and Birimian mineralisation increases to a degree that warrants re-evaluation of existing data and models.
Gold production for 2010 is projected to be in a range of 88,000oz to 92,000oz at a total cash cost of between $761/oz to
$797/oz. Capital expenditure is estimated at $1m for 2010.
Community and environment
No significant environmental incidents were reported during the year. The mine was recertified to ISO 14001 during the year.
The bridge over the Bama Koni River, which serves as the main passageway for all communities between Koumantou and
Sanso, was renovated by the Morila joint venture during the year. In recognition of this project, the Minister of Mines and the
Minister of Infrastructure presided over its opening.
Anti-malaria spraying of the mine camp and surrounding villages continued during the year as part of the ongoing malaria-
control programme.

AngloGold Ashanti Annual Financial Statements 2009
P

Sadiola
Description
Sadiola is located in the far southwest of the country of Mali, 77km to the south of the regional capital, Kayes. Sadiola is a joint venture operation in which, just prior to year-end, AngloGold Ashanti and IAMGOLD each had a 38% interest, the
Government of Mali, 18%, and the International Finance Corporation, 6%. On 29 December 2009, AngloGold Ashanti and
IAMGOLD purchased the 6% stake held by the International Finance Corporation, increasing their respective stakes in Sadiola to 41% each. However, AngloGold Ashanti’s effective stake in Sadiola for the 2009 financial year was 38%.
Mining at Sadiola takes place in five open pits and the ore mined is treated and processed in a carbon-in-pulp (CIP) gold plant with a monthly processing capacity of 363,000t.
Key statistics
Sadiola
2009
2008
2007
Pay limit
(oz/t)
0.04
0.07
0.08
(g/t)
1.46
2.18
2.46
Recovered grade*
(oz/t)
0.074
0.100
0.081
(g/t)
2.52
3.42
2.76
Gold production
– 100%
(000oz)
354
453
369
  – 38%
(1)
135
172
140
Total cash costs
($/oz)
488
399
414
Total production costs
($/oz)
571
554
462
Capital expenditure  – 100%
($m)
10
8
16
– 38%
(1)
4
3
6
Total number of employees – 100%
1,532
1,510
1,529
Employees
705
634
618
Contractors
827
876
911
* Open-pit operation
(1)
Effective 29 December 2009, AngloGold Ashanti increased its interest from 38% to 41%
140
07
08
09
Attributable gold production (000oz)
172
135
414
07
08
09
Total cash cost ($/oz)
399
488
6
07
08
09
Attributable capital expenditure ($m)
3
4
1,529
07
08
09
Total number of employees*
1,510
1,532
*Including contractors

AngloGold Ashanti Annual Financial Statements 2009
Review of operations
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84
Safety
There was an improvement in the safety performance at Sadiola in 2009. There were no fatalities and just one lost-time injury, giving a much improved LTIFR for the year of 0.21 per million hours worked (2008: 0.87).
Sadiola received its OHSAS 18001:2007 certification in June 2009. The safety non-conformities reporting system was fully implemented and there was a reduction in the number of serious accidents involving vehicles and heavy machinery.
Operational performance
Attributable production decreased by 22% to 135,000oz, mainly as a result of a 26% decline in the head grade. The decrease in grade was a result of the depletion of the Sadiola main pit reserves and a shift in mining to the lower grade satellite pits.
Grade is expected to continue to decline in 2010 after which it will stabilise.
The gravity circuit in the process plant added value to the recovery of difficult high-grade sulphide ore and was also used to treat oxide material. Recoveries of oxide ores improved markedly with soft oxide recoveries reaching 95% compared to 93%
previously. Plans are in place to implement a second gravity circuit in early 2010.
Employee numbers increased after recruitment by the exploration and analytical services department, following implementation of an aggressive exploration campaign.
Total cash costs rose by 22% to $488/oz, owing mainly to a 22% decline in production because of the lower grade feed supplied to the process plant and increased mining volumes.
Total capital expenditure for the year was $10m ($4m attributable). Of the total, $4m was spent on the deep sulphide project study and $6m on stay-in-business projects such as infrastructure refurbishment and maintenance.
Growth prospects
Sadiola’s future growth is dependent on the success of the deep sulphide project, for which a feasibility study is currently being undertaken. The decision to proceed from pre-feasibility to the feasibility stage was approved by the board in October 2009 with the feasibility study scheduled for completion by October 2010. This project could potentially add 2.9Moz to Sadiola’s current life-of-mine production profile, of which 1.19Moz would be attributable.
Outlook
Attributable annual production from Sadiola is projected to decline to between 117,000oz and 122,000oz at a total cash cost of between $662/oz and $693/oz. Capital expenditure of $24m ($10m attributable) is planned.
Community and environment
During 2009, there were no significant environmental or community related issues.
Furthermore, the surrounding communities in the adjacent villages expressed their acknowledgement of the contribution made by Sadiola and neighbouring mines during the official ceremonies held by the regional and local authorities at the opening of the water dams which had been financed by Sadiola and Yatela through the Integrated Development Action Plan (IDAP).
Sadiola retained its ISO 14001 certification. It was certified in significant compliance with the Cyanide Code.

AngloGold Ashanti Annual Financial Statements 2009
P

Yatela
Description
The Yatela mine is situated some 25km north of Sadiola and approximately 50km south-southwest of Kayes. Ore extraction is conducted from the Yatela main pit as well as from a satellite pit at Alamoutala. The ore mined is treated by a heap-leach process and the carbon loaded on site. The carbon is then eluted and the gold smelted at nearby Sadiola.
Yatela is 80% owned by the Sadiola Exploration Company Limited, a joint venture in which AngloGold Ashanti and IAMGOLD each have an interest of 50%, giving AngloGold Ashanti an effective stake of 40% in Yatela. The Government of Mali owns the remaining 20% stake in the mine.
Key statistics
Yatela 2009
2008
2007
Pay limit
(oz/t)
0.04
0.04
0.04
(g/t)
1.52
1.34
1.37
Recovered grade*
(oz/t)
0.106
0.078
0.101
(g/t)
3.62
2.66
3.46
Gold production
– 100%
(000oz)
222
165
301
– 40%
89
66
120
Total cash costs
($/oz)
368
572
322
Total production costs
($/oz)
455
591
381
Capital expenditure – 100%
($m)
2
8
5
– 40%
1
3
2
Total number of employees – 100%
803
888
903
Employees
298
305
265
Contractors
505
583
638
* Open-pit operation
120
07
08
09
Attributable gold production (000oz)
66
89
322
07
08
09
Total cash cost
($/oz)
572
368
2
07
08
09
Attributable capital expenditure ($m)
3
1
903
07
08
09
Total number of employees*
888
803
* Including contractors

AngloGold Ashanti Annual Financial Statements 2009
Review of operations
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86
Safety
Yatela had an exceptional year in terms of safety performance and recorded zero fatalities and zero lost-time injuries which resulted in an LTIFR of 0 per million hours worked for the year (2008: 1.15). This achievement was mainly due to a combined team effort from the whole workforce focusing on the basic safety as well as the full implementation and adherence to the safety system.
OHSAS 18001:2007 certification was achieved in June 2009.
Operating performance
Attributable gold production in 2009 at Yatela rose by 35% to 89,000oz, due mainly to a marked increase in the head grade of stacked ore. The high-grade ore came from the targeted areas at the bottom of push-back 7. Unfortunately, this phase of the mine will be fully depleted early in 2010.
Total cash costs declined by 36% to $368/oz, a result of the significant rise in gold production and improved grades, lower fuel prices and a decrease in mining contractor costs resulting from the renegotiation of the contract and the appointment of a new contractor as from July 2008.
Capital expenditure of $2m ($1m attributable) in 2009 was mostly spent on exploration.
Growth prospects
An extensive exploration programme was undertaken during 2009 to investigate ways to extend the life of the mine. Early indications are that additional reserves have been found at both Alamoutala and Yatela which will enable the continuation of the mining operation.
Outlook
Attributable production at Yatela is projected to be between 60,000oz and 63,000oz in 2010. Total cash costs are expected to increase to between $567/oz and $595/oz. Capital expenditure of $3m ($1m attributable) is planned for additional exploration as well as $3m ($1m attributable) on stay-in-business activities as a result of the life extension.
Community and environment
There were no significant environmental or community issues.
Furthermore, the surrounding communities of the Sekotoko, Kourouketo and Alamoutala villages expressed their acknowledgement of the contribution made by the Sadiola and Yatela mines during the official ceremonies held by the regional and local authorities at the opening of the water dams which had been financed by both operations through the Integrated
Development Action Plan (IDAP).
Yatela obtained full ICMI accreditation in terms of the international cyanide management code in August 2009 and retained its
ISO 14001 accreditation in November 2009.

AngloGold Ashanti Annual Financial Statements 2009
P

Tanzania
For information on the regulatory environment and licence to operate in Tanzania, refer to the section entitled Regulatory environment enabling AngloGold Ashanti to mine on page 142 of this report.
Geita
Description
The Geita gold mine is located in the Lake Victoria goldfields of the Mwanza region of Tanzania, about 120km from Mwanza and 4km west of Geita Town. The mine is wholly owned and managed by AngloGold Ashanti.
The Geita gold deposit is an Archaean mesothermal orebody, largely hosted in a banded ironstone formation. It is a multiple open-
pit operation with underground potential and is currently serviced by a 5.2Mt per annum carbon-in-leach (CIL) processing plant.
Key statistics
Geita                                                                       2009
2008
2007
Pay limit
(oz/t)
0.09
0.10
0.09
(g/t)
3.08
3.10
3.04
Recovered grade*
(oz/t)
0.055
0.056
0.059
(g/t)
1.89
1.92
2.01
Gold production
(000oz)
272
264
327
Total cash costs
($/oz)
954
728
452
Total production costs
($/oz)
1,121
929
601
Capital expenditure
($m)
19
53
27
Total number of employees
3,186
3,116
3,226
Employees
1,990
2,130
2,304
Contractors
1,196
986
922
* Open-pit operation
327
07
08
09
Gold production
(000oz)
264
272
452
07
08
09
Total cash cost
($/oz)
728
954
27
07
08
09
Capital expenditure
($m)
53
19
3,226
07
08
09
Total number of employees*
3,116
3,186
* Including contractors

AngloGold Ashanti Annual Financial Statements 2009
Review of operations
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88
Safety
Safety performance improved at Geita during 2009 with no fatalities being recorded during the year. The LTIFR for 2009 was
0.10 (2008: 0.86) per million hours worked, significantly better than the previous year.
A high degree of focus was maintained on safety with specific emphasis on hazard identification and reporting. Further, a motivation scheme was launched which led to a significant decrease in accidents and damage.
Geita also maintained its OHSAS 18001 certification.
Operating performance
Production at Geita increased by 3% to 272,000oz in 2009. Significant quarterly improvements were achieved during the course of the year with gold production rising from 44,000oz in the first quarter, when output was hampered by a mill breakdown and a general maintenance backlog, to 81,000oz in the fourth quarter of the year.
Improved mining performance yielded access to higher-grade orebodies in the second half of the year, resulting in an average annual yield of 1.89g/t.
Process-plant throughput was still very low at the beginning of the year as a result of the failure in January 2009 of the SAG mill gearbox, together with several other breakdowns in the plant. A focus on asset integrity and the overarching maintenance strategy led to improved plant availability during the year. While Geita continued with owner mining, Ausdrill Tanzania Limited was awarded the drilling-and-blasting contract from July 2009 in order to improve productivity and quality.
A 31% increase year-on-year in total cash costs to $954/oz was a result of increases in the cost of key inputs, including that of reagents and mining contractors, as well as unfavourable movements in ore stock piles and the inclusion of deferred stripping costs. These increases were partially offset by a decline in fuel costs.
Various turnaround initiatives were implemented at Geita which included the overarching Project ONE, as well as the Business
Process Framework (BPF) and Systems for People (SP). The focus on good operating practice and systems has resulted in enhancements to mining, geological modelling and processing productivity and efficiency. The improvements in mining productivity together with a review of the mining plan have led to a planned rationalisation and reduction in the fleet which will be implemented throughout 2010.
Capital expenditure for 2009 totalled $19m and was spent on plant improvements, a tailings facility raise, resource-definition drilling as well as other stay-in-business projects.
Growth prospects
Exploration drilling activities during 2009 focused on increasing confidence in the resource of the current operating pits. Infill drilling occurred at Star and Comet (Cut 2), Nyankanga (Cuts 5, 6, and 7), and Geita Hill. The Star and Comet resource model was updated in June 2009 with the new information adding approximately 70,000oz. The Nyankanga resource model was updated in September 2009 and confirmed the current resource. Another update of the Nyankanga resource model is scheduled for the first quarter of 2010 and will incorporate the remaining Cut 7 infill information and an update of the Geita
Hill resource model.
In addition to the above, an airborne geophysics survey was undertaken in the existing areas covered by Geita’s licences and adjacent prospecting rights. A total of 41 targets were delineated. The top 10 priority aero-TEM targets were surveyed using the ground EM (Max-Min) method. The results of this initiative are pending.

AngloGold Ashanti Annual Financial Statements 2009
P

Outlook
Gold production for 2010 is forecast to increase to between 339,000oz and 354,000oz at a total cash cost ranging between
$849/oz and $889/oz.
Capital expenditure of $36m is planned to be spent on ensuring the integrity of the process plant and on further rationalisation of the mining fleet. Exploration expenditure of $3m is planned.
Community and environment
No major environmental incidents occurred and Geita maintained its ISO 14001 certification.
Geita was temporarily withdrawn from the Cyanide Code owing to infrastructure modifications needed to meet Code requirements. Geita will rejoin the Code as soon as possible.
Close dialogue was maintained with the local Geita community and areas of concern were addressed. The resolution of land compensation matters is progressing well.

AngloGold Ashanti Annual Financial Statements 2009
Review of operations
P
90
Australasia
Darwin
Adelaide
Perth
Canberra
Sydney
Brisbane
Laverton
Kalgoorlie
Australia
Sunrise Dam 401,000 oz
N
Melbourne
Operations
Exploration
Tropicana
Australasia
9%
Rest of AngloGold Ashanti
91%
Contribution to group production
Locations on maps are for indication purposes only.
Podcast available at www.aga-reports.com/09/podcasts.htm
Mike Erickson, Senior Vice President – Australasia, discusses
AngloGold Ashanti’s Australasian operations and exploration programme

AngloGold Ashanti Annual Financial Statements 2009
P

AngloGold Ashanti’s sole operating asset in Australasia is Sunrise Dam.
The group also has an extensive exploration programme under way in Australasia, the most advanced of which is Tropicana, a joint venture in which AngloGold Ashanti holds 70% and the Independence Group NL has 30%. Tropicana is managed by
AngloGold Ashanti and covers 13,500km
2
of tenements. This project is the focus of the group’s exploration activities in
Australasia.
Exploration in the Australasia region is also currently being conducted in the Philippines and the Solomon Islands. Further
information on the progress being made here is presented in the Exploration review on page 114 of this report.
In January 2009, AngloGold Ashanti agreed to sell its 33.33% interest in the Boddington project in Australia to joint venture partner, Newmont Mining Corporation. This project is therefore not covered in this report.
The Australasian operation produced 401,000oz of gold in 2009, equivalent to 9% of total group production.
Australia
For information on the regulatory environment and licence to operate in Australia, refer to the section entitled Regulatory environment enabling AngloGold Ashanti to mine on page 142 of this report.
Sunrise Dam
Description
The Sunrise Dam gold mine is located in the northern goldfields of Western Australia, 220km northeast of Kalgoorlie and
55km south of Laverton.
The mine consists of a large open pit which is now in its thirteenth year of operation, and an underground mine which began operations in 2004. Mining at both operations is conducted by contractors and the ore mined is treated in a conventional gravity and carbon-in-leach (CIL) processing plant which is owner-managed.
Key statistics
Sunrise Dam
2009
2008
2007
Pay limit (oz/t) 0.08 0.09 0.06
(g/t) 2.45 2.79 1.76
Recovered grade* (oz/t) 0.084 0.101 0.142
(g/t) 2.87 3.46 4.86
Gold production (000oz) 401 433 600
Total cash costs ($/oz) 646 531 306
Total production costs ($/oz) 751 635 385
Capital expenditure ($m) 31 19 30
Total number of employees 455 410 357
Employees 99 77 102
Contractors 356 333 255
* Open-pit operation

AngloGold Ashanti Annual Financial Statements 2009
Review of operations
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92
Safety
Safety performance at Sunrise Dam continued to improve during 2009 with an LTIFR for 2009 of 1.19 per million hours worked
(2008: 1.83).
Safety leadership training has been the main strategy for both the exploration group and Sunrise Dam over the course of 2009.
In addition other strategies being developed are: risk management; values-based safety leadership; role clarity and personal accountability; open, transparent and learning safety culture and safety systems.
Sunrise Dam is compliant with OHSAS 18001. The mine won the 2009 Chamber of Minerals and Energy Surface Emergency
Response competition as well as receiving a number of awards in the Underground Emergency Response competition later in the year.
Operational review
Production for 2009 decreased by 7%, or 32,000oz, to 401,000oz, equivalent to 9% of group gold production. The decline reflects the lower average annual grade of ore processed given that the high-grade Mega pit was completed in 2008.
Following the cessation of operations at the Mega Pit, open pit mining continued in the North Wall Cutback as planned. The ore was sourced from a combination of underground and open pit operations with the use of lower grade stockpiles to supplement the ore feed to the plant. Plant productivity initiatives, which resulted in an increase in processing throughput from
3.8Mt to 3.9Mt, helped partially offset the decline in grades.
Underground tonnage expanded at a greater than anticipated rate, increasing by 15%, or 103,000t, to 781,000t. Mill feed from underground ore yielded approximately 111,000oz, contributing 28% to total mine production compared with 17%, or
73,000oz, the previous year.
The conversion of the mine's diesel power station to liquified natural gas (LNG) was completed in the first quarter of 2009, enabling Sunrise Dam to benefit for a large part of the year from reduced power costs.
Total cash costs increased to $646/oz from $531/oz. In local currency (A$) terms, costs rose by 30% to A$808/oz. This rise was broadly in line with expectations and primarily as a result of the lower production base and the cash costs associated with inventory draw down and non-cash deferred stripping costs.
Capital expenditure for the year amounted to A$39m, an increase of 70% on the previous year. Stay-in-business expenditure declined by 53% to $7m (A$9m), due to tailings storage facility efficiency initiatives which enabled capital works on the facility to be delayed.
306
07
08
09
Total cash costs ($/oz)
531
646
357
07
08
09
Total number of employees*
410
455
* Including contractors
30
07
08
09
Capital expenditure ($m)
19
31
600
07
08
09
Gold production (000oz)
433
401

AngloGold Ashanti Annual Financial Statements 2009
P

The bulk of the increased capital expenditure was associated with expansion of underground operations with $16m (A$20m)
spent on Ore Reserve development to access new mining areas. Expenditure on infrastructure increased from $1m (A$2m)
to $8m (A$10m) with the construction of a paste fill plant that will allow maximum ore extraction and enable greater productivity from the underground mine.
Growth prospects
The North Wall Cutback will continue to supply ore to the plant until mid-2011. Ore from the cutback will be blended with stockpiled ore and ore from the underground mine.
Production from the underground mine is expected to continue to increase and as a result a paste fill plant has been constructed to enable larger stopes to be extracted. In addition, continued exploration and advances in geological understanding have resulted in further growth in underground reserves which increased to 1.2Moz (after depletion).
Underground resources at year-end were 2.53Moz (indicated 1.63Moz). The mine’s total Ore Reserve at year-end was
1.73Moz and the total Mineral Resource, 3.62Moz. Both figures account for depletion.
Outlook
Gold production for 2010 is projected to range between 381,000oz and 398,000oz, with more than 157,000oz sourced from the underground mine. Underground production will continue to ramp up for the next few years, with a peak annual capacity target in excess of 200,000oz per year planned for 2013.
Total cash costs are estimated to be between $875/oz (A$941/oz) and $916/oz (A$951/oz), including $207/oz on non-cash deferred stripping costs. Capital expenditure is scheduled to be $28m (A$30m), with Ore Reserve development being the main focus.

AngloGold Ashanti Annual Financial Statements 2009
Review of operations
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94
Community and environment
Sunrise Dam continues to support the Laverton community through its involvement with the Laverton Mining Liaison
Committee and Shire Council, representation on the Laverton Leonora Cross Cultural Association (LLCCA) and the
Mt Margaret Mission and Laverton School lunch programmes. In support of the development of local indigenous business,
Sunrise Dam committed to a new contract during the year with Carey Mining, an indigenous-owned mining contractor.
Sunrise Dam continues to maintain its certification to ISO 14001 and the International Cyanide Code. A mine closure plan is currently in place and waste dumps and paddock tailings dams are progressively rehabilitated in line with this plan.
Tropicana
Description
The Tropicana joint venture comprises more than 13,500km
2
of tenements along more than 300km of the ancient collision
zone between the Yilgarn Craton and the Albany Fraser Province in Western Australia. The Tropicana Gold Project is located
330km east-northeast of Kalgoorlie within the northern part of the joint venture area. AngloGold Ashanti holds a 70% interest in the Tropicana joint venture with Independence Group NL 30%.
Operating review, growth prospects and outlook
The pre-feasibility study for the Tropicana Gold Project was completed in July 2009 with the joint venture partners approving the start of a feasibility study which is scheduled for completion by September 2010.
The pre-feasibility study was based on a Measured, Indicated and Inferred Mineral Resource of 75.3Mt, grading 2.07g/t for
5.01Moz, on a 100% basis. This study considered a wide range of project options and defined a preferred project with the following specifications:
•
Open pit mining of the Tropicana and Havana deposits via a conventional drill-and-blast, truck-and-excavator operation;
•
Ore processing at a rate of 5.5Mt to 6Mt a year, based on a comminution circuit comprising two-stage crushing, high-
pressure grinding rolls and ball milling, along with a conventional CIL circuit;
•
Development of considerable supporting infrastructure, including construction of 220km of new roads as well as power infrastructure and communications capacity; and
•
A proven and probable reserve on a 100% basis totals 45Mt, grading 2.3g/t for 3.3Moz.
The key development issues to be addressed in the feasibility study are owner versus contract mining, and diesel versus gas power, using a third party power purchase agreement. The feasibility study will also focus on mine and resource development options to optimise project economics. The project is expected to produce between 330,000oz and 410,000oz annually
(100%) over its life.
Cash costs, which will depend on the mining and treatment options chosen, and gold and oil prices, are expected to be between A$590/oz and A$710/oz.
The capital cost of plant and infrastructure, excluding mining fleet capital, is estimated to be approximately A$520m.
The Environmental Impact Assessment was issued for an eight-week Public Environmental Review in September 2009. Issues raised through submissions received from government agencies and interested stakeholders were being addressed by the
Tropicana joint venture late in 2009. It is anticipated that the Public Environmental Review will be completed by mid-2010 and this, in addition to other approvals required, will enable the commencement of project development in the second half of 2010.
If approved, development would take about two years and commissioning would begin in 2013.

AngloGold Ashanti Annual Financial Statements 2009
P

There is potential to increase resource and mine life through additional drilling in the resource area and other nearby prospects.
Drilling down-dip indicates that mineralisation extends deeper than 800m below the open pit. Further drilling and conceptual level studies are required to evaluate the deeper underground mine development potential.
For additional information on continuing regional exploration of the greater tenement package, see the Global exploration section on page 114 of this report.

AngloGold Ashanti Annual Financial Statements 2009
Review of operations
P
96
North America
AngloGold Ashanti has one mining operation in North America, Cripple Creek & Victor
(CC&V) in the state of Colorado in the United States. In 2009, CC&V produced 218,000oz of gold, equivalent to 5% of group production.
N
Philadelphia
Chicago
Los Angeles
San Francisco
Washington DC
United States
CC&V
218,000 oz
New York
Operation
Denver
CC&V
5%
Rest of AngloGold Ashanti
95%
Contribution to group production
Locations on maps are for indication purposes only.
Podcast available at www.aga-reports.com/09/podcasts.htm
Ron Largent, Executive Vice President – Americas,
discusses AngloGold Ashanti’s operations in the Americas

AngloGold Ashanti Annual Financial Statements 2009
P

United States
For information on the regulatory environment and licence to operate in United States, refer to the section entitled Regulatory environment enabling AngloGold Ashanti to mine on page 142 of this report.
Cripple Creek & Victor
Description
Located in the State of Colorado in the United States, CC&V's Cresson mine is an open-pit operation which treats extracted ore on one of the largest heap-leach pads in the world. Production at this operation began in 1994.
AngloGold Ashanti holds a 100% interest in CC&V, following the successful acquisition, effective 1 July 2008, of a 33% stake from Golden Cycle Gold Corporation.
In 2009, construction began on the mine-life extension (MLE) project that will provide four additional years of mine production to the heap-leach pad. Total expenditure associated with this project is expected to be $204m.
Key statistics
Cripple Creek & Victor
2009
2008
2007
Pay limit
(oz/t)
0.005
0.01
0.01
(g/t)
0.17
0.34
0.34
Recovered grade
(oz/t)
0.013
0.014
0.016
(g/t)
0.46
0.49
0.53
Gold production
(000oz)
218
258
282
Total cash costs
($/oz)
376
309
269
Total production costs
($/oz)
475
413
372
Capital expenditure
($m)
87
27
23
Total number of employees
562
421
405
Employees
367
350
338
Contractors
195
71
67
269
07
08
09
Total cash costs ($/oz)
309
376
405
07
08
09
Total number of employees*
421
562
* Including contractors
23
07
08
09
Capital expenditure ($m)
27
87
282
07
08
09
Gold production (000oz)
258
218

AngloGold Ashanti Annual Financial Statements 2009
Review of operations
P
98
Safety
CC&V continued to report an excellent safety performance. The LTIFR for 2009 declined to 4.39 per million hours worked
(2008: 4.83). CC&V has maintained a fatality-free record since it was acquired by AngloGold Ashanti in 1998.
Various safety programmes have been implemented on the mine, such as: The DuPont Safety Training (STOP) programme instituted in 2003; the risk-based safety management system in 2005; an extension of the STOP programme; Train the
Trainers in 2007; the SAFEmap International competency-based safety training (CBS) programme in 2008-2009; and the
Safety Transformation Programme in 2009. The programmes have been implemented to ensure continued improvement in safety performance at CC&V. Project ONE was rolled out in 2009. More positive results are expected over the two-year implementation process.
Operating performance
In 2009, gold production at CC&V fell by 16% to 218,000oz, equivalent to 5% of group production. A total of 18.7Mt
(2008: 22.1Mt) of ore was placed on the heap-leach pad.
Total cash costs increased to $376/oz, driven mainly by lower gold production, additional fuel, lime, cyanide, blasting agents and power consumption, more maintenance and certified rebuilds, as well as the adjustment for the lower recoverable heap leach inventory ounces.

AngloGold Ashanti Annual Financial Statements 2009
P

The anticipated decline in production was a result of lower ore tonnes and grades mined and the slower percolation of gold-
bearing solution through the leach pad. This was partially due to the greater distance over which the solution had to flow from the higher stacked ore to the leach-pad lining and was compounded by a lack of higher alkalinity in deeper parts of the pad. The latter issue, identified during the 2008 pad drilling programme, results in dissolved gold precipitating from the pregnant solution at depth. An initiative to raise alkalinity by adding additional lime to the pad began in the second half of 2008 and continued
through 2009. The recovery of the precipitated gold is expected to continue for several years, given the size of the pad.
After reviewing the leach pad inventory, the estimate of ounces placed on the pad and the effect of the lower alkalinity at depth, the recoverable inventory was reduced by 148,000oz during November 2009. This adjustment increased total cash costs in
2009 by $6/oz and will increase total cash costs for 2010 by approximately $70/oz.
Capital expenditure for the year was $87m (2008: $27m), mainly for the MLE project and related extensions to the heap-leach facility, mining fleet and exploration.
Growth prospects
In 2008, CC&V was granted permits from the State of Colorado and Teller County for a mine-life extension that includes the development of new sources of ore and an extension to the heap-leach facility. The permits extend the operation of the expanded valley leach facility and the rinsing of the pad to ensure water quality is compliant with all applicable standards.
Development drilling continues to define areas of interest for which engineering analysis and permitting requirements are being evaluated in a pre-feasibility study for a second mine-life extension project (MLE 2).
Outlook
Gold production for 2010 is expected to be maintained at between 214,000oz and 223,000oz, at a total cash cost of between
$480/oz to $503/oz. Capital expenditure of $78m is scheduled for the year, to be spent mostly on major mine equipment purchases and the MLE project.
Community and environment
CC&V was recognised by the Center for Non-Profit Excellence at the 10th annual Partners in Philanthropy Awards as the
Outstanding Corporate Philanthropic Program. The awards are given to honour local organisations and individuals for their extraordinary philanthropic contributions. The Court Appointed Special Advocates honoured CC&V with their Corporate
Partner Award, recognising CC&V’s volunteer programme and community contributions programmes.
CC&V continued to be recognised as a Gold Leader in the State of Colorado’s Environmental Leadership Program, the
first mine in Colorado to attain that level of recognition. In addition, CC&V’s Environmental Management System was recommended for re-certification under the ISO 14001 standard and the operation continued under its Cyanide Code certification.

Colombia
La Colosa
Quebradona
Gramalote
Operations
Exploration
New exploration
Brazil
Serra Grande
77,000oz (50%)
Brasil Mineração
329,000oz
Argentina
Cerro Vanguardia 192,000oz (92.5%)
AngloGold Ashanti Annual Financial Statements 2009
Review of operations
P
100
South America
Cerro Vanguardia
4%
Brasil Mineraçao
7%
Serra Grande
2%
Rest of AngloGold Ashanti
87%
Contribution to group production
~
Locations on maps are for indication purposes only.
Podcast available at www.aga-reports.com/09/podcasts.htm
Ron Largent, Executive Vice President – Americas,
discusses AngloGold Ashanti’s operations in the Americas

AngloGold Ashanti Annual Financial Statements 2009
P

AngloGold Ashanti has three operations in South America - Cerro Vanguardia in Argentina, and AngloGold Ashanti Brasil
Mineração (Brasil Mineração) and Serra Grande in Brazil. Combined, these operations produced 598,000oz of gold in 2009, equivalent to 13% of group production and 6% more than in 2008. They employed 5,322 people, including contractors, which was 155 more than in 2008. Total attributable capital expenditure for the region was $134m, an increase of 29% on the $104m spent in 2008. The bulk of this was at Brasil Mineração.
Mineral Resource in South America attributable to AngloGold Ashanti, including Colombia greenfields Mineral Resource, totalled 29Moz at year-end, and attributable Ore Reserve, 4.4Moz.
In addition, AngloGold Ashanti has had an active exploration programme in Colombia for some years, with the most favourable of the prospects being in the La Colosa district. The exploration programmes in Argentina and Brazil were recently expanded.
For further details on this, see the Exploration section on page 114 of this report.
262
07
08
09
Total cash cost ($/oz)
402
353
$353
/oz
147
07
08
09
Attributable capital expenditure
($m)
104
134
$134
m
5,369
07
08
09
Total number of employees*
5,167
5,322
* Including contractors
5,322
612
07
08
09
Attributable gold production (000oz)
562
598
598
,000oz
South America – key data

AngloGold Ashanti Annual Financial Statements 2009
Review of operations
P
102
Argentina
For information on the regulatory environment and licence to operate in Argentina, refer to the section entitled Regulatory environment enabling AngloGold Ashanti to mine on page 142 of this report.
Cerro Vanguardia
Description
AngloGold Ashanti has a 92.5% interest in Cerro Vanguardia and Fomicruz (the province of Santa Cruz), owns the remaining
7.5%. Located to the northwest of Puerto San Julian in the province of Santa Cruz, Cerro Vanguardia currently consists of multiple, small, open pits with high stripping ratios. The orebodies comprise a series of hydrothermal-vein deposits containing gold and large quantities of silver, which is produced as a by-product.
Ore is processed at the metallurgical plant which has a daily capacity of 2,800t and includes a cyanide recovery plant. Technology at the plant is based on a conventional leaching process in tanks and carbon-in-leach (CIL) with a tailings dam incorporated in a closed circuit. The final recovery of gold and silver is achieved using the Merryl-Crowe method with metallic zinc.
Key statistics
Cerro Vanguardia
2009
2008
2007
Pay limit
(oz/t)
0.12
0.19
0.18
(g/t)
4.17
6.39
3.48
Recovered grade
(oz/t)
0.190
0.159
0.201
(g/t)
6.51
5.44
6.88
Gold production
– 100%
(000oz)
208
166
220
– 92.5%
192
154
204
Silver production
– 100%
Moz
2.2
1.7
2.6
– 92.5%
2.0
1.6
2.4
Total cash costs
($/oz)
355
608
261
Total production costs
($/oz)
487
757
394
Capital expenditure
– 100%
($m)
18
16
20
– 92.5%
17
15
18
Total number of employees
1,069
1,072
1,017
Employees
753
756
708
Contractors
316
316
309
204
07
08
09
Attributable gold production (000oz)
154
192
261
07
08
09
Total cash cost ($/oz)
608
355
18
07
08
09
Attributable capital expenditure ($m)
15
17
1,017
07
08
09
Total number of employees*
1,072
1,069
* Including contractors

AngloGold Ashanti Annual Financial Statements 2009
P

Safety
Cerro Vanguardia’s safety performance improved markedly during the year under review, with the LTIFR reducing to
2.46 per million hours worked (2008: 3.98). No fatalities were recorded for the seventh consecutive year.
The results of the root cause analysis of 2008 indicated that most safety-related incidents were caused by unsafe behaviour as opposed to unsafe conditions. Safety campaigns during the year, therefore, focused on improving safety awareness and instilling safe behaviour practices.
Other campaigns comprised workshops around “Safety is our First Value”, and on a programme called “Safety Reflections”
which focused on presenting strong safety and accident prevention thoughts at the beginning of each working day. At the same time a safety mascot, named Prudencio, was introduced during the year.
Operating performance
Attributable gold production increased by 25%, or 38,000oz from a year earlier, to 192,000oz. This was equivalent to 4% of group production. This followed the resolution of technical difficulties associated with reduced tonnages, poor grades and the sedimentation problems experienced in 2008. Consequences of the corrective action were reduced ore dilution at the mine and higher tonnages through the mill. Dilution control reduced the clay content in the ore material and contributed to better plant availability and a 20% improvement in recovered grades.
Efficiencies and improvements in several areas including maintenance, fuel consumption and technical consulting led to a 42%
decrease in total cash costs to $355/oz. Increased silver production, together with higher prices for the metal, resulted in a significantly greater by-product credit. The decline in costs was also helped by the devaluation of the Argentine peso from
3.4 to 3.8 per dollar, though the benefits of this were partially offset by a higher rate of inflation and increased royalties paid.
The latter was a function of the increase in production and prices received.
Attributable capital expenditure of $17m comprised stay-in-business expenditure of $11m and $6m spent on expansion projects. In the first half of the year, investment focused primarily on maintenance and plant improvements as well as repairs and replacement of major mining equipment. In the second half of the year, capital was allocated mainly to exploration and to studies and the initial development of the underground mine and heap-leach projects. All of these activities will have a positive impact on Cerro Vanguardia, extending its life and adding ounces to its production profile.
Growth projects
The completion of a four-year brownfields exploration programme resulted in the total addition of 1.3Moz of gold and 27.5Moz of silver to Mineral Resource over this period, with 254,000oz of gold and 6.9Moz of silver being added in 2009.
Two expansion projects are currently under way to enhance the mine’s production profile:
•
The Underground Mining Project will mine the bottom portions of some of the high-grade, deeper pits to reduce the open-pit stripping ratio from around 25:1 to around 15:1, with a commensurate reduction in operating costs. Project development started in December 2009 and production is scheduled to begin in mid-2010. The project has the potential to convert resources and increase production from open-pit activities to 613,000oz of gold and 6.1Moz of silver. Similar mining changes will be considered at other pits in the future.
•
The feasibility study for a Heap Leach Project, based on the treatment of low-grade ore through a small heap-leaching operation, was completed and capital expenditure of $31m has been approved for the development of the project. Basic and detailed engineering is being developed and plans are in place to begin stacking ore in the last quarter of 2010. The feasibility study indicated that the heap leach could increase annual gold production by 20,000oz, with approximately
3,000oz expected in late 2010. Cerro Vanguardia’s marginal-grade ores, below the cut-off grade of the current plant process, range from 0.35g/t to 1.5g/t.

AngloGold Ashanti Annual Financial Statements 2009
Review of operations
P
104
Cerro Vanguardia will begin another brownfield exploration programme in 2010 to develop the remaining under-explored quartz vein. This has the potential to define high-grade resources south of the Luciana-Natalia-Vibora trend as well as other targets like Aguila and the El Trío vein.
Potential underground resources at the Luciana, Mangas and Osvaldo Diez veins will also be investigated and a drilling programme will be conducted to a depth of 650m below surface. The resources in the shallow, low-grade quartz veins will be bulk mineable and heap-leachable material. A regional prospecting programme is also being developed to identify additional resources.
Outlook
Attributable gold production for 2010 is projected to be between 176,000oz and 184,000oz, which excludes initial ounces from the underground project. Total cash costs of between $411/oz and $430/oz are anticipated, while attributable capital expenditure of $45m is scheduled for 2010, to be spent mostly on the development, construction and start up of the underground and the heap leaching projects, as well as the improvement of process plant infrastructure and the exploration campaign.
Community and environment
Cerro Vanguardia actively engages with the local community and NGOs on several areas of mutual interest and no significant issues of concern were raised during the year. Cerro Vanguardia’s environmental management system is certified to ISO 14001.
Cerro Vanguardia temporarily withdrew from the Cyanide Code owing to infrastructure modifications needed to meet Code requirements. During 2009, the first pre-verification compliance audit (gap analysis) was conducted at Cerro Vanguardia for the Code. This was the first step towards its obtaining its Cyanide Code certification. A second pre-verification compliance audit is expected to be conducted in late 2010 with the final audit to follow in early 2011.

AngloGold Ashanti Annual Financial Statements 2009
P

For information on the regulatory environment and licence to operate in Brazil, refer to the section entitled Regulatory environment enabling AngloGold Ashanti to mine on page 142 of this report.
Brasil Mineração
Description
The wholly owned Brasil Mineração mining complex is located in southeastern Brazil in the state of Minas Gerais, close to the city of Belo Horizonte, in the municipalities of Nova Lima, Sabará and Santa Bárbara.
Ore is sourced from the Cuiabá and Lamego underground mines and then processed at the Cuiabá and Queiroz plants, and from the Córrego do Sitío heap-leach operation.
Key statistics
Brasil Mineração
2009
2008
2007
Pay limit
(oz/t)
0.08
0.15
0.13
(g/t)
2.69
5.16
3.50
Recovered grade*
(oz/t)
0.205
0.222
0.218
(g/t)
7.02
7.62
7.48
Gold production
(000oz)
329
320
317
Total cash costs
($/oz)
339
300
233
Total production costs
($/oz)
486
432
344
Capital expenditure
($m)
84
69
117
Total number of employees
2,964
2,987
3,434
Employees
2,249
1,954
1,814
Contractors
715
1,033
1,620
* Underground operation
Brazil
317
07
08
09
Gold production (000oz)
320
329
233
07
08
09
Total cash cost ($/oz)
300
339
117
07
08
09
Capital expenditure ($m)
69
84
3,434
07
08
09
Total number of employees*
2,987
2,964
* Including contractors

AngloGold Ashanti Annual Financial Statements 2009
Review of operations
P
106
Safety
A vastly improved safety performance resulted in an LTIFR of 1.64 per million hours worked for the year (2008: 3.06). There were no fatalities at Brasil Mineração in 2009. This result followed a number of safety initiatives including the “Do it only if it is safe to do” campaign, which aims to prevent injuries and fatalities by encouraging employees to actively identify and manage workplace risks. Other workplace initiatives implemented included a traffic control workshop; a rock mechanics refresher course; and the formation of an ergonomic committee and training programme.
In line with the AngloGold Ashanti’s corporate directives, the safety team’s integrated strategic plan is based on optimising technology to reduce workers’ exposure to risks in the production process and on introducing controls that account for human fallibility in overall safety performance.
Operating performance
Gold production increased by 3% to 329,000oz, compared to 320,000oz in 2008. Daily tonnages mined at Cuiabá improved to more than 300t in the second half of the year as planned, while higher development rates contributed to greater mining flexibility.
As part of the pre-feasibility study for the Cuiabá Future Project, which is investigating ways of sustaining performance in the longer term, further strategic action was taken to enhance production from the area’s narrow veins and to study alternative mining methods. To support this strategy, the geotechnical parameters of the massive orebodies were reviewed and revised and construction of a refrigeration plant began. Completion is scheduled for the end of 2010.

AngloGold Ashanti Annual Financial Statements 2009
P

The maintenance management programme, which was restructured in 2008, continued its focus on optimising costs and fleet availability. Further productivity improvements are expected from Project ONE.
Total cash costs increased by 13% to $339/oz, driven largely by the appreciation of the Brazilian real against the US dollar and lower revenue from the sale of sulphuric acid, which is a by-product of the Cuiabá operation. The onset of the global economic crisis in late 2008 caused a sharp decline in sulphuric acid prices in 2009.
Capital expenditure was $84m, of which $47m related to expansion projects, $17m to Ore Reserve development and $20m to stay-in-business activities.
Growth projects
An exploration programme is currently under way on the former São Bento property, which was acquired in December 2008 from Eldorado Gold. The property adjoins AngloGold Ashanti’s existing Córrego do Sítio mine which, together with São Bento, has since been renamed Córrego do Sítio Mineração. Operational parameters for the feasibility study for Phase 1 of the
Córrego do Sítio project have been confirmed and cover the Cachorro Bravo, Laranjeiras and Carvoaria Velha orebodies, with trial mining of Cachorro Bravo already completed. The feasibility study for this first phase was finalised and will be tabled for approval by the board early in 2010. Estimates for this first phase are for the production of 5.4Mt of milled ore to produce
90,000oz of gold annually. The second phase of this project has the potential to effectively double the size of the operation by adding mineral potential and world-class infrastructure.
The Lamego project feasibility study was approved in September 2008 and is currently being implemented. Production from the mine was 18,000oz in 2009 and forecast 33,000oz in 2010 with full production of 47,000oz in 2011. Lamego is expected to produce approximately 469,000oz of gold over nine years from 3.22Mt of milled ore.
A feasibility study on the Nova Lima Sul Project is being prepared for submission to the board at the beginning of 2011. If approved, development will take place in 2011 and 2012 with production scheduled to begin in 2012/13.
Outlook
Brasil Mineração’s planned production for 2010 is between 334,000oz and 349,000oz. This increase in output from 2009 includes 33,000oz from the Lamego project. Total cash costs are expected to rise to between $410/oz and $429/oz, reflecting the sustained appreciation of the local currency against the US dollar and the additional ounces coming from the projects at a higher unit cost. The expansion projects are likely to add to capital expenditure which is expected to reach $197m in 2010.
Community and environment
Sustainable development of host communities in Brazil remains an overriding priority for Brasil Mineração as illustrated by the ongoing engagement with community representatives and non-governmental organisations (NGOs). Brasil Mineração continued its constructive interaction with environmental NGOs, which have increased their vigilance in the Atlantic Forest and
Cerrado ecosystems. This includes the areas of Serra da Piedade around the Cuiabá mine; Serra do Caraça, near Córrego do Sítio; and Serra da Calçada, where AngloGold Ashanti has mineral rights. Stricter legislation aimed at enhancing the preservation of biodiversity, especially in the Atlantic forest biome, may affect the clearance process for exploration licences.
Brasil Mineração retained its ISO 14001 certification. Cyanide is used at the Córrego do Sítio mine and the Queiroz gold plant, which both received certification for full compliance with the Cyanide Code in 2009.

Serra Grande
Description
Serra Grande is located in central Brazil, in the state of Goiás, 5km from the city of Crixás. AngloGold Ashanti and Kinross Gold
Corporation are equal partners in this operation. In terms of the shareholders’ agreement, AngloGold Ashanti manages the operation and has the right to access a maximum of 50% of the earnings accrued and dividends paid by Serra Grande.
Serra Grande currently comprises three underground mines, Mina III, Mina Nova and Palmeiras, and an open pit above Mina III. The
Palmeiras mine, where the main development began in May 2008, started production in 2009 from the primary development works.
Annual capacity of the processing circuit, which has grinding, leaching, filtration, precipitation and smelting facilities, was expanded from about 0.8Mt to 1.15Mt. This expansion was completed in February 2009.
Key statistics
Serra Grande
2009
2008
2007
Pay limit
(oz/t)
0.07
0.16
0.14
(g/t)
2.40
5.61
3.90
Recovered grade*
(oz/t)
0.138
0.221
0.210
(g/t)
4.72
7.58
7.21
Gold production
– 100%
(000oz)
154
174
182
– 50%
77
87
91
Total cash costs
($/oz)
406
294
263
Total production costs
($/oz)
542
394
351
Capital expenditure
– 100%
($m)
67
41
24
– 50%
33
20
12
Total number of employees
1,289
1,108
918
Employees
864
725
654
Contractors
425
383
264
* Underground operation
Safety
Safety performance at Serra Grande improved in 2009 with an LTIFR for the year of 1.08 per million hours worked (2008: 1.29)
recorded for the year and no fatalities (2008:1).
Safety remained the highest priority during the year, with a multi-faceted strategy applied to ensure continuous improvement.
A safety survey was conducted during the year to assess attitudes toward safety, identify areas for improvement and inform the design of an integrated strategic safety programme aimed at further improving performance and reinforcing awareness of
AngloGold Ashanti Annual Financial Statements 2009
Review of operations
P
108
91
07
08
09
Attributable gold production (000oz)
87
77
Total cash cost ($/oz)
263
07
08
09
294
406
12
07
08
09
Attributable capital expenditure ($m)
20
33
918
07
08
09
Total number of employees*
1,108
1,289
* Including contractors

AngloGold Ashanti Annual Financial Statements 2009
P

the importance of working safely. The safety programme calls for technological improvements and the increased use of appropriate technology to reduce employees’ exposure to risks in the production process. This plan introduced controls that take into account human factors in safety performance.
These efforts were complemented by the “Do it only if it is safe to do” campaign which encourages employees to increase their individual safety efforts by identifying and managing workplace risks. All employees were encouraged to use the booklet on Preliminary Hazard Analysis to improve risk assessment standards.
The introduction of the basic principles of Failure Mode and Effect Analysis into the maintenance area proved beneficial, giving greater emphasis to measuring and mitigating occupational health and safety risks.
Operating performance
Attributable production in 2009 declined by 11% from a year earlier to 77,000oz. This was largely due to the mining of quartz veins as well as rock mechanic problems at Mina III. The net result of these factors was lower overall grades. The operation also faced a decline in recoveries, caused by the reduced residence time at the leaching tanks. To manage the operating challenges while improving productivity and countering the reduction in gold grade, several initiatives were implemented, including:
•
long-hole drilling and remote control blasting in the quartz veins;
•
use of sub-level methods in the mines;
•
implementation of the dispatch system at Mina III;
•
completion of the metallurgical plant expansion;
•
start of development of the Pequizão orebody at Mina Nova; and
•
addition of leach tanks to increase residence time.
Total cash costs increased by 38% to $406/oz due largely to inflation, the exchange rate and lower production. The appreciation in the value of the local currency versus the US dollar affected 80% of the total cost base, including power, labour, fuel, taxes and maintenance services.
Capital expenditure amounted to $67m, of which half was attributable. This was spent mostly on mine development ($25m), mine equipment ($21m), the plant expansion project ($14m), development of the Pequizão orebody ($5m) and resource definition ($2m).
Growth prospects
A total of 20,500m was drilled in the 2009 exploration programme, which focused on the Pequizão, Palmeiras and Cajueiro targets and a review of the exploration database to generate new targets. Pequizão is being drilled both down-plunge and down-strike, and results continue to indicate the potential for an increased resource. The potential of the Palmeiras target was confirmed after work on the underground mine had started and the drilling campaign continued to confirm down-plunge continuity. Following the encouraging results of the 2008 drilling campaign at Cajueiro, the 2009 programme aimed to define the geological control. The evaluation of the Orebody V open pit added 18,000oz.
The Votorantim Metais Limitada joint venture agreement was signed during the year, contributing an additional 46,000ha in exploration tenements. Work is progressing on a number of targets, including the Mina Nova Extension and Structure IV, to define additional resource potential.
Outlook
In 2010, attributable gold production at Serra Grande is forecast at between 85,000oz, and 89,000oz. Mina Palmeiras and
Pequizão will be operating at full production and achieving slightly higher grades, contributing to the higher output.
Total cash costs are expected to be between $473/oz and $495/oz. Total capital expenditure is anticipated to be
$54m ($27m attributable) and is earmarked predominantly for: mine equipment and development; raising the walls of the tailings dam; resource definition; and various operational improvements.
Community and environment
Environmental management remains an overriding priority at Serra Grande and work progressed on securing the permits needed to raise the tailings dam walls. Work was planned and implemented on the Chamada Pública de Projetos, a social development programme in the Crixas area which promotes community projects related to health, education, employment and income generation. Serra Grande continued to work with local institutions in support of cultural, educational and social events.
Serra Grande retained its ISO 14001 certification and received certification for full compliance with the Cyanide Code during 2009.

AngloGold Ashanti Annual Financial Statements 2009
Gold, uranium and silver markets
P
110
Gold, uranium and silver
markets
The gold market in 2009
Gold accounts for 96% of AngloGold Ashanti's revenue from product sales. The balance of product sales is derived from sales of silver, uranium oxide and sulphuric acid. AngloGold Ashanti sells its products on international markets.
Gold produced by AngloGold Ashanti's mining operations is processed to a saleable form at various precious metals refineries. Once refined to a saleable product – generally large bars weighing approximately 12.5kg and containing 99.5%
gold, or smaller bars weighing 1kg or less, with a gold content of 99.5% and more – the metal is sold either through the refineries' marketing and distribution channels or directly to bullion banks and the proceeds paid to the company.
Bullion banks are registered commercial banks that deal in gold. They participate in the gold market by buying and selling gold and distribute physical gold bullion bought from mining companies and refineries to markets worldwide.
Bullion banks hold consignment stocks in all major physical markets and finance these consignment stocks from the margins charged by them to physical buyers, over and above the amounts paid by such banks to mining companies for the gold.
Where forward sales contracts exist against which AngloGold Ashanti delivers physical products, the same distribution channels at the refinery are used. In this case, the refinery does not sell the metal on the company's behalf, but instead delivers the finished gold bars to the bullion bank with which the group's forward contract is held. The physical delivery to the counterparty bank of the appropriate amount of gold fulfils AngloGold Ashanti's obligations under the forward contract, and AngloGold Ashanti is paid for this gold by the relevant bullion bank, at the price fixed under the forward contract, rather than at the spot price of the day.

AngloGold Ashanti Annual Financial Statements 2009
P

Gold market characteristics
Gold price movements are largely driven by macroeconomic factors such as expectations of inflation, currency fluctuations, interest rate changes or global or regional political events that are anticipated to impact on the world economy. Gold has historically played a role as a store of value in times of price inflation and economic uncertainty. This factor, together with the presence of significant gold holdings above ground, tends to dampen the impact of supply and demand fundamentals on the market. Trade in physical gold is, however, still important in determining a floor price and physical gold, either in the form of bars or high-caratage jewellery, is still a major investment vehicle in the emerging markets of India, China and the Middle East.
Gold is relatively liquid compared to other commodity markets and significant depth exists in futures and forward gold sales on various exchanges, as well as in the over-the-counter market.
Physical gold demand
Physical gold demand is dominated by the jewellery industry and the investment sector, which together account for some
90% of total demand. The balance of gold supply is used in dentistry and electronics.
While the quantity of gold used in jewellery consumption has decreased over the last decade, the investment market has largely taken up available supply. However, in value terms gold jewellery consumption has increased. Investment in physical gold includes bar hoarding, coins, medals and other retail investment instruments as well as exchange traded funds (ETFs), which have since their inception in 2002 become well established as a vehicle for both retail and institutional investors. In
2009, ETF investment activity was once again very notable with holdings growing by almost 600t.
Newly mined gold is not the only source of physical gold to the market and accounts for just over 60% of supply. Due to its high value, gold is rarely destroyed and some 161,000t of gold (approximately 65 years of new mine supply at current levels) is estimated to exist in the form of jewellery, official sector gold holdings (central bank reserves) and private investment.
In 2009, gold was supplied to the market from newly-mined production (2,553t), sales of gold by central banks
(24t) and from sales of scrap gold (1,541t), largely from the jewellery trade
(1)
. The 2009 gold market was greatly affected by
the global financial crisis. Due to the high price of gold and the global liquidity crisis, scrap levels of gold rose by around 27%
to an all time high. However, the official sector, which includes central banks, sold 90% less gold. The greatest market shift to have occurred in 2009 was the shift away from jewellery demand to investment demand. In the United States, total gold investment demand exceeded jewellery demand for the first time since gold reached then-record highs of $850/oz in 1980.
(1)
Source: GFMS
Gold demand by sector
Jewellery demand
2009 was not a good year for jewellery as a combination of the global economic recession and high gold prices led to a 23%
decline in jewellery manufacture. The negative trends were evident in all major gold jewellery markets except for China, which bucked the global trend and showed modest growth in 2009.
In terms of global jewellery markets, China is unique in that its traditional gold jewellery is pure 24 carat and therefore serves a strong investment purpose in addition to adornment. This is also true for the markets of India and the Middle East but in
2009 the investment appeal of gold jewellery was strongest in China. The high price of gold in absolute terms deterred consumers in India and the Middle East. In many markets last year the high price of gold was magnified by the dollar weakening against local currencies, which led to a decline in both sales and in manufacturing.
The Indian market, traditionally the world’s largest, contracted significantly in 2009, with bullion imports falling by over 40%
and jewellery demand declining by 38%. The rupee price of gold rose by 14% year-on-year and this price dampened the investment appeal of jewellery, with consumers generally limiting themselves to essential wedding and gifting occasions. Due to the high price of gold, consumers with unchanged budgets were forced to buy less gold on auspicious, “compulsory”
buying occasions as their rupee simply did not go as far as it did before. While it was not the case that people stopped buying gold in India, as has been the case in some first world markets, they did buy less.

AngloGold Ashanti Annual Financial Statements 2009
Gold, uranium and silver markets
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112
Chinese jewellery fabrication grew by 4% last year to set a new record of 316t. China was the only market in the world to show an increase in both jewellery and investment demand in 2009. The investment case for traditional 24 carat jewellery bolstered demand for that product, while 18 carat jewellery suffered a decline in sales of approximately 10%. China’s jewellery offtake exceeded investment demand by four to one.
The characteristics of the gold market in the Middle East are similar to those of India and China, although an important difference is the exceptionally high per capita ownership of gold in some of the countries of that region. In the United Arab
Emirates, for example, consumption per capita is traditionally 30 times that in the US or the UK and 50 times higher than in
India. However, 2009 was also a trying year for the Middle Eastern jewellery market with jewellery manufacturing falling by a third. In Turkey, local currency appreciation against the dollar, the high price of gold and the ongoing recession dampened jewellery consumption. The markets of Egypt, United Arab Emirates and the Kingdom of Saudi Arabia, were all faced with similar challenges.
The United States gold jewellery market was the world’s second largest until 2007, but since then has fallen to fourth place as the global financial crisis intensified. That said, US investment demand grew rapidly in 2009 and more than offset the loss in jewellery demand. The high price of gold once again had a negative impact on jewellery sales and many manufacturers reduced the weight of gold jewellery in an attempt to maintain more reasonable price points. Since the cost of inventories was high, many retailers held less gold jewellery.
Investment demand
While 2009 was not a good year for jewellery consumption, investment demand was distinctly better with total world investment exceeding 1,800t, representing more than double 2008 demand. The increased demand was prompted by a combination of investors seeking a safe haven and speculation on expectation of continued price increases. This investment demand took different forms in different markets. In the US the majority of purchases took the form of ETFs, while in the Eastern markets of
India, China and the Middle East, retail investment was primarily realised through coins and bars.
The first quarter of 2009 saw the most pronounced upward movement in ETF investment demand with holdings ballooning by a remarkable 465t on fears of a global financial meltdown. As the global economy stabilised from the second quarter onwards, the primary reason for investment shifted toward price speculation as the gold price rose to successive record highs to peak at $1,218.25/oz on 3 December 2009. The good news for gold in 2009 was undoubtedly the fact that the weak jewellery demand was compensated for by the vigorous gold investment sector.
Central bank holdings, sales and purchases
Central banks buy periodically and sell gold to adjust their portfolios. Most central bank sales take place under the Central Bank
Gold Agreements (CBGA), which compel signatories to sell their gold in a stable and responsible fashion ensuring minimal price impact. The third of these agreements came into effect on 27 September 2009 and limits signatories to annual sales of 20%
less than the second agreement. Central bank sales in the final year of the second agreement reached only 157t, far less than the quota of 500t available under the agreement. This illustrates that central bank dishoarding is slowing and at times has even reversed, with a number of central banks becoming net buyers of gold.
In 2009, the long-awaited sale of 403t of gold by the International Monetary Fund began. To the surprise of global commentators, the Indian Central Bank bought 200t of the IMF supply. This is perhaps the most significant single official gold market transaction of the last decade. The Indian Central Bank paid an average price of $1,042/oz for their gold and news of the purchase may well have assisted in providing a new floor for the advancing gold price.
Breakdown of gold consumption in 2009
%
Jewellery consumption
51
Investment
38
Industrial / electronics / dentistry
11
Data source: World Gold Council

AngloGold Ashanti Annual Financial Statements 2009
P

AngloGold Ashanti's marketing investment
AngloGold Ashanti remains committed to developing the market for its product. The company's marketing programmes aim to increase the desirability of gold and to sustain and grow demand.
AngloGold Ashanti's subscription fees to the World Gold Council account for the bulk of its marketing expenditure. The company remains involved in independent projects to grow jewellery demand in partnership with companies such as Tanishq
(a subsidiary of the Tata Group) in India. AuDITIONS, the company's own global gold jewellery design competition, promotes improved gold jewellery design and has become a well-recognised corporate marketing tool. See the competition website at
www.goldauditions.com.
The uranium market in 2009
AngloGold Ashanti's uranium production is sold through a combination of spot sales and long-term agreements.
The spot price for uranium oxide (U
3
O
8
) was more stable during 2009 than in 2008. The year opened with a spot price of
$53/lb, then trended down during the beginning of the year to a low of $41.50/lb early in April, before rebounding to a range of $42/lb to $50/lb in the second half of the year. By the end of 2009, U
3
O
8
was at $44.50/lb.
The long-term U
3
O
8
price began 2009 at $70/lb and ended the year at $62/lb. Long-term prices did not show the same fluctuations as spot prices but the decline reflects the spot prices decline over 2008 and some of 2009.
A variety of factors drove the fluctuations in the spot price over the year. Discretionary demand and inventory building stabilised at around $42/lb, with significant volumes bought by Chinese and Indian utilities. Although longer term forward prices have softened, spot-price support has been partly driven by utilities purchasing now for deferred use.
Record volumes of material were traded on the spot market in periods during the year, reflecting a slight shift away from longer term contracting by some utilities.
In 2009, increased production from several major producers, as well as additional sales of US Department of Energy inventory, were absorbed at the lower end of the price band. That said, the price recovery experienced in October appears to have been driven by unplanned production outages at a large facility, which had still to regain full operation by the end of 2009 and which may result in a small tightening of supply in the short to medium term.
However, in the medium to long term there is significant potential for increases in supply through enhanced production at existing facilities, especially with Kazakhstan aiming to continue its production expansion. Further supply increases are likely to come from new discoveries and the development of several significant new concessions.
The increase in demand necessary to absorb higher production over the medium to long term is dominated by the end of the highly enriched uranium deal, together with Chinese and Indian nuclear expansion. Chinese utilities were the largest buyer of material in 2009, and this trend can be expected to continue in 2010 given the country commenced construction of nine reactors in 2009, taking the total under construction to 20.
The silver market in 2009
The silver price appreciated steadily throughout 2009, often in lockstep with the gold price, though it was sometimes more volatile. The silver price achieved a 48% return over 2009 compared with gold’s 24% return.
The silver market has also benefitted from increasing investor interest. During the course of 2009, the silver ETF grew 4,112t or 50%, to end the year at 12,365t.

AngloGold Ashanti Annual Financial Statements 2009
Global exploration
P
114
Global exploration
New Zealand
Sea Field Resources
Countries with exploration
100% AngloGold Ashanti
Strategic alliances
Philippines
Mapawa Area
Solomon Islands
Kele and Mase JV
Saudi Arabia
Gabon
Dome JV
Ogooue
Amiga
Eritrea
DRC
Mongbwalu
Kibali
Egypt
Colombia
Gramalote
La Colosa
Pre 2009 joint ventures
New 2009 joint ventures
Russia
Veduga
China
Jinchanggou
Canada
Kinskuch Option
Superior JV
Baffin Island JV
Brazil
Santana JV
(South Carajas block)
Santana JV
(Campestre block)
Australia
Saxby JV
Tropicana
Viking
Options
Dubai
Mali
Ghana
Guinea
Tanzania
Total exploration expenditure in 2009 amounted to $199.9m, of which $91.6m was spent on greenfield exploration, $80.8m on brownfield exploration and the balance of $27.5m on pre-feasibility and feasibility studies. The main aim of both AngloGold Ashanti’s greenfield and brownfield exploration programmes is to identify new attributable resource ounces of gold.
Locations on maps are for indication purposes only.

AngloGold Ashanti Annual Financial Statements 2009
P

Greenfield exploration
Greenfield exploration activities were undertaken in Australia, China, North and South America, Democratic Republic of the
Congo (DRC), Middle East and North Africa (MENA), Russia, Sub-Saharan Africa and South East Asia during 2009. A total of
183,481m of diamond, reverse circulation, and aircore drilling was completed in testing existing priority targets and in the delineation of new targets in Australia, Colombia, the DRC and Canada.
Greenfield activities in Russia, China, Sub-Saharan Africa, MENA and South East Asia were undertaken predominantly through joint ventures and strategic alliances. The principal objective of the greenfields exploration team is value creation, including the discovery of new long-life, low-cost mines that maximise shareholder value. Discoveries and ground positions that do not meet certain investment criteria will be joint-ventured or divested to maximise the return on investment in exploration.
Country
Greenfields exploration
Metres drilled
expenditure 2009 (%)
2009 (m)
Colombia
34
8,476
Australia
24
171,670
Canada
8
2,227
DRC
11
1,108
China
6
–
Sub-Saharan Africa
3
–
Russia
2
–
Other
7
–
Global support
5
–
Total
100
183,481
In 2010, total exploration expenditure of some $270m is planned, with $86m to be spent on greenfield exploration and $78m allocated to a pre-feasibility studies at La Colosa in Colombia, and feasibility studies at Tropicana in Australia and the Central
Mongbwalu deposit in the DRC and associated expenditures. Of the remaining balance, $91m is planned to be spent on brownfield exploration and $15m in terms of the De Beers joint venture focusing on exploration on the continental shelf.
Strategic context
AngloGold Ashanti’s greenfield exploration strategy is based around building, growing and maintaining a pipeline of projects that are progressed through the stages of exploration, from initial ground selection to discovery, resource definition and drill-out. Exploration is conducted by AngloGold Ashanti in its own right (100%), through joint ventures and strategic alliances.
Important components for new discoveries and effective resource targeting include securing new search spaces, strategic landholdings and a balanced project portfolio.
The current portfolio lies within the target range of 10-20% of the exploration investment in frontier terranes, 60-70% in emerging terranes, with the remainder invested into terranes of known gold endowment. The estimated breakdown for 2009 is illustrated on the next page.

AngloGold Ashanti Annual Financial Statements 2009
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116
Achievements
Significant achievements for 2009 include the successful completion of the pre-feasibility study of the Tropicana-Havana deposit and board approval for a full feasibility study. Regional exploration was advanced over the large Tropicana joint venture and wholly owned AngloGold Ashanti project in the Tropicana Fold Belt.
Significant advances were made in diversifying the geopolitical and terrane risk of AngloGold Ashanti’s greenfield exploration portfolio in 2009. Entry into new jurisdictions was achieved during the course of the year with rapid progress made in the delineation of exploration targets and their advancement to the licence application or drill target definition stage in several countries.
Expansion
The global footprint of greenfield exploration activity underwent significant change in 2009. During the course of the year,
AngloGold Ashanti entered into a number of new joint ventures and strategic alliances in Canada, Brazil, Gabon, the Middle East and North Africa, while downsizing in China and Russia. These new ventures include the Superior joint venture with Laurentian Goldfields and the Baffin Island joint venture with Commander Resources in Canada;
the Thani Ashanti strategic alliance in the Middle East and North Africa with Thani Investments; and the Sub- Saharan Africa
Kele & Mase joint ventures with XDM Resources in the Solomon Islands. AngloGold Ashanti has also re-entered the Sub-
Saharan Africa region via a joint venture with Dome Ventures in Gabon. An exploration alliance was signed in Brazil with
Horizonte Minerals to explore the Santana and Campestre projects.
Impediments
A number of targets for greenfield exploration were missed in 2009, especially those relating to resource drilling and pre-
feasibility studies at La Colosa and Gramalote in Colombia and at Central Mongbwalu in the DRC. The total number of metres drilled in 2009 was significantly lower than in 2008, a result of delays in the approval of the necessary environmental permits in Colombia, the requirement to renegotiate the joint venture terms for the mineral licence in the DRC, the withdrawal from projects in Russia and the rejection of mineral applications in China.
2009 initiatives
Initiatives to enhance the success of the greenfields exploration team included a rigorous assessment of the existing exploration portfolio. The work focussed on establishing what AngloGold Ashanti consider the right percentage balance between frontier, emerging and known geologic terranes. As a consequence the team is well positioned to increase metres drilled on both existing and new projects that are close to and at drill ready stage in 2010.
To further improve the decision making processes in project and portfolio management, the company is moving to a uniform global portfolio management process that will encompass both technical and commercial gating elements.
Emerging
68%
Frontier
20%
Known
12%
Exploration terrane balance
(by % budget allocation)

AngloGold Ashanti Annual Financial Statements 2009
P

Colombia
Greenfield exploration was completed by AngloGold Ashanti and its joint venture partners B2Gold, Glencore
International and Mineros S.A. During 2009 systematic regional exploration for precious and base metals was undertaken over an area of 10,211km
2
. During the year, 110 new targets were field generated with two drilled. Since
2004, the investment in exploration has generated 714 new exploration targets, of which 39 were brought to drill stage and 24 drill tested. Two of these targets are now projects at advanced study stages and contain initial JORC compliant resources of 14.4Moz of gold.
At Gramalote (51% B2Gold, 49% AngloGold Ashanti), the joint venture partners are presently in discussions to define the future of the project.

AngloGold Ashanti Annual Financial Statements 2009
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118
At the wholly owned La Colosa project; AngloGold Ashanti received a resolution on 20 October 2009 from the Ministry of
Environment and Territorial Development, which allowed initiation of exploration permitting procedures before the regional environmental authority Cortolima. Once permits are in place, drilling and pre-feasibility development will be undertaken. Drill preparation work is in progress and further resource and step-out drilling as part of ongoing pre-feasibility studies is scheduled to begin in 2010.
In all, 119 targets were generated by systematic exploration in an area covering 12,110km
2
, on 19,366 km
2
of mineral tenement
contracts and applications in 2009. Three targets were drilled and 21 remain to be drill tested in Colombia.
Canada
AngloGold Ashanti initiated greenfield exploration in several areas of Canada in 2009, both on its own and in joint venture with two Canadian mineral exploration companies, Laurentian Goldfields and Commander Resources. Brief details of each project and its targets are given below.
Superior joint venture (AngloGold Ashanti/Laurentian Goldfields) – the Laurentian Goldfields Superior Province alliance is active in several areas of eastern Canada. Early stage fieldwork is being undertaken by Laurentian on regions considered prospective for gold mineralisation with drilling expected on new targets in 2010 or 2011.
Baffin Island joint venture (AngloGold Ashanti/Commander Resources) – AngloGold Ashanti is earning into a joint venture on
Commander’s Baffin Island properties. Field work completed during 2009 returned encouraging results, on which drilling programmes will be planned for 2010.
Brazil
AngloGold Ashanti initiated new greenfield exploration programmes in Brazil in 2009 and signed a joint venture agreement with a junior mineral exploration company, Horizonte Minerals, to explore two specific areas of the country.
0
500km
N
Colombia
Gramalote
Quebradona
Rio Dulce
La Colosa
Cartagena
Bogotá
Prospect
Town
JV areas
B2Gold
Glencore
Mineros SA
AngloGold Ashanti
Tenure
Application area
Area granted

AngloGold Ashanti Annual Financial Statements 2009
P

Democratic Republic of the Congo
Exploration activities were undertaken on the 7,443km
2
Concession 40 (AngloGold Ashanti 86.22%/OKIMO 13.78%) mineral claim that covers a significant portion of the Kilo greenstone belt, which remains largely unexplored by modern methods. This work comprised mainly regional mapping, soil sampling and data compilation while renegotiation of the joint venture agreement with the government of the DRC and OKIMO continued. It is anticipated that the revised joint venture agreement will be executed in early 2010, following which transfer of titles to the exploration licences to the joint venture company, Ashanti
Goldfields Kilo, will be completed.
All drill holes from the Mongbwalu resource were re-logged and the resource remodelled in preparation for a pre-feasibility study based on an underground mining scenario. A detailed review of the historical data in the general Mongbwalu area was undertaken to assist with future exploration targeting.
In early 2009 assay results were received from all drilling completed at Mongbwalu Central and Adidi South in late 2008. The best intersections received are tabled below.
Interval (m)
Grade (g/t Au)
From (m)
11.6
16.3
80.9
6.9
24.5
69.0
4.3
10.5
118.5
6.0
4.8
151.0
8.9
7.6
88.2
Drilling recommenced in November and a total of 1,108m in 10 diamond holes was completed for metallurgical test work at the Mongbwalu Resource area. Field mapping continued along strike from the Mongbwalu Resource. Field work for the regional greenfields projects recommenced in November 2009 and consisted predominantly of soil sampling and trenching.
N
Lodjo
Nzebi
Mongbwalu
Pluto North
Petsi
Mount Tsi
Bunia West
Bunia
Lake Albert
DRC
0
60km
Prospect
Town
Tenement area

AngloGold Ashanti Annual Financial Statements 2009
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120
Field work was carried out at Lodjo, Camp 3, Petsi and Pluto North. A total of 1,878 soil samples, 195 rock chip and
452 trench and pit samples were collected for the year.
Russia
The dissolution of the joint venture (Zoloto Taigi joint venture) with Polymetal is in progress with divestment of the two exploration and four mining licences under way. This includes completion of the sale of Veduga, subject to conditions precedent.
AngloGold Ashanti expects that the Asacha Mine in Kamchatka, held by AIM listed Trans Siberian Gold in which AngloGold
Ashanti has a 29.74% stake, will start production in the first quarter of 2011. A final round of financing for the last phase of construction (tailings facility, plant assembly, ore development) had almost been completed by the owners at the time of publication.
Gabon
In Gabon, AngloGold Ashanti and its joint venture partners have collectively secured approximately 16,501km
2
of tenements
in an under-explored region considered prospective for gold mineralisation. During 2009, a joint venture was entered into with
Dome ventures over its Mevang and Ndjole licences, representing a combined area of some 4,000km
2
.
AngloGold Ashanti holds the Ogooue prospection permit covering an area of 8,295km
2
. The Mimongo and Koumaneyoung
licences were acquired through acquisition of Amiga SARL from Swala Resources.
0
200km
N
Mitzic
Booue
Lastoursville
Ndjole
Libreville
Lanbarene
Fougamou
Mouila
Gabon
Koumaneyoung licence
Town
Mevang licence
Ndjole licence
Ogooue licence
Mimongo licence

AngloGold Ashanti Annual Financial Statements 2009
P

Middle East and North Africa (MENA)
In June 2009, AngloGold Ashanti and Thani Investments, a privately held UAE-based company, entered into a strategic alliance to explore for and develop precious and base metal deposits in the Arabian Nubian Shield and other parts of the Middle East and North Africa.
The business development and project generation activities of the Thani Ashanti strategic alliance are conducted from Dubai.
During 2009, work has focused on project generation and exploration over specific regions of the highly prospective
Arabian Nubian Shield within Egypt, Eritrea and Saudi Arabia. Exploration conducted by the alliance has commenced on two exploration licences in Egypt.
South East Asia
In the Solomon Islands, AngloGold Ashanti has entered into two joint venture agreements with XDM Resources.
The Kele and Mase joint venture agreements cover an area of 738km
2
and to date in excess of 18 mineralised prospect areas
have been identified. Five of these have returned significant widths of ore-grade mineralisation from trenches and drill holes.
Exploration activities including field mapping, auger soil and rock chip sampling, spectral and petrological studies, have commenced in preparation for drilling in the first quarter of 2010.
China
In China, AngloGold Ashanti’s exploration activities are now limited to the cooperative joint venture over the Jinchanggou group of properties in the province of Gansu, located in western China. Limited trenching over a specific target and detailed infill soil sampling of the tenements was completed in late 2009. The results are currently under review. Elsewhere in China,
AngloGold Ashanti continues to evaluate exploration opportunities.
N
Cairo
Quseir
Luxor
Aswan
Egypt
Exploration licence
Town
0
500km

AngloGold Ashanti Annual Financial Statements 2009
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122
Australia
At the Tropicana joint venture (AngloGold Ashanti 70%, Independence Group NL 30%), the start of the Tropicana feasibility study was approved by the joint venture partners in July 2009. Details on the study’s progress can be found in the following section.
The joint venture focused on exploration targets near the Tropicana-Havana deposits. During the year a total of 3,171 aircore holes were drilled for 127,562m, 281 reverse circulation holes for 36,888m and 46 diamond holes for 7,220m. Systematic surface auger sampling of 30,276 samples were collected and nearly 7,928 line kilometres of aeromagnetic and radiometric surveying, 256 line kilometres of IP surveying and 71 line kilometres of down-hole IP surveying was undertaken.
The best results for the year came from diamond drilling intercepts approximately 550m northeast of the proposed Tropicana pit, including 7m @ 2.1g/t Au from 141m and 14m @ 3.49g/t Au from 176m. Significantly, these intersections from the same hole may represent the faulted northern continuation of the Tropicana orebody. Encouraging results were also obtained to the south of the proposed Havana pit at the Havana South zone and Crouching Tiger prospects. In Havana South, significant intersections included 13m @ 2.37g/t gold from 317m and 21m @ 2.50g/t gold from 202m. Reverse circulation drilling at
Crouching Tiger intersected 8m @ 2.83g/t gold from 134m.
In more regional exploration, significant aircore results were returned from Black Dragon, 30km northeast of the
Tropicana–Havana resource, including 4m @ 0.6g/t gold from 40m. At Tumbleweed, 10km north of Tropicana, aircore drilling returned 8m @ 0.81g/t gold from 56m. These results confirm the anomalous zones identified by previous significant aircore intersections and extend the size potential of the targets. At Voodoo Child, 50km north of Tropicana, aircore drilling intersected
17m @ 2.25g/t gold from 3m. Infill aircore drilling and follow-up reverse circulation drilling are planned for these prospects in 2010.
In addition to the Tropicana joint venture area, which totals approximately 13,788km
2
, AngloGold Ashanti holds 100% of a
substantial land package (11,040km
2
in the Viking area, including 6,200km
2
of granted exploration licences). Viking is
N
Queensland
0
50km
Saxby JV
Application tenure
Granted tenure
0
400km
Western
Australia
Town
Prospect
Tropicana JV
Application tenure
Granted tenure
Viking
Application tenure
Granted tenure
Laverton
Kalgoorlie
Esperance
Viking
Tropicana JV
Voodoo Child
Black Dragon
Tumbleweed
Tropicana
Havana
Screaming Lizard
Kamikazi
Rusty Nail
Beachcomber
Australia
Laverton
Normanton
Queensland
Western
Australia
Tropicana
Saxby

AngloGold Ashanti Annual Financial Statements 2009
P

southwest of the Tropicana joint venture within the Albany-Fraser foreland tectonic setting that hosts the Tropicana deposit.
Surface geochemical sampling continued throughout the year for a total of 10,390 samples and an airborne magnetic-
radiometric survey was completed for 38,909 line kilometres.
The Tropicana joint venture and the Viking project extend over 600km of strike parallel to the Albany Fraser orogen, located at the boundary of the Yilgarn and Mawsom Cratons. The 5Moz Tropicana discovery, as well as numerous prospects identified by AngloGold Ashanti suggest that the Tropicana belt is emerging as a significant new gold province.
AngloGold Ashanti completed the purchase of the interests and rights of Anglo American Exploration Australia in the
830km
2
Saxby joint venture with Falcon Minerals Limited in northwest Queensland. Gravity (105 line kilometres), airborne magnetic-radiometric (7,436 line kilometres) and infill SQUID electromagnetic (37 line kilometres) surveying was completed to assist drill target definition.
AngloGold Ashanti-De Beers joint venture
AngloGold Ashanti Limited and the De Beers Group of Companies announced the formation of a joint venture to undertake initial exploration and to ultimately mine for gold and other minerals and metals from the ocean floor. This excludes diamonds, unless these occur together with other target minerals and metals. The joint venture’s activities will focus on marine deposits located in, or adjacent to, the area between the high water mark and the edge of the continental shelf on a worldwide basis.
The establishment of this joint venture will allow AngloGold Ashanti to take advantage of the opportunity of partnering with a world leader in the field of marine exploration and mining with a view to exploring and mining of the target minerals from deposits located on the continental shelf.
The joint venture has established a technical services company (AuruMar) to be jointly owned by AngloGold Ashanti and
De Beers Marine. AngloGold Ashanti’s commitment under the agreement is to sole fund the joint venture and AuruMar until the completion of an initial exploration period of at least three consecutive sampling seasons as approved and budgeted for prior to 31 December 2012, or the date upon which AngloGold Ashanti has funded a total amount of
$40m, whichever is achieved first. Upon conclusion of this period, AngloGold Ashanti will have earned equivalent interests to
De Beers in all the sub-joint venture opportunities pursued under the joint venture. AngloGold Ashanti and De Beers will seek to secure majority interests for the joint venture in any sub-joint venture that involves a third party.
Initial work continues in New Zealand to complete the sonic drill rig and the launch and recovery system (LARS) as assets of
AuruMar. Drilling scheduled to start in the first quarter of 2010. Initial drilling will target potential gold deposits off the west coast of the South Island, New Zealand.

AngloGold Ashanti Annual Financial Statements 2009
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124
Pre-feasibility and feasibility studies
Australia
The pre-feasibility study on the Tropicana Gold Project in Australia was completed during June 2009 and a decision was taken by AngloGold Ashanti and its joint venture partner to proceed with a full bankable study. AngloGold Ashanti is currently undertaking this study and seeking environmental approvals for open pit mining on behalf of the joint venture partner.
Tropicana, with a potentially greater than 5Moz gold Mineral Resource, represents a significant new discovery in a new gold district, about 300km east of Kalgoorlie. Should development of the project proceed, the mine is expected to produce an average of between 330,000oz and 410,000oz a year, at a total cash cost of between A$590/oz Au and A$710/oz Au, over a 10-year initial life. There is potential to increase the Mineral Resource and mine life through additional drilling at the nearby
Havana South and other prospects.
The joint venture partners have agreed to report the Tropicana Gold Study’s Ore Reserve based on the outcomes of the pre-feasibility study. The Ore Reserve is based on the pre-feasibility study Measured, Indicated and Inferred Mineral
Resource estimate of 75.3Mt grading 2.07g/t gold for 5.01Moz. The Ore Reserve is based on pit optimisation at an assumed $900/oz gold price and 0.85 A$/US$ exchange rate. The proved and probable Ore Reserve above the estimated break-even cut-off grade of 0.7g/t gold for oxide and transitional materials and 0.8g/t gold for fresh material on a 100% basis as at the 31 December 2009 is:
Classification
Tonnes
Grade
Contained gold
Contained gold
(Mt)
(g/t)
(t)
(Moz)
Proved
22
2.4
53
1.7
Probable
23
2.1
50
1.6
Total
45
2.3
103
3.3
On a 70% attributable basis, the Ore Reserve totals 32Mt grading 2.3g/t gold for 2.3Moz. The mining inventory utilised for assessment in the pre-feasibility study includes additional Inferred Mineral Resource within the open pit design for Tropicana and Havana. Consistent with internationally recognised codes for the reporting of the Mineral Resource and Ore Reserve, the
Inferred Mineral Resource are not part of the Ore Reserve.

AngloGold Ashanti Annual Financial Statements 2009
P

Drilling and an update of the Mineral Resource model as part of the feasibility study has been completed and the estimate is currently being internally and independently reviewed and audited. A close-spaced drilling programme was completed within the Havana Mineral Resource to simulate grade control drilling. Results from this drilling confirm the Mineral Resource interpretation and the continuity of mineralisation. The data will be further analysed to validate the Mineral Resource model and to optimise grade control and mining selectivity.
Work on updating the pit designs, mining schedules and reserve for the feasibility study has commenced. Tendering for contract mining is in progress, with owner mining costs to be updated.
A comprehensive metallurgical test work programme for the feasibility study has been substantially completed. Results confirm the processing flowsheet selected from the pre-feasibility study of primary and secondary crushing, high pressure grinding rolls followed by conventional carbon-in-leach. A number of engineering studies have been undertaken to optimise the plant, operating and capital costs, and operating performance. The major aspects of the plant design and engineering will occur in early 2010.
Geotechnical studies for the mine access road and tailings storage facility are in progress and will be utilised as inputs for refining designs and developing feasibility-level cost estimates.
Feasibility
The eight-week public review period for the Tropicana Gold Project environmental impact assessment closed in late November
2009 with a limited number of submissions received. The Tropicana joint venture is currently consulting with the organisations that made submissions and is developing a formal response to the submissions, which will be provided to the office of the
Environmental Protection Authority. The Environmental Protection Authority will provide a recommendation on the project approval and conditions to the Western Australia Minister for the Environment. The approval and conditions are subject to public appeal.
Brownfields exploration
Brownfields exploration, was undertaken around the globe at most current operations, with the most success having been achieved in South Africa, Mali, Guinea and the United States. The brownfields exploration programme for 2009 was aimed at replacing ounces at current operations and successfully added a total of 3.5Moz to the company Mineral Resource.
Argentina
At Cerro Vanguardia, the exploration programme continued with Mineral Resource delineation drilling and reconnaissance drilling. Significant drilling was completed on underground targets and a full underground study is currently under way. In the
El Volcan project area, initial exploration started with sampling, mapping and geological reconnaissance work completed. A detailed aeromagnetic survey of the sector started in the last quarter, with some interesting structural trends identified. The survey was delayed by an unfortunate helicopter incident which damaged the probe.
Australia
At the Sunrise Dam, exploration focused on infill drilling within the existing Mega Pit and continuing to extend the underground
Mineral Resource. The in-pit drilling confirmed that mineralisation beneath the Sunrise shear and Midway shear zones continues up-dip and may provide the opportunity for an internal cutback on the eastern side of the Mega Pit. Further underground drilling has identified extensions to the high-grade Cosmo, Astro, Dolly and GQ lodes. Additional investigations on the extensions to high-grade gold mineralisation, that lie open below 1km vertical, continues.
In addition, exploration for satellite pits in the surrounding district continued at Golden Delicious, the paleochannel, Neville and
Wilga (Chalice 100%; AngloGold Ashanti earning 75%) prospects.
Brazil
At the Córrego do Sítio Sulphide Project, drilling continued with 6,505m drilled from surface and 15,682m drilled from underground. The drilling was aimed at defining and converting the three main ore zones. A total of 4,718m of underground development was completed. For extensions of Córrego do Sítio into São Bento, a further 23,426m of surface drilling was completed. At the Lamego project, 19,838m of surface drilling and 3,000m underground drilling was completed. A total of
4,368m of underground development was completed.

AngloGold Ashanti Annual Financial Statements 2009
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126
At Serra Grande, the main targets for 2009 were Pequizão, Fiuca, Cajuerio and Palmeiras. The Devidrill system, which allows many deflections to be drilled off a single hole without the use of steel wedges, was successfully tested. The use of this system is expected to save drilling metres and reduce the environmental damage by restricting drill site clearance.
Ghana
At Obuasi, drilling for the Deeps project below 50 level continued with the areas below KMS and Adansi Shafts being targeted from 50 level. This drilling was stopped in the third quarter as the results of flooding. The drill sites on 50 level are still to be rehabilitated. Active exploration continued above 50 level.
At Iduapriem, drilling for the year consisted of Mineral Resource Conversion drilling at Ajopa and it was completed in the first quarter.
Guinea
At Siguiri in Guinea, exploration focused on in-fill drilling within the area of the central pits. During the year all the central deposits were built into a combined geological and grade model and exploration was initiated to prove up potential economic extensions. This drilling took place adjacent to and between the Bidini, Sanu-Tinti, Sorofe, Tubani, Kalamagna, Kozan and
Kami pits.
Diamond drilling continued to investigate the fresh rock potential below the Kosise, Bidini, Sanu Tinti and Kami pits.
Extension drilling to the Sintroko Project, based on anomalous soil sampling and previous drilling, was done to the north, east and west of the main deposit. An additional 500m of Inferred Mineral Resource was defined.
Geochemical soil sampling continued in Block 1 to the north and north-east of current mining operations and east of the Sintroko.
The Komatigiuya target, a 1,000m soil anomaly, was discovered by the sampling and represents a significant new discovery.
IP Geophysical equipment arrived on site and a test self-potential survey over Sintroko South was completed. Results are promising with IP anomalies co-incident with known mineralisation. Future surveys will include Toubani and the rest of the
Sintroko area.
Mali
At Morila, exploration stopped in the second quarter after follow-up drilling based on the revised geological model proved unsuccessful.
At Sadiola, exploration activity focused on drilling the area around the FE4 pit where mineralisation was extended along strike and into the gap between FE3 and FE4. The Sadiola Deeps infill drilling recommenced in December.
A high-resolution aeromagnetic and radiometric survey was completed over the Sadiola and Yatela mining lease areas.
At Yatela, an intensive programme aimed at extending the mining into 2010 continued during the year. Significant success was achieved along the edges of the Yatela Main pit, Yatela North and Alamoutala. Drilling will continue in 2010.
Namibia
At Navachab, Mineral Resource conversion drilling was completed at Gecko. Further Mineral Resource conversion and extension drilling was completed around the Main pit, the hanging wall sheeted vein system and North Pit 2 footwall veins.
Regional exploration continued with drilling in the Gecko Valley, which is targeted at joining the Central and Southern areas.
Drilling was also started on the Klipspringer, Steenbok and Starling targets. A gradient IP survey was completed over the
Anomaly 16 prospect. The results indicate the potential for significant sulphide mineralisation.
South Africa
In South Africa, surface drilling continued in the Project Zaaiplaats area. MMB5 continued drilling for the entire year. Deflection 7 is now being drilled to intersect the Vaal Reef. MZA9 continued drilling and is currently drilling deflection 23. The first reef intersection is now expected in the second quarter of 2010. The long deflection from MGR6 continued drilling and the hole is currently at a depth of 2,397m. The Vaal Reef is expected to be intersected in the third quarter of 2010. Progress on MGR8 was slowed by poor ground conditions. The hole is currently at 3,020m and a reef intersection is anticipated in the first quarter of 2010.

AngloGold Ashanti Annual Financial Statements 2009
P

In the Western Ultra Deep Levels area, UD51 started drilling in the first quarter and intersected a partly artesian fracture system which has significantly reduced the advance. The hole is currently at a depth of 2,796m and a Ventersdorp Contact Reef intersection is expected in the second quarter of 2010.
Tanzania
At Geita, for the first two quarters extension and infill drilling continued at Star and Comet, Chipaka and Kalondwa Hill. Initial
aircore drilling was conducted over Matandani NW and Nyamalembo. Regional target generation work was completed and
41 targets identified for follow up.
In the third quarter, the focus of the exploration activities was revised and concentrated on three activities: ground geophysical surveys, a core re-logging programme of the Central Thrust Ramp ore zones and the infill drilling programme for Nyankanga
Cut 7 and Geita Hill. The latter programme was brought forward from 2010, in order to bring the corresponding Mineral
Resource to Indicated and to reduce risk in the plan. The infill drilling programme at Nyankanga Cut 7 was completed in
December. A total of 16,727m was drilled. Logging and sampling will be completed in first quarter of 2010.
United States
At Cripple Creek & Victor, extension drilling at Squaw Gulch and North Cresson continued during the year.
Drilling and studies continued to quantify the potential of the high grade Mineral Resource particularly in the east of the Cresson deposit. Metallurgical testing of high grade material is underway and further metallurgical test drilling has been planned.

AngloGold Ashanti Annual Financial Statements 2009
Mineral Resource and Ore Reserve – a summary
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128
Mineral Resource and
Ore Reserve - a summary
The Mineral Resource and Ore Reserve are reported in accordance with the minimum standards described by the Australasian Code for Reporting of Exploration Results,
Mineral Resources and Ore Reserves (JORC Code, 2004 Edition), and also conform to the standards set out in the South African Code for the Reporting of Exploration Results,
Mineral Resources and Mineral Reserves (The SAMREC Code, 2007 edition). The Mineral
Resource is inclusive of the Ore Reserve component unless otherwise stated.
Mineral Resource
When the 2008 Mineral Resource is restated to exclude the sale of Boddington (11.9Moz) and include the purchase of Kibali (10.1Moz), the Mineral Resource is reduced from 241.0Moz to 239.2Moz. The total Mineral Resource decreased from 239.2Moz in 2008 to 226.7Moz in December 2009. A year-on-year decrease of 6.3Moz occurred before the subtraction of depletion and a decrease of 12.5Moz after the subtraction of depletion.
It should be noted that changes in economic assumptions from 2008 to 2009 resulted in the Mineral Resource decreasing by 2.8Moz whilst exploration and modelling resulted in an increase of 3.5Moz. The remaining loss of
6.9Moz resulted from various other reasons. Depletions from the Mineral Resource for 2009 totalled 6.2Moz.

AngloGold Ashanti Annual Financial Statements 2009
P

Mineral Resource
Moz
Mineral Resource as at 31 December 2008
241.0
Sale of Boddington
(11.9)
Acquisition of Kibali
10.1
Restated 2008 Mineral Resource
239.2
Reductions
Obuasi
Predominantly due to changes in the underground Mineral Resource models and a re-assessment of the surface Mineral Resource.
This reduction does not impact on the Ore Reserve.
(7.8)
Vaal River Surface (VRGO)
Reductions due to lower uranium price
(3.2)
Geita
Predominantly due to depletion, model updates and increase in costs
(1.4)
Kibali
Conversions of Inferred to an Indicated Mineral Resource resulted in losses
(1.2)
West Wits Surface
Reductions due to lower uranium price
(1.2)
Other
Total of non-significant changes
(4.0)
Additions
Moab Khotsong
Gains due to exploration resulting in increase in confidence and grades
2.2
Other
Total of non-significant changes
4.1
Mineral Resource as at 31 December 2009
226.7
Rounding of numbers may result in computational discrepancies
The price assumptions used in the Mineral Resource table has been disclosed in the Mineral Resource and Ore Reserve Report 2009
Ore Reserve
When the 2008 Ore Reserve is restated to exclude Boddington (6.7Moz) and include Kibali (2.5Moz), the 2008 Ore Reserve is reduced from 74.9Moz to 70.7Moz. Using the restated figure, the AngloGold Ashanti Ore Reserve increased from 70.7Moz in 2008 to 71.4Moz in December 2009. A year-on-year increase of 6.0Moz (8%) occurred before the subtraction of 5.2Moz for depletion, resulting in an increase of 0.8Moz (1%) after the subtraction of depletion.
It should be noted that changes in the economic assumptions from 2008 to 2009 resulted in the Ore Reserve increasing by
3.2Moz while exploration and modelling resulted in a further increase of 2.7Moz.
Ore Reserve
Moz
Ore Reserve as at 31 December 2008
74.9
Sale of Boddington
(6.7)
Acquisition of Kibali
2.5
Restated 2008 Ore Reserve
70.7
Reductions
Great Noligwa
Northern portion of mine was removed from plan to ensure profitability
(1.0)
Kopanang
Reduction due to mine design changes plus slightly lower MCF, as well as changes in geological structure, facies and evaluation model
(0.7)
Cripple Creek & Victor
Adjustment due to heap leach reconciliation issues
(0.6)
Other
Total of non-significant changes
(2.3)
Additions
Tropicana
First Ore Reserve reported for Tropicana – based on
enhanced pre-feasibility study and owner mining
2.3
Kibali
New acquisition (2.5Moz) and underground Ore Reserve additions (1.7Moz)
1.7
Sadiola
Deep Sulphides Ore Reserve included and ownership
increased from 38% to 41%
1.0
Other
Total of non-significant changes
0.4
Ore Reserve as at 31 December 2009
71.4
Rounding of numbers may result in computational discrepancies
The price assumptions used in the Ore Reserve table has been disclosed in the Mineral Resource and Ore Reserve Report 2009

AngloGold Ashanti Annual Financial Statements 2009
Mineral Resource and Ore Reserve – a summary
P
130
By-products
Several by-products are recovered as a result of the processing of gold Ore Reserve. These include 17,000t of uranium oxide from the South African operations, 409,000t of sulphur from Brazil and 34.9Moz of silver from Argentina. Details of by-product
Mineral Resource and Ore Reserve are given in the Mineral Resource and Ore Reserve Report 2009*.
External audit of Mineral Resource
During the course of the year and as part of the rolling audit programme, AngloGold Ashanti’s 2009 Mineral Resource at the following operations were submitted for external audit by the Australian-based company Quantitative Group (QG):
•
Carbon leader at Mponeng, TauTona and Savuka mines
•
Navachab – Main Pit
•
Geita – Nyankanga
•
Obuasi – KMS Deep
•
Siguiri – Project Area 1
•
Sadiola – Deep Sulphides
•
Sunrise Dam – Underground
•
Brasil Mineração – Cuiabá
The company has been informed that the audit identified no material shortcomings in the process by which AngloGold
Ashanti's Mineral Resource were evaluated. It is the company's intention to continue this process so that each of its operations will be audited, on average, every three years.
Competent persons
The information in this report relating to exploration results, Mineral Resource and Ore Reserve is based on information compiled by the Competent Persons. These individuals are identified in the expanded Mineral Resource and Ore Reserve
Report 2009*. The Competent Persons consent to the inclusion of Exploration Results, Mineral Resource and Ore Reserve
information in this report, in the form and context in which it appears.
During the past decade, the company has developed and implemented a rigorous system of internal and external reviews of
Exploration Results, Mineral Resource or Ore Reserve. A documented chain of responsibility exists from the Competent
Persons at the operations to the company's Mineral Resource and Ore Reserve Steering Committee. Accordingly, the
chairman of the Mineral Resource and Ore Reserve Steering Committee, VA Chamberlain, MSc (Mining Engineering), BSc
(Hons) (Geology), MGSSA, MAusIMM, assumes responsibility for the Mineral Resource and Ore Reserve processes for
AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities.
* A detailed breakdown of Mineral Resource and Ore Reserve is provided in the Mineral Resource and Ore Reserve Report
2009, which is available on or about 26 March 2010 on the AngloGold Ashanti website (www.anglogoldashanti.com), from where it may be downloaded as a PDF file using Adobe Acrobat Reader. The report is also available in printed format on request from the AngloGold Ashanti offices at the addresses given at the back of the Annual Financial Statements.

AngloGold Ashanti Annual Financial Statements 2009
P

Mineral Resource by country (attributable)
Contained
Contained
Tonnes
Grade
gold
gold
as at 31 December 2009
Category
Million
g/t
Tonnes
Moz
South Africa
Measured
30.37
14.18
430.77
13.85
Indicated
300.55
7.59
2,281.63
73.36
Inferred
42.24                     13.51
570.45                     18.34
Total                                           373.16
8.80
3,282.85
105.55
Namibia
Measured
17.24                       0.78
13.46                      0.43
Indicated
66.84                       1.24
82.57                       2.65
Inferred                                         18.53
1.07
19.92
0.64
Total
102.60                      1.13
115.95                      3.73
Democratic Republic
Measured
–
–
–
–
of the Congo
Indicated
59.17
3.29
194.93
6.27
Inferred
31.82                       4.61
146.79                       4.72
Total                                             90.99
3.76
341.72
10.99
Ghana Measured
80.21
4.98
399.77
12.85
Indicated                                       72.39
3.86
279.66
8.99
Inferred                                         98.44
3.88
382.02
12.28
Total                                            251.04
4.23
1,061.45
34.13
Guinea
Measured
36.58                       0.68
24.73                       0.80
Indicated
130.15                       0.85
110.34                       3.55
Inferred
78.22                       0.89
69.85                       2.25
Total
244.95                       0.84
204.92                        6.59
Mali
Measured
18.34                       1.46
26.86                       0.86
Indicated
37.23                       1.82
67.80                       2.18
Inferred
20.89                       1.77
36.94                        1.19
Total                                             76.46
1.72
131.59
4.23
Tanzania Measured
–
–
–
–
Indicated
87.70                        3.46
303.46                        9.76
Inferred
13.03                       4.04
52.63                       1.69
Total                                           100.73
3.54
356.10
11.45
Australia
Measured
34.10                       1.87
63.60                       2.04
Indicated
38.83                       2.88
111.97                       3.60
Inferred
15.34                       3.01
46.13                      1.48
Total
88.26                       2.51
221.69                      7.13
United
States Measured
280.80                       0.82
231.03                      7.43
Indicated
194.55                       0.73
142.71                      4.59
Inferred
73.12                       0.73
53.58                      1.72
Total                                           548.46
0.78
427.31
13.74
Argentina
Measured
12.00                       1.78
21.37                      0.69
Indicated
22.70                       3.38
76.62                      2.46
Inferred
6.16                       3.71
22.82                      0.73
Total
40.85                       2.96
120.81                      3.88
Brazil
Measured
11.24                       6.49
72.93                     2.34
Indicated
15.16                       6.02
91.28                      2.93
Inferred
30.53                       6.76
206.35                      6.63
Total                                              56.93
6.51
370.56
11.91
Colombia Measured
–
–
–
–
Indicated
15.16                       0.93
14.18                       0.46
Inferred                                       402.51
1.00
401.40
12.91
Total                                           417.67
0.99
415.57
13.36
Total Measured 520.88
2.47
1,284.51
41.30
Indicated                                  1,040.43
3.61
3,757.14
120.79
Inferred                                      830.81
2.42
2,008.87
64.59
Total                                        2,392.12
2.95
7,050.53
226.68
Rounding of numbers may result in computational discrepancies

Exclusive Mineral Resource* by country (attributable)
Contained
Contained
Tonnes
Grade
gold
gold
as at 31 December 2009
Category
Million
g/t
Tonnes
Moz
South Africa
Measured
22.89
14.34
328.17
10.55
Indicated
100.15
11.48
1,149.86
36.97
Inferred                                         21.11
15.73
332.07
10.68
Total                                            144.15
12.56
1,810.10
58.20
Namibia Measured
7.39
0.59
4.34
0.14
Indicated
34.43
1.19
40.99
1.32
Inferred                                        18.53
1.07
19.92
0.64
Total                                             60.35
1.08
65.24
2.10
Democratic Republic
Measured
–
–
–
–
of the Congo
Indicated
30.46
2.18
66.28
2.13
Inferred                                        31.82
4.61
146.79
4.72
Total                                             62.28
3.42
213.07
6.85
Ghana Measured
27.08
5.05
136.86
4.40
Indicated
34.89
3.99
139.29
4.48
Inferred                                        53.62
3.86
206.88
6.65
Total                                           115.58
4.18
483.02
15.53
Guinea Measured
3.75
0.78
2.93
0.09
Indicated
45.56
0.86
39.30
1.26
Inferred                                        78.22
0.89
69.85
2.25
Total                                           127.52
0.88
112.07
3.60
Mali Measured
4.86
0.79
3.85
0.12
Indicated
20.27
1.58
32.05
1.03
Inferred                                         20.89
1.77
36.94
1.19
Total                                             46.02
1.58
72.84
2.34
Tanzania Measured
–
–
–
–
Indicated
43.22
3.21
138.72
4.46
Inferred                                        13.03
4.04
52.63
1.69
Tota                                            l 56.24
3.40
191.35
6.15
Australia Measured
1.70
1.36
2.32
0.07
Indicated
13.11
3.00
39.34
1.26
Inferred                                        15.34
3.01
46.13
1.48
Total                                             30.15
2.91
87.79
2.82
United States
Measured
180.98
0.77
138.73
4.46
Indicated
148.15
0.69
101.53
3.26
Inferred                                        68.65
0.74
50.77
1.63
Total                                           397.78
0.73
291.04
9.36
Argentina Measured
2.29
3.08
7.06
0.23
Indicated
16.04
2.17
34.80
1.12
Inferred                                          6.16
3.71
22.82
0.73
Total                                             24.49
2.64
64.68
2.08
Brazil Measured
4.31
6.41
27.63
0.89
Indicated
8.20
5.77
47.29
1.52
Inferred                                         29.45
6.81
200.66
6.45
Total                                             41.96
6.57
275.57
8.86
Colombia
Measured
–
–
–
–
Indicated
15.16
0.93
14.18
0.46
Inferred                                       402.51
1.00
401.40
12.91
Total                                           417.67
0.99
415.57
13.36
Total Measured
255.24
2.55
651.88
20.96
Indicated
509.64
3.62
1,843.61
59.27
Inferred                                       759.32
2.09
1,586.84
51.02
Total                                         1,524.20
2.68
4,082.34
131.25
AngloGold Ashanti Annual Financial Statements 2009
Mineral Resource and Ore Reserve – a summary
P

* The Exclusive Mineral Resource excludes the Ore Reserve component
Rounding of numbers may result in computational discrepancies

AngloGold Ashanti Annual Financial Statements 2009
P

Ore Reserve by country (attributable)
Contained
Contained
Tonnes
Grade
gold
gold
as at 31 December 2009
Category
Million
g/t
Tonnes
Moz
South
Africa
Proved
8.80                       8.13
71.60                       2.30
Probable                                      213.96
4.16
890.80
28.64
Total                                            222.76
4.32
962.40
30.94
Namibia
Proved
9.85                       0.93
9.12                       0.29
Probable
32.40                        1.28
41.42                       1.33
Total
42.25                       1.20
50.55                       1.63
Democratic Republic
Proved
–
–
–
–
of the Congo
Probable
28.71
4.48
128.65
4.14
Total
28.71                       4.48
128.65                       4.14
Ghana
Proved
40.29                       3.36
135.34                       4.35
Probable
51.31                       4.66
239.31                       7.69
Total                                             91.60
4.09
374.65
12.05
Guinea
Proved
30.83                       0.64
19.59                       0.63
Probable
87.85                       0.86
75.99                       2.44
Total
118.67                       0.81
95.58                       3.07
Mali
Proved
9.24                      1.99
18.35                       0.59
Probable
18.96                      2.02
38.32                       1.23
Total                                             28.21
2.01
56.67
1.82
Tanzania Proved
–
–
–
–
Probable
47.36                       3.33
157.57                       5.07
Total                                             47.36
3.33
157.57
5.07
Australia
Proved
23.63                       2.24
53.00                      1.70
Probable
25.72                        2.82
72.63                       2.34
Total
49.35                       2.55
125.63                       4.04
United
States Proved
99.82                       0.92
92.29                       2.97
Probable
46.40                       0.89
41.17                       1.32
Total
146.22                       0.91
133.47                       4.29
Argentina
Proved
10.76                       1.37
14.78                      0.48
Probable
9.64                       4.53
43.66                      1.40
Total
20.40                       2.86
58.44                      1.88
Brazil
Proved
6.67                      5.90
39.37                      1.27
Probable
7.30                      5.37
39.21                      1.26
Total                                             13.97
5.63
78.28
2.53
Total Proved                                                                            239.89
1.89
453.45
14.58
Probable                                      569.61
3.11
1,768.73
56.87
Total                                            809.50
2.75
2,222.19
71.44
Rounding of numbers may result in computational discrepancies

AngloGold Ashanti Annual Financial Statements 2009
Directors and management
P
134
Board of directors
and executive management
Executive directors
Mr M Cutifani (51) (Australian), BE (Min. Eng)
Chief Executive Officer
Mark Cutifani was appointed to the board of AngloGold Ashanti on 17 September 2007 and as Chief Executive Officer
on 1 October 2007. He is chairman of the Executive Committee and a member of the Transformation and Human
Resources Development, Safety, Health and Sustainable Development, and Investment committees.
Mark has considerable experience in gold mining, having been associated with the industry since 1976. Prior to joining
AngloGold Ashanti, he held the position of chief operating officer at CVRD Inco, a Toronto-based company, where he was responsible for Inco's global nickel business.
Mr S Venkatakrishnan (Venkat) (44) (British), BCom, ACA (ICAI)
Chief Financial Officer
Venkat joined AngloGold Ashanti on 1 July 2004 from Ashanti Goldfields Company Limited (Ashanti) where he was
Chief Financial Officer until that company's merger with AngloGold Limited in May 2004. He was appointed to the board on 1 August 2005, is a member of the Executive and Investment committees and is invited to attend meetings of the Audit and Corporate Governance Committee. He is a member of the Treasury Committee, a sub-committee of the Audit and Corporate Governance Committee.
Venkat has extensive financial experience, having been a director in the reorganisation services division of Deloitte
& Touche in London prior to joining Ashanti in 2000.

AngloGold Ashanti Annual Financial Statements 2009
P

Non-executive directors
Mr RP Edey (67) (British), FCA
Chairman and independent non-executive
Russell Edey was appointed to the board of AngloGold Ashanti on 1 April 1998, deputy chairman on 11 December 2000 and chairman on 1 May 2002. Based in the United Kingdom, he is a non-executive director of Old Mutual plc, a member of the
Counseil de Surveillance of Paris Orleans SA and a non-executive director of a number of companies within the NM Rothschild
Group. Russell is chairman of the Investment and Nominations committees and a member of the Audit and Corporate
Governance, and Remuneration committees. Russell will be retiring from the board at the conclusion of the annual general meeting to be held in May 2010.
Dr TJ Motlatsi (58) (South African), Hon DSoc Sc (Lesotho)
Deputy chairman and independent non-executive
James Motlatsi was appointed to the board of AngloGold Ashanti on 1 April 1998 and deputy chairman on 1 May 2002. He is chairman of the Transformation and Human Resources Development, and the Party Political Donations committees and a member of the Safety, Health and Sustainable Development, Nominations and Remuneration committees.
James has substantial experience in and knowledge of the mining industry in general and of South Africa in particular. His association with the industry in South Africa spans more than 30 years in various positions including that of past president of the National Union of Mineworkers. He is the executive chairman of TEBA Limited, a service organisation primarily responsible for the recruitment of mineworkers for the South African mining industry.
Mr FB Arisman (65) (American), MSc (Finance)
Independent non-executive
Frank Arisman joined the board of AngloGold Ashanti on 1 April 1998. He serves on four board committees: Transformation and Human Resources Development, Audit and Corporate Governance, Nominations and Remuneration. He is a member of the Treasury Committee, a sub-committee of the Audit and Corporate Governance Committee. Since 2008, he has chaired the Financial Analysis Committee, a special purpose committee of the board set up to consider the funding needs of
AngloGold Ashanti.
Frank, who resides in the USA, has a rich background in management and finance through his experiences at
JP Morgan where he held various positions prior to his retirement.
Mr WA Nairn (65) (South African), BSc (Mining Engineering)
Independent non-executive
Bill Nairn has been a member of the board of AngloGold Ashanti since 1 January 2000 and chairs the Safety, Health and
Sustainable Development Committee and is a member of four other committees: Transformation and Human Resources
Development, Investment, Party Political Donations and Nominations. Bill, a mining engineer, has considerable technical experience, having been the group technical director of Anglo American plc until 2004 when he retired from the company. Having completed the three-year cooling period, Bill is now considered an independent non-executive director of AngloGold Ashanti.
Prof LW Nkuhlu (65) (South African), BCom, CA (SA), MBA (New York University)
Independent non-executive
Wiseman Nkuhlu was appointed to the board on 4 August 2006. He has been the chairman of the Audit and Corporate
Governance Committee since 5 May 2007, having served as deputy chairman from 4 August 2006. He also serves as a member of the Nominations, Party Political Donations and Remuneration committees. In addition, he is the chairman of the
Treasury Committee, a sub-committee of the Audit and Corporate Governance Committee. Wiseman, a respected South
African academic, educationist, professional and business leader, served as Economic Adviser to the former President of
South Africa, Mr Thabo Mbeki, and as Chief Executive of the Secretariat of the New Partnership for Africa's Development
(NEPAD) from 2000 to 2005. From 1989 to 2000, he served as a director on a number of major South African companies, including Standard Bank, South African Breweries, Old Mutual, Tongaat Hulett, BMW and JCI. Wiseman was President of the
South African Institute of Chartered Accountants from 1998 to 2000 and Principal and Vice Chancellor of the University of
Transkei from 1987 to 1991. He is also a member of the board of Datatec Limited. He was elected President of the Geneva-
based International Organization of Employers (IOE) in May 2008 for a period of two years. He is a member of the Financial
Crisis Advisory Group of the International Accounting Standards Board (IASB) and the Financial Accounting Standards Board
(FASB).

AngloGold Ashanti Annual Financial Statements 2009
Directors and management
P
136
Mr SM Pityana (50) (South African), BA (Hons) (Essex), MSc (London); Dtech (Honoris)
(Vaal University of Technology)
Independent non-executive
Sipho Pityana joined the board of AngloGold Ashanti on 13 February 2007 and assumed the chairmanship of the
Remuneration Committee on 1 August 2008. He is a member of the Safety, Health and Sustainable Development, Party
Political Donations, Investment, Nominations and the Transformation and Human Resources Development committees. Sipho has extensive experience in management and finance, and has occupied strategic roles in both the public and private sectors, including that of Director General of the national departments of both labour and foreign affairs. He was formerly a senior executive of Nedbank Limited and is currently the executive chairman of Izingwe Holdings (Proprietary) Limited, a local empowerment group and a significant investor in mining, engineering, infrastructure and logistics, and AngloGold Ashanti’s
BEE partner. He serves as a non-executive director on the boards of several other South African companies.
Executive management
Dr CE Carter (47), BA (Hons), DPhil, EDP
Executive Vice President – Business Strategy and Human Resources
Charles Carter has worked in the mining industry in South Africa and the United States since 1991, in a range of corporate roles with Anglo American Corporation, RFC Corporate Finance and AngloGold Ashanti. He was appointed Executive Vice
President – Business Strategy in December 2007 and is responsible for corporate strategy and business planning, risk management and investor relations. On 17 November 2009, he assumed additional responsibility for the group’s Human
Resources function.
Mr RN Duffy (46), BCom, MBA
Executive Vice President – Continental Africa
Richard Duffy joined Anglo American in 1987 and in 1998 was appointed executive officer and managing secretary of AngloGold. In
November 2000, he was appointed head of business planning and in 2004 assumed responsibility for all new business opportunities globally. In April 2005, this role was expanded to include greenfields exploration. He was appointed to the Executive Committee in
August 2005. Richard was appointed as Executive Vice President – Africa in July 2008.
Mr GJ Ehm (53), BSc Hons, MAusIMM, MAICD
Executive Vice President – Tanzania
Graham Ehm has, since 1979, gained diverse experience in mine operations and project management, covering the nickel, phosphate, copper, uranium and gold sectors. He was appointed General Manager Sunrise Dam Gold Mine in 2000, Regional
Head – Australia in 2006 and Executive Vice President – Australasia in December 2007. He assumed his current role as
Executive Vice President – Tanzania on 1 June 2009.
Mr RW Largent (49), BSc (Min. Eng), MBA
Executive Vice President – Americas
Ron Largent has been with AngloGold Ashanti since 1994. He has served on the Board of Directors for the Colorado Mining
Association, California Mining Association and Nevada Mining Association. In 2001, he was appointed general manager of the
Cripple Creek & Victor Gold Mine and took up his current role as Executive Vice President – Americas in December 2007.

AngloGold Ashanti Annual Financial Statements 2009
P

Mr RL Lazare (53), BA, HED, DPLR, SMP
Executive Vice President – South Africa
Robbie Lazare joined Anglo American Gold and Uranium Division in 1982, working in a variety of management posts until 1999 when he was appointed general manager of TauTona. In December 2004, he was appointed an executive officer with responsibility for South African operations and in July 2008, Executive Vice President – Human Resources. From 17 November 2009, Robbie
was assigned to lead a strategy review of the South African operations and is now responsible for the South Africa region.
Mr MP Lynam (48), BEng (Mech)
Senior Vice President – Finance and Treasury
Mark Lynam joined the Anglo American group in 1983 and has been involved in the hedging and treasury areas since 1990.
In 1998, he joined AngloGold as treasurer and was appointed an executive officer in May 2004. He was appointed Senior Vice
President – Finance and Treasury in July 2008.
Mr AM O'Neill (58), BSc (Mining Engineering), MBA
Executive Vice President – Business and Technical Development
Tony O’Neill joined AngloGold Ashanti in July 2008 as Executive Vice President – Business and Technical Development, having consulted to the company prior to this on its asset portfolio strategy. His extensive career in mining since 1978 included the roles of executive – operations at Newcrest Mining Limited and executive general manager for gold at Western Mining
Corporation.
Mr TML Setiloane (50), FAE, BSc (Mech Eng)
Executive Vice President – Business Sustainability
Thero Setiloane joined AngloGold in May 2003 from Real Africa Holdings, where he had been an executive director. He is the chairman of Rand Refinery Limited. He was appointed an executive officer and a member of AngloGold Ashanti's Executive
Committee in February 2006 and as Executive Vice President – Sustainability in December 2007.
Ms YZ Simelane (44), BA LLB, FILPA, MAP
Senior Vice President – Corporate Affairs
Yedwa Simelane joined AngloGold in November 2000 from the Mineworkers' Provident Fund where she was the senior manager of the Fund. She was appointed an executive officer in May 2004 and Vice President – Government Relations in July
2008. In November 2009, she was appointed Senior Vice President – Corporate Affairs.
Mr NW Unwin (57), BA
Executive Vice President – Corporate Services
Nigel Unwin joined Anglo American as a human resources trainee in 1974 and spent 18 years in operations and corporate roles. He then worked in the retail sector (clothing, footwear, textiles and accessories) for seven years before joining AngloGold in 1999 as an executive officer. Following the acquisition of Acacia Resources by AngloGold at the end of 1999, he managed the integration of the two companies in Australia before taking over the human resources and information technology portfolios in 2001. He was appointed Executive Vice President – Corporate Services in July 2008.
Company secretary
Ms L Eatwell (55), FCIS, FCIBM
Lynda Eatwell joined AngloGold in 2000 as assistant company secretary and was appointed company secretary in December
2006. She is responsible for ensuring compliance with statutory and corporate governance requirements and the regulations of the stock exchanges on which AngloGold Ashanti is listed.

AngloGold Ashanti Annual Financial Statements 2009
Group information
P
138
Group information
AngloGold Limited was founded in June 1998 with the consolidation of the gold mining interests of Anglo American. The company, AngloGold Ashanti as it is now, was formed on 26 April 2004 following the business combination between AngloGold and Ashanti
Goldfields Company Limited. AngloGold Ashanti is currently the third-largest gold producer in the world.

AngloGold Ashanti Annual Financial Statements 2009
P

Current profile
AngloGold Ashanti Limited, headquartered in Johannesburg, South Africa, is a global gold company with a portfolio of long-
life, relatively low-cost assets and differing orebody types in key gold producing regions. The company's 21 operations are located in 10 countries (Argentina, Australia, Brazil, Ghana, Guinea, Mali, Namibia, South Africa, Tanzania and the United
States of America), and are supported by extensive exploration activities. The combined proved and probable Ore Reserves of the group amounted to 71.4Moz as at 31 December 2009.
The primary listing of the company's ordinary shares is on the JSE in South Africa. Its ordinary shares are also listed on stock exchanges in London, Paris and Ghana, as well as being quoted in Brussels in the form of International Depositary Receipts
(IDRs), in New York in the form of American Depositary Shares (ADSs), in Australia, in the form of Clearing House Electronic
Subregister System Depositary Interests (CDIs) and in Ghana, in the form of Ghanaian Depositary Shares (GhDSs).
AngloGold Ashanti Limited (Registration number 1944/017354/06) was incorporated in the Republic of South Africa in 1944 under the name of Vaal Reefs Exploration and Mining Company Limited and operates under the South African Companies Act
61 of 1973, as amended.
History and significant developments of the company
Below are highlights of key corporate activities from 1998:
1998
•
Formation of AngloGold Limited through the consolidation of East Rand Gold and Uranium Company Limited; Eastvaal Gold
Holdings Limited; Southvaal Holdings Limited; Free State Consolidated Gold Mines Limited; Elandsrand Gold Mining
Company Limited; H.J. Joel Gold Mining Company Limited and Western Deep Levels Limited into a single, focused, independent, gold mining company. Vaal Reefs Exploration and Mining Company Limited (Vaal Reefs), the vehicle for the consolidation, changed its name to AngloGold Limited and increased its authorised share capital, effective 30 March 1998.
1999
•
Acquisition of non-controlling shareholders interest in Driefontein Consolidated Limited (17%); Anmercosa Mining (West
Africa) Limited (100%); Western Ultra Deep Levels Limited (89%); Eastern Gold Holdings Limited (52%); Erongo Mining and
Exploration Company Limited (70%);
•
Purchased Minorco's gold interests in North and South America; and
•
Acquisition of Acacia Resources in Australia.
2000
Acquired:
•
a 40% interest in the Morila mine in Mali from Randgold Resources Limited;
•
a 50% interest in the Geita mine in Tanzania from Ashanti Goldfields Company Limited (Ashanti); and
•
a 25% interest in OroAfrica, South Africa's largest manufacturer of gold jewellery.
2001
•
AngloGold sold the Elandsrand and Deelkraal mines to Harmony Gold Mining Company Limited (Harmony); disposed of its interests in No. 2 Shaft Vaal River Operations to African Rainbow Minerals (ARM) and made an unsuccessful take-over bid for Normandy Mining Limited.
2002
•
Sold the Free State assets to ARM and Harmony; and
•
Acquired an additional 46.25% of the equity, as well as the total loan assignment, of Cerro Vanguardia SA from Pérez
Companc International SA, thereby increasing its interest in Cerro Vanguardia to 92.5%.

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140
2003
•
Disposed of its wholly owned Amapari project to Mineração Pedra Branca do Amapari;
•
Sold its 49% stake in the Gawler Craton joint venture, including the Tunkillia project located in South Australia to Helix
Resources Limited;
•
Sold its interest in the Jerritt Canyon joint venture to Queenstake Resources USA Inc;
•
Disposed of its entire investments in East African Gold Mines Limited and in Randgold Resources Limited; and
•
Purchased a portion of the Driefontein mining area in South Africa from Gold Fields Limited.
2004
•
Sold its Western Tanami project to Tanami Gold NL in Australia;
•
Concluded the business combination with Ashanti Goldfields Company Limited, at which time, the company changed its name to AngloGold Ashanti Limited;
•
Acquired the remaining 50% interest in Geita as a result of the business combination;
•
AngloGold Holdings plc, a subsidiary of AngloGold, completed an offering of $1bn principal amount 2,375% convertible bonds, due 2009, and guaranteed by AngloGold Ashanti;
•
Acquired a 29.8% stake in Trans-Siberian Gold plc;
•
Sold its Union Reefs assets to the Burnside joint venture, comprising subsidiaries of Northern Gold NL (50%) and Harmony
(50%);
•
Sold its entire interest in Ashanti Goldfields Zimbabwe Limited to Mwana Africa Holdings (Proprietary) Limited;
•
Sold its 40% equity interest in Tameng Mining and Exploration (Pty) Limited of South Africa (Tameng) to Mahube
Mining (Pty) Limited; and
•
Subscribed for a 12.3% stake in the expanded issued capital of Philippines explorer Red 5 Limited.
2005
•
Substantially restructured its hedge book in January 2005;
•
Signed a three-year $700m revolving credit facility;
•
Disposed of exploration assets in the Laverton area in Australia;
•
Disposed of its La Rescatada project to ARUNANI SAC, a local Peruvian corporation;
•
Acquired an effective 8.7% stake in China explorer, Dynasty Gold Corporation; and
•
The Director-General of Minerals and Energy notified AngloGold Ashanti in August 2005 that its application for the new order mining rights in terms of the South African Mineral and Petroleum Resources Development Act had been granted.
2006
•
Raised $500m through an equity offering;
•
Acquired two exploration companies, Amikan and AS APK, from TSG as part of the company's initial contribution towards its strategic alliance with Polymetal;
•
Formed a new company with B2Gold (formerly Bema Gold) to jointly explore a select group of mineral opportunities located in northern Colombia, South America;
•
AngloGold Ashanti (U.S.A.) Exploration Inc, International Tower Hill Mines Ltd (ITH) and Talon Gold Alaska, Inc. (Talon), a
wholly owned subsidiary of ITH, entered into an Asset Purchase and Sale and Indemnity Agreement whereby AngloGold
Ashanti sold to Talon a 100% interest in six Alaskan mineral exploration properties and associated databases in return for an approximate 20% interest in ITH. AngloGold Ashanti has the option to increase or dilute its stake in these projects, subject to certain conditions;
•
Disposed of its entire business undertaking related to the Bibiani mine and Bibiani North prospecting permit to Central
African Gold plc;
•
Entered into a 50:50 strategic alliance with Russian gold and silver producer, OAO Inter-Regional Research and Production
Association Polymetal (Polymetal), in terms of which Polymetal and AngloGold Ashanti would co-operate in exploration and the acquisition and development of gold mining opportunities within the Russian Federation; and
•
Implemented an empowerment transaction with two components: the development of an employee share ownership plan
(ESOP) and the acquisition by Izingwe Holdings (Proprietary) Limited (an empowerment company) of an equity interest in
AngloGold Ashanti.

AngloGold Ashanti Annual Financial Statements 2009
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2007
•
Acquired the non-controlling interests previously held by the Government of Ghana (5%) and the International Finance
Corporation (10%) in the Iduapriem and Teberebie mines;
•
Anglo American plc sold 69.1 million ordinary shares of AngloGold Ashanti, thereby reducing Anglo American's shareholding in AngloGold Ashanti from 41.8% to 16.6%; and
•
Announced the successful closing of a $1.15bn syndicated revolving credit facility.
2008
•
Issued 69,470,442 ordinary shares in a fully subscribed rights offer;
•
Announced significant exploration results at the 100% owned La Colosa;
•
Acquired Golden Cycle Gold Corporation through the issue of 3,181,198 ordinary shares, resulting in Cripple Creek & Victor becoming a wholly-owned subsidiary;
•
Sold entire holding in Nufcor International Limited and cancelled 1 million pounds of outstanding uranium contracts;
•
Acquired São Bento Gold Company Limited through the issue of 2,701,660 ordinary shares with the ultimate result of doubling production from the Córrego do Sítio project;
•
Entered into a $1bn term facility agreement to be used to redeem the $1bn convertible bonds due February 2009; and
•
AngloGold Ashanti implemented a hedge restructure programme.
2009
•
Sold its 33.33% joint venture interest in the Boddington Gold Mine to Newmont Mining Corporation;
•
Entered into an agreement with Simmer & Jack Mines Limited to sell the Tau Lekoa Mine and adjacent project areas;
•
AngloGold Ashanti repaid its $1bn convertible bonds;
•
Anglo American plc sells its remaining shareholding to Paulson & Co. Inc.;
•
Entered into a strategic alliance with Thani Dubai Mining Limited to explore, develop and operate mines across the Middle
East and parts of North Africa;
•
AngloGold Ashanti issues $732.5m, 3.5% convertible bonds, due 2014;
•
Issued 7,624,162 ordinary shares and raised a total of $284m through an equity offering;
•
Acquired an effective 45% interest in the Kibali gold project in the Democratic Republic of the Congo;
•
Entered into a joint venture with the De Beers Group of Companies to explore for, and ultimately mine gold and other minerals and metals, excluding diamonds, on marine deposits;
•
Increased the holding in the Sadiola Gold Mine from 38% to 41%; and
•
AngloGold Ashanti continued to manage its hedge book in accordance with its hedge reduction programme.
For full details of major corporate developments that occurred during 2009 and subsequent to year-end, refer to ‘Significant events during the year under review and subsequent to year-end’ in the Directors' report on page 196.

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142
The regulatory environment
enabling AngloGold Ashanti
to mine
AngloGold Ashanti's rights to own and exploit Mineral Reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties on which these reserves and deposits are situated.
In several of the countries in which AngloGold Ashanti operates there are, in some cases, certain restrictions on the group's ability to independently move assets out of these countries and/or transfer assets within the group, without the prior consent of the local government or minority shareholders involved.

AngloGold Ashanti Annual Financial Statements 2009
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Southern Africa
South Africa
In October 2002, the President of South Africa assented to the Mineral and Petroleum Resources Development Act (MPRDA),
which had been passed by the Parliament of South Africa in June 2002 and came into effect on 1 May 2004. The objects of the Act are, among other things, to allow for state sovereignty over all mineral and petroleum resources in the country, to promote economic growth and the development of these resources and to expand opportunities for the historically disadvantaged. The object is also to ensure security of tenure for the respective operations concerning prospecting, exploration, mining and production. By virtue of the provisions of the MPRDA, the state ensures that holders of mining and prospecting rights contribute to the socio-economic development of the areas in which they are operating.
The Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry (the Mining Charter)
developed out of the MPRDA. The Mining Charter committed all stakeholders in the mining industry to transfer ownership of
26% of their assets to black or historically disadvantaged South Africans (HDSAs) within 10 years. In addition, the government indicated that it would issue a Mining Charter Scorecard (Scorecard) against which companies could gauge their empowerment credentials as well as engineering innovative ways of assisting business to meet the empowerment criteria. The fact that the Mining Charter enjoyed the full support of the mining houses, South African government and the unions, gives it great credibility and improves its chances for success in the long run.
The objectives of the Mining Charter are to:
•
promote equitable access to the nation's Mineral Resource by all the people of South Africa;
•
substantially and meaningfully expand opportunities for HDSAs, including women, to enter the mining and minerals industry and to benefit from the exploitation of the nation's Mineral Resources;
•
use the existing skills base for the empowerment of HDSAs;
•
expand the skills base of HDSAs in order to serve the community;
•
promote employment and advance the social and economic welfare of mining communities and the major labour-sending areas; and
•
promote beneficiation of South Africa's mineral commodities.
The Scorecard was envisaged to function as an administrative tool only and not as a legislative one. The objective of the
Scorecard was to find a practical framework for the Minister to assess whether a company actually measured up to what was intended by the MPRDA and the Mining Charter.
On 29 April 2009, as required by section 100(1)(b) of the MPRDA, the Minister published the Codes of Good Practice for the
South African Mineral Industry (the Code). The purpose of the Code is to set out administrative principles in order to enhance the implementation of the Mining Charter and the MPRDA. The Code is to be read in combination with the Mining Charter and other legislation relating to the measurement of the socio-economic transformation in the South African mining industry.
AngloGold Ashanti currently holds ten mining rights in South Africa, seven of which have been successfully converted, executed and registered as new order mining rights at the Mineral and Petroleum Titles Office (MPRTO). Two old order mining rights are still awaiting conversion by the Department of Mineral Resources (DMR), and one right has been executed, awaiting registration in the MPRTO. The deadline for the conversion process from old to new order rights was the end of April 2009.
AngloGold Ashanti also holds one prospecting right for which a renewal application is pending. Three pending prospecting right applications have been submitted to the DMR and one application has been successfully executed, registration of which at the MPRTO is currently awaited. AngloGold Ashanti is also in the process of preparing a mining permit application for the recovery of sand which will be submitted to the DMR.
A prospecting right will be granted to a successful applicant for a period not exceeding five years. Prospecting rights may only be renewed once for a period not exceeding three years. Furthermore, the MPRDA provides for a retention period after prospecting of up to three years with one renewal up to two years, subject to certain conditions.

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144
A mining right will be granted to a successful applicant for a period which may not exceed 30 years. Mining rights may be renewed for additional periods, each of which may not exceed 30 years at a time.
The MPRDA Amendment Act has been signed by the State President, and published, but is not yet in effect. The purpose of the Act is to amend the MPRDA so as to make the Minister the responsible authority for the implementing of environmental matters in terms of the National Environmental Management Act, 1998 (NEMA) and specific environmental legislation as it relates to prospecting, mining, exploration, production and related activities incidental thereto on the prospecting, mining, exploration or production area; to align the MPRDA Act with the NEMA in order to provide for one environmental management system; to remove ambiguities in certain definitions; to add functions to the Regional Mining Development and Environmental
Committee; to amend transitional arrangements so as to further afford statutory protection to certain existing old order rights;
and to provide for matters connected therewith.
AngloGold Ashanti applied for and has been granted a Refining Licence at the South African Diamond and Precious Metals
Regulator.
Namibia
Mineral rights in Namibia vest in the State. In order to prospect or mine, the Ministry of Mines and Energy initially grants an exclusive prospecting licence and on presentation of a feasibility study, a mining licence is then granted taking into account the ability of the company, including its mining, financial and technical capabilities, rehabilitation programmes and payment of royalties. The relevant licence was granted to AngloGold Namibia (Pty) Ltd in respect of its mining and prospecting activities in Namibia. The current 15-year mining licence expires in October 2018.
Continental Africa
Democratic Republic of the Congo
The mining industry in the Democratic Republic of the Congo (DRC) is regulated primarily by the Mining Code enacted in July
2002 and its ancillary regulations, the Mining Regulations promulgated in March 2003. The Mining Code, which repealed the
Mining Code of April 1981, vests the Minister of Mines with the authority for the granting, refusal, suspension and termination of mineral rights. Mineral rights may be granted in the form of exploration permits which are granted for an initial period of four years and mining permits which are granted for an initial period of 30 years. An exploration permit may, at any time before expiry, be transformed partially into a mining licence or a small scale mining permit. Exploitation permits are granted following successful completion of exploration and satisfaction of the requirements necessary for the grant of such permit including approval of an environmental impact study and an environmental management plan. The holder of a mining permit is required to commence development and mine construction within three years of the grant of a mining permit, and failure of which may lead to forfeiture or payment of penalties. A permit holder must comply with specific rules relating to, among others, protection of the environment, cultural heritage, health and safety, construction and infrastructure planning.
Mining and exploration activities are required to be undertaken so as to affect, as little as possible, the interests of lawful occupants of land and surface rights holders including their customary rights. The exercise of mineral rights by title holders which effectively deprives and/or interferes with the rights of occupants and surface rights holders requires payment of fair compensation by the mineral title holder.
The Mining Code provides for the taxes, charges, royalties and other fees payable to the treasury by a mining title holder in respect of its activities. The Mining Code also provides for a level of fiscal stability. Existing tax, customs, exchange and benefits applicable to mining activities are guaranteed to remain unchanged for a period of 10 years in favour of a mining title holder in the event that amendment of the Mining Code results in less favourable payment obligations.
Regarding protection and enforcement of rights acquired under an exploration or mining permit, the Mining Code provides, depending on the nature of a dispute or threat, administrative, judicial and national or international arbitral recourses.
AngloGold Ashanti holds the majority stake and is the operator of Ashanti Goldfields Kilo (AGK), an exploration and mining joint venture with Offices des Mines d’or de Kilo – Moto (OKIMO), a DRC governmental mining agency, AGK is engaged in exploration activities in the north eastern DRC.

AngloGold Ashanti Annual Financial Statements 2009
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Following a review undertaken by a commission appointed by the DRC government to review all mining contracts entered into by mining companies with DRC parastatal mining agencies, AngloGold Ashanti is currently engaged in finalising with OKIMO renegotiation of the mining joint venture and related agreements of AGK. AGK’s existing contractual arrangements, which were concluded under the repealed 1981 legislation, will be replaced by new and restated agreements that conform or reflect the provisions of the current Mining Code of the DRC.
AngloGold Ashanti also holds an effective 45% stake in the Kibali gold project located in north eastern DRC. The Kibali gold project, located in northeastern DRC, is operated by Randgold Resources and owned by Randgold Resources (45%), AngloGold
Ashanti (45%) and OKIMO (10%), which stake represents the interest of the DRC government in the Kibali gold project.
Ghana
The Constitution of Ghana as well as the Minerals and Mining Act, 2006 (Act 703) (the Act) provide that all minerals in Ghana in their natural state are the property of the State and title to them is vested in the President on behalf of and in trust for the people of Ghana, with rights of prospecting, recovery and associated land usage being granted under licence or lease.
The grant of a mining lease by the Minister of Mines is normally subject to parliamentary ratification unless the mining lease falls into a class of transactions exempted by Parliament.
Control of mining companies
The Minister of Mines has the power to object to a person becoming or remaining a '’shareholder controller'’, a '’majority shareholder controller'’ or an '’indirect controller'’ of a company which has been granted a mining lease if he considers that the public interest would be prejudiced by the person concerned becoming or remaining such a controller.
The Act provides for stability agreements as a mechanism to ensure that the incentives and protection afforded by laws in force at the time of the stability agreement are guaranteed for 15 years. A stability agreement is subject to ratification by
Parliament.
Prior to the business combination between AngloGold and Ashanti in April 2004, AngloGold and the government of Ghana agreed the terms of a stability agreement to govern certain aspects of the fiscal and regulatory framework under which
AngloGold Ashanti would operate in Ghana following the implementation of the business combination. The stability agreement necessitated the amendment of the Obuasi Mining Lease which had been ratified by Parliament.
Under the stability agreement, the government of Ghana agreed:
•
to extend the term of the mining lease relating to the Obuasi mine until 2054 on terms existing prior to the business combination;
•
to maintain for a period of 15 years, the royalties payable by AngloGold Ashanti with respect to its mining operations in
Ghana at a rate of 3% per annum of the total revenue from minerals obtained by AngloGold Ashanti from such mining operations;
•
to ensure that the income tax rate would be 30% for a period of fifteen years. The agreement was amended in December
2006 to make the tax rate equal to the prevailing corporate rate for listed companies;
•
that a sale of AngloGold Ashanti's or any of its subsidiaries' assets located in Ghana remains subject to the government's approval;
•
to permit AngloGold Ashanti and any or all of its subsidiaries in Ghana to retain up to 80% of their exportation proceeds in foreign currencies offshore, or if such foreign currency is held in Ghana, to guarantee the availability of such foreign currency;
and
•
to retain its special rights (Golden Share) under the provisions of the Mining Act pertaining to the control of a mining company, in respect of its assets and operations in Ghana.
Further, the Government of Ghana agreed that AngloGold Ashanti's Ghanaian operations will not be adversely affected by any new enactments or orders, or by changes to the level of payments of any customs or other duties relating to mining operations, taxes, fees and other fiscal imports or laws relating to exchange control, transfer of capital and dividend remittance for a period of 15 years after the completion of the business combination. AngloGold Ashanti submits that it is not subject to this, however, for fiscal years 2009 and 2010, the government, through the National Fiscal Stabilization Act 2009 (Act 785), has imposed a 5%
levy on all profits before tax for mining companies as a temporary measure to raise additional revenue to meet critical expenditures, while maintaining government’s fiscal objectives.

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146
Retention of foreign earnings
AngloGold Ashanti's operations in Ghana are permitted to retain 80% of their foreign exchange earnings in such an account.
In addition, the company has permission from the Bank of Ghana to retain and use, outside of Ghana, dollars required to meet payments to the company's hedge counterparts which cannot be met from the cash resources of its treasury company.
Localisation policy
A detailed programme must be submitted for the recruitment and training of Ghanaians with a view to achieving 'localisation', which is the replacement of expatriate personnel by Ghanaian personnel. In addition, the holder must give preference to
Ghanaian products and personnel, to the maximum extent possible, consistent with safety, efficiency and economies.
Except as otherwise provided in a specific mining lease, all immovable assets of the holder under the mining lease vest in the
State on termination, as does all moveable property that is fully depreciated for tax purposes. Moveable property that is not fully depreciated is to be offered to the State at the depreciated cost. The holder must exercise his rights subject to such limitations relating to surface rights as the Minister of Mines may prescribe.
Mining properties
Obuasi
The current mining lease for the Obuasi area was granted by the Government of Ghana on 5 March 1994. It grants mining rights to land with an area of approximately 334 square kilometres in the Amansie East and Adansi West districts of the Ashanti region for a term of 30 years from the date of the agreement. In addition, the application for a mining lease over the adjacent
140 square kilometres has also been granted, resulting in the total area under mining lease conditions increasing to
474 square kilometres, (the Lease Area). The company is required to pay rent to the Government of Ghana (subject to review every five years, when the rent may be increased by up to 20%) at a rate of approximately $5 per square kilometre and such royalties as are prescribed by legislation, including royalties on timber felled within the Lease Area. The Government of Ghana agreed to extend the term of the mining lease relating to the Obuasi mine until 2054. The mining lease was formally ratified by Parliament on 23 October 2008.
Iduapriem and Teberebie
Iduapriem has title to a 33 square kilometre mining lease granted on 19 April 1989 for a period of 30 years. The terms and conditions of the lease are consistent with similar leases granted in respect of the Obuasi mining lease. Teberebie has two leases, one granted in February 1998 for a term of 30 years, and another granted in June 1992 for a term of 26 years.
Guinea
In Guinea, all mineral substances are the property of the state. Mining activities are primarily regulated by the Mining Code,
1995. The right to undertake mining operations can only be acquired by virtue of one of the following mining titles: surveying permit, small-scale mining licence, mining prospecting licence, mining licence or mining concession.
The holders of mining titles are guaranteed the right to dispose freely of their assets and to organise their enterprises as they wish, the freedom to engage and discharge staff in accordance with the regulations in force, free movement of their staff and their products throughout Guinea and freedom to dispose of their products in international markets.
The group's Guinea subsidiary, Société Ashanti Goldfields de Guinée SA (SAG), has title to the Siguiri mining concession area which was granted on 11 November 1993 for a period of 25 years. The agreement provides for an eventual extension/renegotiation after 23 years for such periods as may be required to exhaust the economic Ore Reserve.
At Siguiri, the original area granted of 8,384 square kilometres was reduced to a concession area of four blocks totalling 1,495 square kilometres.
SAG has the exclusive right to explore and mine in the remaining Siguiri concession area for an additional 22-year period from
11 November 1996 under conditions detailed in a Convention de Base which predates the new Guinea Mining Code.
Key elements of the Convention de Base are that:
•
the Government of Guinea holds a 15% free-carried or non-contributory interest; a royalty of 3% based on a spot gold price of less than $475/oz, and 5% based on a spot gold price above $475/oz, as fixed on the London Gold Bullion Market, is

AngloGold Ashanti Annual Financial Statements 2009
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payable on the value of gold exported; a local development tax of 0.4% is payable on gross sales revenue; salaries of expatriate employees are subject to a 10% income tax; mining goods imported into Guinea are exempt from all import taxes and duties for the first two years of commercial production; and
•
SAG is committed to adopt and progressively implement a plan for the effective rehabilitation of the mining areas disturbed or affected by operations.
The Convention de Base is subject to early termination if both parties formally and expressly agree to do so, if all project activities are voluntarily suspended for a continuous period of eight months or are permanently abandoned by our subsidiary or if SAG goes into voluntary liquidation or is placed into liquidation by a court of competent jurisdiction.
In addition to the export tax payable to the Government of Guinea, a royalty on production may be payable to the International
Finance Corporation (IFC) and to Umicore SA, formerly Union Miniere (UM). Pursuant to the option agreement between UM and Golden Shamrock Mines Limited (GSM), a royalty on production may be payable to UM by Chevaning Mining Company
Limited (CMC) or GSM, which payment obligation has been assigned to AngloGold Ashanti (Ghana) Limited, on a sliding scale of between 2.5% and 7.5%, based on the spot gold price per ounce of between $350 and $475/oz, subject to indexing from
1 January 1995, to a cumulative maximum of $60m. In addition, under the terms of the restructuring agreement with the IFC, a sliding scale royalty on production may be payable to the IFC calculated on the same basis, but at half the rate payable to
UM, to a maximum of $7.8m. The royalty payable to the IFC was fully discharged in January 2008.
Mali
Mineral rights in Mali are governed by Ordinance No. 99-32/P-RM of 19 August 1999 enacting the mining code, as amended by 013/2000/P-RM of 10 February 2000 and ratified by Law No. 00-011 of 30 May 2000 (the Mining Code), and Decree
No. 99-255/P-RM of 15 September 1999 implementing the Mining Code.
Prospecting activities may be carried out under prospecting authorisations (autorisation de prospection) which is an exclusive right for an individual or corporate entity to carry out prospecting activities over a given area for a period of three years renewable without a reduction in the area of the authorisation. Research activities may be carried out under research permits
(permis de recherché). The latter are granted to corporate entities only by order of the Minister in charge of Mines. Research permits are granted for a period of three years, renewable twice for additional three-year periods. Each renewal of the research permit requires a relinquishment of 50% of the area covered by such permit. The entity applying for such a permit must provide proof of technical and financial capabilities.
An exploitation permit (permis d'exploitation) is required to mine a deposit located within the area of a prospecting authorisation or a research permit. The exploitation permit grants exclusive title to prospect, research and exploit the named substances for a maximum period of 30 years renewable three times for an additional 10 years. The exploitation permit is granted only to the holder of an exploration permit or of a prospecting authorisation and covers only the area covered by the exploration permit or the prospecting authorisation. An application must be submitted to the Minister in charge of Mines and to the National Director of Mines.
As soon as the exploitation permit is granted, the holder of the exploitation permit must incorporate a company under the law of
Mali. The holder of the permit will assign the permit for free to this company. The State will have a 10% free carry interest. This interest will be converted into priority shares and the State's participation will not be diluted in the case of increasing the capital.
Applications for exploitation permits must contain various documents attesting to the financial and technical capacity of the applicant, a detailed environmental study in respect of the impact of the project on the environment, a feasibility study, and a bank deposit. The permit is granted by decree of the Head of Government. A refusal to grant a permit may only be based on two grounds: insufficient evidence to support the exploitation of the deposit and/ or a failure of the environmental study.
Applications for prospecting authorisations and research permits must contain various documents attesting to the financial and technical capacity of the applicant, a detailed works and cost programme, a map defining the area which is being requested and the geographical coordinates thereof, the exact details relating to the identity of the applicant and evidence of the authority of the signatory of the application. Such titles are granted by ministerial order. Any refusal to grant such titles shall be notified by letter from the Minister in charge of Mines to the applicant.

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148
The mining titles mentioned above all require an establishment convention (convention d'etablissement) to be signed by the
State and the titleholder defining their rights and obligations. A standard form of such establishment convention has been approved by decree of the Head of Government.
AngloGold Ashanti has interests in Morila, Sadiola and Yatela, all of which are governed by establishment conventions covering exploration, mining, treatment and marketing in a comprehensive document. These documents include the general conditions with regard to exploration (work programme, fiscal and customs regime) and exploitation (formation of a local limited liability company and mining company, state shareholdings, the fiscal and customs regime during construction and exploitation phases, exchange controls, marketing of the product, accounting regime, training programmes for local labour, protection of the environment, reclamation, safety, hygiene and settlement of disputes).
As the establishment conventions contain stabilisation clauses, the mining operations carried out by the AngloGold Ashanti entities in Mali are subjected to the provisions of the previous mining codes of 1970 and 1991 but also, for residual matters, to the provisions of the Mining Code of 1999.
AngloGold Ashanti has complied with all applicable requirements and the relevant permits have been issued. Morila, Sadiola and Yatela have 30-year permits which expire in 2029, 2024 and 2030, respectively.
Tanzania
Mineral rights in the United Republic of Tanzania are governed by the Mining Act of 1998 (the Act), and the Mining Regulations,
1999 and property and control over minerals are vested in the United Republic of Tanzania. Prospecting for the mining of minerals, except petroleum, may only be conducted under authority of a mineral right granted by the Ministry of Energy and
Minerals under this Act.
The three types of mineral rights most often encountered, which are also those applicable to AngloGold Ashanti, are:
•
prospecting licences;
•
retention licences; and
•
mining licences.
A prospecting licence grants the holder thereof the exclusive right to prospect in the area covered by the licence for all minerals, other than building materials and gemstones, for a period of three years. Thereafter, the licence is renewable for two further periods of renewal of two years each. On each renewal of a prospecting licence, 50% of the area covered by the licence must be relinquished. Before application is made for a prospecting licence with an initial prospecting period (a prospecting licence), a prospecting licence with a reconnaissance period (a prospecting reconnaissance) may be applied for a maximum area of 5,000 square kilometres. This is issued for a period of two years after which a three-year prospecting licence is applied for. A company applying for a prospecting licence must, inter alia, state the financial and technical resources available to it. A retention licence can also be requested from the minister, after the expiry of a prospecting licence period, for reasons ranging from funds to technical considerations.
Mining is carried out through either a mining licence or a special mining licence, both of which confer on the holder thereof the exclusive right to conduct mining operations in or on the area covered by the licence. A mining licence is granted for a period of 10 years and is renewable for a further period of 10 years. A special mining licence is granted for a period of
25 years or for the estimated life of the orebody, whichever is shorter, and is renewable for a further period of 25 years. If the holder of a prospecting licence has identified a mineral deposit within the prospecting area, which is potentially of commercial significance but cannot be developed immediately for reasons of technical constraints, adverse market conditions or other economic factors of a temporary character, it can apply for a retention licence which will entitle the holder thereof to apply for a special mining licence when it sees fit to proceed with mining operations.
A retention licence is valid for a period of five years and is thereafter renewable for a single period of five years. A mineral right may be freely assigned by the holder thereof to another person or entity by notifying the Commissioner for Minerals, except for a mining licence, which must have the approval of the Ministry to be assigned. However, this approval requirement for the assignment of a mining licence will not apply if the mining licence is assigned to an affiliate company of the holder or to a financial institution or bank as security for any loan or guarantee in respect of mining operations.

AngloGold Ashanti Annual Financial Statements 2009
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A holder of a mineral right may enter into a development agreement with the Ministry to guarantee the fiscal stability of a long-
term mining project and make special provision for the payment of royalties, taxes, fees and other fiscal imposts.
AngloGold Ashanti has complied with all applicable requirements and the relevant licences, which have been issued for
25 years, expiring in 2024.
Australasia
Australia
In Australia, with few exceptions, all onshore mineral rights are reserved by the government of the relevant state or territory.
Exploration for and mining of minerals is regulated by general mining legislation and controlled by the mining ministry of each respective state or territory.
Where native title has not been extinguished, native title legislation may apply to the grant of tenure and some subsequent administrative processes. Federal and state Aboriginal heritage legislation also operates to protect special sites and areas from disturbance, although to date there has not been any adverse impact on any of AngloGold Ashanti's operating properties.
AngloGold Ashanti's operating properties are located in the state of Western Australia. The most common forms of tenure are exploration and prospecting licences, mining leases, miscellaneous licences and general purpose leases. In most Australian states, if the holder of an exploration licence establishes indications of an economic mineral deposit and complies with the conditions of the grant, the holder of the exploration licence has a priority right against all others to apply for a mining lease which gives the holder exclusive mining rights with respect to minerals on the property.
It is possible for an individual or entity to own the surface of the property and for another individual or entity to own the mineral rights. Typically, the maximum initial term of a mining lease is 21 years, and the holder has the right to renew the lease for an additional 21 years. Subsequent renewals are granted at the discretion of the respective state or territory's minister responsible for mining rights. Mining leases can only be assigned with the consent of the relevant minister.
Government royalties are payable as specified in the relevant legislation in each state or territory. A general purpose lease may also be granted for one or more of a number of permitted purposes. These purposes include erecting, placing and operating machinery and plant in connection with mining operations, depositing or treating minerals or tailings and using the land for any other specified purpose directly connected with mining operations.
AngloGold Ashanti owns the mineral rights and has 21-year term mining leases with rights of renewal to all of its mining areas in Australia, including its proportionate share of joint venture operations. Both the group and its joint venture partners are fully authorised to conduct operations in accordance with relevant laws and regulations. The mining leases and rights of renewal cover the current life-of-mine at AngloGold Ashanti's operations in Australia.
North America
United States of America
Mineral rights, as well as surface rights, in the United States are owned by private parties, state governments and the federal government. Most land prospective for precious metals exploration, development and mining is owned by the federal government and is obtained through a system of self-initiated mining claim location pursuant to the General Mining Law of
1872, as amended. Individual states typically follow a lease system for state-owned minerals. Private parties have the right to sell, lease or enter into other agreements, such as joint ventures, with respect to minerals that they own or control. All mining activities, regardless of whether they are situated on privately- or publicly-owned lands, are regulated by a myriad of federal, state and local laws, regulations, rules and ordinances, which address various matters including environmental protection, mitigation and rehabilitation.
Authorisations and permits setting forth the activities and restrictions pertaining thereto are issued by the responsible governmental agencies for all phases of mining activities.

AngloGold Ashanti Annual Financial Statements 2009
Regulatory environment
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150
Cripple Creek & Victor Gold Mining Company’s Cresson Project consists almost entirely of owned, patented mining claims from public lands, with a small percentage of private and state lands being leased. The total area of control is approximately
7,100 acres. Patented claims vest ownership in the holder, including the right to mine for an indefinite tenure. All life-of-mine reserves are within these property controls. The mining and rehabilitation permits issued by the State of Colorado are life-of-
mine permits.
South America
Argentina
According to Argentinian mining legislation, mines are the private property of the nation or a province, depending on where they are located. Individuals are empowered to explore for and to exploit and dispose of mines as owners by means of a legal licence granted by a competent authority under the provisions of the Argentine Mining Code. The legal licences granted for the exploitation of mines are valid for an undetermined period, provided that the mining title holder complies with the obligations settled in the Argentine Mining Code. In Argentina, the usual ways of transferring a right over a mining licence are:
to sell the licence; to lease such a licence; or to assign the right under such a licence by a beneficial interest or Usufruct
Agreement. In the case of Cerro Vanguardia – AngloGold Ashanti's operation in Argentina – the mining title holder is its partner,
Fomicruz, and in terms of the Usufruct Agreement signed between them and Cerro Vanguardia SA on 27 December 1996, the latter has the irrevocable right to the exploitation of the deposit for a period of 40 years. This agreement expires on
27 December 2036.
Brazil
In Brazil, there are two basic mining rights:
•
a licence for the exploration stage, valid for a period of up to three years, renewable once; and
•
a mining concession or mine manifest, valid for the life of the deposit.
In general, exploration licences are granted on a first-come, first-served basis. Mining concessions are granted to the holders of exploration licences that manage to prove the existence of a Mineral Resource and have been licensed by the competent environmental authority.
Mine manifests (mining titles granted in 1936) and mining concessions (mining titles presently granted through an order signed by the Secretary of Mines of the Ministry of Mines and Energy) are valid for an undetermined period until the depletion of reserves, provided that the mining title holder complies with current Brazilian mining and environmental legislation, as well as with those requirements set out by the National Department of Mineral Production (DNPM) which acts as the inspecting entity for mining activities. Obligations of the titleholder include:
•
the start of construction, as per an approved development plan, within six months of the issuance of the concession;
•
extracting solely the substances indicated in the concession;
•
communicating to the DNPM the discovery of a mineral substance not included in the concession title;
•
complying with environmental requirements;
•
restoring the areas degraded by mining;
•
refraining from interrupting exploitation for more than six months; and
•
reporting annually on operations.
The difference between a mine manifest and a mining concession lies in the legal nature of these two mining titles, since it is much more difficult and complicated for the public administration to withdraw a mine manifest than a mining concession.
Although, in practice, it is possible for a manifest to be cancelled or to become extinct if the abandonment of the mining operation is formally proven. All of AngloGold Ashanti's operations in Brazil have indefinite mining licences.

AngloGold Ashanti Annual Financial Statements 2009
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Colombia
The underlying principle of Colombian mining legislation is: first in time, first in right.
The process starts with a proposal, the presentation of which gives a right of preference, if the area is free, to obtain the area.
The maximum extent of an area covered by such a proposal is 10,000 hectares. Once a proposal has been received, the relevant government agency undertakes an investigation to determine whether another proposal has been received regarding the area concerned or whether an existing contract for the area is already in place. The government agency grants a “free zone” when the proposal made has a right of preference.
The new law includes the possibility for the government to reserve some areas to offer in a beat process.
The concession contract
The government agency grants an exclusive concession contract for exploration and exploitation. Such a concession allows the concessionaire to conduct the studies, works and installations necessary for establishing the existence of minerals and their exploitation. The total term of such a concession is 30 years. The extension of the concession contract was changed, it is not automatic, and it is for an additional 20 years. To get the extension the concessionaire must ask for the extension
2 years before the termination of the initial 30 years, and has to present economical, environmental and technical information.
Because the extension is not automatic, the concessionaire has to re-negotiate the new conditions of the extension.
According to the new law the exploration period has been extended until 11 years, to get the extension, every two years the concessionaire must present a technical report and explain the activities for the next two years.
Once the concessionaire has completed its exploration programme, a proposed plan of works and installations of exploitation and a study of the environmental impact must be completed in order to receive an environmental licence, without which it is not possible to start the development programme necessary to begin mining.
The terms of the concession start from the date of registration of the contract at the National Mining Register; similarly, all obligations begin at that date. Once a mining concession has been awarded, the operating entity must take out an insurance policy to cover any possible environmental damage and its mining obligations.
There are some areas where mining activity is prohibited. These areas are: a) national parks; b) regional parks, c) protected forest reserves; d) Paramus (included in the new law) and f) wetlands, according to the Ramsar Convention (included in the new laws).
For the forest reserves (that are not protective forest reserves) it is necessary to subtract this area to start any mining activity.
Surface fee
During exploration and construction of the infrastructure for the Mine:
The new law changes the payments of the cannon fees. Without taking into consideration the extension of the areas, as it was before, the amount of the cannon changes according to the number of years:
•
From 1 to 5 years: approximately $2.00 per hectare per year.
•
From 50 to 70 years: approximately $2.50 per hectare per year.
•
From 80 to 110 years: approximately $3.00 per hectare per year.
Royalty
The royalty paid to the Colombian government is equivalent to a percentage of the exploited primary product, the object of the mining title, and its sub-products. For gold, the percentage of the royalty to be paid is 4%.
The system of royalty payments and adjustments to such payments apply from the date the concession contract comes into force and for the entire period of its validity. Any official changes to the laws governing the payment of royalties will only apply to contracts granted and completed after these laws have been promulgated.

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Rehabilitation and closure
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152
Mine site rehabilitation
and closure
All mining operations eventually cease. For AngloGold Ashanti, an integral aspect of operating its mines is ongoing mine closure planning, together with the associated estimates of liability costs and the assurance of adequate financial provisions to cover these costs. An estimate of future liabilities is given in the provisions note to the annual financial statements, note 28 on page 283.

AngloGold Ashanti Annual Financial Statements 2009
P

The company’s environmental and community policies were integrated into a single Environment and Community Policy during the year in review. The policy commits the company, amongst others, to ensuring that “financial resources are available to meet its closure obligations”. One of the company's values is that “the communities and societies in which we operate will be better off for AngloGold Ashanti having been there”.
In order to ensure that operating staff and the company’s stakeholders understand clearly what these statements mean in practice and to set a common benchmark across the company, a closure and rehabilitation management standard was finalised during 2009. Operations have been given two years (i.e. by mid-July 2011) to achieve full compliance with the standard. The International Council on Mining and Metals (ICMM) recently published an integrated mine closure planning toolkit. This, together with other national and international references, was consulted in preparing AngloGold Ashanti’s standard to ensure that it was aligned with current good practice.
The evaluation of new projects takes into account closure and associated costs.
For many of the older mines, closure planning and the evaluation of environmental liabilities is a complex process. This is particularly the case in Brazil, Ghana and South Africa, where many of the long-life operations present environmental legacies that may have developed over a century or more.
The AngloGold Ashanti standard requires that closure plans be reviewed and updated every three years (annually in the final three years of a mine’s life) or whenever significant changes are made, and take into account operational conditions, planning and legislative requirements, international protocols, technological developments and advances in good practice.
A particular challenge is concurrent rehabilitation, which is carried out while a mine is still operating. This practice serves to decrease the current liability and reduces the final rehabilitation and closure work that must be undertaken, but has the potential to sterilise reserves, which the company might wish to exploit should conditions, such as the gold price, change.
An assessment of closure liabilities is undertaken annually.

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Gold production
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154
Gold production
AngloGold Ashanti’s core business is the production of gold by exploring for, mining and processing gold orebodies.
The process of producing gold, which applies to both underground and surface operations, can be divided into six main activities:
1. Finding the orebody
AngloGold Ashanti’s greenfields exploration group identifies prospective gold deposit targets and undertakes exploration on its own or in conjunction with joint venture partners. Worthwhile discoveries undergo a well structured and intensive evaluation process before a decision is made to proceed with developing the mine.
2. Creating access to the orebody
There are two types of mining which take place to access the orebody:
•
Underground mining: a vertical or decline (inclined) shaft is sunk deep into the ground to transport people and mining materials to underground levels from which the orebody is accessed through horizontal tunnels known as haulages and cross-cuts. Further development is then undertaken to open up the orebody so that mining can take place.
•
Open-pit mining: in this situation the ore lies close to surface and can be exposed for mining by “stripping” the overlying barren material.
1. Finding the orebody
3. Mining (breaking)
the orebody
4. Transporting the broken
material from the mining
face to the plants for
processing
5. Processing
6. Refining
2. Creating
access

AngloGold Ashanti Annual Financial Statements 2009
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3. Removing the ore by mining the orebody
•
In underground mining, holes are drilled into the orebody, filled with explosives and then blasted. The blasted ‘stopes’ or
‘faces’ are then cleaned and the ore which is released is then ready to be transported to surface.
•
In open-pit mining, drilling and blasting may also be necessary to break the ore; excavators then load the material onto the ore transport system which is predominantly haul trucks.
4. Transporting the broken material from the mining face to the plants for treatment
•
Underground ore is brought to the surface by a combination of horizontal and vertical transport systems. Once on surface the ore is usually transported to the processing facilities by surface rail or overland conveyors.
•
In open-pit operations the haul trucks deliver the ore directly to the processing facilities.
5. Processing
Comminution is the first step in processing and involves the breaking up of the ore, which is delivered as large rocks, into small particles so that the contained gold minerals are exposed and available for recovery. This is usually undertaken by a combination of multi-stage crushing and milling circuits with associated screening and classification processes to ensure that material at the correct size is removed promptly from the comminution circuit.
Recovery of gold can then commence, depending on the nature of the gold contained in the ore. There are two basic classes of ore:
•
free-milling, where the gold is readily available for recovery by the cyanide leaching process; and
•
refractory ores, where the gold is not readily available for leaching because it is locked within a sulphide mineral matrix
(e.g. pyrite), extremely finely dispersed within the host rock (and hence not yet exposed) or alloyed with other elements which retard or prevent leaching (e.g. tellurides).
Free milling and oxidised refractory ores are processed for gold recovery by leaching the ore in agitated (stirred) tanks in an alkaline cyanide leach solution. This is generally followed by adsorption of the gold cyanide complex onto activated carbon-in-pulp (CIP).
Refractory ores undergo pre-treatment to make them more amenable to cyanide leaching. This commonly takes the form of separating the gold bearing sulphide materials from the barren gangue material by using flotation to produce a high-grade sulphide concentrate. The sulphide concentrate is then oxidised by either roasting as at AngloGold Ashanti Brasil Mineração or bacterial oxidation (BIOX) as at Obuasi. This oxidation destroys the sulphide matrix and exposes the gold particles thereby making them amenable to recovery by the cyanidation process.
An alternative process is the heap leach process. This process is generally considered applicable to high-tonnage, low-grade ore deposits, but it can be successfully applied to medium-grade deposits where smaller ore deposit tonnages cannot economically justify constructing a capital intensive process plant. In this process, ore is crushed and heaped on an impervious or lined leach pad. Low strength alkaline cyanide solution is applied, generally as a drip, to the top of the heap for periods of up to three months. The gold dissolves and the gold bearing solution is collected from the base of the heap and transferred to carbon-in-solution (CIS) columns where the gold cyanide complex is adsorbed onto activated carbon. The barren solution is refreshed and recycled to the top of the heaps.
Gold which has loaded (adsorbed) onto activated carbon is recovered by a process of re-dissolving the gold from the activated carbon (elution), followed by precipitation in electro-winning cells and subsequent smelting of the precipitate into doré bars that are then shipped to gold refineries for further processing.
At some AngloGold Ashanti operations, valuable by-products are generated at the same time as the gold recovery process.
These by products are:
•
silver, which is associated with the gold at some of our operations;
•
sulphuric acid, which is produced from the gases generated by the sulphide roasting acid plants; and
•
uranium, which is recovered in a process which involves sulphuric acid leaching followed by recovery of the leached uranium onto resin and subsequent stripping of the resin by ammonium hydroxide and precipitation of uranium oxide as “yellow cake”.
The residue from the process operations are stored in designated tailings storage facilities.
6. Refining
The doré bars are transported to a precious metal refinery for further processing. In this process gold is upgraded to a purity of 99.5% or greater for sale to a range of final users. High purity gold is referred to as “good delivery” which means that it meets the quality standards set by the London Bullion Markets Association and gives the final buyer assurance that the bar contains the quantity and purity of gold as stamped on the bar.

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Sustainable development – a summary
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156
Sustainable development
– a summary
AngloGold Ashanti’s Sustainability Review 2009 provides a comprehensive account of the company’s sustainability performance in 2009. In this section, AngloGold Ashanti highlights the key areas of its reporting for 2009, summarises company performance against these issues during the year and details its sustainability commitments for 2010.

AngloGold Ashanti Annual Financial Statements 2009
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Reporting on issues that matter
In 2009, AngloGold Ashanti undertook an extensive review of the way in which it compiles its sustainability report and made several changes to the reporting format. The company wanted to ensure that its reporting remained aligned with leading practice, that it was focused and accessible to users and presented a balanced and accurate account of company commitments and performance. As in previous years, AngloGold Ashanti has reported at an A+ application level against the
Global Reporting Initiative (GRI) reporting standard and has complied fully with the reporting requirements of the International
Council on Mining and Metals (ICMM) Sustainable Development Framework.
As part of the revised approach and in order to determine the most important issues for sustainability reporting, AngloGold
Ashanti has implemented a formal process for assessing the material sustainability issues for the business. In line with sustainability reporting standards and leading practice, this process incorporates stakeholder input and is aligned with the group’s own risk management methodology.
As a result of a materiality assessment, AngloGold Ashanti identified the following group-level issues for sustainability reporting:
•
Safety and health: safeguarding the safety and health of employees, and the communities surrounding the company’s operations;
•
Resource custodianship: effective custodianship and management of resources, particularly energy, land and water, in a resource-scarce environment;
•
Human rights: managing human rights issues which arise from the company’s operating context;
•
Delivering economic benefits: addressing expectations from host governments and communities to see greater economic and developmental benefits from the mining industry;
•
Capacity building, transformation and engagement: developing a competent and engaged workforce, through effective transformation and skills development, and by ensuring that key skills are retained; and
•
Closure planning and provision: ensuring that there is adequate planning and provision for closure during the life cycle of each operation.
The management of sustainability issues in AngloGold Ashanti is the responsibility of the Executive Vice President: Business
Sustainability. The position was created on AngloGold Ashanti’s Executive Committee in 2008 and reports directly to the Chief
Executive Officer to ensure alignment with business strategy. Oversight at board level is provided by the board committee dealing with sustainable development. The committee meets quarterly to review sustainability performance and is independently chaired. The chairman of the Audit and Corporate Governance Committee was appointed to the Safety, Health and Sustainable Development Committee in 2009 to ensure integration between the Audit and Corporate Governance
Committee and the company’s oversight of social and environmental performance.
AngloGold Ashanti’s Sustainability Review 2009 details management’s approach in each area of sustainability performance.
A Supplementary Report provides a comprehensive response to reporting indicators in line with GRI. The section below presents performance in 2009 against the sustainability commitments made by the company for the year, and details its sustainability commitments for 2010 and beyond.

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Sustainable development – a summary
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158
Safety and health – employees and communities
Performance
2008 – Commitments
2009 – Delivery
Elimination of fatal accidents

                                                      x
The elimination of fatal accidents is AngloGold Ashanti’s most important business goal and the company continues to work towards this objective. AngloGold Ashanti acknowledges that there is still much work to do in this area and records with sadness the loss of 16 of its colleagues in 2009.
20% reduction in all injury rates

                                                     º
In 2009 the lost time injury frequency rate (LTIFR) improved by 10% over the previous year and the medical treatment injury frequency rate (MTIFR) showed a
19% improvement. The MTIFR reflects all injuries, including lost time injuries but excludes fatalities.
Complete development of the
The Safety Transformation Blueprint was initially released in May 2009 and will be
Safety Transformation Blueprint

                                                      º
reviewed every six months. Launch of the Safety Transformation project is planned for April 2010.
Progress towards the industry
AngloGold Ashanti has seen a steady decline in the number of new cases of
milestone of no new cases of silicosis       silicosis reported, with the incidence in 2009 (among all South African employees)
among previously unexposed
at 3.5 per 1,000 compared with 4 per 1,000 in 2008 and 7 per 1,000 in 2007.
employees in South Africa (2008
There is, however, still much work to do in this area as performance in 2009 fell short onwards) after December 2013
of expectation.
No deterioration in hearing greater
This industry milestone has not been achieved. The incidence of noise-induced than 10% amongst occupationally
hearing loss (NIHL) in South Africa has decreased from 2.6 per 1,000 employees exposed individuals in South African
in 2008 to 2.36 cases per 1,000 in 2009. In total 79 new cases of NIHL were operations
                                                      x
compensated, compared with 88 in 2008
1
. AngloGold Ashanti has intensified its hearing
conservation programme and has so far silenced 80% of identified sources of noise.
Sustain the 80% uptake of voluntary         The total number of VCT encounters for 2009 (assuming single annual testing)
counselling and testing (VCT) for
was 87% of the workforce. Much of the continued success can be attributed
HIV/AIDS at all business units in
to leadership and engagement of both senior management and organised labour
South Africa
                                                      º
at the mines, as well as the continued involvement and work of peer educators and counsellors.
Increase the ratio of employees in
AngloGold Ashanti estimates that 7.5% of employees at its South African
South Africa on anti-retroviral
operations require ART. As at December 2009, there were 2,216 employees therapy (ART) to 90% of those for
receiving ART. This represents approximately 87% of those estimated to require whom it is indicated clinically

                                                      º
ART in the region. Non-adherence to drug regimens and exits from the ART programme remain problematic and require greater focus alongside encouraging new registrations.
1
The number of NIHL cases in 2008 has been restated from 77 to 88; a classification error was made in respect of the 2008 data.
–

AngloGold Ashanti Annual Financial Statements 2009
P

Safety and health – employees and communities
Commitments 2010 and beyond
Commitments
Context
Achieving a further 20% reduction
Safety is AngloGold Ashanti’s most important business consideration. The company in all injury rates in 2010, with the
focused on creating the safest possible working environment for its employees, a long-term objective of operating
commitment which is reflected in the company’s safety goals.
an accident-free business
Begin implementation of the Safety
AngloGold Ashanti plans to launch this project in April 2010, with the objective of
Transformation project
achieving a quantum improvement in safety performance.
Elimination of new cases of silicosis
Silicosis remains the most significant occupational health issue at the South African among previously unexposed
operations and the company is placing considerable focus on reaching the employees at South African
industry target of eliminating the disease among previously unexposed individuals operations by 2013
by 2013.
Intensity hearing conservation
programmes continue to silence
to acceptable levels all identified
noisy equipment in order to
achieve the industry milestone of
no deterioration in hearing greater
than 10% amongst occupationally-
exposed individuals at South
African operations
Maintain a rate of 80% of South
In the absence of accurate measurements of prevalence of HIV/AIDS, targets in
African employees attending VCT
this area focus on VCT and wellness. True measurements of prevalence are during 2010, excluding current
currently unavailable owing to the anonymous testing system in place. With the wellness clinic attendees
agreement of key shareholders, the implementation of single testing could be used to calculate prevalence and enable the company to combat this disease more successfully. Once current prevalence can be determined (a two-year period would be required following agreement to single testing), targets for prevalence can be set.
Reduce by 50% the number of
Achievement of new clinic enrolment targets accompanied by targets to reduce avoidable drop-outs from wellness
avoidable dropouts by 50% will result in improvements in wellness clinic programmes in 2010
attendance and will assist the company’s efforts to combat HIV/AIDS through wellness programmes.
Reduce occupational tuberculosis (TB)
incidence to:
•
3% of all South African employees
by 2010;
•
2.25% of all South African
employees by 2015;
•
1.5% of all South African
employees by 2020
Successfully cure 85% of new
TB cases in 2010
In the South African mining industry TB is associated with HIV/AIDS and with the incidence of silicosis. Incidence of occupational TB rose in 2009 despite significantly improved dust control. AngloGold Ashanti therefore concludes that HIV prevalence rose even higher. The company’s long-term objective is to reduce the incidence of all TB to approximately the level of the background community. While HIV remains at high levels, it is a challenge to control TB particularly as some 10-15% of all HIV-
positive people will develop TB each year. Combating HIV will assist AngloGold Ashanti in controlling the level of TB in its workforce.
NIHL remains a significant challenge at the South African operations, particularly in light of the increase in NIHL incidence in 2010, despite hearing conservation programmes in place. AngloGold Ashanti will be increasing the frequency of sampling data on exposure to noise in 2010 and will be progressing the silencing of all identified sources of noise. The use of Hilti electric rock drills that have a lower noise level than conventional drills is being piloted at two of the South African operations.

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Sustainable development – a summary
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160
Environment, community and human rights
Performance
2008 – Commitments
2009 – Delivery
Develop quantitative performance
AngloGold Ashanti remains committed to group energy targets to improve energy targets for energy and water
efficiency per ounce of gold produced by 15% in the short to medium term and to during 2009
x
reduce greenhouse gas emissions per ounce of gold produced by 30% in the longer term.
With the more difficult mining conditions encountered as mines mature, reducing energy consumption further is challenging. Developing site-level energy performance objectives will only be completed in 2012. In the interim, efforts to reduce energy consumption continue, particularly at the energy-intensive South
African operations (41% of total energy consumed in 2009). While electricity consumption at these operations has reduced by 7.3% in the last two years and electricity consumption per tonne of rock treated has fallen by 11.5% in the same period, electricity consumption per unit of gold produced has increased by 20.6%
as a consequence of more difficult mining conditions.
Decreasing water consumption is equally challenging. AngloGold Ashanti continues its efforts to improve water consumption efficiency and water management at all sites.
Address key opportunities and risks
This high level study was completed during 2009 and raised awareness of the identified by the 2008/9 climate
implications of climate change throughout AngloGold Ashanti. A project to develop change study
carbon credits under the UN Clean Development Mechanism (CDM) has already been initiated, as recommended by the study.
Implement an integrated incident
An integrated incident classification and reporting standard was implemented notification and reporting system
as planned in 2009. New and clearer environmental and community incident to include community incidents
                                                      º
classification criteria have been adopted.
Roll out new policies and practices
The implementation of the new global security framework started in 2009. It is a and train security personnel in the
three-year plan and good progress was made in key areas in 2009, particularly in
Voluntary Principles on Security and the    roll-out of Voluntary Principles procedures and best practice and the in training of
Human Rights (Voluntary Principles)

                                                       º
AngloGold Ashanti and third party security service providers. Self-audits were undertaken at the end of 2009 to identify gaps and mitigation strategies.
Maintain certification to the ISO 14001       ISO 14001 certification was maintained at all operations. In 2009, progress was environmental management system
made on development of management standards that incorporate community and incorporate community aspects
aspects. This work will be completed by 2012, rather than 2011 as originally
(by 2011) and implement environment
scheduled. Standards on air quality, chemicals, closure and rehabilitation, and community management
and use, waste and water have been approved and implementation
standards has                                  º
begun.
Conduct a Corporate Environmental          The programme was conducted at operations in Australia, Namibia, South Africa,
Review Programme biennially
                                                       º
Tanzania and the US. The scope of the review was extended during the year to include community aspects.
Conduct a review of closure planning         A closure and rehabilitation management standard was introduced. It was externally practices in 2009
reviewed against international best practice before finalisation. Each mine’s closure plan was reviewed against the standard in order to identify gaps in implementation.
Establish a government relations
The function has been established. In 2009, significant work was undertaken to put function and embed it into the
systems in place, including the generation of quarterly reports on government company’s decision-making
relations and political risk which are reviewed by the Executive Committee.
processes                                       º
Develop and pilot a globally applicable       In 2009 a model was developed and a pilot engagement exercise initiated in model for government
South Africa. This will be continued in 2010.
engagement practice

                                                       º
In South Africa, participating in
In South Africa, the company, through the industry representative body, the the Mining Charter review and
Chamber of Mines, is actively involved in the Mining Charter review process.
influencing outcomes

                                                       º
AngloGold Ashanti’s Chief Executive Officer, Mark Cutifani, has been elected Vice
President of the Chamber of Mines of South Africa and will, by virtue of this position, play an active role in the review process
–
–

AngloGold Ashanti Annual Financial Statements 2009
P

Environment, community and human rights
Commitments 2010 and beyond
Commitments
Context
Continue work to improve water
To assist in developing site-level objectives and action plans by 2012, energy and and energy performance,
water maps will be refined for each operation during 2010 and 2011, detailing including through the
the sources and quantities of energy and water used in each process within the development of site-level
operation. The energy and water benefits from each business improvement objectives
initiative will also be quantified.
Audit the global energy and water
The site-by-site results of a high-level audit of global energy and water security to security position for all operations
be undertaken in 2010, including a review of expected costs, will be included in post-2010 strategy development.
Continue to address key
Life-of-mine climate change risks will be specified in more practical detail for each opportunities and risks identified
operation during 2010 and 2011, starting with those at greatest risk. Planning to by the 2008/2009 climate change
address these risks has begun. On completion of the pilot CDM project which has study
been initiated, the value of further CDM projects will then be assessed.
Zero violations of the Voluntary
In 2009 there were four allegations of potential violations which were investigated
Principles 2010
All proved to be non-violations by the company. One incident was reported which proved to be a violation by a joint venture partner. Appropriate action was taken and the matter was resolved.
Develop a standard approach for
A full review of all contracts with private and public security providers globally is all contracts for government-
planned for 2010, with the aim of implementing a template for all government-
provided security
provided security contracts which incorporates best practice.
Incorporate community aspects into          ISO 14001 management systems are in place at each operation. Incorporation of each operation’s ISO 14001
community aspects into a formal management system increases the rigour with management system by 2012
which these aspects of the business are managed.
Final approval or development of
management standards and
associated guidance material that
govern how the company interacts
with communities and the
environment
Work on findings of review
conducted in 2009 to address any
site-level deficiencies in closure
plans and ensure alignment with
company management standard
by 2011
Continue to embed the government
relations function into decision-
making processes, including
through development of a
management standard in this area,
and through capacity development
Roll-out pilot government
engagement strategy model in
South Africa and in a minimum of
two other jurisdictions in 2010
In South Africa, participate in the
AngloGold Ashanti will seek to influence others in the industry and the authorities to
Mining Charter review
ensure an outcome that enhances socio-economic transformation in the context of a globally-competitive industry.
Lessons learnt from the experience of developing and piloting a government engagement strategy in South Africa are to be applied to other jurisdictions.
Site personnel need to be aware of their performance expectations and the standards to which they will be held. Communities, governments and other stakeholders need to know what standard to expect of the company.
This work is undertaken to ensure orderly and successful mining and closure.
Proactive and planned government engagement needs to be factored into business decisions through ongoing internal consultation. At a regional level, government relations are carried out by AngloGold Ashanti’s country managers.

AngloGold Ashanti Annual Financial Statements 2009
Sustainable development – a summary
P
162
People
Performance
2008 – Commitments
2009 – Delivery
Finalise the design of a human
The design of the System for People has been finalised and is detailed in a resources model called the System
company-wide policy document. The system is being implemented through line for People
º
management, with each manager taking accountability for implementation within his or her respective area.
Entrench company values through
As a key component of the System for People, a pilot study for a company-wide employee participation in determining
survey of values was completed at the corporate office and preparations behaviours which support
were made for roll-out of the survey globally in January 2010.
values
Centralise human resource (HR)
The centralisation of policy development is being dealt with largely within the policy development to
context of the System for People. In the current reporting period, the focus was on ensure alignment and focus on
the development and implementation of the personal effectiveness system delivering and executing
throughout the company, with special focus at management levels.
AngloGold Ashanti‘s strategy
Delivering and executing
The company has put in place mechanisms to deliver on its legal obligations with a transformation model
respect to its licences to mine at all its operations, including South Africa, where the that ensures our licence to mine
company in compliance with the requirements of the Mining Charter, and in Continental is maintained across the globe

                                                      º
Africa, where the company has in place plans to reduce the number of expatriates and replace them with suitably qualified local employees over a period of time.
–
–

AngloGold Ashanti Annual Financial Statements 2009
P

People
Commitments 2010 and beyond
Commitments
Context
Continue with the roll out of the
The System for People will continue to be rolled out across the company during
System for People, including the
2010 and 2011. This will result in the organisation being more appropriately designed global values survey
to execute its business strategy, and to have the necessary capability and working relationships required to get work done effectively and efficiently in an environment of mutual trust.
Review the wage negotiations
Development work on an appropriate labour relations and collective bargaining strategy in West Africa and develop
system for the Continental Africa operations is ongoing with a particular focus on a model for conducting wage
Ghana and Guinea. The immediate aim is to move towards a regularised bargaining negotiations which can be applied
process in Guinea, significantly reducing the potential for labour disruption and throughout the company’s
protracted wage settlements.
Continental African operations
Standardise, to the extent possible,
Steps to standardise the conditions of employment across the company to attract the conditions of employment of
and retain employees in order to facilitate their movement across the operations
senior managers to facilitate mobility         are at an advanced stage. An independent consultant was contracted to assist in within the company
this regard with final recommendations to be tabled by the company during the first quarter of 2010.

AngloGold Ashanti Annual Financial Statements 2009
Corporate governance
P
164
Corporate governance
statement
“The critical issue is that the stakeholder, having read the report, should be able to come to the conclusion that the company has made its money as a responsible corporate citizen. It is only in this way that directors will be able to build the trust and confidence in a company by the stakeholders, which is so necessary for the sustainability and future prospects of the company” Mervyn King with Teodorina Lessidrenska; Transient Caretakers.
AngloGold Ashanti is committed to the highest standards of corporate governance and believes that good corporate governance must be guided by the principles of sustainable business. In the 21st Century, profit maximisation has ceased to be the overriding purpose of the modern company, making it imperative that the interests of all stakeholders are taken into consideration in the governance of the company.
This principle is aptly echoed in AngloGold Ashanti’s vision statement:
“We are focused on delivering results and we do what we say we will do. We accept responsibility and hold ourselves accountable for our work, our behaviour, our ethics and our actions. We aim to deliver high performance outcomes and undertake to deliver on our commitments to our colleagues, business and social partners, and our investors.”
AngloGold Ashanti’s corporate governance framework
Treasury Committee
Group internal audit
External audit
Risk management
Finance Committee
Disclosures Committee
Board committees
Board of directors
JSE Listings Requirements
Companies Act 61, of 1973
Memorandum and Articles of Association
Sarbanes-Oxley Act, 2002
King Report on Corporate Governance
(King II)
Employment Equity Act of South Africa
Labour Law
Prevention of Corrupt Practices Act
Local legislation for companies where the
company has operations
Laws/regulations/codes
Board charter
Directors’ induction
Declaration of interests
Vision, values and mission statement
Terms of reference of committees
Delegation of authority
Insider trading
Whistle blowing
Compliance
Gift policy
Disclosures
Code of ethics for senior financial officers
Code of ethics for employees
HIV & AIDS
Directors’ dealings in company securities
Policies/guidelines
*Committee chairman
Audit and
Corporate
Governance
Committee
LW Nkuhlu (Prof.)*
FB Arisman
RP Edey
Transformation
and Human
Resources
Development
Committee
TJ Motlatsi (Dr)*
FB Arisman
M Cutifani
WA Nairn
SM Pityana
Safety, Health
and Sustainable
Development
Committee
WA Nairn*
M Cutifani
TJ Motlatsi (Dr)
SM Pityana
Investment
Committee
RP Edey*
M Cutifani
WA Nairn
SM Pityana
S Venkatakrishnan
Remuneration
Committee
SM Pityana*
FB Arisman
RP Edey
TJ Motlatsi (Dr)
LW Nkuhlu (Prof)
Nominations
Committee
RP Edey*
FB Arisman
TJ Motlatsi (Dr)
WA Nairn
LW Nkuhlu (Prof)
SM Pityana
Party
Political
Donations
Committee
TJ Motlatsi (Dr)*
WA Nairn
(w.e.f. 03/02/2009)
LW Nkuhlu (Prof)
SM Pityana
Executive
Committee
C Carter
M Cutifani
R Duffy
G Ehm
R Largent
R Lazare
M Lynam
A O’Neill
T Setiloane
Y Simelane
N Unwin
S Venkatakrishnan
Independent non-
executive directors
RP Edey
FB Arisman
TJ Motlatsi (Dr)
WA Nairn
LW Nkuhlu (Prof)
S Pityana
Chairman: RP Edey (Independent non-executive director)
Deputy chairman: TJ Motlatsi (Dr) (Independent non-executive director)
Chief executive officer: M Cutifani (Executive director)
Executive directors
M Cutifani
Chief executive officer
S Venkatakrishnan
Chief financial officer

AngloGold Ashanti Annual Financial Statements 2009
P

Corporate governance achievements during 2009 and targets for 2010
Significant corporate governance milestones achieved by AngloGold Ashanti during the year as well as targets for 2010 are detailed below:
External Achievements in 2009
Internal Improvements
Targets for 2010
Overall winner of the Southern
Africa Institute of Chartered
Secretaries and Administrators
and the JSE Limited’s Annual
Report Award for the second
consecutive year.
Overall winner of the Human
Capital Reporting, a new
category of award introduced by
the Southern Africa Institute of
Chartered Secretaries and
Administrators and the JSE
Limited’s Annual Report Award.
Excellent Ranking and third place
in the Ernst and Young Excellence
in Sustainability Reporting 2009.
Runner-Up in the Best
Sustainability Report: Extractive
Industries Award by the
Association of Certified Chartered
Accountants.
Nominated by the South African
National Energy Association for
energy efficiency, the first time any
company has been nominated for
this award.
Received the Energy Efficiency
Excellence Award for 2009 from
the South African Association of
Energy Efficiency.
Selected as the best industrial
participant among the Energy
Accord signatories at the
ETA awards.
A Group Compliance Policy Statement was
developed and approved by the Board of Directors
in July 2009.
A revised Delegation of Authority Policy was
approved by the Board of Directors in July 2009.
A comprehensive Group Risk and Opportunity
Report and Framework were developed to
improve risk management. Implementation of the
framework commenced during the year and is
ongoing. Details are provided under the risk
management report on page 176.
Rollout of Project ONE, a company-wide business
improvement initiative.
A Safety Transformation initiative under Project ONE
initiated to improve safety among the workforce.
A values survey piloted at the corporate office to
determine the behaviour that employees expect
to prevail within the organisation.
A new performance appraisal system was initiated
to better assess performance and improve career
development of individual staff members.
A Sustainability Steering Committee was
established to enhance sustainability reporting.
Update board charter to
incorporate new requirements
of the Companies Act 71 of
2008 and the
recommendations of the King
III Code.
Update the board induction
pack to include developments
in legislation and corporate
governance.
Update the terms of reference
of the Audit and Corporate
Governance Committee to
include new requirements of
the Companies Act 71 of
2008 and the new
requirements of the King III
Code.
Complete the process of
restructuring the board and
certain committees, including
succession planning to
achieve a better balance in
skills and knowledge and
improve board performance.
Update board and committee
annual appraisal forms to
ensure that key performance
indicators are in line with the
company’s new strategy. This
is expected to improve
assessment outcomes and
board delivery.
Review risk management and
information technology
governance by putting in
place improved structures to
oversee these functions in line
with recommendations of
King III.
Continue with initiatives being
undertaken under Project
ONE.

AngloGold Ashanti Annual Financial Statements 2009
Corporate governance
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166
Corporate governance is constantly evolving and AngloGold Ashanti focuses on continuously seeking ways to improve on its corporate governance standards. Below are highlights of some of the major corporate governance improvements undertaken during 2009.
During 2009, presentations were made to the board of directors on developments in corporate governance in South Africa, with specific reference to the new Companies Act 71 of 2008 and the King III Code on Corporate Governance. The Audit and
Corporate Governance Committee was briefed on developments in the area of financial reporting.
The company continued with its corporate restructuring to improve operational and management systems and accountability.
In late 2009 the company’s African operations were separated into the Southern Africa division comprising South Africa and
Namibia, and Continental Africa comprising the mines in Ghana, Guinea, Mali and Tanzania. Leadership of the Geita mine in
Tanzania was strengthened and a business improvement programme implemented, which achieved tangible results in the improved performance of that operation. At the Obuasi mine in Ghana, the turnaround strategy which begun in 2008 continued in 2009 with positive outcomes achieved.
To enhance work practices, and to enable the company to reach its full potential, a company-wide business improvement programme code named Project ONE, the biggest ever undertaken by AngloGold Ashanti, was initiated. Project ONE seeks to create a culture that promotes improvement and value, while creating a work environment that empowers individuals to make a difference. The initiative is based on two core change processes – the System for People (SP) and the Business
Process Framework (BPF), the focus of which is to build appropriate capacities of the company’s human resources and commercial/technical systems.
The SP, one of the key components of Project ONE, is designed to bring about effective working relationships based on trust and a sustainable culture of accountability across all levels of the organisation and was developed in 2008. SP corresponds with AngloGold Ashanti’s recognition that people are more than assets, as reflected in its vision, values and mission statement,
“People are the Business … Our Business is People”.
In line with the company’s promise to annually review its mission, vision and values and within the context of SP, a values survey was initiated during the year. This study was aimed at establishing a deeper understanding of the organisational values and sets out to determine the behaviours that should characterise relations between individuals and promote cooperation and team work. A pilot survey was completed at the corporate office and is expected to be rolled out globally in the first half of
2010.
In the context of Project ONE, a safety transformation initiative is being developed in accordance with AngloGold Ashanti’s recognition that Safety is the company’s first value. Its implementation is expected to further improve the company’s safety standards and performance.
As part of Project ONE, a monthly newsletter was launched in December 2009 to communicate important information about the company’s operations to all employees.
Regarding improvement and deepening of corporate policies and management standards, a revised Delegation of Authority
Policy was approved by the board of directors. The policy governs and defines the scope and limits of the authority of officers of AngloGold Ashanti and subsidiaries to commit and bind the company concerning legal and business obligations which the company may, in the usual course of business, enter into from time to time.
The board of directors also approved a Compliance Policy Statement for the AngloGold Ashanti group. The policy affirms and expresses the company’s commitment to legal, regulatory, standards and compliance with best practice. It seeks to establish, promote and maintain values based on compliance and an ethical culture within the spirit of the laws, regulations, codes and standards applicable in the company’s operating jurisdictions, and in the context of the company’s values, internal policies and procedures.
Communication with various stakeholders has always been an important feature of AngloGold Ashanti’s corporate governance practices. To this end, various communication channels have been utilised to engage employees and other stakeholders.
During 2009 quarterly briefings by the Chief Executive Officer on the company’s quarterly results and other important corporate events and developments continued. These briefings were held in the corporate office and distributed group wide.
Briefs were also issued to employees by the corporate affairs department to keep them abreast of major developments within the company. The company secretarial and the investor relations departments continued to engage with the investors in line with company policy.

AngloGold Ashanti Annual Financial Statements 2009
P

Meaningful engagement with shareholders is considered a centrepiece of accountability and good governance by AngloGold
Ashanti’s board. At the annual general meeting of shareholders held on 15 May 2009, the board detailed the company’s performance and achievements in the previous year and the strategy to be implemented to ensure achievement of its prime objective of creating value for the business in the coming year.
AngloGold Ashanti fully subscribes to the South African government’s initiatives on social transformation. In line with this, the company has established employment equity and governance structures and monitoring processes at company and business unit levels. Each business unit in South Africa and the corporate office has an Employment Equity Committee, comprising employee representatives. The role of these committees is to liaise with employees, discuss issues relevant to the company’s employment equity programmes and inform the Transformation and Human Resources Development Committee. The company submitted its ninth employment equity report as at 1 August 2009 to the South African Department of Labour in August 2009.
For purposes of advancing and supporting the interests of women employees at the corporate office, the Women’s Forum, an affiliate of the corporate office Employment Equity Committee, undertook a number of programmes aimed at enhancing information exchange and improving the welfare of women.
Responsibility and accountability for corporate governance
The board of directors is ultimately responsible for ensuring that an adequate and effective process of corporate governance is established and maintained. In executing this mandate, the board has set up a corporate governance system that is guided by the company’s internal policies and standards and external legislation and regulations as outlined in the following paragraphs.
External legislation, regulations and requirements
These include the South African Companies Act 61 of 1973, as amended, and the United States Sarbanes-Oxley Act of 2002, the listings requirements of the JSE and other stock exchanges on which the company is listed, applicable legislation and regulations in the jurisdictions in which the company has operations, as well as various corporate governance guidelines such as those provided by the South African Code on Corporate Governance (King II) and the Global Reporting Initiative. Various
other pieces of legislation and governance standards also guide the company's legal and disclosure obligations.
Day-to-day responsibility for corporate governance is overseen by AngloGold Ashanti’s management, which regularly reports to the various committees of the board. The board chairman and the chairman of the Audit and Corporate Governance
Committee play an active role in the corporate governance issues faced by the company through regular interaction with executive directors, senior management and interested parties where necessary.
The JSE Listings Requirements require the company to disclose its compliance with the King Code and explain any areas of non-compliance. The King Code or King II, is a set of guidelines on best practice in corporate governance aimed at promoting the highest standards of corporate governance in South Africa. AngloGold Ashanti currently applies the King Code in all material respects including the establishment of a Risk Committee which will become operational during 2010. The one significant exception is the fact that the chairman of the board is a member of the Audit and Corporate Governance
Committee. In the view of the board, the considerable knowledge and wide ranging experience of the chairman in the area of financial analysis, risk management and corporate governance provide a worthwhile basis for his close involvement in the work of the committee.
On 1 March 2010, the King Report on Corporate Governance in South Africa 2009 (King III) becomes effective. AngloGold
Ashanti, with the approval of its board, has in place a project to identify the recommendations of King III with a view to applying these recommendations or explaining non-application by year-end 2010.
Internal policies
Internal policies include the Board Charter, terms of references of board committees and other policies as outlined above.
Key features of some internal policies that enhance the corporate governance of AngloGold Ashanti follow.
Insider trading: This policy prohibits any person deemed as an insider from trading in the securities (shares, warrants, derivative instruments) of AngloGold Ashanti on the basis of material non-public information (closed periods) or to communicate such information to others who may trade in the securities based on that information which, if it were made public, would likely have a material affect on the price to the company’s securities. Insiders include directors, employees, immediate family members of employees or any person who might have obtained information from an insider.

AngloGold Ashanti Annual Financial Statements 2009
Corporate governance
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168
The policy provides guidelines to insiders who wish to trade in the company’s securities during closed periods. AngloGold Ashanti regards compliance with securities laws in relevant jurisdictions that it operates in as important aspects of its corporate governance principles; disciplinary action which may include loss of employment is therefore taken against insiders who violate this policy.
Directors’ fit and proper standards policy: Being the primary executors of AngloGold Ashanti’s corporate governance agenda, the calibre of the directors appointed to the board is of great importance to the company. This policy therefore seeks to establish the criteria to assist the process of selecting persons considered fit and proper to assume the responsibility of a director of the company. The policy is also applied in the selection of the company secretary.
Directors’ induction policy: Under this policy, new directors are provided with the opportunity to attend an orientation programme where they are made aware of their rights, duties and responsibilities and familiarised with the operations and business environment of AngloGold Ashanti and the legal and ethical framework in which they must conduct themselves. The objectives of the programme are to maximise on the level and degree of individual director’s contributions to the board’s deliberations, to enable directors to make informed decisions with regard to matters of the company. In line with best practice and to meet the ever-
changing corporate governance landscape, the company continuously updates directors on developments in this area.
Directors’ professional advice policy: In order to enhance directors’ contributions to board deliberations and to enable them to make informed decisions, AngloGold Ashanti has adopted this policy which provides for individual directors to seek external independent advice when necessary, at the company’s expense.
Confidential reporting/whistle blowing: In line with its corporate governance principles and in terms of the guidelines of the
King Code on Corporate Governance, the Sarbanes-Oxley Act of the United States of America and the Protected Disclosure
Act 26 of 2000, South Africa, the board of directors of AngloGold Ashanti has put in place a confidential reporting process in terms of the corporate governance guidelines and requirements. The whistle-blowing policy applies to all companies in the
AngloGold Ashanti group and provides a channel for shareholders, employees and the general public to report acts and practices that are in conflict with the company’s business principles, unlawful, financial malpractice or dangers to the public or the environment. Reports are made through several mediums including the intranet, internet, telephone, fax and post. An initiative is being undertaken to also implement short messaging system (sms) as a medium for reporting.
All reports made in terms of the whistle-blowing policy are administered by a third party, Tip-Offs Anonymous, to ensure confidentiality and independence of the process. Reported cases are relayed to management through internal audit. A report is provided to the Executive Committee and the Audit and Corporate Governance Committee on a quarterly basis. Reporters have the option to request feedback on reported cases. The process encourages reports to be made in good faith in a responsible and ethical manner. Employees are encouraged to first seek resolution of alleged malpractices through discussion with their direct managers, if appropriate, or, if unresolved, they should then report these through the whistle-blowing line or directly to internal audit or the legal department.
Since its introduction in February 2004, 257 cases had been reported as at 31 December 2009, of which 230 have been successfully investigated and closed.
The board of directors
The Articles of Association of AngloGold Ashanti requires the board to be composed of a minimum of four directors. Currently, the company is managed by a unitary board, comprising two executive directors: the Chief Executive Officer and the Chief
Financial Officer and six independent non-executive directors who all meet the board’s independence criteria. A restructuring of the board’s composition is currently being undertaken with the view to improving the mix of skills, experience and knowledge required of a multinational gold mining company.
The policy determining the independence of directors can be found on the company’s website at www.anglogoldashanti.com.
There is no mandatory retirement age for non-executive directors; however, in line with best practice in corporate governance and in accordance with the Sarbanes-Oxley Act, directors are required to step down from the board after nine consecutive years of service. The nine-year tenure could be extended at the board’s discretion and with the individual director’s consent.
In line with this practice the chairman will retire from the board at the annual general meeting to be held on 15 May 2010. Tito
Mboweni has been appointed to replace Mr Edey as chairman, effective 1 June 2010.
Non-executive directors provide the board with advice and experience that is independent of management and the executive.
The presence of independent directors on the board, and the critical role they play as board representatives on key

AngloGold Ashanti Annual Financial Statements 2009
P

committees such as the Audit and Corporate Governance, Nominations, Party Political Donations and Remuneration
committees, ensures that the company's interests are served by impartial and independent views that are separate from those of management and shareholders.
The board’s charter sets out the powers, responsibilities, functions and delegation of authority, and the areas of responsibility expressly reserved for the board. The charter covers, among others, the following key areas:
•
authority of the board;
•
appointment of directors;
•
role and responsibility of the board;
•
procedures of the board;
•
board committees;
•
matters reserved for board decision;
•
management of risks;
•
corporate governance;
•
remuneration issues;
•
evaluation of board performance and induction of new directors; and
•
declaration of interests.
The board is authorised by the company's Articles of Association to appoint new directors, on recommendation by the
Nominations Committee, provided such appointees retire at the next annual general meeting and stand for election by shareholders. Retirement of non-executive directors follows a staggered process with one-third of non-executive directors retiring at least every three years at the annual general meeting. A curriculum vitae of each director standing for election or re-
election is made available to shareholders prior to the annual general meeting to assist in their decision making. Executive directors are appointed by the board to oversee the day-to-day running of the company and are held accountable by regular reporting to the board. Their performance is measured against pre-determined criteria.
While executive directors have contracts of employment with the company, non-executive directors do not have contracts of service with the company, or any of its subsidiaries that are terminable at periods of notice exceeding one year or require payment of compensation on termination. Details on the remuneration of executive and non-executive directors are presented in the Remuneration Report from page 207.
Determination of independence is guided by the King Code, the Companies Act and international best practice. Where the board, exercising its discretion and having considered all relevant facts, determines a director to be independent despite not meeting the set criteria, the board will fully disclose its reasoning in appropriate public reports. Internal policies are available on the company’s website at www.anglogoldashanti.co.za/About/Gov+Policies.htm.
At the board meeting held on 16 February 2010, the independence of Mr Frank Arisman, who retires from the board by rotation at the annual general meeting to be held on 7 May 2010, was reviewed. The board, in considering the requirements of King III, concluded that despite Mr Arisman having served as a director on the board since April 1998, his performance and the skills and knowledge which he brings to the board are of a high standard, and his independence of character and judgement are not in any way affected or impaired by the length of service, and the board is therefore of the opinion and has declared Frank Arisman to be independent.
The policy and independence of individual non-executive directors is reviewed annually as part of the annual board evaluation process. The performance evaluation tools are also reviewed as and when necessary to ensure that changes in the corporate governance environment as well as the company’s strategic needs are well catered for.
An annual self-evaluation is undertaken to determine that the board and its committees are effective in the performance of their duties and to facilitate board development. Depending on the results of the evaluation, appropriate action is taken to achieve the desired results. The board is also cognisant of the opportunity the evaluation process affords it in improving communication among its members and between the board and management and to fine tune its role in the overall management of the company.
The board believes that assessment of its performance should not be subject to a single evaluation process at the end of each year; hence it is committed to a continuous non-formal evaluation of its performance throughout the year.
The most recent formal evaluation was conducted in February 2010 in respect of the 2009 period. The chairman of the board and the chairman of each committee of the board led the processes to evaluate the board and the committees respectively.
Led by the deputy chairman, each director evaluated the performance of the chairman of the board.

AngloGold Ashanti Annual Financial Statements 2009
Corporate governance
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170
The performance evaluation of executive directors is conducted by the Remuneration Committee. For full details, see
Remuneration Committee report from page 207.
Topics covered in the board’s effectiveness evaluation include the following:
•
setting of performance objectives;
•
board contribution to development of strategy;
•
board response to crisis;
•
board awareness of developments in regulatory and market environments;
•
effectiveness of board committees;
•
evaluation of the relationship between the board and management, shareholders and among members of the board itself;
•
succession plans for senior executive management;
•
criteria for determining independence of directors; and
•
corporate governance and legal issues facing the board/company.
All members of the board have access to management and the records of the company, as well as to external professional advisers should the need arise.
All members of the Executive Committee are regular attendees at board meetings and report to the board on their respective operational areas.
The chairman of each committee also reports to the board after every meeting.
Separate meetings are held each year to discuss strategic matters and the group’s budget for the following year.
During 2009 the board held four scheduled quarterly meetings. In addition four special and eight sub committee meetings were held to discuss and approve issues of a special nature.
Members
26 Jan
6 Feb
6 April
13 May
22 Jun
29 Jul
28 Oct
7 Dec
(special        (quarterly        (special         (quarterly          (special        (quarterly       (quarterly
(special
meeting)
meeting)
meeting)
meeting)
meeting)
meeting)
meeting)
meeting)
Mr RP Edey
(Chairman)                           º                    º                   º                    º                   º                     º                    º                 º
Dr TJ
Motlatsi                                º                    x                   x                   º                   x                    º                    º                 º
Mr FB
Arisman                                º                    º                   º                    º                   º                     º                    º                 º
Mr RE
Bannerman#                          º                     º                   º                    º                  –                     –                   –                –
Mr M
Cutifani                                 º                     º                   º                    º                  º                      º                    º                º
Mr JH
Mensah#                                º                     º                   º                    º                  –                     –                    –              –
Mr WA
Nairn                                      º                     º                  º                    º                   º                      º                    º               º
Prof LW
Nkuhlu##                                º                     º                   º                    –                  º                      º                    º               º
Mr SM
Pityana                                   º                     º                   º                    º                  º                       º                    º              º
Mr S
Venkatakrishnan                       º                     º                   º                   º                   º                       º                    º              º
Apologies. # Retired 15 May 2009. ## Resigned from the board on 5 May 2009, reappointed on 1 June 2009.

AngloGold Ashanti Annual Financial Statements 2009
P

Board committees
The board has established and delegated specific roles and responsibilities to seven standing committees and one management committee (the Executive Committee), to assist it in the execution of its mandate. Each committee’s role and responsibilities are spelt out in its terms of reference, approved by the board and reviewed regularly to ensure that they remain in line with the company’s changing needs and business climate. Standing committees are chaired by independent non-executive directors.
As and when required, the board may establish ad hoc committees to address specific issues. Details of each board committee are provided below.
Audit and Corporate Governance Committee
Membership of the Audit and Corporate Governance Committee, including its chairman, comprises only independent non-
executive directors, in compliance with the Sarbanes-Oxley Act. This also fulfils the guidelines of the King III Code, which becomes effective in March 2010, and the requirements of Companies Act 71, of 2008, which is expected to become effective during 2010. The US Sarbanes-Oxley Act requires the board to identify a financial expert from within its ranks. The board has resolved that the committee's chairman, Prof Wiseman Nkuhlu is the board's financial expert. All three members of the committee have considerable financial knowledge and experience to help oversee and guide the board and the company in respect of the audit and corporate governance disciplines.
The committee is guided by its terms of reference. The mandate as delegated by the board is ensuring integrity of financial reporting and adequacy of governance, internal control and risk management policies and processes throughout the group.
The selection of external auditors, recommendation of their appointment to shareholders and the determination of their fees, policy procedures for approving non-audit work and checking and satisfying itself about independence of the external auditors is one of the functions of the committee. To this end, the committee holds private discussions with the external auditors and conducts an annual formal assessment on the independence of the auditors. In line with this, at its meeting in February 2010 and after due consideration of all relevant facts, the committee expressed satisfaction that the external auditor is independent of the company and was so during the financial period under review to and including the date of this report.
Fees paid to the external auditors in respect of audit fees were $7m and $1m relating to other assurance services. The percentage of non-audit fees as a portion of total fees paid to the external auditors for 2009 was about 13%.
The group internal audit manager has unrestricted access to both the Chief Executive Officer and the Chief Financial Officer,
the board chairman and the chairman of this committee, and is invited to attend and report on his department's activities at all committee meetings. The board is confident that the unfettered access of the group internal audit manager to key board members, and the direct and regular reporting to the committee, enables him to discharge his duties as required by law and in fulfilment of his obligations to the company. The function, duties and powers of the internal audit department, are governed by a formal internal audit charter approved by the committee. In addition, the group internal audit manager meets with committee members in the absence of management.
The committee meets regularly with the external audit partner, the group's internal audit manager and the Chief Financial
Officer to review the audit plans of the internal and external auditors and ascertain the scope of the audits, and to review the quarterly financial results, significant legal matters affecting the company, the preliminary announcement of the annual results and the annual financial statements, as well as all statutory submissions of a financial nature, prior to approval by the board.
In relation to risk management, the committee reviews the risk policies of the company with respect to risk identification and the risk management process, ensuring that the guidelines of the King Code and the requirements of the Sarbanes-Oxley Act are met, as well as advising the board on the effectiveness of the risk management system.

AngloGold Ashanti Annual Financial Statements 2009
Corporate governance
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172
In addition, the committee reviews fraud prevention policies and processes. The investigations of the reports made through the
“whistle blowing” process and the actions taken are reviewed and monitored by the committee on at least a quarterly basis.
The committee oversees the company’s integrated reporting and in that regard reviews the financial aspects of the sustainability report to ensure accuracy and reliability of information. It also reviews the non-financial information to ensure it conforms to the financial information. To facilitate the committee’s role in relation to the integrated reporting, the chairman was appointed to the Safety, Health and Sustainable Development Committee with effect from 27 October 2009. The 2009
Sustainability Review was reviewed and recommendation was made for its release to stakeholders.
At its meeting held in February 2010, the committee recommended the appointment of Ernst & Young as the auditors. Their appointment will be taken to shareholders for approval at the annual general meeting to be held on 7 May 2010.
The committee held four scheduled quarterly meetings during 2009 as detailed below. In addition, two sub-committee meetings were held.
Members
4 February
11 May**
27 July
26 October
Prof LW Nkuhlu
(Chairman)*                                       º
–                                            º                                 º
Mr FB Arisman                                   º                                        º                                            º                                 º
Mr RP Edey                                        º                                         º                                           º                                 º
Mr JH Mensah
#                                   º                                         º                                            –                                –
By invitation
Mr M Cutifani                                      º                                        º                                             º                                º
Mr S Venkatakrishnan                       º                                         º                                            º                                 º
* Resigned from the board on 5 May 2009. Re-appointed to the committee and chairman from 1 June 2009. # Retired on 15 May 2009.
** The meeting of 11 May 2009 was chaired by FB Arisman.
The NYSE listing rules require that the board determine whether a member of the committee's simultaneous service on the audit committees of more than three public companies impairs the ability of such a member to effectively serve on a listed company's audit committee. Professor Nkuhlu, the chairman of the committee, is a member of one (2008: two) other public company’s audit committee but is not its chairman.
After having considered all relevant facts, and given his professional knowledge and skills, the board concluded that the simultaneous service on another audit committee and membership on the Financial Crisis Advisory Group of the International
Accounting Standards Board (IASB) and the Financial Accounting Standards Board (FASB) by Prof Nkuhlu has not impaired his ability to diligently execute his responsibilities to the committee and the board of AngloGold Ashanti. The members of the
Audit and Corporate Governance Committee were all re-appointed to serve as members of the committee by the board to hold office for the next financial year.
Remuneration Committee
The Remuneration Committee comprises only non-executive directors and is responsible for evaluating the performance of executive directors and executive management, and for setting appropriate remuneration for such officers of the company.
The performance of each executive director is assessed relative to the prevailing business climate and market conditions, as well as to annual evaluations of the achievement of key predetermined objectives. Bonuses paid to executive directors are a reflection of the performance of each of the directors and the company as a whole. The fees of non-executive directors are fixed by shareholders at the annual general meeting and, other than the fees they receive for their participation on board committees and an allowance for travelling internationally to attend board meetings, non-executive directors receive no further payments from the company and are precluded from participation in the company's share incentive scheme.

AngloGold Ashanti Annual Financial Statements 2009
P

Full details of the company's remuneration philosophy, the committee's deliberations during 2009, remuneration payments for all directors and information on the Share Incentive Scheme are available in the Remuneration Report from page 207 of this report.
Members
5 February
12 May
28 July
27 October
Mr SM Pityana
(Chairman)                                                            º                                                             º                                                                  º                                                      º
Mr FB Arisman                                                   º                                                           º                                                                 º                                                    º
Mr RE Bannerman                                            º                                                           º
#
–
–
Mr RP Edey                                                           º                                                           º                                                                 º                                                    º
Dr TJ Motlatsi                                                       º                                                           º                                                                 º                                                    x
Prof LW Nkuhlu                                  º
##
–                                            º                                   º
By invitation
Mr M Cutifani
# Retired from board on 15 May 2009. ## Resigned from the board on 5 May 2009, re-appointed on 1 June 2009. x Apologies
Nominations Committee
The appointment of directors is a matter for the board as a whole but the Nominations Committee, whose membership comprises solely of independent non-executive directors, is responsible for identifying and recommending suitable candidates for appointment to the board. The fit and proper standards policy for directors guides this process. The committee is also responsible for establishing and reviewing succession plans for members of the board, particularly those of the Chief Executive
Officer and board chairman.
The committee met twice during 2009.
Members                                                   30 April                                                  28 October
Mr RP Edey (Chairman)                                       º                                                                  º
Mr FB Arisman                                                    º                                                                   º
Mr RE Bannerman                                               º
#
–
Mr JH Mensah                                                     x
–
Dr JT Motlatsi                                                       º                                                                  º
Mr WA Nairn                                                        x                                                                  º
Prof LW Nkuhlu
†                                                                    º
Mr SM Pityana                                                     º
†
By invitation
Mr M Cutifani                                                       º                                                                   º
x  Apologies                     # Retired from board on 15 May 2009.                † Recused
Safety, Health and Sustainable Development Committee
The Safety, Health and Sustainable Development Committee oversees the company’s performance regarding safety, health and the environment, and its social interaction with the communities in which it operates. This committee is also responsible for establishing targets in relation to each of these areas. Safety, health and environmental performance and relations with government, community members and other stakeholders, form an integral part of operational management.
Membership of the committee comprises non-executive directors and the Chief Executive Officer. Its meetings are attended by several members of the executive team and other officers of the company. During 2009 the committee deliberated on the safety concerns faced by the company's South African mines and in particular, on the strategies and methodologies that will enhance the safety and security of all company employees.

AngloGold Ashanti Annual Financial Statements 2009
Corporate governance
P
174
Four scheduled quarterly meetings were held during 2009 as detailed below.
Members
5 February
12 May
28 July
27 October
Mr WA Nairn
(Chairman)                                    º                                            º                                           º                                   º
Mr M Cutifani                                 º                                            º                                           º                                   º
Mr JH Mensah#                             º                                            º
–
–
Dr TJ Motlatsi                                 º                                            º                                           º                                   º
Prof LW Nkuhlu                                                                                                                                                             º
##
–
–
–
Mr SM Pityana                                º                                            º                                           º                                   º
By invitation
Mr FB Arisman                               º                                            º                                           º                                   º
Mr RP Edey                                    º                                             º                                           º                                   º
Apologies. # Retired from board on 15 May 2009. ## Appointed 27 October 2009.
Transformation and Human Resources Development Committee
The committee is responsible for overseeing the company's performance in respect of employment equity, transformation and staff development by taking into account the legal requirements of applicable legislation and the monitoring of targets set by the company, including the monitoring of the Mining Charter in its entirety and all legislative requirements impacting on the company's right to mine at all its operations. The committee is also responsible for employee skills development in a manner that seeks to develop and retain talent, and to provide employees with the opportunity to enhance their skills and knowledge.
Details of the company's employment equity practices and performance during the year, as well as the challenges the company faces in this regard are provided in the Sustainability Review 2009 which is available on the company’s website.
The committee held four scheduled quarterly meetings in 2009.
Members
5 February
12 May
28 July
27 October
Dr TJ Motlatsi
(Chairman)                                        º                                             º                                      º                                   x
Mr FB Arisman                                  º                                             º                                      º                                    º
Mr RE Bannerman#                           º                                              º
–
–
Mr M Cutifani                                     º                                              º                                     º                                    º
Mr WA Nairn                                      x                                             º                                      x                                   º
Mr SM Pityana                                    º                                             º                                      º                                    º
Apologies. # Retired from board on 15 May 2009.
Investment Committee
This committee is responsible for overseeing and reviewing AngloGold Ashanti's strategic investments which includes the acquisition and disposal of assets, capital expenditure and projects. The membership of the committee comprised
Mr RP Edey (chairman), Mr M Cutifani, Mr WA Nairn, Mr Pityana, Mr S Venkatakrishnan and Mr JH Mensah who retired from the board on 15 May 2009. The committee met on 11 May 2009 and all members were present.
Party Political Donations Committee
The membership of the Party Political Donations Committee comprises the South African resident independent non-executive directors, namely, Mr WA Nairn, Prof LW Nkuhlu, Mr SM Pityana and is chaired by the deputy chairman of the board,
Dr TJ Motlatsi. The committee determines the funding of political parties in South Africa in accordance with principles set out in the political donations policy adopted by the board on 29 April 2003. The committee met once during the year, on
3 February, 2009 at which all members were present. Mr WA Nairn was appointed a member of the committee at that meeting.
In line with the company’s policy on political donations which seeks to support a strong democracy and good governance, the committee approved a donation of R4m which was distributed to six South African political parties intended as the

AngloGold Ashanti Annual Financial Statements 2009
P

company’s contribution to the democratic elections held in South Africa during 2009. The criteria for allocation of the funds was in line with the company’s policy and was based on an assessment of the capacity of each of the parties to contribute meaningfully to the democratic debate and to the generation of policy ideas for public consideration and further, capacity to contribute constructively to building a culture of executive accountability and parliamentary oversight.
Executive Committee
This committee is chaired by Mr Cutifani, the Chief Executive Officer and comprises members of the executive team as detailed on page 134. The committee is responsible for overseeing the day-to-day management of the company's affairs and for executing the decisions of the board. It meets at least monthly and is actively involved in the strategic review of the company's values, safety performance, operation and exploration profiles and financial status.
Treasury Committee
The Treasury Committee is a sub-committee of the audit and corporate governance committee. Its membership comprises of two non-executive directors, the Chief Financial Officer and a number of employees whose duties are relevant to the role and functions of the committee. It is chaired by the chairman of the audit and corporate governance committee and its main role is to monitor and mitigate financial risks. The committee held two meetings during the year under review.
Finance Committee
Membership of the Finance Committee includes the Chief Financial Officer, senior finance officers and other senior management. Its function is to review the financial aspects of the company’s affairs, including reviewing the effectiveness of the company’s disclosures policy, internal controls and procedures established by the company or the committee and make recommendations to the Executive Committee for any changes required.
Disclosures Committee
AngloGold Ashanti believes in the dissemination of credible, accurate and verifiable information. Accordingly, a Disclosures
Committee, comprising senior management, has been established to manage compliance with the company’s continuous disclosure obligations and communications policy. The committee ensures that adequate guidelines are put in place to facilitate the process of material disclosure of company information, and bears responsibility for certain categories of information gathering and processes.
Company Secretary
Ms Lynda Eatwell was appointed company secretary in December 2006. The company secretary assists the board in its deliberations, drawing attention of members to their legal duties and ensuring, together with the executive directors and senior management that decisions of the board are properly implemented. The company secretary, in collaboration with the group compliance manager, is responsible for ensuring that new directors are effectively inducted in terms of their duties and responsibilities. Together with the investor relations department, the company secretary provides a direct communication link with investors and liaises with the company's share registrars on all issues affecting shareholders. The company secretarial function, in consultation with other departments, furthermore, provides mandatory information required by various regulatory bodies and stock exchanges on which the company is listed. The company secretary assists the Senior Vice President –
Finance, Treasury in ensuring compliance with all the statutory requirements relating to the administration of the company’s share incentive scheme. She also ensures that minutes meetings of shareholders, board and board committees are properly recorded in accordance with the South African Companies Act 61 of 1973, as amended. The company secretarial and compliance functions also play a role in the board’s annual evaluation process.
Group Compliance Manager
Mr Ken Tshribi was appointed group compliance manager in December 2008. Compliance with laws and regulations promote and sustain the reputation and standing of a company and meet the expectations of the market and society. In this regard, the board has established the Compliance Department, headed by the group compliance manager. The compliance function has the responsibility for advising and assisting the board of directors and management in designing and implementing appropriate compliance management policies and procedures; in awareness training; in assessing, monitoring and reporting on the company’s compliance programmes and practices; in implementing strategies that reinforce a safe, transparent and ethical working environment; and in ensuring consistent enforcement of policies, standards and procedures.

AngloGold Ashanti Annual Financial Statements 2009
Risk management
P

Risk management and
internal controls

AngloGold Ashanti Annual Financial Statements 2009
P

AngloGold Ashanti has in place the systems necessary to assist management and the board to effectively manage the wide range of risks faced by the group's operations so as to promote the creation and preservation of shareholder wealth.
The board is satisfied that there is an ongoing process for identifying, evaluating and managing significant risks and internal controls, and, where weaknesses are identified, these are promptly addressed within AngloGold Ashanti and its operations as risk mitigation processes are part of the group's overall risk management framework. The group has a sound system of internal control, based on policies and guidelines, in all material subsidiaries and joint ventures under its control.
The board reviews and approves the risk strategy and policies that are formulated by the executive directors and senior management. Management is accountable to the board and has established a system of internal controls to manage significant group risk. This system assists the board in discharging its responsibility for ensuring that the wide range of risks associated with the group's global operations are effectively managed in support of the creation and preservation of shareholder wealth. Full reviews of the risk control and disclosure processes are undertaken regularly.
AngloGold Ashanti has established a group risk management policy with supporting standards that provides an overarching and consistent framework for the assessment and management of risks. Risks are ranked using a common methodology.
Where a risk is assessed as material, it is reported and reviewed by senior management.
Risk management’s focus is to ensure that AngloGold Ashanti delivers value to its stakeholders. The risk management systems meet the requirements of the King Code on Corporate Governance in South Africa 2002 (King II) and the United States of America
(US) Sarbanes-Oxley Act (SOX). The King Code on Corporate Governance in South Africa 2009 (King III) will be applied by year-
end 2010. In conducting its annual review of the effectiveness of risk management, the board considers the key findings from the ongoing monitoring and reporting process, management assertions and independent assurance reports. The board also takes account of material changes and trends in the risk profile, and considers whether the control system, including reporting, adequately supports the board in achieving its risk management objectives. The board furthermore, receives assurance from the
Audit and Corporate Governance Committee, which derives its information, in part, from regular internal and external audit reports and, where considered necessary, from other reports on risk and internal control throughout the group.
The group's Chief Executive Officer and Chief Financial Officer are both required, in terms of SOX, to certify on Form 20-F that its financial statements present a true and fair view, in all material respects, of the group's financial position, cash flows and operational results, in accordance with the relevant, Generally Accepted Accounting Principles in the US. The certificates further provide that both officers are responsible for establishing and maintaining disclosure and internal controls and procedures for financial reporting. The certification process is pre-approved by the board of directors prior to filing of the Form
20-F with the US Securities and Exchange Commission (SEC).
All eight key components of the 'Enterprise Risk Management – Integrated Framework' issued by the Committee of
Sponsoring Organizations of the Treadway Commission (COSO) have been incorporated into the group's process to comply with SOX section 404 dealing with the group's internal control system. The requirements of King II have also been included as are those of International Standard ISO/DIS 31000 ‘Risk Management – Principles and Guidelines on Implementation’.
In respect of those entities in which AngloGold Ashanti does not have a controlling interest, the directors who represent
AngloGold Ashanti on the boards of these entities, seek assurance that significant risks are being managed.
In light of the current global financial crisis, as well as management restructuring, AngloGold Ashanti is engaged in an enhanced focus upon risk management to benefit from opportunities and cope with uncertainty.
Risk factors
The following sections describe many of the risk factors that could affect AngloGold Ashanti. However, there may be additional risks unknown to AngloGold Ashanti and other risks, currently believed to be immaterial, that could turn out to be material.
These risks, either individually or simultaneously, could significantly affect the group’s business and financial results.
The risk factors highlight the group’s exposure to risk without explaining how these exposures are managed and mitigated or how some of the risks are also potential opportunities. The risk factors set out in this document have been organised into the following categories: risks related to AngloGold Ashanti’s results of operations and its financial condition as a result of factors

AngloGold Ashanti Annual Financial Statements 2009
Risk management
P
178
that impact the gold mining industry generally; risks related to AngloGold Ashanti’s results of operations and its financial condition as a results of factors specific to AngloGold Ashanti and its operations and risks related to AngloGold Ashanti’s ordinary shares and American Depositary Shares, or ADSs.
Risks related to AngloGold Ashanti’s results of operations and its financial condition as a result of factors that impact the gold mining industry generally
Commodity market price fluctuations could adversely affect the profitability of AngloGold Ashanti's operations.
AngloGold Ashanti’s revenues are primarily derived from the sale of gold and, to a lesser extent, uranium, silver and sulphuric acid. The market prices for these commodities fluctuate widely. These fluctuations are caused by numerous factors beyond
AngloGold Ashanti's control. For example, the market price of gold may fluctuate for a variety of reasons, including:
•
speculative positions taken by investors or traders in gold;
•
changes in the demand for gold as an investment;
•
changes in the demand for gold used in jewellery and for other industrial uses, including as a result of prevailing economic conditions;
•
changes in the supply of gold from production, disinvestment, scrap and hedging;
•
financial market expectations regarding the rate of inflation;
•
strength of the US dollar (the currency in which the gold price trades internationally) relative to other currencies;
•
changes in interest rates;
•
actual or expected sales or purchases of gold by central banks and the International Monetary Fund;
•
gold hedging and de-hedging by gold producers;
•
global or regional political or economic events; and
•
the cost of gold production in major gold producing countries.
The market price of gold has recently experienced significant volatility. During 2009, the gold price traded from a record high of
$1,226.10/oz to a low of $801.65/oz. On 10 March 2010, the afternoon fixing price of gold on the London Bullion Market was
$1,120.50/oz.
The price of gold is often subject to sharp, short-term changes resulting from speculative activities. While the overall supply of and demand for gold can affect its market price, because of the considerable size of above-ground stocks of the metal in comparison to other commodities, these factors typically do not affect the gold price in the same manner or degree that the supply of and demand for other commodities tends to affect their market price. In addition, the recent shift in gold demand from physical demand to investment and speculative demand may exacerbate the volatility of gold prices.
A sustained period of significant gold price volatility may adversely affect AngloGold Ashanti's ability to evaluate the feasibility of undertaking new capital projects or continuing existing operations or to make other long-term strategic decisions.
If revenue from gold sales falls below the cost of production for an extended period, AngloGold Ashanti may experience losses and be forced to curtail or suspend some or all of its capital projects or existing operations, particularly those operations having operating costs that are flexible to such short- to medium-term curtailment or closure, or change its dividend payment policies. In addition, it would have to assess the economic impact of low gold prices on its ability to recover any losses that may be incurred during that period and on its ability to maintain adequate cash reserves.
Foreign exchange fluctuations could have a material adverse effect on AngloGold Ashanti's operational results and financial condition.
Gold is principally a dollar-priced commodity, and most of AngloGold Ashanti's revenues are realised in, or linked to, dollars while production costs are largely incurred in the local currency where the relevant operation is located. As a result of its global operations and local foreign exchange regulations, some of AngloGold Ashanti's funds are held in local currencies, such as the South African rand and the Australian dollar. The weakening of the dollar, without a corresponding increase in the dollar

AngloGold Ashanti Annual Financial Statements 2009
P

price of gold against these local currencies, results in lower revenues and higher production costs in dollar terms. Conversely, the strengthening of the dollar, without a corresponding decrease in the dollar price of gold against these local currencies, yields significantly higher revenues and lower production costs in dollar terms. Exchange rate movements may have a material effect on AngloGold Ashanti's operating results. For example, a 1% strengthening of the South African rand, Brazilian real, the
Argentinean peso and the Australian dollar against the US dollar will, other factors remaining equal, result in an increase in total cash costs under International Financial Reporting Standards incurred of nearly $4/oz, or 1%.
The profitability of AngloGold Ashanti's operations, and the cash flows generated by these operations, are significantly affected by fluctuations in input production prices, many of which are linked to the prices of oil and steel.
Fuel, energy and consumables, including diesel, heavy fuel oil, chemical reagents, explosives, tyres, steel and mining equipment consumed in mining operations form a relatively large part of the operating costs and/or capital expenditures of any mining company. AngloGold Ashanti has no influence over the cost of these consumables, many of which are linked to some degree to the price of oil and steel.
The price of oil has recently been volatile, reaching a high of $79.43 per barrel and a low of $38.87 per barrel in 2009 as compared to an all-time high oil price of $145.11 per barrel on 11 July 2008. AngloGold Ashanti has estimated that for each
$1 per barrel rise in the oil price, other factors remaining equal, the average cash costs under IFRS of all its operations increases by about $0.41/oz with the cash costs of certain of its mines, particularly Geita, Cripple Creek & Victor, Siguiri and
Sadiola, which, being more dependent on fuel, are more sensitive to changes in the price of oil. Furthermore, the price of steel which is used in the manufacture of most forms of fixed and mobile mining equipment, is also a relatively large contributor to the operating costs and capital expenditure of a mining company and has also been volatile recently. For example, the price of flat HRC (North American Domestic FOB) steel reached a high of $656 per ton and a low of $410 per ton in 2009 as compared to an all time high price of $1,240 per ton during May 2008.
Fluctuations in the price of oil and steel have a significant impact upon operating cost and capital expenditure estimates and, in the absence of other economic fluctuations, could result in significant changes in the total expenditure estimates for new mining projects or render certain projects non-viable.
Energy cost increases, and power fluctuations and stoppages, could adversely affect AngloGold Ashanti's results of operations and its financial condition.
AngloGold Ashanti's mining operations are dependent upon electrical power generated by local utilities or by power plants situated at some of its operations.
In South Africa, AngloGold Ashanti’s operations are substantially dependent on electricity supplied by Eskom, the state-
owned utility. Eskom and the National Energy Regulator of South Africa, or the NERSA, continue to recognise the need for new supply capacity and a series of tariff increases and proposals have been tabled. In the third quarter of 2009, Eskom applied to NERSA for a tariff review to obtain an additional 45% increase annually for the next three years, which was later reduced to 35% annually for three years. On 24 February 2010, NERSA approved an increase of about 25% per year for three years and as energy prices represent a large portion of AngloGold Ashanti’s operating costs in South Africa, the resulting increases will have an adverse impact on the cash costs of its South African operations.
In addition, generating capacity was severely impaired in 2008 when Eskom warned that it could no longer guarantee the availability of its supply of electrical power to the South African mining industry. Consequently, AngloGold Ashanti, along with other mining companies with South African operations, was forced temporarily to suspend mining operations at its South
African mines. AngloGold Ashanti’s South African mines continue to work within a constraint of 90% of average capacity.
AngloGold Ashanti cannot give assurance that power supply to its South African operations will not experience future interruptions as the South African economic situation further improves, thereby potentially increasing the demand on the national grid system in South Africa.
In Ghana, AngloGold Ashanti’s operations depend on hydroelectric power supplied by the Volta River Authority, or the VRA, an entity controlled by the government of Ghana which is supplemented by thermal power from the Takoradi plant as well as the smaller unit recently commissioned at Tema. The VRA’s principal electricity generating facility is the Akosombo Dam and

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during periods of below average inflows from the Volta reservoir, electricity supplies from the Akosombo Dam may be curtailed, as occurred in 1998, 2006 and the first half of 2007. In addition, during periods of limited electricity availability, the national power system is subject to system disturbances and voltage fluctuations, which can damage AngloGold Ashanti's equipment.
The VRA has in the past also obtained power from neighbouring Côte d’Ivoire, which has intermittently experienced some political instability and civil unrest.
These factors, including increased power demand from other users in Ghana, may cause interruptions in AngloGold Ashanti's power supply to its operations in Ghana or result in increases in the cost of power even if they do not interrupt supply.
Consequently, these factors may adversely affect AngloGold Ashanti’s results of operations and its financial condition.
From January 2009, and after negotiation, Ghana increased the rate at Obuasi from 9.2 to 9.3 US cents per kilowatt hour and at Iduapriem from 9.2 to 10.2 US cents per kilowatt hour. Even though these rates are expected to remain at these levels in the short term, they could be impacted by any significant spike in the crude oil price given the country’s dependence on light crude oil for firing the thermal power plants.
AngloGold Ashanti's mining operations in Guinea, Tanzania and Mali are dependent on power supplied by outside contractors and supplies of fuel being delivered by road. AngloGold Ashanti's power supply has been disrupted in the past and it has suffered resulting production losses as a result of equipment failure.
Global economic conditions could adversely affect the profitability of AngloGold Ashanti's operations.
AngloGold Ashanti's operations and performance depend significantly on worldwide economic conditions. During 2009, following the global financial crisis that had severe negative impacts upon banking systems, financial institutions and financial and credit markets in the latter half of 2008, general economic indicators continued to deteriorate, including declining consumer sentiment and business confidence, increased unemployment, reduced levels of capital expenditure, ongoing disruption in financial and credit markets and uncertainty regarding corporate earnings. In recent months, certain indices and economic data have shown some signs of improvement and stabilisation. However, there can be no assurance that these improvements will be broad-based or sustainable and how they will affect the markets relevant for AngloGold Ashanti remains uncertain.
A continuation of the global economic downturn may have follow-on effects on AngloGold Ashanti's business. For example:
•
the insolvency of key suppliers could result in a supply chain break-down;
•
the failure or potential failure of hedging and derivative counterparts and other financial institutions may negatively impact
AngloGold Ashanti's results of operations and its financial condition;
•
other income and expense could vary materially from expectations depending on gains or losses realised on the sale or exchange of financial instruments and impairment charges may be incurred with respect to AngloGold Ashanti's investments;
•
other amounts realised in the future on AngloGold Ashanti's financial instruments could differ significantly from the fair values currently assigned to them;
•
AngloGold Ashanti's defined benefit pension fund may not achieve expected returns on its investments, which could require
AngloGold Ashanti to make substantial cash payments to fund any resulting deficits; and
•
the reduced availability of credit may make it more difficult for AngloGold Ashanti to obtain, or may increase the cost of obtaining, finance for AngloGold Ashanti's operations.
In addition, uncertainty regarding global economic conditions may also increase the volatility or negatively impact the value of the market value of AngloGold Ashanti's securities.
Inflation may have a material adverse effect on AngloGold Ashanti's operational results.
Most of AngloGold Ashanti's operations are located in countries that have experienced high rates of inflation during certain periods.
Since AngloGold Ashanti is unable to influence the market price at which it sells gold it is possible that significantly higher future inflation in the countries in which AngloGold Ashanti operates may result in an increase in future operational costs in local currencies (without a concurrent devaluation of the local currency of operations against the dollar or an increase in the dollar price of gold). This could have a material adverse effect upon AngloGold Ashanti's results of operations and its financial condition.

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While none of AngloGold Ashanti's operations are currently materially adversely affected by inflation, significantly higher and sustained inflation in the future, with a consequent increase in operational costs, could result in operations being reduced or rationalised at higher cost mines.
AngloGold Ashanti faces many risks related to the development of its mining projects that may adversely affect its results of operations and profitability.
The profitability of mining companies depends, in part, on the actual costs of developing and operating mines, which may differ significantly from estimates determined at the time a relevant mining project was approved following the completion of the relevant feasibility studies. The development of mining projects may also be subject to unexpected problems and delays that could increase the cost of development and the ultimate operating cost of the relevant project.
AngloGold Ashanti's decision to develop a mineral property is typically based, in the case of an extension or, in the case of a new development, on the results of a feasibility study. Feasibility studies estimate the expected or anticipated project economic returns. These estimates are based on assumptions regarding:
•
future gold, other metal and uranium prices;
•
future foreign currency exchange rates;
•
anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;
•
anticipated recovery rates of gold, uranium, silver and other metals extracted from the ore;
•
anticipated capital expenditure and cash operating costs; and
•
the required return on investment.
Actual cash operating costs, production and economic returns may differ significantly from those anticipated by such studies and estimates. Operating costs and capital expenditure are driven to a significant extent by the costs of the commodity inputs, including the cost of fuel, chemical reagents, explosives, tyres and steel, consumed in mining activities and credits from by-
products, such as silver and uranium.
There are a number of uncertainties inherent in the development and construction of an extension to an existing mine, or in the development and construction of any new mine. In addition to those discussed above, these uncertainties include the:
•
timing and cost of the construction of mining and processing facilities, which can be considerable;
•
availability and cost of skilled labour, power, water and transportation facilities;
•
availability and cost of appropriate smelting and refining arrangements;
•
need to obtain necessary environmental and other governmental permits and the time to obtain such permits; and
•
availability of funds to finance construction and development activities.
The cost, timing and complexities of mine development and construction can increase because of the remote location of many mining properties. New mining operations could experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production could occur. Finally, operating cost and capital expenditure estimates could fluctuate considerably as a result of changes in the prices of commodities consumed in the construction and operation of mining projects.
Accordingly, AngloGold Ashanti's future development activities may not result in the expansion or replacement of current production with new production, or one or more new production sites or facilities may be less profitable than currently anticipated or may not be profitable at all. AngloGold Ashanti’s operating results and financial conditions are directly related to the success of its project developments. A failure in AngloGold Ashanti’s ability to develop and operate mining projects in accordance with, or in excess of, expectations could negatively affect its results of operations and its financial condition and prospects.
AngloGold Ashanti faces uncertainty and risks in its exploration, feasibility studies and other project evaluation activities.
Exploration activities are speculative in nature and feasibility studies and other project evaluation activities necessary to determine whether a viable mining operation exists or can be developed are often unproductive. These activities also often require substantial expenditure to establish the presence, and to quantify the extent and grades (metal content), of mineralised material through exploration drilling. AngloGold Ashanti undertakes feasibility studies to estimate the technical and economic viability of mining projects, including the determination of appropriate mining methods and metallurgical recovery processes to mine and extract gold from the ore. These activities are undertaken in order to estimate the Ore Reserve.

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Once mineralisation is discovered it can take several years to determine whether adequate ore reserves exist. During this time, the economic feasibility of production may change owing to fluctuations in factors that affect revenue, as well as cash and other operating costs, including:
•
future metal and other commodity prices;
•
future foreign currency exchange rates; and
•
the required return on investment as based upon the costs and availability of capital.
Feasibility studies also include activities to estimate:
•
anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;
•
anticipated recovery rates of gold, uranium and other metals from the ore; and
•
anticipated capital expenditure and cash operating costs.
These estimates depend upon the data available and the assumptions made at the time the relevant estimate is made.
Ore Reserve estimates are not precise calculations and depend on the interpretation of limited information on the location, shape and continuity of the occurrence and on the available sampling results. Further exploration and feasibility studies can result in new data becoming available that may change previous Ore Reserve estimates which will impact upon both the technical and economic viability of production from the relevant mining project. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves resulting in revisions to previous Ore Reserve estimates. These revisions could impact depreciation and amortisation rates, asset-carrying values provisions for closedown, restoration and environmental clean-up costs.
AngloGold Ashanti undertakes annual revisions to its Ore Reserve estimates based upon actual exploration and production results, depletion, new information on geology and fluctuations in production, operating and other costs and economic assumptions. These factors may result in reductions in its Ore Reserve estimates, which could adversely affect the life-of-mine plans and consequently the total value of AngloGold Ashanti's mining asset base. Ore Reserve restatements could negatively affect AngloGold Ashanti’s results, financial condition and prospects, as well as its reputation.
The increased demand for gold and other commodities, combined with a declining rate of discovery, has resulted in existing reserves being depleted at an accelerated rate in recent years. AngloGold Ashanti therefore faces intense competition for the acquisition of attractive mining properties. From time to time, AngloGold Ashanti evaluates the acquisition of Ore Reserve, development properties and operating mines, either as stand-alone assets or as part of companies. AngloGold Ashanti’s decisions to acquire these properties have historically been based on a variety of factors including historical operating results, estimates of and assumptions regarding the extent of Ore Reserve, cash and other operating costs, gold prices and projected economic returns and evaluations of existing or potential liabilities associated with the relevant property and its operations and how these factors may change in the future. Other than historical operating results, all of these factors are uncertain and could have an impact upon revenue, cash and other operating issues, as well as the uncertainties related to the process used to estimate Ore Reserve.
As a result of these uncertainties, the exploration programmes and acquisitions engaged in by AngloGold Ashanti may not result in the expansion or replacement of the current production with new Ore Reserve or operations. AngloGold Ashanti’s operating results and financial condition are directly related to the success of its exploration and acquisition efforts and its ability to replace or increase existing Ore Reserve. If AngloGold Ashanti is not able to maintain or increase its reserves, its results of operations and its financial condition and prospects could be adversely affected.
AngloGold Ashanti faces many risks related to its operations that may adversely affect its cash flows and overall profitability.
Gold mining is susceptible to numerous events that may have an adverse impact on a mining business, its ability to produce gold and meet its production targets. These events include, but are not limited to:
•
environmental hazards, including discharge of metals, pollutants or hazardous chemicals;
•
industrial accidents;
•
underground fires;
•
labour disputes;
•
activities of illegal or artisanal miners;
•
mechanical breakdowns;

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electrical power interruptions;
•
encountering unexpected geological formations;
•
unanticipated ground conditions;
•
ingresses of water;
•
process water shortages;
•
unanticipated increases in gold lock-up and inventory levels at heap-leach operations;
•
fall-of-ground accidents in underground operations;
•
failure of mining pit slopes, heap-leach facilities, water dams, waste stockpiles and tailings dam walls;
•
legal and regulatory restrictions and changes to such restrictions;
•
safety-related stoppages;
•
seismic activity; and
•
other natural phenomena, such as floods, droughts or inclement weather conditions, potentially exacerbated by climate change.
Seismic activity is of particular concern in underground mining operations, particularly in South Africa due to the extent and extreme depth of mining, and also in Australia and Brazil due to the depth of mining and residual tectonic stresses. Despite the implementation of technology and modifications to mine layouts and support technology with a view to minimising the incidence and impact of seismic activity, seismic events have in the past, and may in the future, cause the death of, or injury to, employees and contractors.
Seismic activity may also cause the loss of mining equipment, damage to, or destruction of, mineral properties or production facilities, monetary losses, environmental damage and potential legal liabilities in South Africa and elsewhere where seismic activity may be a factor. As a result, these events may have a material adverse effect on AngloGold Ashanti's results of operations and its financial condition.
AngloGold Ashanti is subject to extensive health and safety laws and regulations.
Gold mining operations are subject to a variety of industry-specific health and safety laws and regulations depending upon the jurisdiction in which they are located. These laws and regulations are designed to improve and to protect the safety and health of employees.
From time to time, new health and safety laws and regulations, or amendments to existing health and safety laws and regulations, are introduced in the jurisdictions in which AngloGold Ashanti operates. Should compliance with new standards require a material increase in expenditure or material interruptions to its operations or production, including as a result of any temporary failure to comply with applicable regulations, AngloGold Ashanti's results of operations and its financial condition could be adversely affected. For example, in South Africa the government has introduced compulsory shutdowns of operations to enable investigations into the cause of accidents that have occurred at those operations and certain of
AngloGold Ashanti’s operations have been temporarily suspended for this reason in the past.
In addition, AngloGold Ashanti’s reputation as a responsible company and employer could be damaged by any significant governmental investigation or enforcement of health and safety standards. Any of these factors could have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.
Mining companies are increasingly required to consider and ensure the sustainable development of, and provide benefits to, the communities and countries in which they operate, and are subject to extensive environmental laws and regulations.
As a result of public concern about the perceived ill effects of economic globalisation, business generally and large multinational corporations, such as AngloGold Ashanti, in particular, face increasing public scrutiny of their activities.
These businesses are under pressure to demonstrate that, as they seek to generate satisfactory returns on investment to shareholders, other stakeholders, including employees, communities surrounding operations and the countries in which they operate, benefit, and will continue to benefit from their commercial activities. Such pressures tend to be particularly focused on companies whose activities are perceived to have a high impact on their social and physical environment. The potential consequences of these pressures include reputational damage, legal suits and social spending obligations.

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The location of existing and proposed mining operations often coincides with the location of existing towns and villages, natural water courses and other infrastructure. Mining operations must therefore be designed to minimise their impact on such communities and the environment, either by changing mining plans to avoid impacts, modifying mining plans and operations, or relocating the relevant people to an agreed location. These measures may include agreed levels of compensation for any adverse impact the mining operation may continue to have upon the community. The cost of these measures could increase capital and operating costs and therefore could have an adverse impact upon the results of operations.
AngloGold Ashanti is subject to the above factors at certain of its existing and proposed mining sites and at all of its exploration sites.
Mining companies are also subject to extensive environmental laws and regulations in the various jurisdictions in which they operate. These regulations establish limits and conditions on producers' ability to conduct their operations. The cost of AngloGold
Ashanti's compliance with environmental laws and regulations has been, and is expected to continue to be, significant. For example, in February 2010, following discussions with the Environmental Protection Agency of Ghana in relation to potentially adverse environmental impacts arising from the current tailings storage facility in Ghana, AngloGold Ashanti’s Iduapriem mine in
Ghana has been suspended until alternative arrangements for tailings storage can be established. In 2009, Iduapriem produced approximately 190,000 ounces of gold, or approximately 4% of AngloGold Ashanti’s gold production in that year.
Environmental laws and regulations are continually changing and are generally becoming more restrictive. If AngloGold
Ashanti's environmental compliance obligations alter as a result of changes in laws and regulations, or in certain assumptions it makes to estimate liabilities, or if unanticipated conditions arise at its operations, including any temporary failure to comply with regulations, standards or operating procedures requiring its operations to be suspended, its expenses and provisions would increase and its rate of production and revenue could be adversely impacted. If material, these expenses and provisions could adversely affect AngloGold Ashanti's results of operations and its financial condition.
Mining companies are required by law to close their operations and rehabilitate the lands that they mine. Estimates of the total ultimate closure and rehabilitation costs for gold mining operations are significant and based principally on current legal and regulatory requirements that may change materially. Environmental liabilities are accrued when they become known, probable and can be reasonably estimated. Increasingly, regulators are seeking security in the form of cash collateral or bank guarantees in respect of environmental obligations, which could have an adverse effect on AngloGold Ashanti's financial condition.
Costs associated with rehabilitating land disturbed by the mining processes and addressing the environmental, health and community issues are estimated and financial provision made based upon information available currently. Estimates may however be insufficient and further costs may be identified at any stage. Any underestimated or unidentified rehabilitation costs would reduce earnings and could materially and adversely affect AngloGold Ashanti's asset values, earnings and cash flows.
Compliance with emerging climate change regulation could result in significant costs to AngloGold Ashanti, and climate change may present physical risks to the company’s operations.
Greenhouse gases, or GHGs, are emitted directly by AngloGold Ashanti’s operations and indirectly as a result of the consumption of electricity purchased from external utilities. Emissions from electricity consumption are indirectly attributable to the company’s operations. Currently, a number of international and national measures to address or limit GHG emissions, including the Kyoto Protocol and the Copenhagen Accord, are in various phases of discussion or implementation in the countries in which the company operates. These measures could result in requirements for AngloGold Ashanti to reduce its direct and indirect GHG emissions. For example:
•
In 2010 the Australian parliament will continue to debate the introduction of the Carbon Pollution Reduction Scheme, which would cap national emissions and require certain companies whose emissions exceed the agreed threshold to obtain allowances to emit GHGs. AngloGold Ashanti may be required under this scheme to purchase allowances for emissions starting in 2011. The company is already required to report its GHG emissions to the Australian government under the
National Greenhouse and Energy Reporting Act;
•
The South African government has announced a climate change policy process culminating in the publication of a white paper in late 2010, with GHG legislation likely in 2011. It is possible this legislation will cap national emissions and introduce a trading scheme for GHG emission allowances and/or extend the current carbon tax;

AngloGold Ashanti Annual Financial Statements 2009
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•
A number of climate change bills have been introduced in the United States Congress but the likely impact on the company remains unclear, as no legislation has yet been finalised. In December 2009, the US Environmental Protection Agency
finalised a GHG endangerment finding under the US Clean Air Act, from which initiatives to curb or regulate GHGs emitted from a number of industries may arise; and
•
In Brazil, a National Plan for Climate Change was enacted in December 2008 aiming to reduce deforestation, the main cause of Brazil’s GHG emissions. While Brazil is not yet formally regulating GHG emissions at the national level, some state environmental agencies request companies to voluntarily submit GHG emissions management plans.
Some of these measures already result in increased compliance costs for AngloGold Ashanti’s power suppliers, and are passed through to the company in the form of price increases. For instance, in South Africa since 2009, AngloGold Ashanti pays a levy of South African rand 0.02 per kilowatt hour for electricity generated from fossil fuels. These levies may increase over time and additional levies may be introduced in the future in South Africa or other countries.
In addition, AngloGold Ashanti’s operations could be exposed to a number of physical risks from climate change, such as increased rainfall, reduced water availability, higher temperatures and extreme weather events. Events or conditions such as flooding or inadequate water supplies could disrupt the company’s mining and transport operations, mineral processing and rehabilitation efforts, and could increase health and safety risks onsite. In addition, such events or conditions could have adverse effects such as increased disease prevalence in AngloGold Ashanti’s workforce and in communities in close proximity to the company’s operations.
Mining operations and projects are vulnerable to supply chain disruption and AngloGold Ashanti’s operations and development projects could be adversely affected by shortages of, as well as lead times to deliver, strategic spares, critical consumables, mining equipment or metallurgical plant.
AngloGold Ashanti's operations and development projects could be adversely affected by shortages of, as well as lead times to deliver, strategic spares, critical consumables, mining equipment and metallurgical plant. In the past, AngloGold Ashanti and other gold mining companies have experienced shortages in critical consumables, particularly as production capacity in the global mining industry has expanded in response to increased demand for commodities, and AngloGold Ashanti has experienced increased delivery times for these items. These shortages have also resulted in unanticipated increases in the price of certain of these items. Shortages of strategic spares, critical consumables, mining equipment or metallurgical plant, which could occur in the future, could result in production delays and production shortfalls, and increases in prices result in an increase in both operating costs and the capital expenditure to maintain and develop mining operations.
AngloGold Ashanti and other gold mining companies, individually, have limited influence over manufacturers and suppliers of these items. In certain cases there are only limited suppliers for certain strategic spares, critical consumables, mining equipment or metallurgical plant who command superior bargaining power relative to AngloGold Ashanti, or AngloGold
Ashanti could at times face limited supply or increased lead time in the delivery of such items.
AngloGold Ashanti’s procurement policy is to only source its mining and processing equipment and consumables from suppliers that meet its corporate values and ethical standards. In certain locations where a limited number of suppliers meet these standards, this places further strain upon its supply chain, thereby increasing AngloGold Ashanti’s cost of supply and time of delivery.
If AngloGold Ashanti experiences shortages, or increased lead times in delivery of strategic spares, critical consumables, mining equipment or processing plant, its results of operations and its financial condition could be adversely affected.
Diversity in interpretation and application of accounting literature in the mining industry may impact AngloGold
Ashanti's reported financial results.
The mining industry has limited industry-specific accounting literature. As a result, diversity exists in the interpretation and application of accounting literature to mining specific issues. For example, AngloGold Ashanti capitalises the drilling and related costs incurred to define and delineate a residual mineral deposit that has not been classified as proved and probable reserves at a development stage or production stage mine, whereas some companies expense such costs. As and when diversity in interpretation and application is addressed, it may impact AngloGold Ashanti's reported results should the adopted interpretation differ from the position followed by AngloGold Ashanti.

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Risks related to AngloGold Ashanti’s results of operations and its financial condition as a result of factors specific to AngloGold Ashanti and its operations
AngloGold Ashanti also faces many specific risks related to its operations that may affect its cash flows and overall profitability.
AngloGold Ashanti uses gold hedging instruments and have entered into long-term sales contracts, which may prevent the company from realising potential gains from subsequent commodity price increases.
AngloGold Ashanti has used gold hedging instruments to hedge the selling price of some of its anticipated production. The use of such instruments prevents full participation in subsequent increases in the market price for the commodity with respect to covered production. Since 2001, AngloGold Ashanti has been reducing its hedge commitments through hedge buy-backs
(limited to non-hedge derivatives), deliveries into contracts and restructuring in order to provide greater participation in a rising gold price environment. As a result of these measures, AngloGold Ashanti has, and expects to continue to have, substantially less protection against declines in the market price of gold as compared with previous years.
AngloGold Ashanti continues to use gold hedging instruments to hedge the selling price of a portion of its anticipated gold production and to protect revenues against unfavourable gold price and exchange rate movements. While the use of these instruments may protect against a drop in gold prices and exchange rate movements, it will do so for only a limited period of time and only to the extent that the hedge remains in place. The use of these instruments may also prevent AngloGold Ashanti from fully realising the positive impact on income from any subsequent favourable increase in the price of gold on the portion of production covered by the hedge and of any subsequent favourable exchange rate movements.
During 2009, AngloGold Ashanti continued executing on its strategy to reduce the outstanding gold derivatives position which resulted in the decision to accelerate the settlement of certain outstanding gold derivative positions. These accelerated settlements, together with the normal scheduled deliveries and maturities of other gold derivatives positions during 2009, reduced the total committed ounces from 5.99Moz as at 31 December 2008 to 3.90Moz as at 31 December 2009.
Although the hedge restructurings and reductions referred to above have significantly reduced AngloGold Ashanti’s hedge book, a rising gold price may result in a gap between the spot price and the received price of gold for ounces still hedged, and this may continue as the company closes out its existing hedge positions.
AngloGold Ashanti's mining rights in the countries in which it operates could be altered, suspended or cancelled for a variety of reasons, including if AngloGold Ashanti breaches its obligations in respect of its mining rights.
AngloGold Ashanti's rights to own and exploit mineral reserves and deposits are governed by the laws and regulations of the jurisdictions in which the mineral properties are located. Currently, a significant portion of its mineral reserves and deposits are located in countries where mining rights could be suspended or cancelled should AngloGold Ashanti breach its obligations in respect of the acquisition of these rights.
In all of the countries where AngloGold Ashanti operates, the formulation or implementation of government policies may be unpredictable on certain issues, including changes in laws relating to mineral rights and ownership of mining assets and the rights to prospect and mine. Any existing and new mining and exploration operations and projects AngloGold Ashanti carries are subject to various national and local laws, policies and regulations governing the ownership and the right to prospect or mine or develop proposed projects. If AngloGold Ashanti is not able to obtain or maintain necessary permits, authorisations or agreements to prospect or mine or to implement planned projects, or continue its operations under conditions, or within time frames, that make such plans and operations economically viable, or if the laws impacting AngloGold Ashanti’s ownership of its mineral rights, or its right to prospect or mine were to change materially, its results of operations and its financial condition could be adversely affected.
In South Africa, mining rights are linked to meeting various obligations that include the Broad-Based Socio-Economic
Empowerment Charter for the South African Mining Industry, or the Mining Charter. Compliance with the Mining Charter, measured using a designated scorecard, requires that every mining company achieve 15% ownership by historically disadvantaged South Africans, or HDSAs, of its South African mining assets by May 2009, and 26% ownership by May 2014, and achieve participation by HDSAs in various other aspects of management.

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AngloGold Ashanti believes that it has made significant progress towards meeting the requirements of the Mining Charter, the scorecard and its own undertakings in terms of human resource development, employment equity, mine community and rural development, housing and living conditions, procurement and beneficiation. AngloGold Ashanti will incur expenses in giving further effect to the Mining Charter and the scorecard. The Mining Charter provides that it should be reviewed five years after becoming law. The review process being conducted in consultation between the government and mining companies took place during 2009. The outcome is expected shortly and might impose new conditions on mining companies operating in
South Africa.
The Mineral and Petroleum Resources Development Act, or the MPRDA, required the Minister of Mineral Resources to develop a Code of Good Practice for the Minerals Industry, or the Code, and the Housing and Living Conditions Standard, or the
Standard, by 30 April 2009, both of which were published in the Government Gazette of 29 April 2009. The Code was
developed to create principles which would facilitate the effective implementation of minerals and mining legislation and enhance the implementation of the Mining Charter applicable to the mining industry. The Standard aims to include the provision of housing as an integral part of infrastructure during the development of a mine. Both the Code and the Standard provide that non-compliance equates to non-compliance with the MPRDA.
It is unclear whether non-compliance with the Code or the Standard would lead to the cancellation or suspension of a mining right or whether they would be considered legislation under the MPRDA. Subsequent to the publication of the Code and the
Standard, representatives of the Department of Mineral Resources, organised labour and the South African mining industry have engaged in discussions in an effort to address the concerns of the mining industry and to possibly amend the Code and the Standard. Furthermore, discussions related to the Code and Standard have also become related to the review of the
Mining Charter. It is anticipated that the contents of the Code and Standard will ultimately be amended in line with amendments that will be made to the Mining Charter, details of which are currently uncertain.
AngloGold Ashanti’s mining rights in South Africa can be suspended or cancelled by the Minister of Mineral Resources if, upon notice of a breach from the Minister, the entity breaches its obligations in complying with the MPRDA. The MPRDA also imposes additional responsibilities on mining companies relating to environmental management and to environmental damage, degradation or pollution resulting from their prospecting or mining activities. AngloGold Ashanti has a policy of evaluating, minimising and addressing the environmental consequences of its activities and, consistent with this policy and the MPRDA, conducts an annual review of the environmental costs and liabilities associated with its South African operations in light of applicable requirements.
AngloGold Ashanti may experience unforeseen difficulties, delays or costs in successfully implementing its business strategy, and its strategy may not result in the anticipated benefits.
The successful implementation of AngloGold Ashanti's business strategy depends upon a number of factors, including factors that are outside its control. For example, the successful management of costs will depend upon prevailing market prices for input costs and the ability to grow the business will depend on the successful implementation of AngloGold Ashanti's existing and proposed project development initiatives and continued exploration success as well as on the availability of attractive merger and acquisition opportunities, all of which are subject to the relevant mining and company specific risks as outlined in these risk factors. AngloGold Ashanti cannot give assurance that unforeseen difficulties, delays or costs will not adversely affect the successful implementation of its business strategy, or that its strategy will result in the anticipated benefits.
AngloGold Ashanti's level of indebtedness could adversely affect its business.
As at 31 December 2009, AngloGold Ashanti had gross borrowings of approximately $1.931bn. This level of indebtedness could have adverse effects on its flexibility to do business. For example, AngloGold Ashanti may be required to utilise a large portion of its cash flow to pay the principal and interest on its debt which will reduce the amount of funds available to finance existing operations, the development of new organic growth opportunities and further acquisitions. In addition, under the terms of its borrowing facilities from its banks, AngloGold Ashanti is obliged to meet certain financial and other covenants.
AngloGold Ashanti's ability to continue to meet these covenants will depend upon its future financial performance which will be affected by its operating performance as well as by financial and other factors, certain of which are beyond its control.
Should the cash flow from operations be insufficient, AngloGold Ashanti could breach its financial and other covenants and may be required to refinance all or part of its existing debt, use existing cash balances, issue additional equity or sell assets.
AngloGold Ashanti cannot be sure that it will be able to do so on commercially reasonable terms, if at all.

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During 2010, approximately $1.3bn of AngloGold Ashanti’s debt is scheduled to mature, consisting mainly of $1.0bn under its $1.15bn syndicated loan facility that matures on 13 December 2010 and $250m under its revolving credit facility that matures on 24 August 2010 (but which is extendable, at the option of AngloGold Ashanti, to 24 August 2011). AngloGold
Ashanti intends to refinance these facilities before they mature, which may include accessing the debt capital markets.
AngloGold Ashanti cannot give assurance that it will be able to do so on commercially reasonable terms, if at all.
AngloGold Ashanti expects to have significant financing requirements.
The development of potential future projects including the Mponeng Carbon Leader Reef and Ventersdorp Contact Reef
Projects in South Africa, Córrego do Sítio and Lamego in Brazil, the mine life extension project at Cripple Creek & Victor in the
US (amongst other existing projects), the possible development of Tropicana in Australia, La Colosa in Columbia, the Kibali
gold project in the Democratic Republic of the Congo (DRC) and Zaaiplaats in South Africa, as well as various greenfields and brownfields exploration projects will require significant funding. AngloGold Ashanti’s operating cash flow and credit facilities may be insufficient to meet all of these expenditures, depending on the timing and costs of development of these and other projects. As a result, new sources of capital may be needed to meet the funding requirements of these developments, to fund ongoing business activities and to pay dividends. AngloGold Ashanti’s ability to raise and service significant new sources of capital will be a function of macroeconomic conditions, future gold prices, AngloGold Ashanti’s operational performance and operating cash flow and debt position, among other factors. AngloGold Ashanti intends to raise long-term debt financing in the capital markets but cannot provide assurance that it will be able to do so on acceptable terms. AngloGold Ashanti’s ability to raise long-term debt financing and the cost of such financing will depend on, among other factors, its prevailing credit rating, which may be affected by the company’s ability to maintain its outstanding debt and financial ratios at levels acceptable to the credit ratings agencies, its business prospects or other factors. As a result, in the event of lower gold prices, unanticipated operating or financial challenges, or new funding limitations, AngloGold Ashanti’s ability to pursue new business opportunities, invest in existing and new projects, fund its ongoing business activities, retire or service all outstanding debt and pay dividends could be significantly constrained.
AngloGold Ashanti does not operate two of its significant joint venture projects. If the operators of these projects do not perform effectively and efficiently, AngloGold Ashanti's investment in these projects could be adversely affected and/or its reputation could be harmed.
AngloGold Ashanti's joint ventures at Morila in Mali and at Kibali in the DRC are operated by its joint venture partners. While
AngloGold Ashanti provides strategic management and operational advice to its joint venture partners in respect of these projects, AngloGold Ashanti cannot ensure that these projects are operated in compliance with the standards that AngloGold
Ashanti applies in its other operations. If these joint ventures are not operated effectively or efficiently, including as a result of weaknesses in the policies, procedures and controls implemented by the joint venture partners, AngloGold Ashanti's investment in the relevant project could be adversely affected. In addition, negative publicity associated with ineffective and inefficient operatorship, particularly relating to any resulting accidents or environmental incidents could harm AngloGold
Ashanti’s reputation.
AngloGold Ashanti's mineral reserves, deposits and mining operations are located in countries that face political, economic and/or security risks.
Some of AngloGold Ashanti's mineral deposits and mining and exploration operations are located in countries that have experienced political instability and economic uncertainty. In all of the countries where AngloGold Ashanti operates, the formulation or implementation of government policies may be unpredictable on certain issues including regulations which impact on its operations and changes in laws relating to issues such as mineral rights and asset ownership, taxation, royalties, import and export duties, currency transfers, restrictions on foreign currency holdings and repatriation of earnings.
Any existing and new mining and exploration operations and projects AngloGold Ashanti carries out in these countries are, and will be subject to, various national and local laws, policies and regulations governing the ownership, prospecting, development and mining of mineral reserves, taxation and royalties, exchange controls, import and export duties and restrictions, investment approvals, employee and social/community relations and other matters.

AngloGold Ashanti Annual Financial Statements 2009
P

If, in one or more of these countries, AngloGold Ashanti was not able to obtain or maintain necessary permits, authorisations or agreements to implement planned projects or continue its operations under conditions or within time frames that make such plans and operations economic, or if legal, ownership, fiscal (including all royalties and duties), exchange control, employment, environmental and social laws and regimes, or the governing political authorities change materially, resulting in changes to such laws and regimes, its results of operations and its financial condition could be adversely affected.
Certain of the countries in which AngloGold Ashanti has mineral deposits or mining or exploration operations, including the DRC, and Colombia, have in the past experienced, and in certain cases continue to experience, a difficult security environment as well as political instability. In particular, various illegal groups active in regions in which AngloGold Ashanti is present may pose a credible threat of terrorism, extortion and kidnapping, which could have an adverse effect on AngloGold Ashanti's operations in such regions. In the event that continued operations in these countries compromise AngloGold Ashanti's security or business principles, it may withdraw from these countries on a temporary or permanent basis.
In December 2008, the National Council for Democracy and Development, or CNDD, seized power in Guinea after the death of the country’s long-standing president, Lasana Conte. Moussa Dadis Camara, president of the CNDD, announced on
27 December 2008 the creation of a committee to examine and revise all existing mining agreements in Guinea. The committee’s review process has not yet commenced and AngloGold Ashanti is currently unable to predict the timing and outcome of the committee’s examination. Pursuant to the direction of president Moussa Dadis Camara or his ministers, production at AngloGold Ashanti’s Siguiri mine in Guinea and the export of gold from Guinea were temporarily interrupted during 2009. At the end of June 2009, following an embargo on the export of gold from Guinea and discussions with the government of Guinea centred on the nature and protocols of an environmental fund related to AngloGold Ashanti's existing
$27m provision for environmental rehabilitation of Siguiri as of 30 June 2009, AngloGold Ashanti agreed and made an advance payment of $10m to the government of Guinea in respect of AngloGold Ashanti's environmental rehabilitation provision, subject to an undertaking from the government of Guinea that the funds be used solely for the environmental rehabilitation of
Siguiri and that the payment be offset against the balance of its future environmental liabilities related to Siguiri. AngloGold
Ashanti cannot give any assurance that future stoppages of this nature may not occur, or that further payments in advance of future liabilities will not be demanded by the government of Guinea. Such stoppages, if prolonged, could have a material adverse effect on the Siguiri mine. On 3 December 2009, president Moussa Dadis Camara was shot in an apparent assassination attempt and on 15 January 2010, president Moussa Dadis Camara signed a transition agreement allowing for the end of military rule, presidential elections and the transfer of Guinea back to civilian rule. A new transitional government was appointed on 15 February 2010 and is charged with organising presidential elections by July 2010. President Moussa
Dadis Camara has ruled himself out of running in future presidential elections and the key figures in Guinea’s military hierarchy have all publicly vowed their support for the end to military rule. It is not certain what impact any future political instability in
Guinea may have on AngloGold Ashanti’s ability to manage and operate its mining operations in Guinea.
In Mali and Tanzania, AngloGold Ashanti is due refunds of input tax and fuel duties which remain outstanding for periods longer than those provided for in the respective statutes. In addition, AngloGold Ashanti has outstanding assessments and unresolved tax disputes in a number of countries. If the outstanding VAT input taxes are not received, the tax disputes are not resolved and assessments are not made in a manner favourable to AngloGold Ashanti, it could have an adverse effect upon its results of operations and its financial condition.
Labour disruptions and/or increased labour costs could have an adverse effect on AngloGold Ashanti's operating results and financial condition.
AngloGold Ashanti's employees in South Africa, some South American countries, Ghana and Guinea are highly unionised.
Trade unions therefore have a significant impact on AngloGold Ashanti's labour relations climate, as well as on social and political reforms, most notably in South Africa. There is a risk that strikes or other types of conflict with unions or employees may occur at any of AngloGold Ashanti's operations, particularly where the labour force is unionised. It is uncertain whether labour disruptions will be used to advocate labour, political or social goals in the future. Material labour disruptions could have an adverse effect on AngloGold Ashanti's results of operations and its financial condition.
As at 31 December 2009, approximately 67% of AngloGold Ashanti’s workforce excluding contractors, or approximately 59%
of AngloGold Ashanti’s total workforce, was located in South Africa. In South Africa, it has become established practice to negotiate wages and conditions of employment with the unions every two years through the Chamber of Mines of South
Africa. An agreement was signed with the unions in July 2009, following negotiations between the National Union of

AngloGold Ashanti Annual Financial Statements 2009
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190
Mineworkers, United Associations of South Africa, or UASA, on behalf of some clerical and junior management staff and
Solidarity (on behalf of a small number of miners) and the Chamber of Mines. This two-year wage agreement was reached without resort to any industrial action. AngloGold Ashanti has agreed to an increase that has a 9.7% impact on payroll costs for its South African operations in the first year and 1% above inflation, with a guaranteed minimum of 7.5%, in the second year. These wage increases were effective 1 July 2009. The next round of negotiations is expected to take place in 2011.
AngloGold Ashanti cannot give assurance that it will be able to renegotiate this agreement on satisfactory terms when it expires in July 2011.
As at 31 December 2009, approximately 11% of AngloGold Ashanti’s workforce excluding contractors, or approximately 12%
of AngloGold Ashanti’s total workforce, was located in Ghana. In Ghana, a three-year wage agreement for the years 2009 to
2011, effective from 1 January 2009, was reached towards the end of 2009. AngloGold Ashanti has agreed to increases that have a 10%, 12% and 12% impact on payroll costs for its Ghanaian operations for 2009, 2010 and 2011, respectively. The next round of negotiations is expected to take place in 2011. AngloGold Ashanti cannot give assurance that it will be able to renegotiate this agreement on satisfactory terms when it expires at the end of December 2011.
Labour costs represent a substantial proportion of AngloGold Ashanti's total operating costs, and in many operations, including its South African, Ghanaian and Tanzanian operations, is its single largest operating cost component. Any increases in labour costs have to be off-set by greater productivity efforts by all operations and employees.
Certain factors may affect AngloGold Ashanti's ability to support the carrying amount of its property, plant and equipment, acquired properties, investments and goodwill on its balance sheet. If the carrying amount of its assets is not recoverable, AngloGold Ashanti may be required to recognise an impairment charge, which could be significant.
AngloGold Ashanti reviews and tests the carrying value of its assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. AngloGold Ashanti values individual mining assets at the lowest level for which identifiable cash flows are identifiable as independent of cash flows of other mining assets and liabilities.
If there are indications that impairment may have occurred, AngloGold Ashanti prepares estimates of expected future cash flows for each group of assets. Expected future cash flows are inherently uncertain, and could materially change over time.
They are significantly affected by reserve and production estimates, together with economic factors such as spot and forward gold prices, discount rates, currency exchange rates, estimates of costs to produce reserves and future capital expenditure.
If any of these uncertainties occur either alone or in combination, it could require management to recognise an impairment, which could adversely affect AngloGold Ashanti's financial condition.
The use of mining contractors at certain of AngloGold Ashanti's operations may expose it to delays or suspensions in mining activities and increases in mining costs.
AngloGold Ashanti uses mining contractors at certain of its operations to mine and deliver ore to processing plants.
Consequently, at these mines, AngloGold Ashanti does not own all of the mining equipment, and contracting costs represent a significant proportion of the total operating costs of these operations. AngloGold Ashanti’s operations could be disrupted, resulting in additional costs and liabilities, if the mining contractors at these mines have financial difficulties, or should there be a dispute in renegotiating a mining contract, or a delay in replacing an existing contractor. Increases in contract mining rates, in the absence of associated productivity increases, will also have an adverse impact on AngloGold Ashanti's results of operations and financial condition.
AngloGold Ashanti competes with mining and other companies for key human resources.
AngloGold Ashanti competes with mining and other companies on a global basis to attract and retain key human resources at all levels with appropriate technical skills and operating and managerial experience necessary to continue to operate its business.
This is further exacerbated in the current environment of increased mining activity across the globe, combined with the global shortage of key mining industry human resource skills, including geologists, mining engineers, metallurgists and skilled artisans.
The retention of staff is particularly challenging in South Africa, where, in addition to the impacts of global industry shortages of skilled labour, AngloGold Ashanti is also required to achieve employment equity targets of participation by HDSAs in management and other positions.

AngloGold Ashanti Annual Financial Statements 2009
P

AngloGold Ashanti competes with all companies in South Africa to attract and retain a small but growing pool of HDSAs with the necessary skills and experience.
There can be no assurance that AngloGold Ashanti will attract and retain skilled and experienced employees and, should it fail to do so or lose any of its key personnel, its business and growth prospects may be harmed and its results of operations and its financial condition could be adversely affected.
The treatment of occupational health diseases and the potential liabilities related thereto may have an adverse effect upon the results of AngloGold Ashanti's operations and its financial condition.
The primary areas of focus in respect of occupational health within AngloGold Ashanti's operations in terms of employee welfare are noise induced hearing loss, or NIHL, occupational lung diseases, or OLD, which includes pulmonary and tuberculosis, or TB, in silica dust exposed individuals. AngloGold Ashanti provides occupational health services to its employees at its occupational health centres and it continues to improve preventative occupational hygiene initiatives. If the costs associated with providing such occupational health services increase, the increase could have an adverse effect on
AngloGold Ashanti's results of operations and its financial condition.
The South African government, by way of a cabinet resolution in 1999, has proposed a possible combination and alignment of benefits of the Occupational Diseases in Mines and Works Act, or ODMWA, that provides for compensation to miners who have OLD, TB and combinations thereof, and the Compensation for Occupational Injuries and Diseases Act, or COIDA, that provides for compensation to non-miners who have OLD. COIDA provides for compensation payments to workers suffering permanent disabilities from OLD, which are classified as pension liabilities if the permanent disability is above a certain threshold, or a lump sum compensation payment if the permanent disability is below a certain threshold. ODMWA only provides for a lump sum compensation payment to workers suffering from OLD. The capitalised value of a pension liability (in accordance with COIDA) is usually greater than that of a lump sum compensation payment (under ODMWA). In addition, under
COIDA compensation becomes payable at a lower threshold of permanent disability than under ODMWA. It is estimated that under COIDA about two to three times more of AngloGold Ashanti's employees would be compensated as compared with those eligible for compensation under ODMWA.
If the proposed combination of COIDA and ODMWA were to occur, this could further increase the level of compensation claims
AngloGold Ashanti could be subject to and consequently could have an adverse effect on its financial condition.
Mr. Thembekile Mankayi instituted a legal action against AngloGold Ashanti in October 2006 in the South Gauteng High Court. Mr.
Mankayi claimed approximately R2.6m for damages allegedly suffered by him as a result of silicosis allegedly contracted while working on mines now owned by AngloGold Ashanti. The case was heard and a judgement in the exception action was rendered on 26 June 2008 in favour of AngloGold Ashanti on the basis that mine employers are insured under ODMWA and COIDA against compensable diseases, which precludes common law delictual claims by employees against employers. The plaintiff has been granted leave to appeal the judgement. The appeal hearing was concluded on 4 March 2010 and judgement is awaited.
If AngloGold Ashanti is unsuccessful in defending this suit, it could be subject to numerous similar claims which could have an adverse effect on its financial condition.
In response to the effects of silicosis in labour sending communities, a number of mining companies (under the auspices of the Chamber of Mines), together with the NUM, which is the largest union in the mining sector and the national and regional departments of health have embarked on a project to assist in the delivery of compensation and relief by mining companies under the ODMWA to communities that have been affected.
AngloGold Ashanti faces certain risks in dealing with HIV/AIDS, particularly at its South African operations, and with tropical disease outbreaks such as malaria, which may have an adverse effect on its operations results.
AIDS and associated diseases remain the major health care challenge faced by AngloGold Ashanti's South African operations.
Accurate prevalence data for AIDS is not available owing to doctor-patient confidentiality. The South African workforce prevalence studies indicate that the percentage of AngloGold Ashanti's South African workforce that may be infected by HIV may be as high as 30%. AngloGold Ashanti is continuing to develop and implement various programmes aimed at helping those who have been infected with HIV and preventing new infections. Since 2001, AngloGold Ashanti has offered a voluntary counselling and HIV testing programme for employees in South Africa. In 2002, AngloGold Ashanti began to offer anti-retroviral therapy, or ART, to HIV positive employees who met the current medical criteria for the initiation of ART.

AngloGold Ashanti Annual Financial Statements 2009
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192
From April 2003, AngloGold Ashanti commenced a rollout of the treatment to all eligible employees desiring it. In all, 4,325 employees have attended the wellness clinics in the last six months, and as of December 2009, approximately 2,216 employees were receiving treatment using anti-retroviral drugs.
AngloGold Ashanti does not expect the cost that it will incur related to the prevention of HIV infection and the treatment of
AIDS to materially and adversely affect its results of operations. Nevertheless, it is not possible to determine with certainty the costs that AngloGold Ashanti may incur in the future in addressing this issue, and consequently its results of operations and its financial condition could be adversely affected.
Malaria and other tropical diseases pose significant health risks at all of AngloGold Ashanti's operations in Central, West and
East Africa where such diseases may assume epidemic proportions because of ineffective national control programmes.
Malaria is a major cause of death in young children and pregnant women but also gives rise to fatalities and absenteeism in adult men. Consequently, if uncontrolled, the disease could have an adverse effect upon productivity and profitability levels of
AngloGold Ashanti's operations located in these regions.
The costs associated with the pumping of water inflows from closed mines adjacent to AngloGold Ashanti's operations could have an adverse effect upon operational results.
Certain of AngloGold Ashanti's mining operations are located adjacent to the mining operations of other mining companies.
The closure of a mining operation may have an impact upon continued operations at the adjacent mine if appropriate preventative steps are not taken. In particular, this can include the ingress of underground water where pumping operations at the adjacent closed mine are suspended. Such ingress could have an adverse effect upon any one of AngloGold Ashanti's mining operations as a result of property damage, disruption to operations and additional pumping costs and consequently could have an adverse impact upon AngloGold Ashanti’s results of operations and its financial condition.
Proposed regulation of over the counter (OTC) derivatives may adversely affect AngloGold Ashanti’s financial condition and results of operations.
There are proposals in the European Union and the US to introduce laws and regulations that affect OTC derivatives, including rules that would increase collateralisation and push many so-called standardised OTC derivatives into central clearing. These proposals, if enacted and depending on their terms, could:
•
adversely affect the costs of trading in derivatives, including for commodity, interest rate and foreign exchange hedging purposes;
•
adversely affect pricing and other terms on which dealers are prepared to offer derivative contracts;
•
adversely affect the use of derivatives for purposes other than pure hedging; or
•
increase the working capital required by non-financial firms using derivatives for hedging purposes or render uneconomical the use of derivatives for hedging purposes thereby exposing non-financial firms to unhedgeable risks.
AngloGold Ashanti makes use of financial derivatives in its treasury activities, particularly for gold, interest rate and foreign exchange hedging, and as a result any of the foregoing could adversely affect its financial condition and results of operations.
The occurrence of events for which AngloGold Ashanti is not insured or for which its insurance is inadequate may adversely affect its cash flows and overall profitability.
AngloGold Ashanti maintains insurance to protect only against catastrophic events which could have a significant adverse effect on its operations and profitability. This insurance is maintained in amounts that AngloGold Ashanti believes to be reasonable depending upon the circumstances surrounding each identified risk. However, AngloGold Ashanti's insurance does not cover all potential risks associated with its business. In addition, AngloGold Ashanti may elect not to insure certain risks, due to the high premiums associated with insuring those risks or for various other reasons, including an assessment that the risks are remote.
AngloGold Ashanti may not be able to obtain insurance coverage at acceptable premiums. The availability and cost of insurance coverage can vary considerably from year to year as a result of events beyond AngloGold Ashanti’s control or from claims, and this can result in higher premiums and periodically being unable to maintain the levels or types of insurance carried.

AngloGold Ashanti Annual Financial Statements 2009
P

The occurrence of events for which it is not insured may adversely affect AngloGold Ashanti's cash flows and overall profitability and its financial condition.
Risks related to AngloGold Ashanti's ordinary shares and AngloGold Ashanti’s ADSs
The proposal by the South African Government to replace the Secondary Tax on Companies with a withholding tax on dividends and other distributions may impact the amount of dividends or other distributions received by the holders of AngloGold Ashanti ordinary shares and holders of AngloGold Ashanti ADSs.
On 21 February 2007, the South African Government announced a proposal to replace Secondary Tax on Companies with a
10% withholding tax on dividends and other distributions payable to shareholders of South African companies.
The new tax was expected to be implemented in 2010 but no implementation date has been announced yet. Although this may reduce the tax payable by the South African operations of AngloGold Ashanti thereby increasing distributable earnings, the withholding tax will generally reduce the amount of dividends or other distributions received by holders of AngloGold
Ashanti ordinary shares and ADSs.
Fluctuations in the exchange rate of currencies may reduce the market value of AngloGold Ashanti's securities, as well as the market value of any dividends or distributions paid by AngloGold Ashanti.
AngloGold Ashanti has historically declared all dividends in South African rands. As a result, exchange rate movements may have affected and may continue to affect the Australian dollar, the British pound, the Ghanaian cedi and the US dollar value of these dividends, as well as of any other distributions paid by the relevant depositary to investors that hold AngloGold
Ashanti's securities. This may reduce the value of these securities to investors.
AngloGold Ashanti's memorandum and articles of association allows for dividends and distributions to be declared in any currency at the discretion of AngloGold Ashanti's board of directors, or its shareholders at a general meeting. If, and to the extent that AngloGold Ashanti opts to declare dividends and distributions in dollars, exchange rate movements will not affect the US dollar value of any dividends or distributions, nevertheless, the value of any dividend or distribution in Australian dollars,
British pounds, Ghanaian cedis or South African rands will continue to be affected. If, and to the extent that dividends and distributions are declared in South African rands, exchange rate movements will continue to affect the Australian dollar, British pound, Ghanaian cedi and US dollar value of these dividends and distributions. Furthermore, the market value of AngloGold
Ashanti's securities as expressed in Australian dollars, British pounds, Ghanaian cedis, US dollars and South African rands will continue to fluctuate in part as a result of foreign exchange fluctuations.
Sales of large quantities of AngloGold Ashanti's ordinary shares and ADSs, or the perception that these sales may occur, could adversely affect the prevailing market price of such securities.
The market price of AngloGold Ashanti's ordinary shares or ADSs could fall if large quantities of ordinary shares or ADSs are sold in the public market, or there is the perception in the marketplace that such sales could occur. Subject to applicable securities laws, holders of AngloGold Ashanti's ordinary shares or ADSs may decide to sell them at any time. The market price of AngloGold Ashanti's ordinary shares or ADS could also fall as a result of any future offerings it makes of ordinary shares,
ADSs, or securities exchangeable or exercisable for its ordinary shares or ADSs, or the perception in the marketplace that these sales might occur. AngloGold Ashanti may make such offerings of additional ADS rights, share rights or similar securities at any time or from time to time in the future.

AngloGold Ashanti Annual Financial Statements 2009
Directors’
approval
The annual financial statements and group annual financial statements for the year ended 31 December 2009 were approved by the board of directors on 11 March 2010 and are signed on its behalf by:
Directors
RP Edey,
Chairman
M Cutifani,
Chief Executive Officer
S Venkatakrishnan,
Chief Financial Officer
LW Nkuhlu,
Chairman, Audit and Corporate Governance Committee
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194
Secretary’s
certificate
In terms of Section 268G(d) of the Companies Act, 61 of 1973, I certify that the company has lodged with the Registrar of
Companies all such returns as are required of a widely held company in terms of the Act, and that all such returns are true, correct and up to date.
L Eatwell
Company Secretary
Johannesburg
11 March 2010

AngloGold Ashanti Annual Financial Statements 2009
We have audited the accompanying financial statements of AngloGold Ashanti Limited group and company, which comprise the directors’ report, statement of financial position as at 31 December 2009, the income statement, statement of comprehensive income, statement of cash flows and statement of changes in equity for the year then ended, and a summary of significant accounting policies and other explanatory notes, as set out on pages 196 to 345.
Directors’ responsibility for the financial statements
The company’s directors are responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and in the manner required by the Companies Act of South Africa. This responsibility includes: designing, implementing and maintaining internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.
Auditors’ responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements present fairly, in all material respects, the financial position of AngloGold Ashanti Limited as at 31 December 2009, and of its financial performance and its cash flows for the year then ended in accordance with
International Financial Reporting Standards, and in the manner required by the Companies Act of South Africa.
Ernst & Young Inc.
Registered Auditor
Johannesburg, South Africa
11 March 2010
Report
of the independent auditors
To the members of AngloGold Ashanti Limited
P

AngloGold Ashanti Annual Financial Statements 2009
Directors’ report
Directors’
report
Nature of business
AngloGold Ashanti conducts mining operations in Africa, North and South America and Australia, and undertakes exploration activities worldwide. In addition, the company is involved in the manufacturing, marketing and selling of gold products, as well as the development of markets for gold.
Shareholders holding 10% or more of AngloGold Ashanti’s issued share capital
Paulson & Co. Inc, an investment management company, from the United States holds 42,849,864 AngloGold Ashanti ADRs or some 11.83% of the issued share capital. Paulson acquired its shares from Anglo South Africa Capital (Proprietary) Limited, a wholly-owned subsidiary of Anglo American plc when that company divested from AngloGold Ashanti in March 2009. In addition, Allan Gray Unit Trust Management Limited, holds a total of 36,689,809 AngloGold Ashanti shares, representing
10.13% of the issued share capital.
Share capital
Authorised
At the annual general meeting of shareholders held on 15 May 2009, shareholders approved an increase in the company’s authorised ordinary share capital. The authorised share capital of AngloGold Ashanti at 31 December 2009 was made up as follows:
•
600,000,000 ordinary shares of 25 South African cents each
R150,000,000
•
4,280,000 E ordinary shares of 25 South African cents each
R1,070,000
•
2,000,000 A redeemable preference shares of 50 South African cents each
R1,000,000
•
5,000,000 B redeemable preference shares of 1 South African cent each
R50,000
The following are the movements in the issued and unissued capital from the beginning of the accounting period to the date of this report:
Issued
Ordinary shares
Number
Number
of shares
Rand
of shares
Rand
2009
2008
At 1 January
353,483,410
88,370,853
277,457,471
69,364,368
Issued during year
– Rights offer
69,470,442
17,367,611
– Golden Cycle acquisition
3,181,198
795,299
– São Bento acquisition
2,701,660
675,415
– Equity offering to fund the initial effective 35% interest in the
Kibali gold project
7,624,162
1,906,041
– Bokamoso ESOP on conversion of E ordinary shares
1,181
295
94
24
– Exercise of options by participants in the AngloGold Share
Incentive Scheme
1,131,916
282,979
672,545
168,136
At 31 December
362,240,669
90,560,167
353,483,410
88,370,853
Issued subsequent to year-end
– Exercise of options by participants in the AngloGold Share
Incentive Scheme
33,282
8,321
At 31 January 2010
362,273,951
90,568,488
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AngloGold Ashanti Annual Financial Statements 2009
E ordinary shares
On 11 December 2006, shareholders in general meeting authorised the creation of a maximum 4,280,000 E ordinary shares to be issued pursuant to an Employee Share Ownership Plan and a black economic empowerment transaction (BEE transaction). All E ordinary shares have been issued.
Number
Number
of shares
Rand
of shares
Rand
2009
2008
At 1 January
3,966,941
991,735
4,140,230
1,035,057
Cancelled in exchange for ordinary shares in terms of the
cancellation formula
(171,943)
(42,986)
(173,289)
(43,322)
At 31 December
3,794,998
948,749
3,966,941
991,735
Cancelled subsequent to year-end
– Cancelled and exchanged for ordinary shares issued in terms of the cancellation formula
(25,706)
(6,426)
At 31 January 2010
3,769,292
942,323
In terms of the authority granted by shareholders, on vesting, E ordinary shares are cancelled in exchange for ordinary shares, in accordance with the cancellation formula. All E ordinary shares which are cancelled may not be re-issued and therefore, do not form part of the authorised but unissued share capital of the company.
E ordinary share capital amounting to R17,505,881 in respect of 138,059 unconverted but cancelled E ordinary shares was transferred to ordinary share premium. E ordinary shares do not convert to ordinary shares in the instance when the market price of an AngloGold Ashanti ordinary share is less than the value of the E ordinary share as calculated in accordance with the cancellation formula.
On 1 November 2009, the first tranche of the E ordinary shares issued to the Bokamoso ESOP and to Izingwe Holdings (Pty)
Limited (“Izingwe”) vested. In terms of the rules, if at the date of the vesting the cost price of the E Ordinary shares as calculated in accordance with the cancellation formula is greater than the market price of the last business day prior to the date of vesting, then the conversion of the E ordinary shares will be deferred. In respect of the Bokamoso ESOP, vesting will be deferred until 1 May 2010 at which time, the E ordinary shares will either be exchanged for AngloGold Ashanti ordinary shares or will be cancelled without benefit, as calculated in accordance with the cancellation formula. In respect of the
E ordinary shares issued to Izingwe, and in accordance with the rules, notice was received from Izingwe deferring vesting.
Izingwe have during the period 1 November 2009 to and including 1 May 2010 (“extended vesting period”), the option to exercise its rights to exchange the E ordinary shares for AngloGold Ashanti ordinary shares on the giving of such notice to do so, in accordance with the calculation formula. Any E ordinary shares that are unexercised during the extended vesting period will be cancelled.
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AngloGold Ashanti Annual Financial Statements 2009
Directors’ report
Directors’
report
Redeemable preference shares
The A and B redeemable preference shares, all of which are held by a wholly-owned subsidiary, Eastvaal Gold Holdings
Limited, may not be transferred and are redeemable from the realisation of the assets relating to the Moab Lease area after the cessation of mining operations in the area. The shares carry the right to receive dividends equivalent to the profits (net of royalty, ongoing capital expenditure and taxation) from operations in the area. No further A and B redeemable preference shares will be issued.
Further details of the authorised and issued shares, as well as the share premium, are given in note 26 to the group’s financial statements.
Unissued
Ordinary number
of shares
2009
2008
At 1 January
46,516,590
122,542,529
Authorised during the year
200,000,000
–
Issued during year
(8,757,261)
(76,025,939)
At 31 December
237,759,329
46,516,590
Issues subsequent to year-end
(33,282)
At 31 January 2010
237,726,047
Ordinary shares under the control of directors
Pursuant to the authority granted by shareholders at the annual general meeting held on 15 May 2009, 5% of the number of shares in issue from time to time are placed under the control of the directors to allot and issue, for such purposes and on such terms as they may, in their discretion, determine. This authority expires, unless renewed, at the annual general meeting to be held on 7 May 2010.
At 31 December 2009, the total number of shares placed under the control of the directors was 18,112,033. During 2009, the directors issued 7,624,162 ordinary shares in an equity offering to fund the initial effective 35% interest in the Kibali gold project.
In terms of the Listings Requirements of the JSE, shareholders may, subject to certain conditions, authorise the directors to issue the ordinary shares held under their control for cash other than by means of a rights offer to shareholders. To enable the directors of the company to take advantage of favourable business opportunities which may arise for the issue of such ordinary shares for cash, without restriction, for the benefit of the company, shareholders will be asked to consider an ordinary resolution to this effect at the annual general meeting to be held on 7 May 2010.
At the annual general meeting to be held on 7 May 2010, shareholders will be asked to approve as a general authority, the acquisition by the company, or a subsidiary of the company, of its own shares from its issued ordinary share capital.
At the general meeting of shareholders held on 11 December 2006, shareholders placed under the control of the shareholders, as a specific authority, 1,176,000 ordinary shares to be issued pursuant to an Employee Share Ownership Plan to be implemented outside of South Africa (ESOP-OSA). No ESOP-OSAs were implemented and this authority expired on
31 December 2009.
Depositary Interests
American Depositary Shares
At 31 December 2009, the company had in issue, through The Bank of New York Mellon as Depositary and listed on the New
York Stock Exchange (NYSE), 176,762,305 (2008: 111,178,529) American Depositary Shares (ADSs). Each ADS is equal to one ordinary share. At 31 January 2010, there were 179,734,535 ADSs in issue and listed on the NYSE.
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AngloGold Ashanti Annual Financial Statements 2009
CHESS Depositary Interests
At 31 December 2009 and 3
1
January 2010, the company had in issue through the Cleaning House Electronic Sub-register
System (CHESS), and listed on the Australian Securities Exchange (ASX), 91,443,2
05
(2008: 91,453,140) CHESS Depositary
Interests (CDI). Every 5 CDIs has one underlying AngloGold Ashanti ordinary share and carries the right to one vote.
Ghanaian Depositary Shares
At 31 December 2009 and 31 January 2010, the company had in issue, through NTHC Limited as Depositary and listed on the Ghana Stock Exchange (GhSE), 11,512,534 (2008: 17,457,300) Ghanaian Depositary Shares (GhDSs). Every 100 GhDSs
has one underlying AngloGold Ashanti ordinary share and carries the right to one vote.
AngloGold Share Incentive Scheme
AngloGold Ashanti operates a share incentive scheme through which executive directors, executive officers and managers of the company and its subsidiaries are given the opportunity to acquire shares in the company. The objective is to incentivise such employees to identify themselves more closely with the fortunes of the group and its continued growth and to promote the retention of such employees.
Non-executive directors are not eligible for participation in the share incentive scheme.
The maximum number of ordinary shares that may be allocated for the purposes of the scheme is equivalent to 2.75% of the total number of ordinary shares in issue at any time. At 31 December 2009, 9,961,618 ordinary shares (2008: 9,720,794) were available for purposes of the scheme, while the maximum aggregate number of shares which may be acquired by any one participant in the scheme is 5% of the ordinary shares allocated for the purposes of the share incentive scheme (or 0.1375%
of the total number of ordinary shares in issue) – at 31 December 2009, a maximum of 498,080 ordinary shares per employee could be issued in aggregate (2008: 486,040).
Employees participate in the share incentive scheme to the extent that they are granted options or rights to acquire shares and accept them. All options or rights which have not been exercised within ten years from the date on which they were granted, automatically expire.
The incentives offered by AngloGold Ashanti are reviewed periodically to ensure that they remain globally competitive, so as to attract, reward and retain managers of the highest calibre. As a result, several types of incentives, each with their own issue and vesting criteria have been granted to employees – collectively known as the “AngloGold Share Incentive Scheme or share incentive scheme”.
Although the Remuneration Committee has the discretion to incentivise employees through the issue of shares, only options or rights have so far been granted. The type and vesting criteria of the options or rights granted are:
Time-related
The granting of time-related options was approved by shareholders at the general meeting held on 4 June 1998 and amended by shareholders at the annual general meeting held on 30 April 2002, when it was agreed that no further time-related options would be granted and all options granted hereunder will terminate on 1 February 2012, being the date on which the last options granted under this criteria may be exercised or they will expire.
Time-related options vest over a five-year period from the date of grant and may be exercised in tranches of 20% each in years two, three and four and 40% in year five. As of the date of this report, all options granted and outstanding have vested in full.
Performance-related
The granting of performance-related options was approved by shareholders at the annual general meeting held on 30 April
2002 and amended at the annual general meeting held on 29 April 2005 when it was agreed that no further performance-
related options would be granted and all options granted hereunder will terminate on 1 November 2014, being the date on which the last options granted under this criteria may be exercised or they will expire.
Performance-related options granted vest in full, three years from the date of grant, provided that the conditions under which the options were granted are met. All options granted and outstanding vested in full on 1 November 2007.
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AngloGold Ashanti Annual Financial Statements 2009
Directors’ report
Directors’
report
Bonus Share Plan (BSP)
The granting of rights in terms of the BSP was approved by shareholders at the annual general meeting held on 29 April 2005 and amended at the general meeting held on 6 May 2008 when shareholders approved an increase in the maximum level of the bonus payable to eligible participants, as well as shortening the vesting period. Executive directors, executive officers and other management groups are eligible for participation. Each award made in respect of the BSP entitles the holder to acquire one ordinary share at “nil” cost. In respect of all awards granted to and including 2007, these awards vest in full, three years from the date of grant, provided that the participant is still in the employ of the company at the date of vesting unless an event, such as death, occurs which may result in an earlier vesting date. In respect of awards granted in 2008 and onwards, the vesting period has been shortened to 40% in year one and 60% in year two from the date of grant or, in the event that the exercising of awards only takes place in year three, then 120% of awards granted will be available for exercising.
Long-Term Incentive Plan (LTIP)
The granting of rights in terms of the LTIP was approved by shareholders at the annual general meeting held on 29 April 2005.
Executive directors, executive officers and selected senior management are eligible for participation. Each award made in respect of the LTIP entitles the holder to acquire one ordinary share at “nil” cost. Awards granted vest three years from date of grant, to the extent that the stretched company performance targets, under which the rights were granted, are met and provided that the participant is still in the employ of the company, or unless an event, such as death, occurs which may result in an earlier vesting date.
Options and rights
As is required to be disclosed in terms of the AngloGold Share Incentive Scheme and stock exchange regulations, the movement in respect of options and rights granted and the ordinary shares issued as a result of the exercise of options and rights during the year 1 January 2009 to 31 January 2010 is as follows:
Long-
Perfor-
Bonus
Term
Ordinary
Time-
mance
Share
Incentive
shares
related
related
Plan
(1)
Plan
(1)
Total
issued
At 1 January 2009
116,491
1,389,833
945,027
990,445
3,441,796
4,968,504
Movement during year
– Granted
–
–
666,541
534,574
1,201,115
– Exercised
(88,239)
(725,620)
(246,872)
(71,185) (1,131,916)
1,131,916
– Lapsed – terminations
–
(24,238)
(68,988)
(190,085)
(283,311)
At 31 December 2009
28,252
639,975
1,295,708
1,263,749
3,227,684
6,100,420
Average exercise/issue price per share
146.28
241.28
249.07
253.60
Subsequent to year-end
– Granted
–
–
–
–
–
– Exercised
–
(7,947)
(24,905)
(430)
(33,282)
33,282
– Lapsed – terminations
–
–
(505)
(6,157)
(6,662)
At 31 January 2010
28,252
632,028
1,270,298
1,257,162
3,187,740
6,133,702
(1)
BSP and LTIP awards granted at nil cost to participants.
Effective 15 October 2008, the JSE amended Schedule 14 (Requirements for share incentive schemes) of the Listings
Requirements. AngloGold Ashanti is required to amend the terms of its Share Incentive Scheme by obtaining shareholder approval to amend the total number of shares attributable to the share incentive scheme, from 2.75% of issued share capital from time to time, to a fixed number of shares that may be issued to the scheme. Although the amendment only has to be in place by 1 January 2011, AngloGold Ashanti will be seeking shareholder approval at the annual general meeting to be held
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AngloGold Ashanti Annual Financial Statements 2009
on 7 May 2010 to grant to the directors, authority to issue up to 17,000,000 shares (approximately 5% of issued capital at
31 December 2009) which is management’s estimate of options/awards to be granted over the next three years, including options/awards granted and outstanding as at 31 December 2009. The total number of options/awards that may be issued in aggregate to any one participant to the scheme will remain at 5% of the total number of shares attributable to the scheme.
Also effective 15 October 2008, the recycling of options/awards that have vested and which have been delivered and for which AngloGold Ashanti shares have been issued, is no longer allowed. The table below reflects the total number of options/awards that are unissued, as affected by this Listings Requirements rule change:
Details
Options/Awards
Total number of options attributable to the scheme at 31 December 2009* 9,961,618
Less:
– Total number of options/awards granted and outstanding at 31 December 2009 3,227,684
– Total number of options/awards exercised:
– During the period 15 October to 31 December 2008 101,013
– During the period 1 January to 31 December 2009 1,131,916
Total options/awards available but unissued at 31 December 2009 5,501,005
* Based on the shares attributable to the share incentive scheme without taking cognisance of the proposed change.
Analysis of options and rights outstanding at 31 December 2009
Number of
Holding
Holders
options
1 to 100 125 8,236
101 to 500 741 230,488
501 to 1,000 288 196,359
1,001 to 5,000 237 473,471
5,001 to 10,000 56 410,562
10,000 to 100,000 78 1,808,441
Over 100,000 1 100,127
Total 1,526 3,277,684
Financial results
The financial statements set out fully the financial position, results of operations and cash flows of the group and the company for the financial year ended 31 December 2009.
Review of operations
The performance of the various operations are comprehensively reviewed from page 164.
Dividend policy
Dividends are proposed by, and approved by the board of directors of AngloGold Ashanti, based on the interim and year-end financial statements. Dividends are recognised when declared by the board of directors of AngloGold Ashanti. AngloGold
Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payments of future dividends will depend upon the board’s ongoing assessment of AngloGold Ashanti’s earnings, after providing for long-term growth, cash/debt resources, the amount of reserves available for a dividend based on the going-concern assessment, and restrictions placed by the conditions of the convertible bond and other factors.
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AngloGold Ashanti Annual Financial Statements 2009
Directors’ report
Directors’
report
Dividends declared since 1 January 2009:
Final dividend
Interim dividend
Final dividend
number 105
number 106
number 107
Declaration date
6 February 2009
29 July 2009
16 February 2010
Last date to trade ordinary shares cum dividend
27 February 2009
14 August 2009
5 March 2010
Record date
6 March 2009
21 August 2009
12 March 2010
Amount paid per ordinary share
– South African currency (cents)
50
60
70
– United Kingdom currency (pence)
3.518
4.54
6.20
– Ghanaian currency (cedis)
6.565
10.956
13.22
Amount per CDI
(1)
– Australian currency (cents)
1.546
1.7916
2.079
Payment date
13 March 2009
28 August 2009
19 March 2010
Amount per GhDS
(2)
– Ghanaian currency (cedis)
0.06565
0.10956
0.1322
Payment date
16 March 2008
31 August 2009
22 March 2010
Amount per ADS
(3)
– United States currency (cents)
4.999
7.6553
(4)
9.10
Payment date
23 March 2009
8 September 2009
29 March 2010
Amount per E ordinary share South African currency (cents)
25
30
35
Payment date
13 March 2009
28 August 2009
19 March 2010
(1)
Each CDI (CHESS Depositary Interest) is equal to one-fifth of one ordinary share
(2)
Each GhDS (Ghanaian Depositary Share) is equal to one-hundredth of one ordinary share
(3)
Each ADS (American Depositary Share) is equal to one ordinary share
(4)
Illustrative value assuming the following rates of exchange: R7.69: $. The actual rate of payment will depend on the exchange rate on the currency conversion date and/or date of payment.
Withholding tax
On 21 February 2007, the South African Government announced a proposal to replace the Secondary Tax on Companies with a 10% withholding tax on dividends and other distributions payable to shareholders. This proposal is expected to be implemented in 2010. Although this may reduce the tax payable by the South African operations of the group, thereby increasing distributable earnings, the withholding tax will generally reduce the amount of dividends or other distributions received by AngloGold Ashanti shareholders.
Shareholders on the South African register who have dematerialised their ordinary shares receive payment of their dividends electronically, as provided for by STRATE. For those shareholders who have not yet dematerialised their shares or who may intend retaining their shareholding in the company in certificated form, the company operates an electronic funds transmission service, whereby dividends may be electronically transferred to shareholders’ bank accounts. These shareholders are encouraged to mandate this method of payment for all future dividends.
Borrowings
The company’s borrowing powers are unlimited. As at 31 December 2009, the group’s borrowings totalled $1,931m,
R14,355m (2008: $1,933m, R18,270m).
Significant events during the year under review and subsequent to year-end
Sale of interest in the Boddington Gold Mine: On 28 January 2009, AngloGold Ashanti announced that it had agreed to sell to Newmont Mining Corporation, its 33.33% joint venture interest in the Boddington Gold Mine. The transaction was completed on 26 June 2009. All refunds and reimbursements between the company and Newmont were settled.
Sale of the Tau Lekoa Mine: On 17 February 2009, AngloGold Ashanti announced that it had agreed to sell with effect from
1 January 2010, the Tau Lekoa mine, together with the adjacent Weltevreden, Jonkerskraal and Goedgenoeg project areas, to
Simmer & Jack Mines Limited (Simmers). On 25 November 2009, AngloGold Ashanti announced that the closing of the sale may be delayed pending approval of the South African Department of Mineral Resources (DMR), of the transfer of the applicable
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AngloGold Ashanti Annual Financial Statements 2009
mining rights, the only remaining condition to the sale. AngloGold Ashanti and Simmers have subsequently agreed to extend the deadline for the completion of the transaction from 31 March 2010 to 30 September 2010, to allow for a further possible delay in closing pending the approval of the DMR. Closing of the transaction is anticipated to occur before 30 September 2010.
Issue of $732.5m, 3.50% guaranteed convertible bonds due 2014: On 18 May 2009, AngloGold Ashanti launched an offering of convertible bonds issued by its wholly-owned subsidiary, AngloGold Ashanti Holdings Finance plc, unconditionally and irrevocably guaranteed by AngloGold Ashanti Limited. Bonds totalling $732.5m were issued at an interest coupon rate of
3.50% per annum, payable on 22 May and 22 November each year, are convertible into AngloGold Ashanti ADRs at a conversion price of $47.6126 per ADR and are due on 22 May 2014. On 30 July 2009, shareholders approved a special resolution placing 15,384,615 ordinary shares under the control of the directors to be issued upon the conversion of the
$732.5m convertible bonds.
Formation of a strategic alliance with Thani Dubai Mining Limited: On 10 June 2009, AngloGold Ashanti and Thani Dubai
Mining Limited announced the formation of a strategic alliance to explore, develop and operate mines across the Middle East and parts of North Africa. Each company will have a 50% interest in the alliance which will explore for gold, precious and base metals.
Acquisition of an effective 45% interest in the Kibali gold project: With effect from 22 December 2009, AngloGold Ashanti and Randgold Resources Limited (Randgold) each hold an effective 45% interest in the Kibali gold project (formerly the
Moto gold project), while L’Office des Mines d’Or de Kilo-Moto (OKIMO), a Congolese parastatal holds the remaining 10%
stake, thereby maintaining the continued vested interest of the Government of the Democratic Republic of the Congo (the
DRC) in the Kibali gold project.
Issue of 7,624,162 AngloGold Ashanti ordinary shares: On 31 August 2009, AngloGold Ashanti announced the launch of an equity offering to fund a portion of its acquisition of the Kibali gold project. This was followed by an announcement on
1 September 2009 detailing the placing of 7,624,162 AngloGold Ashanti ordinary shares at an issue price of $37.25 per
American Depositary Share (ADR) (or R288.32 per ordinary share) which price represented an approximate 3% discount to the closing price of an AngloGold Ashanti ADR on the NYSE on 31 August 2009. The offering closed on 8 September 2009 and total proceeds of some $284m was received.
Formation of a joint venture with De Beers Group of Companies: On 5 October 2009, AngloGold Ashanti and the
De Beers Group of Companies announced the formation of a joint venture (AuruMar) to explore for, and ultimately mine, gold and other minerals and metals, excluding diamonds, on marine deposits located in, or adjacent to, the area between the high water mark and the edge of the continental shelf on a worldwide basis.
Acquisition of an additional interest in Sadiola: On 29 December 2009, AngloGold Ashanti, together with IAMGOLD
Corporation purchased from the International Finance Corporation (IFC), the IFC’s 6% stake in Société d’Exploitation des
Mines d’or de Sadiola, which owns the Sadiola Gold Mine. This transaction has resulted in AngloGold Ashanti and IAMGOLD each increasing their respective interest in Sadiola from 38% to 41%. In addition, AngloGold Ashanti and IAMGOLD have extended an offer to the Republic of Mali to take up its proportionate entitlement of 19.15% of the 6% sale interest, by acquiring an equal 0.574% interest in SEMOS from each of them, on or before 31 March 2010.
Temporary suspension of operations at Iduapriem mine: On 19 February 2010, AngloGold Ashanti announced that following discussions with the Environmental Protection Agency of Ghana (EPA), the Iduapriem mine in Ghana had been temporarily suspended to address potentially adverse environmental impacts arising from the current tailings storage facility.
Appointment of chairman: Tito Mboweni has been appointed with effect from 1 June 2010, as Chairman of AngloGold
Ashanti, to succeed Russell Edey following his retirement as Chairman and from the board.
Investments
Particulars of the group’s principal subsidiaries and operating entities are presented on page 345.
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AngloGold Ashanti Annual Financial Statements 2009
Directors’ report
Directors’
report
Litigation
There are no legal or arbitration proceedings in which any member of the AngloGold Ashanti group is or has been engaged, including any such proceedings which are pending or threatened, of which AngloGold Ashanti is aware, which may have, or have had during the 12 months preceding the date of this Annual Report 2009, a material effect on the group’s financial position, other than those disclosed in group note 35 of the financial statements.
Material change
There has been no material change in the financial or trading position of the AngloGold Ashanti group since the publication of its results for the quarter and year ended 31 December 2009.
Material resolutions
Details of special resolutions and other resolutions of a significant nature passed by the company and its subsidiaries during the year under review, requiring disclosure in terms of the Listings Requirements of the JSE, are as follows:
Nature of resolution
Effective date
AngloGold Ashanti Limited
Passed at the annual general meeting held on 15 May 2009:
Approval to increase the authorised share capital of the company
2 June 2009
by the creation of 200,000,000 new ordinary shares of R0.25 each.
Amendments of the company’s articles of association to remove
2 June 2009
an inconsistency in article 86 relating to the calculation of the number of directors to retire by rotation and, in accordance with the proviso to section 302 of the Companies Act, 1973, as
amended, to provide authority to make the financial statements available to shareholders in electronic format.
AngloGold Ashanti Limited
Passed at the general meeting held on 30 July 2009:
Approval to place 15,384,615 ordinary shares in the authorised
30 July 2009
but unissued share capital of the company under the control of the directors, for purposes of the conversion of the $732.5m, 3.50%
convertible bonds due 2014, issued by AngloGold Ashanti
Holdings Finance plc and irrevocably guaranteed by AngloGold
Ashanti Limited.
Annual general meetings
At the 65th annual general meeting held on 15 May 2009, shareholders passed ordinary resolutions relating to:
•
the adoption of the financial statements for the year ended 31 December 2008;
•
reappointment of Ernst & Young Inc. as auditors of the company;
•
the re-election of Mr RP Edey, as a director of the company;
•
the renewal of a general authority placing 5% of the unissued ordinary shares of the company under the control of the directors;
•
the granting of a general authority to issue ordinary shares in the capital of the company for cash, subject to certain limitations in terms of the Listings Requirements of the JSE;
•
increase in non-executive directors’ fees;
•
the granting of a general authority to the directors to allot and issue convertible bonds which may be converted into a maximum of 15,384,615 ordinary shares;
•
increase in the authorised share capital of company by the creation of 200,000,000 new ordinary shares of R0.25 each;
and
•
amendment to the company’s articles of association in order to remove an inconsistency in article 86, relating to the calculation of the number of directors to retire by rotation, and to make the financial statements of the company available to shareholders in electronic format in accordance with the proviso to section 302 of the Companies Act, 1973.
Details concerning the special resolution passed by shareholders at this meeting are disclosed above.
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AngloGold Ashanti Annual Financial Statements 2009
Notice of the 66
th
annual general meeting, which is to be held in the Auditorium, 76 Jeppe Street, Newtown, Johannesburg
at 11:00 (South African time) on Friday, 7 May 2010, is enclosed as a separate document with the Annual Financial Statements
2009. Additional copies of the notice of meeting may be obtained from the company’s corporate contacts and the share registrars or they may be accessed from the company’s website.
Directorate and secretary
The following movements to the board of directors took place during the period from 1 January 2009 to 31 December 2009.
Executive directors
There were no changes to the executive directorate during the year under review.
Non-executive directors
Mr RE Bannerman and Mr JH Mensah retired from the board effective 15 May 2009.
Professor LW Nkuhlu resigned from the board effective 5 May 2009 and was reappointed with effect from 1 June 2009.
The directors retiring by rotation at the forthcoming annual general meeting in terms of the articles of association are
Mr FB Arisman, who offers himself for re-election, and Mr RP Edey, who will retire as chairman of the board and as a member of the board from the conclusion of the annual general meeting of shareholders to be held on 7 May 2010.
Prof LW Nkuhlu, who was appointed as a director during the year, will retire at the annual general meeting and offers himself for re-election.
In terms of the company’s memorandum and articles of association, there is no mandatory retirement age for non-executive directors. Non-executive directors do not hold service contracts with the company.
The names and biographies of the directors of the company are listed from page 134.
There was no change in the office of the Company Secretary. The name, business and postal address of the Company
Secretary are set out on page 363 of this report.
Directors’ interests in shares
The interests of the directors in the ordinary shares of the company at 31 December 2009, which did not individually exceed
1% of the company’s issued ordinary share capital, were:
Beneficial
Beneficial
Direct
Indirect
Direct
Indirect
31 December 2009
31 December 2008
Executive directors
M Cutifani
10,000
–
10,000
–
S Venkatakrishnan
10,351
–
5,221
–
Total
20,351
–
15,221
–
Non-executive directors
FB Arisman
–
4,984
–
4,984
RP Edey
–
3,063
–
3,063
LW Nkuhlu
–
800
–
800
Total
–
8,847
–
8,847
Grand total
20,351
8,847
15,221
8,847
There have been no changes in the above interests since 31 December 2009. A register detailing directors’ and officers’
interests in contracts is available for inspection at the company’s registered and corporate office.
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AngloGold Ashanti Annual Financial Statements 2009
Directors’ report
Directors’
report
Annual financial statements
The directors are required by the South African Companies Act to maintain adequate accounting records and are responsible for the preparation of the annual financial statements, which fairly present the state of affairs of the company and the
AngloGold Ashanti group at the end of the financial year, and the results of operations and cash flows for the year, in conformity with the Companies Act, 61 of 1973 and in terms of the JSE Listings Requirements.
In preparing the annual financial statements reflected in United States dollars and South African rands from page 216, the group has complied with International Financial Reporting Standards (IFRS) and used appropriate accounting policies supported by reasonable and prudent judgements and estimates. The directors are of the opinion that these financial statements fairly present the financial position of the company and the group at 31 December 2009, and the results of their operations and cash flow information for the year then ended.
AngloGold Ashanti, through its Executive Committee and Treasury Committee, reviews its short-, medium- and long-term funding, treasury and liquidity requirements and positions monthly. The board of directors also reviews these on a quarterly basis at its meetings.
Cash and cash equivalents at 31 December 2009 amounted to $1,100m (2008: $575m), and together with cash budgeted to be generated from operations in 2009 and the net incremental borrowing facilities available are, in management’s view, adequate to fund operating, mine development and capital expenditure and financing obligations as they fall due for at least the next twelve months. Taking these factors into account, the directors of AngloGold Ashanti have formed the judgement that, at the time of approving the financial statements for the year ended 31 December 2009, it is appropriate to use the going concern basis in preparing these financial statements.
The external auditor, Ernst & Young Inc., is responsible for independently auditing and reporting on the financial statements in conformity with International Standards on Auditing and the Companies Act in South Africa. Their unqualified report on these financial statements appears on page 195.
To comply with requirements for reporting by non-US companies registered with the SEC, the company will prepare a set of financial statements in accordance with US Generally Accepted Accounting Principles (US GAAP) which must be filed with the SEC by no later than 30 June 2010. Copies of the annual report on Form 20-F will be made available once the filing has been finalised, on request, from the Bank of New York Mellon, or from the company’s corporate office or its contacts as listed on page 363 of this report.
Under the Sarbanes-Oxley Act, the Chief Executive Officer and Chief Financial Officer are required to complete a group certificate stating that the financial statements and reports are not misleading and that they fairly present the financial condition, results of operations and cash flows in all material respects. The design and effectiveness of the internal controls, including disclosure controls, are also included in the declaration. As part of the process, a declaration is also made that all significant deficiencies and material weaknesses, fraud involving management or employees who play a significant role in internal control and significant changes that could impact on the internal control environment, are disclosed to the Audit and
Corporate Governance Committee and the board.
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AngloGold Ashanti Annual Financial Statements 2009
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Remuneration
report
Remuneration policy
The Remuneration Committee sets and monitors executive remuneration for the company, in line with the executive remuneration policy. This policy has as its objectives to:
•
attract, reward and retain executives of the highest calibre;
•
align the behaviour and performance of executives with the company's strategic goals, in the overall interests of shareholders;
•
ensure the appropriate balance between short-, medium- and long-term rewards and incentives, with the latter being closely linked to structured company performance targets and strategic objectives that are in place from time to time; and
•
ensure that regional management is competitively rewarded within a global remuneration policy, which recognises both local and global market practice.
The company aims to be the leading gold mining company in the medium term and the leading mining company in the long term. In order to achieve this, the company must be in a position to attract the best talent available in the industry and its remuneration package must therefore be comparable to those of the leading mining companies globally. The remuneration policy is devised to support this business strategy.
In particular the Remuneration Committee is responsible for:
•
the remuneration packages for executive directors and other members of the executive committee of the company including, but not limited to, basic salary, performance-based short- and long-term incentives, pensions, and other benefits;
and
•
the design and operation of the company's share option and other share incentive schemes.
The following principles are applied to give effect to the remuneration policy and to determine executive remuneration:
•
To attract, reward and retain executives of the highest calibre, executive remuneration is benchmarked against a comparator group of global and selected South African mining and multi-national companies. The most recent benchmarking exercise conducted by independent consultants indicates that the total remuneration of the executive directors is close to the median of the comparator group, but the remuneration of the Executive Vice Presidents (EVPs) lags that of the peer group. Specific cash-based retention plans (settled after a three-year period) have been put in place to address this issue. However, a systemic adjustment of the remuneration levels for executives and senior management is required to ensure that the company’s remuneration levels are consistent with global pay levels, and that the company can compete effectively in the global market.
•
To ensure the appropriate balance between short-, medium- and long-term incentives, annual remuneration is a combination of base pay and short- and long-term incentives, with salary comprising about 35% – 45% of annual remuneration if the bonus and LTIP targets are achieved.
•
To align the behaviour and performance of executives with the company’s strategic goals, all incentive plans align performance targets with shareholder interests. The quantum of the short-term incentive and related bonus shares is determined with respect to current performance, while the vesting of the LTIP awards is determined with respect to company performance over the three years following the date of grant.
During 2009, the key remuneration decisions taken were as follows:
•
In 2009, the Chief Executive Officer’s initial two-year contract was replaced by a contract with a twelve-month notice period and his remuneration package restructured in accordance with the conditions of employment for permanent employees.
•
The Chief Financial Officer’s offshore payment was increased to cater for tax payable on this amount from 1 April 2009.
As a result of the benchmarking exercise mentioned above, adjustments in excess of South African inflationary increases were made to close the gap between the basic salaries of EVPs and the comparator group median. The outcome of this review, as it affects EVP basic salaries, is explained further in this report.
In addition, PricewaterhouseCoopers was engaged to assess specifically, the company’s compliance with King III from a remuneration perspective. Some steps will be taken in 2010 to align with the King III requirements in part, but work on this will be ongoing through 2010 to ensure compliance by 2011.
At the annual general meeting of shareholders to be held on 7 May 2010, shareholders will be asked to approve the policy as outlined in this report and that the board of directors be authorised to do all such acts as may be necessary to implement the remuneration policy for 2010 as summarised herein.
For full details on the Remuneration Committee, refer to the Directors’ Report from page 196.
Executive remuneration
Executive remuneration takes into account remuneration paid to members of the Executive Committee. For full details on the
Executive Committee, refer from page 134.

Executive directors’ remuneration and the remuneration paid to the other members of the Executive Committee currently comprise the following elements:
•
Basic salary;
•
Pensions and risk benefits;
•
Other benefits;
•
Retention award;
•
Short-term incentive; and
•
Long-term incentive.
Each component is described in more detail below:
•
Basic salary is subject to annual review by the Remuneration Committee and is reviewed with reference to the market data of a group of comparator companies in the South African and relevant international markets. The median of the comparator group is the primary point of reference for the remuneration policy. However, the transition from a primarily South African company to a global company has resulted in the actual remuneration of management below the executive director level, lagging significantly. The individual salaries of executive management are reviewed annually in accordance with their own performance, experience, responsibility and company performance.
•
Pensions and risk benefits: There is a range of retirement funds to which executive management belong, which is dependent on the country in which they work and the individual’s nationality. For example, South African executive management belong to the AngloGold Ashanti Pension Fund while executive management who are non-South African citizens but working in South Africa have the option of electing a retirement benefit in their country and currency of choice, in which case, the company contributes an amount equal to the contribution made for other AngloGold Ashanti executives.
Death and disability cover reflects best practice amongst comparable employers in South Africa.
•
Other benefits: Executive management are members of an external medical aid scheme, which covers the individual and his or her immediate family.
•
Bonus Share Plan (BSP) is a short-term incentive plan under which award levels are determined with reference to the achievement of a set of stretched company and individual performance targets. For 2009, the company targets were based on performance measures including:
•
earnings per share (EPS);
•
cost control;
•
resource to reserve conversion; and
•
gold production.
A safety multiplier was also applied so that the safety record could be taken into account when determining the extent to which performance targets are achieved.
The weighting of the respective contribution of company and individual targets at the executive management level is 60%
company and 40% individual.
The bonus paid comprises two separate parts:
•
a cash bonus which is payable at the end of the relevant financial year (50%); and
•
an equity bonus which is settled by way of a BSP award of equal value to the cash bonus.
The BSP awards vest over a two-year period and vesting is subject to the individual being in the employ of the group at the date of vesting. In respect of the BSP awards granted after 1 January 2008, 40% of the awards vest on the first anniversary from the date of grant and the remaining 60% of awards vest on the second anniversary from the date of grant. Provided that the individual has not exercised any BSP awards during the vesting period, he or she will be eligible to receive an additional 20% in BSP awards on the third anniversary from the date of grant.
The maximum bonus achievable under the BSP (expressed as a percentage of basic salary) is shown in the table below. For these purposes, basic salary includes offshore payments:
On
On target
On
target
BSP award
Maximum
target
cash face value at
Position
bonus
bonus
bonus date of grant
Chief Executive Officer
160%
80%
40%
40%
Executive directors
140%
70%
35%
35%
Executive management
120%
60%
30%
30%
Other management
100%
50%
25%
25%
AngloGold Ashanti Annual Financial Statements 2009
Remuneration report
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Remuneration
report

AngloGold Ashanti Annual Financial Statements 2009
In respect of 2009, the performance targets imposed on BSP awards (cash bonus and share awards) were achieved at a level of 79.66%. The payments made under the BSP in respect of the 2009 financial year to executive management are disclosed in this Remuneration Report.
In respect of the 2010 BSP awards, the performance targets to be satisfied will be based on the targets summarised above and no changes to the maximum bonuses or on-target bonuses are proposed.
Cash payments, equal in value to the dividends which would have been paid had actual shares been issued during the vesting period, were made when the BSP awards granted in 2006 vested during 2009.
•
Long-Term Incentive Plan (LTIP): The objective of the LTIP is to align the interests of the executive management with those of the company and the shareholders over the medium to long term.
Under the LTIP, executive management are granted a right to receive shares in the company, subject to performance conditions being achieved, over the specified performance period and continued employment with the group.
The performance targets used for the vesting of the LTIP awards are determined annually by the Remuneration Committee and link directly to the company’s strategy. The LTIP awards are granted with a three-year vesting period. For awards granted in 2009, the company targets were based on measures including:
•
EPS;
•
total shareholder return (TSR) against a comparator group of gold mining companies;
•
safety; and
•
resource generation.
LTIP awards will vest on the following basis for the 2009 and 2010 awards:
1. Earnings per share (30% weighting)
EPS growth of at least 2%, net of US inflation per year over the three-year vesting period. Partial vesting occurs at 2%
growth per year and full vesting at 5% growth per year.
2. Total shareholder return (30% weighting)
TSR relative to four global gold companies, Barrick, Gold Fields, Harmony and Newmont. For vesting of the 2009 and
2010 LTIP awards to occur, the company’s TSR has to be at least equal to the third place performer from the comparator group for partial vesting, and second or better for full vesting.
3. Strategic target (40% weighting)
The strategic target is divided into two parts:
i) Safety performance (20% weighting)
The company’s safety performance has become the primary strategic target from an operating perspective and it is essential that the company’s performance shows significant improvement. The target is a 20% year-on-year improvement in the fatal injury frequency rate (FIFR) and in the lost-time injury frequency rate (LTIFR) during the period.
For partial vesting, a minimum improvement of 10% per year must be achieved.
ii) Reserve and resource ounce generation (20% weighting)
The target per annum is at least 9Moz at the measured and indicated resource level, and 5Moz at the published reserve level for full vesting, and 7Moz and 3Moz respectively for partial vesting.
In this context, partial vesting means that 50% of the weighted target is achieved (except in the case of TSR where partial vesting means a 40% achievement of target) while full vesting results in a 100% achievement.
The value of awards which may be granted under the LTIP by reference to the face value of the awards as at the date of grant and expressed as a percentage of basic salary, is shown in the table below. In this context, “face value” means the value of the award at the current share price (i.e. share price x number of shares under award) and “expected value” means the future value of the award taking into account the probability of the performance targets being achieved – an estimated probability of
60% has been applied for this purpose. In this context, basic salary includes offshore payments:
Maximum Maximum
Position
face value
expected value
Chief Executive Officer
120%
72%
Executive directors
100%
60%
Executive management
80%
48%
Other management
80%
48%
The LTIP awards granted in respect of the 2010 financial year to executive management are disclosed in this Remuneration Report under the Share Incentive Scheme section.
In respect of the LTIP awards granted in 2007 which vested during 2010, 56% of the award vested following the testing of the performance conditions. Further details are disclosed herein.
P

AngloGold Ashanti Annual Financial Statements 2009
Remuneration report
Remuneration
report
In respect of the LTIP awards granted in 2010, the performance targets to be satisfied will be based on the targets summarised above and no changes to the maximum face value or maximum expected value of awards are proposed.
At the discretion of the Remuneration Committee, a cash payment, equal in value to the dividends which would have been paid had actual shares been issued during the vesting period, will be made to employees to whom LTIP awards were granted, to the extent that these LTIP awards vest after the performance conditions have been tested.
Directors’ service contracts
Service contracts of executive directors are reviewed annually. Mark Cutifani, as Chief Executive Officer, has a 12-month notice period while the notice period for the Chief Financial Officer, Srinivasan Venkatakrishnan, is nine months. Executive Vice Presidents have a six-month notice period while Senior Vice Presidents and Vice Presidents have three-month notice periods. The contracts also provide for a payment of 24 months’ salary in the case of the Chief Executive Officer; 18 months in the case of the Chief
Financial Officer and 12 months in the case of other executive management in the event of a material change in role, responsibilities or remuneration, including loss of employment, following a new shareholder assuming control of the company.
Non-executive directors’ remuneration
At the annual general meeting of shareholders to be held on 7 May 2010, shareholders will be asked to consider an increase to the fees payable to non-executive directors. The resolutions for consideration will be included in the notice of meeting which will be sent to shareholders together with the abridged annual report.
The reason for proposing an increase in non-executive directors’ remuneration is to ensure that the fees paid remain competitive in order to enable the company to attract and retain persons of the calibre required to make meaningful contributions to the company, given its global spread and growth aspirations and having regard to the appropriate capability, skills and experience required. A recent benchmarking exercise undertaken by PricewaterhouseCoopers has indicated that the current levels of non-
executive fees remain well below the lower quartile of the comparator group, particularly when considering market practice outside
South Africa and taking into account the fact that several non-executive directors are based internationally. The requirement of competing in the global market, and compliance with increasing onerous and complex international governance and regulatory requirements, requires flexibility to attract non-executives of international standing. The above proposal falls short of recognising the global responsibility that the directors share for the governance of the group with business in diverse jurisdictions, but it seeks to better reflect market practice in the director’s region of residence.
In arriving at the proposal to increase non-executive directors’ remuneration, the Chief Executive Officer, in consultation with the
Chairman and Executive Vice President – Human Resources of the company, directed PricewaterhouseCoopers to review non-
executive directors’ fees for comparable international South African companies and international companies. The results of the review indicated that the remuneration paid to the non-executive directors of the company was, with respect to the South African comparator group, at the upper quartile and with respect to the international comparator group, below the lower quartile. The proposals are based on adjusting the fee levels for non-executive directors to the median of the applicable market – using South
African market data for the resident non-executive directors, and market data from North America, the UK and Australia for non-
resident directors outside Africa. The fees for non-resident non-executive directors residing in Africa have been set to a similar level to those non-executive directors resident in South Africa.
The Remuneration Committee, having taken due consideration of the review, recommend for approval by the shareholders, the remuneration for the Chairman, while the Chairman, together with the Chief Executive Officer and the Chief Financial Officer,
recommend for approval by the shareholders, the remuneration for the non-executive directors. Prior to these proposed changes, the remuneration of the non-executive directors has been unchanged since the annual general meeting held in May 2009.
In light of all of these factors, the proposed revised remuneration structure is considered to be fair and reasonable and in the best interests of the company.
The proposals to be made regarding non-executive directors’ remuneration are detailed below:
1 Non-executive directors’ fees
Current fee
Increased fee
Board
per annum
per annum
1.1
Chairman
$180,000
R1,520,300
1.2
Deputy chairman
R600,000
R650,000
1.3
South African resident directors
R250,000
R270,000
1.4
Non-South African resident directors who are resident in Africa
$25,000
$33,750
1.5
Non-South African resident directors who are resident in jurisdictions other than Africa
$40,000
$60,000
The remuneration payable will be in proportion to the period during which office is held.
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2 Allowance for attendance by non-executive directors at additional board meetings
Each non-executive director will be entitled to an allowance for each board meeting attended by such director in addition to the six scheduled board meetings per annum, as follows:
Current fee
Increased fee
Board
per meeting
per meeting
2.1     Chairman
$9,000 R78,000
2.2      Deputy
chairman R30,000 R32,400
2.3 South African resident directors R12,500 R16,000
2.4 Non-South African resident directors who are resident in Africa $1,250 $2,000
2.5
Non-South African resident directors who are resident in jurisdictions other than Africa
$2,000 $3,000
3 Board committee fees payable to non-executive directors
The fee paid to each non-executive director in respect of membership of a committee of the board is to be increased with effect from 1 June 2010 on the basis set out below. The fees payable in respect of “other committees” pertain to the following committees which meet on a quarterly basis:
•
Investment;
•
Remuneration;
•
Safety, Health and Sustainable Development; and
•
Transformation and Human Resource Development.
Current fee
Increased fee
Board committee
per annum
per annum
Audit and Corporate Governance Committee
3.1 Chairman – South African resident
R150,000 R160,000
3.2 Member – South African resident
R125,000 R135,000
3.3 Member – Non-South African resident who is resident in Africa
(1)
R125,000 $16,875
3.4
Member – Non-South African resident who is resident in jurisdictions other than Africa
R125,000 $25,315
Other committees
3.5 Chairman – South African resident R120,000 R130,000
3.6 Chairman – Non-South African resident who is resident in Africa
(1)
R120,000 $16,250
3.7
Chairman – Non-South African resident who is resident in jurisdictions other than Africa
R120,000 $25,000
3.8 Member – South African resident R100,000 R110,000
3.9 Member – Non-South African resident who is resident in Africa
(1)
R100,000 $13,750
3.10
Member – Non-South African resident who is resident in jurisdictions other than Africa
R100,000 $20,000
(1) Non-South Africans who are resident in Africa will receive the $ equivalent of the South African resident fees, converted at a rate of R8/$.
4 Ad hoc committee fees payable to non-executive directors
Each non-executive director will be entitled to an allowance for each ad hoc committee meeting attended. Ad hoc committees are those committees which meet on an as needs basis, namely the Party Political Donations Committee, the Nominations
Committee and any special purpose committee established by the board.
Current fee
Increased fee
Board
per meeting
per meeting
4.1 South African resident
R15,000 R16,200
4.2 Non-South African resident who is resident in Africa
(1)
R15,000 $2,025
4.3
Non-South African resident who is resident in jurisdictions other than
Africa
R15,000 $3,000
(1) Non-South Africans who are resident in Africa will receive the $ equivalent of the South African resident fees, converted at a rate of R8/$.
AngloGold Ashanti Annual Financial Statements 2009
P

AngloGold Ashanti Annual Financial Statements 2009
Remuneration report
Remuneration
report
5 Travel allowance to attend board meetings
The travel allowance, as detailed below, remains unchanged from that approved by shareholders at the annual general meeting held on 15 May 2009.
5.1 $10,000 per board meeting for the chairman, when based internationally;
5.2 $6,000 per board meeting for non-South African resident directors who are resident in Africa; and
5.3 $8,000 per board meeting for non-South African resident directors who are resident in jurisdictions other than Africa.
Below are the schedules detailing the remuneration paid or payable to non-executive and executive management for services rendered during the 2009 financial year.
Non-executive directors’ remuneration
The following table details fees and allowances paid to non-executive directors:
Resigned/
retired
Appointed             with
Com-
Com-
All figures stated
with effect
effect
Directors’
mittee
Directors’
mittee
to the nearest R000
(1)
from
(2)
from
(2)
fees
(3)
fees
Travel
(4)
Total
fees
(3)
fees
Travel
(4)
Total
2009
2009
2009
2008
RP Edey (Chairman) 1,626 318 314 2,258 1,274 266 219 1,759
Dr TJ Motlatsi (Deputy chair) 560 273 – 833 360 160 – 520
FB Arisman 315 303 208 826 212 275 170 657
RE Bannerman 15 May 09 121 68 88 277 212 100 219 531
Mrs E le R Bradley 6 May 08 – – – – 45 42 – 87
JH Mensah 15 May 09 121 100 38 259 212 175 170 557
WA Nairn 227 288 – 515 135 160 – 295
Prof LW Nkuhlu
(5)
240 260 – 500 135 225 – 360
SM Pityana 227 393 – 620 135 279 – 414
SR Thompson 28 July 08 – – – – 117 133 40 290
Total – non-executive
directors 3,437 2,003 648 6,088 2,837 1,815 818 5,470
Rounding may result in computational differences.
(1)
Where directors' compensation is in dollars, the amounts reflected are the actual South African rand values paid, calculated using the R:$ rate of exchange at the time of payment.
(2)
Fees are disclosed only for the period from or to which, office is held.
(3)
At the annual general meeting of shareholders held on 15 May 2009, shareholders approved an increase in directors fees with effect from 1 June 2009
For six Additional per
meetings meeting Travel
(4)
– Chairman $180,000 $9,000 $10,000
– Deputy chairman R600,000 R30,000 –
– South African resident directors R250,000 R12,500 –
– Non-South African directors
– Living in Africa $25,000 $1,250 $6,000
– Living other than in Africa $40,000 $2,000 $8,000
The fees payable in respect of committees were approved by the board.
(4)
A travel allowance per board meeting is paid to non-executive directors who travel internationally to attend board meetings. In addition, AngloGold Ashanti is liable for the payment of all travel costs and accommodation.
(5)
Prof. Nkuhlu resigned from the board with effect from 5 May 2009 and rejoined the board on 1 June 2009.
Executive directors do not receive payment of directors' fees or committee fees.
Non-executive directors are not eligible to participate in the Share Incentive Scheme.
P

See note
(5)

AngloGold Ashanti Annual Financial Statements 2009
Executive directors’ and executive management remuneration
Executive director and executive management remuneration is made up as follows:
Resigned/
Perfor-
Pre-tax
Appointed
retired
mance
Pension
gains
with
with
related scheme
En-
on
share
All figures
effect
effect
pay-
contri-
Other
cashed
Sub
options
in R000
from
(1)
from
(1)
Salary
ments
(2)
butions benefits
(3)
leave
(4)
total exercised
(5)
Total
2009
Executive directors’
remuneration
M Cutifani Full year 10,807 7,627 1,913 634 – 20,981 – 20,981
S Venkatakrishnan Full year 6,552 4,297 1,199 1,948 – 13,996 2,621 16,617
17,359 11,924 3,112 2,582 – 34,977 2,621 37,598
Executive management
remuneration
Representing 10 executive
managers Full year 37,635 17,002 4,510 10,135 394 69,676 20,370 90,046
Total executive directors,
and executive
management
remuneration 2009 54,994 28,926 7,622 12,717 394 104,653 22,991 127,644
2008
Executive directors’
remuneration
M Cutifani Full year 9,513 5,877 1,477 24 – 16,891 – 16,891
S Venkatakrishnan Full year 5,585 3,613 1,004 – – 10,202 1,837 12,039
15,098 9,490 2,481 24 – 27,093 1,837 28,930
Executive management’s
remuneration 2008
Representing 11 executive
managers 31,771 14,541 5,135 1,194 496 53,137 1,584 54,721
Total executive
directors, and
executive
management
remuneration 2008 46,869 24,031 7,616 1,218 496 80,230 3,421 83,651
Rounding of figures may result in computational discrepancies.
(1)
Salaries are disclosed only for the period from or to which office was held.
(2)
In order to more accurately disclose remuneration received/receivable by executive directors and executive management, the tables above include the performance related payments calculated on the year's financial results.
(3)
Includes health care, retention payments and personal travel.
(4)
In 2005, AngloGold Ashanti altered its policy regarding the number of leave days that may be accrued. As a result, surplus leave days accrued are compulsorily encashed.
(5)
Mr Venkatakrishnan applied all of the proceeds after tax from the sale of his share options to acquire 5,130 ordinary shares
(2008: 4,569) in AngloGold Ashanti. Of the 92,452 share options exercised by the executive management, the proceeds from the sale of 48,595 options were used to acquire 16,911 ordinary shares in AngloGold Ashanti (2008: of the 15,563 options exercised, proceeds from the sale of 12,963 shares were used to acquire 2,304 ordinary shares in AngloGold Ashanti).
P

AngloGold Ashanti Annual Financial Statements 2009
Remuneration report
Remuneration
report
Share incentive schemes
Details of the options and rights to subscribe for ordinary shares in the company granted to, and exercised by, executive directors, as well as executive management and other managers on an aggregate basis during the year to 31 December 2009 and subsequent to year-end are set out in the table below.
Executive
Other                 Total
M Cutifani
Venkat
(1)
management
(2)
management
scheme
Granted and outstanding at 1 January 2009
Number
(3)
39,440 62,027
433,488          2,906,841        3,441,796
Granted during the year
Number                                                                       60,687 36,029 172,020 932,379 1,201,115
Exercised during the year
Number                                                                               – 8,564 92,452 1,030,900 1,131,916
Pre-tax gain at date of exercise (value) – R – 2,620,858 20,369,930 169,444,948 192,435,736
Lapsed during the year
Number                                                                               – 7,308 27,123 248,880 283,311
Held at 31 December 2009
Number                                                                     100,127 82,184 485,933 2,559,440 3,227,684
(4)
Subsequent to year-end – to 31 January 2010
Granted
Number
–                       –                        –
– –
Exercised
Number
–                       –                        –
33,282 33,282
Pre-tax gain at date of exercise (value) – R – – – 8,502,546 8,502,546
Lapsed
Number
–                       –                       –
6,662 6,662
Held at 31 January 2010
Number                                                                     100,127
82,184 485,933 2,519,496 3,187,740
Latest expiry date 16 Feb 2019 16 Feb 2019 16 Feb 2019 16 Feb 2019 16 Feb 2019
(1)
Mr Venkatakrishnan (Venkat) applied all of the proceeds after tax from the sale of his share options to acquire 5,130 ordinary shares (2008: 4,569) in AngloGold Ashanti.
(2)
Of the 92,452 options exercised by the executive management, the proceeds from the sale of 48,595 options were used to acquire 16,911 ordinary shares in the company.
(3)
As a result of the change in status, the following movements to opening balances were made:
– From executive management status to other managers – 17,099 options/awards.
(4)
Of the 3,227,684 options/awards granted and outstanding at 31 December 2009, 983,094 options/awards are fully vested.
(5)
Awards granted to executive directors and executive management in February 2010 are as follows:
BSP
LTIP
M Cutifani 27,146 50,548
Venkat 15,074 25,543
Total executive management 102,164 167,609
For full details of the AngloGold Share Incentive Scheme, including the number of shares used in the scheme and dilution to shareholders in this regard, refer to the Directors’ Report from page 196.
P

P

Contents
of financial statements
Group financials
Income statement
P216
Statement of comprehensive income
P217
Statement of financial position
P218
Statement of cash flows
P220
Statement of changes in equity
P221
Notes to the group financial statements: notes 1 to 37
P223
Company financials
Income statement
P316
Statement of comprehensive income
P317
Statement of financial position
P318
Statement of cash flows
P319
Statement of changes in equity
P320
Notes to the company financial statements: notes 1 to 31
P321
Principal subsidiaries and operating entities
P345

AngloGold Ashanti Annual Financial Statements 2009
Group financials
For the year ended 31 December
Group
– income statement
2008
2009
Figures in million
Notes
2009
2008
SA Rands
US Dollars
30,790
31,961
Revenue
3
3,916
3,743
29,774
30,745
Gold income
2,3
3,768
3,619
(22,558)
(23,220)
Cost of sales
4
(2,813)
(2,728)
Loss on non-hedge derivatives and other commodity
(6,277)
(11,934)
contracts
36
(1,533)
(297)
939
(4,409)
Gross (loss) profit
(578)
594
(1,090)
(1,275)
Corporate administration and other expenses
(154)
(131)
(113)
(87)
Market development costs
(10)
(13)
(1,037)
(1,217)
Exploration costs
(150)
(126)
(29)
(80)
Other operating expenses
5
(8)
(6)
(15,379)
5,209
Operating special items
6
691
(1,538)
(16,709)
(1,859)
Operating loss
(209)
(1,220)
536
444
Interest received
3
54
66
33
852
Exchange gain
112
4
Fair value adjustment on option component of
185
(249)
convertible bond
(33)
25
(926)
(1,146)
Finance costs and unwinding of obligations
7
(139)
(114)
(1,177)
785
Share of equity accounted investments’ profit (loss)
8
94
(138)
(18,058)
(1,173)
Loss before taxation
9
(121)
(1,377)
2,079
(1,172)
Taxation
12
(147)
197
(15,979)
(2,345)
Loss after taxation from continuing operations
(268)
(1,180)
Discontinued operations
198
–
Profit from discontinued operations
13
–
25
(15,781)
(2,345)
Loss for the year
(268)
(1,155)
Allocated as follows
(16,105)
(2,762)
Equity shareholders
(320)
(1,195)
324
417
Non-controlling interests
52
40
(15,781)
(2,345)
(268)
(1,155)
Basic and diluted (loss) profit per ordinary
share (cents)
14
(5,140)
(765)
Loss from continuing operations
(89)
(385)
63
–
Profit from discontinued operations
–
8
(5,077)
(765)
Loss
(89)
(377)
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
For the year ended 31 December
Group – statement of comprehensive income
2008
2009
Figures in million
2009
2008
SA Rands
US Dollars
(15,781)
(2,345)
Loss for the year
(268)
(1,155)
8,633
(2,645)
Exchange differences on translation of foreign operations
318
(568)
(721)
(132)
Net loss on cash flow hedges
(16)
(87)
Net loss on cash flow hedges removed from equity and
1,782
1,155
reported in gold income
138
216
64
40
Hedge ineffectiveness on cash flow hedges
5
8
(18)
(12)
Realised losses on hedges of capital items
(1)
(2)
(254)
(263)
Deferred taxation thereon
(35)
(28)
853
788
91
107
(74)
482
Net gain (loss) on available for sale financial assets
57
(9)
(9)
–
Release on disposal of available for sale financial assets
–
(1)
11
(13)
Deferred taxation thereon
(2)
1
(72)
469
55
(9)
(364)
88
Actuarial gain (loss) recognised
10
(44)
124
(28)
Deferred taxation thereon
(3)
15
(240)
60
7
(29)
Other comprehensive income (expense) for the year
9,174
(1,328)
net of tax
471
(499)
Total comprehensive income (expense) for the year
(6,607)
(3,673)
net of tax
203
(1,654)
Allocated as follows:
(6,953)
(4,099)
Equity shareholders
150
(1,697)
346
426
Non-controlling interests
53
43
(6,607)
(3,673)
203
(1,654)
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Group financials
As at 31 December
Group – statement of financial position
Restated
Figures in million
Notes
2009
2008
2007
US Dollars
ASSETS
Non-current assets
Tangible assets
16 5,819
4,345              6,621
Intangible assets 17 177
148                 420
Investments in associates and equity accounted joint ventures 18 640
298                 321
Other investments 19 175
66                 103
Inventories 20 337
287                 265
Trade and other receivables 22 106
62                   57
Derivatives 36 5
–                    –
Deferred taxation 30 61
50                   63
Other non-current assets 21 8
3                   41
7,328
5,259              7,891
Current assets
Inventories
20 686
599                 551
Trade and other receivables 22 191
220                 203
Derivatives 36 330
570                 516
Current portion of other non-current assets 21 –
–                     –
Cash restricted for use 23 65
44                   39
Cash and cash equivalents 24 1,100
575                 477
2,372 2,008 1,786
Non-current assets held for sale 25 87
793                    31
2,459 2,801 1,817
Total assets 9,787
8,060              9,708
EQUITY AND LIABILITIES
Share capital and premium
26 5,805
5,485                3,608
Retained earnings and other reserves (2,905) (3,057) (1,229)
Shareholders’ equity 2,900
2,428              2,379
Non-controlling interests 130
83                   63
Total equity 3,030 2,511 2,442
Non-current liabilities
Borrowings
27 654
870              1,529
Environmental rehabilitation and other provisions 28 451
408                 467
Provision for pension and post-retirement benefits 29 159
137                 177
Trade, other payables and deferred income 31 14
11                   12
Derivatives 36 176
25                 163
Deferred taxation 30 753
617              1,042
2,207
2,068              3,390
Current liabilities
Current portion of borrowings
27 1,277
1,063                 319
Trade, other payables and deferred income 31 582
524                 635
Derivatives 36 2,525
1,737              2,755
Taxation 32 159
109                 167
4,543
3,433              3,876
Non-current liabilities held for sale 25 7
48                     –
4,550
3,481               3,876
Total liabilities 6,757
5,549               7,266
Total equity and liabilities 9,787
8,060               9,708
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
As at 31 December
Figures in million
Notes
2009
2008
2007
SA Rands
ASSETS
Non-current assets
Tangible assets
16 43,263 41,081 45,095
Intangible assets 17 1,316
1,403              2,859
Investments in associates and equity accounted joint ventures 18 4,758 2,814 2,183
Other investments 19 1,302 625 699
Inventories 20 2,508 2,710 1,807
Trade and other receivables 22 788 585 387
Derivatives 36 40
–                    –
Deferred taxation 30 451
475                430
Other non-current assets 21 63
32                 278
54,489
49,725            53,738
Current assets
Inventories
20 5,102 5,663 3,753
Trade and other receivables 22 1,419 2,076 1,384
Derivatives 36 2,450 5,386 3,516
Current portion of other non-current assets 21 3 2 2
Cash restricted for use 23 481 415 264
Cash and cash equivalents 24 8,176 5,438 3,246
17,631
18,980            12,165
Non-current assets held for sale 25 650
7,497                 210
18,281
26,477            12,375
Total assets 72,770 76,202 66,113
EQUITY AND LIABILITIES
Share capital and premium
26 39,834 37,336 22,371
Retained earnings and other reserves (18,276) (14,380) (6,167)
Shareholders’ equity 21,558 22,956 16,204
Non-controlling interests 966 790 429
Total equity 22,524
23,746            16,633
Non-current liabilities
Borrowings
27 4,862 8,224 10,416
Environmental rehabilitation and other provisions 28 3,351
3,860              3,176
Provision for pension and post-retirement benefits 29 1,179
1,293              1,208
Trade, other payables and deferred income 31 108
99                  79
Derivatives 36 1,310
235             1,110
Deferred taxation 30 5,599
5,838             7,100
16,409
19,549           23,089
Current liabilities
Current portion of borrowings
27 9,493
10,046             2,173
Trade, other payables and deferred income 31 4,332
4,946             4,318
Derivatives 36 18,770
16,426            18,763
Taxation 32 1,186
1,033              1,137
33,781
32,451            26,391
Non-current liabilities held for sale 25 56
456                    –
33,837
32,907            26,391
Total liabilities 50,246 52,456 49,480
Total equity and liabilities 72,770 76,202 66,113
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Group financials
For the year ended 31 December
Group – Statement of cash flows
2008
2009
Figures in million
Notes
2009
2008
SA Rands
US Dollars
Cash flows from operating activities
30,117
31,473
Receipts from customers
3,845
3,672
(24,429)
(20,896)
Payments to suppliers and employees
(2,500)
(3,040)
5,688
10,577
Cash generated from operations
33
1,345
632
(11)
–
Cash utilised by discontinued operations
–
(1)
739
751
Dividends received from equity accounted investments
101
78
(1,029)
(1,232)
Taxation paid
32
(147)
(125)
(8,514)
(6,315)
Cash utilised for hedge buy-back costs
(797)
(1,113)
(3,127)
3,781
Net cash inflow (outflow) from operating activities
502
(529)
Cash flows from investing activities
Capital expenditure
(5,394)
(3,578)
– project capital
(413)
(654)
(4,452)
(5,078)
– stay-in-business capital
(606)
(540)
301
9,029
Proceeds from disposal of tangible assets
1,142
39
79
–
Proceeds from disposal of assets of discontinued operations
–
10
(769)
(750)
Other investments acquired
(89)
(93)
382
–
Proceeds on disposal of associate
–
48
–
(2,646)
Acquisition of associates and equity accounted joint ventures
(354)
–
(38)
(17)
Associates’ loans advanced
(2)
(4)
33
3
Associates’ loans repaid
–
4
729
680
Proceeds from disposal of investments
81
88
(49)
(91)
Increase in cash restricted for use
(10)
(6)
538
445
Interest received
55
67
(3)
(1)
Loans advanced
–
–
3
4
Repayment of loans advanced
1
–
(8,640)
(2,000)
Net cash outflow from investing activities
(195)
(1,041)
Cash flows from financing activities
13,592
2,384
Proceeds from issue of share capital
306
1,722
(421)
(84)
Share issue expenses
(11)
(54)
7,034
24,901
Proceeds from borrowings
2,774
853
(5,066)
(24,152)
Repayment of borrowings
(2,731)
(614)
(788)
(946)
Finance costs paid
(111)
(93)
(455)
(474)
Dividends paid
(56)
(58)
13,896
1,629
Net cash inflow from financing activities
171
1,756
2,129
3,410
Net increase in cash and cash equivalents
478
186
63
(672)
Translation
47
(88)
3,246
5,438
Cash and cash equivalents at beginning of year
575
477
5,438
8,176
Cash and cash equivalents at end of year
24
1,100
575
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Group
– Statement of changes in equity
Equity holders of the parent
Share Cash
Available
Foreign
capital Other
flow
for
Actuarial
currency
Non-
and capital
Retained
hedge
sale
(losses) translation
controlling
Total
Figures in million
premium reserves
(1)
earnings
(2)
reserve
(3)
reserve
(4)
gains
reserve
Total
interests
equity
US Dollars
Balance at 31 December 2007
(as previously reported)
3,285      103        (1,020)
(240) 9 (16)
258        2,379
63        2,442
Change in accounting policy for
share capital and premium
(5)
323          2
(325) – –
Balance at 31 December 2007
(restated)
3,608       105
(1,020) (240) 9 (16) (67)
2,379           63
2,442
(Loss) profit for the year (1,195) (1,195) 40 (1,155)
Comprehensive income (expense) 104 (9) (29) (568) (502) 3 (499)
Total comprehensive (expense)
income –
–       (1,195)
104 (9) (29) (568) (1,697)
43      (1,654)
Shares issued 1,877
1,877                    1,877
Share-based payment for
share awards 14 14 14
Dividends paid (41) (41) (41)
Dividends of subsidiaries
–          (17)
(17)
Acquisition of non-controlling
interests
(6)
(111) (111) (111)
Acquisition of subsidiary
(7)
– 1 1
Transfers to other reserves 1 (1) – –
Translation (35) 7
29            (2)
8
7           (7)
–
Balance at 31 December 2008 5,485 85 (2,361) (107) (2) (37) (635) 2,428 83 2,511
(Loss) profit for the year (320) (320)
52        (268)
Comprehensive income
90             55
7           318         470
1          471
Total comprehensive (expense)
income –
–         (320)
90              55
7           318         150           53         203
Shares issued 320
320                        320
Share-based payment for
share awards 15
15                           15
Dividends paid (45)
(45)                       (45)
Dividends of subsidiaries
–         (11)
(11)
Equity transaction of joint venture
(1)
37
37                           37
Translation 24 (18) (6) 3 (8)
(5)            5            –
Balance at 31 December 2009 5,805 161 (2,744) (23) 56 (38) (317) 2,900 130 3,030
(1)
Other capital reserves comprise a surplus on disposal of company shares, held by companies prior to the formation of AngloGold Ashanti
Limited of $19m (2008: $15m), surplus on equity transaction of joint venture of $37m (2008: nil), equity items for share-based payments and other transfers.
(2)
Retained earnings totalling $254m (2008: $453m) arising at the joint venture operations and certain subsidiaries may not be remitted without third party consent.
(3)
Cash flow hedge reserve represents the effective portion of fair value gains or losses in respect of cash flow hedges.
(4)
Available for sale reserve represents fair value gains or losses on available for sale financial assets.
(5)
In terms of IAS 21 “The Effects of Changes in Foreign Exchange Rates”, the group has previously presented share capital and premium at the closing rate of exchange. During the current year the group changed its accounting policy to account for share capital and premium using historical rates of exchange.
(6)
With effect from 1 July 2008, AngloGold Ashanti Limited acquired the remaining 33% shareholding in Cripple Creek & Victor Gold Mining
Company from Golden Cycle Gold Corporation.
(7)
Effective 1 September 2008, AngloGold Ashanti Limited acquired a 70% interest in the Gansu Jinchanggou Mining Company Limited.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Group financials
Group – Statement of changes in equity
Equity holders of the parent
Share Cash
Available
Foreign
capital Other
flow
for
Actuarial
currency
Non-
and capital
Retained
hedge
sale
(losses) translation
controlling
Total
Figures in million
premium reserves
(1)
earnings
(2)
reserve
(3)
reserve
(4)
gains
reserve
Total
interests
equity
SA Rands
Balance at 31 December 2007
22,371    714
(5,524)
(1,634)
59 (108)
326
16,204          429
16,633
(Loss) profit for the year
(16,105)
(16,105)
324
(15,781)
Comprehensive
income
(expense)
831
(72)
(240)
8,633        9,152
22        9,174
Total comprehensive (expense)
income
–
–
(16,105)
831
(72)
(240)
8,633     (6,953)
346     (6,607)
Shares issued
14,965
14,965
14,965
Share-based payment for
share awards
118
118
118
Dividends paid
(324)
(324)
(324)
Dividends of subsidiaries
–         (131)
(131)
Acquisition of non-controlling
interests
(5)
(914)
(914)
(914)
Acquisition of subsidiary
(6)
–
6
6
Transfers to other reserves
12
(12)
–
–
Translation
(45)
114
(205)
(5)
1 (140)
140
–
Balance at 31 December 2008
37,336
799
(22,765)
(1,008)
(18)
(347)
8,959
22,956
790
23,746
(Loss) profit for the year
(2,762)
(2,762)
417      (2,345)
Comprehensive income (expense)
779          469           60
(2,645)
(1,337)            9
(1,328)
Total comprehensive (expense)
income
–
–       (2,762)
779
469
60       (2,645)     (4,099)         426    (3,673)
Shares issued
2,498
2,498                       2,498
Share-based payment for
share awards
122
122                          122
Dividends paid
(392)
(392)                       (392)
Dividends of subsidiaries
–            (83)        (83)
Equity transaction of joint venture
(1)
306
306                          306
Translation
(33)
180
55
(37)
2
167        (167)
–
Balance at 31 December 2009
39,834
1,194
(25,739)
(174)
414
(285)
6,314
21,558
966
22,524
(1)
Other capital reserves comprise a surplus on disposal of company shares, held by companies prior to the formation of AngloGold Ashanti
Limited of R141m (2008: R141m), surplus on equity transaction of joint venture of R306m (2008: nil), equity items for share-based payments and other transfers.
(2)
Retained earnings totalling R1,889m (2008: R4,236m) arising at the joint venture operations and certain subsidiaries may not be remitted without third party consent.
(3)
Cash flow hedge reserve represents the effective portion of fair value gains or losses in respect of cash flow hedges.
(4)
Available for sale reserve represents fair value gains or losses on available for sale financial assets.
(5)
With effect from 1 July 2008, AngloGold Ashanti Limited acquired the remaining 33% shareholding in Cripple Creek & Victor Gold Mining
Company from Golden Cycle Gold Corporation.
(6)
Effective 1 September 2008, AngloGold Ashanti Limited acquired a 70% interest in the Gansu Jinchanggou Mining Company Limited.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
For the year ended 31 December
Group
– Notes to the financial statements
1
Accounting policies
Statement of compliance
The consolidated and company financial statements are prepared in compliance with International Financial Reporting
Standards (IFRS) and Interpretations of those standards, as adopted by the International Accounting Standards Board
(IASB) and applicable legislation.
During the current financial year the following new or revised accounting standards, amendments to standards and new interpretations were adopted by AngloGold Ashanti Limited:
Effective for annual
Standard or
periods beginning
Interpretation
Title
on or after
IFRS 1/IAS 27
Amendments – Cost of an Investment in a Subsidiary,
Jointly Controlled Entity or Associate
1 January 2009
IFRS 2
Amendments – Vesting Conditions and Cancellations
1 January 2009
IFRS 7
Amendment – Improving Disclosure about Financial Instruments
1 January 2009
IFRS 8
Operating Segments
1 January 2009
IFRS’s
Annual Improvement Project – May 2008
Mostly 1 January 2009
IAS 1
Presentation of Financial Statements (revised)
1 January 2009
IAS 32/IAS 1
Amendments – Puttable Financial Instruments and Obligations
arising on Liquidation
1 January 2009
IAS 39/IFRIC 9
Embedded Derivatives
Periods ending on or
after 30 June 2009
IFRIC 15
Agreements for the Construction of Real Estate
1 January 2009
IFRIC 16
Hedges of a Net Investment in a Foreign Operation
1 October 2008
The adoption of these new or revised standards, amendments to standards and interpretations did not have any effect on the financial position or performance of the group. As a result of the revision of IAS 1, a statement of comprehensive income, which discloses non owner changes in equity, and a statement of changes in equity are presented.
During the current financial year no new or revised accounting standards, amendments to standards and new interpretations were early adopted by AngloGold Ashanti Limited.
The following accounting standards, amendments to standards and new interpretations, which are not yet mandatory for AngloGold Ashanti Limited, have not been adopted in the current year:
Effective for annual
Standard or
period beginning
Interpretation
Title
on or after
IFRS 2
Group Cash-settled and Share-based Payment Transactions
1 January 2010
IFRS 3
Business Combinations (revised)
1 July 2009
IFRS 9
Financial Instruments
1 January 2013
IFRS’s
Annual Improvement Project – May 2009
Mostly 1 January 2010
IAS 24
Related Party Disclosures
1 January 2011
IAS 27
Consolidated and Separate Financial Statements (revised)
1 July 2009
IAS 32
Amendment – Classification of Rights Issues
1 February 2010
IAS 39
Amendment – Eligible Hedged Items
1 July 2009
IFRIC 14
Prepayments of a Minimum Funding Requirement – amendment
1 January 2011
IFRIC 17
Distributions of Non-cash Assets to Owners
1 July 2009
IFRIC 18
Transfers of Assets from Customers
1 July 2009
IFRIC19
Extinguishing Financial Liabilities with Equity Instruments
1 July 2010
The group has assessed the significance of these new standards, amendments to standards and new interpretations, which will be applicable from 1 July 2009 and later years and concluded that they will have no material financial impact.
IAS 27 and IFRS 3 will have an impact on the financial reporting of new acquisitions and disposals.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Group financials
For the year ended 31 December
Group
– Notes to the financial statements
1
Accounting policies (continued)
1.1 Basis of preparation
The financial statements are prepared according to the historical cost accounting convention, except for the revaluation of certain financial instruments to fair value. The group’s accounting policies as set out below are consistent in all material respects with those applied in the previous year, except for the adoption of the new and revised standards and interpretations mentioned above and the change in accounting policy described in Note 1.2.
AngloGold Ashanti Limited presents its consolidated financial statements in South African rands and US dollars for the benefit of local and international investors. The functional currency of a significant portion of the group’s operations is the South African rand. Other main subsidiaries have functional currencies of US dollars and Australian dollars.
The group financial statements incorporate the financial statements of the company, its subsidiaries and its equity accounted interests in joint ventures and associates.
The financial statements of all material subsidiaries, the Environmental Rehabilitation Trust Fund and joint ventures, are prepared for the same reporting period as the holding company, using the same accounting policies, except for Rand
Refinery Limited which reports on a three-month time lag. Adjustments are made to the subsidiary financial results for material transactions and events in the intervening period.
Subsidiaries are all entities (including special purpose entities) over which the group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-consolidated from the date on which control ceases.
The acquisition of non-controlling interests is reflected as an equity transaction. The entire difference between the cost of the additional interest and the non-controlling entity’s share at the date of acquisition is reflected as a transaction between owners.
Intra-group transactions, balances and unrealised gains and losses on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.
Subsidiaries are accounted for at cost and are adjusted for impairments where appropriate in the company financial statements.
1.2 Changes in accounting policies
In terms of IAS 21 “The Effects of Changes in Foreign Exchange Rates”, the group has previously presented share capital and premium at the closing rate of exchange. During the current year, the group changed its accounting policy to account for share capital and premium using historical rates of exchange. Management’s judgement is that the change in accounting policy will provide more relevant and reliable information when the group is compared to its gold mining peers, as they report their share capital and premium at historical rates of exchange. The effects of the change in accounting policy have been calculated retrospectively and are as follows as at 31 December 2008 and 2007:
Share capital and premium
US Dollar million
2008
2007
Previously at closing balance
3,949
3,285
Restated at historical cost
5,485
3,608
Impact on translation
1,536
323
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Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
1
Accounting policies (continued)
1.2 Changes in accounting policies (continued)
IAS 1 (Revised) requires the presentation of a statement of financial position as at the beginning of the earliest comparative period when a retrospective change in accounting policy is applied. Accordingly a statement of financial position is presented for 31 December 2009, 2008 and 2007.
1.3 Significant accounting judgements and estimates
Use of estimates:
The preparation of the financial statements requires the group’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.
The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results could differ from those estimates.
The more significant areas requiring the use of management estimates and assumptions relate to Ore Reserve that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortisation calculations;
environmental, reclamation and closure obligations; estimates of recoverable gold and other materials in heap leach pads; asset impairments/reversals (including impairments of goodwill), write-downs of inventory to net realisable value;
post-employment, post-retirement and other employee benefit liabilities; the fair value and accounting treatment of financial instruments and deferred taxation.
Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
As a global company, the group is exposed to numerous legal risks. The outcome of currently pending and future proceedings cannot be predicted with certainty. Thus, an adverse decision in a lawsuit could result in additional costs that are not covered, either wholly or partly, under insurance policies and that could significantly influence the business and results of operations.
The judgements that management have applied in the application of accounting policies, and the estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.
Carrying value of goodwill and tangible assets
All mining assets are amortised using the units-of-production method where the mine operating plan calls for production from well-defined Ore Reserve over proved and probable reserves.
For mobile and other equipment, the straight-line method is applied over the estimated useful life of the asset which does not exceed the estimated mine life based on proved and probable Ore Reserve as the useful lives of these assets are considered to be limited to the life of the relevant mine.
The calculation of the units-of-production rate of amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on proved and probable Ore Reserve. This would generally arise when there are significant changes in any of the factors or assumptions used in estimating Ore Reserve.
These factors could include:
•
changes in proved and probable Ore Reserve;
•
the grade of Ore Reserve may vary significantly from time to time;
•
differences between actual commodity prices and commodity price assumptions;
•
unforeseen operational issues at mine sites;
•
changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates;
and
•
changes in Ore Reserve could similarly impact the useful lives of assets depreciated on a straight-line basis, where those lives are limited to the life of the mine.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Group financials
For the year ended 31 December
Group – Notes to the financial statements
1
Accounting policies (continued)
1.3 Significant accounting judgements and estimates (continued)
The recoverable amounts of cash-generating units and individual assets have been determined based on the higher of value in use calculations and fair values less costs to sell. These calculations require the use of estimates and assumptions. It is reasonably possible that the gold price assumption may change which may then impact the estimated life of mine determinant and may then require a material adjustment to the carrying value of goodwill and tangible assets.
The group defers stripping costs incurred during the production stage of its open-pit operations, for those operations, where this is the most appropriate basis for matching the costs against the related economic benefits. This is generally the case where there are fluctuations in stripping costs over the life of the mine.
In the production stage of some open-pit operations, further development of the mine requires a phase of unusually high overburden removal activity that is similar in nature to preproduction mine development. The costs of such unusually high overburden removal activity are deferred and charged against reported profits in subsequent periods on a units-of-
production basis. This accounting treatment is consistent with that for stripping costs incurred during the development phase of a mine, before production commences.
If the group were to expense production stage stripping costs as incurred, this would result in volatility in the year to year results from open-pit operations and excess stripping costs would be expensed at an earlier stage of a mine’s operation.
Deferred stripping costs are included in ‘Mine development costs’, within tangible assets. These form part of the total investment in the relevant cash-generating unit, which is reviewed for impairment if events or a change in circumstances indicate that the carrying value may not be recoverable. Amortisation of deferred stripping costs is included in operating costs, or in the group’s share of the results of its equity accounted units, as appropriate.
The group reviews and tests the carrying value of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. In addition, goodwill is tested on an annual basis for impairment. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows for each group of assets. Expected future cash flows used to determine the value in use of goodwill and tangible assets are inherently uncertain and could materially change over time. They are significantly affected by a number of factors including published reserves, resources, exploration potential and production estimates, together with economic factors such as spot and future gold prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and future capital expenditure.
An individual operating mine is not a typical going-concern business because of the finite life of its reserves. The allocation of goodwill to an individual mine will result in an eventual goodwill impairment due to the wasting nature of the mine reporting unit. In accordance with the provisions of IAS 36, the group performs its annual impairment review of assigned goodwill during the fourth quarter of each year.
The carrying amount of goodwill in the consolidated financial statements at 31 December 2009 was $159m, R1,178m
(2008: $128m, R1,208m). The carrying amount of tangible assets at 31 December 2009 was $5,819m, R43,263m
(2008: $4,345m, R41,081m).
Production start date
The group assesses the stage of each mine construction project to determine when a mine moves into the production stage. The criteria used to assess the start date are determined by the unique nature of each mine construction project and include factors such as the complexity of a plant and its location. The group considers various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moves into the production stage.
Some of the criteria would include but are not limited to the following:
•
the level of capital expenditure compared to the construction cost estimates;
•
completion of a reasonable period of testing of the mine plant and equipment;
•
ability to produce gold in saleable form (within specifications and the de minimis rule); and
•
ability to sustain ongoing production of gold.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
1
Accounting policies (continued)
1.3 Significant accounting judgements and estimates (continued)
Production start date (continued)
When a mine construction project moves into the production stage, the capitalisation of certain mine construction costs ceases and costs are either regarded as inventory or expensed, except for capitalisable costs related to mining asset additions or improvements, underground mine development or Ore Reserve development.
Income taxes
The group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.
The group recognises the net future tax benefit related to deferred income tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred income tax assets requires the group to make significant estimates related to expectations of future taxable income.
Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the group to realise the net deferred tax assets recorded at the reporting date could be impacted.
Additionally, future changes in tax laws in the jurisdictions in which the group operates could limit the ability of the group to obtain tax deductions in future periods.
Carrying values of the group at 31 December 2009:
•
deferred tax asset: $61m, R451m (2008: $50m, R475m);
•
deferred tax liability: $753m, R5,599m (2008: $617m, R5,838m); and
•
taxation liability: $142m, R1,059m (2008: $109m, R1,033m).
Provision for environmental rehabilitation obligations
The group’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The group recognises management’s best estimate for decommissioning and restoration obligations in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates.
Additionally, future changes to environmental laws and regulations, life of mine estimates and discount rates could affect the carrying amount of this provision. Such changes could similarly impact the useful lives of assets depreciated on a straight-line-basis, where those lives are limited to the life of mine.
The carrying amount of the rehabilitation obligations for the group at 31 December 2009 was $418m, R3,109m
(2008: $376m, R3,562m).
Stockpiles, gold in process and ore on leach pad
Costs that are incurred in or benefit the production process are accumulated as stockpiles, gold in process and ore on leach pads. Net realisable value tests are performed at least annually and represent the estimated future sales price of the product, based on prevailing and long-term metals prices, less estimated costs to complete production and bring the product to sale.
Stockpiles and underground gold in process are measured by estimating the number of tonnes added and removed from the stockpile and from underground, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile and underground ore tonnages are verified by periodic surveys.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Group financials
For the year ended 31 December
Group – Notes to the financial statements
1
Accounting policies (continued)
1.3 Significant accounting judgements and estimates (continued)
Stockpiles, gold in process and ore on leach pad (continued)
Estimates of the recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads based on measured tons added to the leach pads, the grade of ore placed on the leach pads based on assay data and a recovery percentage based on metallurgical testing and ore type.
Although the quantities of recoverable metal are reconciled by comparing the grades of ore to the quantities of gold actually recovered (metallurgical balancing), the nature of the process inherently limits the ability to precisely monitor recoverability levels. As a result, the metallurgical balancing process is constantly monitored and engineering estimates are refined based on actual results over time.
Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realisable value are accounted for on a prospective basis.
The carrying amount of inventories (excluding finished goods and mine operating supplies) for the group at 31 December
2009 was $661m, R4,919m (2008: $585m, R5,518m).
Recoverable tax, rebates, levies and duties
In a number of countries, particularly in Africa, AngloGold Ashanti Limited is due refunds of input tax which remain outstanding for periods longer than those provided for in the respective statutes.
In addition, AngloGold Ashanti Limited has unresolved tax disputes in a number of countries, particularly in Tanzania and
Mali. If the outstanding input taxes are not received and the tax disputes are not resolved in a manner favourable to
AngloGold Ashanti Limited, it could have an adverse effect upon the carrying value of these assets.
The carrying value of recoverable tax, rebates, levies and duties for the group at 31 December 2009 was $138m,
R1,025m (2008: $99m, R942m).
Pension plans and post-retirement medical aid obligations
The determination of AngloGold Ashanti Limited’s obligation and expense for pension and provident funds, as well as post-retirement health care liabilities, depends on the selection of certain assumptions used by actuaries to calculate amounts. These assumptions include, among others, the discount rate, the expected long-term rate of return of plan assets, health care inflation costs, rates of increase in compensation costs and the number of employees who reach retirement age before the mine reaches the end of its life. While AngloGold Ashanti Limited believes that these assumptions are appropriate, significant changes in the assumptions may materially affect pension and other post-
retirement obligations as well as future expenses, which may result in an impact on earnings in the periods that the changes in these assumptions occur.
The carrying value of the defined benefit plans (including the net asset position disclosed under non-current assets) at
31 December 2009 was $152m, R1,125m, (2008: $135m, R1,276m).
Ore Reserve estimates
An Ore Reserve estimate is an estimate of the amount of product that can be economically and legally extracted from the group’s properties. In order to calculate Ore Reserve, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.
Estimating the quantity and/or grade of Ore Reserve requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgements and calculations to interpret the data.
The group is required to determine and report Ore Reserve in accordance with the SAMREC code.
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Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
1
Accounting policies (continued)
1.3 Significant accounting judgements and estimates (continued)
Ore Reserve estimates (continued)
Because the economic assumptions used to estimate Ore Reserve change from period to period, and because additional geological data is generated during the course of operations, estimates of Ore Reserve may change from period to period. Changes in reported Ore Reserve may affect the group’s financial results and financial position in a number of ways, including the following:
•
asset carrying values may be affected due to changes in estimated future cash flows;
•
depreciation, depletion and amortisation charged in the income statement may change where such charges are determined by the units-of-production basis, or where the useful economic lives of assets change;
•
overburden removal costs recorded on the statement of financial position or charged in the income statement may change due to changes in stripping ratios or the units-of-production basis of depreciation;
•
decommissioning site restoration and environmental provisions may change where changes in estimated Ore Reserve affect expectations about the timing or cost of these activities; and
•
the carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.
Exploration and evaluation expenditure
The group’s accounting policy for exploration and evaluation expenditure results in certain items of expenditure being capitalised for an area of interest where it is considered likely to be recoverable by future exploitation. This policy requires management to make certain estimates and assumptions as to future events and circumstances, in particular whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised the expenditure, a judgement is made that recovery of the expenditure is unlikely, the relevant capitalised amount will be written off to the income statement.
The carrying value of capitalised exploration assets at 31 December 2009 was $1m, R10m (2008: $0.3m, R3m).
Development expenditure
Development activities commence after project sanctioning by the appropriate level of management. Judgement is applied by management in determining when a project has reached a stage at which economically recoverable reserves exist such that development may be sanctioned. In exercising this judgement, management is required to make certain estimates and assumptions similar to those described above for capitalised exploration and evaluation expenditure. Any such estimates and assumptions may change as new information becomes available. If, after having started the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the income statement.
Share-based payments
The group issues equity-settled share-based payments to certain employees and third parties outside the group. Equity-
settled share-based payments are measured at fair value (excluding the effect of non-market based vesting conditions)
at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed as services are rendered over the vesting period, based on the group’s estimate of the shares that will eventually vest and adjusted for the effect of non-market-based vesting conditions.
Fair value is measured using the Black-Scholes pricing model. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.
The income statement charge for the year was $41m, R337m (2008: $43m, R355m).
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Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Group financials
For the year ended 31 December
Group – Notes to the financial statements
1
Accounting policies (continued)
1.3 Significant accounting judgements and estimates (continued)
Contingencies
By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events.
Litigation and other judicial proceedings as a rule raise difficult and complex legal issues and are subject to uncertainties and complexities including, but not limited to, the facts and circumstances of each particular case, issues regarding the jurisdiction in which each suit is brought and differences in applicable law. Upon resolution of any pending legal matter, the group may be forced to incur charges in excess of the presently established provisions and related insurance coverage. It is possible that the financial position, results of operations or cash flows of the group could be materially affected by the unfavourable outcome of litigation.
1.4 Summary of significant accounting policies
Equity accounted investments
Joint ventures
A joint venture is an entity in which the group holds a long-term interest and which the group and one or more other venturers jointly control under a contractual arrangement, that provides for strategic, financial and operating policy decisions relating to the activities requiring unanimous consent of the parties sharing control. The group’s interests in jointly controlled entities are accounted for using the equity method.
Profits and losses realised in connection with transactions between the group and jointly controlled entities are eliminated in proportion to share ownership. Such profits and losses are deducted from the group’s equity and related balance sheet amount and released in the group accounts when the assets are effectively realised outside the group.
Joint ventures are accounted for at cost and are adjusted for impairments where appropriate in the company financial statements.
Associates
The equity method of accounting is used for an investment over which the group exercises significant influence and normally owns between 20% and 50% of the voting equity. Associates are equity accounted from the effective date of acquisition to the effective date of disposal. If necessary, impairment losses on the equity value are reported under share of profit and loss from investments accounted for using the equity method.
Profits and losses realised in connection with transactions between the group and associated companies are eliminated in proportion to share ownership. Such profits and losses are deducted from the group’s equity and related balance sheet amount and released in the group accounts when the assets are effectively realised outside the group.
As the group only has significant influence, it is unable to obtain reliable information at year-end on a timely basis. The results of associates are equity accounted from their most recent audited annual financial statements or unaudited interim financial statements, all within three months of the year-end of the group. Adjustments are made to the associates’ financial results for material transactions and events in the intervening period.
Associates are accounted for at cost and are adjusted for impairments where appropriate in the company financial statements.
Joint ventures and associates
Any losses of equity accounted investments are brought to account in the consolidated financial statements until the investment in such investments is written down to zero. Thereafter, losses are accounted for only insofar as the group is committed to providing financial support to such investees.
The carrying value of equity accounted investments represent the cost of each investment, including goodwill, balance outstanding on loans advanced if the loan forms part of the net investment in the investee, any impairment losses recognised, the share of post-acquisition retained earnings and losses, and any other movements in reserves. The carrying value of equity accounted investments is reviewed when indicators arise and if any impairment in value has occurred, it is recognised in the period in which the impairment arose.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
1
Accounting policies (continued)
1.4 Summary of significant accounting policies (continued)
Foreign currency translation
Functional currency
Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (the ‘functional currency’).
Transactions and balances
Foreign currency transactions are translated into the functional currency using the approximate exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at the year-end exchange rate of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except for hedging derivative balances that are within the scope of
IAS 39. Translation differences on these balances are reported as part of their fair value gain or loss.
Translation differences on non-monetary items, such as equities classified as available for sale financial assets, are included in other comprehensive income in equity.
Group companies
The results and financial position of all group entities (none of which has the currency of a hyperinflationary economy)
that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•
share capital and premium are translated at historical rates of exchange at the reporting date;
•
retained earnings are converted at historical average exchange rates;
•
assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;
•
income and expenses for each income statement presented are translated at monthly average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rates prevailing at the date of the transaction);
•
all resulting exchange differences are recognised as a separate component of equity (foreign currency translation); and
•
other reserves, other than those translated above, are converted at the closing rate at each reporting date. These resulting exchange differences are recognised in retained earnings.
Exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to other comprehensive income on consolidation. For the company, the exchange differences on such monetary items are reported in the company income statement.
When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.
Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.
Segment reporting
An operating segment is a business activity, whose results are regularly reviewed by the chief operating decision maker in order to make decisions about resources to be allocated to it and assess its performance and for which discrete financial information is available. The chief operating decision maker has been determined to be the Executive Committee.
Tangible assets
Tangible assets are recorded at cost less accumulated amortisation and impairments/reversals. Cost includes pre-
production expenditure incurred during the development of a mine and the present value of related future decommissioning costs.
Interest on borrowings relating to the financing of major capital projects under construction is capitalised during the construction phase as part of the cost of the project. Such borrowing costs are capitalised over the period during which the asset is being acquired or constructed and borrowings have been incurred. Capitalisation ceases when construction is interrupted for an extended period or when the asset is substantially complete. Other borrowing costs are expensed as incurred.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Group financials
For the year ended 31 December
Group – Notes to the financial statements
1
Accounting policies (continued)
1.4 Summary of significant accounting policies (continued)
Tangible assets (continued)
If there is an indication that the recoverable amount of any of the tangible assets is less than the carrying value, the recoverable amount is estimated and an allowance is made for the impairment in value.
Subsequent costs are included in the asset’s carrying amount only when it is probable that future economic benefits associated with the asset will flow to the group, and the cost of the addition can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.
To the extent a legal or constructive obligation to a third party exists, the acquisition cost includes estimated costs of dismantling and removing the asset and restoring the site. A change in estimated expenditures for dismantling, removal and restoration is added to and/or deducted from the carrying value of the related asset. To the extent that the change would result in a negative carrying amount, this effect is recognised as income. The change in depreciation charge is recognised prospectively.
For those assets not amortised on the units-of-production method, amortisation of assets is calculated to allocate the cost of each asset to its residual value over its estimated useful life as follows:
•
buildings up to life of mine;
•
plant and machinery up to life of mine;
•
equipment and motor vehicles up to five years;
•
computer equipment up to three years; and
•
leased assets over the shorter of the period of the lease and the useful life.
Major renovations are depreciated over the remaining useful life of the related asset or to the date of the next major renovation, whichever is sooner.
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting date.
Gains and losses on disposals are determined by comparing net sale proceeds with the carrying amount. These are included in the income statement.
Mine development costs
Capitalised mine development costs include expenditure incurred to develop new orebodies, to define further mineralisation in existing orebodies and, to expand the capacity of a mine. Where funds have been borrowed specifically to finance a project, the amount of interest capitalised represents the actual borrowing costs incurred. Mine development costs include acquired proved and probable Ore Reserve at cost at the acquisition date.
Depreciation, depletion and amortisation of mine development costs are computed by the units-of-production method based on estimated proved and probable Ore Reserve. Proved and probable Ore Reserve reflect estimated quantities of economically recoverable reserves which can be recovered in the future from known mineral deposits. These reserves are amortised from the date on which commercial production begins.
Stripping costs incurred in open-pit operations during the production phase to remove additional waste are charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per tonne. The average stripping ratio is calculated as the number of tonnes of waste material expected to be removed during the life of mine per tonne of ore mined. The average life of mine cost per tonne is calculated as the total expected costs to be incurred to mine the orebody, divided by the number of tonnes expected to be mined. The average life of mine stripping ratio and the average life of mine cost per tonne are recalculated annually in the light of additional knowledge and changes in estimates.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
1
Accounting policies (continued)
1.4 Summary of significant accounting policies (continued)
Mine development costs (continued)
The cost of the excess stripping is capitalised as mine development costs when the actual mining costs exceed the sum of the adjusted tonnes mined, being the actual ore tonnes plus the product of the actual ore tonnes multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per tonne. When the actual mining costs are below the sum of the adjusted tonnes mined, being the actual ore tonnes plus the product of the actual ore tonne multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per tonnes, previously capitalised costs are expensed to increase the cost up to the average.
The cost of stripping in any period will be reflective of the average stripping rates for the orebody as a whole. Changes in the life of mine stripping ratio are accounted for prospectively as a change in estimate.
Mine infrastructure
Mine plant facilities, including decommissioning assets, are amortised using the lesser of their useful life or units-of-
production method based on estimated proved and probable Ore Reserve. Other tangible assets comprising vehicles and computer equipment, are depreciated by the straight-line method over their estimated useful lives.
Land and assets under construction
Land and assets under construction are not depreciated and are measured at historical cost less impairments.
Mineral rights and dumps
Mineral rights are amortised using the units-of-production method based on estimated proved and probable Ore
Reserve. Dumps are amortised over the period of treatment.
Exploration and evaluation assets
All exploration costs are expensed until the directors conclude that a future economic benefit will more likely than not be realised. In evaluating if expenditures meet this criterion to be capitalised, the directors use several different sources of information depending on the level of exploration. While the criterion for concluding that expenditure should be capitalised is always probable, the information that the directors use to make that determination depends on the level of exploration.
•
Costs on greenfields sites, being those where the group does not have any mineral deposits which are already being mined or developed, are expensed as incurred until the directors are able to demonstrate that future economic benefits are probable, which generally will be the establishment of proved and probable reserves at this location.
•
Costs on brownfields sites, being those adjacent to mineral deposits which are already being mined or developed, are expensed as incurred until the directors are able to demonstrate that future economic benefits are probable, which generally will be the establishment of increased proved and probable reserves after which the expenditure is capitalised as a mine development cost.
•
Costs relating to extensions of mineral deposits, which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, is capitalised as a mine development cost.
Costs relating to property acquisitions are capitalised within development costs.
Intangible assets
Acquisition and goodwill arising thereon
Where an investment in a subsidiary, joint venture or an associate is made, any excess of the purchase price over the fair value of the attributable Mineral Resource including value beyond proved and probable, exploration properties and net assets is recognised as goodwill. Goodwill in respect of subsidiaries is disclosed as goodwill. Goodwill relating to equity accounted joint ventures and associates is included within the carrying value of the investment and tested for impairment when indicators exist.
Goodwill relating to subsidiaries is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.
Goodwill is allocated to cash-generating units for the purpose of impairment testing.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Group financials
For the year ended 31 December
Group – Notes to the financial statements
1
Accounting policies (continued)
1.4 Summary of significant accounting policies (continued)
Royalty rate concession
Royalty rate concession with the government of Ghana was capitalised at fair value at agreement date. Fair value represents a present value of future royalty rate concessions over 15 years. The royalty rate concession has been assessed to have a finite life and is amortised on a straight-line method over a period of 15 years, the period over which the concession runs. The related amortisation expense is charged through the income statement. This intangible asset is also tested for impairment when there is an indicator of impairment.
Impairment of assets
Intangible assets that have an indefinite useful life and separately recognised goodwill are not subject to amortisation and are tested annually for impairment and whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable.
An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount.
The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows
(cash-generating units).
Impairment calculation assumptions include life of mine plans based on prospective reserves and resources, management’s estimate of the future gold price, based on current market price trends, foreign exchange rates, and a pre-tax discount rate adjusted for country and project risk. It is therefore reasonably possible that changes could occur which may affect the recoverability of tangible and intangible assets.
Leased assets
Assets subject to finance leases are capitalised at the lower of fair value or present value of minimum lease payments measured at inception of the lease with the related lease obligation recognised at the same amount. Capitalised leased assets are depreciated over the shorter of their estimated useful lives and the lease term. Finance lease payments are allocated using the rate implicit in the lease, which is included in finance costs, and the capital repayment, which reduces the liability to the lessor.
Operating lease rentals are charged against operating profits in a systematic manner related to the period the assets concerned will be used.
Non-current assets held for sale
Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as having been met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.
Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.
Exploration and research expenditure
Pre-licence costs are recognised in profit or loss as incurred. Exploration and research expenditure is expensed in the year in which it is incurred. These expenses include: geological and geographical costs, labour, Mineral Resource and exploratory drilling costs.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
1
Accounting policies (continued)
1.4 Summary of significant accounting policies (continued)
Inventories
Inventories are valued at the lower of cost and net realisable value after appropriate allowances for redundant and slow moving items. Cost is determined on the following bases:
•
gold in process is valued at the average total production cost at the relevant stage of production;
•
gold doré/bullion is valued on an average total production cost method;
•
ore stockpiles are valued at the average moving cost of mining and stockpiling the ore. Stockpiles are classified as a non-current asset where the stockpile exceeds current processing capacity;
•
by-products, which include uranium oxide and sulphuric acid are valued on an average total production cost method.
By-products are classified as a non-current asset where the by-products on hand exceed current processing capacity;
•
mine operating supplies are valued at average cost; and
•
heap leach pad materials are measured on an average total production cost basis. The cost of materials on the leach pad from which gold is expected to be recovered in a period longer than 12 months is classified as a non-current asset.
A portion of the related depreciation, depletion and amortisation charge is included in the cost of inventory.
Provisions
Provisions are recognised when the group has a present obligation, whether legal or constructive, because of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where some or all of the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognised only when the reimbursement is virtually certain. The amount to be reimbursed is recognised as a separate asset. Where the group has a joint and several liability with one or more other parties, no provision is recognised to the extent that those other parties are expected to settle part or all of the obligation.
Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the obligation at the reporting date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability.
Litigation and administrative proceedings are evaluated on a case-by-case basis considering the information available, including that of legal counsel, to assess potential outcomes. Where it is considered probable that an obligation will result in an outflow of resources, a provision is recorded for the present value of the expected cash outflows if these are reasonably measurable. These provisions cover the estimated payments to plaintiffs, court fees and the cost of potential settlements.
AngloGold Ashanti Limited does not recognise a contingent liability on its statement of financial position except in a business combination. A contingent liability is disclosed when the possibility of an outflow of resources embodying economic benefits is not remote.
Borrowed commodities
When commodities are borrowed to meet contractual commitments, the fair value at inception is charged to the income statement as cost of sales, and it is reflected as a liability on the statement of financial position. The liability is subsequently measured at fair value with changes in fair value recorded through the income statement until settlement occurs.
Employee benefits
Pension obligations
Group companies operate various pension schemes. The schemes are funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. The group has both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Group financials
For the year ended 31 December
Group – Notes to the financial statements
1
Accounting policies (continued)
1.4 Summary of significant accounting policies (continued)
Employee benefits (continued)
A defined contribution plan is a pension scheme under which the group pays fixed contributions into a separate entity.
The group has no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in current and prior periods. The contributions are recognised as employee benefit expenses when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future contribution payments is available.
The asset/liability recognised in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the reporting date less the fair value of plan assets, together with adjustments for past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The value of any defined benefit asset recognised is restricted to the sum of any past service cost and actuarial gains and losses not yet recognised and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.
Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are immediately recorded in other comprehensive income.
Other post-employment benefit obligations
Some group companies provide post-retirement health care benefits to their retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology on the same basis as that used for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recorded in other comprehensive income immediately. These obligations are valued annually by independent qualified actuaries.
Termination benefits
Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy based on the number of employees expected to accept the offer. Benefits falling due more than
12 months after reporting date are discounted to present value.
Profit-sharing and bonus plans
The group recognises a liability and an expense for bonuses and profit-sharing, based on a formula that takes into consideration the profit attributable to the group’s shareholders after certain adjustments. The group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.
Share-based payments
The group’s management awards certain employees bonuses in the form of equity settled share-based payments on a discretionary basis.
The fair value of the equity instruments granted is calculated at measurement date, for transactions with employees this is at grant date. For transactions with employees, fair value is based on market prices of the equity instruments granted, if available, taking into account the terms and conditions upon which those equity instruments were granted. If market prices of the equity instruments granted are not available, the fair value of the equity instruments granted is estimated using an appropriate valuation model. Vesting conditions, other than market conditions, are not taken into account when estimating the fair value of shares or share options at measurement date.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
1
Accounting policies (continued)
1.4 Summary of significant accounting policies (continued)
Share-based payments (continued)
Over the vesting period, the fair value at measurement date is recognised as an employee benefit expense with a corresponding increase in other capital reserves based on the group’s estimate of the number of instruments that will eventually vest. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period. Vesting assumptions for non-market conditions are reviewed at each reporting date to ensure they reflect current expectations.
When options are exercised or share awards vest, the proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium.
Where the terms of an equity settled award are modified, as a minimum, an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of the modification.
In the company financial statements, share-based payment arrangements with employees of other group entities are recognised by charging that entity its share of the expense and a corresponding increase in other capital reserves.
Environmental expenditure
The group has long-term remediation obligations comprising decommissioning and restoration liabilities relating to its past operations which are based on the group’s environmental management plans, in compliance with current environmental and regulatory requirements. Provisions for non-recurring remediation costs are made when there is a present obligation, it is probable that expenditure on remediation work will be required and the cost can be estimated within a reasonable range of possible outcomes. The costs are based on currently available facts, technology expected to be available at the time of the clean up, laws and regulations presently or virtually certain to be enacted and prior experience in remediation of contaminated sites.
Annual contributions for the South African operations are made to Environmental Rehabilitation Trust Funds, created in accordance with local statutory requirements where applicable, to fund the estimated cost of rehabilitation during and at the end of the life of a mine. The amounts contributed to the trust funds are accounted for as non-current assets in the company. Interest earned on monies paid to rehabilitation trust funds is accrued on a time proportion basis and is recorded as interest income. For group purposes the trusts are consolidated.
Decommissioning costs
The provision for decommissioning represents the cost that will arise from rectifying damage caused before production commenced. Accordingly a provision is recognised and a decommissioning asset is recognised and included within mine infrastructure.
Decommissioning costs are provided at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The unwinding of the decommissioning obligation is included in the income statement. Estimated future costs of decommissioning obligations are reviewed regularly and adjusted as appropriate for new circumstances or changes in law or technology. Changes in estimates are capitalised or reversed against the relevant asset. Estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.
Gains or losses from the expected disposal of assets are not taken into account when determining the provision.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Group financials
For the year ended 31 December
Group – Notes to the financial statements
1
Accounting policies (continued)
1.4 Summary of significant accounting policies (continued)
Restoration costs
The provision for restoration represents the cost of restoring site damage after the start of production. Increases in the provision are charged to the income statement as a cost of production.
Restoration costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money and risks specific to the liability.
Revenue recognition
Revenue is recognised at the fair value of the consideration received or receivable to the extent that it is probable that economic benefits will flow to the group and revenue can be reliably measured. The following criteria must also be present:
•
the sale of mining products is recognised when the significant risks and rewards of ownership of the products are transferred to the buyer;
•
dividends are recognised when the right to receive payment is established;
•
interest is recognised on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the group; and
•
where a by-product is not regarded as significant, revenue is credited against cost of sales, when the significant risks and rewards of ownership of the products are transferred to the buyer.
Taxation
Deferred taxation is provided on all qualifying temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.
Deferred tax assets are only recognised to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary difference can be utilised.
The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient future taxable profit will be available to allow all or part of the deferred tax asset to be utilised.
Deferred tax assets and liabilities are measured at future anticipated tax rates, which have been enacted or substantively enacted at the reporting date.
Current and deferred tax is recognised as income or expense and included in profit or loss for the period, except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different period directly in components of equity, or a business combination that is an acquisition.
Current tax is measured on taxable income at the applicable statutory rate enacted or substantively enacted at the reporting date.
Special items
Items of income and expense that are material and require separate disclosure, in accordance with IAS 1.97, are classified as special items on the face of the income statement. Special items that relate to the underlying performance of the business are classified as operating special items and include impairment charges and reversals. Special items that do not relate to underlying business performance are classified as non-operating special items and are presented below operating loss on the income statement.
Dividend distribution
Dividend distribution to the group’s shareholders is recognised as a liability in the group’s financial statements in the period in which the dividends are declared by the board of directors of AngloGold Ashanti Limited.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
1
Accounting policies (continued)
1.4 Summary of significant accounting policies (continued)
Financial instruments
Financial instruments are initially measured at fair value when the group becomes a party to their contractual arrangements. Transaction costs are included in the initial measurement of financial instruments, except financial instruments classified as at fair value through profit and loss. The subsequent measurement of financial instruments is dealt with below.
A financial asset is derecognised when the right to receive cash flows from the asset has expired or the group has transferred its rights to receive cash and either (a) has transferred substantially all the risks and rewards of the asset, or
(b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.
A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires.
On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in profit or loss.
On derecognition of a financial liability, the difference between the carrying amount of the liability extinguished or transferred to another party and the amount paid is included in profit or loss.
Regular way purchases and sales of all financial assets and liabilities are accounted for at settlement date.
Derivatives
The group enters into derivatives to ensure a degree of price certainty and to guarantee a minimum revenue on a portion of future planned gold production. In addition, the group enters into derivatives to manage interest rate and currency risk.
The method of recognising fair value gains and losses depends on whether derivatives are classified as held for trading or are designated as hedging instruments, and if the latter, the nature of the risks being hedged. The group designates derivatives as either, hedges of the variability in highly probable future cash flows attributable to a recognised asset or liability, or a forecast transaction (cash flow hedges), or hedges of the fair value of recognised asset or liability or a firm commitment (fair value hedges).
For cash flow hedges, the effective portions of fair value gains or losses are recognised in other comprehensive income until the hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting or when the hedge transactions affect earnings. Any cumulative gain or loss existing in equity at that time remains in equity until the forecast transaction is recognised in the income statement. If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or liability, the associated cumulative gains and losses that were recognised directly in other comprehensive income are reclassified into earnings in the same periods during which the asset acquired or the liability assumed affects earnings for the period.
When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to the income statement. The ineffective portion of fair value gains and losses is reported in earnings in the period to which they relate. For fair value hedges, the gain or loss from changes in fair value of the hedged item is reported in earnings, together with the offsetting gains and losses from changes in fair value of the hedging instrument.
All other derivatives are classified as held for trading and are subsequently measured at their estimated fair value, with the changes in estimated fair value in the statement of financial position as either a derivative asset or derivative liability, including translation differences, at each reporting date being reported in earnings in the period to which it relates. Fair value gains and losses on these derivatives are included in gross profit in the income statement.
Commodity based (normal purchase or normal sale) derivative contracts that meet the requirements of IAS 39 are recognised in earnings when they are settled by physical delivery.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Group financials
For the year ended 31 December
Group – Notes to the financial statements
1
Accounting policies (continued)
1.4 Summary of significant accounting policies (continued)
Hedge accounting
Hedge accounting is applied to derivatives designated as hedging instruments in a cash flow hedge provided certain criteria in IAS 39 are met. At the inception of a hedging relationship, the relationship between the hedging instruments and the hedged items, its risk management objective and its strategy for undertaking the hedge, is documented. A documented assessment, both at hedge inception and on an ongoing basis, of whether or not the hedging instruments, primarily derivatives, that are used in hedging transactions are highly effective in offsetting the changes attributable to the hedged risks in the cash flows of the hedged items, is also prepared.
Hedge ineffectiveness is recognised in the income statement in “Loss on non-hedge derivatives and other commodity contracts”.
The estimated fair values of derivatives are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.
Unearned premiums
Call option premiums received are recorded as trade and other payables until the option matures at which time the premium is recorded in revenue. This only applies to normal sale exempt designated deliverable call options.
Other investments
Listed equity investments and unlisted equity investments, other than investments in subsidiaries, joint ventures, and associates, are classified as available for sale financial assets and subsequently measured at fair value. Listed investments’ fair values are calculated by reference to the quoted selling price at the close of business on the reporting date. Fair values for unlisted equity investments are estimated using methods reflecting the economic circumstances of the investee. Equity investments for which fair value cannot be measured reliably are recognised at cost less impairment.
Changes in fair value are recognised in other comprehensive income in the period in which they arise. These amounts are removed from equity and reported in income when the asset is derecognised or when there are evidence that the asset is impaired.
Investments which management has the intention and ability to hold to maturity are classified as held to maturity financial assets and are subsequently measured at amortised cost using the effective interest rate method. If there is evidence that held to maturity financial assets are impaired, the carrying amount of the assets are reduced and the loss recognised in the income statement.
Investments in subsidiaries, joint ventures, associates and the rehabilitation trusts are carried at cost less any accumulated impairments in the company’s separate financial statements.
Other non-current assets
•
Loans and receivables are subsequently measured at amortised cost using the effective interest rate method. If there is evidence that loans and receivables are impaired, the carrying amount of the assets are reduced and the loss recognised in the income statement.
•
Post-retirement assets are measured according to the employee benefits policy.
Trade and other receivables
Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less accumulated impairment. Impairment of trade and other receivables is established when there is objective evidence as a result of a loss event that the group will not be able to collect all amounts due according to the original terms of the receivables. Objective evidence includes failure by the counterparty to perform in terms of contractual arrangements and agreed terms. The amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate.
The impairment is recognised in the income statement.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
1
Accounting policies (continued)
1.4 Summary of significant accounting policies (continued)
Cash and cash equivalents
Cash and cash equivalents are defined as cash on hand, demand deposits and short-term, highly liquid investments which are readily convertible to known amounts of cash and subject to insignificant risk of changes in value. They are measured at cost which is deemed to be fair value as they have a short-term maturity.
Cash restricted for use
Cash which is subject to legal or contractual restrictions on use is classified separately as cash restricted for use.
Financial liabilities
Financial liabilities, other than derivatives, are subsequently measured at amortised cost, using the effective interest rate method.
Financial guarantee contracts are accounted for as financial instruments and measured initially at estimated fair value.
They are subsequently measured at the higher of the amount determined in accordance with IAS 37 “Provisions, contingent liabilities and contingent assets”, and the amount initially recognised less (when appropriate) cumulative amortisation recognised in accordance with IAS 18 “Revenue”.
Foreign currency convertible bonds
Foreign currency convertible bonds issued are accounted for entirely as liabilities. The option component is treated as a derivative liability and carried at fair value with changes in fair value recorded in the income statement. The bond component is carried at amortised cost using the effective interest rate method.
Treasury shares
Own equity instruments which are reacquired or held by subsidiary companies (treasury shares) are deducted from equity. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the group’s own equity instruments.
Accounting for BEE transactions
Where equity instruments are issued to a BEE party at less than fair value, these are accounted for as share-based payments.
Any difference between the fair value of the equity instrument issued and the consideration received is accounted for as an expense in the income statement.
A restriction on the BEE party to transfer the equity instrument subsequent to its vesting is not treated as a vesting condition, but is factored into the fair value determination of the instrument.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Group financials
For the year ended 31 December
Group – Notes to the financial statements
2
Segmental information
AngloGold Ashanti Limited has implemented IFRS 8 “Operating Segments” with effect from 1 January 2009 and this has resulted in a change to the segmental information reported by AngloGold Ashanti Limited. Comparative information has been restated. AngloGold Ashanti Limited’s operating segments are being reported based on the financial information provided to the chief executive officer and the executive management team, collectively identified as the chief operating decision maker.
Individual members of the executive management team are responsible for geographic regions of the business.
Group analysis by origin is as follows:
Net operating
Total
Capital
assets
assets
expenditure
Restated
Restated
Restated
Figures in million
2009
2008
2009
2008
2009
2008
US Dollars
Southern Africa
(1)
1,880
1,506
2,713
2,141
405
349
Continental Africa
(2) (3)
3,155
1,950
3,838
2,581
178
250
Australasia
(4)
342
312
604
1,368
177
439
North America
603
490
723
573
87
27
South America
(4)
871
791
1,247
1,098
171
127
Other, including non-gold
producing subsidiaries
(1)
98
51
739
388
9
9
6,949
5,100
9,864
8,149
1,027
1,201
Equity accounted investments
included above
(567)
(201)
(77)
(89)
(8)
(7)
6,382
4,899
9,787
8,060
1,019
1,194
SA Rands
Southern Africa
(1)
13,979
14,241
20,169
20,241
3,392
2,877
Continental Africa
(2) (3)
23,455
18,433
28,539
24,405
1,490
2,059
Australasia
(4)
2,542
2,948
4,494
12,936
1,599
3,618
North America
4,484
4,636
5,373
5,422
727
221
South America
(4)
6,474
7,479
9,269
10,386
1,430
1,044
Other, including non-gold
producing subsidiaries
(1)
730
482
5,493
3,661
88
86
51,664
48,219
73,337
77,051
8,726
9,905
Equity accounted investments
included above
(4,214)
(1,903)
(567)
(849)
(70)
(59)
47,450
46,316
72,770
76,202
8,656
9,846
(1)
Assets held for sale in respect of Tau Lekoa $71m, R529m are included in the Southern Africa region. Properties held for sale by Rand Refinery of $1m, R10m (2008: $1m, R10m) and exploration interests held for sale in Amikan Holding of $15m,
R111m are included in the “Other” segment (note 25).
(2)
Includes equity accounted joint ventures.
(3)
Includes the acquisition during 2009 of an effective 45% interest in the Kibali gold project in the Democratic Republic of the
Congo (equity accounted investment).
(4)
Includes allocated goodwill of $136m, R1,013m (2008: $105m, R998m) for Australasia and $23m, R165m (2008: $23m,
R210m) for South America (note 17).
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
2
Segmental information (continued)
Gold production
(oz ’000)
(kg)
Restated
Restated
2009
2008
2009
2008
Southern Africa 1,862 2,167 57,922 67,409
Continental Africa 1,520 1,562 47,278 48,588
Australasia 401 433 12,477 13,477
North America 218 258 6,768 8,016
South America 598 562 18,604 17,468
4,599 4,982 143,049 154,958
Gold income
Figures in million
2009
2008
2009
2008
US Dollars
SA Rands
Geographical analysis of gold income by origin is as
follows:
Southern Africa 1,723 1,505 14,114 12,395
Continental Africa 1,377 1,334 11,234 10,902
Australasia 221 280 1,819 2,338
North America 171 240 1,376 1,984
South America 634 446 5,176 3,723
4,126 3,805 33,719 31,342
Equity accounted investments included above (358) (186) (2,974) (1,568)
(note 3) 3,768 3,619 30,745 29,774
Geographical analysis of gold income by destination
is as follows:
South Africa 1,815 1,370 14,832 11,285
North America 719 1,057 5,878 8,706
Australia 84 7 690 60
Asia 373 255 3,047 2,099
Europe 447 307 3,652 2,532
United Kingdom 688 809 5,620 6,660
4,126 3,805 33,719 31,342
Equity accounted investments included above (358) (186) (2,974) (1,568)
(note 3) 3,768 3,619 30,745 29,774
Gross (loss) profit
Figures in million
2009
2008
2009
2008
US Dollars
SA Rands
Southern Africa (251) 390 (1,735) 2,144
Continental Africa (120) (50) (1,019) (2,778)
Australasia (168) 8 (1,325) 318
North America (50) 118 (410) 520
South America 139 81 1,145 375
Other 28 16 244 135
(422) 563 (3,100) 714
Equity accounted investments included above (156) 31 (1,309) 225
(578) 594 (4,409) 939
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Group financials
For the year ended 31 December
Group
– Notes to the financial statements
2008
2009
Figures in million
2009
2008
SA Rands
US Dollars
3
Revenue
Revenue consists of the following principal categories:
29,774 30,745 Gold income (note 2) 3,768 3,619
480 772 By-products (note 4) 94 58
Interest received (note 33)
18 112 – loans and receivables
(1)
14 2
67 50 – available for sale and held to maturity investments 6 8
451 282 – cash and cash equivalents 34 56
30,790 31,961 3,916 3,743
(1)
Interest received from loans and receivables
comprises:
4 – – related parties – –
14 112 – other loans 14 2
18 112 14 2
4
Cost of sales
17,151 18,844 Cash operating costs
(1)
2,277 2,081
(480) (772) By-products (note 3) (94) (58)
16,671 18,072 2,183 2,023
634 699 Royalties 84 78
100 134 Other cash costs 16 12
17,405 18,905 Total cash costs 2,283 2,113
72 110 Retrenchment costs (note 10) 14 9
218 182 Rehabilitation and other non-cash costs 22 28
17,695 19,197 Production costs 2,319 2,150
4,620 4,615 Amortisation of tangible assets (notes 9, 16 and 33) 555 560
21 18 Amortisation of intangible assets (notes 17 and 33) 2 2
22,336 23,830 Total production costs 2,876 2,712
222 (610) Inventory change (63) 16
22,558 23,220 2,813 2,728
(1)
Cash operating costs comprises:
5,902 6,747 – salaries and wages 815 718
4,736 5,316 – stores and other consumables 638 574
3,684 3,019 – fuel, power and water 363 448
2,516 2,971 – contractors 358 305
313 791 – services and other charges 103 36
17,151 18,844 2,277 2,081
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
2008
2009
Figures in million
2009
2008
SA Rands
US Dollars
5
Other operating expenses
(8) 44 Pension and medical defined benefit provisions 5 2
Claims filed by former employees in respect of loss of
employment, work-related accident injuries and
diseases, governmental fiscal claims and costs of old
37 31 tailings operations 3 4
– 5 Miscellaneous – –
29 80 8 6
6
Operating special items
(198) 219 Indirect tax expenses (reimbursement)
(1)
29 (22)
Net (reversals) impairments of tangible assets (notes 14,
14,792 (5,115) 16 and 25) (683) 1,493
Net profit on disposal and abandonment of land, mineral
rights, tangible assets and exploration properties
(381) (420) (note 14)
(2)
(49) (52)
– 95 Loss on consignment stock 12 –
– 66 Impairment of Pamodzi Gold debtor 7 –
– (54) Insurance claim recovery (7) –
1,080 – Impairment of goodwill (notes 14 and 17) – 109
76 – ESOP costs resulting from rights offer (note 11) – 9
42 – Impairment of investments (notes 14 and 19)
(3)
– 6
Siguiri royalty payment calculation dispute with the
26 – Guinean Administration – 3
10 – Contractor termination costs at Iduapriem – 1
Profit on disposal of investment in Nufcor International
(14) – Limited (note 14)
(4)
– (2)
Nufcor Uranium Trust contributions by other members
(19) – (note 14) – (3)
(35) – Recovery of exploration costs – (4)
15,379 (5,209) (691) 1,538
(1)
Indirect tax expenses (reimbursement) include the following:
•   provision for non-recovery of $25m, R183m VAT and fuel duties in Tanzania during 2009. Reversal of provision of $15m, R135m during 2008 following a re-assessment by the Tanzanian Revenue Authority of VAT claimed on the difference between fuel invoiced at the contract rate against the prevailing market rate;
•   reversal of provision of $6m, R56m during 2008 following an agreement with the Guinea Revenue Authority on withholding tax;
and
•   net provision for non-recovery of other indirect tax of $4m, R36m during 2009 (2008: reversal $1m, R7m).
(2)
The net profit on disposal and abandonment of land, mineral rights, tangible assets and exploration properties includes amongst others the following:
•   on 26 June 2009 AngloGold Ashanti Limited concluded the sale of its indirect 33.3% joint venture interest in the Boddington
Gold Mine in Western Australia to Newmont Mining Corporation resulting in a profit on disposal of $62m, R523m;
•   in February 2008, certain North American royalty and production related payment interests of the EI Chante and Marigold projects were sold to Royal Gold resulting in a profit of $14m, R110m;
•   on 16 May 2008, AngloGold Ashanti Limited announced that it had completed the transaction with B2Gold Corporation in which B2Gold Corporation acquired from AngloGold Ashanti Limited, additional interests in certain mineral properties in
Colombia. In exchange, B2Gold Corporation issued to AngloGold Ashanti Limited, 25m common shares and 21.4m common share purchase warrants in B2Gold Corporation for a profit of $33m, R225m;
•   profit from recognition of deferred proceeds during 2008 of $8m, R61m relating to the disposal of the La Rescatada Project situated in South America to Aruntani SAC; and
•   loss on disposal and abandonment of land, mineral rights, tangible assets and exploration properties amounted to $13m,
R102m (2008: $3m, R15m).
(3)
Impairment of Red 5 Limited shares of $4m, R29m and Dynasty Gold Corporation shares of $2m, R13m during 2008.
(4)
On 27 June 2008, AngloGold Ashanti Limited sold its 50% interest in Nufcor International Limited, a London-based uranium marketing, trading and advisory business to Constellation Energy Commodities Group for net proceeds of $48m, R382m and realised a profit of $2m, R14m.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Group financials
For the year ended 31 December
Group – Notes to the financial statements
2008
2009
Figures in million
2009
2008
SA Rands
US Dollars
7
Finance costs and unwinding of
obligations
417 332 Finance costs on convertible bonds
(1)
41 51
141 – Finance costs on corporate bond
(1)
– 18
403 719 Finance costs on bank loans and overdrafts
(1)
85 49
10 44 Discounting of long-term trade and other receivables 6 1
27 28 Finance lease charges 3 3
32 38 Other 5 4
1,030 1,161 140 126
(263) (135) Amounts capitalised (note 16) (15) (32)
767 1,026 125 94
79 59 Unwinding of decommissioning obligation (note 28) 7 10
79 60 Unwinding of restoration obligation (note 28) 7 10
1 1 Unwinding of other provisions (note 28) – –
926 1,146 (note 33) 139 114
(1)
Finance costs have been determined using the
effective interest rate method.
8
Share of equity accounted
investments’ profit (loss)
1,677 3,095 Revenue 372 199
(2,025) (1,887) Operating expenses (229) (244)
(348) 1,208 Gross profit (loss) 143 (45)
30 (12) Operating special items (note 14)
(1)
(1) 3
(26) (7) Finance costs (1) (3)
(344) 1,189 Profit (loss) before taxation 141 (45)
(444) (403) Taxation (47) (54)
(788) 786 Profit (loss) after taxation 94 (99)
(389) (76) Impairment (note 14)
(2)
(10) (39)
– 75 Reversal of impairment (note 14)
(3)
10 –
(1,177) 785 (note 33) 94 (138)
(1)
Operating special items include profit on disposal of assets of $0.2m, R2m, and impairments of assets of $0.2m, R1m.
(2)
In 2009, Amikan Holding Limited, AS APK Limited and Margaret Water Company investments were impaired. Impairments of
$10m, R76m were recorded. No deferred tax was raised.
In 2008, the Trans-Siberian Gold plc, Morila Limited, Amikan Holding Limited, AS APK Limited and the Margaret Water Company
investments were impaired. The impairment tests considered the investment’s fair value and anticipated future cash flows.
Impairments of $44m, R440m were recorded. Deferred taxation on impairments amounted to $5m, R51m.
(3)
In 2009, the Trans-Siberian Gold plc impairment of $10m, R75m was reversed due to the increase in the listed share price.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
2008
2009
Figures in million
2009
2008
SA Rands
US Dollars
9
Loss before taxation
Loss before taxation is arrived at after taking account of:
Auditors’ remuneration
49 61 – audit fees 7 6
(1) (3) – over provision prior year – –
13 8 – other assurance services 1 1
61 66 8 7
Amortisation of tangible assets
4,591 4,589 – owned assets 552 556
29 26 – leased assets 3 4
4,620 4,615 (notes 4, 16 and 33) 555 560
66 91 Grants for educational and community development 11 8
243 280 Operating lease charges 33 30
10 Employee benefits
Employee benefits including executive directors’ salaries
6,823 7,871 and other benefits 937 826
Health care and medical scheme costs
438 492 – current medical expenses 59 53
94 79 – defined benefit post-retirement medical expenses 10 12
Pension and provident plan costs
403 447 – defined contribution 53 49
(24) 25 – defined benefit pension plan 3 (3)
72 110 Retrenchment costs (note 4) 14 9
329 337 Share-based payment expense (note 11) 41 40
Included in cost of sales, other operating expenses,
operating special items and corporate administration
8,135 9,361 and other expenses 1,117 986
Actuarial defined benefit plan expense analysis
Defined benefit post-retirement medical
6 4 – current service cost 1 1
91 77 – interest cost 9 11
(3) (2) – expected return on plan assets – –
94 79 10 12
Defined benefit pension plan
49 51 – current service cost 6 6
144 141 – interest cost 17 17
(217) (167) – expected return on plan assets (20) (26)
(24) 25 3 (3)
Actual return on plan assets
(62) 265 – defined benefit pension and medical plans 32 (8)
Refer to the Remuneration report for details of directors’
emoluments.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Group financials
For the year ended 31 December
Group
– Notes to the financial statements
2008
2009
Figures in million
2009
2008
SA Rands
US Dollars
11 Share-based payments
Share incentive schemes
No new equity settled share incentive schemes were
approved by the shareholders of AngloGold Ashanti
Limited during the current financial year. New awards
were made under the existing BSP and LTIP plans.
ESOP awards that were surrendered by participants
during the year were allocated to employees who did not
receive their full allocation in 2008. On 28 April 2009 a
cash settled share incentive scheme was implemented
in Ghana (Ghana ESOP). The total cost relating to share
incentive schemes was $41m, R337m (2008: $43m,
R355m) and is made up as follows:
59
49
Employee Share Ownership Plan (ESOP) – Free shares
6
7
Employee Share Ownership Plan (ESOP) – E ordinary
57
48
shares to employees
6
7
Employee Share Ownership Plan (ESOP) – Rights offer
50
–
to employees
–
6
Ghana Employee Ownership Plan (Ghana ESOP) –
–
16
Share appreciation rights
2
–
117
174
Bonus Share Plan (BSP)
21
14
46
53
Long-Term Incentive Plan (LTIP)
6
6
329
340
Total employee compensation cost
41
40
Employee compensation cost related to equity
–
(3)
accounted joint ventures
–
–
Total employee compensation cost excluding equity
329
337
accounted joint ventures (note 10)
41
40
26
–
Rights offer to Izingwe Holdings (Pty) Limited (Izingwe)
–
3
355
337
Total share incentive scheme cost
41
43
Included in:
176
236
– cost of sales
29
21
103
101
– corporate administration and other expenses
12
13
76
–
– operating special items (note 6)
–
9
355
337
41
43
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
11 Share-based payments (continued)
Equity-Settled Share Incentive Schemes
Employee Share Ownership Plan (ESOP)
On 12 December 2006, AngloGold Ashanti Limited announced the finalisation of the Bokamoso Employee Share Ownership
Plan (Bokamoso ESOP) with the National Union of Mineworkers, Solidarity and United Association of South Africa. The
Bokamoso ESOP creates an opportunity for AngloGold Ashanti Limited and the unions to ensure a closer alignment of the interest between South African-based employees and the company, and the seeking of shared growth solutions to build partnerships in areas of shared interest. Participation is restricted to those employees not eligible for participation in any other
South African Share Incentive Plan.
The company also undertook an empowerment transaction with a Black Economic Empowerment investment vehicle, Izingwe in 2006.
In order to facilitate this transaction the company established a trust to acquire and administer the ESOP shares. AngloGold
Ashanti Limited allotted and issued free ordinary shares to the trust and also created, allotted and issued E ordinary shares to the trust for the benefit of employees. The company also created, allotted and issued E ordinary shares to Izingwe. The key terms of the E ordinary shares are:
•   AngloGold Ashanti Limited will have the right to cancel the E ordinary shares, or a portion of them, in accordance with the
ESOP and Izingwe cancellation formulae, respectively;
•   the E ordinary shares will not be listed;
•   the E ordinary shares which are not cancelled will be converted into ordinary shares; and
•   the E ordinary shares will each be entitled to receive a dividend equal to one-half of the dividend per ordinary share declared by the company from time to time and a further one half is included in the strike price calculation.
The award of free ordinary shares to employees
The fair value of each free share awarded on 1 November each year was as follows:
Award date
2006
2007
2008
Calculated fair value R320.00 R305.99 R188.48
The fair value is equal to the market value at the date-of-grant. Dividends declared and paid to the trust will accrue and be paid to ESOP members, pro rata to the number of shares allocated to them. An equal number of shares vests from 2009 and each subsequent year up to the expiry date of 1 November 2013.
Accordingly, for the awards issued, the following information is available:
Weighted
Weighted
Number
average
Number
average
of
exercise
of
exercise
shares
price
Figures in million
shares
price
2008
2009
910,260 – Awards outstanding at beginning of year
855,649                       –
57,442 – Awards granted during the year 24,741 –
(54,292) – Awards lapsed during the year (24,741) –
(57,761) – Awards exercised during the year (189,787) –
855,649 – Awards outstanding at end of year
665,862                        –
– – Awards exercisable at end of year
–                      –
Up to 31 December 2009, the rights to a total of 24,741 (2008: 54,292) shares were surrendered by the participants. A total of 56,443 (2008: 57,761) shares were allotted to deceased, retired or retrenched employees. The income statement charge for the year was $6m, R49m (2008: $7m, R59m).
The company awarded the right to acquire approximately one AngloGold Ashanti Limited ordinary share for every four free ordinary shares held during the rights offer finalised in July 2008. The benefit to employees was in terms of the anti-dilution clause of the original grant, therefore no additional compensation cost was recognised.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Group financials
For the year ended 31 December
Group
– Notes to the financial statements
11 Share-based payments (continued)
Equity-Settled Share Incentive Schemes (continued)
The award of E ordinary shares to employees
The average fair value per share of the E ordinary shares awarded to employees on 1 November each year was as follows:
Award date
2006
2007
2008
Calculated fair value
R105.00
R79.00
R13.40
Dividends declared in respect of the E ordinary shares will firstly be allocated to cover administration expenses of the trust, whereafter they will accrue and be paid to ESOP members, pro rata to the number of shares allocated to them. At each anniversary over a five year period commencing on the third anniversary of the original 2006 award, the company will cancel the relevant number of E ordinary shares as stipulated by a cancellation formula.
Any E ordinary shares remaining in that tranche will be converted to ordinary shares for the benefit of employees. All unexercised awards will be cancelled on 1 May 2014.
Accordingly, for the E ordinary shares issued, the following information is available:
Weighted
Weighted
Number
average
Number
average
of
exercise
of
exercise
shares
price
Figures in million
shares
price
2008
2009
2,730,780
307.49
Awards outstanding at beginning of year
2,566,941            327.15
172,354
323.89
Awards granted during the year
75,449            341.69
(162,904)
315.82
Awards lapsed during the year
(75,449)
334.81
(162,363)
317.93
Awards cancelled during the year
(138,059)
336.55
(10,926)
310.36
Awards converted during the year
(33,884)
333.39
2,566,941
327.15
Awards outstanding at end of year
2,394,998            346.82
The weighted average exercise price is calculated as the initial grant price of R288.00 plus an interest factor less dividend apportionment. This value will change on a monthly basis, to take account of employees leaving the company and those shares being reissued to new employees. The income statement charge for the year was $6m, R48m (2008: $7m, R57m).
Up to 31 December 2009, the rights to a total of 75,449 (2008: 162,904) shares were surrendered by participants. A total of
33,884 (2008: 10,926) E ordinary shares converted into 1,181 ordinary shares and allotted to deceased, retired or retrenched employees. A total of 138,059 (2008: 162,363) shares were cancelled as the result of the exercise price exceeding the share price on conversion date.
In addition to the above share scheme expenses relating to the Bokamoso ESOP plan, the company awarded the right to acquire approximately one AngloGold Ashanti Limited ordinary share for every four E ordinary shares held during the rights offer finalised in July 2008. The benefit to employees was in excess of the anti-dilution clause of the original grant, therefore additional compensation cost was recognised. The fair value at grant date of these rights awarded to Bokamoso was calculated at R76.05. The income statement charge relating to the rights offer to Bokamoso participants was $6m, R50m in
2008. As the rights were issued as fully vested, the expense was recorded immediately.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
11 Share-based payments (continued)
Equity-Settled Share Incentive Schemes (continued)
The award of E ordinary shares to Izingwe
The average fair value of the E ordinary shares granted to Izingwe on 13 December 2006 was R90.00 per share. Dividends declared in respect of the E ordinary shares will accrue and be paid to Izingwe, pro rata to the number of shares allocated to them. At each anniversary over a five year period commencing on the third anniversary of the award, Izingwe has a six month period to instruct the company to cancel the relevant number of E ordinary shares as stipulated by a cancellation formula. Any
E ordinary shares remaining in that tranche will be converted to ordinary shares for the benefit of Izingwe. If no instruction is received at the end of the six month period, the cancellation formula will be applied automatically.
Accordingly, for the awards issued, the following information is available.
Weighted
Weighted
Number
average
Number
average
of
exercise
of
exercise
shares
price
Figures in million
shares
price
2008
2009
1,400,000
307.49
E ordinary shares outstanding at beginning of year
1,400,000            327.15
–
–
E ordinary shares granted during the year
–                   –
–
–
E ordinary shares cancelled during the year
–                   –
–
–
E ordinary shares converted during the year
–                   –
1,400,000
327.15
E ordinary shares outstanding at end of year
1,400,000            346.82
The weighted average exercise price is calculated as the initial grant price of R288.00 per share plus an interest factor less dividend apportionment. There was no income statement charge for the year as the full amount was expensed in 2006
(2006: $19m, R131m).
In addition to the above share scheme expenses relating to the Izingwe BEE plan, the company awarded the right to acquire approximately one AngloGold Ashanti Limited ordinary share for every four E ordinary shares held during the rights offer finalised in July 2008. The benefit to Izingwe was in excess of the anti-dilution clause of the original grant, therefore additional cost was recognised. The fair value at grant date of these rights awarded to Izingwe was calculated at R76.05. The income statement charge relating to the rights offer to Izingwe was $3m, R26m in 2008. As the rights were issued as fully vested, the expense was recorded immediately.
The fair value of each share granted for the ESOP and Izingwe schemes was estimated on the date of grant using the Black-
Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and share price volatility. Expected volatility is based on the historical volatility of our shares. These estimates involve inherent uncertainties and the application of management judgement. In addition, we are required to estimate the expected forfeiture rate and only recognise expenses for those options expected to vest. As a result, if other assumptions had been used, our recorded share-based compensation expense could have been different from that reported.
The Black-Scholes option-pricing model used the following assumptions, at grant date:
2006
2007
2008
Risk-free interest rate
7.00%
7.00%
7.00%
Dividend yield
2.30%
2.06%
1.39%
Volatility factor of market share price
36.00%
33.00%
35.00%
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Group financials
For the year ended 31 December
Group
– Notes to the financial statements
11  Share-based payments (continued)
Equity-Settled Share Incentive Schemes (continued)
Bonus Share Plan (BSP)
The BSP is intended to provide effective incentives to eligible employees. An eligible employee is one who devotes substantially the whole of his working time to the business of AngloGold Ashanti Limited, any subsidiary of AngloGold Ashanti Limited or a company under the control of AngloGold Ashanti Limited, unless the board of directors (the board) excludes such a company.
An award in terms of the BSP may be made at any date at the discretion of the board, the only vesting condition being three years’ service for awards granted prior to 2008. For all BSP awards granted from 2008, 40% will vest after one year and the remaining 60% will vest after two years. An additional 20% of the original award will be granted to employees if the full award remains unexercised after three years.
The board is required to determine a BSP award value and this will be converted to a share amount based on the closing price of AngloGold Ashanti Limited’s shares on the JSE on the last business day prior to the date of grant. AngloGold Ashanti
Limited’s Remuneration Committee has at its discretion, the right to pay dividends, or dividend equivalents, to the participants of the BSP. Having no history of any discretionary dividend payments, the fair value includes dividends and was used to determine the income statement expense. The fair value is equal to the award value determined by the board.
Additional BSP awards were made to all scheme participants in 2008 as a result of the rights offer made to ordinary shareholders. The award was made in terms of the anti-dilution clause of the original grant. Employees did therefore not receive any benefit in excess of the original grant value and no additional compensation cost was recognised.
Accordingly, for the awards issued, the following information is available:
Award date (unvested awards and awards
vested during the year)
2006
2007
2008
2009
Calculated fair value
R308.00
R322.00
R267.05
R293.99
Vesting date (100%)
8 Mar 2009
1 Jan 2010
–
–
Vesting date (40%)
–
–
1 Jan 2009        18 Feb 2010
Vesting date (60%)
–
–
1 Jan 2010        18 Feb 2011
Vesting date (conditional 20%)
–
–
1 Jan 2011        18 Feb 2012
Expiry date
7 Mar 2016      31 Dec 2016  31 Dec 2017        17 Feb 2019
Weighted
Weighted
Number
average
Number
average
of
exercise
of
exercise
shares
price
Figures in million
shares
price
2008
2009
685,668
–
Awards outstanding at beginning of year
945,027                        –
389,973
–
Awards granted during the year
666,541                        –
75,103
–
Awards granted as a result of rights offer
–                     –
(90,259)
–
Awards lapsed during the year
(68,988)
–
(115,458)
–
Awards exercised during the year
(246,872)
–
945,027
–
Awards outstanding at end of year
1,295,708                        –
136,371
–
Awards exercisable at end of year
242,610
Up to 31 December 2009, the rights to a total of 68,988 (2008: 90,259) shares were surrendered by the participants. A total of 57,420 (2008: 37,479) shares were allotted to deceased, retired or retrenched employees.
The income statement charge for the year was $21m, R174m (2008: $14m, R117m).
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
11 Share-based payments (continued)
Equity-Settled Share Incentive Schemes (continued)
Long-Term Incentive Plan (LTIP)
The LTIP is an equity-settled share-based payment arrangement, intended to provide effective incentives for executives to earn shares in the company based on the achievement of stretched company performance conditions. Participation in the LTIP will be offered to executive directors, executive officers/management and selected members of senior management of participating companies. Participating companies include AngloGold Ashanti Limited, any subsidiary of AngloGold Ashanti Limited or a company under the control of AngloGold Ashanti Limited, unless the board excludes such a company.
An award in terms of the LTIP may be granted at any date during the year that the board of AngloGold Ashanti Limited determine and may even occur more than once a year. The board is required to determine an LTIP award value and this will be converted to a share amount based on the closing price of AngloGold Ashanti Limited’s shares on the JSE on the last business day prior to the date of grant. AngloGold Ashanti Limited’s Remuneration Committee has at their discretion the right to pay dividends, or dividend equivalents to the participants of the LTIP. Having no history of any discretionary dividend payments, the fair value includes dividends and was used to determine the income statement expense. The fair value is equal to the award value as determined by the board.
The main performance conditions in terms of the LTIP issued in 2007 and 2006 are:
•
up to 40% of an award will be determined by the performance of total shareholder returns (TSR) compared with that of a group of comparative gold-producing companies;
•
up to 30% of an award will be determined by adjusted earnings per share compared to planned adjusted earnings per share over the performance period;
•
up to 30% of an award will be dependent on the achievement of strategic performance measures which will be set by the
Remuneration Committee; and
•
three-years’ service is required.
The main performance conditions in terms of the LTIP issued in 2009 and 2008 are:
•
up to 30% of an award will be determined by the performance of total shareholder returns (TSR) compared with that of a group of comparative gold-producing companies;
•
up to 30% of an award will be determined by real growth (above US inflation) in adjusted earnings per share over the performance period;
•
up to 40% of an award will be dependent on the achievement of strategic performance measures which will be set by the
Remuneration Committee; and
•
three-years’ service is required.
Additional LTIP awards were made to all scheme participants in 2008 as a result of the rights offer made to ordinary shareholders. The award was made in terms of the anti-dilution clause of the original grant. Employees therefore did not receive any benefit in excess of the original grant value and no additional compensation cost was recognised.
Accordingly, for the awards issued, the following information is available:
Award date (unvested awards and awards
vested during the year)
2006
2007
2008
2009
Calculated fair value R327.00 R322.00 R267.05 R293.99
Vesting date 1 Aug 2009 1 Jan 2010
1 Jan 2011       18 Feb 2012
Expiry date
31 Jul 2016      31 Dec 2016     31 Dec 2017      17 Feb 2019
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Group financials
For the year ended 31 December
Group
– Notes to the financial statements
11 Share-based payments (continued)
Equity-Settled Share Incentive Schemes (continued)
Long-Term Incentive Plan (LTIP) (continued)
Weighted
Weighted
Number
average
Number
average
of
exercise
of
exercise
shares
price
Figures in million
shares
price
2008
2009
783,425
–
Awards outstanding at beginning of year
990,445                        –
497,343
–
Awards granted during the year
534,574                        –
74,988
–
Awards granted as a result of rights offer
–                      –
(321,668)
–
Awards lapsed during the year
(190,085)
–
(43,643)
–
Awards exercised during the year
(71,185)
–
990,445
–
Awards outstanding at end of year
1,263,749                        –
64,560
–
Awards exercisable at end of year
72,257                        –
The income statement charge for the year was $6m, R53m (2008: $6m, R46m).
Performance-related share-based remuneration scheme – 1 May 2003
The options, if vested, may be exercised at the end of a three-year period commencing 1 May 2003. The share options were granted at an exercise price of R221.90. The performance condition applicable to these options was that the US dollar EPS must increase by at least 6% in real terms, after inflation, over the next three years, in order to vest. As none of the performance criteria were met, in the initial three years, the grantor decided to roll the scheme forward on a ‘roll over reset’ basis, in February 2006, to be reviewed annually. The performance criteria of these options was achieved during 2006. The remaining weighted average contractual life of the options granted is 3.33 years. An employee would only be able to exercise his options after the date upon which he receives written notification from the directors that the previously specified performance criteria have been fulfilled.
As a result of the rights offer to ordinary shareholders, finalised during July 2008, additional options were awarded to existing option holders in terms of the anti-dilution provision of the original grant. As the employees did not receive any benefit in excess of the original grant value, no additional compensation cost was recognised. Approximately one option was awarded for every four held at an exercise price of R194.00.
Weighted
Weighted
Number
average
Number
average
of
exercise
of
exercise
shares
price
Figures in million
shares
price
2008
2009
449,900
221.90
Options outstanding at beginning of year
383,791               216.48
83,324
194.00
Options granted as a result of rights issue
–                    –
(16,633)
218.63
Options lapsed during the year
(6,232)
216.38
(132,800)
220.69
Options exercised during the year
(199,088)
216.12
–
–
Options expired during the year
–                    –
383,791
216.48
Options outstanding at end of year
178,471               216.87
383,791
216.48
Options exercisable at end of year
178,471               216.87
There was no income statement charge for the year, as the total compensation cost was expensed up to the date of vesting in 2006 (2006: $10m, R69m).
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
11 Share-based payments (continued)
Equity-Settled Share Incentive Schemes (continued)
Performance-related share-based remuneration scheme – 1 November 2004
The options, if vested, may be exercised at the end of a three-year period commencing 1 November 2004. The share options were granted at an exercise price of R228.00. The performance condition applicable to these options was that US dollar EPS must increase from the 2004 year by at least 6% in real terms, i.e. after inflation, over the following three years in order to vest.
The performance criteria was met during 2006. The remaining weighted average contractual life of options granted is
4.83 years. An employee would only be able to exercise his options after the date upon which he has received written notification from the directors that the previously specified performance criteria have been fulfilled.
As a result of the rights offer to ordinary shareholders, finalised during July 2008, additional options were awarded to existing option holders in terms of the anti-dilution provision of the original grant. As the employees did not receive any benefit in excess of the original grant value, no additional compensation cost was recognised. Approximately one option was awarded for every four held at an exercise price of R194.00.
Weighted
Weighted
Number
average
Number
average
of
exercise
of
exercise
shares
price
Figures in million
shares
price
2008
2009
672,900 228.00 Options outstanding at beginning of year
548,706              221.33
131,348 194.00 Options granted as a result of rights issue
–                   –
(80,886) 221.26 Options lapsed during the year (7,780) 222.41
(174,656) 226.09 Options exercised during the year (298,119) 221.36
– – Options expired during the year – –
548,706 221.33 Options outstanding at end of year
242,807              221.25
548,706 221.33 Options exercisable at end of year
242,807              221.25
There was no income statement charge for the year as the total compensation cost was expensed up to the date of vesting in 2007 (2007: $3m, R23m).
There are currently two equity-settled share incentive schemes that fall outside the transitional provisions of IFRS 2, as the options were granted prior to 7 November 2002. The details of these schemes are as follows:
Performance-related share-based remuneration scheme – 1 May 2002
The share options were granted at an exercise price of R299.50 per share. The performance condition applicable to these options was that US dollar EPS must increase by 7.5% for each of the three succeeding years. On 24 December 2002,
AngloGold Ashanti Limited underwent a share split on a 2:1 basis therefore the EPS target was reduced accordingly. As none of the performance criteria was met, in the initial three years, the grantor decided to roll the scheme forward on a ‘roll over reset’ basis, to be reviewed annually. The performance criteria of these options were achieved during 2006. The remaining weighted average contractual life of options granted is 2.33 years. An employee would only be able to exercise his options after the date upon which he receives written notification from the directors that the previously specified performance criteria have been fulfilled.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Group financials
For the year ended 31 December
Group – Notes to the financial statements
11 Share-based payments (continued)
Equity-Settled Share Incentive Schemes (continued)
Performance-related share-based remuneration scheme – 1 May 2002 (continued)
As a result of the rights offer to ordinary shareholders, finalised during July 2008, additional options were awarded to existing option holders in terms of the anti-dilution provision of the original grant. As the employees did not receive any benefit in excess of the original grant value, no additional compensation cost was recognised. Approximately one option was awarded for every four held at an exercise price of R194.00.
Weighted
Weighted
Number
average
Number
average
of
exercise
of
exercise
shares
price
Figures in million
shares
price
2008
2009
515,400
299.50
Options outstanding at beginning of year
457,336              279.64
98,410
194.00
Options granted as a result of rights issue
–                    –
(78,819)
294.25
Options lapsed during the year
(10,226)
281.69
(77,655)
288.11
Options exercised during the year
(228,413)
275.90
–
–
Options expired during the year
–                   –
457,336
279.64
Options outstanding at end of year
218,697             283.45
457,336
279.64
Options exercisable at end of year
218,697             283.45
Time-related share-based remuneration scheme – granted up to 30 April 2002
Except where the directors at their sole and absolute discretion decide otherwise, a grantee may not exercise his options until after the lapse of a period calculated from the date on which the option was granted. The remaining weighted average contractual life of options granted is 1.12 years. The period in which and the extent to which the options vest and may be exercised are as follows:
•
after two years – up to 20% of options granted;
•
after three years – up to 40% of options granted;
•
after four years – up to 60% of options granted; and
•
after five years – up to 100% of options granted.
As a result of the rights offer to ordinary shareholders, finalised during July 2008, additional options were awarded to existing option holders in terms of the anti-dilution provision of the original grant. As the employees did not receive any benefit in excess of the original grant value, no additional compensation cost was recognised. Approximately one option was awarded for every four held at an exercise price of R194.00.
Weighted
Weighted
Number
average
Number
average
of
exercise
of
exercise
shares
price
Figures in million
shares
price
2008
2009
206,960
124.69
Options outstanding at beginning of year
116,491              139.82
41,806
194.00
Options granted as a result of rights issue
–                    –
(3,942)
194.00
Options lapsed during the year
–                    –
(128,333)
124.68
Options exercised during the year
(88,239)
137.75
–
–
Options expired during the year
–                    –
116,491
139.82
Options outstanding at end of year
28,252              146.28
116,491
139.82
Options exercisable at end of year
28,252              146.28
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
11 Share-based payments (continued)
Equity-Settled Share Incentive Schemes (continued)
Time-related share-based remuneration scheme – granted up to 30 April 2002 (continued)
No grants were made with respect to the time related scheme options and performance related options since 2005. The options granted during 2008, as a result of the rights offer, carry no additional accounting charge. The value of each option granted during 2002, 2003 and 2004 is estimated on the date of grant using the Black-Scholes option-pricing model. The
Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and share price volatility. The expected term of options granted is derived from historical data on employee exercise and post-vesting employment termination behaviour. Expected volatility is based on the historical volatility of our shares. These estimates involve inherent uncertainties and the application of management’s judgement. In addition, we are required to estimate the expected forfeiture rate and only recognise an expense for those options expected to vest. As a result, if other assumptions had been used, the recorded share-based compensation expense could have been different from that reported.
The Black-Scholes option-pricing model used the following assumptions, at grant date:
2002
2003
2004
Risk-free interest rate 11.00% 11.00% 8.18%
Dividend yield 4.27% 4.27% 2.27%
Volatility factor of market share price 0.390 0.390 0.300
Weighted average expected life 7 years 7 years 7 years
Calculated fair value R100.20 R77.76 R94.65
Cash-Settled Share Incentive Scheme
Ghana Employee Share Ownership Plan (Ghana ESOP)
A memorandum of understanding was signed with the Ghanaian employees on 28 April 2009 to usher in the Ghana ESOP under defined rules.
In terms of the rules of the scheme, every eligible employee is entitled to 20 AngloGold Ashanti Limited share appreciation rights
(phantom shares), which will be paid out in four equal tranches, commencing in May 2009 and ending in May 2012.
The value of the rights are equal to the value of AngloGold Ashanti Limited American Depositary Receipts (ADRs) as listed on the New York Stock Exchange, converted into Ghanaian Cedis at the prevailing US dollar exchange rate.
The share price on the day of issue as at 29 April 2009 was $32.15, whilst the share price used in the payment of the first tranche was $28.46 per share.
The award of share appreciation rights to employees
Accordingly, for the rights issued, the following information is available:
Weighted
Weighted
Number
average
Number
average
of
exercise
of
exercise
shares
price
Figures in million
shares
price
2008
2009
– – Rights outstanding at beginning of year
–                     –
– – Rights granted during the year
100,860                       –
– – Rights lapsed during the year (455) –
– – Rights exercised during the year (25,290) –
– – Rights outstanding at end of year
75,115                       –
– – Rights exercisable at end of year
–                      –
Up to 31 December 2009, a total of 455 share appreciation rights were surrendered by the participants. The income statement charge for the year was $2m, R16m. The liability recognised in the statement of financial position in respect of unexercised rights was $1m, R9m.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Group financials
For the year ended 31 December
Group – Notes to the financial statements
2008
2009
Figures in million
2009
2008
SA Rands
US Dollars
12 Taxation
South African taxation
– 153 Mining tax
(1)
19 –
85 89 Non-mining tax
(2)
10 12
42 33 Under provision prior year 4 6
Deferred taxation:
(161) 535 Temporary differences
(3)
61 (30)
Unrealised non-hedge derivatives and other
841 (1,451) commodity contracts (181) 89
62 (156) Change in estimated deferred tax rate
(4)
(21) 6
(70) – Change in statutory tax rate – (9)
799 (797) (108) 74
Foreign taxation
651 1,113 Normal taxation
(1)
138 79
(41) (50) Over provision prior year (7) (5)
Deferred taxation:
(3,747) 1,220 Temporary differences
(3)
164 (372)
Unrealised non-hedge derivatives and other
259 (314) commodity contracts (40) 27
(2,878) 1,969 255 (271)
(2,079) 1,172 147 (197)
Tax reconciliation
A reconciliation of the effective tax rate charged in the
income statement to the prevailing estimated corporate
% % tax rate is set out in the following table: % %
12 (100) Effective tax rate (121) 14
Disallowable items:
8 204 Derivative losses 236 12
2 (23) Share of equity accounted investments’ profit (loss) (27) 4
(2) (3) Other (3) (2)
8 5 Foreign income tax allowances and rate differentials 31 8
– (39) Exchange variation and translation adjustments (68) –
(1) – Current tax assets previously unrecognised – (1)
1 10 Current unrecognised tax assets 12 1
– (13) Change in estimated deferred tax rate
(4)
(17) (1)
– (1) Prior year under provision (3) –
7 (5) Other (5) –
35 35 Estimated corporate tax rate
(5)
35 35
(1)
There was no mining tax charge in 2008 as the mining income was primarily offset by the non-mining losses from the accelerated non-hedge derivative buy-backs. Included in normal foreign taxation is tax on the disposal of tangible assets of $18m, R145m
(2008: $1m, R10m) (note 14).
(2)
In South Africa, non-mining income is taxed at the higher non-mining tax rate of 35% (2008: 35%) as the company has elected to be exempt from STC. Companies who elected to be subject to STC are taxed at the lower company tax rate of 28%
(2008: 28%) for non-mining taxation purposes.
(3)
Included in temporary differences in South African taxation is a tax credit on the impairment and disposal of tangible assets of
$8m, R61m (2008: tax credit $8m, R75m). Included in temporary differences of foreign taxation is a tax charge on the impairment reversals and disposal of tangible assets of $190m, R1,421m (2008: tax credit of $387m, R3,840m) (note 14).
(4)
In South Africa the mining operations are taxed on a variable rate that increases as profitability increases. The tax rate used to calculate deferred tax is based on the group’s current estimate of future profitability when temporary differences will reverse.
Depending on the profitability of the operations, the tax rate can consequently be significantly different from year to year. The change in the estimated deferred tax rate at which the temporary differences will reverse amounts to a credit of $21m, R156m
(2008: tax charge of $6m, R62m).
(5)
Mining tax on mining income in South Africa is determined according to a formula based on profit and revenue from mining operations. The company has elected to be exempt from STC and is taxed at a higher rate of company tax for mining and non-
mining income tax purposes.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
2008
2009
Figures in million
2009
2008
SA Rands
US Dollars
12 Taxation (continued)
All mining capital expenditure is deducted to the extent
that it does not result in an assessed loss and
depreciation is ignored when calculating the South
African mining income. Capital expenditure not
deducted from mining income is carried forward as
unredeemed capital to be deducted from future mining
income. South Africa operates under two tax paying
operations, Vaal River Operation and West Wits
Operation. Under ring-fencing legislation, each
operation is treated separately and deductions can only
be utilised against income generated by the relevant tax
operation.
The formula for determining the South African mining tax
rate is:
Y = 43 – 215/X (2008: Y = 43 – 215/X)
where Y is the percentage rate of tax payable and X is
the ratio of mining profit net of any redeemable capital
expenditure to mining revenue expressed as a
percentage.
Unrecognised tax losses
Unrecognised tax losses of the US operations which are
available for offset against future profits earned in the
3,204 2,964 USA 399 339
Unrecognised tax losses of the Australian operations
which are available for offset against future capital gains
1,741 – in Australia – 184
4,945 2,964 399 523
Analysis of tax losses
Tax losses available to be used against future profits
– 943 – utilisation required within one year 127 –
1,240 36 – utilisation required between two and five years 5 131
3,705 1,985 – utilisation in excess of five years 267 392
4,945 2,964 399 523
Unrecognised tax losses utilised
– 1,741 Assessed losses utilised during the year 184 –
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Group financials
For the year ended 31 December
Group – Notes to the financial statements
2008
2009
Figures in million
2009
2008
SA Rands
US Dollars
13 Discontinued operations
The Ergo reclamation surface operation, which formed
part of the Southern Africa region, was included under
South Africa for segmental reporting, and has been
discontinued as the operation had reached the end of its
useful life and the assets were no longer in use. The pre-
tax gain on disposal of $27m, R218m recorded in 2008
related to the remaining moveable and immovable
assets of Ergo, that were sold by AngloGold Ashanti
Limited to ERGO Mining (Pty) Limited, a joint venture
between Mintails South Africa (Pty) Limited and DRD
South African Operations (Pty) Limited.
The results of Ergo are presented below:
–
–
Gold income
–
–
(49)
–
Cost of sales
–
(6)
32
–
Reversal of environmental provision
–
4
(17)
–
Gross loss
–
(2)
9
–
Other income
–
1
(8)
–
Loss before taxation
–
(1)
(17)
–
Normal taxation (note 32)
–
(2)
(1)
–
Deferred taxation (note 30)
–
–
(26)
–
Net loss after taxation
–
(3)
218
–
Profit on disposal of assets (note 14)
–
27
6
–
Deferred taxation (notes 14 and 30)
–
1
224
–
–
28
198
–
Profit from discontinued operations
–
25
SA Cents
US Cents
14 Earnings per ordinary share
Basic (loss) profit per ordinary share
(5,140)
(765)
Continuing operations
(89)
(385)
The calculation of basic loss per ordinary share is based
on losses attributable to equity shareholders of $320m,
R2,762m (2008: losses of $1,220m, R16,303m) and
361,228,295 (2008: 317,203,948) shares being the
weighted average number of ordinary shares in issue
during the financial year.
63
–
Discontinued operations
–
8
There was no profit or loss from discontinued operations
for the year (2008: profits of $25m, R198m and
weighted average number of ordinary shares in issue
of 317,203,948).
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
2008
2009
Figures in million
2009
2008
SA Cents
US Cents
14 Earnings per ordinary share
(continued)
Diluted (loss) profit per ordinary share
(5,140) (765) Continuing operations (89) (385)
The calculation of diluted loss per ordinary share is
based on losses attributable to equity shareholders of
$320m, R2,762m (2008: losses of $1,220m, R16,303m)
and 361,228,295 (2008: 317,203,948) shares being the
diluted number of ordinary shares. In 2008 and 2009, no
adjustment was made since the effect is anti-dilutive.
63 –                       Discontinued operations – 8
There was no profit or loss from discontinued operations
for the year (2008: profits of $25m, R198m and
weighted average number of ordinary shares in issue of
317,203,948). In 2008, no adjustment was made since
the effect is anti-dilutive.
2009
2008
Number of shares
In calculating the diluted number of ordinary shares outstanding for the year, the following were taken into consideration:
Ordinary shares 356,563,773 312,610,124
E ordinary shares
(1)
3,873,169 4,046,364
Fully vested options
(2)
791,353 547,460
Weighted average number of shares 361,228,295 317,203,948
Dilutive potential of share options
(3)
– –
Diluted number of ordinary shares 361,228,295 317,203,948
(1)
As E ordinary shares participate in the profit available to ordinary shareholders, these shares were included in basic earnings per share.
(2)
Employee compensation awards, are included in basic earnings per share from the date that all necessary conditions have been satisfied and it is virtually certain that shares will be issued as a result of employees exercising their options.
(3)
The calculation of diluted earnings per share did not take into account the effect of 1,234,858 (2008: 872,373) shares, issuable on share awards as the effect of this was anti-dilutive for this period.
The calculation of diluted earnings per share did not take into account the effect of 15,384,615 (2008: 15,384,615) shares, issuable upon the exercise of convertible bonds, as the effect of this was anti-dilutive for this period.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Group financials
For the year ended 31 December
Group – Notes to the financial statements
2008
2009
Figures in million
2009
2008
SA Rands
US Dollars
14 Earnings per ordinary share
(continued)
Headline loss
The loss attributable to equity shareholders was
adjusted by the following to arrive at headline loss:
(16,105)
(2,762)
Loss attributable to equity shareholders
(320)
(1,195)
Net (reversals) impairments of tangible assets (notes 6,
14,792
(5,115)
16 and 25)
(683)
1,493
1,080
–
Impairment of goodwill (notes 6 and 17)
–
109
42
–
Impairment of investments (notes 6 and 19)
–
6
Net profit on disposal and abandonment of assets
(381)
(420)
(note 6)
(49)
(52)
Nufcor Uranium Trust contributions by other
(19)
–
members (note 6)
–
(3)
(14)
–
Profit on disposal of investment in associate (note 6)
–
(2)
Impairment of investment in associates and joint
389
76
ventures (note 8)
10
39
–
(75)
Reversal of impairment in associates (note 8)
(10)
–
(30)
1
Operating special items of associates (note 8)
–
(3)
Taxation on items above
10
145
– current portion (note 12)
18
1
(3,915)
1,360
– deferred portion (note 12)
182
(395)
(218)
–
Profit on disposal of discontinued assets (note 13)
–
(27)
(6)
–
Discontinued operations taxation on item above (note 13)
–
(1)
(4,375)
(6,790)
(852)
(30)
Cents per share
Headline loss removes items of a capital nature from the
calculation of earnings per share, calculated in
accordance with Circular 3/2009 issued by the South
African Institute of Chartered Accountants (SAICA).
The calculation of headline loss per ordinary
share is based on headline losses of $852m,
R6,790m (2008: $30m, R4,375m) and 361,228,295
(2008: 317,203,948) shares being the weighted average
(1,379)
(1,880)
number of ordinary shares in issue during the year.
(236)
(9)
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
2008
2009
Figures in million
2009
2008
SA Rands
US Dollars
15 Dividends
Ordinary shares
No. 103 of 53 SA cents per ordinary share was declared
on 6 February 2008 and paid on 7 March 2008
147 – (7 US cents per share). – 18
No. 104 of 50 SA cents per ordinary share was declared
on 30 July 2008 and paid on 29 August 2008
175 – (6 US cents per share). – 23
No. 105 of 50 SA cents per ordinary share was declared
on 6 February 2009 and paid on 13 March 2009
– 177 (5 US cents per share). 18 –
No. 106 of 60 SA cents per ordinary share was declared
on 29 July 2009 and paid on 28 August 2009
– 213 (8 US cents per share). 27 –
No. E3 of 26.5 SA cents per E ordinary share was
declared on 6 February 2008 and paid on 7 March 2008
1 – (3.5 US cents per share). – –
No. E4 of 25 SA cents per E ordinary share was
declared on 30 July 2008 and paid on 29 August 2008
1 – (3 US cents per share). – –
No. E5 of 25 SA cents per E ordinary share was declared
on 6 February 2009 and paid on 13 March 2009
– 1 (2.5 US cents per share). – –
No. E6 of 30 SA cents per E ordinary share was
declared on 29 July 2009 and paid on 28 August 2009
– 1 (4 US cents per share). – –
324 392 45 41
No. 107 of 70 SA cents per ordinary share was declared
on 16 February 2010 and will be paid on 19 March 2010
(approximately 9 US cents per share). The actual rate of
payment will depend on the exchange rate on the date
of currency conversion.
No. E7 of 35 SA cents per E ordinary share was declared
on 16 February 2010 and will be paid on 19 March 2010
(approximately 4.5 US cents per share). The actual rate of
payment will depend on the exchange rate on the date
of currency conversion.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Group financials
For the year ended 31 December
Group – Notes to the financial statements
16 Tangible assets
Mine
Mineral
Explora-
Assets
develop-
Mine
rights
tion and
under
Land
ment
infra-
and     evaluation
con-
and
Figures in million
costs
structure
dumps
assets     struction
(1)
buildings
Total
US Dollars
Cost
Balance at 1 January 2008
5,882 2,639 1,050 55 464 64 10,154
Additions
–
project capital 135 9 31
–              485
–              660
– stay-in-business capital 307 148 – – 83 2 540
Disposals (2) (17)
–              (25)
–                  –              (44)
Transfers and other movements
(2)
(90) (64)
21                  –
(790) (3) (926)
Finance costs capitalised (note 7) 5 – – – 27 – 32
Translation (914) (220) (38)
–               (40)
(13) (1,225)
Balance at 31 December 2008
5,323             2,495           1,064
30               229
50             9,191
Accumulated amortisation
Balance at 1 January 2008
2,176 1,258 97 – – 2 3,533
Amortisation for the year
(notes 4, 9 and 33)
358 187 13 – – 2 560
Impairments (notes 6 and 14)
(3)
683                26
756                 30                 –                  –
1,495
Impairments reversal (notes 6 and 14)
(4)
(2)
–                  –                  –                 –                  –                (2)
Disposals (2) (12)
–                   –                 –                  –
(14)
Transfers and other movements
(2)
(62) (111)
9                   –                 –                  –
(164)
Translation (425) (121) (15)
  –                –                  (1)
(562)
Balance at 31 December 2008
2,726             1,227               860
30 –
3            4,846
Net book value at 31 December 2008 2,597
1,268                204
–               229                47
4,345
Cost
Balance at 1 January 2009
5,323            2,495             1,064
30                229
50            9,191
Additions
– project capital
122                  5                   –                 –
289                   –
416
– stay-in-business capital 394
125                   –                  1
81                   1
602
Disposals (1) (11)
–                   –                –                   –
(12)
Transfers and other movements
(2)
(134)
161               (18)
–            (373)
3             (361)
Finance costs capitalised (note 7)
4                 –                   –                 –
11                   –
15
Translation 737
148                 32                –                14                   8
939
Balance at 31 December 2009 6,445 2,923 1,078 31 251 62 10,790
Accumulated amortisation
Balance at 1 January 2009
2,726             1,227             860
30 –
3            4,846
Amortisation for the year
(notes 4, 9 and 33)
366               177               10
– –
2               555
Impairments (notes 6, 14 and 25)
(3)
3                 4                  –                  –                 –                  –                  7
Impairments reversal
(notes 6, 14 and 25)
(4)
(348) – (369)
–                 –                   –
(717)
Disposals (1) (10)
–                 –                  –                   –
(11)
Transfers and other movements
(2)
(163) (5) (7)
–                  –                  –
(175)
Translation
373               76                 16                 –                  –                  1
466
Balance at 31 December 2009 2,956 1,469 510 30 – 6 4,971
Net book value at 31 December 2009 3,489 1,454 568 1 251 56 5,819
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
16 Tangible assets (continued)
Mine
Mineral
Explora-
Assets
develop-
Mine
rights
tion and
under
Land
ment
infra-
and evaluation
con-
and
Figures in million
costs
structure
dumps
assets struction
(1)
buildings
Total
SA Rands
Cost
Balance at 1 January 2008
40,062 17,975 7,153 372 3,160 435 69,157
Additions
–
project capital 1,108
74              259
–           4,000
3           5,444
– stay-in-business capital 2,536 1,221 – – 683 12 4,452
Disposals (14) (140) (4) (205)
–                (3)
(366)
Transfers and other movements
(2)
(735) (531)
170                  –
(6,520) (26) (7,642)
Finance costs capitalised (note 7) 38 – – – 225 – 263
Translation
7,336            4,992            2,481              114              619
51 15,593
Balance at 31 December 2008
50,331           23,591          10,059
281            2,167
472           86,901
Accumulated amortisation
Balance at 1 January 2008
14,819 8,572 660 – – 11 24,062
Amortisation for the year
(notes 4, 9 and 33)
2,955 1,544 104 – – 17 4,620
Impairments (notes 6 and 14)
(3)
6,772               258
7,494               291
– – 14,815
Impairments reversal (notes 6 and 14)
(4)
(23)
–                  –                  –                 –                 –
(23)
Disposals (13) (100)
–                   –                 –                 –
(113)
Transfers and other movements
(2)
(511) (913)
70                   –                 –                 –
(1,354)
Translation
1,784             2,240            (199)
(13) –
1             3,813
Balance at 31 December 2008
25,783            11,601           8,129
278 –
29            45,820
Net book value at 31 December 2008 24,548
11,990             1,930
3             2,167             443
41,081
Cost
Balance at 1 January 2009
50,331           23,591          10,059
281             2,167
472          86,901
Additions
– project capital
1,024
43                  –                 –
2,424                  –
3,491
– stay-in-business capital 3,302
1,047                  –                 8
683                  4
5,044
Disposals (9) (95)
–                 –                 –                 (1)
(105)
Transfers and other movements
(2)
(1,120)
1,349            (156)
–         (3,245)
28           (3,144)
Finance costs capitalised (note 7)
33                  –                  –                  –
102                  –
135
Translation (5,644) (4,199) (1,891) (60) (267) (41) (12,102)
Balance at 31 December 2009 47,917 21,736 8,012 229 1,864 462 80,220
Accumulated amortisation
Balance at 1 January 2009
25,783           11,601           8,129
278 –
29          45,820
Amortisation for the year
(notes 4, 9 and 33)
3,048
1,469                82                  –                  –               16
4,615
Impairments (notes 6, 14 and 25)
(3)
22
28                  –                  –                 –                 –
50
Impairments reversal
(notes 6, 14 and 25)
(4)
(2,601)
–          (2,764)
– –
–          (5,365)
Disposals (7) (85)
–                  –                 –                  –
(92)
Transfers and other movements
(2)
(1,363) (44) (56)
–                  –                 –
(1,463)
Translation (2,906) (2,043) (1,600) (59)
–                  –
(6,608)
Balance at 31 December 2009 21,976 10,926 3,791 219 – 45 36,957
Net book value at 31 December 2009 25,941 10,810 4,221 10 1,864 417 43,263
Included in the amounts for mine infrastructure are assets held under finance leases with a net book value of $17m, R126m (2008: $5m,
R45m). Included in land and buildings are assets held under finance leases with a net book value of $27m, R201m (2008: $23m, R218m).
The majority of the leased assets are pledged as security for the related finance lease.
No assets are encumbered by project finance.
The weighted average capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation is 4.10% (2008: 8.17%).
A register containing details of properties is available for inspection by shareholders or their duly authorised agents during business hours at the registered office of the company.
(1)
Assets under construction account for the expenditures recognised in the carrying amount of property, plant and equipment in the course of its construction. The 2008 amounts were reclassified to include the effect of separate disclosure to enhance disclosure of tangible assets.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Group financials
For the year ended 31 December
Group – Notes to the financial statements
16 Tangible assets (continued)
(2)
Transfers and other movements comprise amounts from deferred stripping, change in estimates of decommissioning assets, asset reclassifications and transfers to/from non-current assets held for sale.
In 2009 transfers to/from non-current assets held for sale comprise:
•
assets with a net book value of $84m, R704m relating to Tau Lekoa were transferred to non-current assets held for sale.
•
assets with a net book value of $145m, R1,335m relating to the 33.33% joint venture interest in Boddington Gold Mine were transferred to non-current assets held for sale.
In 2008 transfers to/from non-current assets held for sale comprise:
•
assets with a net book value of $672m, R6,355m relating to the 33.33% joint venture interest in Boddington Gold Mine were transferred to non-current assets held for sale.
•
assets with a net book value of $3m, R22m relating to the discontinued operations were transferred to non-current assets held for sale and disposed of during 2008.
•
assets with a net book value of $13m, R100m relating to Weltevreden were transferred from non-current assets held for sale to tangible assets held for use.
(3)
Impairments include the following:
South Africa
Below 120 level at TauTona – mine development costs
Due to a change in the mine plan resulting from safety-related concerns following seismic activity, a portion of the below
120 level development had been abandoned and will not generate future cash flows. During 2008, an impairment loss of
$16m, R159m was recognised.
Tanzania
Geita mine – cash generating unit
The 2008 impairment was due to a combination of factors such as the lower gold price, higher discount rates and a change in the mine plan revised mainly due to a reduction in reserves resulting from resource model changes, grade factors and an increase in the cost of extraction. As a result, Geita’s recoverable amount did not support its carrying value in 2008 and an impairment loss was recognised of $427m, R4,229m consisting of mine development of $144m, R1,429m and mineral rights and dumps of $283m, R2,800m. The recoverable amount was determined using a real pre-tax discount rate of 11.5%
and was based on the impairment assumptions detailed below.
Ghana
• An impairment of the Obuasi mine arose as follows:
During 2008, the reserve power plant which was allocated to mine infrastructure had been placed on care and maintenance pending handover to the Volta Regional Authority in 2009 and the abandoned shaft infrastructure was impaired by $15m,
R145m.
The Obuasi cash generating unit impairment was the result of factors such as the lower gold price, higher discount rates and a revised mine plan which incorporated changes in the cost of extraction due to the higher cost of power experienced recently in Ghana. As a result, Obuasi’s recoverable amount did not support its carrying value in 2008 and an impairment loss was recognised of $815m, R8,077m consisting of mine development of $340m, R3,367m and for mineral rights and dumps of $475m, R4,710m. The recoverable amount was determined using a real pre-tax discount rate of 9% and was based on the impairment assumptions detailed below.
• An impairment of the Iduapriem mine arose as follows:
The reserve power plant which was allocated to mine infrastructure had been placed on care and maintenance pending handover to the Volta Regional Authority in 2009. During 2008, $3m, R33m was recognised as an impairment loss.
The Iduapriem cash generating unit impairment was the result of factors such as the lower gold price, higher discount rates and a revised mine plan which incorporated changes in the cost of extraction due to the higher cost of power experienced recently in Ghana. As a result, Iduapriem’s recoverable amount did not support its carrying value in 2008 and an impairment loss of $181m, R1,791m was recognised for mine development. The recoverable amount was determined using a real pre-
tax discount rate of 8.8% and was based on the impairment assumptions detailed below.
Guinea
Siguiri mine – mine infrastructure
The heap leaching process was abandoned due to the lower recoveries and deteriorated condition of the stacking pads.
During 2008, the remaining heap leach infrastructure was impaired by $7m, R68m.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
16 Tangible assets (continued)
(3)
Impairments include the following: (continued)
Democratic Republic of the Congo
Exploration assets – exploration and evaluation assets
During 2008, with the volatile political environment in the Democratic Republic of the Congo, commercial exploitation in the near term appeared unlikely and the mineral right value was impaired by $29m, R292m.
Impairment of various minor tangible assets and equipment $7m, R50m (2008: $2m, R21m).
(4)
Impairment reversal includes the following:
South Africa
East of Bank Dyke at TauTona – mine development cost
Due to a re-assessment of the mine plan, the East of Bank Dyke access development had become economically viable. The increased gold price will generate future cash flows, and as a result, the impairment raised during 2005 was partially reversed by $2m, R23m during 2008.
Tanzania
Geita mine – cash generating unit
The Geita mine impairment recognised in 2008 was partially reversed. The impairment reversal was largely due to an increase in the long term real gold price resulting in increased future discounted cash flows. As a result, Geita’s recoverable amount exceeded its carrying value in 2009 and an impairment reversal was recognised of $261m,
R1,954m consisting of mine development of $106m, R793m and mineral rights and dumps of $155m, R1,161m. The recoverable amount was determined using a real pre-tax discount rate of 13.6% (2008: 11.5%) and was based on the impairment assumptions detailed below.
Ghana
• An impairment reversal of the Obuasi mine arose as follows:
The Obuasi mine impairment recognised in 2008 was partially reversed. The impairment reversal was largely due to an increase in the long term real gold price resulting in increased future discounted cash flows. As a result, Obuasi’s recoverable amount exceeded its carrying value in 2009 and an impairment reversal was recognised of $373m, R2,790m consisting of mine development of $159m, R1,187m and mineral rights and dumps of $214m, R1,603m. The recoverable amount was determined using a real pre-tax discount rate of 8.4% (2008: 9%) and was based on the impairment assumptions detailed below.
• An impairment reversal of the Iduapriem mine arose as follows:
The Iduapriem mine impairment recognised in 2008 was partially reversed. The impairment reversal was largely due to an increase in the long term real gold price resulting in increased future discounted cash flows. As a result, Iduapriem’s recoverable amount exceeded its carrying value in 2009 and an impairment reversal was recognised of $83m, R621m consisting of mine development. The recoverable amount was determined using a real pre-tax discount rate of 13.4%
(2008: 8.8%) and was based on the impairment assumptions detailed below.
The impairments/reversals relate to mining properties, mine development costs and mine plant facilities, and have been recognised in operating special items (note 6). The recoverable amount was determined by reference to value in use at an individual mine level.
Impairment calculation assumptions – tangible assets and goodwill
Management assumptions for the value in use of tangible assets and goodwill include:
•
the gold price assumption represents management’s best estimate of the future price of gold. In arriving at an estimated long-term gold price, management considered all available market information, including current prices, historical averages and forward-pricing curves. A long-term real gold price of $906/oz (2008: $817/oz) is based on a range of economic and market conditions that will exist over the remaining useful life of the assets.
Annual life of mine plans take into account the following:
•
proved and probable Ore Reserve included from page 128;
•
value beyond proved and probable reserves (including exploration potential) determined using the gold price assumption referred to above;
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Group financials
For the year ended 31 December
Group – Notes to the financial statements
16 Tangible assets (continued)
Impairment calculation assumptions – tangible assets and goodwill (continued)
Annual life of mine plans take into account the following: (continued)
•
the real pre-tax discount rate is derived from the group’s weighted average cost of capital (WACC) and risk factors which is consistent with the basis used in 2008. The WACC of 6.4% which is 83 basis points higher than in 2008 of 5.57%, is based on the average capital structure of the group and three major gold companies considered to be appropriate peers. The risk factors considered are country risk as well as project risk for cash flows relating to mines that are not yet in production and deep level mining projects. The country risk factor is based on the group’s internal assessment of country risk relative to the issues experienced in the countries in which it operates and explores;
•
foreign currency cash flows translated at estimated forward exchange rates and then discounted using appropriate discount rates for that currency;
•
cash flows used in impairment calculations are based on life of mine plans which exceed five years for the majority of the mines; and
•
variable operating cash flows are increased at local Consumer Price Index rates.
The group reviews and tests the carrying value of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. In addition, goodwill is tested on an annual basis for impairment. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows for each group of assets.
Expected future cash flows used to determine the value in use of goodwill and tangible assets are inherently uncertain and could materially change over time. The cash flows are significantly affected by a number of factors including reserves and production estimates, together with economic factors such as spot gold prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and future capital expenditure.
Should management’s estimate of the future not reflect actual events, further impairments may be identified. Factors affecting the estimates include:
•
changes in proved and probable Ore Reserve as well as value beyond proved and probable reserves;
•
the grade of Ore Reserve as well as value beyond proved and probable reserves may vary significantly from time to time;
•
differences between actual commodity prices and commodity price assumptions;
•
unforeseen operational issues at mine sites; and
•
changes in capital, operating mining, processing and reclamation costs and foreign exchange rates.
Based on an analysis carried out by the group, the carrying value and value in use of cash generating units that are most sensitive to a 5% movement in gold price, ounces, costs and discount rate assumptions are:
Carrying
Value in
Carrying
Value in
value
use
Figures in million
value
use
SA Rands
2009
US Dollars
8,669                8,669
Obuasi
1,166                1,166
6,978                6,978              Geita Gold Mining Limited
939                  939
2,126                2,126              Iduapriem
286                  286
2008
7,923                7,923              Obuasi
838                  838
6,741 6,741 Geita Gold Mining Limited 713 713
4,746 6,184 AngloGold Ashanti Brasil Mineração
(5)
502                  654
1,494                1,494              Iduapriem
158                  158
1,068                1,428              Serra Grande
(5)
113                  151
378                1,711              Navachab
40                  181
Should any of the assumptions used change adversely and the impact not be mitigated by a change in other factors, this could result in an impairment of the above assets.
It is impracticable to disclose the extent of the possible effects of changes in assumptions for the future gold price and hence life of mine plans at 31 December 2009 because these assumptions and others used in impairment testing of tangible assets and goodwill are inextricably linked. In addition, for those mines with a functional currency other than the US dollar, movements in the US dollar exchange rate will also be a critical factor in determining life of mine and production plans.
Therefore it is possible, that outcomes within the next financial year that are different from the assumptions used in the impairment testing process for goodwill and tangible assets could require a material adjustment to the carrying amounts disclosed at 31 December 2009.
(5)
The carrying value includes goodwill of $15m, R106m (2008: $15m, R135m) at AngloGold Ashanti Brasil Mineração and
$8m, R59m (2008: $8m, R75m) at Serra Grande (note 17).
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
2008
2009
Figures in million
2009
2008
SA Rands
US Dollars
17 Intangible assets
Goodwill
Cost
3,965 3,461 Balance at beginning of year 366 582
(1,356) – Transferred to assets held for sale
(1)
– (148)
852 (432) Translation 42 (68)
3,461 3,029 Balance at end of year 408 366
Accumulated amortisation and impairment losses
1,258 2,253 Balance at beginning of year 238 184
(358) – Transferred to assets held for sale
(1)
– (43)
1,080 – Impairment of goodwill (notes 6 and 14)
(2)
– 109
273 (402) Translation 11 (12)
2,253 1,851 Balance at end of year 249 238
1,208 1,178 Net book value 159 128
Net carrying amount allocated to each of the cash
generating units:
998 1,013 Sunrise Dam 136 105
135 106 AngloGold Ashanti Brasil Mineração 15 15
75 59 Serra Grande 8 8
1,208 1,178 159 128
Real pre-tax discount rates applied in impairment
calculations on cash generating units (CGUs) for which
the carrying amount of goodwill is significant are as
follows:
Sunrise Dam
(3)
9.9% 11.0%
(1)
Goodwill allocated to Boddington joint venture of
$105m, R998m was reclassified to assets held for
sale during 2008.
(2)
Goodwill has been allocated to its respective CGUs
where it is tested for impairment as part of the CGU
(note 16). The group reviews and tests the carrying
value of goodwill on an annual basis for impairment.
Following the impairment review, goodwill to the
value of $109m, R1,080m at Geita Gold Mining
Limited was impaired utilising a real pre-tax discount
rate of 11.5% during 2008.
(3)
The discount rates for 2009 were calculated on a
basis consistent with the 2008 discount rates.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Group financials
For the year ended 31 December
Group
– Notes to the financial statements
2008
2009
Figures in million
2009
2008
SA Rands
US Dollars
17 Intangible assets (continued)
Royalty, tax rate concession and other
Cost
335 472 Balance at beginning of year 49 49
6 – Additions – –
131 (101) Translation – –
472 371 Balance at end of year 49 49
Accumulated amortisation and impairment losses
183 277 Balance at beginning of year 29 27
21 18 Amortisation (notes 4 and 33) 2 2
73 (62) Translation – –
277 233 Balance at end of year 31 29
195 138 Net book value 18 20
1,403 1,316 Total intangible assets 177 148
The government of Ghana agreed to a concession on
the royalty payments by maintaining a rate of 3% for
15 years from 2004.
The tax rate concession was granted at a rate of 30%
for the Ashanti business combination in 2004. During
2005, the corporate tax rate in Ghana decreased to
25% and the tax rate concession, which expires in 2019,
was fully impaired.
18 Investments in associates and equity
accounted joint ventures
The carrying value of investments in associates and
equity accounted joint ventures can be analysed as
follows:
377 117 Carrying value of investment in associates 16 40
15 17 Loans advanced to associates
(1)
2 2
Carrying value of investment in equity accounted joint
2,394 4,587 ventures 617 253
28 37 Loans advanced to equity accounted joint ventures
(2)
5 3
Investment in associates and equity accounted joint
2,814 4,758 ventures 640 298
(1)
Loans advanced to associates consist of $1.6m, R12m (2008: $2m, R15m) to Oro Group (Pty) Limited and $0.6m, R5m (2008: nil)
to Orpheo (Pty) Limited. The Oro loan bears interest at a rate determined by the Oro Group (Pty) Limited's board of directors and is repayable at their discretion. The Orpheo (Pty) Limited loan is unsecured, interest free and there are no fixed terms of repayment.
(2)
Loans advanced to equity accounted joint ventures consist of $3m, R25m (2008: $3m, R28m) to the AGA-Polymetal Strategic
Alliance and $2m, R12m (2008: nil) to AuruMar (Pty) Limited. The AGA-Polymetal Strategic Alliance loan is interest free and is repayable on demand, only once profits have been generated. There are no fixed terms for the repayment on the AuruMar (Pty)
Limited loan.
In 2009, the Amikan Holding Limited, AS APK Limited and Margaret Water Company investments were impaired and the Trans-
Siberian Gold plc impairment was reversed. In 2008, the Trans-Siberian Gold plc, Société des Mines de Morila S.A., Amikan Holding
Limited, AS APK Limited and Margaret Water Company investments were impaired. The impairment tests considered the investment's fair value and anticipated future cash flows. Impairments of $10m, R76m (2008: $44m, R440m) were recorded. An impairment reversal of $10m, R75m was recorded. In 2009, no deferred taxation on impairments was raised (2008: $5m, R51m).
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
18   Investments in associates and equity accounted joint ventures (continued)
Investments in associates comprises:
2009
2008
Effective
Name
%
%
Description
Oro Group (Pty) Limited
(1)
25 25 Manufacture and wholesale of jewellery.
Margaret Water Company 33.3 33.3 Pumping of underground water in the Vaal River Region.
Orpheo (Pty) Limited 33.3 – Design, manufacture and wholesale of jewellery.
Wonder Wise Holdings Limited 25 – Marketing and wholesale of jewellery.
Trans-Siberian Gold plc
(1) (2)
29.7 29.7 Exploration and development of gold mines.
B2Gold Corporation
(3)
–
15.4        Mineral exploration.
(1)
Equity accounting is based on results to 30 September 2009, adjusted for material transactions.
(2)
At 31 December 2009, the fair value of our investment in Trans-Siberian Gold plc was $12m, R89m (2008: $5m, R43m).
(3)
As a result of not meeting the significant influence criteria, during June 2009 the group transferred its interest in B2Gold
Corporation (listed on the Toronto Stock Exchange), to other investments (note 19). B2Gold Corporation was equity accounted up to the date of transfer.
Summarised financial information of equity accounted associates is as follows (not attributable):
2008
2009
Figures in million
2009
2008
SA Rands
US Dollars
Statement of financial position
1,596 661 Non-current assets 89 169
1,199 328 Current assets 44 127
2,795 989 Total assets 133 296
183 129 Non-current liabilities 17 19
280 166 Current liabilities 23 30
463 295 Total liabilities 40 49
2,332 694 Net assets 93 247
Income statement
475 521 Revenue 62 58
(537) (780) Costs and expenses (94) (64)
(6) (3) Taxation – (1)
(68) (262) Loss after taxation (32) (7)
P

Group Annual Financial Statements 2009

18 Investments in associates and equity accounted joint ventures (continued)
Investments in equity accounted joint ventures comprises:
2009
2008
Effective
Name
%
%
Description
Kibali Goldmines s.p.r.l. 45 – Exploration and development of gold mines.
Société des Mines de Morila S.A. 40 40 Commercial exploitation of gold.
Société d’Exploitation des Mines
d’Or de Sadiola S.A.
(1)
41 38 Commercial exploitation of gold.
Société d’Exploitation des Mines
d’Or de Yatela S.A. 40 40 Commercial exploitation of gold.
AGA-Polymetal Strategic Alliance
(2)
50 50 Exploration and development of gold mines.
AuruMar (Pty) Limited 50 – Global exploration of marine deposits containing gold as the primary mineral.
(1)
Effective 29 December 2009, AngloGold Ashanti Limited increased its holding in Société d'Exploitation des Mines d’Or de
Sadiola S.A. from 38% to 41%.
(2)
Equity accounting is based on results to 30 September 2009, adjusted for material transactions. The AGA-Polymetal
Strategic Alliance consists of the AGA-Polymetal Strategic Alliance Management Company, Amikan Holding Limited, AS
APK Holdings Limited, Imizoloto Holdings Limited and Yeniseiskaya Holdings Limited. During December 2009, Amikan
Holding Limited was transferred to non-current assets and liabilities held for sale (note 25).
During 2008 the group sold its 50% interest in Nufcor International Limited, which is involved in the trading of uranium and uranium related services. Equity accounting for 2008 was based on results to 30 June 2008 being the date of the sale.
Summarised financial information of equity accounted joint ventures is as follows (not attributable):
2008
2009
Figures in million
2009
2008
SA Rands
US Dollars
Statement of financial position
4,449 4,428 Non-current assets 596 471
3,932 3,304 Current assets 445 416
8,381 7,732 Total assets 1,041 887
1,553 897 Non-current liabilities 121 164
1,485 806 Current liabilities 108 157
3,038 1,703 Total liabilities 229 321
5,343 6,029 Net assets 812 566
Income statement
4,001 7,367 Revenue 912 475
(4,953) (4,284) Costs and expenses (534) (596)
(1,122) (998) Taxation (121) (136)
(2,074) 2,085 Profit (loss) after taxation 257 (257)
AngloGold Ashanti Annual Financial Statements 2009
Group financials
For the year ended 31 December
Group – Notes to the financial statements
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
2008
2009
Figures in million
2009
2008
SA Rands
US Dollars
19 Other investments
Listed investments
Available for sale
226 162 Balance at beginning of year 17 34
43 75 Additions 9 5
(31) (14) Disposals (2) (4)
Transfer of B2Gold Corporation from investment in
– 221 associates 26 –
(51) 482 Fair value adjustments 57 (6)
(42) – Impairments (notes 6 and 14)
(1)
– (6)
17 (97) Translation 4 (6)
162 829 Balance at end of year 111 17
Available for sale listed investments consist of investments in ordinary shares.
Available for sale investments primarily consist of:
76 407 International Tower Hill Mines Limited 55 8
– 248 B2Gold Corporation 33 –
Various listed investments held by Environmental
66 80 Rehabilitation Trust Fund 11 7
18 60 Red 5 Limited 8 2
– 24 Commander Resources Limited 3 –
– 8 Laurentian Goldfields Limited 1 –
2 2 Other – –
162 829 111 17
The group’s available for sale listed equity investments are susceptible to market price risk arising from uncertainties about the future values of the listed equity investments. The group manages the equity price risk through diversification.
At the reporting date, the majority of listed equity investments were listed on the Toronto TSX Venture Exchange, the Toronto Stock
Exchange and the JSE.
Based on the share price of International Tower Hill Mines Limited (ITH) over the past year and carrying value at 31 December 2009 of $55m, R407m, if ITH achieved the high that it achieved during 2009 of 8 Canadian dollars per share, other comprehensive income
(OCI) would increase by $4m, R33m. If it achieved the low of 1.57 Canadian dollars per share, OCI would decrease by $43m, R320m, if objective evidence of impairment existed, an impairment of $9m, R27m would be recognised in the income statement.
Based on the share price of B2Gold Corporation over the past year and carrying value at 31 December 2009 of $33m, R248m, if
B2Gold Corporation achieved the high that it achieved during 2009 of 1.46 Canadian dollars per share, OCI would increase by $7m,
R55m. If it achieved the low of 0.45 Canadian dollars per share, OCI would decrease by $21m, R156m, if objective evidence of impairment existed, an impairment of $17m, R120m would be recognised in the income statement.
The exposure to listed shares at fair value on the JSE was $11m, R80m. An analysis based on the assumption that the equity index
(ALSI on the JSE) had increased/decreased by 10% with all other variables held constant and all the group’s JSE listed equity investments moved according to the ALSI, would impact OCI by $1.1m, R8m.
Based on the share price of Red 5 Limited over the past year and carrying value at 31 December 2009 of $8m, R60m, if Red 5
Limited achieved the high that it achieved during 2009 of 0.18 Australian dollars per share, OCI would increase by $2m, R16m. If it achieved the low of 0.04 Australian dollars per share, OCI would decrease by $6m, R43m.
(1)
During 2008, the Red 5 Limited investment and Dynasty Gold Corporation shares were impaired by $4m, R29m and $2m, R13m respectively.
P

Gr
oup Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Group financials
For the year ended 31 December
Group – Notes to the financial statements
2008
2009
Figures in million
2009
2008
SA Rands
US Dollars
19 Other investments (continued)
Listed investments (continued)
Held to maturity
104 104 Balance at beginning of year 11 15
50 58 Additions 7 6
(50) (88) Maturities (11) (6)
– – Translation 3 (4)
104 74 Balance at end of year 10 11
Rehabilitation Trust Fund administered by RMB Private
Bank comprising:
89 74 Government bonds 10 9
15 – Quasi – Government bonds – 2
104 74 10 11
266 903 Book value of listed investments 121 28
278 906 Market value of listed investments 121 29
The market value of held to maturity bonds is $10m,
R77m (2008: $12m, R116m). The market value has a
sensitivity of R44m (2008: R34m) for a 1% change in
interest rates.
Unlisted investments
Available for sale
2 2 Balance at beginning of year – –
– 27 Additions 4 –
– (3) Translation – –
2 26 Balance at end of year 4 –
Available for sale unlisted investments consist primarily
of XDM Resources Limited.
There is no active market for the unlisted equity
investments and fair value cannot be reliably measured.
The unlisted equity investments are carried at cost. The
group does not intend to sell the investments in the
foreseeable future.
Held to maturity
367 357 Balance at beginning of year 38 54
725 541 Additions
(2)
65 88
(653) (525) Maturities (63) (79)
Re-allocation of Environmental Protection Agency Bond
(99) – to cash restricted for use – (12)
17 – Translation 10 (13)
357 373 Balance at end of year 50 38
Unlisted investments – held to maturity include:
Negotiable Certificates of Deposit – Rehabilitation Trust
306 319 Fund administered by RMB Private Bank 43 32
33 36 Nufcor Uranium Trust Fund 5 3
18 18 Other 2 3
357 373 50 38
359 399 Book value of unlisted investments 54 38
360 399 Fair value of unlisted investments 54 38
625 1,302 Total book value of other investments (note 36) 175 66
638 1,305 Total fair value of other investments 175 67
(2)
Additions to unlisted investments consist of contributions to the Environmental Rehabilitation Trust Fund and the Nufcor Uranium
Trust Fund. These investments are collateral for certain of the group’s environmental obligations.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
2008
2009
Figures in million
2009
2008
SA Rands
US Dollars
20 Inventories
Non-current
Raw materials
2,395 2,356 – heap-leach inventory 317 254
303 144 – ore stockpiles 19 32
2,698 2,500 Total metal inventories 336 286
12 8 Mine operating supplies 1 1
2,710 2,508 337 287
Current
Raw materials
1,704 1,567 – ore stockpiles 211 181
460 300 – heap-leach inventory 40 49
Work in progress
656 552 – gold in process 74 69
Finished goods
352 556 – gold doré/bullion 75 37
222 255 – by-products 34 23
3,394 3,230 Total metal inventories 434 359
2,269 1,872 Mine operating supplies 252 240
5,663 5,102 686 599
8,373 7,610 Total inventories
(1)
1,023 886
(1)
The amount of the write-down of ore stockpiles, gold
in process, gold doré/bullion, by-products and mine
operating supplies to net realisable value, and
recognised as an expense is $48m, R412m
(2008: $60m, R530m). This expense is included in
cost of sales which is disclosed in note 4.
21 Other non-current assets
– 38 AngloGold Ashanti Limited Pension Fund (note 29) 5 –
Defined benefit post-retirement medical asset for Rand
17 16 Refinery employees (note 29) 2 2
Loans and receivables
Loan repayable between 31 December 2009 and
7 5 31 December 2011 bearing interest at 3% per annum 1 1
Other interest-bearing loan – repayable monthly to
June 2010 at South African prime bank overdraft
3 2 rates less 2% – –
Other non-interest bearing loans and receivables –
7 5 repayable on various dates – –
34 66 8 3
Current portion of other non-current assets included in
(2) (3) current assets – –
32 63 8 3
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Group financials
For the year ended 31 December
Group – Notes to the financial statements
2008
2009
Figures in million
2009
2008
SA Rands
US Dollars
22 Trade and other receivables
Non-current
102 199 Prepayments and accrued income 27 11
334 417 Recoverable tax, rebates, levies and duties
(1)
56 35
149 172 Other debtors 23 16
585 788 106 62
Current
367 334 Trade debtors 45 39
1,009 384 Prepayments and accrued income 52 107
608 608 Recoverable tax, rebates, levies and duties
(1)
82 64
40 35 Amounts due from related parties 5 4
12 13 Interest receivable 2 1
40 45 Other debtors 5 5
2,076 1,419 191 220
2,661 2,207 Total trade and other receivables 297 282
Current trade debtors are non-interest bearing and are generally on terms less than 90 days.
There is no concentration of credit risk with respect to trade receivables, as the group has a large number of internationally dispersed customers.
There is a concentration of risk in respect of recoverable value added tax and fuel duties from the Tanzanian government.
As at 31 December 2009, trade and other receivables were impaired by $34m, R251m (2008: $2m, R14m).
(1)
Recoverable tax, rebates, levies and duties includes the following:
Recoverable value added tax due from the Tanzanian government amounts to $36m, R268m at 31 December 2009 (2008: $16m,
R151m). The last audited value added tax return was for the period ended 31 October 2009 and at 31 December 2009 $28m,
R209m (2008: $15m, R142m) was still outstanding and $8m, R59m (2008: $1m, R9m) is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Tanzanian government in terms of previous audits. The amounts outstanding have been discounted to their present value at a rate of 7.82%.
Recoverable fuel duties from the Tanzanian government amounts to $48m, R357m at 31 December 2009 (2008: $37m, R350m).
Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities. Claims for the refund of fuel duties amounting to $44m, R327m (2008: $16m, R151m) have been lodged with the Customs and Excise authorities, which are still outstanding, whilst claims for a refund of $4m, R30m (2008: $21m, R199m)
have not yet been submitted. The accounting processes for the unauthorised amount are in accordance with the processes advised by the Tanzanian government in terms of previous authorisations. The amounts outstanding have been discounted to their present value at a rate of 7.82%.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
2008
2009
Figures in million
2009
2008
SA Rands
US Dollars
23 Cash restricted for use
81 60 Cash restricted by prudential solvency requirements 8 9
Cash balances held by an Employee Share Scheme
– 1 Trust Fund – –
Cash balances held by Environmental Rehabilitation
326 391 Trust Funds 53 34
– 21 Cash balances held by the Tropicana joint venture 3 –
8 8 Other 1 1
415 481 (notes 36 and 37) 65 44
24 Cash and cash equivalents
2,141 2,535 Cash and deposits on call 341 226
3,297 5,641 Money market instruments 759 349
5,438 8,176 (notes 36 and 37) 1,100 575
25 Non-current assets and liabilities
held for sale
Effective 17 February 2009, the interest in the Tau Lekoa
mine together with the adjacent Weltevreden,
Jonkerskraal and Goedgenoeg project areas in South
Africa were classified as held for sale. Tau Lekoa was
previously recognised as a combination of tangible
assets, current assets and current and long-term
liabilities. The company has agreed to sell Tau Lekoa,
subject to conditions precedent usual to a transaction of
this nature, to Simmer and Jack Mines Limited
(Simmers).
Purchase consideration consists of two components: an
initial cash payment or combination of cash payment
and Simmers shares together with future royalty
payments.
The effective date will occur on the later of 1 January
2010, or the first day in the calendar month following the
fulfilment of all conditions precedent to the transaction.
The company will continue to operate Tau Lekoa until
the effective date with appropriate joint management
arrangements with Simmers.
Following the classification of Tau Lekoa as held for sale,
an impairment loss of $27m, R200m was recognised in
2009 to reduce the carrying amount of the disposal
– 529 group to the fair value less costs to sell (notes 6 and 14). 71 –
Effective December 2007, Rand Refinery allocated parts
of its premises that were no longer utilised $1m, R10m
(previously recognised as tangible assets), to assets held
for sale. On 1 April 2008, a sale agreement was
concluded subject to the suspensive condition regarding
rezoning of the land and transfer of title deeds. Rand
Refinery currently awaits the rezoning transfer
notification from the municipal and deeds office in order
10 10 to conclude the sales transaction. 1 1
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Group financials
For the year ended 31 December
Group – Notes to the financial statements
2008
2009
Figures in million
2009
2008
SA Rands
US Dollars
25 Non-current assets and liabilities
held for sale (continued)
Effective 2 December 2009, Amikan Holding Limited
(Amikan) was classified as held for sale.
AngloGold Ashanti Holdings plc, a wholly owned
subsidiary entered into a memorandum of understanding
with Polyholding Limited relating to the disposal of
Amikan. Amikan was previously recognised as an equity
accounted investment. Completion is expected to occur
on or before 30 April 2010. An impairment loss of $9m,
R75m was recognised in share of equity accounted
investments’ profit (loss) to reduce the carrying
amount of the investment to fair value less costs to
– 111 sell (note 8). 15 –
Effective 31 December 2008, the 33.33% joint venture
interest in Boddington Gold Mine was classified as held
for sale. The 33.33% joint venture interest in Boddington
Gold Mine was previously recognised as a combination
of tangible assets, goodwill and current assets. The
33.33% joint venture interest in the Boddington Gold
Mine was sold, subject to conditions precedent, to
Newmont Mining Corporation.
On 26 June 2009 AngloGold Ashanti Limited announced
that the sale had been completed in accordance with
the sale agreement with all conditions precedent being
met. A profit on disposal of $62m, R523m was realised
7,487 – on the sale of Boddington. – 792
7,497 650 Total non-current assets held for sale 87 793
Non-current liabilities held for sale relating to Tau Lekoa
– 56 being classified as held for sale. 7 –
Non-current liabilities held for sale relating to 33.33%
joint venture interest in Boddington Gold Mine being
456 – classified as held for sale. – 48
456 56 Total non-current liabilities held for sale 7 48
26 Share capital and premium
Share capital
Authorised
600,000,000 (2008: 400,000,000) ordinary shares of
100 150 25 SA cents each 23 17
1 1 4,280,000 E ordinary shares of 25 SA cents each – –
2,000,000 A redeemable preference shares of
1 1 50 SA cents each – –
5,000,000 B redeemable preference shares of
– – 1 SA cent each – –
102 152 23 17
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
2008
2009
Figures in million
2009
2008
SA Rands
US Dollars
26 Share capital and premium
(continued)
Issued and fully paid
362,240,669 (2008: 353,483,410) ordinary shares of
88 90 25 SA cents each
(1)
16 15
3,794,998 (2008: 3,966,941) E ordinary shares of
1 1 25 SA cents each – –
2,000,000 (2008: 2,000,000) A redeemable preference
1 1 shares of 50 SA cents each – –
778,896 (2008: 778,896) B redeemable preference
– – shares of 1 SA cent each – –
90 92 16 15
Treasury shares held within the group:
2,778,896 (2008: 2,778,896) A and B redeemable
(1) (1) preference shares held within the group – –
665,862 (2008: 855,649) ordinary shares held within the
– – group
(2)
– –
2,394,998 (2008: 2,566,941) E ordinary shares held
(1) (1) within the group
(2)
– –
88 90 16 15
Share premium
23,253 38,158 Balance at beginning of year 5,609 3,737
14,927 2,436 Ordinary shares issued
(1)
312 1,875
(22) (22) E ordinary shares cancelled (2) (3)
38,158 40,572 5,919 5,609
Less: held within the group
(313) (313) Redeemable preference shares (53) (53)
(272) (212) Ordinary shares (32) (39)
(325) (303) E ordinary shares (45) (47)
37,248 39,744 5,789 5,470
37,336 39,834 Share capital and premium 5,805 5,485
(1)
During September 2009, AngloGold Ashanti Limited issued 7,624,162 ordinary shares at an issue price of R288.32 per share in terms of an equity offering. Total proceeds of $284m, R2.2bn was received. During July 2008, 69,470,442 rights offer shares were issued at a subscription price of R194.00 per share. Total proceeds of $1.7bn, R13.5bn were raised.
(2)
These shares relate to the Black Economic Empowerment transactions more fully described in note 11 and as a result participate in dividends declared by the group.
The rights and restrictions applicable to the A and B redeemable preference shares:
A redeemable preference shares are entitled to:
•
an annual dividend, after payment in full of the annual dividend on the B preference shares, equivalent to the balance of after tax profits from mining the Moab Mining Right Area; and
•
on redemption, the nominal value of the shares and a premium per share equal to the balance of the net proceeds from disposal of assets relating to the Moab Mining Right Area, after redemption in full of the B preference shares and payments of the nominal value of the A preference shares.
B redeemable preference shares are entitled to:
•
an annual dividend limited to a maximum of 5% of their issue price from the period that profits are generated from the Moab Mining
Right Area; and
•
on redemption, the nominal value of the shares and a premium of up to R249.99 per share provided by the net proceeds from disposal of the assets relating to the Moab Mining Right Area.
The Moab Mining Right Area consists of the Moab Khotsong mine operations.
The B preference shares will only be redeemed from any net proceeds remaining after the disposal of the Moab Mining Right Area following permanent cessation of mining activities. The maximum redemption price will be R250 per share.
In the event of any surplus remaining after the redemption in full of the B preference shares, the A preference shares will be redeemable at such value as would cover the outstanding surplus.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Group financials
For the year ended 31 December
Group – Notes to the financial statements
2008
2009
Figures in million
2009
2008
SA Rands
US Dollars
27 Borrowings
Unsecured
Syndicated loan facility ($1,150m) – Drawn down in
7,931 7,616 US dollars and Australian dollars
(1)
1,024 839
Interest charged at LIBOR plus 0.4% per annum. Loan
is repayable in December 2010 and is US dollar-based
and is subject to debt covenant arrangements for which
no default event occurred.
– 4,433 3.5% convertible bonds
(2)
596 –
Semi-annual coupons are paid at 3.5% per annum and
the bonds are convertible into ADS’s up to May 2014
and are US dollar-based. The bonds are convertible, at
the holders option, at an initial price of $47.6126 per
ADS and in certain circumstances for a cash settlement.
AngloGold Ashanti Limited may redeem by giving
between 30 and 90 days notice to the bondholders at
any time after 11 June 2012, if the price of the ADS’s
exceeds 130% of the conversion price for more than
20 consecutive dealing days, five days prior to notice or
at any time if conversion rights have been exercised or
purchases effected on 85% of the bonds issued.
9,492 – 2.375% convertible bonds
(3)
– 1,004
Semi-annual coupons were paid at 2.375% per annum,
the bonds were convertible at the holders’ option into
ADS’s up to February 2009, and were US dollar-based.
The bonds were convertible at a price of $65.00 per
ADS. The entire amount of $1bn of the Standard
Chartered term facility available as at 26 February 2009
was drawn down to refinance the $1bn convertible
bonds issued by AngloGold Ashanti Holdings plc, which
matured on 27 February 2009.
– 1,772 Standard Chartered term facility
(4)
238 –
Interest is charged at a margin over the lenders’ cost of
funds (subject to a cap of 1.25% plus LIBOR) of 4.25%.
Loan is repayable on 24 August 2010 and is US dollar-
based.
101 58 Santander Banespa 8 11
Interest is charged at LIBOR plus 1.45% per annum.
Loan is repayable in quarterly instalments terminating in
September 2011 and is US dollar-based.
– 48 Santander Banespa 6 –
Interest is charged at 6% per annum. Loans are
repayable in monthly instalments terminating in
November 2013 and April 2014 and are BRL-based.
Various US dollar-based loans and overdrafts with
interest rates ranging from 3.72% to 8.69% were repaid
459 – during 2009. – 48
17,983 13,927 Total unsecured borrowings 1,872 1,902
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
2008
2009
Figures in million
2009
2008
SA Rands
US Dollars
27 Borrowings (continued)
Secured
Finance leases
254 258 Turbine Square Two (Pty) Limited 35 27
The leases are capitalised at an implied interest rate of
9.8% per annum. Lease payments are due in monthly
instalments terminating in March 2022 and are rand-
based. The buildings financed are used as security for
these loans (note 37).
– 115 Caterpillar Financial Services Corporation 16 –
Interest charged at an average rate of 5.46% per annum.
Loans are repayable in monthly instalments terminating in
December 2014 and are US dollar-based. The equipment
financed is used as security for these loans.
– 48 Mazuma Capital Corporation 7 –
Interest charged at an average rate of 5.6% per annum.
Loans are repayable in monthly instalments terminating
in November 2012 and are US dollar-based. The
equipment financed is used as security for these loans.
24 – Senstar Capital Corporation – 3
Interest was charged at an average rate of 6.6% per
annum. Loans were repaid in monthly instalments
terminating in December 2009 and were US dollar-
based. The equipment financed was used as security for
these loans.
8 7 CSI Latina Arrendamento Mercantil S.A. 1 1
Interest is charged at a rate of 6.74% per annum. Loan
is repayable in monthly instalments terminating in
February 2012 and is BRL-based. The equipment
financed is used as security for these loans.
1 – Vehicle leases – –
Interest charged at a rate of 15.5% per annum. Loans
are repayable in monthly instalments terminating in
February 2011 and are rand-based. The vehicles
financed are used as security for these loans.
18,270 14,355 Total borrowings (notes 36 and 37) 1,931 1,933
(10,046) (9,493) Current portion of borrowings included in current liabilities (1,277) (1,063)
8,224 4,862 Total long-term borrowings 654 870
Amounts falling due
10,046 9,493 Within one year 1,277 1,063
7,965 79 Between one and two years 11 843
114 4,543 Between two and five years 611 12
145 240 After five years 32 15
18,270 14,355 (notes 36 and 37) 1,931 1,933
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Group financials
For the year ended 31 December
Group – Notes to the financial statements
2008
2009
Figures in million
2009
2008
SA Rands
US Dollars
27 Borrowings (continued)
Currency
The currencies in which the borrowings are denominated
are as follows:
12,982 14,042 US dollar 1,889 1,384
255 258 SA rand 35 27
4,924 – Australian dollar – 521
109 55 Brazilian real 7 1
18,270 14,355 (notes 36 and 37) 1,931 1,933
Undrawn facilities
Undrawn borrowing facilities as at 31 December are as
follows:
– 1,859 Standard Chartered PLC – US dollar 250 –
3,092 929 Syndicated loan ($1,150m) – US dollar 125 327
473 372 FirstRand Bank Limited – US dollar 50 50
397 312 Absa Bank Limited – US dollar 42 42
19 15 Nedbank Limited – US dollar 2 2
220 220 FirstRand Bank Limited – SA rand 30 23
185 185 Standard Bank of SA Limited – SA rand 25 20
50 105 Nedbank Limited – SA rand 14 5
30 30 Absa Bank Limited – SA rand 4 3
4,466 4,027 542 472
(1)
Syndicated loan facility ($1,150m)
7,922 7,621 Drawn down in US dollars and Australian dollars 1,025 838
(28) (9) Unamortised loan issue costs (1) (3)
7,894 7,612 1,024 835
37 4 Accrued interest – 4
7,931 7,616 1,024 839
(2)
3.5% convertible bonds
– 5,450 Senior unsecured fixed-rate bonds 733 –
– (1,033) Unamortised discount and bond issue costs (139) –
– 4,417 594 –
– 16 Accrued interest 2 –
– 4,433 596 –
(3)
2.375% convertible bonds
9,455 – Senior unsecured fixed-rate bonds – 1,000
(40) – Unamortised discount and bond issue costs – (4)
9,415 – – 996
77 – Accrued interest – 8
9,492 – – 1,004
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
2008
2009
Figures in million
2009
2008
SA Rands
US Dollars
27 Borrowings (continued)
(4)
Standard Chartered term facility
– 1,860 Drawn down 250 –
– (103) Unamortised loan issue costs (14) –
– 1,757 236 –
– 15 Accrued interest 2 –
– 1,772 238 –
On 24 August 2009, AngloGold Ashanti Limited
completed an amendment to the Standard Chartered
term facility by prepaying an amount of $750m and
satisfying certain other conditions. As a result the
balance of the Standard Chartered term facility has been
converted into a new term loan of $250m (the 2009 term
facility) and a new revolving credit facility of $250m has
been made available (the 2009 Revolving Credit Facility).
The 2009 term facility and the 2009 Revolving Credit
Facility will each mature on 24 August 2010 (extendable,
if required, at the option of AngloGold Ashanti Limited
until 24 August 2011) and will bear an interest margin of
4.25% per annum over the higher of the applicable
LIBOR and the lenders’ cost of funds (subject to a cap
of LIBOR plus 1.25% per annum).
28 Environmental rehabilitation and
other provisions
Environmental rehabilitation obligations
Provision for decommissioning
1,281 1,525 Balance at beginning of year 161 188
(74) (51) Change in estimates
(1)
(6) (9)
21 – Additions – 3
(8) (21) Transfer of liability to assets held for sale (2) (1)
79 59 Unwinding of decommissioning obligation (note 7) 7 10
(2) – Utilised during the year – –
228 (167) Translation 21 (30)
1,525 1,345 Balance at end of year 181 161
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Group financials
For the year ended 31 December
Group – Notes to the financial statements
2008
2009
Figures in million
2009
2008
SA Rands
US Dollars
28 Environmental rehabilitation and
other provisions (continued)
Environmental rehabilitation obligations (continued)
Provision for restoration
1,591 2,037 Balance at beginning of year 215 234
123 21 Charge to income statement 3 15
52 10 Change in estimates
(1)
1 6
32 – Additions – 4
(160) (13) Transfer of liability to assets held for sale (2) (19)
79 60 Unwinding of restoration obligation (note 7) 7 10
(60) (64) Utilised during the year (8) (7)
380 (287) Translation 21 (28)
2,037 1,764 Balance at end of year 237 215
Other provisions
304 298 Balance at beginning of year 32 45
28 23 Charge to income statement 3 3
2 3 Change in estimates – –
11 – Additions – 1
– (22) Transfer to trade and other payables (3) –
1 1 Unwinding of other provisions (note 7) – –
(73) (84) Utilised during the year (10) (9)
25 23 Translation 11 (8)
298 242 Balance at end of year 33 32
Other provisions comprise the following:
– provision for labour and civil claim court settlements
294 232 in South America
(2)
32 31
– provision for employee compensation claims in
4 10 Australasia
(3)
1 1
298 242 33 32
3,860 3,351 Total environmental rehabilitation and other provisions 451 408
(1)
The change in estimates relates to changes in laws and regulations governing the protection of the environment and factors relating to rehabilitation estimates and a change in the quantities of material in reserves and corresponding change in the life of mine plan. These provisions are expected to unwind beyond the end of the life of mine.
(2)
Comprises claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims relating to levies and surcharges and closure costs of old tailings operations. The liability is expected to unwind over the next two-to five-year period.
(3)
Comprises workers compensation claims filed by employees in Australasia with regard to work-related incidents. The liability is expected to unwind over the next three-to five-year period.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
2008
2009
Figures in million
2009
2008
SA Rands
US Dollars
29 Provision for pension and post-
retirement benefits
Defined benefit plans
The group has made provision for pension, provident
and medical schemes covering substantially all
employees. The retirement schemes consist of the
following:
100 (38) AngloGold Ashanti Limited Pension Fund (asset) liability (5) 11
Post-retirement medical scheme for AngloGold Ashanti
1,070 1,095 Limited South African employees 147 113
106 68 Other defined benefit plans
(1)
10 11
1,276 1,125 Sub-total 152 135
Transferred to other non-current assets (note 21):
– 38 – AngloGold Ashanti Limited Pension Fund 5 –
– Post-retirement medical scheme for Rand Refinery
17 16 employees 2 2
1,293 1,179 159 137
(1)
Other defined benefit plans comprise the following:
8 1 – Ashanti Retired Staff Pension Plan – 1
86 59 – Obuasi Mines Staff Pension Scheme 9 9
– Post-retirement medical scheme for Rand Refinery
(17) (16) employees (asset) (2) (2)
20 17 – Retiree Medical Plan for North American employees 2 2
– Supplemental Employee Retirement Plan (SERP)
9 7 for North America (USA) Inc. employees 1 1
– Retiree Medical Plan for Nufcor South Africa
– – employees (asset) – –
106 68 10 11
AngloGold Ashanti Limited Pension Fund
The plan is evaluated by independent actuaries on an
annual basis as at 31 December of each year. The
valuation as at 31 December 2009 was completed at
the beginning of 2010 using the projected unit credit
method. In arriving at their conclusions, the actuaries
took into account reasonable long-term estimates of
inflation, increases in wages, salaries and pensions as
well as returns on investments.
A formal statutory valuation is required by legislation
every three years. The previous statutory valuation had
an effective date of 31 December 2005, and was
completed in June 2006. The statutory valuation
effective 31 December 2008 is in the process of being
finalised and should be submitted to the Registrar of
Pension Funds before 31 March 2010. The next
statutory valuation of the Fund will have an effective date
no later than 31 December 2011.
All South African pension funds are governed by the
Pension Funds Act of 1956 as amended.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Group financials
For the year ended 31 December
Group – Notes to the financial statements
2008
2009
Figures in million
2009
2008
SA Rands
US Dollars
29 Provision for pension and post-
retirement benefits (continued)
AngloGold Ashanti Limited Pension Fund (continued)
Information with respect to the AngloGold Ashanti
Limited Pension Fund is as follows:
Benefit obligation
1,753 1,885 Balance at beginning of year 199 257
49 51 Current service cost 6 6
139 137 Interest cost 16 17
14 13 Participants’ contributions 2 2
132 (20) Actuarial (gain) loss (2) 16
(202) (68) Benefits paid (8) (24)
– – Translation 56 (75)
1,885 1,998 Balance at end of year 269 199
Plan assets
1,997 1,785 Balance at beginning of year 188 293
214 165 Expected return on plan assets 20 26
(276) 99 Actuarial gain (loss) 12 (33)
38 42 Company contributions 5 5
14 13 Participants’ contributions 2 2
(202) (68) Benefits paid (8) (24)
– – Translation 55 (81)
1,785 2,036 Fair value of plan assets at end of year 274 188
(100) 38 Funded (unfunded) status at end of year 5 (11)
(100) 38 Net amount recognised 5 (11)
Components of net periodic benefit cost
139 137 Interest cost 16 17
49 51 Current service cost 6 6
(214) (165) Expected return on assets (20) (26)
(26) 23 Net periodic benefit cost 2 (3)
Assumptions
Assumptions used to determine benefit obligations at the end of the year are as follows:
Discount rate
9.25% 7.25%
Rate of compensation increase
(1)
7.50% 5.25%
Expected long-term return on plan assets
(2)
10.63% 9.28%
Pension increase 4.95% 3.60%
(1)
The short-term compensation rate increase is 7% (2008: 10%) and the long-term compensation rate increase is 7.5% (2008: 5.25%).
(2)
The expected long-term return on plan assets is determined using the after tax yields of the various asset classes as a guide.
Plan assets
AngloGold Ashanti Limited’s pension plan asset allocations at the end of the year, by asset category, are as follows:
Equity securities 60% 58%
Debt securities 32% 37%
Other 8% 5%
100% 100%
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
29 Provision for pension and post-retirement benefits (continued)
AngloGold Ashanti Limited Pension Fund (continued)
Investment policy
The Trustees have adopted a long-term horizon in formulating the Fund’s investment strategy, which is consistent with the term of the Fund’s liabilities. The investment strategy aims to provide a reasonable return relative to inflation across a range of market conditions.
The Trustees have adopted different strategic asset allocations for the assets backing pensioner and active member liabilities.
The strategic asset allocation defines what proportion of the Fund’s assets should be invested in each major asset class.
The Trustees have then selected specialist investment managers to manage the assets in each asset class according to specific performance mandates instituted by the Trustees.
The Trustees have also put in place a detailed Statement of Investment Principles that sets out the Fund’s overall investment philosophy and strategy.
Fund returns are calculated on a monthly basis, and the performance of the managers and Fund as a whole is formally reviewed by the Fund’s Investment Sub-Committee at least every six months.
Percentage
Percentage
Number
of total
Number
of total
of shares
assets
Fair value
of shares
assets
Fair value
US Dollars million
2009
2008
Related parties
Investments held in related parties
are summarised as follows:
Equity securities
AngloGold Ashanti Limited
296,410               4.5%
12
115,970              1.6%
3
Other investments exceeding 5%
of total plan assets
Equities
Sasol Limited
424,680              6.2%
17
–                  –
SABMiller Plc
759,600              8.0%
22
–                  –
Bonds
IFM Corporate Bond Unit Trust
158,630,977               7.3%
20
117,299,950              6.6%
12
Allan Gray Orbis Global Equity Fund
312,715             13.0%
36
316,082            13.4%
25
95 37
SA Rands million
Related parties
Investments held in related parties
are summarised as follows:
Equity securities
AngloGold Ashanti Limited
296,410 4.5% 91
115,970              1.6%
29
Other investments exceeding 5%
of total plan assets
Equities
Sasol Limited
424,680 6.2% 127
–                 –
SABMiller Plc 759,600 8.0% 164
–                 –
Bonds
IFM Corporate Bond Unit Trust
158,630,977 7.3% 148
117,299,950             6.6%
118
Allan Gray Orbis Global Equity Fund 312,715 13.0% 264
316,082           13.4%
240
703 358
Cash flows
Contributions
The company expects to contribute $6m, R41m (2009: $4m, R37m) to its pension plan in 2010.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Group financials
For the year ended 31 December
Group – Notes to the financial statements
2008
2009
Figures in million
2009
2008
SA Rands
US Dollars
29 Provision for pension and post-
retirement benefits (continued)
AngloGold Ashanti Limited Pension Fund (continued)
Estimated future benefit payments
The following pension benefit payments, which reflect the
expected future service, as appropriate, are expected to
be paid:
127
2010
17
127
2011
17
128
2012
17
129
2013
17
130
2014
17
1,357
Thereafter
184
Post-retirement medical scheme for AngloGold
Ashanti Limited South African employees
The provision for post-retirement medical funding
represents the provision for health care benefits for
employees and retired employees and their registered
dependants.
The post-retirement benefit costs are assessed in
accordance with the advice of independent professionally
qualified actuaries. The actuarial method used is the
projected unit credit funding method. This scheme is
unfunded. The last valuation was performed as at
31 December 2009.
Information with respect to the defined benefit
liability is as follows:
Benefit obligation
1,121
1,070
Benefit obligation at beginning of year
113
165
6
4
Current service cost
1
1
89
75
Interest cost
9
11
(86)
(86)
Benefits paid
(10)
(11)
(60)
32
Actuarial loss (gain)
4
(7)
–
–
Translation
30
(46)
1,070
1,095
Balance at end of year
147
113
(1,070)
(1,095)
Unfunded status at end of year
(147)
(113)
(1,070)
(1,095)
Net amount recognised
(147)
(113)
Components of net periodic benefit cost
6
4
Current service cost
1
1
89
75
Interest cost
9
11
95
79
Net periodic benefit cost
10
12
Assumptions
Assumptions used to determine benefit obligations at
the end of the year are as follows:
Discount rate
9.25%
7.25%
Expected increase in health care costs
7.00%
5.50%
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
2008
2009
Figures in million
2009
2008
SA Rands
US Dollars
29 Provision for pension and post-
retirement benefits (continued)
Post-retirement medical scheme for AngloGold
Ashanti Limited South African employees (continued)
Assumed health care cost trend rates at 31 December:
Health care cost trend assumed for next year 7.00% 5.50%
Rate to which the cost trend is assumed to decline
(the ultimate trend rate) 7.00% 5.50%
1% point Assumed health care cost trend rates have a significant 1% point increase effect on the amounts reported for health care plans. increase
A 1% point change in assumed health care cost trend
rates would have the following effect:
13 Effect on total service and interest cost 2
128 Effect on post-retirement benefit obligation 17
1% point 1% point
decrease decrease
(11) Effect on total service and interest cost (1)
(109) Effect on post-retirement benefit obligation (15)
Cash flows
Contributions
AngloGold Ashanti Limited expects to contribute $14m,
R104m (2009: $22m, R209m) to the post-retirement
medical plan in 2010.
Estimated future benefit payments
The following medical benefit payments, which reflect
the expected future service, as appropriate, are
expected to be paid:
104 2010 14
106 2011 14
105 2012 14
108 2013 15
110 2014 15
562 Thereafter 75
Other defined benefit plans
Other defined benefit plans include the Ashanti Retired Staff Pension Plan, the Obuasi Mines Staff Pension Scheme, the Post-
retirement medical scheme for Rand Refinery employees, the Retiree Medical Plan for North American employees, the Supplemental
Employee Retirement Plan for North America (USA) Inc. employees and the Nuclear Fuels South Africa (NUFCOR) – Retiree Medical
Plan for Nufcor South Africa employees.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Group financials
For the year ended 31 December
Group – Notes to the financial statements
2008
2009
Figures in million
2009
2008
SA Rands
US Dollars
29 Provision for pension and post-
retirement benefits (continued)
Other defined benefit plans (continued)
Information in respect of other defined benefit plans
for the year ended 31 December 2009 has been
aggregated in the tables of change in benefit obligations,
change in plan assets and components of net periodic
benefit cost and is as follows:
Benefit obligation
134
166
Balance at beginning of year
17
18
7
6
Interest cost
–
–
8
(2)
Actuarial (gain) loss
–
–
(16)
(14)
Benefits paid
(1)
(1)
33
(25)
Translation
2
–
166
131
Balance at end of year
18
17
Plan assets
67
60
Fair value of plan assets at beginning of year
6
9
6
4
Expected return on plan assets
–
–
(13)
3
Actuarial gain (loss)
–
(1)
(2)
(3)
Benefits paid
–
–
2
(1)
Translation
2
(2)
60
63
Fair value of plan assets at end of year
8
6
(106)
(68)
Net amount recognised analysed as follows:
(10)
(11)
9
15
– funded plans
2
1
(115)
(83)
– unfunded plans
(12)
(12)
Components of net periodic benefit cost
7
6
Interest cost
–
–
(6)
(4)
Expected return on plan assets
–
–
1
2
Net periodic benefit cost
–
–
Cash flows
The other retirement defined benefit plans are all closed
to new members and current members are either retired
or deferred members. The companies do not make
contributions to these plans.
Estimated future benefit payments
The following pension benefit payments, which reflect
the expected future service, as appropriate, are
expected to be paid:
10
2010
1
10
2011
1
10
2012
1
9
2013
1
9
2014
1
83
Thereafter
13
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
29 Provision for pension and post-retirement benefits (continued)
Five-year defined benefit plan disclosure
Figures in million
2009
2008
2007
2006
2005
US Dollars
AngloGold Ashanti Limited Pension Fund
Defined benefit obligation 269
199                   257                  224                  222
Plan assets (274) (188) (293) (262) (230)
Net (funded) unfunded (5)
11                  (36)
(38) (8)
Experience adjustments on plan liabilities 3
17                      3
14                      6
Experience adjustments on plan assets (12)
33                      1
(40) (41)
Post-retirement medical scheme for
AngloGold Ashanti Limited South African
employees
Defined benefit obligation 147
113                   165                   156                 185
Unfunded 147
113                   165                   156                 185
Experience adjustments on plan liabilities 16
6                    (2)
(8) 6
Other defined benefit plans
Defined benefit obligation 18
17                     18                    19                   18
Plan assets (8) (6) (9) (8) (8)
Unfunded 10
11                       9                    11                   10
Experience adjustments on plan liabilities –
1                       1                     –                   (1)
Experience adjustments on plan assets –
1                       –                     –                     –
SA Rands
AngloGold Ashanti Limited Pension Fund
Defined benefit obligation 1,998
1,885                  1,753              1,568               1,408
Plan assets (2,036) (1,785) (1,997) (1,835) (1,459)
Net (funded) unfunded (38)
100                  (244)
(267) (51)
Experience adjustments on plan liabilities 24
138                      23                  95                    37
Experience adjustments on plan assets (99)
276                        6
(272) (260)
Post-retirement medical scheme for
AngloGold Ashanti Limited South African
employees
Defined benefit obligation 1,095
1,070                   1,121             1,094               1,172
Unfunded 1,095
1,070                    1,121             1,094              1,172
Experience adjustments on plan liabilities 134
46                     (13)
(57) 38
Other defined benefit plans
Defined benefit obligation 131
166                     134                132                  116
Plan assets (63) (60) (67) (63) (56)
Unfunded 68
106                      67                   69                   60
Experience adjustments on plan liabilities (2)
10                       5                    3                    (4)
Experience adjustments on plan assets (3)
13                     (2)
–                    (2)
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Group financials
For the year ended 31 December
Group – Notes to the financial statements
29 Provision for pension and post-retirement benefits (continued)
Defined contribution funds
Contributions to the various retirement schemes are fully expensed during the year in which they are made and the cost of contributing to retirement benefits for the year amounted to $53m, R447m (2008: $49m, R403m).
Australia (Sunrise Dam)
The region contributes to the Australian Retirement Fund for the provision of benefits to employees and their dependants on retirement, disability or death. The fund is a multi-industry national fund with defined contribution arrangements. Contribution rates by the operation on behalf of employees varies, with minimum contributions meeting compliance requirements under the
Superannuation Guarantee legislation. Members also have the option of contributing to approved personal superannuation funds. The contributions by the operation are legally enforceable to the extent required by the Superannuation Guarantee legislation and relevant employment agreements. The cost to the group of all these contributions amounted to $4m, R34m and in 2008, which included the Boddington joint venture, of $3m, R28m.
Ghana and Guinea (Iduapriem, Obuasi and Siguiri)
AngloGold Ashanti Limited’s mines in Ghana and Guinea contribute to provident plans for their employees which are defined contribution plans. The funds are administered by Boards of Trustees and invest mainly in Ghana and Guinea government treasury instruments, fixed term deposits and other investments. The cost of these contributions was $4m, R34m
(2008: $4m, R33m).
Namibia (Navachab)
Navachab employees are members of a defined contribution provident fund. The fund is administered by the Old Mutual insurance company. Both the company and the employees contribute to this fund. The cost to the group of all these contributions amounted to $1m, R10m (2008: $1m, R7m).
North America (Cripple Creek & Victor)
AngloGold Ashanti Limited USA sponsors a 401(k) savings plan whereby employees may contribute up to 60% of their salary, of which up to 5% is matched at a rate of 150% by AngloGold Ashanti Limited USA. AngloGold Ashanti Limited USA’s
contributions were $2m, R14m (2008: $2m, R12m).
South Africa (Great Noligwa, Kopanang, Moab Khotsong, Mponeng, Savuka, Tau Lekoa and TauTona)
South Africa contributes to various industry-based pension and provident retirement plans which cover substantially all employees and are defined contribution plans. These plans are all funded and the assets of the schemes are held in administrated funds separately from the group’s assets. The cost of providing these benefits amounted to $41m, R344m
(2008: $36m, R299m).
South America (AngloGold Ashanti Brasil Mineração, Cerro Vanguardia and Serra Grande).
The AngloGold Ashanti Limited South America region operates defined contribution arrangements for their employees in Brazil.
These arrangements are funded by the operations (basic plan) and operations/employees (optional supplementary plan). A
PGBL (Plano Gerador de Beneficio Livre) fund, similar to the American 401(k) type of plan was started in December 2001.
Administered by Bradesco Previdencia e Seguros (which assumes the risk for any eventual actuarial liabilities), this is the only private pension plan sponsored by the group. Contributions amounted to $1m, R11m (2008: $3m, R24m).
Employees in Argentina contribute 11% of their salaries towards the Argentinean pension fund. The company makes a contribution of 17% of an employee’s salary on behalf of employees to the same fund.
Tanzania (Geita)
Geita does not have a retirement scheme for employees. Tanzanian nationals contribute to the National Social Security Fund
(NSSF) or the Parastatal Provident Fund (PPF), depending on the employee’s choice, and the company also makes a contribution on the employee’s behalf to the same fund. On leaving the group, employees may withdraw their contribution from the fund. From July 2005, the company has set up a supplemental provident fund which is administered by the PPF with membership available to permanent national employees on a voluntary basis. The company makes no contribution towards any retirement schemes for contracted expatriate employees. The company contributes to the NSSF on behalf of expatriate employees. On termination of employment the company may apply for a refund of contributions from the NSSF.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
2008
2009
Figures in million
2009
2008
SA Rands
US Dollars
30 Deferred taxation
Deferred taxation relating to temporary differences is
made up as follows:
Liabilities
9,095 9,883 Tangible assets 1,329 962
156 85 Inventories 11 16
742 9 Derivatives 1 78
46 26 Other 4 5
10,039 10,003 1,345 1,061
Assets
1,449 1,326 Provisions 178 153
1,336 2,488 Derivatives 335 141
1,830 998 Tax losses 134 194
61 43 Other 6 6
4,676 4,855 653 494
5,363 5,148 Net deferred taxation liability 692 567
Included in the statement of financial position as follows:
475 451 Deferred tax assets 61 50
5,838 5,599 Deferred tax liabilities 753 617
5,363 5,148 Net deferred taxation liability 692 567
The movement on the deferred tax balance is as follows:
6,670 5,363 Balance at beginning of year 567 979
119 304 Taxation on items included in other comprehensive income 40 12
(2,816) (166) Income statement movement (17) (289)
(5) – Discontinued operations (note 13) – (1)
(378) – Disposal of assets and investments – (46)
1,773 (353) Translation 102 (88)
5,363 5,148 Balance at end of year 692 567
No provision has been made for South African income
tax or foreign tax that may result from future remittances
of undistributed earnings of foreign subsidiaries or
foreign corporate joint ventures because it is expected
that such earnings will not be distributed as a dividend
in the foreseeable future. These foreign subsidiaries
reinvest the undistributed earnings into future capital
expansion projects, maintenance capital and ongoing
working capital funding requirements. Unrecognised
taxable temporary differences pertaining to undistributed
earnings totalled $409m, R3,045m at 31 December
2009 (2008: $386m, R3,652m).
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Group financials
For the year ended 31 December
Group – Notes to the financial statements
2008
2009
Figures in million
2009
2008
SA Rands
US Dollars
31 Trade, other payables and deferred
income
Non-current
–
58
Accruals
8
–
68
42
Deferred income
5
7
4
–
Amounts due to related parties
–
–
27
8
Other creditors
1
4
99
108
14
11
Current
2,964
2,531
Trade creditors
340
314
1,600
1,569
Accruals
211
169
47
93
Deferred income
13
5
256
–
Unearned premiums on normal sale exempted contracts
–
27
79
139
Other creditors
18
9
4,946
4,332
582
524
5,045
4,440
Total trade, other payables and deferred income
596
535
Current trade and other payables are non-interest
bearing and are normally settled within 60 days.
32 Taxation
1,137
1,033
Balance at beginning of year
109
167
(1,029)
(1,232)
Payments during the year
(147)
(125)
737
1,338
Provision during the year
164
92
Transfer to recoverable tax in non-current trade and
23
3
other receivables
–
3
17
–
Discontinued operations (note 13)
–
2
148
(83)
Translation
16
(30)
1,033
1,059
Balance at end of year
142
109
Included in the balance sheet as follows:
–
127
Taxation asset included in trade and other receivables
17
–
1,033
1,186
Taxation liability
159
109
1,033
1,059
142
109
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
2008
2009
Figures in million
2009
2008
SA Rands
US Dollars
33 Cash generated from operations
(18,058) (1,173) Loss before taxation (121) (1,377)
Adjusted for:
Movement on non-hedge derivatives and other
3,169 14,417 commodity contracts 1,787 (88)
4,620 4,615 Amortisation of tangible assets (notes 4, 9 and 16) 555 560
21 18 Amortisation of intangible assets (notes 4 and 17) 2 2
926 1,146 Finance costs and unwinding of obligations (note 7) 139 114
38 (47) Environmental rehabilitation and other expenditure (6) 6
15,379 (5,148) Operating special items (683) 1,538
(418) (467) Deferred stripping (48) (51)
Fair value adjustment on option component of
(185) 249 convertible bond 33 (25)
(536) (444) Interest received (note 3) (54) (66)
Share of equity accounted investments’ (profit) loss
1,177 (785) (note 8) (94) 138
776 (853) Other non-cash movements (115) 87
(1,221) (951) Movements in working capital (50) (206)
5,688 10,577 1,345 632
Movements in working capital:
(3,588) 634 (Increase) decrease in inventories (155) (151)
(618) 106 (Increase) decrease in trade and other receivables (45) (9)
2,985 (1,691) Increase (decrease) in trade and other payables 150 (46)
(1,221) (951) (50) (206)
34 Related parties
Material related party transactions were as follows:
Sales and services rendered to related parties
95 155 Joint ventures 19 11
– (1) Associates – –
Purchases and services acquired from related parties
15 16 Associates 2 2
Outstanding balances arising from sale of goods
and services and other loans due by related parties
35 34 Joint ventures 5 4
47 59 Associates 8 6
Outstanding balances arising from purchases of
goods and services and other loans owed to related
parties
4 – Other – 1
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Group financials
For the year ended 31 December
Group – Notes to the financial statements
2008
2009
Figures in million
2009
2008
SA Rands
US Dollars
34 Related parties (continued)
Amounts owed to/due by related parties are unsecured
and non-interest bearing. Terms relating to associate
related parties are detailed in note 18.
Details of guarantees to related parties are included in
note 35.
Directors and other key management personnel
Details relating to directors’ emoluments and
shareholdings in the company are disclosed in the
Remuneration and Directors’ reports. (Detailed from
page 196).
Compensation to key management personnel includes
the following:
79
92
– short-term employee benefits
11
10
2
13
– post-employment benefits
1
–
3
23
– share-based payments
3
–
84
128
15
10
35 Contractual commitments and
contingencies
Operating leases
At 31 December 2009, the group was committed to
making the following payments in respect of operating
leases for amongst others, the hire of plant and
equipment and land and buildings. Certain contracts
contain renewal options and escalation clauses for
various periods of time.
Expiry:
201
70
– within one year
9
21
29
13
– between one and two years
2
3
28
28
– between two and five years
4
3
15
1
– after five years
–
2
273
112
15
29
Operating lease commitments include contracts with
minimum notice periods. The 2008 comparative data
have been aligned to replace the commitment related to
the full duration of the contract with the minimum notice
period commitment.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
35 Contractual commitments and contingencies (continued)
Finance leases
The group has finance leases for plant and equipment, buildings and motor vehicles. The leases for plant and equipment and buildings have terms of renewal but no purchase options. The motor vehicle leases have no purchase options. Renewals are at the option of the specific entity that holds the lease. Future minimum lease payments under finance lease contracts together with the present value of the net minimum lease payments are as follows:
Present
Present
value of
Minimum
Minimum
value of
payments
payments
payments
payments
2009
Figures in million
2009
SA Rands
US Dollars
40 73 Within one year 10 5
149 262 After one year but not more than five years 35 20
241 350 More than five years 48 34
430 685 Total minimum lease payments 93 59
– (255) Amounts representing finance charges (34) –
430 430 Present value of minimum lease payments 59 59
2008
2008
28 54 Within one year 6 3
13 114 After one year but not more than five years 12 1
250 383 More than five years 40 27
291 551 Total minimum lease payments 58 31
– (260) Amounts representing finance charges (27) –
291 291 Present value of minimum lease payments 31 31
2008
2009
2009
2008
Capital commitments
Acquisition of tangible assets
1,414 976 Contracted for 131 162
11,362 12,515 Not contracted for 1,683 1,396
12,776 13,491 Authorised by the directors 1,814 1,558
Allocated to:
Project capital
8,384 1,965 – within one year 264 861
658 4,419 – thereafter 594 77
9,042 6,384 858 938
Stay-in-business capital
3,325 5,244 – within one year 705 572
409 1,863 – thereafter 251 48
3,734 7,107 956 620
90 42 Share of underlying capital commitments of joint ventures 6 11
Purchase obligations
Contracted for
2,729 2,573 – within one year 346 289
3,744 713 – thereafter 96 396
6,473 3,286 442 685
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Group financials
For the year ended 31 December
Group – Notes to the financial statements
35 Contractual commitments and contingencies (continued)
Purchase obligations (continued)
Purchase obligations represent contractual obligations for the purchase of mining contract services, power, supplies, consumables, inventories, explosives and activated carbon.
To service these capital commitments, purchase obligations and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations, and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.
The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group’s covenant performance indicates that existing financing facilities will be available to meet the commitments detailed above. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.
Summary of contracted uranium sales as at 31 December 2009
The group has the following forward pricing uranium commitments:
Average
contracted
price
Year
000 lbs
(1)
($/lbs)
(2)
2010
494               34.20
2011
494               35.06
2012-2013
988               36.38
Great Noligwa, Kopanang and Moab Khotsong produced 1.44m pounds of uranium oxide in 2009 (2008: 1.28m pounds).
(1)
Certain contracts allow the buyer to adjust the purchase quantity within a specified range.
(2)
Certain contracts are subject to market related price adjustment mechanisms. In these cases the price disclosed indicates the previous periodic price reset.
In addition, the group has gold sale commitments as disclosed in note 36.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
35 Contractual commitments and contingencies (continued)
Liabilities                          Liabilities
Liabilities
Liabilities
included                           included
included
included
on the   Guarantees
on the    Guarantees
Guarantees
on the   Guarantees
on the
statement            and
statement
and
and
statement
and
statement
of financial
contin-
of financial
contin-
contin-
of financial
contin-
of financial
position
gencies
position
gencies
gencies
position
gencies
position
2008
2009
Figures in million
2009
2008
SA Rands
US Dollars
Contingent liabilities
–                 –                  –
– Groundwater pollution – – – – –
South Africa
(1)
–                 –                  –                  –
Deep groundwater pollution – – –
–                  –
South Africa
(2)
–              524
–              560
Sales tax on gold deliveries – 76 –
 55                  –
Brazil
(3)
–              175
 –             191
Other tax disputes – Brazil
(4)
25 –
 18                  –
–                 –                   –               67
Withholding taxes – Ghana
(5)
9 –
–                   –
Contingent assets
Royalty – Boddington Gold
– – – – Mine
(6)
– – – –
Insurance Claim – Savuka
– – – – Gold Mine
(7)
– – – –
Guarantees
Financial guarantees
–               100
–               100
Oro Group (Pty) Limited
(8)
13 –
11                   –
Hedging guarantees
(9)
3,559              9,335            3,293           3,293
Ashanti Treasury Services
(10)
443 443
987                 376
3,129              3,129            3,213          3,213
Geita Management Company
(11)
432 432
331                 331
1,142               1,142            1,071          1,071
AngloGold South America
(12)
144 144
121                 121
1,117               1,667            1,679          1,679
AngloGold USA Trading
226               226
176                 118
Company
(12)
267                 267
–                  –
Cerro Vanguardia S.A.
(12)
–                 –
28                   28
9,214             16,339           9,256         10,174
1,368             1,245
1,727                  974
Contingent liabilities
(1)
The company has identified groundwater contamination plumes at its Vaal River and West Wits operations in South Africa, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken since 2002 to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The company has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored
Natural Attenuation (MNA) by the existing environment will contribute to improvement in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but are not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination at all South African operations. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.
(2)
The company has identified a flooding and future pollution risk posed by deep groundwater in the Klerksdorp and Far West Rand gold fields. Various studies have been undertaken by AngloGold Ashanti since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, the Department of Mineral Resource and affected mining companies are involved in the development of a “Regional Mine Closure
Strategy”. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Group financials
For the year ended 31 December
Group – Notes to the financial statements
35 Contractual commitments and contingencies (continued)
Contingent liabilities (continued)
(3)
Mineração Serra Grande S.A. (MSG), received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export. AngloGold Ashanti Brasil Mineração Ltda. manages the operation and its attributable share of the first assessment is approximately $47m, R347m (2008: $34m, R325m). In November 2006, the administrative council’s second chamber ruled in favour of MSG and fully cancelled the tax liability related to the first period. The State of
Goiás has appealed to the full board of the State of Goiás tax administrative council. The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first assessment, and the company’s attributable share of the assessment is approximately $29m, R213m (2008: $21m, R199m). The company believes both assessments are in violation of federal legislation on sales taxes.
(4)
MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the company’s appeal against the assessment. The company is now appealing the dismissal of the case. The company’s attributable share of the assessment is approximately $8m, R66m (2008: $6m, R59m). Subsidiaries of the company in Brazil are involved in various disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $17m, R125m (2008: $12m, R116m).
(5)
AngloGold Ashanti (Ghana) Limited received a tax assessment for $9m, R67m (2008: nil) during September 2009 following an audit by the tax authorities related to indirect taxes on various items. Management is of the opinion that the indirect taxes are not payable and the company has lodged an objection.
Contingent assets
(6)
As a result of the sale of the interest in the Boddington Gold Mine joint venture during 2009, the group is entitled to receive a royalty on any gold recovered or produced by the Boddington Gold Mine, where the gold price is in excess of Boddington
Gold Mine’s cash cost plus $600/oz. The royalty commences on 1 July 2010 and is capped at a total amount of $100m,
R744m.
(7)
On 22 May 2009 an insurable event occurred at Savuka Gold Mine. The amounts due from the insurers are subject to a formula based on lost production, average gold price and average exchange rates subject to various excesses and the production and the preparation of supportable data. The insurable amount is not yet determinable, but management expects that it is likely to exceed $40m, R297m and will be received during the first half of 2010.
Guarantees
(8)
The company has provided surety in favour of the lender in respect of gold loan facilities to wholly owned subsidiaries of
Oro Group (Pty) Limited, an affiliate of the group. The company has a total maximum liability, in terms of the suretyships, of $13m, R100m (2008: $11m, R100m). The probability of the non-performance under the suretyships is considered minimal.
(9)
Included in the amounts stated under “guarantees and contingencies” are the NPSE contracts which are covered by guarantees but not previously included on the statement of financial position. NPSE accounted contracts are fair valued at
$nil, Rnil (2008: $669m, R6,326m).
(10)
The group, together with its wholly owned subsidiary, AngloGold Ashanti Holdings plc, has provided guarantees to several counterparty banks for the hedging commitments of its wholly owned subsidiary Ashanti Treasury Services Limited (ATS).
(11)
The group and its wholly owned subsidiary AngloGold Ashanti Holdings plc have issued hedging guarantees to several counterparty banks in which they have guaranteed the due performance by the Geita Management Company Limited
(GMC) of its obligations under or pursuant to the hedging agreements entered into by GMC, and to the payment of all money owing or incurred by GMC as and when due.
(12)
The group has issued gold delivery guarantees to several counterparty banks in which it guarantees the due performance of its subsidiaries AngloGold USA Trading Company, AngloGold South America Limited and Cerro Vanguardia S.A. under their respective gold hedging agreements.
36 Financial risk management activities
In the normal course of its operations, the group is exposed to gold price, other commodity price, foreign exchange, interest rate, liquidity, equity price and credit risks. In order to manage these risks, the group may enter into transactions which make use of both on- and off-balance sheet derivatives. The group does not acquire, hold or issue derivatives for trading purposes.
The group has developed a comprehensive risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterpart limits and controlling and reporting structures.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
36 Financial risk management activities (continued)
Controlling risk in the group
The Executive Committee and the Treasury Committee are responsible for risk management activities within the group.
The Treasury Committee, chaired by the independent chairman of the AngloGold Ashanti Audit and Corporate Governance
Committee, comprising executive members and treasury executives, reviews and recommends to the Executive Committee treasury counterparts, limits, instruments and hedge strategies. The treasurer is responsible for managing gold and other commodity price, foreign exchange, interest rate, liquidity and credit risks. Within the treasury function, there is an independent risk function, which monitors adherence to treasury risk management policy and counterpart limits and provides regular and detailed management reports.
The financial risk management objectives of the group are defined as follows:
•
safeguarding the group’s core earnings stream from its major assets through the effective control and management of gold price risk, other commodity risk, foreign exchange risk and interest rate risk;
•
effective and efficient usage of credit facilities in both the short and long term through the adoption of reliable liquidity management planning and procedures;
•
ensuring that investment and hedging transactions are undertaken with creditworthy counterparts; and
•
ensuring that all contracts and agreements related to risk management activities are coordinated, consistent throughout the group and that they comply where necessary with all relevant regulatory and statutory requirements.
Gold price and foreign exchange risk
Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold. The group has transactional foreign exchange exposures. Such exposure arises from sales or purchases by an operating unit in currencies other than the unit’s functional currency. The gold market is predominately priced in US dollars which exposes the group to the risk that fluctuations in the SA rand/US dollar, Brazilian real/US dollar, Argentinean peso/US dollar and
Australian dollar/US dollar exchange rates may also have an adverse effect on current or future earnings. The group is also exposed to certain by-product commodity price risk.
A number of products, including derivatives, are used to manage the gold price and foreign exchange risks that arise out of the group’s core business activities. Forward sales contracts and call and put options are used by the group to manage these risks. At year-end, the volume of outstanding net forward sales contracts was 571kg (2008: 39,990kg). The volume of outstanding net call options sold was 120,594kg (2008: 146,542kg) and the volume of outstanding net put options sold was
27,071kg (2008: 16,963kg).
As the group does not enter into financial instruments for trading purposes, the risks inherent to financial instruments are always offset by the underlying risk being hedged. The group further manages such risks by ensuring that the level of hedge cover does not exceed expected sales in future periods, that the tenor of instruments does not exceed the life of mine and that no basis risk exists.
Cash flow hedges
The group’s cash flow hedges consist of commodity and foreign exchange forward contracts that are used to protect against exposures to variability in future commodity, foreign exchange and capital expenditure cash flows. The amounts and timing of future cash flows are projected for each portfolio of financial assets and liabilities on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults. The contractual cash flows across all portfolios over time form the basis for identifying gains and losses on the effective portions of derivatives designated as cash flow hedges of forecast transactions. Gains and losses are initially recognised directly in other comprehensive income and reclassified to earnings as gold income or as an adjustment to depreciation expense pertaining to capital expenditure, when the forecast transactions affect the income statement.
The cash flow hedge forecast transactions are expected to occur in the next year, in line with the maturity dates of the hedging instruments and will affect profit and loss simultaneously in an equal and opposite way.
The gains and losses on ineffective portions of such derivatives are recognised immediately in the income statement. During the year to 31 December 2009, a loss of $5m, R40m (2008: loss of $8m, R64m) was recognised on non-hedge derivatives and other commodities in the income statement due to hedge ineffectiveness.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Group financials
For the year ended 31 December
Group – Notes to the financial statements
36 Financial risk management activities (continued)
Non-hedge derivatives
Loss on non-hedge derivatives and other commodity contracts is summarised as follows:
Figures in million
2009
2008
US Dollars
Loss on non-hedge derivatives and other commodity contracts
(1,533)
(310)
Unrealised gain on other commodity physical borrowings
–
8
Provision reversed for loss on future deliveries and other commodities
–
5
Loss on non-hedge derivatives and other commodity contracts per the income statement
(1,533)
(297)
SA Rands
Loss on non-hedge derivatives and other commodity contracts
(11,934)
(6,388)
Unrealised gain on other commodity physical borrowings
–
74
Provision reversed for loss on future deliveries and other commodities
–
37
Loss on non-hedge derivatives and other commodity contracts per the income statement
(11,934)
(6,277)
Loss on non-hedge derivatives and other commodity contracts was $1,533m, R11,934m in 2009 compared to a loss of
$297m, R6,277m in the previous year. The loss is as a result of forward gold contracts previously qualifying for the normal sale exemption being included in the statement of financial position, with a change in fair value reflected in the income statement as non-hedge derivatives, $556m, R4,144m (2008: $173m, R1,520m), as well as the revaluation of existing and new non-
hedge derivatives resulting from changes in the prevailing spot gold price, exchange rates, interest rates, volatilities and credit risk compared to the previous year.
During 2009 the company embarked on a hedge buy-back that resulted in the accelerated settlement of both non-hedge and forward and option gold contracts qualifying for the normal sale exemption (which permits the group to not record such amounts in its financial statements until the maturity date of the contract) under which the group had committed to deliver a specified quantity of gold at a future date in exchange for an agreed price. As a result of the accelerated settlement of the normal sale exempted contracts, all remaining contracts scheduled to mature in later periods have been determined to not meet all of the requirements necessary for them to continue to qualify for the normal sales exemption in future periods and are being accounted for as non-hedge derivatives and recorded on the statement of financial position at fair value with fair value changes reflected in the income statement. During 2008, due to the inability of a single counterparty to accept the physical delivery of gold for the forward contracts expiring in April through June 2008, the group cash settled such contracts during the period. This resulted in the remaining contracts with this counterparty scheduled to mature in later periods being accounted for as non-hedge derivatives at fair value on the statement of financial position, with a change in fair value reflected in the income statement.
The total realised loss before taxation as a result of the hedge buy-back effected during the year was $797m, R6,315m
(2008: $1,088m, R8,634m), of which $217m, R1,719m (2008: $1,088m, R8,634m) was due to the accelerated settlement of non-hedge derivatives and $580m, R4,596m (2008: nil) was due to the accelerated settlement of forward gold contracts previously qualifying for the normal sale exemption.
Net open hedge position as at 31 December 2009
The marked-to-market value of derivatives, irrespective of accounting designation, making up the hedge position was negative
$2.18bn, negative R16.18bn as at 31 December 2009 (as at 31 December 2008: negative $2.46bn, negative R23.25bn).
These values were based on a gold price of $1,102 per ounce, exchange rates of $1 = R7.4350 and A$1 = $0.8967 and the prevailing market interest rates and volatilities at 31 December 2009. The values as at 31 December 2008 were based on a gold price of $872 per ounce, exchange rates of $1 = R9.4550 and A$1 = $0.6947 and the market interest rates and volatilities prevailing at that date.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
36 Financial risk management activities (continued)
The table below reflects the hedge position as at 31 December 2009 and includes the effect of all hedge buy-backs undertaken during the year.
Summary: All open contracts in the group’s commodity hedge position as at 31 December 2009
Year
2010
2011
2012
2013
2014
2015
Total
2008
US Dollar/Gold
Forward contracts
Amount (kg) (13,534)
(1)
1,866           3,810            3,717            2,846
(1,295)
(1)
38,466
$/oz $909
(1)
$227 $418 $477 $510 $5,457
(1)
$467
Put options sold
Amount (kg)
14,801           4,603            2,659           1,882            1,882
25,827         16,963
$/oz $929 $623 $538 $440 $450 $764 $579
Call options sold
Amount (kg)
33,137          24,161          25,238         17,857           21,165
902         122,460        150,896
$/oz $619 $554 $635 $601 $604 $670 $605 $557
Rand/Gold
Forward contracts
Amount (kg) (1,244)
(1)
(1,244)
(1)
(1,866)
(1)
R/kg R232,225
(1)
R232,225
(1)
R157,213
(1)
Put options sold
Amount (kg) 1,244 1,244
R/kg R240,354 R240,354
Call options sold
Amount (kg) 1,244 1,244
R/kg R262,862 R262,862
Australian Dollar/Gold
Forward contracts
Amount (kg) 3,110
3,110             3,390
A$/oz A$646
A$646            A$669
Call options purchased
Amount (kg) 3,110
3,110             4,354
A$/oz A$712
A$712            A$707
Total net gold
Delta (kg)
(2)
(13,582) (24,567) (26,855) (20,278) (22,383) (817) (108,482) (162,223)
Delta (oz)
(2)
(436,666) (789,849) (863,406) (651,962) (719,638) (26,258) (3,487,779) (5,215,610)
The open delta hedge position of the group at 31 December 2009 was 3.49Moz or 108t (31 December 2008: 5.22Moz
or 162t).
(1)
Represents a net long gold position and net short US dollars/rands position resulting from both forward sales and purchases for the period.
(2)
The delta of the hedge position indicated above, is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 December 2009.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Group financials
For the year ended 31 December
Group – Notes to the financial statements
36 Financial risk management activities (continued)
Summary: All open contracts in the group’s currency hedge position as at 31 December 2009.
Year
2010 – 2015
2008
Rand/US Dollar (000)
Put options purchased
Amount ($)
–
30,000
R per $
–
R11.56
Put options sold
Amount ($)
–
50,000
R per $
–
R9.52
Call options sold
Amount ($)
–
50,000
R per $
–
R11.61
Australian Dollar/US Dollar (000)
Forward contracts
Amount ($)
–
450,000
$ per A$
–
$0.65
Put options purchased
Amount ($)
–
10,000
$ per A$
–
$0.69
Put options sold
Amount ($)
–
10,000
$ per A$
–
$0.76
Call options sold
Amount ($)
–
10,000
$ per A$
–
$0.64
Brazilian Real/US Dollar (000)
Forward contracts
Amount ($)
–
62,340
BRL per $
–
BRL1.86
The mix of hedging instruments, the volume of production hedged and the tenor of the hedging book is continually reviewed in the light of changes in operational forecasts, market conditions and the group’s hedging policy.
Forward sales contracts require the future delivery of the underlying at a specified price.
A put option gives the put buyer the right, but not the obligation, to sell the underlying to the put seller at a predetermined price on a predetermined date.
A call option gives the call buyer the right, but not the obligation, to buy the underlying from the call seller at a predetermined price on a predetermined date.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
36 Financial risk management activities (continued)
Interest rate and liquidity risk
Fluctuations in interest rates impact on the value of short-term cash investments and financing activities, giving rise to interest rate risk.
In the ordinary course of business, the group receives cash from the proceeds of its gold sales and is required to fund working capital requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market-related returns while minimising risks. The group is able to actively source financing at competitive rates. The counterparts are financial and banking institutions and their credit ratings are regularly monitored.
The group has sufficient undrawn borrowing facilities available to fund working capital requirements (notes 27 and 37).
The following are the contractual maturities of financial liabilities, including interest payments.
Non-derivative financial liabilities
Within
Between one
Between two
After
one year
and two years
and five years
five years
Total
Effective
Effective
Effective
Effective
rate
rate
rate
rate
Million
%
Million
%
Million
%
Million
%
Million
2009
Financial guarantees
(3)
– – – 13 13
Borrowings 1,332 41 826 47 2,246
– In USD 1,327 2.3 35 3.5 810 3.5 – 2,172
– ZAR in USD equivalent 3 9.8 4 9.8 12 9.8 47 9.8 66
– BRL in USD equivalent 2 6.1 2 6.0 4 6.0 – 8
Trade and other payables 573 – – – 573
2008
Financial guarantees
(3)
– – – 11 11
Borrowings 1,114
882                             13                           40
2,049
– In USD
1,075           2.6           330            2.6             4            2.9
– 1,409
– ZAR in USD equivalent 3 10.7 3 9.9 9 9.8 40 9.8 55
– AUD in USD equivalent 35 6.1 549 6.1 – – 584
– BRL in USD equivalent 1 11.7 – – – 1
Trade and other payables 488 – – – 488
(3)
Not included in the statement of financial position.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Group financials
For the year ended 31 December
Group – Notes to the financial statements
36 Financial risk management activities (continued)
The following are the undiscounted forecast principal cash flows arising from derivative contracts included in the statement of financial position (cash flow hedges and non-hedges).
Derivative financial assets and (liabilities)
Within
Between
Between
one
one and
two and
After
Figures in million
year
two years
five years
five years
Total
US Dollar
At 31 December 2009
Cash inflows from assets
277
46
13
–
336
Cash outflows from liabilities
(722)
(543)
(1,468)
(18)
(2,751)
Net cash outflows
(445)
(497)
(1,455)
(18)
(2,415)
At 31 December 2008
Cash inflows from assets
436
121
41
–
598
Cash outflows from liabilities
(213)
(305)
(845)
(292)
(1,655)
Net cash inflows (outflows)
223
(184)
(804)
(292)
(1,057)
SA Rand
At 31 December 2009
Cash inflows from assets
2,068
339
93
–
2,500
Cash outflows from liabilities
(5,367)
(4,038)
(10,915)
(136)
(20,456)
Net cash outflows
(3,299)
(3,699)
(10,822)
(136)
(17,956)
At 31 December 2008
Cash inflows from assets
4,120
1,142
389
–
5,651
Cash outflows from liabilities
(2,011)
(2,888)
(7,991)
(2,755)
(15,645)
Net cash inflows (outflows)
2,109
(1,746)
(7,602)
(2,755)
(9,994)
Credit risk
Credit risk arises from the risk that a counterpart may default or not meet its obligations timeously. The group minimises credit risk by ensuring that credit risk is spread over a number of counterparts. These counterparts are financial and banking institutions.
Counterpart credit limits and exposures are reviewed by the Treasury Committee. Where possible, management ensures that netting agreements are in place. No set-off is applied to the statement of financial position due to the different maturity profiles of assets and liabilities. The combined maximum credit risk exposure at the reporting date by class of derivative financial instrument is $335m, R2,490m (2008: $570m, R5,386m) on a contract-by-contract basis.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
36 Financial risk management activities (continued)
The combined maximum credit risk exposure of the group is as follows:
Figures in million
2009
2008
2009
2008
US Dollars
SA Rands
Commodity option contracts 47 56 351 527
Foreign exchange option contracts – 6 – 57
Forward sale commodity contracts 283 468 2,099 4,426
Forward foreign exchange contracts – 25 – 239
Gold interest rate swap – 15 – 137
Warrants on shares 5 – 40 –
Total derivatives 335 570 2,490 5,386
Other investments 60 49 447 461
Other non-current assets 1 1 12 17
Trade and other receivables 80 82 599 773
Cash restricted for use (note 23) 65 44 481 415
Cash and cash equivalents (note 24) 1,100 575 8,176 5,438
Total financial assets 1,641 1,321 12,205 12,490
Financial guarantees 13 11 100 100
Total 1,654 1,332 12,305 12,590
In addition, the group has also guaranteed the hedging commitments of several subsidiary companies as disclosed in note 35.
Credit risk exposure of derivatives netted by counterparts amounts to $104m, R773m (2008: $207m, R1,954m). Trade and other receivables that are past due but not impaired totalled $45m, R337m (2008: $8m, R74m). Trade and other receivables that are impaired totalled $34m, R251m (2008: $2m, R14m) and other investments that are impaired totalled nil (2008: $6m,
R60m). No other financial assets are past due but not impaired.
Trade debtors mainly comprise banking institutions purchasing gold bullion. Normal market settlement terms are two working days. No impairment was recognised as the principal debtors continue to be in a sound financial position.
The group does not generally obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparts. The group’s reserves and financial strength have allowed it to arrange unmargined credit lines with counterparts.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Group financials
For the year ended 31 December
Group – Notes to the financial statements
36 Financial risk management activities (continued)
Fair value of financial instruments
The estimated fair value of financial instruments are determined at discrete points in time based on relevant market information.
The estimated fair value of the group’s financial instruments as at 31 December are as follows:
Type of instrument
Carrying
Fair
Carrying
Fair
amount
value
amount
value
Figures in million
2009
2008
US Dollars
Financial assets
Other investments (note 19)
175                  171
66                    67
Other non-current assets 1 1
1                     1
Trade and other receivables 80 80
82                    82
Cash restricted for use (note 23)
65                   65
44                    44
Cash and cash equivalents (note 24)
1,100                1,100
575                   575
Derivatives
(4)
335                   335
570                   570
Financial liabilities
Borrowings (note 27)
1,931                2,153               1,933                1,918
Trade and other payables 573 572
488                   488
Derivatives
(4)
2,701                2,701
1,762                 3,068
SA Rands
Financial assets
Other investments (note 19)
1,302                1,279                  625                  636
Other non-current assets 12 13
17                    17
Trade and other receivables 599 599
773                   773
Cash restricted for use (note 23)
481                  481
415                   415
Cash and cash equivalents (note 24)
8,176                8,176               5,438                5,438
Derivatives
(4)
2,490                2,490                5,386               5,386
Financial liabilities
Borrowings (note 27)
14,355               16,004              18,270              18,131
Trade and other payables 4,272
  4,266
  4,619                4,619
Derivatives
(4)
20,080               20,080               16,661              29,006
(4)
Carrying amounts represent on-balance sheet derivatives and fair value includes off-balance sheet normal sale exempted contracts in 2008.
The amounts in the tables above do not necessarily agree with the totals in the notes as only financial assets and liabilities are shown.
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash restricted for use and cash and cash equivalents
The carrying amounts approximate fair value because of the short-term duration of these instruments.
Trade and other receivables and trade and other payables
The fair value of the non-current portion of trade and other receivables and trade and other payables has been calculated using market interest rates.
Investments and other non-current assets
Listed equity investments classified as available for sale are carried at fair value while fixed income investments and other non-
current assets are carried at amortised cost. The fair value of fixed income investments and other non-current assets has been calculated using market interest rates. The unlisted equity investment is carried at cost. There is no active market for the unlisted equity investment and fair value cannot be reliably measured.
Borrowings
The fair value of the convertible bonds are shown at their closing market value as at 31 December 2009. The interest rate on the remaining borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
36 Financial risk management activities (continued)
Fair value of financial instruments (continued)
Derivatives
The fair value of derivatives are estimated based on ruling market prices, volatilities, interest rates and credit risk as at
31 December 2009 and includes all derivatives carried on the statement of financial position. In 2008, the fair value for derivatives included off-balance sheet normal sale exempted gold contracts, which were not carried on the statement of financial position and were excluded from the carrying amount.
The group uses the Black-Scholes option pricing formula to value option contracts. One of the inputs into the model is the level of volatility. These volatility levels are themselves not exchange traded. The group uses volatility inputs supplied by leading market participants (international banks).
Derivative assets (liabilities) comprise the following:
Assets
Liabilities
Normal
Cash flow
Non-
Normal
Cash flow
Non-
sale
hedge
hedge
sale
hedge
hedge
exempted
accounted
accounted
Total
exempted
accounted
accounted
Total
Figures in million
2009
US Dollars
Commodity option contracts
–                 –               47                47               –
–
(2,034)
(2,034)
Forward sale commodity
contracts
–
–              283              283
–             (37)
(441)
(478)
Gold interest rate swaps
–                 –                 –                  –               –               –
(13)
(13)
Sub-total hedging
–
–               330             330
–             (37)
(2,488)
(2,525)
Embedded derivative
–                 –                  –                –                –                –              (1)
(1)
Warrants on shares
–                 –                  5                5                –                –                –                –
Option component of
convertible bonds
–                 –                   –               –               –                  –
(175)
(175)
Total derivatives
–
–                 335           335
–               (37)
(2,664)
(2,701)
2008
Commodity
option
contracts
–                 –                  56             56
(534)
(5)
–          (1,311)
(1,845)
Foreign exchange option
contracts
–                  –                   6              6               –                 –               (5)
(5)
Forward sale commodity
contracts
–
–                 468          468            (748)
(146)
(290)
(1,184)
Forward foreign exchange
contracts
–                 –                   25          25                 –              (1)
(9)
(10)
Gold interest rate swaps
–
–
     15
15
(24)
–
–
(24)
Total
derivatives
–
–                   570        570
(1,306)
(147)
(1,615)
(3,068)
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Group financials
For the year ended 31 December
Group – Notes to the financial statements
36 Financial risk management activities (continued)
Fair value of financial instruments (continued)
Derivatives (continued)
Derivative assets (liabilities) comprise the following (continued)
Assets
Liabilities
Normal
Cash flow
Non-
Normal
Cash flow
Non-
sale
hedge
hedge
sale
hedge
hedge
exempted
accounted
accounted
Total
exempted
accounted
accounted
Total
Figures in million
2009
SA Rands
Commodity option contracts
–
–             351              351
–
–
(15,122)
(15,122)
Forward sale commodity
contracts
–
–          2,099           2,099
–            (276)
(3,273)
(3,549)
Gold interest rate swaps
–                 –               –                 –                 –                –
(99)
(99)
Sub-total hedging
–
–          2,450           2,450
–            (276)
(18,494)
(18,770)
Embedded derivative
–                 –               –                  –                –                –
(10)
(10)
Warrants on shares
–                 –
40
  40                –                –                –                –
Option component of
convertible bonds
–                 –               –                   –                –                –
(1,300)
(1,300)
Total derivatives
–
–          2,490             2,490
–             (276)
(19,804)
(20,080)
2008
Commodity option contracts
–
–
527
527
(5,048)
(5)
–        (12,391)
(17,439)
Foreign exchange option
contracts
–                 –
57
57                  –                –
(45)
(45)
Forward sale commodity
contracts
–
–          4,426           4,426         (7,069)
(1,385)
(2,744)
(11,198)
Forward foreign exchange
contracts
–
–            239              239
–               (9)
(86)
(95)
Gold interest rate swaps
–
–
137
137
(228)
–
(1)
(229)
Total
derivatives
–
–          5,386           5,386
(12,345)
(1,394)
(15,267)
(29,006)
The derivative assets (liabilities) are stated after taking into consideration the impact of credit risk adjustment totalling $150m,
R1,113m at 31 December 2009 (2008: $227m, R2,146m).
(5)
Deliverable call options sold.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
36 Financial risk management activities (continued)
Fair value of financial instruments (continued)
The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices)
or indirectly (derived from prices); and
Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The following tables set out the group’s financial assets and liabilities measured at fair value by level within the fair value hierarchy as at 31 December:
Type of instrument
Assets measured at fair value
Level 1
Level 2
Level 3
Total
Level 1
Level 2
Level 3
Total
Figures in million
2009
2008
US Dollars
Financial assets at fair value through
profit or loss
Commodity option contracts –
non-hedged – 47 – 47 –
56               –
56
Foreign exchange option contracts –
non-hedged – – – – – 6 – 6
Forward sale commodity contracts –
non-hedged – 283 – 283 –
468               –
468
Forward foreign exchange contracts –
non-hedged – – – – –
25               –
25
Warrants on shares – 5 – 5 – – – –
Gold interest rate swaps –
non-hedged – – – – –
15               –
15
Available for sale financial assets
Equity securities 111 – – 111
17               –
– 17
SA Rands
Financial assets at fair value through
profit or loss
Commodity option contracts –
non-hedged – 351 – 351 –
527               –
527
Foreign exchange option contracts –
non-hedged – – – – –
57               –
57
Forward sale commodity contracts –
non-hedged – 2,099 – 2,099 –
4,426                –
4,426
Forward foreign exchange contracts –
non-hedged – – – – –
239               –
239
Warrants on shares – 40 – 40 – – – –
Gold interest rate swaps –
non-hedged – – – – –
137               –
137
Available for sale financial assets
Equity securities 829 – – 829 164 – – 164
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Group financials
For the year ended 31 December
Group – Notes to the financial statements
36 Financial risk management activities (continued)
Fair value of financial instruments (continued)
Liabilities measured at fair value
Level 1
Level 2
Level 3
Total
Level 1
Level 2
Level 3
Total
Figures in million
2009
2008
US Dollars
Financial liabilities at fair value through
profit or loss
Commodity option contracts –
non-hedged
(6)
– 2,034 – 2,034 – 1,845 – 1,845
Foreign exchange option contracts –
non-hedged – – – – – 5 – 5
Forward sale commodity contracts –
non-hedged
(6)
– 441 – 441 – 1,038 – 1,038
Forward foreign exchange contracts –
non-hedged – – – – – 9 – 9
Gold interest rate swaps – non-
hedged
(6)
– 13 – 13 – 24 – 24
Option component of convertible
bonds – 175 – 175 – – – –
Embedded derivatives – 1 – 1 – – – –
Cash flow hedges
Forward sale commodity contracts –
cash flow hedged – 37 – 37 – 146 – 146
Forward foreign exchange contracts –
cash flow hedged – – – – – 1 – 1
SA Rands
Financial liabilities at fair value through
profit or loss
Commodity option contracts –
non-hedged
(6)
– 15,122 – 15,122 – 17,439 – 17,439
Foreign exchange option contracts –
non-hedged – – – – –
45              –
45
Forward sale commodity contracts –
non-hedged
(6)
– 3,273 – 3,273 –
9,813               –
9,813
Forward foreign exchange contracts –
non-hedged – – – – –
86              –
86
Gold interest rate swaps – non-
hedged
(6)
– 99 – 99 – 229 – 229
Option component of convertible
bonds – 1,300 – 1,300 – – – –
Embedded derivatives – 10 – 10 – – – –
Cash flow hedges
Forward sale commodity contracts –
cash flow hedged – 276 – 276 – 1,385 – 1,385
Forward foreign exchange contracts –
cash flow hedged – – – – – 9 – 9
(6)
Fair value of financial instrument liabilities includes off-balance sheet normal sale exempted contracts in 2008.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
36 Financial risk management activities (continued)
Sensitivity analysis
Derivatives
A principal part of the group’s management of risk is to monitor the sensitivity of derivative positions in the hedge book to changes in the underlying factors, viz. commodity price, foreign exchange rate and interest rates under varying scenarios.
Additionally the group’s management of risk is to monitor the sensitivity of the convertible bond to changes in AngloGold
Ashanti Limited’s share price and warrants on shares.
The following table discloses the approximate sensitivities of the US dollars marked-to-market value of the hedge book, warrants on shares and the convertible bond to key underlying factors at 31 December 2009 (actual changes in the timing and amount of the following variables may differ from the assumed changes below).
The table sets out the impact on the marked-to-market value of the hedge book of an incremental parallel fall or rise in the respective yield curves at the beginning of each month, quarter or year (as is appropriate) from 1 January 2010. The yield curves match the maturity dates of the individual derivative positions in the hedge book. These figures incorporate the impact of any option features in the underlying exposures.
Normal
Cash
Non-               Total
Total
Change in
sale
flow hedge
hedge
change in
change in
underlying
exempted
accounted
accounted
fair value
fair value
factor (+)
(million)
(million)
(million)
(million)
(million)
US Dollars
2009
2008
Hedge book
Currency (R/$)
Spot(+R1)                      –
– 2
2                    1
Currency (A$/$)
Spot(+A$0.25)                        –
– 2 2 175
Currency (BRL/$) Spot(+BRL0.25) – – – – (5)
Gold price ($/oz)
Spot(+$250)                        –
(12) (903) (915) (1,053)
(7)
USD interest rate (%)
IR(+0.1%)                      –
– (4) (4) (48)
AUD interest rate (%) IR(+1.5%) – – – – (2)
Gold interest rate (%)
IR(+0.1%)                      –
– 11 11 66
(8)
Convertible bond
AngloGold Ashanti Limited
share price (US$)
Spot (+$1) – – (9) (9) –
Warrants on shares
B2Gold Corporation
share price
Spot (+C$0.1) – – 1 1 –
Normal
Cash
Non-                Total
Total
Change in
sale
flow hedge
hedge
change in
change in
underlying
exempted
accounted
accounted
fair value
fair value
factor (-)
(million)
(million)
(million)
(million)
(million)
US Dollars
2009
2008
Hedge book
Currency (R/$)
Spot(-R1) – – (6) (6) (3)
Currency (A$/$)
Spot(-A$0.25)                        –
– (2) (2) (173)
Currency (BRL/$) Spot(-BRL0.25) – – – – 6
Gold price ($/oz)
Spot(-$250)                       –
12 789 801 975
(7)
USD interest rate (%)
IR(-0.1%)                      –
– 4 4 50
AUD interest rate (%) IR(-1.5%) – – – – 2
Gold interest rate (%)
IR(-0.1%)                       –
– (11) (11) (68)
(8)
Convertible bond
AngloGold Ashanti Limited
share price (US$)
Spot (-$1) – – 9 9 –
Warrants on shares
B2Gold Corporation
share price
Spot (-C$0.1) – – (1) (1) –
IR represents interest rate.
(7)
Change in gold price (+) of spot (+$200) and change in gold price (-) of spot (- $200).
(8)
Change in interest rate (+) of IR (+0.5%) and change in interest rate (-) of IR (- 0.5%).
The sensitivity analysis in SA rands can be calculated by applying the exchange rate in US dollars of $1 = R7.4350 at
31 December 2009 (2008: $1 = R9.4550).
Interest rate risk on other financial assets and liabilities (excluding derivatives)
The group also monitors interest rate risk on other financial assets and liabilities.
The following table shows the approximate interest rate sensitivities of other financial assets and liabilities at 31 December 2009
(actual changes in the timing and amount of the following variables may differ from the assumed changes below). As the sensitivity is the same (linear) for both increases and decreases in interest rates only absolute numbers are presented.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Group financials
For the year ended 31 December
Group – Notes to the financial statements
36 Financial risk management activities (continued)
Sensitivity analysis (continued)
Interest rate risk on other financial assets and liabilities (excluding derivatives) (continued)
Change           Change
Change
Change
Change
Change
in interest
in interest
in interest
in interest
in interest
in interest
rate
amount in
amount
rate
amount in
amount
currency
US dollars
currency
US dollars
(%)
(million)
(million)
(%)
(million)
(million)
Figures in million
2009
2008
Financial assets
USD denominated (%) 1.00 2 2
1.00                     1                     1
ZAR denominated (%)
(9)
1.50 13 2
1.50                   10                     1
BRL denominated (%) 2.50 4 2
2.50                     4                     2
NAD denominated (%) 1.50 – –
1.50                      1                    –
Financial liabilities
USD denominated (%) 1.00 13 13
1.00                      3                    3
AUD denominated (%) 1.50 – –
1.50                      8                    6
(9)
This is the only interest rate risk for the company.
37
Capital management
The primary objective of managing the group’s capital is to ensure that there is sufficient capital available to support the funding requirements of the group, including capital expenditure, in a way that optimises the cost of capital, maximises shareholders’ returns and ensures that the group remains in a sound financial position.
The group manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature or as and when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof.
The group raised finance of $1.7bn in July 2008 by way of a rights offer enabling the group to reduce the hedge book and redeem the South African corporate bond.
In December 2008, the group secured a $1bn term facility with Standard Chartered PLC which was applied to repay the $1bn convertible bond due for redemption in February 2009. The Boddington sale closed during June 2009 and the first tranche of $750m payment received was applied in August 2009 towards reducing $500m on the Standard Chartered term facility and $250m towards the creation of a revolver facility for $250m resulting in a total facility of $500m. The Standard Chartered term facility was renegotiated for another year to August 2010 and is further extendable thereafter for another year to
August 2011.
In addition, during May 2009 the group secured a successful five year convertible bond issue raising $732.5m. The instrument carries a competitive coupon rate of 3.5% and a conversion price of $47.6126, a premium of 37.5% above the VWAP (volume weighted average price) on the day of the issue. The financing extends the tenor for some of the debt and reduces borrowing costs on the term facility. In July 2009 the group applied $797m to further reduce the hedge book and improve earnings leverage to a higher gold price.
During September 2009, $284m before underwriting discount and issue expenses was raised through an offering of
7,624,162 ordinary shares priced at $37.25 or R288.32 per ADS to part fund the acquisition of an effective 45% interest in the Kibali gold project. The second tranche of the Boddington sale for $240m received towards the end of 2009 was applied to reduce debt.
All the above has restructured the statement of financial position to a net debt to EBITDA of 0.52 times which is well below the banking covenant limit of 3.0 times.
The group monitors capital using a gearing ratio, which is defined as net debt divided by EBITDA. The elements considered to form part of capital are as listed in the Non-GAAP disclosure from page 346.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
37 Capital management (continued)
Figures in million
2009
2008
US Dollars
Borrowings (note 27) 1,931 1,933
Corporate office finance lease (note 27) (35) (27)
Unamortised portion of the convertible bond 137 (4)
Cash restricted for use (note 23) (65) (44)
Cash and cash equivalents (note 24) (1,100) (575)
Net debt 868 1,283
EBITDA
(1)
1,663 1,131
Gearing ratio (Net debt to EBITDA) 0.52:1 1.13:1
SA Rands
Borrowings (note 27) 14,355 18,270
Corporate office finance lease (note 27) (258) (254)
Unamortised portion of the convertible bond 1,019 (38)
Cash restricted for use (note 23) (481) (415)
Cash and cash equivalents (note 24) (8,176) (5,438)
Net debt 6,459 12,125
EBITDA
(1)
13,771 9,237
Gearing ratio (Net debt to EBITDA) 0.47:1 1.31:1
(1)
Refer to Non-GAAP note 6 on page 349.
P

Group Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Company financials
For the year ended 31 December
Company – income statement
The company annual financial statements represent the South African operations and corporate office.
These company annual financial statements are a statutory requirement and are accordingly presented in South African rands only.
The functional currency of the company is South African rands.
Figures in million
Notes
2009
2008
SA Rands
Revenue
1
13,525
13,616
Gold income
1
12,461
12,652
Cost of sales
2
(9,161)
(8,296)
Loss on non-hedge derivatives and other commodity contracts
30
(4,090)
(1,632)
Gross (loss) profit
(790)
2,724
Corporate administration and other expenses
(835)
(922)
Market development costs
(43)
(60)
Exploration costs
(52)
(43)
Other operating (expenses) income
3
(41)
9
Operating special items
4
(303)
89
Operating (loss) profit
(2,064)
1,797
Dividends received from subsidiaries
1
543
538
Interest received
1
158
282
Net inter-company management fee and interest
35
9
Exchange gain (loss)
144
(267)
Finance costs and unwinding of obligations
5
(89)
(192)
Impairment of investment in Margaret Water Company
10
(4)
(4)
(Loss) profit before taxation
6
(1,277)
2,163
Taxation
8
855
(748)
(Loss) profit after taxation from continuing operations
(422)
1,415
Discontinued operations
Profit from discontinued operations
Group 13
–
198
(Loss) profit for the year
(422)
1,613
P

Company Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
For the year ended 31 December
Company – statement of comprehensive income
Figures in million
2009
2008
SA Rands
(Loss) profit for the year
(422)
1,613
Net loss on cash flow hedges
(92)
(596)
Net loss on cash flow hedges removed from equity and reported in gold income
699
1,009
Hedge ineffectiveness on cash flow hedges
22
20
Deferred taxation thereon
(220)
(178)
409
255
Actuarial gain (loss) recognised
87
(347)
Deferred taxation thereon
(28)
123
59
(224)
Other comprehensive income for the year net of tax
468
31
Total comprehensive income for the year net of tax
46
1,644
P

Company Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Company financials
As at 31 December
Company – statement of financial position
Figures in million
Notes
2009
2008
SA Rands
ASSETS
Non-current assets
Tangible assets
9
14,140
14,013
Investments in associates and joint venture
10
54
30
Investments in subsidiaries
11
32,697
28,983
Other investments
12
16
16
Investment in Environmental Rehabilitation Trust Fund
14
294
294
Intra-group balances
15
387
388
Trade and other receivables
17
140
143
Other non-current assets
16
44
10
47,772
43,877
Current assets
Inventories
13
674
669
Trade and other receivables
17
288
386
Derivatives
30
944
2,167
Current portion of other non-current assets
16
1
–
Cash restricted for use
8
8
Cash and cash equivalents
18
1,720
1,458
3,635
4,688
Non-current assets held for sale
19
529
–
4,164
4,688
Total assets
51,936
48,565
EQUITY AND LIABILITIES
Share capital and premium
20
40,664
38,248
Retained earnings and other reserves
(4,556)
(3,858)
Total equity
36,108
34,390
Non-current liabilities
Borrowings
21
256
253
Environmental rehabilitation provisions
22
769
897
Provision for pension and post-retirement benefits
23
1,095
1,170
Intra-group balances
15
1,448
1,705
Derivatives
30
–
235
Deferred taxation
24
1,818
2,624
5,386
6,884
Current liabilities
Current portion of borrowings
21
2
2
Trade and other payables
25
1,737
1,476
Derivatives
30
7,948
5,184
Taxation
26
699
629
10,386
7,291
Non-current liabilities held for sale
19
56
–
10,442
7,291
Total liabilities
15,828
14,175
Total equity and liabilities
51,936
48,565
P

Company Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
For the year ended 31 December
Company – statement of cash flows
Figures in million
Notes
2009
2008
SA Rands
Cash flows from operating activities
Receipts from customers
12,832
12,786
Payments to suppliers and employees
(8,133)
(7,532)
Cash generated from operations
27
4,699
5,254
Dividends received from subsidiaries
1
543
538
Cash utilised by discontinued operations
–
(11)
Taxation paid
26
(148)
(53)
Cash utilised for hedge buy-back costs
–
(3,966)
Net cash inflow from operating activities
5,094
1,762
Cash flows from investing activities
Capital expenditure
– project capital
(566)
(616)
– stay-in-business capital
(2,669)
(2,191)
Proceeds from disposal of tangible assets
–
11
Proceeds from disposal of assets of discontinued operations
–
79
Proceeds on disposal of associate
–
382
Acquisition of associate and joint venture
(16)
–
Loans advanced to associate and joint venture
(17)
–
Associates’ loan repaid
3
–
Increase in cash restricted for use
(1)
(1)
Additional investment in subsidiaries
(3,108)
(9,433)
Intra-group loans repaid (advanced)
44
(368)
Interest received
157
281
Loans advanced
–
(3)
Repayment of loans advanced
1
–
Net cash outflow from investing activities
(6,172)
(11,859)
Cash flows from financing activities
Proceeds from issue of share capital
2,384
13,592
Share issue expenses
(84)
(421)
Repayment of borrowings
–
(2,000)
Finance costs paid
(31)
(199)
Dividends paid
Group 15
(392)
(324)
Intra-group dividends paid
(537)
(376)
Net cash inflow from financing activities
1,340
10,272
Net increase in cash and cash equivalents
262
175
Cash and cash equivalents at beginning of year
1,458
1,283
Cash and cash equivalents at end of year
18
1,720
1,458
P

Company Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Company financials
Company – statement of changes in equity
Share
Other
Cash flow
Actuarial
capital and
capital
Retained
hedge
(losses)
Total
Figures in million
premium        reserves
(1)
earnings
reserve
(2)
gains
equity
SA Rands
Balance at 31 December 2007
23,324                 156
(4,147)
(845)
(111)
18,377
Profit for the year
1,613
1,613
Comprehensive income (expense)
255
(224)
31
Total comprehensive income (expense)
–
–
1,613
255
(224)
1,644
Shares issued
14,924
14,924
Share-based payments for share awards
157
157
Deferred taxation thereon (note 24)
(12)
(12)
Dividends (group note 15)
(324)
(324)
Preference dividends
(376)
(376)
Balance at 31 December 2008
38,248
301
(3,234)
(590)
(335)
34,390
Loss for the year
(422)
(422)
Comprehensive income
409                  59
468
Total comprehensive (expense) income
–                  –
(422)
409                  59                46
Shares issued
2,416
2,416
Share-based payments for share awards
204
204
Deferred taxation thereon (note 24)
(19)
(19)
Dividends (group note 15)
(392)
(392)
Preference dividends
(537)
(537)
Balance at 31 December 2009
40,664
486
(4,585)
(181)
(276)
36,108
(1)
Other capital reserves comprise a surplus on disposal of company shares, held by companies prior to the formation of
AngloGold Ashanti Limited of R141m (2008: R141m) and equity items for share-based payments.
(2)
Cash flow hedge reserve represents the effective portion of fair value gains or losses in respect of cash flow hedges.
P

Company Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
For the year ended 31 December
Company – notes to the financial statements
Figures in million
2009
2008
SA Rands
1
Revenue
Revenue consists of the following principal categories:
Gold income
12,461
12,652
By-products (note 2)
363
144
Dividends received from subsidiaries (note 27)
543
538
Interest received (note 27)
– loans and receivables
5
4
– cash and cash equivalents
153
278
13,525
13,616
2
Cost of sales
Cash operating costs
(1)
7,222
6,322
By-products (note 1)
(363)
(144)
6,859
6,178
Other cash costs
40
34
Total cash costs
6,899
6,212
Retrenchment costs (note 7)
77
72
Rehabilitation and other non-cash costs
(3)
98
Production costs
6,973
6,382
Amortisation of tangible assets (notes 6, 9 and 27)
2,217
1,903
Total production costs
9,190
8,285
Inventory change
(29)
11
9,161
8,296
(1)
Cash operating costs comprises:
– salaries and wages
3,832
3,379
– stores and other consumables
1,876
1,603
– fuel, power and water
970
775
– contractors
107
103
– services and other charges
437
462
7,222
6,322
3
Other operating expenses (income)
Pension and medical defined benefit provisions
41
(9)
4
Operating special items
Impairment net of reversals of tangible assets (notes 9 and 19)
200
136
Loss on disposal and derecognition of land, mineral rights and tangible assets
113
53
Impairment of Pamodzi Gold debtor
66
–
Loan waived
3
–
Insurance claim recovery
(79)
(28)
Loss on disposal of investment
–
38
ESOP costs resulting from rights offer (group note 11)
–
76
Profit on disposal of investment in Nufcor International Limited
(1)
–
(364)
303
(89)
(1)
On 27 June 2008, AngloGold Ashanti Limited sold its 50% interest in Nufcor International Limited, a London-based uranium marketing, trading and advisory business to Constellation Energy Commodities Group for net proceeds of R382m and realised a profit of R364m.
P

Company Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Company financials
For the year ended 31 December
Company – notes to the financial statements
Figures in million
2009
2008
SA Rands
5
Finance costs and unwinding of obligations
Finance costs on corporate bond
(1)
–
141
Finance lease charges
25
25
Other
9
6
34
172
Amounts capitalised (note 9)
–
(38)
34
134
Unwinding of decommissioning obligation (note 22)
33
41
Unwinding of restoration obligation (note 22)
22
17
(note 27)
89
192
(1)
Finance costs have been determined using the effective interest rate method.
6
(Loss) profit before taxation
(Loss) profit before taxation is arrived at after taking account of:
Auditors’ remuneration
– audit fees
44
32
– over provision prior year
(3)
(1)
– other assurance services
4
11
45
42
Amortisation of tangible assets
– owned assets
2,200
1,887
– leased assets
17
16
(notes 2, 9 and 27)
2,217
1,903
Grants for educational and community development
25
24
Operating lease charges
139
111
7
Employee benefits
Employee benefits including executive directors’ salaries and other benefits
4,785
4,158
Health care and medical scheme costs
– current medical expenses
362
326
– defined benefit post-retirement medical expenses
79
95
Pension and provident plan costs
– defined contribution
307
263
– defined benefit pension plan
23
(26)
Retrenchment costs (note 2)
77
72
Share-based payment expense
(1)
256
270
Included in cost of sales, other operating expenses (income), operating special items and corporate administration and other expenses
5,889
5,158
Actuarial defined benefit plan expense analysis
Defined benefit post-retirement medical
– current service cost
4
6
– interest cost
75
89
79
95
P

Company Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Figures in million
2009
2008
SA Rands
7
Employee benefits (continued)
Actuarial defined benefit plan expense analysis (continued)
Defined benefit pension plan
– current service cost 51 49
– interest cost 137 139
– expected return on plan assets (165) (214)
23 (26)
Actual return on plan assets
– South Africa defined benefit pension plan 264 (61)
Refer to the Remuneration report for details of directors’ emoluments.
(1)
Details of the equity-settled share-based payment arrangements of the group have been disclosed in group note 11. These arrangements consist of awards by the company to employees of various group companies. The income statement expense of R256m
(2008: R270m) for the company is only in respect of awards made to employees of the company.
8
Taxation
Current taxation
Mining tax
(1)
153 –
Non-mining tax
(2)
33 31
Under provision prior year 32 43
(note 26) 218 74
Deferred taxation
Temporary differences
(3)
534 (159)
Unrealised non-hedge derivatives and other commodity contracts (1,451) 841
Change in estimated deferred tax rate
(4)
(156) 62
Change in statutory tax rate – (70)
(note 24) (1,073) 674
(855) 748
Tax reconciliation
A reconciliation of the effective tax rate charged in the income statement to the prevailing mining and non-mining tax rate is set out in the following table:
% %
Effective tax rate 67 35
Disallowable items (4) 5
Exchange variation and translation adjustments (6) –
Dividends received (15) (9)
Impact of prior year under provisions 2 2
Change in estimated deferred tax rate
(4)
(12) 3
Change in statutory tax rate – (3)
Other 3 2
Estimated corporate tax rate
(5)
35 35
(1)
There was no mining tax charge in 2008 as the mining income was primarily offset by the non-mining losses from the accelerated non-hedge derivative buy-backs.
P

Company Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Company financials
For the year ended 31 December
Company – notes to the financial statements
8
Taxation (continued)
(2)
Non-mining income is taxed at the higher non-mining tax rate of 35% (2008: 35%) as the company has elected to be exempt from STC. Companies who elected to be subject to STC are taxed at the lower company tax rate of 28% (2008: 28%) for non-mining taxation purposes.
(3)
Included in temporary differences is a tax credit on the derecognition of tangible assets and impairments in respect of held for sale assets of R61m (2008: R75m).
(4)
The mining operations are taxed on a variable rate that increases as profitability increases. The tax rate used to calculate deferred tax is based on the company’s current estimate of future profitability when temporary differences will reverse.
Depending on the profitability of the operations, the tax rate can consequently be significantly different from year to year. The change in the estimated deferred tax rate at which the temporary differences will reverse amounts to a tax credit of R156m
(2008: tax charge of R62m).
(5)
Mining tax on mining income is determined according to a formula based on profit and revenue from mining operations. The company has elected to be exempt from STC and is taxed at a higher rate of company tax for mining and non-mining income tax purposes.
All mining capital expenditure is deducted to the extent that it does not result in an assessed loss and depreciation is ignored when calculating the mining income. Capital expenditure not deducted from mining income is carried forward as unredeemed capital to be deducted from future mining income. The company operates under two tax paying operations, Vaal River
Operation and West Wits Operation. Under ring-fencing legislation, each operation is treated separately and deductions can only be utilised against income generated by the relevant tax operation.
The formula for determining the mining tax rate is:
Y = 43 – 215/X (2008: Y = 43 – 215/X)
where Y is the percentage rate of tax payable and X is the ratio of mining profit net of any redeemable capital expenditure to mining revenue expressed as a percentage.
The maximum statutory mining tax rate is 43% (2008: 43%), non-mining statutory tax rate 35% (2008: 35%) and statutory company tax rate 28% (2008: 28%).
9
Tangible assets
Mine
Mineral
Assets
develop-
Mine
rights
under
Land
ment
infra-
and              con-
and
Figures in million
costs
structure
dumps        struction
(1)
buildings
Total
SA Rands
Cost
Balance at 1 January 2008
18,490
4,689
545
491
265
24,480
Additions
–
project
capital
252
4
–               322
–              578
– stay-in-business capital
1,950
241
–
–
–
2,191
Disposals
–                (2)
–                   –                   –                (2)
Transfers and other movements
(2)
(56)
(1,017)
156                  –                    –
(917)
Finance costs capitalised (note 5)
38
–
–
–
–
38
Balance at 31 December 2008
20,674
3,915                701               813                265
26,368
Accumulated amortisation
Balance at 1 January 2008
8,233
2,744
194
–
12
11,183
Amortisation for the year (notes 2, 6
and
27)
1,702
159                  25                   –                 17
1,903
Impairment (note 4)
(3)
159                    –                   –                   –                  –
159
Impairment reversal (note 4)
(3)
(23)
–                   –                   –                  –
(23)
Transfers and other movements
(2)
(29)
(894)
  56                   –                  –
(867)
Balance at 31 December 2008
  10,042             2,009               275
–
29
12,355
Net book value at 31 December 2008
  10,632
  1,906               426                813               236
14,013
P

Company Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
9
Tangible assets (continued)
Mine
Mineral
Assets
develop-
Mine
rights
under
Land
ment
infra-
and              con-
and
Figures in million
costs
structure
dumps        struction
(1)
buildings
Total
SA Rands
Cost
Balance at 1 January 2009 20,674
3,915                 701              813                 265
26,368
Additions
– project capital
294                   2                   –
270                    –
566
– stay-in-business capital 2,453
216                    –                  –                    –
2,669
Transfers and other movements
(2)
(2,018) (143) (156)
–                    –
(2,317)
Balance at 31 December 2009 21,403 3,990 545 1,083 265 27,286
Accumulated amortisation
Balance at 1 January 2009
10,042              2,009                275
– 29 12,355
Amortisation for the year (notes 2, 6
and 27) 2,037
141                  22                   –                 17
2,217
Transfers and other movements
(2)
(1,334) (35) (56)
–                (1)
(1,426)
Balance at 31 December 2009 10,745 2,115 241 – 45 13,146
Net book value at 31 December 2009 10,658 1,875 304 1,083 220 14,140
Included in land and buildings are assets held under finance leases with a net book value of R201m (2008: R218m).
The majority of the leased assets are pledged as security for the related finance lease.
No assets are encumbered by project finance.
The capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation is 10.65% for 2008. There are no finance costs capitalised in 2009.
A register containing details of properties is available for inspection by shareholders or their duly authorised agents during business hours at the registered office of the company.
(1)
Assets under construction account for expenditures recognised in the carrying amount of property, plant and equipment in the course of its construction. The 2008 amounts were reclassified to include the effect of separate disclosure to enhance disclosure of tangible assets.
(2)
Transfers and other movements comprise amounts from changes in estimates of decommissioning assets, asset reclassifications and transfers to/from non-current assets held for sale.
In 2009, transfers to non-current assets held for sale comprised:
•
assets with a net book value of R704m relating to Tau Lekoa were transferred to non-current assets held for sale.
In 2008, transfers to/from non-current assets held for sale comprised:
•
assets with a net book value of R22m relating to the discontinued operations were transferred to non-current assets held for sale and disposed of during 2008; and
•
assets with a net book value of R100m relating to Weltevreden were transferred from non-current assets held for sale to tangible assets held for use.
P

Company Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Company financials
For the year ended 31 December
Company – notes to the financial statements
Figures in million
2009
2008
SA Rands
9
Tangible assets (continued)
(3)
Impairment and impairment reversal include the following:
Below 120 level at TauTona – mine development costs
–
159
Due to a change in the mine plan resulting from safety-related concerns following seismic activity, a portion of the below 120 level development had been abandoned and will not generate future cash flows.
East of Bank Dyke at TauTona – mine development cost
–
(23)
Due to a re-assessment of the mine plan, the East of Bank Dyke access development had become economically viable. The increased gold price will generate future cash flows, and as a result, the impairment raised during 2005 was partially reversed.
–
136
The impairment calculation methodology is included in group note 16.
10 Investments in associates and joint venture
The carrying value of investments in associates and joint venture can be analysed as follows:
Carrying value of investment in associates
25
15
Loans advanced to associates
(1)
17
15
Loan advanced to joint venture
(2)
12
–
54
30
In 2009 and 2008, the Margaret Water Company investment was impaired. The impairment tests considered the investment's fair value and anticipated future cash flows. Impairments of R4m (2008: R4m) were recorded.
(1)
Loans advanced to associates consist of R12m (2008: R15m) to Oro Group (Pty) Limited and R5m (2008: nil) to Orpheo
(Pty) Limited. The Oro Group (Pty) Limited loan bears interest at a rate determined by the Oro Group (Pty) Limited's board of directors and is repayable at their discretion. The Orpheo (Pty) Limited loan is unsecured, interest free and there are no fixed terms of repayment.
(2)
Loan advanced to AuruMar (Pty) Limited has no fixed terms of repayment.
Investments in associates comprises:
2009
2008
Effective
Name
%
%
Description
Oro Group (Pty) Limited
(1)
25
25
Manufacture and wholesale of jewellery.
Margaret Water Company
33.3
33.3
Pumping of underground water in the Vaal River Region.
Orpheo (Pty) Limited
33.3
–
Design, manufacture and wholesale of jewellery.
Wonder Wise Holdings Limited
25
–
Marketing and wholesale of jewellery.
(1)
Equity accounting is based on results to 30 September 2009, adjusted for material transactions.
Investment in joint venture comprises:
2009
2008
Effective
Name
%
%
Description
AuruMar (Pty) Limited
50
–
Global exploration of marine deposits containing gold as
the primary mineral.
P

Company Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Figures in million
2009
2008
SA Rands
11 Investment in subsidiaries
Shares at cost:
Advanced Mining Software Limited
2 2
AGRe Insurance Company Limited 14 14
AngloGold Ashanti Americas Investments Limited 849 849
AngloGold Ashanti USA Incorporated 2,722 2,722
AngloGold Ashanti Holdings plc 27,677 23,953
AngloGold Namibia (Pty) Limited 51 51
AngloGold Offshore Investments Limited 327 327
Eastvaal Gold Holdings Limited 917 917
Nuclear Fuels Corporation of SA (Pty) Limited 7 7
Rand Refinery Limited
(1)
116 116
Xinjiang Yunhai Mining Company Limited – 10
Gansu Jinchanggou Mining Company Limited 15 15
32,697 28,983
(1)
The statutory year-end of Rand Refinery Limited is 30 September. The management accounts of Rand Refinery Limited have been included in the group’s results for the year ended 31 December 2009.
In terms of IAS 27, the Environmental Rehabilitation Trust Fund is deemed to be a subsidiary
(note 14).
12 Other investments
Unlisted investments
Available for sale
Balance at beginning of year
(1)
2 2
Balance at end of year 2 2
Available for sale unlisted investments consist primarily of the Chamber of Mines Building
Company Limited.
Held to maturity
Balance at beginning of year
14 14
Balance at end of year 14 14
Total other investments (note 30) 16 16
The investment held to maturity consists of the Gold of Africa Museum.
(1)
There is no active market for the unlisted equity investments and fair value cannot be reliably measured. The unlisted equity investments are carried at cost. The company does not intend to sell the investments in the foreseeable future.
P

Company Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Company financials
For the year ended 31 December
Company – notes to the financial statements
Figures in million
2009
2008
SA Rands
13 Inventories
Work in progress
– gold in process
253 277
Finished goods
– gold doré/bullion
33 4
– by-products 233 202
Total metal inventories 519 483
Mine operating supplies 155 186
Total inventories
(1)
674 669
(1)
The amount of the write-down of gold in process, gold doré/bullion, by-products and mine operating supplies to net realisable value, and recognised as an expense is R1m
(2008: R1m). This expense is included in cost of sales which is disclosed in note 2.
14 Investment in Environmental Rehabilitation Trust Fund
Balance at beginning of year 294 294
Balance at end of year 294 294
The fund is managed by Rand Merchant Bank and invested mainly in equities, government long bonds and other fixed-term deposits.
15 Intra-group balances
Advanced Mining Software Limited (10) (18)
AngloGold Ashanti Americas Investments Limited (52) (66)
AngloGold Ashanti Australia Limited 13 12
AngloGold Ashanti Brasil Mineração Ltda 23 21
AngloGold Ashanti (Ghana) Limited 85 109
AngloGold Ashanti Health (Pty) Limited 3 22
AngloGold Ashanti Holdings plc (556) (709)
AngloGold Ashanti (Iduapriem) Limited 9 17
AngloGold Ashanti North America Inc 18 13
AngloGold Namibia (Pty) Limited 4 4
AngloGold Offshore Investments Limited (5) (6)
AngloGold South America Limited (202) (256)
Ashanti Goldfields Kilo Scarl 6 9
Cerro Vanguardia S.A. 2 2
Eastvaal Gold Holdings Limited (604) (606)
Gansu Jinchanggou Mining Company Limited – (5)
Geita Gold Mining Limited 88 41
Masakhisane Investment Limited – 1
Mineração Serra Grande S.A. 3 –
Nuclear Fuels Corporation of SA (Pty) Limited 86 58
Société Ashanti Goldfields de Guinée S.A. 28 38
Société d’Exploitation des Mines d’Or de Sadiola S.A. – 2
(1,061) (1,317)
Included in the statement of financial position as follows:
Non-current assets
387 388
Non-current liabilities (1,448) (1,705)
(1,061) (1,317)
During 2009, loans to the joint ventures of R4m (2008: R3m) were reclassified to trade and other receivables (note 17).
P

Company Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Figures in million
2009
2008
SA Rands
16 Other non-current assets
AngloGold Ashanti Limited Pension Fund (note 23) 38 –
Loans and receivables
Loan repayable between 31 December 2009 and 31 December 2011 bearing interest at
3% per annum 5 7
Other non-interest bearing loans and receivables – repayable on various dates 2 3
45 10
Current portion of other non-current assets included in current assets (1) –
44 10
17 Trade and other receivables
Non-current
Other debtors 136 140
Amounts due from related parties (note 15) 4 3
140 143
Current
Trade debtors 92 24
Prepayments and accrued income 15 192
Recoverable tax, rebates, levies and duties 111 72
Amounts due from related parties 35 40
Interest receivable 12 10
Other debtors 23 48
288 386
Total trade and other receivables 428 529
Current trade debtors are non-interest bearing and are generally on terms less than 90 days.
As at 31 December 2009, trade receivables were impaired by R79m (2008: R12m).
18 Cash and cash equivalents
Cash and deposits on call 715 528
Money market instruments 1,005 930
(note 30) 1,720 1,458
19 Non-current assets and liabilities held for sale
Effective 17 February 2009, the interest in the Tau Lekoa mine together with the adjacent Weltevreden, Jonkerskraal and
Goedgenoeg project areas in South Africa were classified as held for sale. Tau Lekoa was previously recognised as a combination of tangible assets, current assets and current and long-term liabilities. The company has agreed to sell Tau Lekoa, subject to conditions precedent usual to a transaction of this nature, to Simmer and Jack Mines Limited (Simmers).
Purchase consideration consists of two components: an initial cash payment or combination of cash payments and Simmers shares together with future royalty payments.
The effective date will occur on the later of 1 January 2010, or the first day in the calendar month following the fulfilment of all conditions precedent to the transaction. The company will continue to operate Tau Lekoa until the effective date with appropriate joint management arrangements with Simmers.
P

Company Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Company financials
For the year ended 31 December
Company – notes to the financial statements
Figures in million
2009
2008
SA Rands
19 Non-current assets and liabilities held for sale (continued)
Following the classification of Tau Lekoa as held for sale, an impairment loss of R200m was recognised in 2009 to reduce the carrying amount of the disposal group to the fair value less costs to sell (note 4).
529 –
529 –
Non-current liabilities held for sale relating to Tau Lekoa being classified as held for sale. 56 –
56 –
20 Share capital and premium
Share capital
Authorised
600,000,000 (2008: 400,000,000) ordinary shares of 25 SA cents each
150 100
4,280,000 E ordinary shares of 25 SA cents each 1 1
2,000,000 A redeemable preference shares of 50 SA cents each 1 1
5,000,000 B redeemable preference shares of 1 SA cent each – –
152 102
Issued and fully paid
362,240,669 (2008: 353,483,410) ordinary shares of 25 SA cents each
(1)
90 88
3,794,998 (2008: 3,966,941) E ordinary shares of 25 SA cents each 1 1
2,000,000 (2008: 2,000,000) A redeemable preference shares of 50 SA cents each 1 1
778,896 (2008: 778,896) B redeemable preference shares of 1 SA cent each – –
92 90
Share premium
Balance at beginning of year
38,158 23,253
Ordinary shares issued 2,436 14,927
E ordinary shares cancelled (22) (22)
Balance at end of year 40,572 38,158
Share capital and premium 40,664 38,248
(1)
During September 2009, AngloGold Ashanti Limited issued 7,624,162 ordinary shares at an issue price of R288.32 per share in terms of an equity offering. Total proceeds of R2.2bn was received. During July 2008, 69,470,442 rights offer shares were issued at a subscription price of R194.00 per share. Total proceeds of R13.5bn were raised.
The rights and restrictions applicable to the A and B redeemable preference shares:
A redeemable preference shares are entitled to:
•
an annual dividend, after payment in full of the annual dividend on the B preference shares, equivalent to the balance of after tax profits from mining the Moab Mining Right Area; and
•
on redemption, the nominal value of the shares and a premium per share equal to the balance of the net proceeds from disposal of assets relating to the Moab Mining Right Area, after redemption in full of the B preference shares payments of the nominal value of the A preference shares.
B redeemable preference shares are entitled to:
•
an annual dividend limited to a maximum of 5% of their issue price from the period that profits are generated from the Moab
Mining Right Area; and
•
on redemption, the nominal value of the shares and a premium of up to R249.99 per share provided by the net proceeds from disposal of the assets relating to the Moab Mining Right Area.
The Moab Mining Right Area consists of the Moab Khotsong mine operations.
The B preference shares will only be redeemable from any net proceeds remaining after the disposal of the Moab Mining Right
Area following permanent cessation of mining activities. The maximum redemption price will be R250 per share.
In the event of any surplus remaining after the redemption in full of the B preference shares, the A preference shares will be redeemable at such value as would cover the outstanding surplus.
P

Company Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Figures in million
2009
2008
SA Rands
21 Borrowings
Secured
Finance leases
Turbine Square Two (Pty) Limited
258 254
The leases are capitalised at an implied interest rate of 9.8% per annum. Lease payments are due in monthly instalments terminating in March 2022 and are rand-based. The buildings financed are used as security for these loans.
Vehicle leases – 1
Interest is charged at a rate of 15.5% per annum. Loans are repayable in monthly instalments terminating in February 2011 and are rand-based. The vehicles financed are used as security for these loans.
Total borrowings (note 30) 258 255
Current portion of borrowings included in current liabilities (2) (2)
Total long-term borrowings 256 253
Amounts falling due
Within one year
2 2
Between two and five years 15 107
After five years 241 146
(note 30) 258 255
Undrawn facilities
There were no undrawn borrowing facilities as at 31 December 2009 (2008: nil).
22 Environmental rehabilitation provisions
Provision for decommissioning
Balance at beginning of year
457 493
Change in estimates
(1)
(86) (75)
Transfer of liability to assets held for sale (21) –
Unwinding of decommissioning obligation (note 5) 33 41
Utilised during the year – (2)
Balance at end of year 383 457
Provision for restoration
Balance at beginning of year
440 389
Charge to income statement 13 72
Change in estimates
(1)
(61) (19)
Transfer of liability to assets held for sale (13) –
Unwinding of restoration obligation (note 5) 22 17
Utilised during the year (15) (19)
Balance at end of year 386 440
Total environmental rehabilitation provisions 769 897
(1)
The change in estimates relates to changes in laws and regulations governing the protection of the environment and factors relating to rehabilitation estimates and a change in the quantities of material in reserves and a corresponding change in the life of mine plan. These provisions are expected to unwind beyond the end of the life of mine.
P

Company Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Company financials
For the year ended 31 December
Company – notes to the financial statements
Figures in million
2009
2008
SA Rands
23 Provision for pension and post-retirement benefits
Defined benefit plans
The company has made provision for pension, provident and medical schemes covering substantially all employees. The retirement schemes consist of the following:
AngloGold Ashanti Limited Pension Fund (asset) liability (group note 29)
(38)
100
Post-retirement medical scheme for AngloGold Ashanti Limited South African employees
(group note 29)
1,095
1,070
1,057
1,170
Transferred to other non-current assets (note 16):
– AngloGold Ashanti Limited Pension Fund
38
–
1,095
1,170
24 Deferred taxation
Deferred taxation relating to temporary differences is made up as follows:
Liabilities
Tangible assets
5,044
4,965
Inventories
47
103
Other
5
4
5,096
5,072
Assets
Provisions
738
790
Derivatives
2,451
1,220
Tax losses
11
340
Other
78
98
3,278
2,448
Net deferred taxation liability
1,818
2,624
The movement on the deferred tax balance is as follows:
Balance at beginning of year
2,624
1,888
Income statement movement (note 8)
(1,073)
674
Discontinued operations (group note 13)
–
(5)
Taxation on items included in other comprehensive income
248
55
Taxation on cost of ESOP Share Trust establishment
19
12
Balance at end of year
1,818
2,624
25 Trade and other payables
Trade creditors
630
540
Accruals
1,107
702
Unearned premiums on normal sale exempted contracts
–
234
1,737
1,476
Trade and other payables are non-interest bearing and are normally settled within 60 days.
P

Company Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Figures in million
2009
2008
SA Rands
26 Taxation
Balance at beginning of year 629 591
Payments during the year (148) (53)
Provision during the year (note 8) 218 74
Discontinued operations (group note 13) – 17
Balance at end of year 699 629
27 Cash generated from operations
(Loss) profit before taxation (1,277) 2,163
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts 4,146 1,511
Amortisation of tangible assets (notes 2, 6 and 9) 2,217 1,903
Finance costs and unwinding of obligations (note 5) 89 192
Environmental rehabilitation and other expenditure (85) 35
Operating special items 389 (89)
Interest received (note 1) (158) (282)
Dividends received from subsidiaries (note 1) (543) (538)
Foreign currency translation on intergroup loans (221) 289
Other non-cash movements 123 157
Movements in working capital 19 (87)
4,699 5,254
Movements in working capital:
Increase in inventories (30) (193)
Decrease (increase) in trade and other receivables 20 (57)
Increase in trade and other payables 29 163
19 (87)
28 Related parties
Material related party transactions were as follows:
Sales and services rendered to related parties
Joint ventures 155 95
Associates (1) –
Subsidiaries 397 346
Purchases and services acquired from related parties
Associates 16 15
Subsidiaries 290 334
Outstanding balances arising from sale of goods and services and other loans due by related parties
Joint ventures 34 35
Associates 34 22
Subsidiaries 681 683
Outstanding balances arising from purchases of goods and services and other loans owed to related parties
Subsidiaries 1,448 1,705
Amounts owed to/due by related parties are unsecured and non-interest bearing. Terms relating to associate and joint venture related parties are detailed in note 10.
P

Company Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Company financials
For the year ended 31 December
Company – notes to the financial statements
Figures in million
2009
2008
SA Rands
28 Related parties (continued)
Management fees, royalties, interest and net dividends from subsidiaries amounts to R40m
(2008: R174m). In 2009, dividends of R1m (2008: R102m) were received from AngloGold
Ashanti Holdings plc.
The group has refining arrangements with various refineries around the world including Rand
Refinery Limited (Rand Refinery) in which it holds a 53% interest. Rand Refinery refines all of the group’s South African gold production and some of the group’s African (excluding
South Africa) gold production. Rand Refinery charges AngloGold Ashanti Limited a refining fee.
The company received R68m from its insurance subsidiary, AGRe Insurance Company
Limited, during the year with regard to insurance claims.
Doubtful debts expensed during the year amounted to R13m (2008: R12m).
Details of guarantees to related parties are included in note 29.
Shareholders
The top 20 shareholders of the company are detailed on page 359.
Refer to page 345 for the list of principal subsidiaries and operating entities.
Directors and other key management personnel
Details relating to directors’ emoluments and shareholdings in the company are disclosed in the Remuneration and Directors’ reports. (Detailed from page 196).
Compensation to key management personnel included the following:
– short-term employee benefits
92
79
– post-employment benefits
13
2
– share-based payments
23
3
128
84
29 Contractual commitments and contingencies
Operating leases
At 31 December 2009, the company was committed to making the following payments in respect of operating leases for amongst others, the hire of plant and equipment and land and buildings. Certain contracts contain renewal options and escalation clauses for various periods of time.
Expiry:
– within one year
18
127
– between one and two years
–
17
P

Company Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
29 Contractual commitments and contingencies (continued)
Finance leases
The company has finance leases for buildings and motor vehicles. The building leases have terms of renewal but no purchase options and escalation clauses. The motor vehicle leases have no purchase option and have escalation clauses. Renewals are at the option of the lessee. Future minimum lease payments under finance lease contracts together with the present value of the net minimum lease payments are as follows:
Present
Present
Minimum
value of
Minimum
value of
payments
payments
payments
payments
Figures in million
2009
2008
SA Rands
Within one year
25                      –
25                     –
After one year but not more than five years
117                     18
110                      9
More than five years
349                   240
383                   249
Total minimum lease payments
491                    258
518                   258
Amounts representing finance charges (233) – (260) –
Present value of minimum lease payments
258                    258
258                   258
Figures in million
2009
2008
SA Rands
Capital commitments
Acquisition of tangible assets
Contracted for 506 254
Not contracted for 4,676 5,201
Authorised by the directors 5,182 5,455
Allocated to:
Project capital
– within one year 244 1,646
– thereafter 1,082 658
1,326 2,304
Stay-in-business capital
– within one year 3,284 2,742
– thereafter 572 409
3,856 3,151
Purchase obligations
Contracted for
– within one year 95 87
Purchase obligations represent contractual obligations for the purchase of mining contract services, supplies, consumables, inventories, explosives and activated carbon.
To service these capital commitments, purchase obligations and other operational requirements, the company is dependent on existing cash resources, cash generated from operations and borrowing facilities.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.
The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the company’s covenant performance indicates that existing financing facilities will be available to meet the commitments detailed above. To the extent that any of the financing facilities mature in the near future, the company believes that sufficient measures are in place to ensure that these facilities can be refinanced.
P

Company Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Company financials
For the year ended 31 December
Company – notes to the financial statements
29 Contractual commitments and contingencies (continued)
Summary of contracted uranium sales as at 31 December 2009
Refer to group note 35 for a summary of contracted uranium sales.
Liabilities
Liabilities
Guarantees
included on
Guarantees
included on
and
the statement
and
the statement
contin-
of financial
contin-
of financial
gencies
position
gencies
position
Figures in million
2009
2008
SA Rands
Contingent liabilities
Groundwater pollution – South Africa
(1)
–                      –
–                      –
Deep groundwater pollution – South Africa
(2)
–                      –
–                      –
Contingent asset
Insurance claim – Savuka Gold Mine
(3)
–                      –
–                      –
Guarantees
Financial guarantees
Convertible bond
(4)
5,446                    400
9,455                       –
Syndicated loan facility
(5)
8,550                      30
10,873                      61
Term facility
(6)
1,859                      24
–                      –
Oro Group (Pty) Limited
(7)
100                        –
100                       –
Hedging guarantees
(8)
Ashanti Treasury Services
(9)
3,293                        –
9,335                       –
Geita Management Company
(10)
3,213                        –
3,129                       –
AngloGold South America
(11)
1,071                        –
1,142                       –
AngloGold USA Trading Company
(11)
1,679                        –
1,667                       –
Cerro Vanguardia S.A.
(11)
–                       –
267                       –
25,211                      454
35,968                       61
Contingent liabilities
(1)
The company has identified groundwater contamination plumes at its Vaal River and West Wits operations in South Africa, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken since 2002 to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The company has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvement in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but are not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination at all South African operations.
Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.
(2)
The company has identified a flooding and future pollution risk posed by deep groundwater in the Klerksdorp and Far West
Rand gold fields. Various studies have been undertaken by AngloGold Ashanti since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, the Department of Mineral Resource and affected mining companies are involved in the development of a “Regional Mine Closure Strategy”. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.
Contingent asset
(3)
On 22 May 2009 an insurable event occurred at Savuka Gold Mine. The amounts due from the insurers are subject to a formula based on lost production, average gold price and average exchange rates subject to various excesses and the production and the preparation of supportable data. The insurable amount is not yet determinable, but management expects that it is likely to exceed R297m and will be received during the first half of 2010.
Guarantees
(4)
The company has guaranteed all payments and other obligations of AngloGold Ashanti Holdings Finance plc regarding the convertible bonds amounting to R5,446m issued during 2009, with a maturity date of 22 May 2014 and a fixed coupon of
3.5% payable semi-annually. The company also guaranteed all payments and other obligations of AngloGold Ashanti
Holdings plc regarding the convertible bonds amounting to R9,455m issued during 2004, which had a fixed coupon of
2.375% payable semi-annually and matured on 27 February 2009. The company’s obligations regarding the guarantees will be direct, unconditional and unsubordinated.
P

Company Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
29 Contractual commitments and contingencies (continued)
Guarantees (continued)
(5)
The company has guaranteed all payments and other obligations of the wholly owned subsidiaries AngloGold Ashanti
Holdings plc, AngloGold Ashanti Australia Limited and AngloGold Ashanti USA Incorporated regarding the $1,150m syndicated loan facility.
(6)
The company has guaranteed all payments and other obligations of the wholly owned subsidiary AngloGold Ashanti
Holdings plc regarding the $250m term facility.
(7)
The company has provided surety in favour of the lender in respect of gold loan facilities to wholly owned subsidiaries of
Oro Group (Pty) Limited, an affiliate of the company. The company has a total maximum liability, in terms of the suretyships, of R100m (2008: R100m). The probability of the non-performance under the suretyships is considered minimal.
(8)
Included in amounts stated are NPSE accounted contracts fair valued at nil (2008: R6,326m).
(9)
The company, together with its wholly owned subsidiary, AngloGold Ashanti Holdings plc, has provided guarantees to several counterparty banks for the hedging commitment of its wholly owned subsidiary Ashanti Treasury Services Limited (ATS).
(10)
The company together with its wholly owned subsidiary, AngloGold Ashanti Holdings plc have issued hedging guarantees to several counterparty banks in which they have guaranteed the due performance by the Geita Management Company
Limited (GMC) of its obligations under or pursuant to the hedging arrangements entered into by GMC, and to the payment of all money owing or incurred by GMC as and when due.
(11)
The company has issued gold delivery guarantees to several counterparty banks in which it guarantees the due performance of its subsidiaries AngloGold USA Trading Company, AngloGold South America Limited and Cerro Vanguardia
S.A. under their respective gold hedging agreements.
30 Financial risk management activities
In the normal course of its operations, the company is exposed to gold price, other commodity price, foreign exchange, interest rate, liquidity, equity price and credit risks. In order to manage these risks, the company may enter into transactions which make use of both on- and off-balance sheet derivatives. The company does not acquire, hold or issue derivatives for trading purposes. The company has developed a comprehensive risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterpart limits and controlling and reporting structures.
Controlling risk in the company
The Executive Committee and the Treasury Committee are responsible for risk management activities within the company. The
Treasury Committee, chaired by the independent chairman of the AngloGold Ashanti Limited Audit and Corporate Governance
Committee, comprising executive members and treasury executives, reviews and recommends to the Executive Committee treasury counterparts, limits, instruments and hedge strategies. The treasurer is responsible for managing gold and other commodity price, foreign exchange, interest rate, liquidity and credit risks. Within the treasury function, there is an independent risk function, which monitors adherence to treasury risk management policy and counterpart limits and provides regular and detailed management reports.
The financial risk management objectives of the company are defined as follows:
•
safeguarding the company’s core earnings stream from its major assets through the effective control and management of gold price risk, other commodity risk, foreign exchange risk and interest rate risk;
•
effective and efficient usage of credit facilities in both the short and long term through the adoption of reliable liquidity management planning and procedures;
•
ensuring that investment and hedging transactions are undertaken with creditworthy counterparts; and
•
ensuring that all contracts and agreements related to risk management activities are coordinated, consistent throughout the company and that they comply where necessary with all relevant regulatory and statutory requirements.
Gold price and foreign exchange risk
Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold. The gold market is predominately priced in US dollars which exposes the company to the risk that fluctuations in the
SA rand/US dollar exchange rate may also have an adverse effect on current or future earnings. The company is also exposed to certain by-product commodity price risk.
A number of products, including derivatives, are used to manage the gold price and foreign exchange risks that arise out of the company’s core business activities. Forward sales contracts and call and put options are used by the company to manage these risks. At year-end, the volume of outstanding net forward sales contracts was 1,189kg (2008: net forward purchase contracts was 5,846kg). The volume of outstanding net call options sold was 44,742kg (2008: 60,761kg) and the volume of outstanding net put options sold was 15,381kg (2008: 11,182kg).
P

Company Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Company financials
For the year ended 31 December
Company – notes to the financial statements
30 Financial risk management activities (continued)
Gold price and foreign exchange risk (continued)
As the company does not enter into financial instruments for trading purposes, the risks inherent to financial instruments are always offset by the underlying risk being hedged. The company further manages such risks by ensuring that the level of hedge cover does not exceed expected sales in future periods, that the tenor of instruments does not exceed the life of mine and that no basis risk exists.
Cash flow hedges
The company’s cash flow hedges consist of commodity forward contracts that are used to protect against exposures to variability in future commodity cash flows. The amounts and timing of future cash flows are projected for each portfolio of financial assets and liabilities on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults. The contractual cash flows across all portfolios over time form the basis for identifying gains and losses on the effective portions of derivatives designated as cash flow hedges of forecast transactions. Gains and losses are initially recognised directly in other comprehensive income and are transferred to earnings as gold income when the forecast transactions affect the income statement.
The cash flow hedge forecast transactions are expected to occur in the next year, in line with the maturity dates of the hedging instruments and will affect profit and loss simultaneously in an equal and opposite way.
The gains and losses on ineffective portions of such derivatives are recognised immediately in the income statement. During the year to 31 December 2009, a loss of R22m (2008: R20m) was recognised on non-hedge derivatives and other commodities in the income statement due to hedge ineffectiveness.
Non-hedge derivatives
Loss on non-hedge derivatives and other commodity contracts is summarised as follows:
Figures in million
2009
2008
SA Rands
Loss on non-hedge derivatives and other commodity contracts
(4,090)
(1,743)
Unrealised gain on other commodity physical borrowings
–
74
Provision reversed for loss on future deliveries and other commodities
–
37
Loss on non-hedge derivatives and other commodity contracts per the income statement
(4,090)
(1,632)
Loss on non-hedge derivatives and other commodity contracts was R4,090m in 2009 compared to a loss of R1,632m in the previous year. The loss is as a result of the revaluation of non-hedge derivatives resulting from changes in the prevailing spot gold price, exchange rates, interest rates, volatilities and credit risk compared to the previous year. The realised loss as a result of accelerated settlement of non-hedge derivatives was nil in 2009 (2008: R3,882m) and was due to the hedge buy-backs that were effected during the prior year.
P

Company Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
30 Financial risk management activities (continued)
Net open hedge position as at 31 December 2009
The marked-to-market value of derivatives, irrespective of accounting designation, making up the hedge position was R6.98bn as at 31 December 2009 (as at 31 December 2008: R8.03bn). These values were based on a gold price of $1,102 per ounce, an exchange rate of $1 = R7.4350 and the prevailing market interest rates and volatilities at 31 December 2009. The values as at 31 December 2008 were based on a gold price of $872 per ounce, an exchange rate of $1 = R9.4550 and the market interest rates and volatilities prevailing at that date.
The table below reflects the hedge position as at 31 December 2009.
Summary: All open contracts in the company’s commodity hedge position as at 31 December 2009
Year
2010
2011
2012
2013
2014
Total
2008
US Dollar/Gold
Forward contracts
Amount (kg) (2,684)
(1)
249
(2)
1,104              1,882              1,882               2,433
(2)
(3,980)
(1)
$/oz                                          $1,366
(1)
$36
(2)
$401 $510 $520 $532
(2)
$657
(1)
Put options sold
Amount (kg)
4,199              3,515               2,659             1,882              1,882
  14,137
11,182
$/oz $1,023
$568                $538
$440 $450
$665               $519
Call options sold
Amount (kg) 9,176
15,863               5,676             6,392              6,391
43,498 60,761
$/oz $484
$490                $606
$546 $559
$522               $458
Rand/Gold
Forward contracts
Amount (kg) (1,244)
(1)
(1,244)
(1)
(1,866)
(1)
R/kg R232,225
(1)
R232,225
(1)
R157,213
(1)
Put options sold
Amount (kg) 1,244 1,244
R/kg
R240,326                                                                                                R240,326
Call options sold
Amount (kg) 1,244 1,244
R/kg
R262,832                                                                                                R262,832
Total net gold
Delta (kg)
(3)
(3,664) (15,519) (6,227) (7,952) (7,873) (41,235) (48,495)
Delta (oz)
(3)
(117,792) (498,930) (200,211) (255,665) (253,124) (1,325,722) (1,559,142)
The open delta hedge position of the company at 31 December 2009 was 1.33Moz or 41t (31 December 2008: 1.56Moz
or 48t).
(1)
Represents a net long gold position and net short US dollars/rands position, resulting from both forward sales and purchases for the period.
(2)
Represents a net short gold position and net short US dollars position, resulting from both forward sales and purchases for the period.
(3)
The delta of the hedge position indicated above, is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 December 2009.
P

Company Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Company financials
For the year ended 31 December
Company – notes to the financial statements
30 Financial risk management activities (continued)
Summary: All open contracts in the company’s currency hedge position as at 31 December 2009
Year
2010–2014
2008
Rand/US Dollar (000)
Put options purchased
Amount ($)
–
30,000
R per $
–
R11.56
Put options sold
Amount ($)
–
50,000
R per $
–
R9.52
Call options sold
Amount ($)
–
50,000
R per $
–
R11.61
The mix of hedging instruments, the volume of production hedged and the tenor of the hedging book is continually reviewed in the light of changes in operational forecasts, market conditions and the company’s hedging policy.
Forward sales contracts require the future delivery of the underlying at a specified price.
A put option gives the put buyer the right, but not the obligation, to sell the underlying to the put seller at a predetermined price on a predetermined date.
A call option gives the call buyer the right, but not the obligation, to buy the underlying from the call seller at a predetermined price on a predetermined date.
Interest rate and liquidity risk
Refer note 36 in the group financial statements.
The following are the contractual maturities of financial liabilities, including interest payments.
Non-derivative financial liabilities
Between one
Between two
Within one year
and two years
and five years
After five years
Effective
Effective
Effective
Effective
rate
rate
rate
rate
Million
%
Million
%
Million
%
Million
%
2009
ZAR
Financial guarantees
10,409
1.6
–
5,446
3.5
100
Borrowings
26
9.8
26
9.8
91
9.8
350
9.8
Trade and other payables
1,420
–
–
–
2008
ZAR
Financial guarantees
9,455
2.4
10,873
2.6
–
100
Borrowings
25
10.7
25
9.9
84
9.8
383
9.8
Trade and other payables
1,242
–
–
–
P

Company Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
30 Financial risk management activities (continued)
The following are the undiscounted forecast principal cash flows arising from all on-balance sheet derivative contracts (cash flow hedges and non-hedges).
Derivative financial assets and (liabilities)
Between
Between
Within
one and
two
After
one
two
and five
five
Figures in million
year
years
years
years
Total
SA Rands
At 31 December 2009
Cash inflows from assets 658 217 93 – 968
Cash outflows from liabilities (2,172) (2,694) (3,746) – (8,612)
Net cash outflows (1,514) (2,477) (3,653)
–             (7,644)
At 31 December 2008
Cash inflows from assets 1,735 356 130 – 2,221
Cash outflows from liabilities (1,052) (481) (2,844) (1,029) (5,406)
Net cash inflows (outflows) 683 (125) (2,714) (1,029) (3,185)
Credit risk
Refer note 36 in the group financial statements.
The combined maximum credit risk exposure of the company is as follows:
Figures in million
2009
2008
SA Rands
Foreign exchange option contracts – 52
Forward sale commodity contracts 944 2,115
Total derivatives 944 2,167
Other investments (note 12) 14 14
Other non-current assets 7 10
Trade and other receivables 302 430
Cash restricted for use 8 8
Cash and cash equivalents (note 18) 1,720 1,458
Total financial assets 2,995 4,087
Financial guarantees 15,955 20,428
Hedging guarantees 9,256 15,540
Total 28,206 40,055
The company has trade and other receivables that are past due totalling R153m (2008: R130m) and an impairment totalling
R79m (2008: R12m). Trade and other receivables mainly arise due to intergroup transactions. The principal debtors continue to be in a sound financial position. No other financial assets are past due but not impaired.
P

Company Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
Company financials
For the year ended 31 December
Company – notes to the financial statements
30 Financial risk management activities (continued)
Fair value of financial instruments
The estimated fair value of financial instruments are determined at discrete points in time based on relevant market information.
The estimated fair value of the companies’ financial instruments as at 31 December 2009 are as follows:
Type of instrument
Carrying
Fair
Carrying
Fair
amount
value
amount
value
Figures in million
2009
2008
SA Rands
Financial assets
Other investments (note 12)
16                   14
16                   14
Other non-current assets 7 8
10                    10
Trade and other receivables 302 302
430                   430
Cash restricted for use
8                     8
8                      8
Cash and cash equivalents (note 18)
1,720                1,720
1,458                 1,458
Derivatives
(4)
944                  944
2,167                 2,167
Financial liabilities
Borrowings (note 21)
258                  258                 255                    255
Trade and other payables 1,737
  1,737
1,242                 1,242
Derivatives
(4)
7,948                7,948
5,419
  10,467
(4)
Carrying amounts represent on-balance sheet derivatives and fair value includes off-balance sheet normal sale exempted contracts in 2008.
The amounts in the tables above do not necessarily agree with the totals in the notes as only financial assets and liabilities are shown.
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash restricted for use, cash and cash equivalents and trade and other payables
The carrying amounts approximate fair value because of the short-term duration of these instruments.
Trade and other receivables
The fair value of the non-current portion of trade and other receivables has been calculated using market interest rates.
Investments and other non-current assets
Listed equity investments classified as available for sale are carried at fair value while fixed income investments and other non-
current assets are carried at amortised cost. The fair value of fixed income investments and other non-current assets has been calculated using market interest rates. The unlisted equity investment is carried at cost. There is no active market for the unlisted equity investment and fair value cannot be reliably measured.
Borrowings
The interest rate on borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.
Derivatives
The fair value of derivatives are estimated based on ruling market prices, volatilities, interest rates and credit risk as at
31 December 2009 and includes all derivatives carried on the statement of financial position. In 2008, the fair value for derivatives included off-balance sheet normal sale exempted gold contracts, which were not carried on the statement of financial position and were excluded from the carrying amount.
The company uses the Black-Scholes option pricing formula to value option contracts. One of the inputs into the model is the level of volatility. These volatility levels are themselves not exchange traded. The company uses volatility inputs supplied by leading market participants (international banks).
P

Company Annual Financial Statements 2009

AngloGold Ashanti Annual Financial Statements 2009
30 Financial risk management activities (continued)
Fair value of financial instruments (continued)
Derivatives (continued)
Derivative assets (liabilities) comprise the following:
Assets
Liabilities
Normal
Cash flow
Non-
Normal
Cash flow
Non-
sale
hedge
hedge
sale
hedge
hedge
exempted     accounted   accounted
Total
exempted    accounted   accounted
Total
Figures in million
2009
2009
SA Rands
Commodity option
contracts – – – – – – (6,127) (6,127)
Forward sale commodity
contracts – – 944 944 – (276) (1,545) (1,821)
Total derivatives –
–            944             944
–            (276)
(7,672) (7,948)
2008
2008
Commodity option
contracts
–                 –               –                 –
(5,048)
(5)
–         (3,224)
(8,272)
Foreign exchange option
contracts
–                 –
52
52                 –                –
(38) (38)
Forward sale commodity
contracts
–                 –
2,115
2,115                  –
(909) (1,248) (2,157)
Total derivatives – – 2,167 2,167 (5,048) (909) (4,510) (10,467)
The derivative assets (liabilities) are stated after taking into consideration the impact of credit risk adjustment totalling R393m at 31 December 2009 (2008: R549m).
(5)
Deliverable call options sold.
Fair value of financial instruments
The company uses the following hierarchy for determining and disclosing the fair value of financial instruments:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices)
or indirectly (derived from prices); and
Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The following table sets out the company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy as at 31 December.
Type of instrument
Level 1
Level 2
Level 3
Total
Level 1
Level 2
Level 3
Total
Figures in million
2009
2008
SA Rands
Assets measured at fair value
Financial assets at fair value through
profit or loss
Foreign exchange option contracts –
non-hedged – – – – – 52             – 52
Forward sale commodity contracts –
non-hedged – 944 – 944 – 2,115              – 2,115
P

Company Annual Financial Statements 2009

Company Annual Financial Statements 2009
AngloGold Ashanti Annual Financial Statements 2009
Company financials
For the year ended 31 December
Company – notes to the financial statements
30 Financial risk management activities (continued)
Fair value of financial instruments (continued)
Type of instrument (continued)
Level 1
Level 2
Level 3
Total
Level 1
Level 2
Level 3
Total
Figures in million
2009
2008
SA Rands
Liabilities measured at fair value
Financial liabilities at fair value through
profit or loss
Commodity option contracts –
non-hedged
(6)
– 6,127 – 6,127 – 8,272 – 8,272
Foreign exchange option contracts –
non-hedged
– – – – – 38 – 38
Forward sale commodity contracts –
non-hedged
– 1,545 – 1,545 – 1,248 – 1,248
Cash flow hedges
Forward sale commodity contracts –
cash flow hedged
– 276 – 276 – 909 – 909
(6)
Fair value of financial instrument liabilities includes off-balance sheet normal sale exempted contracts in 2008.
The amounts in the tables above do not necessarily agree with the totals in the notes as only financial assets and liabilities are shown.
Sensitivity analysis
Derivatives
A principal part of the company’s management of risk is to monitor the sensitivity of derivative positions in the hedge book to changes in the underlying factors,viz. commodity price, foreign exchange rate and interest rates under varying scenarios.
The following table discloses the approximate sensitivities of the US dollars marked-to-market value of the hedge book to key underlying factors at 31 December 2009 (actual changes in the timing and amount of the following variables may differ from the assumed changes below).
The table sets out the impact on the marked-to-market value of the hedge book of an incremental parallel fall or rise in the respective yield curves at the beginning of each month, quarter or year (as is appropriate) from 1 January 2010. The yield curves match the maturity dates of the individual derivative positions in the hedge book. These figures incorporate the impact of any option features in the underlying exposures.
Cash flow
Total
Total
Change in
hedge
Non-hedge
change in
change in
underlying
accounted
accounted
fair value
fair value
factor (+)
(million)
(million)
(million)
(million)
SA Rands
2009
2008
Currency (R/$) Spot(+R1) – 12 12 7
Gold price ($/oz)
Spot(+$250)                    (93)
(2,492) (2,585) (2,964)
(7)
ZAR interest rate (%)
IR(+1.5%)                       1
–
1                   (1)
Cash flow
Total
Total
Change in
hedge
Non-hedge
change in
change in
underlying
accounted
accounted
fair value
fair value
factor (-)
(million)
(million)
(million)
(million)
SA Rands
2009
2008
Currency (R/$) Spot(-R1) – (42) (42) (26)
Gold price ($/oz)
Spot(-$250)                       93
2,170 2,263 2,744
(7)
ZAR interest rate (%) IR(-1.5%) (1) – (1) 1
IR represents interest rate.
(7)
Change in gold price (+) of spot (+$200) and change in gold price (-) of spot (-$200).
Interest rate risk on other financial assets and liabilities (excluding derivatives)
Refer note 36 in the group financial statements.
31 Capital management
Capital is managed on a group basis only and not a company basis. Refer to note 37 in the group financial statements.
P

AngloGold Ashanti Annual Financial Statements 2009
P

For the year ended 31 December
Principal subsidiaries and operating entities
Country of
incorporation
Shares held
Percentage held
%
%
2009
2008
2009
2008
Principal subsidiaries
AngloGold Ashanti Australia Limited
2
257,462,077
257,462,077
100
100
AngloGold Ashanti Holdings plc
7
3,785,771,334     3,373,171,254
100
100
AngloGold Ashanti Holdings Finance plc
7
100
100
100
100
AngloGold Offshore Investments Limited
4
5,000,000
5,000,000
100
100
AngloGold Ashanti USA Incorporated
11
234
234
100
100
* 500
* 500
Operating entities
(1)
AngloGold Ashanti Brasil Mineração Ltda
3
8,827,437,875      8,827,437,875
100
100
AngloGold Ashanti (Ghana) Limited
5
132,419,585
132,419,585
100
100
AngloGold Ashanti (Iduapriem) Limited
5
66,270
66,270
100
100
AngloGold Australia (Sunrise Dam) Pty Limited
2
2
2
100
100
AngloGold Namibia (Pty) Limited
9
10,000
10,000
100
100
Cerro Vanguardia S.A.
1
13,875,000
13,875,000
92.50
92.50
AngloGold Ashanti (Colorado) Corp
(2)
11
1,250
1,250
67
67
Geita Gold Mining Limited
10
2
2
100
100
Mineração Serra Grande S.A.
3
499,999,996
499,999,997
50
50
Societé Ashanti Goldfields de Guinée S.A.
6
3,486,134
3,486,134
85
85
Société des Mines de Morila S.A.
(3)
8
400
400
40
40
Société d’Exploitation des Mines d’Or de Sadiola S.A.
(3) (4)
8
38,000
38,000
41
38
Société d’Exploitation des Mines d’Or de Yatela S.A.
(3)
8
400
400
40
40
Teberebie Goldfields Limited
5
2,066,667
2,066,667
100
100
* Indicates preference shares
Principal subsidiaries are those subsidiaries that hold material contracts and/or act as borrowers and/or guarantors of such material contracts.
(1)
All the operating mines in South Africa, namely Great Noligwa, Kopanang, Moab Khotsong, Tau Lekoa, Mponeng, Savuka and
TauTona, are all held by the parent company, AngloGold Ashanti Limited.
(2)
Operates the Cripple Creek & Victor gold mine, a wholly-owned operation.
(3)
Represents a joint venture entity.
(4)
Effective 29 December 2009, AngloGold Ashanti increased its interest from 38% to 41%.
Country of incorporation – key
1 Argentina
7
Isle of Man
2 Australia
8
Mali
3 Brazil
9
Namibia
4 British Virgin Islands (BVI)
10   Tanzania
5 Ghana
11   Unites States of America
6 Republic of Guinea
The aggregate interest in the net profits and losses in subsidiaries are as follows:
US Dollar millions
2009
2008
Net profits
1,090
228
Net losses
(1,449)
(1,622)
(359)
(1,394)
}
Company Annual Financial Statements 2009

For the year ended 31 December
Non-GAAP  disclosure
From time to time, AngloGold Ashanti Limited may publicly disclose certain ‘Non-GAAP financial measures’ in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.
The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. The Non-
GAAP financial measures (headline earnings and gross profit) are used to adjust for fair value movements on the convertible bond as well as the highly volatile marked-to-market movements on unrealised non-hedge derivatives and other commodity contracts which can only be measured with certainty on settlement of the contracts. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or cash flow from operations or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.
2008
2009
Figures in million
2009
2008
SA Rands
US Dollars
1. Headline loss adjusted for unrealised non-hedge
derivatives, other commodity contracts and fair value
adjustment on convertible bond
(1)
(adjusted headline
earnings)
(4,375)
(6,790)
Headline loss (group note 14)
(852)
(30)
Loss (gain) on unrealised non-hedge derivatives and other
(3,885)
8,095
commodity contracts
990
(978)
Deferred tax on unrealised non-hedge derivatives and
1,219
(1,765)
other commodity contracts (group note 12)
(221)
132
Associates and equity accounted joint ventures’ share of
loss on unrealised non-hedge derivatives and other
31
–
commodity contracts
–
4
Associates and equity accounted joint ventures’ share of
deferred tax on unrealised non-hedge derivatives and
(2)
–
other commodity contracts
–
–
Fair value adjustment on option component of convertible
(185)
249
bond
33
(25)
Headline loss adjusted for unrealised non-hedge
derivatives, other commodity contracts and fair value
(7,197)
(211)
adjustment on convertible bond.
(50)
(897)
(1)
Loss (gain) on unrealised non-hedge derivatives and other commodity contracts in the income statement comprises the change in fair value of all non-hedge derivatives and other commodity contracts, from the previous reporting date or date of recognition
(if later) through to the current reporting date.
Headline loss adjusted for the effect of unrealised non-hedge derivatives, other commodity contracts and fair value adjustment on convertible bond, is intended to illustrate earnings after adjusting for:
– the unrealised fair value change in contracts that are still open at the reporting date as well as the unwinding of the historic marked-to-market value of the positions settled in the period;
– the unrealised fair value change on the option component of the convertible bond amounted to $33m, R249m (2008: $25m,
R185m);
– the unrealised fair value change on the onerous uranium contracts; and
– the unrealised fair value change of warrants on shares and the embedded derivative.
Management considers this an important measure for investors as it is used to assess the performance of the operations after the removal of certain accounting volatility that does not directly impact on the operations.
AngloGold Ashanti Annual Financial Statements 2009
Non-GAAP disclosure
P

AngloGold Ashanti Annual Financial Statements 2009
P

2008
2009
Figures in million
2009
2008
SA Rands
US Dollars
1. Headline loss adjusted for unrealised non-hedge
derivatives, other commodity contracts and fair value
adjustment on convertible bond
(1)
(adjusted headline
earnings) (continued)
(2,269)
(58)
Cents per share
(14)
(283)
This calculation is based on adjusted headline loss of
$50m, R211m, (2008: $897m, R7,197m) and
361,228,295 (2008: 317,023,948) shares being the
weighted average number of ordinary shares in issue
during the financial year.
2. Gross (loss) profit adjusted for unrealised non-hedge
derivatives and other commodity contracts (adjusted
gross profit)
Reconciliation of gross (loss) profit to gross profit (loss)
adjusted for unrealised non-hedge derivatives and other
commodity contracts
939
(4,409)
Gross (loss) profit
(578)
594
Loss (gain) on unrealised non-hedge derivatives and other
(3,885)
8,095
commodity contracts
990
(978)
Gross profit (loss) adjusted for unrealised non-hedge
(2,945)
3,686
derivatives and other commodity contracts
(1)
412
(384)
Gross profit (loss) adjusted for unrealised non-hedge
derivatives and other commodity contracts is intended to
illustrate earnings after adjusting for:
– The unrealised fair value change in contracts that are still open at the reporting date as well as the unwinding of
the historic marked-to-market value of the positions
settled in the period;
– The unrealised fair value change on the onerous uranium
contracts; and
– The unrealised fair value change of warrants on shares
and the embedded derivative.
Gross profit (loss) adjusted for unrealised non-hedge
derivatives and other commodity contracts is analysed by
origin as follows:
(265)
2,414
Southern Africa
268
(57)
(2,798)
443
Continental Africa
47
(344)
(554)
(112)
Australasia
(17)
(70)
99
494
North America
58
10
211
1,512
South America
184
19
Other, including corporate and non-gold producing
167
244
subsidiaries
28
20
(3,140)
4,995
568
(412)
195
(1,309)
Less equity accounted investments
(156)
28
(2,945)
3,686
412
(384)

2008
2009
Figures in million
2009
2008
SA Rands
US Dollars
3. Loss on non-hedge derivatives and other commodity
contracts is summarised as follows:
Group:
(1,275)
2,476
Gain (loss) on realised non-hedge derivatives
254
(155)
(253)
–
Realised loss on other commodity contracts
–
(32)
(8,634)
(6,315)
Loss on hedge buy-back costs
(797)
(1,088)
3,774
(8,095)
(Loss) gain on unrealised non-hedge derivatives
(990)
965
74
–
Unrealised gain on other commodity physical borrowings
–
8
Provision reversed for loss on future deliveries and other
37
–
commodities
–
5
Loss on non-hedge derivatives and other commodity
(6,277)
(11,934)
contracts per the income statement
(1,533)
(297)
Company:
95
58
Gain on realised non-hedge derivatives
7
9
(253)
–
Realised loss on other commodity contracts
–
(32)
(3,882)
–
Loss on hedge buy-back costs
–
(489)
2,297
(4,148)
(Loss) gain on unrealised non-hedge derivatives
(495)
434
74
–
Unrealised gain on other commodity physical borrowings
–
8
Provision reversed for loss on future deliveries and other
37
–
commodities
–
5
Loss on non-hedge derivatives and other commodity
(1,632)
(4,090)
contracts per the income statement
(488)
(65)
4. Price received
29,774
30,745
Gold income per income statement
3,768
3,619
(1,078)
(1,056)
Adjusted for non-controlling interests
(132)
(131)
28,696
29,689
3,636
3,488
(1,275)
2,476
Gain (loss) on realised non-hedge derivatives
254
(155)
(8,634)
(6,315)
Loss on hedge buy-back costs
(797)
(1,088)
Associates and equity accounted joint ventures’ share of
1,568
2,975
gold income including realised non-hedge derivatives
357
185
20,355
28,825
3,450
2,430
155,954
142,837
Attributable gold sold – kg and oz (000)
4,592
5,014
130,522
201,805
Revenue price per unit – R/kg and $/oz
751
485
AngloGold Ashanti Annual Financial Statements 2009
Non-GAAP disclosure
For the year ended 31 December
Non-GAAPdisclosure
P

AngloGold Ashanti Annual Financial Statements 2009
P

2008
2009
Figures in million
2009
2008
SA Rands
US Dollars
5.   Total costs
17,405
18,905
Total cash costs (group note 4)
2,283
2,113
Adjusted for non-controlling interests and non-gold
(741)
(777)
producing companies
(91)
(90)
Associates and equity accounted joint ventures’ share of
1,538
1,412
total cash costs
171
187
Total cash costs adjusted for non-controlling interests and
18,202
19,540
non-gold producing companies
2,363
2,210
72
110
Retrenchment costs (group note 4)
14
9
218
182
Rehabilitation and other non-cash costs (group note 4)
22
28
4,620
4,615
Amortisation of tangible assets (group note 4)
555
560
21
18
Amortisation of intangible assets (group note 4)
2
2
Adjusted for non-controlling interests and non-gold
(209)
(108)
producing companies
(12)
(25)
Associates and equity accounted joint ventures’ share of
343
218
production costs
26
40
Total production costs adjusted for non-controlling
23,267
24,575
interests and non-gold producing companies
2,970
2,824
154,958
143,049
Gold produced – kg and oz (000)
4,599
4,982
117,462
136,595
Total cash cost per unit – R/kg and $/oz
514
444
150,149
171,795
Total production cost per unit – R/kg and $/oz
646
567
6.   EBITDA
(16,709)
(1,859)
Operating loss per the income statement
(209)
(1,220)
4,620
4,615
Amortisation of tangible assets (group note 4)
555
560
21
18
Amortisation of intangible assets (group note 4)
2
2
Impairment net of reversals of tangible assets (group
14,792
(5,115)
notes 6, 14 and 16)
(683)
1,493
1,080
–
Impairment of intangible assets (group notes 14 and 17)
–
109
42
–
Impairment of investments (group notes 14 and 19)
–
6
Loss (gain) on unrealised non-hedge derivatives and other
(3,885)
8,095
commodity contracts (note 3)
990
(978)
253
–
Loss on realised other commodity contracts (note 3)
–
32
8,634
6,315
Loss on hedge buy-back costs (note 3)
797
1,088
–
728
RMB physical delivery restructuring costs
94
–
(381)
(420)
Profit on disposal and abandonment of assets (group note 6)
(49)
(52)
Nufcor Uranium Trust contributions by other members
(19)
–
(group note 6)
–
(3)
(14)
–
Profit on disposal of investment in associate (group note 6)
–
(2)
820
1,394
Share of associates’ EBITDA
166
98
(17)
–
Discontinued operations (EBITDA component) (group note 13)
–
(2)
9,237
13,771
1,663
1,131
Management considers EBITDA to be an important measure to investors as it is used by the suppliers of funding as a requirement for the calculation of compliance with debt covenants being net debt to EBITDA (covenant threshold 3:1). Net debt to EBITDA for
2009 is 0.52:1 (2008: 1.13:1).

2008
2009
Figures in million
2009
2008
SA Rands
US Dollars
7.    Interest cover
9,237
13,771
EBITDA (note 6)
1,663
1,131
926
1,146
Finance costs (group note 7)
139
114
263
135
Capitalised finance costs (group notes 7 and 16)
15
32
1,189
1,281
154
146
8
11
Interest cover – times
11
8
8. Equity and net capital employed
22,956
21,558
Shareholders’ equity per statement of financial position
2,900
2,428
Adjusted to exclude:
355
(1,023)
– Comprehensive income
(138)
38
347
285
– Actuarial losses
38
37
23,658
20,820
2,800
2,503
5,838
5,599
Deferred tax (group note 30)
753
617
Adjusted to exclude:
– Deferred tax on derivatives and other comprehensive
967
2,475
income
333
102
190
217
– Deferred tax on actuarial losses
29
20
30,653
29,111
Equity
3,915
3,242
790
966
Non-controlling interests
130
83
8,224
4,862
Borrowings – long-term portion (group note 27)
654
870
10,046
9,493
Borrowings – short-term portion (group note 27)
1,277
1,063
49,713
44,432
Capital employed
5,976
5,258
(5,438)
(8,176)
Cash and cash equivalents (group note 24)
(1,100)
(575)
44,275
36,256
Net capital employed (group note 37)
4,876
4,683
9.   Net debt
8,224
4,862
Borrowings – long-term portion (group note 27)
654
870
10,046
9,493
Borrowings – short-term portion (group note 27)
1,277
1,063
18,270
14,355
Total borrowings
1,931
1,933
(254)
(258)
Corporate office lease (group note 27)
(35)
(27)
(38)
1,019
Unamortised portion of the convertible bond
137
(4)
(415)
(481)
Cash restricted for use (group note 23)
(65)
(44)
(5,438)
(8,176)
Cash and cash equivalents (group note 24)
(1,100)
(575)
12,125
6,459
Net debt (note 37)
868
1,283
10. Net asset value – cents per share
23,746
22,524
Total equity per statement of financial position
3,030
2,511
357
366
Number of ordinary shares in issue (millions) (group note 26)
366
357
6,643
6,153
Net asset value – cents per share
828
702
Number of ordinary shares in issue consists of:
362,240,669 (2008: 353,483,410) ordinary shares (group
note 26) 3,794,998 (2008: 3,966,941) E ordinary shares
(group note 26).
AngloGold Ashanti Annual Financial Statements 2009
Non-GAAP disclosure
For the year ended 31 December
Non-GAAPdisclosure
P

AngloGold Ashanti Annual Financial Statements 2009
P

2008
2009
Figures in million
2009
2008
SA Rands
US Dollars
11. Net tangible asset value – cents per share
23,746
22,524
Total equity per statement of financial position
3,030
2,511
(1,403)
(1,316)
Intangible assets (group note 17)
(177)
(148)
22,343
21,208
2,853
2,363
357
366
Number of ordinary shares in issue (millions) (group note 26)
366
357
6,251
5,794
Net tangible asset value – cents per share
779
661
12. Return on net capital employed
Headline loss adjusted for unrealised non-hedge
derivatives, other commodity contracts and fair value
(7,197)
(211)
adjustment on convertible bond (note 1)
(50)
(897)
926
1,146
Finance costs (group note 7)
139
114
7,266
6,006
Cost of hedge buy-back net of taxation
758
916
995
6,941
Adjusted headline earnings excluding hedge buy-back costs
847
133
44,275
36,256
Net capital employed (note 8)
4,876
4,683
40,398
40,266
Average net capital employed
4,780
5,022
Note – Net capital employed for 2007 amounted to
$5,360m, R36,521m
3
18
Return on net capital employed – %
18
3
The 2009 return on net capital employed is 2% as a result
of the hedge buy-back costs. If these costs are excluded,
the return would be 18%. Management have stated that
they are targeting a return on capital of 15% and this
measure provides investors with the calculation of
management’s performance.
13. Free cash flow
Net cash inflow (outflow) from operating activities per
(3,127)
3,781
cash flow
502
(529)
(4,452)
(5,078)
Stay-in-business capital expenditure per cash flow
(606)
(540)
(7,579)
(1,297)
(104)
(1,069)
14. Cash generated to cash invested
Net cash inflow (outflow) from operating activities per
(3,127)
3,781
cash flow
502
(529)
(455)
(474)
Dividends paid
(56)
(58)
(3,582)
3,307
Net cash generated (utilised)
446
(587)
(8,640)
(2,000)
Net cash outflow from investing activities
(195)
(1,041)
0.4
1.7
2.3
0.6

2008
2009
Figures in million
2009
2008
SA Rands
US Dollars
15. Market capitalisation
Number of listed ordinary shares in issue at year-end
353
362
(millions) (group note 26)
362
353
Closing share price as quoted on the JSE and New York
252.00
306.29
Stock Exchange
40.18
27.71
89,078
110,951
Market capitalisation
14,555
9,795
16. Average number of employees
Southern Africa
38,003
37,609
Continental Africa
14,689
15,162
Australasia
1,776
1,198
North America
562
421
South America
5,322
5,167
Other, including corporate and non-gold producing
subsidiaries
3,012
3,338
63,364
62,895
AngloGold Ashanti Annual Financial Statements 2009
Non-GAAP disclosure
For the year ended 31 December
Non-GAAPdisclosure
P

AngloGold Ashanti Annual Financial Statements 2009
P

Glossary of terms
Adjusted gross margin: Adjusted gross profit (loss) divided by gold sales including realised non-hedge derivatives.
Adjusted gross margin %: Adjusted gross profit (loss) as a percentage of gold income including realised non-hedge derivatives.
Adjusted gross profit (loss): Gross profit (loss) excluding unrealised non-hedge derivatives and other commodity contracts.
Adjusted headline earnings (loss): Headline earnings (loss) excluding unrealised non-hedge derivatives, fair value adjustments on the option component of the convertible bond, fair value gain (loss) on interest rate swap, adjustments to other commodity contracts and deferred tax thereon.
Available for sale financial asset: A financial asset that has been designated as available for sale or a financial asset other than those classified as loans and receivables, held to maturity investments or derivative instruments.
Average number of employees: The monthly average number of production and non-production employees and contractors employed during the year, where contractors are defined as individuals who have entered into a fixed-term contract of employment with a group company or subsidiary. Employee numbers of joint ventures represents the group’s attributable share.
BIF: Banded Ironstone Formation. A chemically formed iron-rich sedimentary rock.
By-products: Any products that emanate from the core process of producing gold, including silver, uranium and sulphuric acid.
Calc-silicate rock: A metamorphic rock consisting mainly of calcium-bearing silicates such as diopside and wollastonite, and formed by metamorphism of impure limestone or dolomite.
Capital expenditure: Total capital expenditure on tangible assets which includes stay-in-business and project capital.
Carbon-in-leach (CIL): Gold is leached from a slurry of gold ore with cyanide in agitated tanks and adsorbed on to carbon granules in the same circuit. The carbon granules are separated from the slurry and treated in an elution circuit to remove the gold.
Carbon-in-pulp (CIP): Gold is leached conventionally from a slurry of gold ore with cyanide in agitated tanks. The leached slurry then passes into the CIP circuit where carbon granules are mixed with the slurry and gold is adsorbed on to the carbon.
The granules are separated from the slurry and treated in an elution circuit to remove the gold.
Cash flow hedge: A hedge of the exposure to variability in cash flows, that is attributable to a particular risk associated with a recognised asset or liability or a forecasted transaction.
Comminution: Comminution is the crushing and grinding of ore to make gold available for treatment. (See also “Milling”).
Contained gold: The total gold content (tons multiplied by grade) of the material being described.
Cut-off grade (surface mines): The minimum grade at which a unit of ore will be mined to achieve the desired economic outcome.
Depletion: The decrease in quantity of ore in a deposit or property resulting from extraction or production.
Development: The process of accessing an orebody through shafts and/or tunnelling in underground mining operations.
Discontinued operation: A component of an entity that, pursuant to a single plan, has been disposed of or abandoned or is classified as held for sale until conditions precedent to the sale have been fulfilled.
Doré: Impure alloy of gold and silver produced at a mine to be refined to a higher purity, usually consisting of 85% gold on average.

Electro-winning: A process of recovering gold from solution by means of electrolytic chemical reaction into a form that can be smelted easily into gold bars.
Elution: Recovery of the gold from the activated carbon into solution before zinc precipitation or electro-winning.
EBITDA: Operating profit (loss) before amortisation of tangible and intangible assets, impairment of tangible and intangible assets, profit (loss) on disposal of assets and investments and unrealised non-hedge derivatives, hedge buy-back and restructuring costs plus the share of associates’ EBITDA, less profit (loss) from discontinued operations.
Effective tax rate: Current and deferred taxation as a percentage of profit before taxation.
Equity: Total equity excluding non-controlling interests, adjusted for other comprehensive income, actuarial gain (loss) and deferred taxation. Where average equity is referred to, this is calculated by averaging the figures at the beginning and the end of the financial year.
Financial asset: Cash or cash equivalents, an equity instrument, a contractual right to receive cash, or a contractual right to exchange a financial instrument under favourable conditions.
Financial liability: A contractual obligation to pay cash or transfer other benefits or a contractual obligation to exchange a financial instrument under unfavourable conditions. This includes debt.
Free cash flow: Net cash inflow from operating activities less stay-in-business capital expenditure.
Gain (loss) on non-hedge derivatives and other commodity contracts: Fair value changes on derivatives that are neither designated as meeting the normal sale exemption under IAS 39, nor designated as cash flow hedges and other commodity contracts.
Gain (loss) on realised non-hedge derivatives: Represents the cash inflow or outflow impact on the income statement of non-hedge derivatives that were settled during the current year.
Gain (loss) on unrealised non-hedge derivatives and other commodity contracts: This represents the change in fair value, including translation differences, of all open non-hedge derivative positions and adjustments to other commodity contracts from the previous reporting date or date of recognition (if later) through to the current reporting date.
Gold produced: Refined gold in a saleable form derived from the mining process.
Grade: The quantity of gold contained within a unit weight of gold-bearing material generally expressed in ounces per short ton of ore (oz/t), or grams per metric tonne (g/t).
Held to maturity investment: A financial asset with a fixed maturity and fixed or determinable future payments, that management has the positive intent and ability to hold to maturity. The financial asset is classified as a non-current asset, except when it has a maturity within twelve months from the reporting date, in which case it is classified as a current asset.
Indicated Mineral Resource: An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence.
It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.
Inferred Mineral Resource: An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.
AngloGold Ashanti Annual Financial Statements 2009
Glossary of terms
Glossary of terms
P

AngloGold Ashanti Annual Financial Statements 2009
P

Interest cover: EBITDA divided by finance costs.
Leaching: Dissolution of gold from crushed or milled material, including reclaimed slime, prior to adsorption on to activated carbon.
Life of mine (LOM): Number of years that the operation is planning to mine and treat ore, and is taken from the current mine plan.
Loans and receivables: A financial asset with fixed or determinable repayments that are not quoted in an active market, other than, a derivative instrument, or a financial asset classified as available for sale.
Marked-to market: The fair value change of all financial instruments since initial recognition, net of premiums.
Measured Mineral Resource: A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.
Metallurgical plant: A processing plant erected to treat ore and extract gold.
Milling: A process of reducing broken ore to a size at which concentrating can be undertaken. (See also “Comminution”)
Mine call factor: The ratio, expressed as a percentage, of the total quantity of recovered and unrecovered mineral product after processing with the amount estimated in the ore based on sampling. The ratio of contained gold delivered to the metallurgical plant divided by the estimated contained gold of ore mined based on sampling.
Mineral deposit: A mineral deposit is a concentration (or occurrence) of material of possible economic interest in or on the
Earth’s crust.
Mineral Resource: A ‘Mineral Resource’ is a concentration or occurrence of material of intrinsic economic interest in or on the Earth’s crust in such form, quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resource are subdivided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.
Monetary asset: An asset which will be settled in a fixed or easily determinable amount of money.
Net asset value per share: Total equity per the statement of financial position divided by shares in issue.
Net capital employed: Total equity and interest-bearing borrowings, less cash and cash equivalents. Where average net capital employed is referred to, this is the average of the figures at the beginning and the end of the financial year.
Net debt: Borrowings (excluding the Turbine Square Two (Proprietary) Limited lease and adjusted for the unamortised portion on the convertible bonds) less cash.
Net operating assets: Tangible assets, current and non-current portion of inventories, current and non-current trade and other receivables (excluding recoverable tax, rebates, levies and duties), less current and non-current trade and other payables and deferred income (excluding unearned premiums on normal sale extended contracts).
Net tangible asset value per share: Total equity per the statement of financial position less intangible assets, divided by the number of ordinary shares in issue.

Normal purchase normal sale exemption (NPSE): Hedge contracts designated as meeting the exemption criteria under
IAS 39.
Ore Reserve: An ‘Ore Reserve’ is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate that at the time of reporting, extraction could reasonably be justified. Ore Reserve are sub-divided in order of increasing confidence into Probable Ore Reserve and Proved Ore Reserve.
Ounce (oz) (troy): Used in imperial statistics. A kilogram is equal to 32.1507 ounces. A troy ounce is equal to 31.1035 grams.
Pay limit: The grade of a unit of ore at which the revenue from the recovered mineral content of the ore is equal to the total cash cost including that of Ore Reserve development and stay-in-business capital. This grade is expressed as an in situ value in grams per tonne or ounces per short ton (before dilution and mineral losses).
Precipitate: The solid product of chemical reaction by fluids such as the zinc precipitation referred to below.
Price received ($/oz and R/kg): Attributable gold income including realised non-hedge derivatives divided by attributable ounces or kilograms sold.
Probable Ore Reserve: A ‘Probable Ore Reserve’ is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.
Productivity: An expression of labour productivity based on the ratio of grams of gold produced per month to the total number of employees in mining operations.
Proved Ore Reserve: A ‘Proved Ore Reserve’ is the economically mineable part of a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.
Project capital: Capital expenditure to either bring a new operation into production; to materially increase production capacity; or to materially extend the productive life of an asset.
Reclamation: In the South African context, reclamation describes the process of reclaiming slimes (tailings) dumps using high-pressure water cannons to form a slurry which is pumped back to the metallurgical plants for processing.
Recovered grade: The recovered mineral content per unit of ore treated.
Reef: A gold-bearing sedimentary horizon, normally a conglomerate band that may contain economic levels of gold.
Refining: The final purification process of a metal or mineral.
Region: Defines the operational management divisions within AngloGold Ashanti, namely Southern Africa (South Africa and
Namibia), Continental Africa (Ghana, Guinea, Mali and Tanzania), Australasia (Australia), North America (United States of
America) and South America (Argentina and Brazil).
Rehabilitation: The process of reclaiming land disturbed by mining to allow an appropriate post-mining use. Rehabilitation standards are defined by country-specific laws including, but not limited to the South African Department of Mineral Resource, the US Bureau of Land Management, the US Forest Service, and the relevant Australian mining authorities, and address among other issues, ground and surface water, topsoil, final slope gradient, waste handling and revegetation issues.
AngloGold Ashanti Annual Financial Statements 2009
Glossary of terms
Glossary of terms
P

AngloGold Ashanti Annual Financial Statements 2009
P

Related party: Parties are considered related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions.
Return on net capital: Adjusted headline earnings before finance costs and unwinding of decommissioning and restoration obligations expressed as a percentage of average net capital employed.
Seismic event: A sudden inelastic deformation within a given volume of rock that radiates detectable seismic energy.
Shaft: A vertical or subvertical excavation used for accessing an underground mine; for transporting personnel, equipment and supplies; for hoisting ore and waste; for ventilation and utilities; and/or as an auxiliary exit.
Significant influence: The ability, directly or indirectly, to participate in, but not exercise control over, the financial and operating policy decision of an entity so as to obtain economic benefit from its activities.
Smelting: A pyro-metallurgical operation in which gold is further separated from impurities.
Stay-in-business capital: Capital expenditure to maintain existing production assets. This includes replacement of vehicles, plant and machinery, Ore Reserve development and capital expenditure related to safety, health and the environment.
Stope: Underground excavation where the orebody is extracted.
Stoping: The process of excavating ore underground.
Stripping ratio: The ratio of waste tonnes to ore tonnes mined calculated as total tonnes mined less ore tonnes mined divided by ore tonnes mined.
Tailings: Finely ground rock of low residual value from which valuable minerals have been extracted.
Tailings dam (slimes dam): Dam facilities designed to store discarded tailings.
Tonne: Used in metric statistics. Equal to 1,000 kilograms.
Ton: Used in imperial statistics. Equal to 2,000 pounds. Referred to as a short ton.
Tonnage: Quantity of material measured in tonnes or tons.
Total cash costs: Total cash costs include site costs for all mining, processing and administration, reduced by contributions from by-products and are inclusive of royalties and production taxes. Amortisation, rehabilitation, corporate administration, retrenchment, capital and exploration costs are excluded.
Total cash costs per ounce are the attributable total cash costs divided by the attributable ounces of gold produced.
Total production costs: Total cash costs plus amortisation, retrenchment, rehabilitation and other non-cash costs.
Corporate administration and exploration costs are excluded.
Total production costs per ounce are the attributable total production costs divided by the attributable ounces of gold produced.
Waste: Material that contains insufficient mineralisation for consideration for future treatment and, as such, is discarded.
Weighted average number of ordinary shares: The number of ordinary shares in issue at the beginning of the year, increased by shares issued during the year, weighted on a time basis for the period during which they have participated in the income of the group, and increased by share options that are virtually certain to be exercised.
Yield: The amount of valuable mineral or metal recovered from each unit mass of ore expressed as ounces per short ton or grams per metric tonne.
Zinc precipitation: Zinc precipitation is the chemical reaction using zinc dust that converts gold in solution to a solid form for smelting into unrefined gold bars.

Abbreviations
$
United States dollars
A$ or AUD
Australian dollars
ADS
American Depositary Share
ADR
American Depositary Receipt
ARS
Argentinean peso
ASX
Australian Securities Exchange
Au
Contained gold
BCM
Bank cubic metres, i.e. ore in the ground
BRL
Brazilian real
bn
Billion
C$ or CAD
Canadian dollars
capex
Capital expenditure
CDI
Chess Depositary Interests
CHF
Swiss francs
CLR
Carbon Leader Reef
FCFA
Franc Communauté Financiére Africaine
FIFR
Fatal injury frequency rate per million hours worked
g
Grams
g/t
Grams per tonne
g/TEC
Grams per total employee costed
GHC
Ghanaian cedi
GhDS
Ghanaian Depositary Share
GhSE
Ghana Stock Exchange
HKD
Hong Kong dollar
JORC
Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves
JIBAR
Johannesburg Interbank Agreed Rate
JSE
JSE Limited
King Code
South African King Code on Corporate Governance, 2002 (King II)
kg
Kilograms
LSE
London Stock Exchange
LIBOR
London Interbank Offer Rate
LOM
Life of mine
LTIFR
Lost-time injury frequency rate per million hours worked
(1)
m
2
/TEC
Square metres per total employee costed
M or m
Metre or million, depending on the context
Moz
Million ounces
Mt
Million tonnes or tons
Mtpa
Million tonnes/tons per annum
N$ or NAD
Namibian dollars
NOSA
National Occupational Safety Association
NYSE
New York Stock Exchange
oz
Ounces (troy)
oz/t
Ounces per ton
R or ZAR
South African rands
RIFR
Reportable injury frequency rate per million hours worked
SAMREC
South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves
2007 Edition
SEC
United States Securities and Exchange Commission
SRP
South African Securities Regulation Panel
SOX
Sarbanes-Oxley Act of 2002
t
Tons (short) or tonnes (metric)
tpm
Tonnes/tons per month
tpa
Tonnes/tons per annum
tpd
Tonnes/tons per day
VCR
Ventersdorp Contact Reef
VCT
Voluntary counselling and testing
(1)
Note that AngloGold Ashanti utilises the strictest definition in reporting lost-time injuries in that it includes all disabling injuries (where an individual is unable to return to his place of regular work the next calendar day after the injury) and restricted work cases (where the individual may be at work, but unable to perform full or regular duties on the next calendar day after the injury) within this definition.
AngloGold Ashanti Annual Financial Statements 2009
Glossary of terms
Glossary of terms
P

AngloGold Ashanti Annual Financial Statements 2009
P

Shareholder information
Shareholders at 31 December
According to information available to the directors, the following are the only shareholders holding, directly or indirectly, in excess of 5% of the ordinary share capital of the company:
Ordinary shares held
31 December 2009
31 December 2008
Number
%
Number
%
The Bank of New York Mellon*
176,762,305
48.79
111,178,529
31.45
Paulson & Co., Inc
42,849,864
11.83
–
–
Allan Gray Unit Trust Management Limited
36,689,809
10.13
42,865,757
12.13
Anglo American plc (AAplc)
–
–
57,175,183
16.17
Public Investment Corporation
19,543,308
5.53
* Shares held through various custodians in respect of ADSs issued by the Bank.
Top 20 shareholders
The 20 largest holders of the ordinary share capital of the company as at 31 December 2009 were:
Ordinary shares held
Number
%
Paulson & Co., Inc.
42,849,864
11.83
Allan Gray Unit Trust Management Limited
36,689,809
10.13
Public Investment Corp. of South Africa
17,308,397
4.78
Fidelity Management & Research
12,862,911
3.55
NWQ Investment Management Co. LLC
12,312,563
3.40
Government of Ghana
11,257,076
3.11
Blackrock Investment Management (UK) Limited
11,149,791
3.08
Tradewinds Global Investors LLC
10,268,839
2.83
Wellington Management Co. LLP
9,561,952
2.64
Van Eck Global
8,093,941
2.23
Franklin Advisers, Inc.
6,980,170
1.93
Northern Cross LLC
6,477,485
1.79
First State Investments International (UK) Limited
6,358,158
1.76
Old Mutual Investment Group South Africa (Pty) Limited
6,156,943
1.70
Sanlam Investment Management (Pty) Limited
4,864,331
1.34
BlackRock Global Investors
4,818,759
1.33
Investec Asset Management (Pty) Limited (South Africa)
4,451,553
1.23
Capital International, Inc.
4,422,127
1.22
T. Rowe Price Associates, Inc.
4,249,194
1.17
Vanguard Group Inc.
4,122,260
1.14
The above list of shareholders may not necessarily reflect the beneficial shareholders.
See below

AngloGold Ashanti Annual Financial Statements 2009
Shareholder information
P
360
Shareholder information
Analysis of ordinary shareholdings At 31 December 2009
Number of
% of total
Number of
% of
Size of shareholding
shareholders
shareholders
shares issued
shares
1
-
100
2,801
28.87
151,085
0.04
101
-
500
4,306
44.38
975,300
0.27
501
-
1,000
791
8.15
593,816
0.16
1,001
-
5,000
898
9.26
2,009,164
0.55
5,001
-
10,000
202
2.08
1,452,769
0.40
10,001
-
100,000
495
5.10
17,769,892
4.91
Over 100,000
209
2.15
339,288,643
93.66
Total
9,702
100.00
362,240,669
100.00
Shareholder spread At 31 December 2009
Pursuant to the Listings Requirements of the JSE, with the best knowledge of the directors and after reasonable enquiry, the spread of shareholders was as follows:
% of
Number
shares
Number
Class
of shares
issued
of holders
%
Ordinary shares
Non-public shareholders:
– Directors
29,198
0.01
5
0.80
– Strategic holdings
11,257,076
3.11
1
3.11
Public shareholders
350,954,395
96.89
9,696
96.09
Total
362,240,669
100.00
9,702
100.00
A redeemable preference shares
}
All shares are held by a wholly owned subsidiary company
B redeemable preference shares

AngloGold Ashanti Annual Financial Statements 2009
P

Stock exchange listings
The primary listing of the company’s ordinary shares is on the JSE Limited (JSE). Its ordinary shares are also listed on stock exchanges in London, Paris and Ghana, as well as being quoted in Brussels in the form of International Depositary Receipts
(IDRs), in New York in the form of American Depositary Shares (ADSs), in Australia, in the form of CHESS Depositary
Interests
(1)
(CDIs) and in Ghana, in the form of Ghanaian Depositary Shares (GhDSs).
Stock exchange information at 31 December
2009
2008
2007
2006
2005
JSE (Share code: ANG)
Rands per share:
Market price
– high
369.00
349.00
358.89
387.00
319.90
– low
232.06
150.11
254.00
247.00
187.00
– year end
306.29
252.00
293.00
329.99
314.00
Shares traded
– 000
376,590
306,655
216,717
131,476
88,946
London Stock Exchange (Share code: AGD)
Pounds per share:
Market price
– high
28.53
23.08
23.15
34.72
28.25
– low
16.64
9.93
18.43
17.50
11.00
– year end
27.06
16.66
21.25
20.55
26.04
Shares traded
– 000
643
5
648
421
259
Euronext Paris (Share code: VA)
Euros per share:
Market price
– high
31.40
34.79
37.95
52.15
42.00
– low
17.54
10.46
25.21
28.00
24.18
– year end
28.85
18.20
29.05
35.40
41.29
Shares traded
– 000
1,102
1,926
1,609
1,209
855
Ghana Stock Exchange (Share code: AGA)
(listing commenced 27 April 2004)
Cedis per share:
(1)
Market price
– high
30.00
30.00
30.00
30.00
30.00
– low
30.00
30.00
30.00
30.00
30.00
– year end
30.00
30.00
30.00
30.00
30.00
Shares traded
– 000
118
–
–
1
–
Euronext Brussels (Share code: ANG)
Euros per IDR:
Market price
– high
31.04
34.75
37.55
51.00
41.30
– low
16.83
10.58
25.90
28.10
24.50
– year end
27.85
19.05
30.00
36.00
41.30
IDRs traded
– 000
807
681
704
1,028
711
Each IDR is equal to one ordinary share
New York Stock Exchange (Share code: AU)
US dollars per ADS:
Market price
– high
47.52
51.35
49.88
62.20
49.88
– low
27.88
13.37
33.80
35.58
30.50
– year end
40.18
27.71
42.81
47.09
49.33
ADSs traded
– 000
706,541
588,403
352,041
348,040
191,698
Each ADS is equal to one ordinary share
Australian Stock Exchange (Share code: AGG)
Australian dollars per CDI:
Market price
– high
11.50
11.31
12.37
16.40
13.60
– low
6.80
4.25
8.85
9.75
7.95
– year end
9.00
7.60
10.10
11.90
13.40
CDIs traded
– 000
6,574
5,854
14,993
5,424
13,691
Each CDI is equal to one-fifth of one ordinary share
Ghana Stock Exchange (Share code: AADS)
(listing commenced 27 April 2004)
Cedis per GhDS:
(2)
Market price
– high
0.35
0.35
0.30
0.31
0.30
– low
0.30
0.35
0.30
0.30
0.30
– year end
0.30
0.35
0.30
0.31
0.30
GhDSs traded
– 000
477
183
–
–
20
Each GhDS is equal to one-hundredth of one ordinary share
(1)
Clearing House Electronic Sub-register System.
(2)
Adjusted to address change in currency.

Shareholders’ diary
Financial year-end
31 December 2009
Annual financial statements
posting on or about
26 March 2010
Annual general meeting
11:00 SA time
7 May 2010
Quarterly reports
Released on or about
– Quarter ended 31 March 2010
7 May 2010
– Quarter ended 30 June 2010
12 August 2010
– Quarter ended 30 September 2010
11 November 2010
– Quarter ended 31 December 2010
*10 February 2011
* Approximate dates.
Dividends
Last date
to trade
Date
ordinary                     Payment
Payment
dividend
shares cum
date to
date to
Dividend number
declared
dividend
shareholders
ADS holders
Interim – number 106
29 July 2009
14 August 2009
28 August 2009
8 September 2009
Final – number 107
16 February 2010
5 March 2010
19 March 2010
29 March 2010
Interim – number 108
*10 August 2010
*27 August 2010     *10 September 2009      *20 September 2010
* Approximate dates.
Dividend policy
Dividends are proposed by, and approved by the board of directors of AngloGold Ashanti, based on the interim and year-end financial statements. Dividends are recognised when declared by the board of directors of AngloGold Ashanti. AngloGold
Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payments of future dividends will depend upon the Board’s ongoing assessment of AngloGold Ashanti’s earnings, after providing for long term growth and cash/debt resources, the amount of reserves available for dividend using going concern assessment and restrictions placed by the conditions of line convertible bond and other debt facilities and other factors.
Withholding tax
On 21 February 2007, the South African Government announced a proposal to replace the Secondary Tax on Companies with a 10% withholding tax on dividends and other distributions payable to shareholders. This proposal is expected to be implemented in 2010. Although this may reduce the tax payable by the South African operations of the group, thereby increasing distributable earnings, the withholding tax will generally reduce the amount of dividends or other distributions received by AngloGold Ashanti shareholders.
Annual general meeting
Shareholders on the South African register who have dematerialised their shares in the company (other than those shareholders whose shareholding is recorded in their own names in the sub-register maintained by their CSDP) and who wish to attend the annual general meeting in person, will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between them and the CSDP or broker.
Voting rights
The articles of association provide that every member present at a meeting in person or, in the case of a body corporate, represented, is entitled to one vote only on a show of hands. Upon a poll, members present or any duly appointed proxy shall have one vote for every share held. There are no limitations on the right of non-South African shareholders to hold or exercise voting rights attaching to any shares of the company. CDI holders are not entitled to vote in person at meetings, but may vote by way of proxy.
Options granted in terms of the share incentive scheme do not carry rights to vote.
Change of details
Shareholders are reminded that the onus is on them to keep the company, through its nominated share registrars, apprised of any change in their postal address and personal particulars. Similarly, where shareholders received dividend payments electronically (EFT), they should ensure that the banking details which the share registrars and/or CSDPs have on file are correct.
Annual financial statements
Should you wish to receive a printed copy of our 2009 annual financial statements, please request same from the contact persons listed at the end of this report or on the company’s website.
AngloGold Ashanti Annual Financial Statements 2009
Shareholder information
Shareholder information
P

AngloGold Ashanti Annual Financial Statements 2009
For the year ended 31 December
Administrative information
AngloGold Ashanti Limited
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
Share codes:
ISIN: ZAE000043485
JSE: ANG
LSE: AGD
NYSE: AU
ASX:
AGG
GhSE (Shares):
AGA
GhSE (GhDS):
AAD
Euronext Paris:
VA
Euronext Brussels:
ANG
JSE Sponsor:
UBS
Auditors:
Ernst & Young Inc.
Offices
Registered and corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155
United Kingdom Secretaries
St James’s Corporate Services Limited
6 St James’s Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk
Directors
Executive
M Cutifani** (Chief Executive Officer)
S Venkatakrishnan* (Chief Financial Officer)
Non-Executive
RP Edey* (Chairman)
Dr TJ Motlatsi
†
(Deputy Chairman)
FB Arisman
#
WA Nairn
†
Prof LW Nkuhlu
†
SM Pityana
†
* British
#
American
** Australian
†
South African
Officers
Company Secretary: Ms L Eatwell
Investor Relations
South Africa
Sicelo Ntuli
Telephone: +27 11 637 6339
Fax: +27 11 637 6400
E-mail: sntuli@AngloGoldAshanti.com
United States
Stewart Bailey
Telephone: +1-212-836-4303
Mobile: +1 646 717-3978
E-mail: sbailey@AngloGoldAshanti.com
General e-mail enquiries
investors@AngloGoldAshanti.com
AngloGold Ashanti website
http://www.AngloGoldAshanti.com
Company secretarial E-mail
Companysecretary@AngoGoldAshanti.com
AngloGold Ashanti posts information that is
important to investors on the main page of its
website at www.AngloGoldAshanti.com and
under the “Investors” tab on the main page.
This information is updated regularly. Investors
should visit this website to obtain important
information about AngloGold Ashanti.
Share Registrars
South Africa
Computershare Investor Services
(Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za
United Kingdom
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0000
Fax: +44 870 703 6119
Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George’s Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (in Australia)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 229664
Fax: +233 21 229975
ADR Depositary
The Bank of New York Mellon (BoNY)
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone:
+1 800 522 6645 (Toll free in USA)
or +1 201 680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website: www.bnymellon.com.com\share-
owner
Global BuyDIRECTSM
BoNY maintains a direct share purchase
and dividend reinvestment plan for
AngloGold Ashanti.
Telephone: +1-888-BNY-ADRS
Russell and Associates

www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: March 30, 2010
By: /s/ L Eatwell
Name: L EATWELL
Title: Company Secretary